Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264188

PROXY STATEMENT FOR ANNUAL MEETING OF R1 RCM INC.

PROSPECTUS FOR SHARES OF COMMON STOCK OF PROJECT ROADRUNNER PARENT INC.,

THE CONTINUING ENTITY FOLLOWING THE HOLDING COMPANY REORGANIZATION,

WHICH WILL BE RENAMED “R1 RCM INC.” IN CONNECTION WITH

THE TRANSACTIONS DESCRIBED HEREIN

The board of directors (the “R1 Board”) of R1 RCM Inc., a Delaware corporation (“R1”), has unanimously approved the transactions contemplated by that certain Transaction Agreement and Plan of Merger, dated January 9, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among R1, Project Roadrunner Parent Inc., a Delaware corporation and a wholly owned subsidiary of R1 (“New R1”), Project Roadrunner Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of New R1 (“R1 Merger Sub”), Revint Holdings, LLC, a Delaware limited liability company (“Cloudmed”), CoyCo 1, L.P., a Delaware limited partnership (“CoyCo 1”), CoyCo 2., L.P., a Delaware limited partnership (“CoyCo 2”, and together with CoyCo 1, the “Sellers”), and, solely for certain purposes set forth therein, NMC Ranger Holdings, LLC, a Delaware limited liability company, a copy of which is attached to this proxy statement/prospectus as Annex A. As described in this proxy statement/prospectus, in addition to the election of directors and ratification of R1’s auditors, R1’s stockholders are being asked to consider a vote upon each of the Stock Issuance Proposal (as defined herein) and the Authorized Share Increase Proposal (as defined herein).

Pursuant to the Transaction Agreement, R1 has agreed to acquire Cloudmed and affiliated entities through (i) a merger of R1 Merger Sub with and into R1 with R1 as the surviving entity, which will result in R1 becoming a wholly owned subsidiary of New R1 (the “Holding Company Reorganization”) and (ii) the Sellers contributing 100% of the equity of Cloudmed Blocker Parent, L.L.C., which will be the parent company of Cloudmed as of the Closing Date (as defined herein), in exchange for 138,400,874 shares of common stock, par value $0.01 per share of New R1 (“New R1 Common Stock”), (subject to adjustment in accordance with the terms of the Transaction Agreement) or approximately 30% of the fully diluted shares of common stock, par value $0.01 per share, of R1 (“R1 Common Stock”) as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions (as defined below) (the “Contribution”, and together with the Holding Company Reorganization, the “Transactions”).

In connection with the Holding Company Reorganization, on the date the Transactions are consummated (the “Closing Date”), each issued and outstanding share of R1 Common Stock will, automatically and without any action on the part of the holder thereof, be converted into one share of New R1 Common Stock. Prior to this offering, there has been no public market for New R1 Common Stock. On April 6, 2022, 279,397,653 shares of R1 Common Stock were outstanding. Upon completion of the Transactions, all shares of R1 Common Stock will be cancelled. New R1 intends to apply to list the New R1 Common Stock, as successor to R1, on The Nasdaq Global Select Market and, upon the completion of the Transactions, the New R1 Common Stock will trade under the symbol under which R1 Common Stock currently trades, “RCM.” It is a condition to the consummation of the Transactions that the New R1 Common Stock shall have been approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Transactions will not be consummated unless the Nasdaq condition set forth in the Transaction Agreement is waived by the applicable parties. Any outstanding warrants to purchase shares of R1 Common Stock (the “R1 Warrants”) will, on the Closing Date, be automatically converted into warrants to purchase shares of New R1 Common Stock with substantially the same terms and conditions as applied to the R1 Warrants prior to the Closing Date in connection with the Holding Company Reorganization.

In addition, in accordance with the terms and subject to the conditions of the Transaction Agreement, on the Closing Date, each equity-based award of R1 outstanding as of immediately prior to the Closing Date will be exchanged for a comparable equity-based award that represents or relates to shares of New R1 Common Stock on substantially the same terms and conditions (including vesting schedule) as applied to such equity award prior to the Closing Date.

It is anticipated that, upon completion of the Transactions, (i) the former stockholders of R1, including TCP-ASC ACHI Series LLLP, a limited liability partnership jointly owned by Ascension Health Alliance and investment funds affiliated with TowerBrook Capital Partners L.P., will collectively own approximately 70% of the New R1 Common Stock on a fully diluted basis, and (ii) the Sellers, which are entities affiliated with New Mountain Capital, L.L.C., will collectively own approximately 30% of the New R1 Common Stock on a fully diluted basis.

This proxy statement/prospectus covers up to 332,877,963 shares of New R1 Common Stock (including shares issuable upon exercise of the R1 Warrants and equity-based awards described above) to be issued in connection with the Holding Company Reorganization. The number of shares of New R1 Common Stock that this proxy statement/prospectus covers represents the maximum number of shares that may be issued to holders of shares, R1 Warrants and equity-based awards of R1 in connection with the Holding Company Reorganization (as more fully described in this proxy statement/prospectus).

The accompanying proxy statement/prospectus provides stockholders of R1 with detailed information about the Transactions and other matters to be considered at the annual meeting of stockholders of R1. R1 encourages you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated April 22, 2022 and is first being mailed to R1’s stockholders on or about April 22, 2022.

R1 RCM INC.

A Delaware Corporation

434 W. Ascension Way

6th Floor

Murray, UT 84123

NOTICE OF 2022 R1 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 26, 2022

Dear R1 RCM Inc. Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders (the “2022 R1 Annual Meeting”) of R1 RCM Inc., a Delaware corporation (“R1”), at 8:30 a.m. Mountain Time on May 26, 2022. The 2022 R1 Annual Meeting will be held virtually via live webcast at: www.virtualshareholdermeeting.com/RCM2022 or at such other time, on such other date and at such other place to which the meeting may be adjourned. The 2022 R1 Annual Meeting will be held for the following purposes:

Proposal No. 1—Election of Directors—to consider and vote upon a proposal to elect the eleven nominees for director named in this proxy statement/prospectus, each for a term ending at the 2023 Annual Meeting of Stockholders of R1, and until his or her successor has been duly elected and qualified (the “Election of Directors Proposal”);

Proposal No. 2—Stock Issuance Proposal—to consider and vote upon a proposal to approve, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of common stock of Project Roadrunner Parent Inc., a Delaware corporation and a wholly owned subsidiary of R1 (“New R1”, and such common stock, the “New R1 Common Stock”) to CoyCo 1, L.P. and CoyCo 2, L.P., pursuant to the terms of the Transaction Agreement (as defined in this proxy statement/prospectus) (the “Stock Issuance Proposal”);

Proposal No. 3—The Authorized Share Increase Proposal—to consider and vote upon a proposal to approve an increase in the authorized share capital of R1 from 500,000,000 shares of common stock of R1 (“R1 Common Stock”) to 750,000,000 shares of R1 Common Stock (the “Authorized Share Increase Proposal”);

Proposal No. 4—Ratification of the Selection of Independent Registered Public Accounting Firm—to consider and vote upon a proposal to ratify the selection by the audit committee of the board of directors of R1 (the “R1 Board”) of Ernst & Young LLP as R1’s independent registered public accounting firm for the fiscal year ending December 31, 2022 (the “Auditor Ratification Proposal”); and

Proposal No. 5—The Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the 2022 R1 Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the 2022 R1 Annual Meeting (the “Adjournment Proposal”).

Approval of the Stock Issuance Proposal is required for completion of the Transactions (as defined herein). None of the other proposals to be considered at the 2022 R1 Annual Meeting is a condition to the obligation of the parties to complete the Transactions and no proposal is cross-conditioned on the approval of any other.

These items of business are described in this proxy statement/prospectus, which you are encouraged to read carefully and in its entirety before voting.

Only holders of record of R1 Common Stock at the close of business on April 6, 2022 (the “R1 Record Date”) are entitled to receive this notice of and to vote and have their votes counted at the 2022 R1 Annual Meeting and any adjournment of the 2022 R1 Annual Meeting.

This proxy statement/prospectus and accompanying proxy card are being provided to R1’s stockholders in connection with the solicitation of proxies to be voted at the 2022 R1 Annual Meeting and at any adjournment of the 2022 R1 Annual Meeting. Whether or not you plan to attend the 2022 R1 Annual Meeting, all of R1’s stockholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

After careful consideration, the R1 Board has unanimously approved the Transactions and unanimously recommends that stockholders vote “FOR” all proposals presented to R1’s stockholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the R1 Board, you should keep in mind that R1’s directors and officers have interests in the Transactions that may conflict with your interests as a stockholder. See the section titled “Interests of R1’s Directors and Executive Officers in the Transactions” in this proxy statement/prospectus for a further discussion of these considerations.

The Transaction Agreement is subject to the satisfaction or waiver of certain closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Transaction Agreement would waive any such provision of the Transaction Agreement.

If a quorum is present, the vote required to approve each of the proposals is as follows:

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With respect to the Election of Directors Proposal, the nominees for directors receiving a plurality of the votes cast by holders of R1 Common Stock represented at the meeting shall be elected to the R1 Board. With respect to this proposal, you may vote “FOR” or “WITHHOLD” with respect to any or all director nominees.

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With respect to the Stock Issuance Proposal, the Auditor Ratification Proposal, and the Adjournment Proposal, the affirmative vote of a majority of the votes cast by the holders of all shares of R1 Common Stock represented at the meeting and voting affirmatively or negatively on such matter is required for approval. With respect to these proposals, abstentions are not counted for purposes of determining the minimum number of affirmative votes required for approval and, accordingly, have no effect on the outcome of voting on such proposals.

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With respect to the Authorized Share Increase Proposal, the affirmative vote of a majority of all outstanding shares of R1 Common Stock is required for approval. An abstention will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal.

If your broker holds your shares in its name and does not receive voting instructions from you, it will still be able to vote your shares with respect to certain “discretionary” items, but will not be allowed to vote your shares with respect to certain “non-discretionary” items. In the case of non-discretionary items, the shares for which your broker receives no instruction from you will be treated as “broker non-votes.” Broker non-votes are shares that are held in “street name” by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter. The Auditor Ratification Proposal is a discretionary item under these rules, and accordingly, your bank or brokerage firm will be able to vote your shares even if you do not give instructions on how to do so. The Election of Directors Proposal, the Stock Issuance Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal are “non-discretionary” items. Thus, if you hold your shares in street name and you do not instruct your bank, broker or other nominee how to vote on these proposals, your shares may constitute broker non-votes with respect to such proposals and no votes will be cast on your behalf with respect to such proposals. Broker non-votes will not affect the required vote with respect to the Election of Directors Proposal, the Stock Issuance Proposal and the Adjournment Proposal but will be counted as a vote “AGAINST” with respect to the Authorized Share Increase Proposal. Broker non-votes will not affect the attainment of a quorum since the broker has discretion to vote on the Auditor Ratification Proposal and these votes will be counted toward establishing a quorum.

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Your vote is very important. Whether or not you plan to virtually attend the 2022 R1 Annual Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the 2022 R1 Annual Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2022 R1 Annual Meeting. The transactions contemplated by the Transaction Agreement will be consummated only if the Stock Issuance Proposal is approved at the 2022 R1 Annual Meeting. None of the proposals are cross-conditioned on the approval of any other.

The 2022 R1 Annual Meeting will be held as a virtual meeting and can be accessed at this website: www.virtualshareholdermeeting.com/RCM2022. You will be able to submit questions and vote your shares electronically during the meeting by logging in using the control number printed on your proxy card or voting instruction form accompanying these proxy materials. We recommend that you log in at least fifteen minutes in advance of the meeting to ensure that you are logged in when the meeting starts.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in accordance with the recommendations of the R1 Board. If you fail to return your proxy card, and do not attend the 2022 R1 Annual Meeting and vote electronically, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the 2022 R1 Annual Meeting and will not be voted. If you are a shareholder of record and you attend the 2022 R1 Annual Meeting and wish to vote electronically, you may withdraw your proxy and vote electronically.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions, please contact our Investor Relations department, by calling 312-324-5476, or by emailing investorrelations@r1rcm.com.

Thank you for your participation. We look forward to your continued support.

By Order of the R1 Board,

/s/ M. Sean Radcliffe

M. Sean Radcliffe

Corporate Secretary

Murray, Utah

April 22, 2022

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YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE 2022 R1 ANNUAL MEETING. THEREFORE PLEASE SUBMIT YOUR PROXY (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. FOR SPECIFIC INSTRUCTIONS, PLEASE REFER TO THE QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE 2022 R1 ANNUAL MEETING BEGINNING ON PAGE 1 OF THIS PROXY STATEMENT/PROSPECTUS AND THE INSTRUCTIONS ON THE PROXY CARD RELATING TO THE 2022 R1 ANNUAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about R1 RCM Inc. from other documents that R1 RCM Inc. has filed with the U.S. Securities and Exchange Commission, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section titled “Where You Can Find More Information” beginning on page 224 of this proxy statement/prospectus. This information is available for you to review through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, without charge, by written or telephonic request directed to R1 RCM Inc. at 434 W. Ascension Way, 6th Floor, Murray, UT 84123, Attention: Investor Relations, telephone (312) 324-7820.

In order for you to receive timely delivery of the documents in advance of the 2022 R1 Annual Meeting, you must request the information no later than five business days prior to the date of the 2022 R1 Annual Meeting (i.e., by May 19, 2022).

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Project Roadrunner Parent Inc. (File No. 333-264188), constitutes a prospectus of Project Roadrunner Parent Inc. under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $0.01 per share, of Project Roadrunner Parent Inc., to be issued to current stockholders of R1 RCM Inc. pursuant to the Transaction Agreement and Plan of Merger, dated January 9, 2022, by and among R1 RCM Inc., Project Roadrunner Parent Inc., Project Roadrunner Merger Sub Inc., Revint Holdings, LLC, CoyCo 1, L.P. and CoyCo 2, L.P. as it may be amended from time to time. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and a notice of meeting with respect to the 2022 R1 Annual Meeting of R1 RCM Inc. stockholders.

R1 RCM Inc. has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to R1 RCM Inc., Project Roadrunner Parent Inc., Project Roadrunner Merger Sub Inc. and their respective subsidiaries and Revint Holdings, LLC has supplied all information relating to Revint Holdings, LLC, CoyCo 1, L.P., CoyCo 2, L.P., Cloudmed Blocker Parent, L.L.C. and their respective subsidiaries.

R1 RCM Inc. and Revint Holdings, LLC have not authorized anyone to provide you with information other than the information that is contained in, or incorporated by reference into, this proxy statement/prospectus. R1 RCM Inc. and Revint Holdings, LLC take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated April 22, 2022, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to R1 RCM Inc. stockholders, nor the issuance by Project Roadrunner Parent Inc. of shares of its common stock pursuant to the aforementioned transaction agreement will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

AND THE 2022 R1 ANNUAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Transactions, and matters to be addressed at the annual meeting (the “2022 R1 Annual Meeting”) of stockholders of R1 RCM Inc. (“R1”). These questions and answers may not address all questions that may be important to R1 stockholders. Please refer to the section titled “Prospectus Summary” beginning on page 14 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section titled “Where You Can Find More Information” beginning on page 224 of this proxy statement/prospectus.

Q:    What is the purpose of the 2022 R1 Annual Meeting?

A:    At the 2022 R1 Annual Meeting, stockholders will consider and vote on the following matters:

•	Elect the 11 nominees for director named in this proxy statement, each for a term ending at the 2023 Annual Meeting of Stockholders, and until his or her successor has been duly elected and qualified;

•	Approve the issuance of shares of common stock of New R1 Common Stock (as defined below) to the Sellers (as defined below) pursuant to the terms of the Transaction Agreement (as defined below);

•	Approve a change in the authorized share capital of R1 from 500,000,000 shares of common stock, par value $0.01 of R1 (“R1 Common Stock”) to 750,000,000 shares of R1 Common Stock;

•	Ratify the selection by the audit committee of Ernst & Young LLP as R1’s independent registered public accounting firm for the fiscal year ending December 31, 2022; and

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Approve the adjournment of the 2022 R1 Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the 2022 R1 Annual Meeting.

Q:    What shares will be entitled to vote at the 2022 R1 Annual Meeting?

A:    Our voting securities consist of common stock, of which approximately 279,397,653 shares (excluding any treasury shares) were outstanding on April 6, 2022, (the “R1 Record Date”). Holders of record of R1 Common Stock may vote on each proposal that comes before the 2022 R1 Annual Meeting.

Q:    What are the proposed Transactions?

A:    R1 has agreed to acquire Cloudmed, a leader in revenue intelligence solutions for healthcare providers under the terms of the Transaction Agreement and Plan of Merger, dated January 9, 2022, by and among R1, Project Roadrunner Parent Inc. (“New R1”), Project Roadrunner Merger Sub Inc. (“R1 Merger Sub”), Revint Holdings, LLC (“Cloudmed”), CoyCo 1, L.P. (“CoyCo 1”), CoyCo 2, L.P. (“CoyCo 2” and, together with CoyCo 1, the “Sellers”), and, solely for certain purposes set forth therein, NMC Ranger Holdings, LLC, as it may be amended from time to time, (the “Transaction Agreement”) that is described in this proxy statement/prospectus. If R1 stockholders approve the proposal to issue shares of New R1 common stock, par value $0.01 per share (“New R1 Common Stock”), to the Sellers in connection with the Contribution (as defined below) (the “Stock Issuance Proposal”), and the other conditions to closing under the Transaction Agreement are satisfied or waived, (i) R1 Merger Sub will merge with and into R1, with R1 surviving, which will result in R1 becoming a wholly owned subsidiary of New R1 (the “Holding Company Reorganization”) and (ii) the Sellers will contribute 100% of the equity of Cloudmed Blocker Parent, L.L.C. (“Cloudmed Parent”), which will be the parent company of Cloudmed as of the date of the closing of the Transactions (as defined below) (such date, the “Closing Date”), to New R1 in exchange for shares of New R1 Common Stock equal to approximately 30% of the fully diluted shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions, subject to certain adjustments set forth in the Transaction Agreement (the “Contribution”, and together with the Holding Company Reorganization, the “Transactions”).

As a result of the Holding Company Reorganization, each share of R1 Common Stock issued and outstanding immediately prior to the Holding Company Reorganization will automatically be exchanged into an equivalent corresponding share of New R1 Common Stock, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding shares of R1 Common Stock being converted. Accordingly, upon consummation of the Holding Company Reorganization, R1’s current stockholders will become stockholders of New R1. Any outstanding warrants to purchase shares of R1 Common Stock (the “R1 Warrants”) will, on the Closing Date, be automatically converted into warrants to purchase shares of New R1 Common Stock with substantially the same terms and conditions as applied to the R1 Warrants prior to the Closing Date (the “New R1 Warrants”) in connection with the Holding Company Reorganization. In addition, in accordance with the terms and subject to the conditions of the Transaction Agreement, on the Closing Date, each equity-based award of R1 outstanding as of immediately prior to the Closing Date will be exchanged for a comparable equity-based award that represents or relates to shares of New R1 Common Stock on substantially the same terms and conditions (including vesting schedule) as applied to such equity award prior to the Closing Date.

Furthermore, the conversion will occur automatically without an exchange of stock certificates. Stock certificates previously representing shares of R1 Common Stock will represent the same number of shares of New R1 Common Stock after the Holding Company Reorganization. Each person entered as the owner in a book entry that, immediately prior to the Holding Company Reorganization, represented any outstanding shares of R1 Common Stock will be deemed to have received an equivalent number of shares of New R1 Common Stock. Following the consummation of the Holding Company Reorganization, the name of New R1 will be changed to “R1 RCM Inc.,” the name of R1 will be changed to “R1 RCM Holdco Inc.” (or such other name as R1 determines prior to closing) and shares of New R1 Common Stock will trade on The Nasdaq Global Select Market under R1’s symbol “RCM.”

Upon consummation of the Holding Company Reorganization, the directors and officers of New R1 will be the same individuals who are the directors and officers of R1 immediately prior to the Holding Company Reorganization.

The Holding Company Reorganization will be conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the “DGCL”), which provides for the formation of a holding company through a merger without a vote of the stockholders of the constituent corporations. Effective upon the consummation of the Holding Company Reorganization, New R1 will adopt an amended and restated certificate of incorporation and amended and restated bylaws that contain provisions identical to the provisions of the certificate of incorporation and bylaws of R1 as in effect immediately prior to the consummation of the Holding Company Reorganization, except for the change of the name of the corporation as permitted by Section 251(g) and any other changes required or permitted by Section 251(g).

Q:    Why am I receiving this proxy statement/prospectus?

A:    This proxy statement/prospectus serves as a proxy statement for the 2022 R1 Annual Meeting, through which R1 will solicit proxies for (i) the election of eleven members of the R1 board of directors (the “R1 Board”) for a one-year term (the “Director Election Proposal”), (ii) the approval, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, of the issuance of shares of New R1 Common Stock to the Sellers pursuant to the terms of the Transaction Agreement (the “Stock Issuance Proposal”), (iii) an amendment to the amended and restated certificate of incorporation of R1 to increase the number of authorized shares of R1 Common Stock from 500,000,000 to 750,000,000 (the “Authorized Share Increase Proposal”), (iv) the annual ratification of the appointment of Ernst & Young LLP as R1’s independent registered public accounting firm for 2022 (the “Auditor Ratification Proposal”) and (v) approval of the adjournment of the 2022 R1 Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies (the “Adjournment Proposal”). This proxy statement/prospectus, including its annexes, contains important information about the Transactions and the 2022 R1 Annual Meeting. R1 stockholders should read this information carefully and in its entirety. The enclosed voting materials allow R1 stockholders to vote their shares without attending the 2022 R1 Annual Meeting in person.

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by New R1, also constitutes a prospectus of New R1 for the shares of New R1 Common Stock to be issued to existing R1 stockholders in connection with the Holding Company Reorganization pursuant to the Transaction Agreement.

Q:    Does my vote matter?

A:    Your vote is important regardless of how many shares you own. Please take the time to read the instructions below and vote. Choose the method of voting that is easiest and most convenient for you and please cast your vote as soon as possible.

The Transactions cannot be completed unless R1 stockholders approve the Stock Issuance Proposal. Approval of the Authorized Share Increase Proposal or any other proposal is not a condition to completion of the Transactions. For more information, see the sections titled “The Transactions”, “Proposal 2—The Stock Issuance Proposal”, and “Proposal 3—The Authorized Share Increase Proposal” beginning on pages 60, 217 and 218, respectively, of this proxy statement/prospectus.

If holders of R1 Common Stock fail to submit a valid proxy or vote electronically at the 2022 R1 Annual Meeting, or vote to abstain, or do not provide their bank, brokerage firm or other nominee with instructions, as applicable, this will not have an effect on the vote to approve the Election of Directors Proposal, the Stock Issuance Proposal or the Adjournment Proposal. The R1 Board recommends that R1 stockholders vote “FOR” the approval of the Election of Directors Proposal, the Stock Issuance Proposal and the Adjournment Proposal.

Because the affirmative vote required to approve the Authorized Share Increase Proposal is based on the total number of shares of outstanding R1 Common Stock, if you hold shares of R1 Common Stock and you fail to submit a valid proxy or vote electronically at the 2022 R1 Annual Meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal. The R1 Board recommends that R1 stockholders vote “FOR” the approval of the Authorized Share Increase Proposal.

Q:    What is the vote required to approve each proposal at the 2022 R1 Annual Meeting?

A:    Each share of R1 Common Stock is entitled to one vote. Shares will not be voted in favor of a matter, and will not be counted as voting on a particular matter, if either (1) the holder of the shares abstains from voting on the matter or (2) the shares are broker non-votes, as described below.

Approval Requirements. If a quorum is present, the vote required to approve each of the proposals is as follows. All votes will be counted by the inspector of election appointed for the meeting.

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With respect to Proposal 1, the nominees for directors receiving a plurality of the votes cast by holders of R1’s common stock represented at the meeting, shall be elected to the R1 Board. With respect to Proposal 1, you may vote “FOR” or “WITHHOLD” with respect to any or all director nominees.

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With respect to Proposals 2, 4 and 5, the affirmative vote of a majority of the votes cast by the holders of all shares of common stock represented at the meeting and voting affirmatively or negatively on such matter is required for approval. For Proposals 2, 4 and 5, abstentions are not counted for purposes of determining the minimum number of affirmative votes required for approval and, accordingly, have no effect on the outcome of voting on such proposals.

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With respect to Proposal 3, the affirmative vote of a majority of all outstanding shares of R1 Common Stock is required for approval. An abstention will have the same effect as a vote “AGAINST” Proposal 3.

Broker Non-votes. If your broker holds your shares in its name and does not receive voting instructions from you, it will still be able to vote your shares with respect to certain “discretionary” items, but will not be allowed to vote your shares with respect to certain “non-discretionary” items. In the case of non-discretionary items, the shares for which your broker receives no instruction from you will be treated as “broker non-votes.” Broker non-votes are shares that are held in “street name” by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter. Proposal 4 is a discretionary item under these rules, and accordingly, your bank or brokerage firm will be able to vote your shares even if you do not give instructions on how to do so. Proposals 1, 2, 3 and 5 are “non-discretionary” items. Thus, if you hold your shares in street name and you do not instruct your bank, broker or other nominee how to vote in Proposal 1, 2, 3 and/or 5, your shares may constitute broker non-votes with respect to such proposal and no votes will be cast on your behalf with respect to such proposal.

Broker non-votes will not affect the required vote with respect to Proposals 1, 2 and 5 (and will not affect the attainment of a quorum since the broker has discretion to vote on Proposal 4 and these votes will be counted toward establishing a quorum). Broker non-votes will have the effect of a vote “AGAINST” in the case of Proposal 3.

Q:    Are there any stockholders who have already committed to voting in favor of any of the proposals?

A:    Yes. Concurrently with the execution of the Transaction Agreement, R1, TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (“TCP-ASC”), and Cloudmed entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things and subject to certain exceptions, TCP-ASC agreed to not transfer its shares of R1 Common Stock or any shares of R1 Common Stock or other voting securities of R1 that TCP-ASC acquires, including upon exercise of its R1 Warrant (the “Covered Shares”), and to vote the Covered Shares (i) in favor of the Stock Issuance Proposal, (ii) in favor of the Transactions (as defined in the Transaction Agreement), (iii) in favor of any proposal to adjourn or postpone such meeting of R1 stockholders to a later date made in accordance with the Transaction Agreement, or (iv) against any proposal made in opposition to or in competition with the Stock Issuance Proposal and the other transactions contemplated by the Transaction Agreement. As of January 9, 2022, the shares of R1 Common Stock held by TCP-ASC represented approximately 50.1% of the total outstanding shares of R1 Common Stock. For more information, please see the section titled “The Transactions.”

Q:    Why are R1 stockholders being asked to approve the Authorized Share Increase Proposal? What will happen if R1 stockholders do not approve the Authorized Share Increase Proposal?

A:    R1 is seeking the approval of R1 stockholders to increase the number of shares authorized to be issued under R1’s certificate of incorporation. Increasing the number of shares authorized to be issued will ensure there are a sufficient number of authorized shares to preserve flexibility for the R1 Board to approve and issue additional shares in connection with potential future acquisitions and/or employee equity grants. If the R1 stockholders do not approve the Authorized Share Increase Proposal, R1 will still have a sufficient number of authorized shares to issue the shares issuable in connection with the Transactions, as well as to holders of all currently outstanding equity-based awards and warrants.

Approval of the Authorized Share Increase Proposal is not a condition to completion of the Transactions. If the R1 stockholders do not approve the Authorized Share Increase Proposal and the conditions to completion of the Transactions are satisfied or waived, as applicable, R1, Cloudmed and the other parties to the Transactions will be obligated to complete the Transactions.

Q:    What will the composition of the Board of Directors and management of R1 be following completion of the Transactions?

A:    Upon consummation of the Holding Company Reorganization, the directors and officers of New R1 will be the same individuals who are the directors and officers of R1 immediately prior to the Holding Company Reorganization.

Simultaneously with the closing of the Transactions, New R1 and the Sellers will enter into an investor rights agreement (the “Sellers’ Investor Rights Agreement”). Under the terms of the Sellers’ Investor Rights Agreement, for so long as the Sellers maintain certain specified ownership thresholds, the Sellers will be entitled to nominate three individuals to the board of directors of New R1 (the “New R1 Board”) (collectively, the “Seller Designees”). The Seller Designees are expected to be appointed to the New R1 Board promptly following the closing. See the description of the Sellers’ Investor Rights Agreement in the section titled “The Transactions” beginning on page 60 of this proxy statement/prospectus. Additionally, subject to applicable law and the listing standards of The Nasdaq Global Select Market (or other United States national securities exchange that New R1 Common Stock is listed upon, if any), New R1 will offer one Seller Designee (to be selected by the Sellers) an opportunity to, at the Sellers’ option, either sit on each regular committee of the New R1 Board or attend (but not vote) at the meetings of such committee as an observer.

It is also expected that, in connection with the closing of the Transactions, the current chief executive officer of Cloudmed, Lee Rivas, will be appointed as president of New R1. Mr. Rivas’ compensation and other terms of his employment with New R1 have not yet been determined. Other than Mr. Rivas’ appointment, no other changes to R1’s management are currently expected to occur as a result of the Transactions.

In addition, following the completion of the Transactions, Mr. Rivas will hold an equity interest in one of the Sellers and, accordingly, an indirect interest in New R1, which he will receive as consideration for his existing equity interest in Cloudmed.

Separate and apart from the above, R1’s stockholders are being asked at the 2022 R1 Annual Meeting to vote on the election of eleven directors to the R1 Board for a one-year term. If elected, these directors will serve from the date of the 2022 R1 Annual Meeting for a term ending at the 2023 Annual Meeting, and until his or her successor has been duly elected or qualified.

Q:    How does the R1 Board recommend that R1 stockholders vote?

A:    The R1 Board unanimously recommends that R1 stockholders vote “FOR” the election of the director nominees listed herein, “FOR” the Stock Issuance Proposal, “FOR” the Authorized Share Increase Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the Adjournment Proposal.

Q:     Do any of the officers or directors of R1 have interests in the Transactions that may differ from or be in addition to my interests as an R1 stockholder?

A:    Yes. In considering the recommendation of the R1 Board that R1 stockholders vote to approve the Stock Issuance Proposal, R1 stockholders should be aware that R1’s directors and executive officers have interests in the Transactions that are different from, or in addition to, the interests of R1 stockholders generally. The R1 Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Transaction Agreement and the Transactions, and in unanimously recommending that R1 stockholders vote to approve the Stock Issuance Proposal. See the section titled “Interests of R1’s Directors and Executive Officers in the Transactions” beginning on page 115 of this proxy statement/prospectus.

Q:    What will the Sellers receive if the Contribution is completed?

A:    If the Contribution is completed, and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution as described below, each Seller will receive its pro rata share of

138,400,874 shares of New R1 Common Stock (subject to adjustment in accordance with the terms of the Transaction Agreement) (the “Consideration”), which represents approximately 33.2% of the outstanding shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions, and approximately 30% of the number of fully diluted shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions.

The adjustments to the numbers of shares that will be issued to the Sellers will not be known until the consummation of the Contribution, and then will be finalized during an approximately 90-day period thereafter. The number of shares will be adjusted based on (i) Cloudmed’s net debt as of closing, (ii) R1’s and Cloudmed’s transaction expenses, (iii) certain share issuances by R1 between signing and closing, (iv) certain cash payments to be made with respect to existing Cloudmed equity awards and (v) the number of unvested Cloudmed restricted units cancelled and replaced with restricted stock units of New R1 issued pursuant to New R1’s equity incentive plan. Based on the closing price of R1 Common Stock of $27.30 on April 20, 2022, the latest practicable date before the printing of this proxy statement/prospectus, utilizing preliminary estimates based on information available, the number of shares will be adjusted downward by 434,454 for transaction expenses, 1,014,349 related to certain cash payments to be made with respect to existing Cloudmed equity awards, and 1,432,552 for the number of Cloudmed restricted units cancelled and replaced with restricted stock units of New R1. Based on the adjustments in the previous sentence, 1,432,552 restricted stock units of New R1 will be issued as replacement awards and 135,519,519 shares of New R1 Common Stock will be issued to the Sellers upon consummation of the Contribution, subject to the other adjustments described in the preceding sentence. As a result, based on the 279,397,653 shares of R1 Common Stock outstanding on April 6, 2022, a total of approximately 414,917,172 shares of New R1 Common Stock would be outstanding after the Contribution and the Sellers would hold, in the aggregate, approximately 32.7% of the outstanding shares of New R1 Common Stock immediately after the closing of the Contribution. See the section titled “The Transactions” beginning on page 60 of this proxy statement/prospectus.

Q:    What is the value of the Consideration?

A:    Based on the closing price of R1 Common Stock of $23.35 on January 7, 2022, the last trading day before public announcement of the Transaction Agreement, and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution, the Consideration represented an implied equity value of approximately $3.23 billion. Based on the closing price of R1 Common Stock of $27.30 on April 20, 2022, the latest practicable date before the printing of this proxy statement/prospectus and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution, the Consideration represented an implied value of approximately $3.78 billion. The implied value of the Consideration will fluctuate with the market price of R1 Common Stock. R1 Common Stock is currently traded on The Nasdaq Global Select Market under the symbol “RCM.” You are encouraged to obtain current market quotes for R1 Common Stock before you determine how to vote on the proposals set forth in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 224 of this proxy statement/prospectus.

Q:    When do you expect the Transactions to be completed?

A:    Subject to the satisfaction or waiver of the closing conditions described under the section titled “The Transaction Agreement and Plan of Merger” beginning on page 97 of this proxy statement/prospectus, including the approval of the Stock Issuance Proposal by R1 stockholders at the 2022 R1 Annual Meeting, R1 expects that the transactions will be completed during the second quarter of 2022. However, it is possible that factors outside R1’s control could result in the Transactions being completed at a different time or not at all.

Q:    What are the material United States federal income tax consequences of the Holding Company Reorganization to R1 stockholders?

A:    Subject to the limitations and qualifications described in “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization,” the exchange of R1 Common Stock for shares of New

R1 Common Stock pursuant to the Holding Company Reorganization, taken together with the Contribution, is expected to qualify as an exchange for U.S. federal income tax purposes under Section 351 of the Code. In addition, subject to the limitations and qualifications described in “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization,” the exchange of R1 Common Stock for shares of New R1 Common Stock pursuant to the Holding Company Reorganization is intended to qualify as a reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. For a more detailed description of certain material United States federal income tax consequences relating to the Holding Company Reorganization and the exchange of R1 Common Stock for New R1 Common Stock to U.S. holders (as defined therein), please see the description set forth in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization” beginning on page 117 of this proxy statement/prospectus. The tax consequences of the Holding Company Reorganization to any particular R1 stockholder will depend on that holder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the Holding Company Reorganization.

Q:    What are the conditions to completion of the Transactions?

A:    In addition to the approval of the Stock Issuance Proposal by R1 stockholders, completion of the Transactions is subject to the satisfaction or, to the extent permitted by applicable law, waiver of a number of other conditions, including the receipt of required regulatory approvals, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, approval for listing on Nasdaq of the shares of New R1 Common Stock, the accuracy of R1’s and Cloudmed’s respective representations and warranties under the Transaction Agreement (subject to certain materiality exceptions) and R1’s and Cloudmed’s performance of their respective obligations under the Transaction Agreement. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Transactions, see the section titled “The Transaction Agreement and Plan of Merger” beginning on page 97 of this proxy statement/prospectus.

Q:    What happens if the Transactions are not completed?

A:    If the Stock Issuance Proposal is not approved by R1 stockholders or the conditions to the Transactions are not satisfied or waived for any other reason, neither the Holding Company Reorganization nor the Contribution will occur. Instead, R1 will remain an independent public company, and R1 Common Stock will continue to be listed and traded on Nasdaq and registered under the Exchange Act of 1934, as amended (the “Exchange Act”). See the section titled “Proposal 2—The Stock Issuance Proposal” beginning on page 217 of this proxy statement/prospectus.

Q:    Who can vote at the 2022 R1 Annual Meeting?

A:    All holders of record of R1 Common Stock as of the close of business on the R1 Record Date are entitled to receive notice of, and to vote at, the 2022 R1 Annual Meeting.

Q:    How many votes do I have?

A:    Each R1 stockholder is entitled to one vote on each matter properly brought before the 2022 R1 Annual Meeting for each share of R1 Common Stock held of record as of the R1 Record Date. As of the close of business on the R1 Record Date, there were 279,397,653 outstanding shares of R1 Common Stock.

Q:     Where can I find a list of stockholders of record entitled to vote at the 2022 R1 Annual Meeting?

A:    A list of stockholders of record entitled to vote at the 2022 R1 Annual Meeting will be accessible on the virtual meeting website at www.virtualshareholdermeeting.com/RCM2022 during the meeting for those attending the meeting, and for ten days prior to the meeting, at R1’s corporate offices at 434 W. Ascension Way, 6th Floor, Murray, Utah, 84123.

Q:    When and where is the 2022 R1 Annual meeting?

A:    The 2022 R1 Annual Meeting will be held on May 26, 2022, at 8:30 a.m. Mountain Time, via live webcast at www.virtualshareholdermeeting.com/RCM2022. If you plan to attend the meeting, you must log in using the control number printed on your proxy card or voting instruction form accompanying these proxy materials. We recommend that you log in at least fifteen minutes in advance of the meeting to ensure that you are logged in when the meeting starts. For additional information about the 2022 R1 Annual Meeting, see “Prospectus Summary—Information about the 2022 R1 Annual Meeting” beginning on page 19 of this proxy statement/prospectus.

Q:    Why is the 2022 R1 Annual Meeting virtual only?

A:    We have been hosting virtual only annual meetings since 2017, as we believe hosting a virtual meeting makes it easy for our shareholders to participate from any location around the world. We are excited to embrace the latest technology to provide ease of access, real-time communication, and cost savings for our stockholders and R1.

Q:    How can I participate at the 2022 R1 Annual Meeting?

A:    If you are a stockholder as of the Record Date and have logged in using your control number, you may submit a question at any point during the meeting (until the floor is closed to questions) by typing your question into the “Ask a Question” field, and clicking “Submit.” Stockholder questions or comments are welcome, but we will only answer questions pertinent to 2022 R1 Annual Meeting matters, subject to time constraints. Questions regarding personal matters and statements of advocacy are not pertinent to 2022 R1 Annual Meeting matters and therefore will not be addressed. Questions or comments that are substantially similar may be grouped and answered together to avoid repetition. The audio broadcast of the R1 Annual Meeting will be archived at www.virtualshareholdermeeting.com/RCM2022 for at least one year.

Q:     What if I run into technical issues while trying to access the 2022 R1 Annual Meeting?

A:    The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should give themselves plenty of time to log in and ensure they have a strong internet connection and they can hear streaming audio prior to the start of the meeting.

If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:15 a.m. Mountain Time and until the end of the meeting.

Q:    What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:    If your shares of R1 Common Stock are registered directly in your name with the transfer agent of R1, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to R1, or to a third party to vote at the 2022 R1 Annual Meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You will only be able to ask questions and vote your shares electronically at the meeting if you log in using the control number printed on your proxy card or voting instruction form accompanying these proxy materials.

Q:    If my shares of R1 Common Stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:    No. If your shares are held in the name of a bank, brokerage firm or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” You are not the “record holder” of such shares. If this is the case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee. Your bank, brokerage firm or other nominee has discretionary authority to vote on “routine” proposals if you have not provided voting instructions. However, your bank, brokerage firm or other nominee is precluded from exercising voting discretion with respect to non-routine matters. The Auditor Ratification Proposal is a routine matter, and your bank, brokerage firm or other nominee may vote your shares with respect to this proposal even if you do not provide voting instructions. This is often called a “broker non-vote.” All of the other proposals to be voted on by R1 stockholders are non-routine matters. As a result, if you do not provide voting instructions with respect to these proposals, your shares will not be voted.

You should therefore provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares of R1 Common Stock.

Please follow the voting instructions provided by your bank, brokerage firm or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in street name by returning a proxy card directly to R1.

Q:    What constitutes a quorum for the 2022 R1 Annual Meeting?

A:    In order for business to be conducted at the 2022 R1 Annual Meeting, a quorum must be present. For all the matters that are voted upon at the 2022 R1 Annual Meeting, a quorum consists of the holders of a majority of the R1 Common Stock, issued, outstanding and entitled to vote at the meeting, present or represented by proxy. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Shares of R1 Common Stock present or represented by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for the purpose of determining whether a quorum exists.

If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

Q:    How do R1 stockholders vote?

A:    Stockholder of Record. If you are an R1 stockholder of record, you may have your shares of R1 Common Stock voted on the matters to be presented at the 2022 R1 Annual Meeting in any of the following ways:

•

by telephone or over the internet, by accessing the telephone number or internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by internet. Proxies delivered over the internet or by telephone must be submitted by 11:59 p.m. Eastern Time on May 25, 2022. Please be aware that if you vote by telephone or over the internet, you may incur costs such as telephone and internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•

electronically—you may attend the 2022 R1 Annual Meeting by logging in at www.virtualshareholdermeeting.com/RCM2022 using the control number printed on your proxy card or voting instruction form accompanying these proxy materials and cast your vote there.

Beneficial owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote electronically at the 2022 R1 Annual Meeting, you must log into the meeting platform using the control number printed on your proxy card or voting instruction form accompanying these proxy materials.

Q:    How can I change or revoke my vote?

A:    You have the right to revoke a proxy, whether delivered over the internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by signing and returning a new proxy card with a later date, by attending the 2022 R1 Annual Meeting and voting electronically or by giving written notice of revocation to R1 prior to the time the 2022 R1 Annual Meeting begins. Written notice of revocation should be mailed to: R1’s Corporate Secretary at 434 W. Ascension Way, 6th Floor, Murray, Utah, 84123. If you have instructed a broker, bank or other nominee to vote your shares, you may revoke your proxy by following the directions received from your bank, broker or other nominee to change those instructions.

Q:    If a stockholder gives a proxy, how are the shares of R1 Common Stock voted?

A:    Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of R1 Common Stock in the way that you indicate. When completing the internet or telephone processes or the proxy card, you may specify whether your shares of R1 Common Stock should be voted “FOR,” “AGAINST,” “WITHHOLD” or to “ABSTAIN,” as applicable, from voting on all, some or none of the specific items of business to come before the 2022 R1 Annual Meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of R1 Common Stock should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” each of the nominees to the R1 Board, “FOR” the Stock Issuance Proposal, “FOR” the Authorized Share Increase Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the Adjournment Proposal.

Q:     Can I access the proxy materials electronically?

A:    Yes. Our proxy materials are available at http://www.r1rcm.com/proxy.

Q:    What should I do if I receive more than one set of voting materials?

A:    You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:    What happens if I sell my shares of R1 Common Stock before the 2022 R1 Annual Meeting?

A:    The R1 Record Date is earlier than the date of the 2022 R1 Annual Meeting. If you transfer your shares of R1 Common Stock after the R1 Record Date but before the 2022 R1 Annual Meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the 2022 R1 Annual Meeting.

Q:    Who will solicit and pay the cost of soliciting proxies?

A:     We will bear the costs of soliciting proxies. In addition to solicitations by mail, our directors, officers and employees may, without additional pay, solicit proxies by telephone, facsimile, e-mail and in person. We will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy materials to the persons for whom they hold shares and request instructions for voting the proxies. We will reimburse the brokerage houses and other persons for their reasonable expenses in connection with this distribution.

Q:    What do I need to do now?

A:    Even if you plan to attend the 2022 R1 Annual Meeting virtually, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the 2022 R1 Annual Meeting.

Q:    How can I communicate with the R1 Board?

A:    The R1 Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The chair of the nominating and corporate governance committee, with the assistance of R1’s senior management, is primarily responsible for monitoring and responding to communications from stockholders and other interested parties and for providing copies or summaries of communications to the other directors, as he considers appropriate.

All communications are forwarded to the chair of the nominating and corporate governance committee and to the chair of another committee of the board of directors, if the communication was addressed to the attention of another committee of the board of directors. The chair of the nominating and corporate governance committee, and, in the case of communications to be addressed by another committee of the board of directors, in consultation with the chair of that committee, shall decide in each case whether any particular communication should be forwarded to some or all other members of the board of directors.

R1’s stockholders may send communications to the R1 Board by forwarding them addressed to R1’s corporate secretary, the R1 Board or, in the case of matters concerning accounting, internal accounting controls and auditing, the R1 Board’s audit committee, at the above address.

Q:    How can I recommend a candidate for the R1 Board?

A:    Stockholders may recommend director candidates for consideration by the nominating and corporate governance committee of the R1 Board by submitting the stockholder’s name, address and number of shares of stock held, as well as any other information required by the bylaws and the candidate’s name, age, address and resume to R1’s corporate secretary at the address below. If a stockholder would like a candidate to be considered at the 2023 Annual Meeting of Stockholders, then the stockholder must follow the procedures for stockholder proposals outlined immediately below under “How and when may I submit a stockholder proposal for the 2023 Annual Meeting of Stockholders?” You can find more detailed information on the process for selecting board members and criteria for board nominees in the section of this proxy statement/prospectus titled “Corporate Governance” beginning on page 163 of this proxy statement/prospectus and in the Corporate Governance Guidelines posted in the “Corporate Governance” section of the “Investor Relations” page of R1’s website, www.r1rcm.com. R1’s Internet website address is provided as an inactive textual reference only. The information provided on the Internet website of R1 is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Q:    How and when may I submit a stockholder proposal for the 2023 Annual Meeting of Stockholders?

A:    If you are interested in submitting a proposal for inclusion in the proxy statement for R1’s 2023 Annual Meeting of Stockholders, you must follow the procedures outlined in Rule 14a-8 under the Exchange Act. A proposal that a stockholder would like included in R1’s proxy statement for the 2023 Annual Meeting of Stockholders must satisfy all applicable requirements of Rule 14a-8 and must be received at the address below no later than December 23, 2022.

If you wish to present a proposal or a proposed director candidate at the 2023 Annual Meeting of Stockholders, but do not wish to have the proposal or director candidate considered for inclusion in the proxy statement and proxy card, you must satisfy all applicable requirements set forth in R1’s bylaws and give written notice at the address noted below not earlier than January 26, 2023 and not later than February 25, 2023.

In addition to complying with the requirements set forth in R1’s bylaws, to comply with the universal proxy rules (once applicable), stockholders who intend to solicit proxies in support of director nominees, other than R1’s nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 27, 2023.

Any proposals, notices or information about proposed director candidates should be sent to:

R1 RCM Inc.

434 W. Ascension Way

6th Floor

Murray, Utah 84123

Attention: Corporate Secretary

Q:    Who will count the votes?

A:    Broadridge Financial Solutions will count, tabulate and certify the votes. A representative of Broadridge Financial Solutions will serve as the inspector of elections at the meeting.

Q:    Where can I find the voting results of the 2022 R1 Annual Meeting?

A:    The preliminary voting results will be announced at 2022 R1 Annual Meeting. In addition, within four business days following certification of the final voting results, R1 intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:    Am I entitled to exercise appraisal rights in connection with the Transactions?

A:    No. R1 stockholders are not entitled to appraisal rights in connection with the Transactions.

Q:    Are there any risks that I should consider in deciding how to vote?

A:    Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of R1 contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:    Will any other business be conducted at the 2022 R1 Annual Meeting or will other matters be voted on?

A:    R1 is not aware of any other business to be conducted or matters to be voted upon at the meeting. Under R1’s bylaws, the deadline for stockholders to notify R1 of any proposals or nominations for director to be presented for action at the 2022 R1 Annual Meeting was February 19, 2022. If any other matter properly comes before the meeting, the persons named in the proxy card that accompanies this proxy statement will exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Q:    How can I obtain a copy of R1’s Annual Report on Form 10-K?

A:    R1’s Annual Report on Form 10-K is available in the “SEC Filings” section of the “Investor Relations” page of its website at www.r1rcm.com.

Alternatively, if you would like to receive a copy of R1’s Annual Report on Form 10-K (without exhibits), without charge, please contact:

R1 RCM Inc.

434 W. Ascension Way

6th Floor

Murray, UT 84123

Attention: Investor Relations

Telephone: 312-324-5476

investorrelations@r1rcm.com

If you would like R1 to send you a copy of the exhibits listed on the exhibit index of its Annual Report on Form 10-K, R1 will do so upon your payment of reasonable expenses in furnishing a requested exhibit.

Q:    Who can help answer any other questions I have?

A:    R1 stockholders who have questions about the Transactions, the other matters to be voted on at the 2022 R1 Annual Meeting or how to submit a proxy, or who need additional copies of this proxy statement/prospectus or the enclosed proxy card, should contact the Investor Relations department at the address, phone number or email address provided above.

PROSPECTUS SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as an R1 stockholder. Accordingly, you are encouraged to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section titled “Where You Can Find More Information” beginning on page 224 of this proxy statement/prospectus.

Parties to the Transactions

R1 RCM Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

(312) 324-7820

R1 RCM Inc. is a leading provider of technology-driven solutions that transform the patient experience and financial performance of healthcare providers.

R1 Common Stock is listed on The Nasdaq Global Select Market under the symbol “RCM.”

For more information about R1, please visit R1’s Internet website at www.r1rcm.com. R1’s Internet website address is provided as an inactive textual reference only. The information contained on R1’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC.

Project Roadrunner Parent Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

(312) 324-7820

Project Roadrunner Parent Inc., a direct wholly owned subsidiary of R1, is a Delaware corporation formed on January 4, 2022 for the purpose of effecting the Holding Company Reorganization. Upon completion of the Holding Company Reorganization, R1 will be a direct wholly owned subsidiary of Project Roadrunner Parent Inc.

Project Roadrunner Merger Sub Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

(312) 324-7820

Project Roadrunner Merger Sub Inc., a direct wholly owned subsidiary of Project Roadrunner Parent Inc., is a Delaware corporation formed on January 4, 2022 for the purpose of effecting the Holding Company Reorganization. Upon completion of the Holding Company Reorganization, Merger Sub will be merged with and into R1, with R1 continuing as a direct wholly owned subsidiary of Project Roadrunner Parent Inc.

Revint Holdings, LLC

1100 Peachtree Street, Suite 1550

Atlanta, GA 30309

(484) 840-1984

Revint Holdings, LLC is a holding company that, through its direct and indirect subsidiaries, provides a leading revenue intelligence platform that helps healthcare providers get paid for the services they deliver. Cloudmed’s cloud-based platform combines intelligent automation and deep domain expertise to analyze large volumes of clinical and financial data, identify missed opportunities, and deliver additional revenue to customers.

In connection with the transactions contemplated by the Transaction Agreement, and after giving effect to certain reorganization transactions, CoyCo 1 and CoyCo 2 will indirectly own, in the aggregate, 100% of Revint Holdings, LLC immediately prior to the consummation of the Transactions.

For more information about Cloudmed, please visit Cloudmed’s Internet website at www.cloudmed.com. Cloudmed’s Internet website address is provided as an inactive textual reference only. The information contained on Cloudmed’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC.

CoyCo 1, L.P.

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

CoyCo 1, L.P. is a Delaware limited partnership formed on January 7, 2022 for the purpose of effecting the transactions contemplated by the Transaction Agreement. Upon completion of the Transactions, CoyCo 1 will be a stockholder of Project Roadrunner Parent Inc.

CoyCo 2, L.P.

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

CoyCo 2, L.P. is a Delaware limited partnership formed on January 7, 2022 for the purpose of effecting the transactions contemplated by the Transaction Agreement. Upon completion of the Transactions, CoyCo 2 will be a stockholder of Project Roadrunner Parent Inc.

The Transactions

In connection with a reorganization of its holding company structure, and to complete the acquisition of Cloudmed, pursuant to the Transaction Agreement and Section 251(g) of the DGCL, R1 has formed New R1, and New R1 has formed R1 Merger Sub.

Upon satisfaction or waiver of the conditions to the consummation of the Transactions specified in the Transaction Agreement, R1 Merger Sub will merge with and into R1 with R1 as the surviving entity. As a result, R1 will, by operation of law, become a wholly owned subsidiary of New R1, after which R1 will be renamed “R1 RCM Holdco Inc.” (or such other name as R1 determines prior to closing) and New R1 will be renamed “R1 RCM Inc.” The officers and directors of New R1 as of immediately after consummation of the Holding Company Reorganization will be the same as the officers and directors of R1 immediately prior to the consummation of the Holding Company Reorganization. In addition, upon consummation of the Holding Company Reorganization, the certificate of incorporation (except for certain technical matters) and bylaws of New R1 will contain identical provisions as the certificate of incorporation and bylaws of R1 immediately prior to the consummation of the Holding Company Reorganization other than as required or permitted by Section 251(g) of the DGCL, and R1’s certificate of incorporation and bylaws will be amended and restated as set forth in the Transaction Agreement and R1’s bylaws will remain the same as the bylaws in effect prior to the

Holding Company Reorganization (other than with respect to its name) until thereafter changed or amended as provided by the bylaws or applicable law. Each share of R1 Common Stock outstanding immediately prior to the consummation of the Holding Company Reorganization will be converted into one share of New R1 Common Stock. New R1 Common Stock will be listed on The Nasdaq Global Select Market and will trade under R1’s current ticker symbol “RCM.”

Immediately following the completion of the Holding Company Reorganization and upon satisfaction or waiver of the conditions to consummation of the Transactions specified in the Transaction Agreement, the Sellers will contribute 100% of the equity of Cloudmed Parent in exchange for shares of New R1 Common Stock equal to approximately 30% of the fully diluted shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions, subject to certain adjustments set forth in the Transaction Agreement.

Consideration for the Contribution

The consideration payable by New R1 to Cloudmed at the closing of the Contribution will consist of approximately 138,400,874 shares of New R1 Common Stock, subject to certain adjustments set forth in the Transaction Agreement. Based on the closing price of R1 Common Stock of $23.35 on January 7, 2022, the last trading day before public announcement of the Transaction Agreement, and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution, the Consideration represented an implied equity value of Cloudmed of approximately $3.23 billion. Based on the closing price of R1 Common Stock of $27.30 on April 20, 2022, the latest practicable date before the printing of this proxy statement/prospectus and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution, the Consideration represented an implied value of approximately $3.78 billion. The implied value of the Consideration will fluctuate with the market price of R1 Common Stock. As a result of the Contribution, Cloudmed will become a wholly owned subsidiary of New R1.

Conditions to Completion of the Transactions

Each party’s obligation to consummate the Transactions is subject to the satisfaction or waiver by each of the parties, on or prior to the closing date, of various conditions, which include, among others, the following:

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Requisite Regulatory Approvals - (i) all waiting periods (and extensions thereof) under the HSR Act relating to the Transactions will have expired or been terminated and (ii) the European Commission will have issued a decision declaring the Transactions or the relevant part of the Transactions compatible with the common market.

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No Injunctions or Restraints - no provision of any applicable law, and no judgment, injunction, order or decree (whether temporary, preliminary or permanent) of, or proceeding initiated by, any governmental authority of competent jurisdiction, will be in effect which prevents, makes illegal or otherwise prohibits the consummation of the Transactions.

•	Registration Statement Effectiveness - the registration statement of which this proxy statement/prospectus forms a part will have been declared effective by the SEC.

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Requisite Vote - holders of a majority of the shares of R1 Common Stock represented in person or by proxy at the 2022 R1 Annual Meeting shall have approved the issuance of shares of New R1 Common Stock to the Sellers in the Transactions.

•	New R1 Common Stock Listing - Nasdaq shall have approved the listing of the New R1 Common Stock.

R1 cannot be certain when, or if, the conditions to the Transactions will be satisfied or waived, or that the Transactions will be completed.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated, among other things, (i) by mutual consent of R1 and the Sellers, (ii) by R1 or the Sellers upon a breach of certain of the representation and warranties in the Transaction Agreement by the other which has not been cured, (iii) if R1 Stockholders do not approve the issuance of New R1 Common Stock to the Sellers, (iv) if an order is issued by an applicable governmental authority permanently enjoining the consummation of the Transactions or (v) if the closing of the transaction has not occurred on or prior to July 31, 2022.

If the Transaction Agreement is terminated, the Transaction Agreement (other than certain specified sections thereof) will become void and of no effect without liability of any party. However, if the Transaction Agreement is terminated by the Sellers due to R1’s failure to close the Transactions and all conditions to the closing have been met, R1 has agreed to pay the Sellers an amount equal to the lesser of (i) Cloudmed’s out-of-pocket transaction expenses and (ii) $10,000,000.

Regulatory Approvals

As more fully described in this proxy statement/prospectus, the completion of the Transactions is subject to the expiration or earlier termination of the waiting period (and any extension thereof) applicable to the Transactions under the HSR Act and approval under EU Merger Regulation, Council Regulation (EC) No 139/2004.

No Appraisal Rights

R1 stockholders are not entitled to appraisal rights in connection with the Transactions.

Recommendation of the R1 Board; R1’s Reasons for the Transaction

On January 9, 2022, the R1 Board unanimously approved the Transaction Agreement and the issuance of shares of New R1 Common Stock to the Sellers in connection with the Contribution and determined that the Transaction Agreement and the Transactions contemplated thereby, including the Holding Company Reorganization, the Contribution and the issuance of shares of New R1 Common Stock to the Sellers pursuant to the Contribution are advisable and in the best interests of R1 and its stockholders. In addition, on February 22, 2022, the R1 Board unanimously approved the amendment of R1’s certificate of incorporation to increase the number of authorized shares issuable thereunder. In each case, the R1 Board considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of R1 and Cloudmed and certain anticipated effects of the transactions on the combined company.

For the factors considered by the R1 Board in reaching its decision to approve the Transaction Agreement and the Transactions, see the section titled “Recommendation of the R1 Board; R1’s Reasons for the Transaction” beginning on page 82 of this proxy statement/prospectus.

The R1 Board recommends that R1 stockholders vote “FOR” the Stock Issuance Proposal.

Opinion of Centerview Partners LLC

R1 retained Centerview Partners LLC (“Centerview”) as financial advisor to the R1 Board in connection with the proposed Holding Company Reorganization, Contribution and the other transactions contemplated by the Transaction Agreement. In connection with this engagement, the R1 Board requested that Centerview evaluate the fairness, from a financial point of view, to R1 of the Consideration proposed to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement. On January 9, 2021, Centerview rendered to the R1 Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement was fair, from a financial point of view, to R1.

The full text of Centerview’s written opinion, dated January 9, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex F and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the R1 Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to R1 of the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement. Centerview’s opinion did not address any other term or aspect of the Transaction Agreement or the Transactions and does not constitute a recommendation to any stockholder of R1 or any other person as to how such stockholder or other person should vote with respect to the issuance of the Consideration or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Interests of R1’s Directors and Executive Officers in the Transactions

R1 stockholders should be aware that R1’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of R1 stockholders generally. The R1 Board was aware of and considered these interests, among other matters, in deciding to approve the terms of the Transaction Agreement and the Transactions. For a further discussion of these interests, please see the section titled “Interests of R1’s Directors and Executive Officers in the Transactions” beginning on page 115 of this proxy statement/prospectus.

Accounting Treatment

R1 and Cloudmed prepare their financial statements in accordance with generally accepted accounting principles in the United States. R1 will account for the Contribution as a business combination using the acquisition method of accounting based on Accounting Standards Codification Topic 805, Business Combinations, with R1 treated as the acquiror.

Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization

Subject to the limitations and qualifications described in “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization,” the exchange of R1 Common Stock for shares of New R1 Common Stock pursuant to the Holding Company Reorganization, taken together with the Contribution, is expected to qualify as an exchange for U.S. federal income tax purposes under Section 351 of the Code. In addition, subject to the limitations and qualifications described in “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization,” the exchange of R1 Common Stock for shares of New R1 Common Stock pursuant to the Holding Company Reorganization is intended to qualify as a reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code.

The tax consequences of the Holding Company Reorganization to any particular R1 stockholder will depend on that holder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the Holding Company Reorganization.

Information about the 2022 R1 Annual Meeting

At the 2022 R1 Annual Meeting, stockholders will consider and vote on the following matters:

•	Elect the 11 nominees for director named in this proxy statement, each for a term ending at the 2023 Annual Meeting of Stockholders, and until his or her successor has been duly elected and qualified;

•	Approve the issuance of shares of common stock of New R1 Common Stock to the Sellers pursuant to the terms of the Transaction Agreement;

•	Approve a change in the authorized share capital of R1 from 500,000,000 shares of R1 Common Stock to 750,000,000 shares of R1 Common Stock;

•	Ratify the selection by the audit committee of Ernst & Young LLP as R1’s independent registered public accounting firm for the fiscal year ending December 31, 2022; and

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Approve the adjournment of the 2022 R1 Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the 2022 R1 Annual Meeting.

The 2022 R1 Annual Meeting will be held on May 26, 2022, at 8:30 a.m. Mountain Time, via live webcast at www.virtualshareholdermeeting.com/RCM2022. If you plan to attend the meeting, you must log in using the control number printed on your proxy card or voting instruction form accompanying these proxy materials. It is recommended that you log in at least fifteen minutes in advance of the meeting to ensure that you are logged in when the meeting starts. Each R1 stockholder is entitled to one vote on each matter properly brought before the 2022 R1 Annual Meeting for each share of R1 Common Stock held of record as of the R1 Record Date. As of the close of business on the R1 Record Date, there were 279,397,653 outstanding shares of R1 Common Stock.

If a quorum is present, the vote required to approve each of the proposals is as follows:

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With respect to the Election of Directors Proposal, the nominees for directors receiving a plurality of the votes cast by holders of R1 Common Stock represented at the meeting shall be elected to the R1 Board. With respect to this proposal, you may vote “FOR” or “WITHHOLD” with respect to any or all director nominees.

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With respect to the Stock Issuance Proposal, the Auditor Ratification Proposal, and the Adjournment Proposal, the affirmative vote of a majority of the votes cast by the holders of all shares of R1 Common Stock represented at the meeting and voting affirmatively or negatively on such matter is required for approval. With respect to these proposals, abstentions are not counted for purposes of determining the minimum number of affirmative votes required for approval and, accordingly, have no effect on the outcome of voting on such proposals.

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With respect to the Authorized Share Increase Proposal, the affirmative vote of a majority of all outstanding shares of R1 Common Stock is required for approval. An abstention will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal.

Registration Rights Agreement

Simultaneously with the closing of the Transactions, R1, New R1, the Sellers, TCP-ASC, IHC Health Services, Inc., a Utah non-profit corporation (“IHC”), and Shared Business Services, LLC, a Delaware limited liability company and a subsidiary of LifePoint Health, Inc., a Delaware corporation (“LifePoint”, and together with TCP-ASC, IHC and the Sellers, the “Investors”) will enter into a second amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Investors will receive certain registration rights covering the resale of shares of New R1 Common Stock owned by any of the Investors, as well as any shares of New R1 Common Stock issued by New R1 upon the exercise of warrants held by certain of the Investors and any securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend, stock split, recapitalization or other distribution with respect to, or in exchange for, or in replacement of, the shares of New R1 Common Stock referenced above.

The Voting Agreement

On January 9, 2022, R1, TCP-ASC and Cloudmed entered into the Voting Agreement, pursuant to which, among other things and subject to certain exceptions, TCP-ASC agreed until the Expiration Time (as defined herein) to not transfer any Covered Shares and to vote all Covered Shares (i) in favor of the Stock Issuance Proposal, (ii) in favor of the Transactions, (iii) in favor of any proposal to adjourn or postpone such meeting of R1 stockholders to a later date made in accordance with the Transaction Agreement, or (iv) against any proposal made in opposition to or in competition with the Stock Issuance Proposal and the other transactions contemplated by the Transaction Agreement. As of January 9, 2022, the shares of R1 Common Stock held by TCP-ASC represented approximately 50.1% of the total outstanding shares of R1 Common Stock.

Investor Rights Agreements

TCP-ASC Investor Rights Agreement

Simultaneously with the closing of the Transactions, R1, New R1 and TCP-ASC will enter into an amended and restated investor rights agreement (the “A&R Investor Rights Agreement”), which will replace and supersede the existing Investor Rights Agreement, dated as of February 16, 2016 (the “Original Investor Rights Agreement”), by and between R1 and TCP-ASC, as amended by the Amendment to Investor Rights Agreement, dated as of January 15, 2021 (the “Amendment”).

Under the terms of the A&R Investor Rights Agreement, for so long as TCP-ASC and its affiliates hold in aggregate at least 33% of the total number of shares of New R1 Common Stock then outstanding, calculated assuming the full exercise of the TCP-ASC’s New R1 Warrant (“Diluted Common Shares”), TCP-ASC will be entitled to nominate such number of individuals to the New R1 Board constituting a majority of the New R1 Board (collectively, the “TCP-ASC Designees”) and entitled to designate the chairperson of the New R1 Board. For so long as TCP-ASC and its affiliates hold in aggregate less than 33% of the Diluted Common Shares but TCP-ASC’s Ownership Percentage (as that term is defined in the A&R Investor Rights Agreement) exceeds 10% of the Diluted Common Shares, then TCP-ASC will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as TCP-ASC’s Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then TCP-ASC will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director.

For so long as TCP-ASC and its affiliates hold in aggregate at least 25% of the Diluted Common Shares, the A&R Investor Rights Agreement requires New R1 to obtain the approval of TCP-ASC before New R1 or any of its subsidiaries, as applicable, take certain actions, including amending or modifying New R1’s certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of New R1 Common Stock, incurring certain indebtedness, selling, transferring or otherwise disposing of certain assets or businesses of New R1 or any of its subsidiaries, and making certain governance changes.

New R1 will pay directly or reimburse TCP-ASC for certain reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to the TCP-ASC’s performance under the A&R Investor Rights Agreement or otherwise relating to the management and oversight of TCP-ASC’s investment in New R1 and in connection with the Transactions, subject to a certain cap per fiscal year.

Sellers’ Investor Rights Agreement

Additionally, simultaneously with the closing of the Transactions, New R1 and the Sellers will enter into the Sellers’ Investor Rights Agreement. Under the terms of the Sellers’ Investor Rights Agreement, for so long as the Sellers and their affiliates own in aggregate at least 75% of the shares of New R1 Common Stock issued to the Sellers pursuant to the Transaction Agreement or 33% of the Diluted Common Shares, the Sellers will be entitled to nominate the Seller Designees. For so long as the Sellers and their affiliates hold less than such amount but the Sellers’ “Ownership Percentage” (as that term is defined in the Sellers’ Investor Rights Agreement) exceeds 10% of the Diluted Common Shares, then the Sellers will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Sellers’ Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Sellers will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director.

For so long as the Sellers and their affiliates own in aggregate at least 75% of the shares of New R1 Common Stock issued to the Sellers pursuant to the Transaction Agreement or 25% of the Diluted Common Shares, the Sellers’ Investor Rights Agreement requires New R1 to obtain the approval of the Sellers before New R1 or any of its subsidiaries, as applicable, take certain actions, including amending or modifying New R1’s certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of New R1 Common Stock, incurring certain indebtedness, selling, transferring or otherwise disposing of certain assets or businesses of New R1 or any of its subsidiaries, and making certain governance changes.

New R1 will pay directly or reimburse the Sellers for certain reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to the Sellers’ performance under the Sellers’ Investor Rights Agreement or otherwise relating to the management and oversight of the Sellers’ investment in New R1, subject to a certain cap per fiscal year.

Commitment Letters

Concurrently with the signing of the Transaction Agreement, R1 entered into a debt commitment letter, dated as of January 9, 2022, as amended and restated by the Amended and Restated Incremental Commitment Letter, dated as of February 10, 2022 (and as further amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms thereof, the “Commitment Letter”), by and among R1, New R1, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc. Capital One, N.A., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, U.S. Bank National Association, KeyBank National Association, Keybanc Capital Markets Inc., PNC Bank, National Association, PNC Capital Markets LLC, Morgan Stanley Senior Funding, Inc., HSBC Bank USA, N.A., HSBC Securities (USA) Inc. and Fifth Third Bank, National Association, for (a) a $540 million senior secured incremental first lien term loan B facility (the “Incremental Term Loan B”), (b) a $500 million senior secured incremental first lien term loan A facility (the “Incremental Term Loan A”), and collectively with the Incremental Term Loan B, the “Incremental Term Loans”) and (c) a $150 million senior secured incremental first lien revolving facility (the “Incremental Revolving Loans”, and collectively with the Incremental Term Loans, the “Incremental Loans”), on terms generally consistent with R1’s existing term loans and revolving loans, subject to certain amendments set forth in the Commitment Letter, and including customary interest, maturity, amortization and prepayment provisions for an incremental term loan B facility of this nature. The proceeds of the Incremental Term Loans will be used, together with R1’s cash on hand, to finance the Transactions (including related fees and expenses), and the

Incremental Revolving Loans will be used for, but not limited to, working capital, general corporate purposes, and other permitted purposes. The commitments set forth in the Commitment Letter are subject to customary fees and conditions contained therein, including the execution of definitive documentation and the consummation of the Transactions.

In addition, on January 9, 2022, R1 entered into a debt financing engagement letter, as amended and restated by the Amended and Restated Engagement Letter, dated as of February 10, 2022 (and as further amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms thereof, the “Engagement Letter”), by and among R1, New R1, Barclays Bank PLC, JPMorgan Chase Bank, N.A., BofA Securities, Inc. Capital One, N.A., Wells Fargo Securities, LLC, U.S. Bank National Association, Keybanc Capital Markets Inc., PNC Capital Markets LLC, Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and Fifth Third Bank, National Association to have the right to potentially embark on a best efforts process to obtain a senior secured incremental delayed-draw term B loan facility in an aggregate principal amount of up to approximately $500 million (the “Incremental Delayed-Draw Term Loan B Facility”), the proceeds of which to be applied to, among other things, working capital, general corporate purposes, and other permitted purposes. There can be no assurances that such best efforts process will be launched and/or completed.

Summary of Risk Factors

Before voting at the 2022 R1 Annual Meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors in the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus. Some of the principal risks related to the Transactions include the following:

•	R1 may not be able to obtain the regulatory approvals required to consummate the Transactions.

•	If R1 does not integrate the businesses successfully, R1 may lose customers and fail to achieve its financial objectives.

•	The combined company may not realize the anticipated benefits from the Transactions.

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R1 will incur significant transaction and merger-related costs in connection with the Transactions and will remain liable for significant transaction costs whether or not R1 successfully closes the Transactions, including legal, accounting and other costs.

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While the Transactions are pending, R1 and Cloudmed are restricted from taking certain actions in the conduct of their respective businesses, which could adversely affect R1’s and Cloudmed’s ability to take actions beneficial to the companies.

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The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be representative of the combined results of R1’s business and Cloudmed after the consummation of the Transactions, and accordingly, you have limited financial information on which to evaluate R1’s business following the consummation of the Transactions.

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The Transactions could cause R1 and New R1 to lose key personnel, which could materially affect the respective companies’ businesses and require the companies to incur substantial costs to recruit replacements for lost personnel.

•	After the Transactions, the concentrated ownership of R1’s capital stock by insiders will likely limit your ability to influence corporate matters.

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If the Contribution and the Holding Company Reorganization, taken together, are not treated as a transaction described in Section 351 of the Code or a reorganization under Section 368(a) of the Code, R1 stockholders may be required to pay substantial U.S. federal income taxes.

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The combined company’s indebtedness following the Transactions will be higher than R1’s existing indebtedness, which could limit its operations and opportunities, make it more difficult for New R1 to pay or refinance debts and may cause New R1 to issue additional equity in the future, which would increase the dilution of stockholders or reduce earnings.

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Despite current indebtedness levels and restrictive covenants, New R1 may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

•	Cloudmed’s industry is highly competitive, and if it is not able to compete effectively, its business, operating results, and financial condition will be harmed.

•	If Cloudmed is unable to retain and cross-sell to its existing customers or attract new customers, its business, operating results, and financial condition would be adversely affected.

•	Cloudmed’s business could be adversely affected if its customers are not satisfied with its solutions.

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The COVID-19 pandemic has adversely impacted and may continue to adversely impact Cloudmed’s business, results of operations, and financial condition, its employees and customers, and the industry in which Cloudmed operates.

•	Cloudmed does not control its third-party service providers, and actions that such third-party providers might take could harm Cloudmed’s reputation and sales.

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Cloudmed’s sales cycle is often variable and unpredictable. As a result, the timing and magnitude of Cloudmed’s revenue growth is difficult to predict and may vary substantially from quarter to quarter, which may cause its operating results to fluctuate.

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The use of “open source” software in Cloudmed’s solutions may subject its proprietary software to general release, adversely affect Cloudmed’s ability to sell its products and services and subject Cloudmed to possible litigation, claims, or proceedings.

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Cloudmed may not be able to obtain or maintain necessary licenses for third-party technology, including software and software components for use in or with its solutions, on commercially reasonable terms, or at all, and any restrictions on Cloudmed’s use of, or ability to, license data, or its failure to license data and integrate third-party technologies, could adversely affect its business, operating results and financial condition.

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Cloudmed identified a material weakness in its internal control over financial reporting for the year ended December 31, 2020. Though remediated, if the material weakness recurred or if another material weakness were identified, it could result in material misstatements in New R1’s financial statements or impair New R1’s ability to produce accurate and timely consolidated financial statements and may adversely affect investor confidence in New R1 and the value of New R1 Common Stock.

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Government regulation of healthcare is subject to frequent change and future healthcare reform could have a material adverse impact on Cloudmed’s customers and as a result, adversely impact its business, operating results and financial condition.

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If Cloudmed or its customers fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, Cloudmed or its customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

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Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect Cloudmed’s business, operating results, and financial condition and could result in significant liability or reputational harm.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Forward-Looking Statements” beginning on page 54 of this proxy statement/prospectus, you should carefully consider the following risk factors in deciding how to vote. The risk factors described below are not the only ones facing R1, and following the Transactions, New R1. For a discussion of additional risk considerations, please refer to the documents R1 files from time to time with the SEC, particularly R1’s most recent Annual Report on Form 10-K, which is incorporated herein by reference. Additional risks and uncertainties not presently known to R1 or which are not currently believed to be important also may adversely affect the Transactions and New R1 following the Transactions.

Risks Relating to the Transactions

R1 may not be able to obtain the regulatory approvals required to consummate the Transactions.

Completion of the Transactions is subject to customary closing conditions. These closing conditions include, among others, the effectiveness of this registration statement and expiration or termination of the waiting period under the HSR Act and approval under EU Merger Regulation, Council Regulation (EC) No 139/2004. R1 intends to pursue all of these consents and authorizations as required by and in accordance with the terms of the Transaction Agreement. Complying with requests from such governmental agencies, including requests for additional information and documents, could delay consummation of the Transactions.

If R1 does not integrate the businesses successfully, R1 may lose customers and fail to achieve its financial objectives.

Achieving the benefits of the Transactions will depend in part on the successful integration of Cloudmed’s business into R1’s operations in a timely and efficient manner. In order for R1 to provide its customers with the same level of service after the Transactions, it will need to integrate its product lines and development organizations with those of Cloudmed. This may be difficult, unpredictable, and subject to delay because the businesses have been developed independently and were designed without regard to such integration. In addition, Cloudmed is still in the process of integrating certain of its recent acquisitions. If R1 cannot successfully integrate the businesses and products and continue to provide customers with products and new product features in the future on a timely basis, R1 may lose customers and its business and operating results may be harmed.

The combined company may not realize the anticipated benefits from the Transactions.

The Transactions involve the integration of two companies that have previously operated independently. R1 expects the combined company to result in financial and operational benefits, including increased cost savings and other financial and operating benefits from the Transactions. There can be no assurance, however, regarding when or the extent to which the combined companies will be able to realize these increased cost savings or benefits. The companies must integrate or, in some cases, replace numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. Difficulties associated with integrating New R1 could have a material adverse effect on the combined companies and the market price of New R1 Common Stock.

R1 will incur significant transaction and merger-related costs in connection with the Transactions and will remain liable for significant transaction costs whether or not R1 successfully closes the Transactions, including legal, accounting and other costs.

R1 has incurred and expects to continue to incur a number of non-recurring costs associated with combining the operations of the two companies which cannot be estimated accurately at this time. Although R1 expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. Also, speculation regarding the likelihood of the closing of the Transactions could increase the volatility of R1’s share price in the interim.

While the Transactions are pending, R1 and Cloudmed are restricted from taking certain actions in the conduct of their respective businesses, which could adversely affect R1’s and Cloudmed’s ability to take actions beneficial to the companies.

Under the Transaction Agreement, R1 and Cloudmed have agreed to operate their respective businesses in the usual, regular and ordinary course. In addition, R1 and Cloudmed have agreed not to take certain actions, including, without limitation, to the extent provided in the Transaction Agreement, declaring dividends, issuing securities, encumbering capital stock or other equity interests, making material acquisitions or disposing of material assets. Cloudmed has agreed to additional restrictions on its business conduct, including with respect to material contracts, employment and compensation matters, indebtedness, capital expenditures and certain strategic and other transactions. R1’s agreement not to take these actions could adversely affect R1’s ability to take actions beneficial to R1 or its stockholders. Similarly, the restrictions applicable to Cloudmed may limit Cloudmed ability to pursue attractive business opportunities and making other changes to its business, which could adversely affect its operating results.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be representative of the combined results of R1’s business and Cloudmed after the consummation of the Transactions, and accordingly, you have limited financial information on which to evaluate R1’s business following the consummation of the Transactions.

R1 and Cloudmed currently operate as separate companies. R1 and Cloudmed have had no prior history as an integrated entity and their operations have not previously been managed on an integrated basis. The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transactions been completed at or as of the dates indicated, nor is it indicative of R1’s future operating results or financial position. The unaudited pro forma financial information does not reflect future events that may occur after the Transactions, including the potential realization of operating cost savings or costs related to the planned integration of Cloudmed, and does not consider potential impacts of current market conditions on revenues or expenses. The unaudited pro forma financial information presented in this proxy statement/prospectus is based in part on certain assumptions regarding the acquisition that R1 believes are reasonable under the circumstances. R1 cannot assure you that its assumptions will prove to be accurate over time.

The Transactions could cause R1 and New R1 to lose key personnel, which could materially affect the respective companies’ businesses and require the companies to incur substantial costs to recruit replacements for lost personnel.

As a result of the Transactions, current and prospective R1 and New R1 employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect R1’s ability to attract and retain key management and operational personnel. Any failure to attract and retain key personnel could have a material adverse effect on the business of R1 now and New R1 after completion of the Transactions.

After the Transactions, the concentrated ownership of R1’s capital stock by insiders will likely limit your ability to influence corporate matters.

After the Transactions, based on 279,397,653 shares of R1 Common Stock outstanding on April 6, 2022, R1’s executive officers, directors, affiliates of TCP-ASC and the Sellers (which are controlled by affiliates of

New Mountain Capital, L.L.C. (“New Mountain”)) will own approximately 29.5% of the combined company on a fully diluted basis. As a result, R1’s executive officers, directors, affiliates of TCP-ASC and the Sellers will be able to significantly influence matters that require approval by New R1’s stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. In addition, pursuant to the A&R Investor Rights Agreement, for so long as TCP-ASC’s Ownership Threshold (as defined in the A&R Investor Rights Agreement) is met, TCP-ASC will be entitled to nominate such number of individuals to the New R1 Board constituting a majority of the New R1 Board. The directors will have the authority to make decisions affecting New R1’s capital structure, including the issuance of additional debt and the declaration of dividends. Each of TCP-ASC and the Sellers may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of New R1 that other stockholders may view as beneficial, could deprive New R1’s stockholders of an opportunity to receive a premium for their common stock as part of a sale of New R1 and might ultimately depress the market price of New R1 Common Stock.

If the Contribution and the Holding Company Reorganization, taken together, are not treated as a transaction described in Section 351 of the Code or a reorganization under Section 368(a) of the Code, R1 stockholders may be required to pay substantial U.S. federal income taxes.

Subject to the limitations and qualifications described in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization,” beginning on page 117 of this proxy statement/prospectus, the exchange of R1 Common Stock for shares of New R1 Common Stock pursuant to the Holding Company Reorganization, taken together with the Contribution, is expected to qualify as an exchange for U.S. federal income tax purposes under Section 351 of the Code. In addition, also subject to such limitations and qualifications, such exchange is intended to qualify as a reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. However, such treatment is based on the law in effect on the closing of the Transactions and on certain representations and covenants made by certain parties to the Transactions (including R1 and New R1, the Sellers, and TCP-ASC). Any change in applicable law, which may be retroactive, or the failure of any such representations or assumptions to be true, correct and complete in all material respects, could adversely affect such conclusion. Moreover, the IRS and the courts are not bound by such conclusion, and the IRS or a court may disagree. If, with respect to any particular stockholder, the Transactions qualify under both Section 351 and Section 368 of the Code, the Transactions will be treated as a reorganization under Section 368 of the Code for such stockholder rather than as an exchange under Section 351 of the Code.

If the Holding Company Reorganization and Contribution were determined not to qualify as a transaction described in Section 351 of the Code or a reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code, a U.S. holder (as defined below in the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization”) exchanging R1 Common Stock would recognize gain or loss with respect to all of such holder’s shares of R1 Common Stock exchanged in the Holding Company Reorganization equal to the difference between (1) the fair market value of the New R1 Common Stock received and (2) such holder’s adjusted tax basis in the R1 Common Stock exchanged therefor. For a more detailed discussion of the consequences of the Holding Company Reorganization to U.S. holders, see the section titled “Certain Material U.S. Federal Income Tax Consequences of the Holding Company Reorganization” beginning on page 117 of this proxy statement/prospectus. The tax consequences of the Holding Company Reorganization to any particular R1 stockholder will depend on that holder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the Holding Company Reorganization.

Risks Related to New R1’s Common Stock

The trading price of R1’s common stock has been volatile and the trading price of New R1’s common stock may continue to be volatile.

Since March 1, 2020, R1 Common Stock has traded at a price per share as high as $31.28 and as low as $7.12. Market prices for securities of companies that have undergone significant acquisitions may be volatile. The trading price of New R1 Common Stock may be highly volatile in the future and could be subject to wide fluctuations in response to various factors. In addition to the risks described in this section, factors that may cause the market price of New R1 Common Stock to fluctuate include: fluctuations in New R1’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New R1; changes in estimates of New R1’s financial results or recommendations by securities analysts, if any, who cover New R1 Common Stock, or failure to meet expectations of such securities analysts; the loss of service agreements with customers; lawsuits filed against New R1 by governmental authorities or stockholders; unfavorable publicity concerning New R1’s operations or business practices; investors’ general perception of New R1; changes in local, regional or national economic conditions; changes in demographic trends; increased labor costs, including healthcare, unemployment insurance and minimum wage requirements; the entry into, or termination of, material agreements; changes in general economic, industry, regulatory, and market conditions not related to the combined company or its business; the availability of experienced management and hourly-paid employees; issues in operating the combined companies; future sales of New R1 securities, including sales by New R1’s significant stockholders; and other potentially negative financial announcements, including delisting of New R1 Common Stock from The Nasdaq Global Select Market, changes in accounting treatment or restatement of previously reported financial results, delays in the combined companies’ filings with the SEC or the combined companies’ failure to maintain effective internal control over financial reporting.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of New R1 Common Stock could decline for reasons unrelated to its business, financial condition, or operating results.

Anti-takeover provisions in New R1’s charter documents and Delaware law could discourage, delay, or prevent a change in control of New R1 and may affect the trading price of its common stock.

New R1 is a Delaware corporation and the anti-takeover provisions of the DGCL may discourage, delay, or prevent a change in control by prohibiting New R1 from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to New R1’s existing stockholders. In addition, New R1’s restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in New R1’s management or control over New R1 that stockholders may consider favorable. New R1’s restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by the New R1 Board to thwart a takeover attempt;

•	require that directors only be removed from office upon a supermajority stockholder vote;

•	provide that vacancies on the New R1 Board, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to New R1’s restated certificate of incorporation and amended and restated bylaws.

New R1 may not pay any cash dividends on its capital stock in the foreseeable future.

R1 has not paid cash dividends on its capital stock since its initial public offering, and there is no assurance that New R1 will pay cash dividends on its common stock in the foreseeable future. Any future dividend payments will be within the discretion of the New R1 Board and will depend on, among other things, New R1’s financial condition, results of operations, capital requirements, capital expenditure requirements, contractual restrictions, provisions of applicable law, and other factors that the New R1 Board may deem relevant. New R1 may not generate sufficient cash from operations in the future to pay dividends on its common stock.

If securities analysts do not publish research or reports about New R1’s business or if they downgrade New R1 Common Stock, the price of New R1 Common Stock could decline.

The trading market for New R1 Common Stock will rely in part on the research and reports that industry or financial analysts publish about New R1 or its business. New R1 cannot assure you that these analysts will publish research or reports about New R1 or that any analysts that do so will not discontinue publishing research or reports about New R1 in the future. If one or more analysts who cover New R1 downgrade New R1 Common Stock, the market price of New R1 Common Stock could decline rapidly. If analysts do not publish reports about New R1 or if one or more analysts cease coverage of New R1 Common Stock, New R1 could lose visibility in the market, which in turn could cause its stock price to decline.

Risks Related to Indebtedness

The combined company’s indebtedness following the Transactions will be higher than R1’s existing indebtedness, which could limit its operations and opportunities, make it more difficult for New R1 to pay or refinance debts and may cause New R1 to issue additional equity in the future, which would increase the dilution of stockholders or reduce earnings.

In connection and concurrently with the execution of the Transaction Agreement, R1 and New R1 entered into the Commitment Letter, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Commitment Letter, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc. Capital One, N.A., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, U.S. Bank National Association, KeyBank National Association, Keybanc Capital Markets Inc., PNC Bank, National Association, PNC Capital Markets LLC, Morgan Stanley Senior Funding, Inc., HSBC Bank USA, N.A., HSBC Securities (USA) Inc. and Fifth Third Bank, National Association have committed to provide R1, substantially contemporaneously with the consummation of the Transactions, the Incremental Term Loans in an aggregate principal amount of $1,040.0 million and the Incremental Revolving Loans in an aggregate principal amount of up to $150 million, in each case, on the terms set forth in the Commitment Letter.

In addition, concurrently with the execution of the Transaction Agreement and the Commitment Letter, R1 and New R1 entered into the Engagement Letter with Barclays Bank PLC, JPMorgan Chase Bank, N.A., BofA Securities, Inc. Capital One, N.A., Wells Fargo Securities, LLC, U.S. Bank National Association, Keybanc Capital Markets Inc., PNC Capital Markets LLC, Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and Fifth Third Bank, National Association to have the right to potentially embark on a best efforts process to obtain, contemporaneously with the consummation of the Transactions, the Incremental Delayed-Draw Term Loan B Facility. There can be no assurances that such best efforts process will be launched and/or completed.

On a pro forma basis, after giving effect to the Transactions, without giving effect to any proceeds of the best efforts Incremental Delayed-Draw Term Loan B Facility, as of December 31, 2021, R1 would have had approximately $1,816 million of total indebtedness outstanding consisting of $500 million outstanding under the Incremental Term Loan A Facility, $540 million outstanding under the Incremental Term Loan B Facility, $696 million under our existing Term Loan A credit facility and $80 million outstanding under the Incremental Revolving Credit Facility and other permitted debt on a pro forma basis. After giving effect to the Transactions, at December 31, 2021, R1 would have had $519.5 million of borrowing availability under the Incremental Revolving Credit Facility (after reserving $0.5 million for letters of credit issued under the Incremental Revolving Credit Facility).

R1’s debt service obligations with respect to increased indebtedness under the Incremental Loans could have an adverse impact on R1’s earnings and cash flows (which after the Transactions would include the earnings and cash flows of Cloudmed) for as long as the indebtedness is outstanding. See the section titled “The Transactions—Description of the Credit Facilities Entered Into in Connection with the Transactions” beginning on page 67 of this proxy statement/prospectus for a discussion of the Commitment Letter and the Incremental Loans.

R1’s substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for R1 to satisfy its obligations with respect to its outstanding debt;

•	increase R1’s vulnerability to general adverse economic and industry conditions;

•

require R1 to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness and related interest, including indebtedness R1 may incur in the future, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit R1’s flexibility in planning for, or reacting to, changes in the business and the industry in which R1 operates;

•	increase R1’s cost of borrowing;

•	place R1 at a competitive disadvantage compared to its competitors that may have less debt; and

•	limit R1’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.

R1 expects to use cash flow from operations and revolving credit borrowings and the Facilities to meet current and future financial obligations, including funding its operations, debt service and capital expenditures. R1’s ability to make these payments depends on its future performance, which will be affected by financial, business, economic and other factors, many of which R1 cannot control. R1’s business may not generate sufficient cash flow from operations in the future, which could result in R1 being unable to repay indebtedness, or to fund other liquidity needs. If R1 does not have enough money, it may be forced to reduce or delay its business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of its debt on or before maturity. R1 cannot make any assurances that it will be able to accomplish any of these alternatives on terms acceptable to R1, or at all. In addition, the terms of existing or future indebtedness may limit R1’s ability to pursue any of these alternatives.

Despite current indebtedness levels and restrictive covenants, New R1 may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

New R1 and its subsidiaries may be able to incur additional debt in the future, including debt that may be secured on a first lien basis or pari passu with amounts borrowed under the Credit Agreement. Although the Credit Agreement contains restrictions on R1’s ability to incur indebtedness, those restrictions are subject to a number of exceptions. New R1 could also consider investments in joint ventures or acquisitions, which may increase its indebtedness. Moreover, although the Credit Agreement contains restrictions on R1’s ability to make restricted payments, including the declaration and payment of dividends, it is able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that New R1 and its subsidiaries now face.

The Credit Agreement restricts R1’s ability to engage in some business and financial transactions and contain certain other restrictive terms.

The Credit Agreement restricts R1’s ability in certain circumstances to, among other things:

•	incur additional debt;

•	pay dividends and make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale and leaseback transactions;

•	sell all, or substantially all, of R1’s assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.

These covenants limit R1’s operational flexibility and could prevent it from taking advantage of business opportunities as they arise, growing its business or competing effectively. In addition, the Credit Agreement requires R1 to maintain specified financial ratios and satisfy other financial tests. At December 31, 2021, R1 was in compliance with such covenants. R1’s ability to meet these financial ratios and tests can be affected by events beyond its control, and R1 cannot assure you that it will meet these tests in the future.

A breach of any of these covenants or other provisions in the Credit Agreement could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. In the event that some or all of R1’s debt is accelerated and becomes immediately due and payable, it may not have the funds to repay, or the ability to refinance, such debt.

Risks Relating to Cloudmed’s Industry and Business

Cloudmed’s industry is highly competitive, and if it is not able to compete effectively, its business, operating results, and financial condition will be harmed.

The market for Cloudmed’s solutions is highly competitive and Cloudmed expects competition to increase in the future. Competition in the U.S. healthcare market stems from the scale and intricacy of the healthcare system, which is characterized by rapid change, regulatory complexity, and rising costs. This complexity has led to a proliferation of products and services intended to assist hospitals and health systems manage and optimize their financial and operating performance. Cloudmed primarily faces competition from business process outsourcing companies, end-to-end RCM providers (to the extent such providers are marketing revenue integrity point solutions), software vendors, and other technology-supported RCM business process outsourcing companies, traditional consultants, healthcare technology companies, revenue integrity service providers, automation companies, EMR providers, and credit-based firms. In addition, Cloudmed may face future competition from other large technologically sophisticated entities or traditional consulting-based firms that may elect to enter markets in which it competes.

Many of Cloudmed’s competitors and potential competitors may have more substantial financial, technological, and other resources and name recognition than Cloudmed does, and more established distribution networks and relationships with healthcare providers. Cloudmed’s competitors may be able to respond more quickly and effectively than Cloudmed can to new or changing opportunities, technologies, standards, regulations, or customer requirements. Current or future competitors may consolidate and new competitors or alliances may emerge that have greater market share, larger customer bases and established customer relationships, more widely adopted proprietary technologies, broader offerings, greater marketing expertise, greater financial resources, and larger sales forces than Cloudmed has, which could put Cloudmed at a competitive disadvantage. To remain competitive, Cloudmed will need to invest continuously in technology, marketing, hiring and training its employees, and customer service and support. Cloudmed may not have sufficient resources to continue to invest in all areas of its business needed to maintain its competitive position.

Cloudmed cannot be certain that new or established competitors will not offer solutions that are superior to, or lower in price, than Cloudmed’s solutions and increased competition is likely to result in pricing pressures.

Even if Cloudmed’s solutions are more effective than the offerings of its competitors, current or potential customers might accept or prefer the offerings of Cloudmed’s competitors. If Cloudmed’s competitors offer lower rates or develop solutions that the marketplace considers more valuable, Cloudmed may need to change its pricing model or offer other favorable terms in order to compete successfully. Any such changes could adversely impact Cloudmed’s business, operating results, and financial condition.

If Cloudmed is unable to retain and cross-sell to its existing customers or attract new customers, its business, operating results, and financial condition would be adversely affected.

Cloudmed’s growth depends on its ability to retain and cross-sell to its existing customers and attract new customers. Generally, Cloudmed’s customer contracts have a one- to three-year initial term and automatically renew after the initial term unless terminated early. Typically, Cloudmed’s customers may terminate their contract for convenience upon 60 to 90 days’ notice, for applicable solutions, and a wind-down period that averages between 60 and 90 days. Factors that may affect customer renewal, and Cloudmed’s ability to sell additional solutions to its existing customers and its ability to attract new customers include, but are not limited to, the following:

•	the price, performance, and functionality of Cloudmed’s solutions, including its ability to keep its technology and algorithms current as a result of changes in regulations;

•	the availability, price, performance, and functionality of competing solutions;

•	the willingness of potential customers to engage with and dedicate time to the implementation of Cloudmed’s solutions;

•	the overall satisfaction levels with Cloudmed’s solutions and customer support;

•	Cloudmed’s ability to develop and sell complementary solutions;

•	Cloudmed’s ability to continuously deliver measurable results to its customers;

•	Cloudmed’s ability to differentiate itself from its competitors and compete effectively;

•	Cloudmed’s customers’ perceived ability to develop and perform the services that Cloudmed offers using their internal resources for cost or other considerations;

•	changes in healthcare laws, regulations, or trends; and

•	the business environment of Cloudmed’s customers.

Moreover, acceptance of Cloudmed’s solutions by new customers may require such customers to adopt different behavior patterns and new methods of conducting business and exchanging information. Cloudmed cannot provide assurance that its customers will integrate its solutions into their workflow or that participants in the markets in which Cloudmed compete will accept or express interest in Cloudmed’s end-to-end revenue intelligence solutions. Other factors that may impair Cloudmed’s ability to attract new customers include, among others, a weakening of Cloudmed’s reputation in the industry or its inability to match or exceed the value proposition offered by its existing or future competitors. Even if potential customers recognize the need for end-to-end revenue intelligence solutions, they may not select Cloudmed’s solutions because they previously have made investments in other solutions or internally developed solutions or internal resources and choose to continue to rely on those solutions or resources. Achieving market acceptance for Cloudmed’s solutions requires substantial sales and marketing efforts to differentiate itself in a crowded market of end-to-end revenue cycle solutions, and the expenditure of financial and other resources to educate and create awareness and demand.

If Cloudmed fails to attract new customers and achieve broad acceptance of solutions by health systems and other healthcare industry participants or its customers fail to renew their contracts, renew their contracts upon less favorable terms, or at lower fee levels, or fail to purchase new solutions from Cloudmed, Cloudmed’s revenue may decline or its future revenue growth would be constrained, which could adversely impact its business, operating results, and financial condition.

Cloudmed’s customers are heavily regulated and, as a result, its customer agreements generally require Cloudmed to adhere to extensive, complex data security, network access, and other institutional procedures and requirements of its customers that Cloudmed may not be able to comply with or that a customer may allege Cloudmed has violated. If Cloudmed breaches a customer agreement or, for certain of its customer agreements, fails to perform in accordance with contractual service levels, Cloudmed may be liable to the customer for damages, and either Cloudmed or the customer may generally terminate an agreement for a material uncured breach by the other. In addition, financial issues or other changes in customer circumstances, such as a customer change in control (including as a result of increasing consolidation within the healthcare provider industry), may cause Cloudmed or the customer to seek to modify or terminate their agreement with Cloudmed.

Cloudmed’s business could be adversely affected if its customers are not satisfied with its solutions.

Cloudmed depends on customer satisfaction to succeed. Cloudmed’s sales organization is dependent on the quality of its solutions, its business reputation, and references from existing customers. If the solutions that Cloudmed provides fail to meet customer expectations or are not accurately updated to reflect changes in regulations, customers could assert claims against it, seek to terminate their contracts with it or decline to renew them, and be subject to regulatory or enforcement actions, including those related to false claims submissions, overpayments, misrepresenting services rendered, and improper billing and coding. Cloudmed is focused on delivering a comprehensive solution that addresses its customers’ persistent issue with revenue leakage and providing customer support services to resolve any issues related to Cloudmed’s solutions. Cloudmed’s customer support team may be unable to respond quickly or efficiently enough to accommodate short-term increases in customer demand for support, particularly as it increases the size of its customer base. It is difficult to predict customer demand for support services and if customer demand increases significantly, Cloudmed may be unable to provide satisfactory support services to its customers. Any failure to maintain high-quality and highly-responsive customer support, or a market perception that Cloudmed does not maintain high-quality and highly-responsive support, could damage Cloudmed’s reputation and impair its ability to attract or retain customers, which could harm its business, operating results, and financial condition.

Consolidation in the healthcare industry could adversely impact Cloudmed’s business, operating results, and financial condition.

Consolidation in the healthcare industry may impact Cloudmed’s ability to acquire new customers or retain and grow its existing customers, as consolidated healthcare systems may have incumbent revenue intelligence providers or may possess, acquire, or develop significant internal revenue intelligence capabilities. Cloudmed expects regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of Cloudmed’s customers’ organizations may grow, or, in the case an existing customer is acquired by or acquires a healthcare provider that uses a competing product or service, Cloudmed may be removed from a customer’s vendor network. If a customer experiences sizable growth following consolidation, the customer may determine that there is no longer a need to rely on Cloudmed and such customer may reduce demand for Cloudmed’s solutions. In addition, as healthcare providers consolidate to create larger and more integrated health systems with greater market power, these providers may try to use their market power to negotiate fee reductions for Cloudmed’s solutions. Consolidation may also result in the acquisition or future development by Cloudmed’s healthcare provider customers of solutions that compete with its solutions. As a result of the foregoing, a major customer in one year may not provide the same level of revenue in any subsequent year. Any significant reduction in or elimination of the use of the solutions that Cloudmed provides as a result of consolidation or its removal from a key customer’s vendor network would result in reduced revenue to Cloudmed and could harm its business. If Cloudmed is unable to adapt to the impact of industry consolidations in a timely manner, its business, operating results, and financial condition could be negatively affected.

The market for integrated, end-to-end revenue cycle solutions may develop more slowly than Cloudmed expects.

Cloudmed’s success depends, in part, on the willingness of hospitals, physicians, and other healthcare providers to implement integrated, end-to-end revenue cycle solutions. Some hospitals may be reluctant or unwilling to implement Cloudmed’s solution for a number of reasons, including failure to perceive the need for improved revenue cycle operations and lack of knowledge about the potential benefits that Cloudmed’s solutions provide. Even if potential customers recognize the need for improved revenue cycle operations, they may not select integrated, end-to-end revenue cycle solutions such as Cloudmed’s solutions because they previously made investments in other solutions or internally developed solutions and choose to continue to rely on those solutions. As a result, the market for integrated, end-to-end revenue cycle solutions may develop more slowly than Cloudmed expects, which could adversely affect its revenue and its ability to maintain or increase its profitability.

The COVID-19 pandemic has adversely impacted and may continue to adversely impact Cloudmed’s business, results of operations, and financial condition, its employees and customers, and the industry in which Cloudmed operates.

On March 11, 2020, the COVID-19 outbreak was characterized as a pandemic by the World Health Organization. In response to the pandemic, governments around the world implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. Restrictions on businesses and travel are occurring based on state and local guidelines and vary by locality and cannot be reasonably predicted. Even after re-openings, a resurgence of cases have led to and may continue to lead to further shut-downs or restrictions after the initial re-opening. These measures have impacted and may further impact all or portions of Cloudmed’s workforce and operations and the operations of Cloudmed’s customers. These impacts include decreases in patient volumes, the need for personal protective equipment and other protective measures for front-line employees, and work-from-home arrangements. Restrictions on Cloudmed’s employees’ ability to travel could affect Cloudmed’s ability to sell or onboard certain services. Cloudmed’s business, along with the global economy, has been adversely affected by these measures, which have resulted in significant reductions in spending, volatile economic conditions, and business disruptions across markets globally.

During the year ended December 31, 2020, the adverse impacts to Cloudmed’s results of operations, which resulted from certain revenue pressure due to declining volumes, were partially offset by Cloudmed’s cost control initiatives implemented in 2020. Cloudmed also has a large number of employees now working from home. Although Cloudmed has seen fluctuations in case counts with the emergence of different variants of the COVID-19 virus as the pandemic has evolved over the last two years, patient volumes mostly recovered during 2021 to pre-pandemic levels, though Cloudmed cannot precisely quantify the impact of the COVID-19 pandemic due to numerous other variables that may be unrelated. Adverse impacts to Cloudmed’s customers’ businesses as a result of the COVID-19 pandemic could cause delays in, or limit their ability to, make timely payments to Cloudmed, which could adversely affect Cloudmed’s operating results. The COVID-19 pandemic and the response to it have caused an economic slowdown. Further economic slowdown, a recession, or continued economic uncertainty as a result of COVID-19 could negatively affect Cloudmed by reducing patient or service volumes and payment ability. The extent to which COVID-19 will ultimately impact Cloudmed’s ongoing results will depend on future developments, which are highly uncertain, but could materially and adversely impact its business, results of operations, and liquidity in future periods.

These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section. The extent to which the COVID-19 pandemic impacts Cloudmed’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of future outbreaks of COVID-19, the duration of the pandemic, travel restrictions, business closures or business disruption, and the actions taken throughout the world, including in Cloudmed’s markets, to contain COVID-19 or treat its impact. The severity, magnitude, and duration of the COVID-19 pandemic is uncertain, rapidly changing, and difficult to predict and depends on events beyond Cloudmed’s knowledge or control. Cloudmed might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to its results. As a result, Cloudmed cannot at this time predict the impact of the COVID-19 pandemic on future operations, but it could have a material adverse effect on Cloudmed’s business, operating results, financial condition and cash flows.

Any new state or federal regulations concerning mandatory COVID-19 vaccination of employees could have a material adverse impact on Cloudmed’s business and operating results.

On November 4, 2021, following a directive from President Biden, the U.S. Department of Labor’s Occupational Safety and Health Administration (“OSHA”) issued an Emergency Temporary Standard (“ETS”) requiring all employers with at least 100 employees company-wide to ensure that their employees are fully vaccinated by January 4, 2022, or require unvaccinated workers to obtain a negative COVID-19 test at least once a week. Litigation was filed subsequent to the issuance of the ETS, and on November 12, 2021, the U.S. Court of Appeals for the Fifth Circuit issued a nationwide injunction staying the enforcement of the regulation pending a full judicial review of the ETS. The stay order did not specify whether the stay would extend beyond the Fifth Circuit, but effectively enjoined the federal government from taking any action to enforce the ETS while the stay remained in effect. The stay’s practical effect was a nationwide pause on enforcement. Since then, numerous challenges to the mandate are pending in various federal courts.

On December 17, 2021, the U.S. Court of Appeals for the Sixth Circuit reinstated the stay and dissolved the U.S. Court of Appeals for the Fifth Circuit’s injunction. The U.S. Department of Labor announced on December 18, 2021 that OSHA would not issue citations for noncompliance with any requirements of the ETS before January 10, 2022, and would not issue citations for noncompliance with the testing requirements before February 9, 2022.

On January 7, 2022, the Supreme Court of the United States heard oral arguments with respect to the enforceability of the ETS, and, on January 13, 2022, issued a per curiam decision ordering the ETS be stayed pending disposition of the appeal before the U.S. Court of Appeals for the Sixth Circuit and any future appeals. In a separate opinion, the Supreme Court of the United States simultaneously upheld the federal government’s vaccination mandate as a condition of participation in the Medicare and Medicaid programs.

As a result, it is currently not possible to predict with certainty the impact on Cloudmed of the ETS or any current or future vaccination mandates that may be announced. Employers may still have to comply with other COVID-19 vaccination rules at the state, local and industry level, and private-sector employers may still require vaccine-or-test policies that mirror OSHA’s proposed regulation. Any requirement to mandate the COVID-19 vaccine for Cloudmed’s employees, or require unvaccinated employees to be tested weekly could result in employee attrition and difficulty securing future labor needs, including a reduction in employees processing inflow and making timely filings, difficulty in obtaining services from impacted providers, customers requiring Cloudmed to expand its solutions or provide business process outsourcing services and increased costs, any of which could have a material adverse effect on Cloudmed’s business, operating results and financial condition.

Cloudmed does not control its third-party service providers, and actions that such third-party providers might take could harm Cloudmed’s reputation and sales.

Cloudmed relies on third-party service providers to provide important aspects of its revenue intelligence offering, software development assistance, and to perform other services, and Cloudmed may increase its reliance on these service providers in the future. If Cloudmed’s outsourcing partners fail to perform their obligations in a timely manner or at satisfactory quality levels, or if they are unable to attract or retain sufficient personnel with the necessary skill sets to meet Cloudmed’s outsourcing needs, the efficiency, effectiveness, and quality of Cloudmed’s services could suffer.

Cloudmed does not control its third-party service providers or their labor, environmental, data privacy, security, protection, or other practices. Although Cloudmed may incorporate contractual provisions regarding such practices or undertake periodic reviews of its third-party service providers’ compliance with applicable laws and good industry practices, these contractual provisions and reviews may not be effective, frequent or thorough enough, as applicable, to detect non-compliance. A violation of labor, environmental, data privacy, security, or protection laws or other laws by these third-party service providers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm Cloudmed’s reputation. Additionally, Cloudmed may choose to seek alternative service providers if these violations or failures were to occur. Identifying and qualifying new service providers can be time consuming and Cloudmed might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. Any of these events could adversely affect Cloudmed’s brand, harm its reputation, reduce demand for its products, and harm its ability to meet demand if it needs to identify alternative service providers.

In addition, Cloudmed’s reliance on service providers in other countries such as India and the Cayman Islands exposes it to disruptions in the business, political, and economic environment in those regions as well as to responses to pandemics such as the COVID-19 pandemic. Further, any changes to existing laws or the enactment of new legislation restricting offshore outsourcing in the United States may adversely affect Cloudmed’s ability to outsource functions to third-party offshore service providers. Diminished service quality from outsourcing, failure of Cloudmed’s outsourcers to comply with ethical business practices, contractual requirements, or applicable law, or Cloudmed’s inability to utilize offshore service providers could have an adverse impact on its business, operating results, and financial condition.

Negative public perception in the United States regarding offshore outsourcing and proposed legislation may increase the cost of delivering Cloudmed’s services.

Offshore outsourcing is a politically sensitive topic in the United States. For example, various organizations and public figures in the United States have expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the United States. Cloudmed currently engages in offshore outsourcing for services related to its Denials Recovery and Underpayments Recovery solutions, and software development. Current or prospective customers may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. While Cloudmed does not offshore a significant portion of work today, its practice could evolve in the future.

Cloudmed relies on third-party providers, such as Microsoft Azure, for cloud infrastructure and other technology services, and any disruptions in or interference with Cloudmed’s use of such services could adversely affect its business, operating results, and financial condition.

Failure of third-party providers to provide adequate cloud-based data infrastructure and other technology-related services to Cloudmed could result in a significant loss of revenue to Cloudmed. In addition, frequent or prolonged interruptions of these services could result in significant loss of revenue. These types of occurrences could also cause users to perceive Cloudmed’s services as not functioning properly. Cloudmed has limited control over these third parties and cannot provide assurance that it will be able to maintain satisfactory relationships with these third parties on acceptable commercial terms or that the quality of services provided will remain at the levels needed to enable Cloudmed to conduct its business effectively, which could adversely affect Cloudmed’s business, operating results, and financial condition.

Moreover, Cloudmed’s cloud infrastructure providers and other providers of services, systems and technologies have no obligations to renew their agreements with Cloudmed on commercially reasonable terms, or at all, and it is possible that Cloudmed will not be able to switch its operations to another provider in a timely and cost effective manner should the need arise. If Cloudmed is unable to renew its agreements with these providers on commercially reasonable terms, or if in the future Cloudmed adds additional data center facility or other providers, Cloudmed may face additional costs, or expenses, or downtime, which could adversely impact its business, operating results, and financial condition.

Cloudmed’s sales cycle is often variable and unpredictable. As a result, the timing and magnitude of Cloudmed’s revenue growth is difficult to predict and may vary substantially from quarter to quarter, which may cause its operating results to fluctuate.

Cloudmed’s operating results may fluctuate, in part, because of the intensive nature of its sales efforts, as well as the length and variability of the sales cycle. The sales cycle for Cloudmed’s solutions may vary significantly, typically ranging from three to four months from initial contact to contract execution. Cloudmed’s sales efforts involve educating its customers and potential customers, who are frequently relatively unfamiliar with Cloudmed’s brand and the value of Cloudmed’s solutions, including the solutions’ technical capabilities, and potential value to customers’ organizations.

However, there is potential for Cloudmed’s sales cycle to extend beyond this range as a result of the COVID-19 pandemic, as Cloudmed experienced in 2020 during the height of the COVID-19 pandemic. Cloudmed’s efforts involve educating its customers about the use, technical capabilities, and benefits of Cloudmed’s solutions. Accordingly, Cloudmed’s operating results depend in substantial part on its ability to deliver a successful customer experience and persuade its customers to grow their relationship with Cloudmed over time. As Cloudmed expects to grow rapidly, its customer acquisition costs could outpace revenue growth, and Cloudmed may be unable to reduce its total operating costs through economies of scale such that Cloudmed is unable to achieve profitability. Any increased or unexpected costs or unanticipated delays, including delays caused by factors outside of Cloudmed’s control, could cause Cloudmed’s operating results to suffer.

As a result of these and other factors, Cloudmed’s sales efforts typically require an extensive effort throughout a customer’s organization, a significant investment of human resources, expense and time, including by Cloudmed’s senior management, and there can be no assurances that Cloudmed will be successful in making a sale to a potential customer. If Cloudmed’s sales efforts to potential customers do not result in sufficient revenue to justify its investments, Cloudmed’s business, financial condition, and operating results could be adversely affected.

Risks Relating to Cloudmed’s Intellectual Property

The use of “open source” software in Cloudmed’s solutions may subject its proprietary software to general release, adversely affect Cloudmed’s ability to sell its products and services and subject Cloudmed to possible litigation, claims, or proceedings.

Certain of Cloudmed’s solutions utilize and incorporate open source software that is subject to open source licenses. Open source software is freely accessible, usable, and modifiable, in each case subject to the terms of the applicable open source software license. In some instances, such open source software licenses subject licensees to certain unfavorable conditions, including requirements that they offer products that incorporate the open source software for no cost, that they make publicly available all or part of the source code for any modifications or derivative works Cloudmed creates based upon, incorporating or using the open source software or that they license such modifications or derivative works under the terms of the particular open source license.

Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of such software, including suits by third parties claiming unlicensed use, or noncompliance with open source licensing terms. As a result of its utilization of open source software, Cloudmed could be subject to such suits or claims. While Cloudmed tries to ensure that open source licensed code is not used in a manner that would breach the terms of an open source license, it cannot guarantee that it will be successful, that all open source software is reviewed prior to use in its platform, that its developers have not incorporated open source software into Cloudmed’s products that Cloudmed is unaware of or that they will not do so in the future.

Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Cloudmed’s ability to market or provide its solutions. If Cloudmed is held to have breached or failed to fully comply with all the terms and conditions of an open source software license, it could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing its offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of its platform, to discontinue or delay the provision of its offerings if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, its proprietary code.

Further, in addition to risks related to license requirements, the use and distribution of open source software may entail greater technical and legal risks than those associated with the use of third-party commercial software. For example, open source is generally provided without any support or warranties or other contractual protections regarding infringement claims or the quality of the code, including the existence of security vulnerabilities. To the extent that Cloudmed’s platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that it uses could prevent the deployment or impair the functionality of its systems and injure its reputation, and the public availability of such software may make it easier for others to compromise Cloudmed’s platform. Any of the foregoing risks could materially and adversely affect Cloudmed’s business, financial condition and operating results.

If Cloudmed’s trademarks and trade names are not adequately protected or enforced, Cloudmed may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Cloudmed believes that its Cloudmed brands are critical to the success of its business. Cloudmed has taken steps, including applying for trademark registration, to protect these brands. As of April 1, 2022, Cloudmed owns one U.S. federal trademark registration for the mark “Cloudmed,” and other U.S. trademark applications for “Cloudmed” and Cloudmed-related designs and brands remain pending. As of April 1, 2022, Cloudmed has five U.S. registered trademarks that it does not currently view as central to its business or brand. Cloudmed relies on several unregistered trademarks to protect its brands that Cloudmed believes distinguish its solutions from the solutions of its competitors. Third parties may use trademarks similar to Cloudmed’s trademarks and any potential confusion as to the source of goods or services could have an adverse effect on Cloudmed’s business, and Cloudmed may not be able to build name recognition in its markets of interest. Cloudmed’s business could be harmed if it is unable to protect its brands against infringement and the strength and/or value of its brands was to decrease as a result.

Efforts by third parties to limit use of Cloudmed’s brand names or trademarks and barriers to the registration of brand names and trademarks in various countries in which Cloudmed operates or may want to operate in the future may restrict Cloudmed’s ability to promote and maintain a cohesive brand throughout its key markets. While Cloudmed has applied for registrations of its trademarks in the United States, it is possible that the U.S. Patent and Trademark Office may refuse registration of some or all of its pending applications. In addition, Cloudmed has not sought registration of its trademarks in the United States in all categories in which it now or may, in the future, offer its solutions, and there can be no assurance that the actions Cloudmed has taken to establish and protect its trademarks will be adequate to prevent the use of confusingly similar brands by others or to prevent others from seeking to block sales of Cloudmed’s products or services as a violation of their own trademarks. In order to protect Cloudmed’s brands, Cloudmed may be required to spend significant resources to monitor and protect these rights. In some cases, litigation may be necessary to protect or enforce Cloudmed’s trademarks. Such litigation could be costly, unpredictable, time-consuming, and distracting to management, regardless of whether Cloudmed is successful in such litigation. In addition, third parties may bring opposition, cancellation, or similar adversarial proceedings against Cloudmed’s trademarks and if such third parties are successful, Cloudmed may lose its trademark rights. In some cases, there may be third-party trademark owners who have prior rights to Cloudmed’s trademarks or third parties who have prior rights to similar trademarks, and Cloudmed may not be able to prevent such third parties from using and marketing any such trademarks. If Cloudmed is unable to establish name recognition based on its trademarks or trade names, as applicable, it may not be able to compete effectively and its business, operating results, and financial condition may be adversely affected.

If Cloudmed is unable to protect the confidentiality of its proprietary information and know-how, the value of its products could be adversely affected.

Cloudmed is heavily dependent on the maintenance and protection of its intellectual property and, with respect to trade secrets and confidential proprietary information, relies largely on confidentiality procedures and employee non-disclosure agreements to protect its intellectual property, including its trade secrets, know-how, and other proprietary information. However, these agreements may be inadequate to protect Cloudmed’s proprietary information and intellectual property rights. Moreover, those agreements may be breached, and Cloudmed may not have adequate remedies for any such breach. Cloudmed’s software is not patented in the U.S., and existing copyright laws offer only limited practical protection. As such, Cloudmed relies on its unpatented proprietary technology, trade secrets, processes, and know-how to create its unique platform that provides it with a competitive edge. Although Cloudmed uses reasonable efforts to protect this proprietary information and technology, it cannot guarantee that it has entered into non-disclosure agreements with each party who has developed intellectual property on Cloudmed’s behalf or each party that has or may have had access to Cloudmed’s confidential information, know-how or trade secrets. Cloudmed’s employees, consultants and other parties may unintentionally or willfully disclose Cloudmed’s information or technology to competitors and there can be no assurance that the legal protections and precaution taken by Cloudmed will be adequate to prevent misappropriation of its technology or that competitors will not independently develop technologies equivalent or superior to Cloudmed’s. Engaging in litigation involving proprietary information or technology is difficult, expensive, distracting to management, and time-consuming, and the outcome is unpredictable and varied depending on the jurisdiction. Moreover, courts inside and outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. In addition, Cloudmed’s trade secrets may be disclosed to or otherwise become known, or substantially similar information or inventions may be independently developed by competitors. In such cases, Cloudmed may have no right to prevent such third parties, or those to who they communicate such trade secrets and other confidential proprietary information, from using such trade secrets and information to compete with Cloudmed, any of which could adversely affect Cloudmed’s business, operating results, and financial condition. To the extent that Cloudmed’s employees, consultants or contractors use intellectual property owned by others in their work for Cloudmed, disputes may arise as to the rights in related or resulting know-how and inventions. Confidentiality agreements with employees and others may not adequately prevent disclosure, misappropriation or reverse engineering of trade secrets and proprietary information. As such, Cloudmed’s trade secrets may otherwise become known or be independently discovered by competitors and Cloudmed may be unable to obtain, maintain and enforce its intellectual property rights. Accordingly, if, for any of the above reasons, Cloudmed’s intellectual property is disclosed or misappropriated, it would harm Cloudmed’s ability to protect its confidential intellectual property rights and adversely affect its business, operating results, and financial condition.

Cloudmed may in the future be sued by third parties for alleged infringement, misappropriation, or other violations of the intellectual property of third parties.

Cloudmed, along with third parties that Cloudmed conducts business with, are subject to complex compliance and litigation risks, including intellectual property claims. There is considerable patent and other intellectual property development activity in Cloudmed’s industry. As competing healthcare information systems increase in complexity and overall capabilities and the functionality of these systems further overlap, providers of such systems may become increasingly subject to infringement claims. Cloudmed’s future success depends in part on not infringing, misappropriating, or otherwise violating the intellectual property rights of others. Cloudmed’s competitors, as well as a number of other entities and individuals, including so-called non-practicing entities (“NPEs”) and other intellectual property rights holders, may own or claim to own intellectual property relating to Cloudmed’s product offering and technologies and may attempt to assert intellectual property claims against Cloudmed, or seek to monetize the intellectual property rights they own to extract value through licensing or settlements. In recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like Cloudmed. Cloudmed may, from time to time, be subject to, or threatened with, legal proceedings and claims that arise in the ordinary course of business, such as claims brought by third parties, who may claim that Cloudmed is infringing upon, misappropriating or otherwise violating their intellectual property rights regardless of their merit. Even if Cloudmed believes such claims are without merit, a court may hold that Cloudmed or its vendors has infringed, misappropriated or otherwise violated such third-party intellectual property rights. Furthermore, although Cloudmed tries to ensure that its employees, consultants, advisors and independent contractors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for Cloudmed, Cloudmed may be subject to claims that it or these individuals have, inadvertently or otherwise, improperly used or disclosed such intellectual property or proprietary rights of any such individual’s current or former employer or other third party and Cloudmed may not have adequate remedies for breach. Further, Cloudmed may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing its products. Cloudmed may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in Cloudmed’s intellectual property rights. Cloudmed’s business may suffer if it is alleged or determined that its technology or another aspect of its business infringes, misappropriates or violates the intellectual property rights of others. If Cloudmed is alleged or determined to have infringed upon the intellectual property rights of others, its business, operating results, and financial condition could be adversely affected.

As competition in Cloudmed’s market grows, the possibility of patent infringement, trademark infringement and other intellectual property claims against Cloudmed increases. In the future, Cloudmed expects others to claim that Cloudmed’s product offerings and underlying technology infringe or violate their intellectual property rights. In a patent infringement claim against Cloudmed, Cloudmed may assert, as a defense, that it does not infringe the relevant patent claims, that the patent is invalid or both. The strength of Cloudmed’s defenses will depend on the patents asserted, the interpretation of these patents and Cloudmed’s ability to invalidate the asserted patents. However, Cloudmed could be unsuccessful in advancing non-infringement and/or invalidity arguments in its defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. Cloudmed may be unaware of the intellectual property rights that others may claim cover some or all of its technology or services. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to Cloudmed, that later result in issued patents that could cover one or more aspects of Cloudmed’s technology and solutions. Any claims or litigation could cause Cloudmed to incur significant expenses. Some third parties may be able to sustain the costs of complex litigation more effectively than Cloudmed can because they have substantially greater resources. Responding to and defending any such claims may distract the attention of Cloudmed’s management and employees and have an adverse effect on Cloudmed’s business, operating results and financial condition. In addition, claims may be brought against third parties from which Cloudmed purchase software, and such claims could adversely affect Cloudmed’s ability to access third-party software for its systems. If Cloudmed is found to have infringed, misappropriated, or otherwise violated any third-party intellectual property, it may be required to obtain a license to such third-party intellectual property, pay substantial damages, ongoing royalty or license payments, fees, cease offering its products or using certain technologies, require Cloudmed to redesign or re-engineer all or a portion of its platform (which may not be economically feasible) or comply with other unfavorable terms. In addition, Cloudmed could be found liable for treble damages and attorneys’ fees if Cloudmed is found to have willfully infringed a patent or other intellectual property right. If Cloudmed is required to obtain a license from any third party, such license may not be available at all or on commercially reasonable terms. Cloudmed may also be obligated to indemnify its customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if Cloudmed was to prevail in such a dispute, any litigation regarding its intellectual property could be costly and time-consuming and divert the attention of its management and key personnel from its business operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Cloudmed’s confidential information could be compromised by disclosure during this type of litigation. During the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New R1 Common Stock. Negative publicity related to a decision by Cloudmed to initiate such enforcement actions against a customer or former customer, regardless of its accuracy, may adversely impact Cloudmed’s other customer relationships or prospective customer relationships, harm Cloudmed’s brand and business and could cause the market price of New R1 Common Stock to decline. Accordingly, Cloudmed’s failure to secure, protect and enforce its intellectual property rights could adversely affect its brand and its business. Any of the foregoing could adversely affect Cloudmed’s business, operations, and financial condition.

Any failure to obtain and protect Cloudmed’s intellectual property rights could impair its ability to protect its proprietary technology, business and its brand.

Cloudmed’s success and ability to compete depends in part upon its intellectual property, and Cloudmed relies on a combination of contractual rights, trademarks, trade secrets, copyrights and other proprietary rights to establish and protect its intellectual property rights. Cloudmed has applied to register trademarks in the United States related to its core service offerings and technology. Other parties, including Cloudmed’s competitors, may independently develop similar technology, duplicate Cloudmed’s services or design around Cloudmed’s intellectual property, and in such cases, Cloudmed may not be able to assert its intellectual property rights against such parties. Unauthorized third parties may try to copy or reverse engineer portions of Cloudmed’s products or otherwise infringe upon, misappropriate or use its intellectual property. Moreover, competitors may hire Cloudmed’s former employees who may misappropriate Cloudmed’s proprietary technology, and Cloudmed may not be able to discover or determine the extent of any unauthorized use of its proprietary rights.

Any impairment of Cloudmed’s intellectual property rights, or its failure to protect its intellectual property rights adequately, could give third parties access to Cloudmed’s technology and could impair Cloudmed’s ability to protect its proprietary technology business and its brand.

Further, Cloudmed’s contractual arrangements may not effectively prevent disclosure of its confidential information or provide an adequate remedy in the event of unauthorized disclosure of Cloudmed’s confidential information, and Cloudmed may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. In addition, while it Cloudmed’s policy to require employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Cloudmed, Cloudmed may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Cloudmed regards as its own. Moreover, even when Cloudmed obtains agreements assigning intellectual property to itself, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and Cloudmed may be forced to bring claims against third parties, or defend claims that third parties may bring against Cloudmed, to determine the ownership of what Cloudmed regards as its intellectual property, which could impair Cloudmed’s ability to protect its proprietary technology, business and its brand.

Cloudmed makes business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach Cloudmed selects may ultimately prove to be inadequate. Even in cases where Cloudmed seeks patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of its product offering, technology, or proprietary information or provide Cloudmed with any competitive advantages. Moreover, Cloudmed cannot guarantee that any patent applications that it files in the future will be issued or approved, but once it files a patent application, the underlying invention would lose protection as a trade secret. The U.S. Patent and Trademark Office and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has been issued. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, Cloudmed’s competitors might be able to better penetrate the market, which would adversely affect Cloudmed’s business. In addition, certain jurisdictions may not provide adequate legal infrastructure for effective protection of Cloudmed’s intellectual property rights. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for Cloudmed to enforce its rights. Changing legal interpretations of liability for unauthorized use of Cloudmed’s technologies or products or lessened sensitivity by corporate, government or institutional users to refraining from intellectual property piracy or other infringements of intellectual property could also harm Cloudmed’s business. Cloudmed may also conclude that, in some instances, the benefits of protecting its intellectual property rights may be outweighed by the expense.

In order to protect its intellectual property rights, Cloudmed may be required to spend significant resources to monitor and protect these rights, including asserting intellectual property infringement, misappropriation or other violation claims against third parties. Litigation brought to protect and enforce Cloudmed’s intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of Cloudmed’s intellectual property. Furthermore, Cloudmed’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. Third parties may also separately challenge the validity and enforceability of Cloudmed’s intellectual property in administrative and other legal proceedings. An adverse determination of any litigation proceedings could put Cloudmed’s intellectual property at risk of being invalidated or interpreted narrowly, could put Cloudmed’s related pending patent applications at risk of not being issued and allow third parties to commercialize Cloudmed’s technology or products and compete directly with Cloudmed without payment to Cloudmed. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Cloudmed’s confidential or sensitive information could be compromised by disclosure in the event of litigation. During the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New R1 Common Stock. Negative publicity related to a decision by Cloudmed to initiate such enforcement actions against a customer or former customer, regardless of its accuracy, may adversely impact Cloudmed’s other customer relationships or prospective customer relationships, harm its brand and business and could cause the market price of New R1 Common Stock to decline. Accordingly, Cloudmed’s failure to secure, protect and enforce its intellectual property rights could adversely affect its ability to protect its proprietary technology, business and brand.

Cloudmed may not be able to obtain or maintain necessary licenses for third-party technology, including software and software components for use in or with its solutions, on commercially reasonable terms, or at all, and any restrictions on Cloudmed’s use of, or ability to, license data, or its failure to license data and integrate third-party technologies, could adversely affect its business, operating results and financial condition.

Cloudmed depends upon licenses from third parties for intellectual property, other technology and data used in its software applications and for some of the technology platforms upon which these software applications are built and operate. For example, Cloudmed’s software applications might incorporate or interact with certain third-party software and software components, such as data visualization software, obtained under licenses from other companies. If Cloudmed fails to comply with any of the obligations under its license agreements, it may be required to pay damages and the licensor may have the right to terminate the license. In addition, under Cloudmed’s license agreements, the licensor may have the right to terminate for convenience. Termination by the licensor may cause Cloudmed to lose valuable rights, and could prevent Cloudmed from selling its solutions, or inhibit its ability to commercialize future solutions. Cloudmed’s business may suffer if any current or future licenses terminate or if the licensors fail to abide by the terms of the license, or if Cloudmed is unable to enter into necessary licenses on acceptable terms. In addition, the agreements under which Cloudmed licenses intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Cloudmed believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Cloudmed believes to be its financial or other obligations under the relevant agreement. Any of the foregoing could adversely affect Cloudmed’s business, operating results and financial condition.

Cloudmed expects that it may need to obtain additional licenses from third parties in the future in connection with the development of its solutions. Although it believes that there are commercially reasonable alternatives to the third-party software it currently uses, this may not always be the case, or it may be difficult or costly to replace. Cloudmed may be unable to acquire or in-license any intellectual property from third parties that it identifies as necessary for its solutions on commercially reasonable terms, or at all. Even if Cloudmed is able to in-license such necessary intellectual property, it could be on nonexclusive terms and could require Cloudmed to make substantial licensing and royalty payments. In addition, Cloudmed obtains a portion of the data that it uses from public records and its partners for specific partner engagements. Cloudmed cannot assure that its licenses for such information will allow it to use that information for all potential or contemplated applications and products. Further, certain of Cloudmed’s products depend on maintaining its data and analytics platform, which is populated with data disclosed to Cloudmed by healthcare providers and other partners with their consent. If these customers or partners revoke their consent for Cloudmed to maintain, use, de-identify and share this data, consistent with applicable law, Cloudmed’s data assets could be degraded.

In the future, data providers could withdraw their data from Cloudmed or restrict Cloudmed’s usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that Cloudmed currently uses in its solutions. In addition, data providers could fail to adhere to Cloudmed’s quality control standards in the future, causing Cloudmed to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to Cloudmed’s quality control standards, and if Cloudmed is unable to identify and contract with suitable alternative data suppliers and integrate these data sources into its service offerings, Cloudmed’s ability to provide its solutions to its partners would be materially adversely impacted, which could adversely affect Cloudmed’s business, operating results and financial condition.

Cloudmed also integrates into its proprietary applications and uses third-party software to maintain and enhance, among other things, content generation and delivery, and to support its technology infrastructure. Some of this software is proprietary and some is open source software. Cloudmed’s use of third-party technologies exposes it to increased risks, including, but not limited to, risks associated with the integration of new technology into its solutions, the diversion of Cloudmed’s resources from development of its own proprietary technology and its inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to Cloudmed in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into Cloudmed’s own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if Cloudmed breaches the terms of the license and fails to cure the breach within a specified period of time. Cloudmed’s inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm its business, operating results and financial condition.

Cloudmed’s third-party licenses are typically non-exclusive and its competitors may obtain the right to use any of the technology covered by these licenses to compete directly with Cloudmed. If Cloudmed’s data suppliers choose to discontinue support of the licensed technology in the future, Cloudmed might not be able to modify or adapt its own solutions. Any of the foregoing could adversely affect Cloudmed’s business, operating results and financial condition.

Additionally, Cloudmed’s software may contain errors or failures that are not detected until after the software is introduced or updated and new versions are released, and such errors could cause serious problems for Cloudmed’s customers. It is challenging for Cloudmed to test its software for all potential problems because it is difficult to simulate the wide variety of computing environments or methodologies that Cloudmed’s customers may deploy or rely upon. In addition, because of the large amount of data Cloudmed collects and manages, it is possible that hardware failures and errors in Cloudmed’s systems would result in data loss or corruption or cause the information that Cloudmed collects to be incomplete or contain inaccuracies that Cloudmed’s customers regard as significant. From time to time, Cloudmed has discovered defects or errors in its software, and additional defects or errors can be expected to appear in the future. Defects and errors that are not timely detected and remedied could expose Cloudmed to risk of liability to customers, providers and patients and cause delays in introduction of new services, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or customer satisfaction with Cloudmed’s services. If problems like these occur, Cloudmed’s customers may seek compensation from Cloudmed or may seek to terminate their agreements with Cloudmed, withhold payments due to Cloudmed, seek refunds from Cloudmed of part or all of the fees charged under such agreements, or initiate litigation or other dispute resolution procedures. In addition, Cloudmed may be subject to claims brought by others affected by any such problems. If any of these risks occur, they could materially adversely affect Cloudmed’s business, operating results and financial condition.

Risks Relating to Cloudmed’s Operating Results and Financial Condition

Cloudmed has experienced net losses since its inception and it may not achieve profitability in the future.

Cloudmed has incurred net losses since its inception. For the years ended December 31, 2021, 2020 and 2019, Cloudmed had net losses of $31.2 million, $26.4 million and $30.8 million, respectively. As of December 31, 2021, Cloudmed’s accumulated deficit was $110.6 million. Cloudmed’s operating expenses may increase substantially in the foreseeable future as it continues to invest to grow its business and build relationships with its customers, develop its platform and develop new solutions. In addition, to the extent Cloudmed is successful in increasing its customer base, it could incur increased losses because significant costs associated with entering into customer agreements are generally incurred up front, while revenue is generally recognized over the term of the agreement. As a result, Cloudmed may need to raise additional capital through equity and debt financings in order to fund its operations. If it is unable to effectively manage these risks and difficulties as encountered, Cloudmed’s business, operating results and financial condition may suffer.

Cloudmed’s operating results have fluctuated in the past and may continue to fluctuate significantly, and if it fails to meet the expectations of analysts or investors, New R1’s stock price and the value of an investment in New R1 Common Stock could decline substantially.

Cloudmed’s operating results are likely to fluctuate and, if it fails to meet or exceed the expectations of securities analysts or investors, the trading price of New R1 Common Stock could decline. Moreover, New R1’s stock price may be based on expectations of Cloudmed’s future performance that may be unrealistic or that may not be met. Some of the factors that could cause Cloudmed’s revenue and operating results to fluctuate from quarter to quarter include:

•	the extent to which Cloudmed’s solutions achieve or maintain market acceptance;

•	Cloudmed’s ability to introduce new updates, and enhancements to its existing solutions on a timely basis;

•	new competitors and the introduction of solutions from new or existing competitors;

•	the length of Cloudmed’s contracting and implementation cycles and its fulfillment periods for its solutions;

•	shifts in Cloudmed’s revenue mix;

•	the financial condition of Cloudmed’s current and future customers;

•	changes in customer budgets and procurement policies;

•	changes in marketing or pricing strategies, including strategy changes driven by competitive landscape;

•	the impact of the COVID-19 pandemic on Cloudmed’s customers, suppliers, partners and its business;

•	the amount and timing of Cloudmed’s investment in research and development activities;

•	the amount and timing of Cloudmed’s investment in sales and marketing activities and its employees and their expertise;

•	Cloudmed’s ability to obtain, maintain, protect and enforce its intellectual property rights;

•	security incidents, including cyber-attacks, data or security breaches, disruptions, to or other incidents involving Cloudmed’s software, data, or systems;

•	Cloudmed’s ability to hire and retain qualified personnel;

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changes in the regulatory environment, including, but not limited to, changes in reimbursement of healthcare solutions, changes to government healthcare programs such as Medicare and Medicaid, and changes to the interpretation and enforcement of healthcare fraud and abuse laws by regulatory agencies;

•	regulatory compliance costs;

•	changes in costs from third-party vendors;

•	significant or sustained disruption in payer behavior, including timing of payments, which defers Cloudmed’s ability to collect payment for its customers’ services;

•	unforeseen legal expenses, including litigation and settlement costs; and

•	buying patterns of Cloudmed’s customers and the related seasonality impacts on its business.

Many of these factors are not within Cloudmed’s control, and the occurrence of one or more of them might cause Cloudmed’s operating results operating results to vary widely. As such, Cloudmed believes that quarter-to-quarter comparisons of its revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance.

A significant portion of Cloudmed’s operating expense is relatively fixed in nature, and planned expenditures are based in part on expectations regarding future revenue and profitability. Accordingly, unexpected revenue shortfalls, planned expenditures not achieving forecasted revenue increases and longer-than-expected impact on profitability and margins as a result of planned expenditures may decrease Cloudmed’s profitability and margins and could cause significant changes in its operating results from quarter to quarter. In addition, Cloudmed’s future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of New R1 Common Stock could fall substantially, either suddenly or over time.

Cloudmed identified a material weakness in its internal control over financial reporting for the year ended December 31, 2020. Though remediated in 2021, if the material weakness recurred or if another material weakness were identified, it could result in material misstatements in New R1’s financial statements or impair New R1’s ability to produce accurate and timely consolidated financial statements and may adversely affect investor confidence in New R1 and the value of New R1 Common Stock.

Ensuring that Cloudmed has adequate internal financial and accounting controls and procedures in place so that the combined company can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As a private company, Cloudmed has not historically prepared public company financial statements and has had limited accounting personnel and other resources with which to address its internal control over financial reporting. In connection with the preparation of Cloudmed’s financial statements for the year ended December 31, 2020, Cloudmed identified a material weakness in its internal control over financial reporting.

Cloudmed believes that it has implemented measures designed to improve its internal control over financial reporting and believes that it has remediated the control deficiencies that led to the material weakness. There were no material weaknesses in its internal control over financial reporting identified for the year ended December 31, 2021. However, Cloudmed cannot be certain that the measures taken to date, and actions it may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in its internal control over financial reporting or that such measures will prevent or avoid other potential future material weaknesses. Furthermore, the SEC rules with respect to testing certain internal controls at Cloudmed by New R1 allow for a one-year deferral period due to the Transactions. If New R1 is unable to produce accurate and timely consolidated financial statements, investor confidence in New R1 and the value of New R1 Common Stock may be adversely affected.

Economic conditions in the United States could impact Cloudmed’s customers and negatively affect Cloudmed’s operating results.

Most of Cloudmed’s customer contracts are performance-based, where Cloudmed is paid a percentage of the collections the customer realizes while using Cloudmed’s solutions. Many factors may lead to decreases in a customer’s collections, including:

•	interruption of customer access to Cloudmed’s system for any reason;

•	Cloudmed’s failure to provide services in a timely, accurate, or high-quality manner;

•	failure of Cloudmed’s customers to adopt or maintain effective business practices;

•	actions by third-party payers of medical claims to reduce reimbursement;

•	government regulations and government or other payer actions or inaction reducing, or delaying reimbursement; and

•	reduction of customer revenue resulting from increased competition or other changes in the marketplace for physician services.

Changes in economic conditions and government requirements may increase the likelihood of several of the above factors. For example, loss of health insurance coverage due to unemployment or increased deductibles imposed by financially struggling employers or insurers could reduce the number of visits certain patients make to Cloudmed’s customers. Patients without health insurance or with reduced coverage may also default on their payment obligations at a higher rate than patients with coverage. Added financial stress on Cloudmed’s customers could lead to their acquisition or bankruptcy, which could cause the termination of some of Cloudmed’s service relationships. Further, despite the cost benefits that Cloudmed believes its solutions provide, prospective customers may delay contract decisions due to implementation costs or be reluctant to make any material changes in their established business methods based upon the economic climate. With a reduction in tax revenue, state and federal government healthcare programs, including reimbursement programs such as Medicaid or initiatives under the Patient Protection and Affordable Care Act, as amended (the “ACA”), may be reduced or eliminated, which could negatively impact the payments that Cloudmed’s customers receive. If Cloudmed’s customers’ revenue decreases for any of the above or other reasons, or if its customers cancel or elect not to renew their contracts or certain services, Cloudmed’s revenue will decrease.

Cloudmed may be liable to its customers or third parties if it makes errors in providing its services, and its anticipated revenue may be lower if it provides poor service.

The services Cloudmed offers are complex, and Cloudmed makes errors from time to time. Errors can result from within Cloudmed’s proprietary technology platform, within its customers’ systems or the interface between Cloudmed’s platform and a customer’s or vendor’s systems, or Cloudmed or its customers or vendors may make human errors in any aspect of Cloudmed’s service offerings. For example, features and safeguards that Cloudmed has implemented to reduce the risk of inaccurate or incomplete claims content may not be sufficient to prevent the submission of such claims to payers. The costs incurred in correcting any material errors may be substantial and could adversely affect Cloudmed’s operating results. They may also leave Cloudmed vulnerable to potential liability and financial and reputational damages. Cloudmed’s customers, or third parties such as its customers’ patients, may assert claims against Cloudmed alleging that they suffered damages due to Cloudmed’s errors, and such claims could subject Cloudmed to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such claims. In addition, if Cloudmed provides poor service to one or more customers and the customer or customers have poor operational performance, Cloudmed’s incentive fees and base fees will be less, which could have a material adverse effect on its business, operating results, financial condition and cash flows.

Risks Relating to Regulation

Government regulation of healthcare is subject to frequent change and future healthcare reform could have a material adverse impact on Cloudmed’s customers and as a result, adversely impact Cloudmed’s business, operating results and financial condition.

The healthcare industry is highly regulated and subject to changing political, legislative, regulatory and other influences. On an ongoing basis, federal, state and local legislative bodies pass legislation, and administrative agencies promulgate regulations, that relate to healthcare reform or otherwise affect the healthcare industry. The trend in recent years has been for increased government oversight and regulation of the healthcare industry. Many of the federal healthcare reform initiatives over the last decade have impacted Cloudmed and its customers and continue to evolve.

By way of example, the ACA made a number of substantial changes to the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA, and on June 17, 2021, the United States Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order relating to the ACA, including an instruction to certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration, or other challenges, if any, will impact the ACA. Cloudmed cannot predict with certainty whether any such healthcare reforms will be enacted or what impact they may have on Cloudmed, but healthcare reform and changes in federal or state healthcare regulation could impose new and more stringent regulatory requirements on Cloudmed’s activities, require it to change its business practices or financial arrangements with customers, and reduce reimbursement to its customers, thereby reducing Cloudmed’s compensation or negatively impacting the market for its services. Additionally, federal and state healthcare policies and reform measures also could have a material adverse impact on Cloudmed’s customers and as a result, Cloudmed’s operational results, or the manner in which it operates its business, and could subject Cloudmed to the risk of restructuring or terminating its customer arrangements, as well as the risk of regulatory enforcement, penalties and sanctions if state and federal enforcement agencies disagree with Cloudmed’s interpretation of these laws.

If Cloudmed or its customers fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, Cloudmed or its customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

As a participant in the healthcare industry, Cloudmed’s operations and relationships, and those of its customers, are regulated by a number of federal, state and local governmental entities. The impact of these regulations can adversely affect Cloudmed’s business. In addition, the inability of Cloudmed’s customers to use Cloudmed’s technology solutions in a manner that complies with those laws and regulations could affect the marketability of Cloudmed’s technology solutions or Cloudmed’s compliance with its customer contracts, or even expose Cloudmed to claims, litigation and substantial liability. A number of federal and state laws, including anti-kickback statutes and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for items or services that may be paid for by any federal or state healthcare program and, in some instances, any private program. These laws are complex, may change rapidly, and their application to Cloudmed’s specific products, services and relationships may not be clear and may be applied to Cloudmed’s business in ways that Cloudmed does not anticipate. Of particular importance are the following:

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Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and the regulations promulgated thereunder by the Centers for Medicare and Medicaid Services (“CMS”), TRICARE (the program for military dependents and retirees), and the Federal Employees Health Benefits Program.

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In the absence of an applicable statutory exception or regulatory safe harbor, the federal AKS prohibits one person from “knowingly and willfully” offering or paying any “remuneration” to another person to induce the recipient to (i) refer an individual for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare, Medicaid, or any other federal health care program, or (ii) purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under a federal health care program. The AKS also prohibits a person from soliciting or receiving remuneration in exchange for engaging in any of these activities. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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The FCA prohibits (i) knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval, or (ii) knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim. Further, under its so-called “reverse false clams” provision, the FCA imposes liability on any person who knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the government. An obligation to pay or transmit money or property to the government, in turn, may arise if a person identifies an overpayment and fails to report and return the overpayment to the government within 60 days. In addition, the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the FCA. The government has prosecuted revenue cycle management companies for causing the submission of false or fraudulent claims in violation of the FCA for, among other things, misrepresenting the capabilities of its software, entering into illegal referral arrangements, and paying kickbacks to certain customers in exchange for promoting its product. Moreover, suits filed under the FCA, known as qui tam actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government.

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The federal Civil Monetary Penalties (“CMP”) law authorizes the imposition of civil monetary penalties, assessments and exclusion against any individual or entity based on a variety of prohibited conduct, including, but not limited to, presenting a claim one knows or should know is for an item or service not provided as claimed or that is false and fraudulent, and violating the federal AKS.

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The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH Act”) and regulations that implement both laws thereunder (collectively, “HIPAA”), prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing, or covering up a material fact or making any material false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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Similar state law provisions pertain to (i) anti-kickback and false claims issues, (ii) whistleblower provisions whereby a private individual may file a civil lawsuit in state court, and (iii) state privacy laws, some of which may apply to items or services reimbursed by any payer, including patients and commercial insurers.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that some of Cloudmed’s business activities could be subject to challenge under one or more such laws. These laws are complex and may change rapidly, and their application to Cloudmed’s specific services and relationships may not be clear and may be applied to its business in ways it does not anticipate. New and evolving payment structures, for example, such as accountable care organizations and other arrangements involving combinations of healthcare providers who share savings, potentially implicate anti-kickback, false claims and other fraud and abuse laws. In addition (i) errors caused by Cloudmed’s proprietary applications or algorithms or services, (ii) errors in the information that Cloudmed receives from its customers that relate to entry, formatting, preparation, or transmission of claims, (iii) prospective reviews and recommendations, (iv) retrospective reviews of previously submitted claims, or (v) reporting of quality or other data pursuant to value-based purchasing initiatives or cost report information (or delays in processing such information) may be alleged or determined to cause the submission of false claims or otherwise be in violation of these laws. Further, the continued growth of Cloudmed’s coding and billing services necessitates comprehensive monitoring and oversight of these services to ensure quality control and regulatory compliance. Achieving and sustaining compliance with these laws may prove costly.

Cloudmed provides billing and coding services and other solutions to providers that relate to, or directly involve, the reimbursement of health services covered by Medicare, Medicaid, other federal and state healthcare programs and commercial payers. Cloudmed also provides solutions, including analytics, chart reviews, payment accuracy and audit functions that impact the amounts paid by Medicare and Medicaid. Cloudmed relies on its customers to provide Cloudmed with accurate and complete information and to appropriately use analytics, codes, reports and other information in connection with the solutions Cloudmed provides to them, but its customers may not always do so. As a result of these aspects of Cloudmed’s business, Cloudmed may be subject to, or contractually required to comply with, numerous federal and state laws that prohibit false or fraudulent claims including but not limited to the FCA, the federal CMP and state equivalents. For example, errors or the unintended consequences of data manipulations by Cloudmed or its systems with respect to the entry, formatting, preparation or transmission of claims, coding, audit, eligibility and other information may result in allegations of false or fraudulent claims. False or fraudulent claims under the FCA and other laws include, but are not limited to, billing for services not rendered, making or causing to be made (or used) a false record or statement that is material to a false claim, failing to refund known overpayments, misrepresenting actual services rendered, or improper coding and billing for medically unnecessary items or services. Some of these laws, including the federal CMP, require a lower burden of proof than other fraud, waste and abuse laws. Federal and state authorities increasingly assert liability under the federal CMP, especially where they believe they cannot meet the higher burden of proof requirements under the various criminal healthcare fraud provisions.

The Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services (“HHS”) has a longstanding concern that percentage-based billing arrangements may increase the risk of improper billing practices, potentially leading to allegations of violations of the AKS and submissions of false claims in violation of the FCA. The OIG has identified several risk areas associated with medical billing, including routine waiver of copayments and deductibles, unbundling, billing for services not supported by medical records or that are medically unnecessary, and upcoding. The OIG and HHS recommend that medical billing and revenue cycle management companies develop and implement comprehensive compliance programs to mitigate this risk. If Cloudmed’s software, technology, revenue intelligence automation and other solutions, payment recovery, billing, coding and other services, its financial arrangements with physicians and other licensed healthcare professionals in the position to refer business to Cloudmed, or its performance-based fee arrangements with its customers where Cloudmed is paid a percentage of the customer’s realized collections while using Cloudmed’s solutions, are found to be in violation of any of the government regulations that apply to it, Cloudmed may be subject to substantial penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, additional integrity oversight and reporting obligations, and exclusion from participation in federal and state healthcare programs, any of which could adversely affect Cloudmed’s business, operating results or financial condition. Any action against Cloudmed or its customers for violation of these laws or regulations, even if successfully defended, could cause Cloudmed to incur significant legal expenses, divert management’s attention from the operation of Cloudmed’s business and result in adverse publicity, any of which could adversely affect demand for Cloudmed’s solutions, invalidate all or portions of some of its contracts with its customers, require Cloudmed to change or terminate some portions of its business, require Cloudmed to refund portions of its revenue, cause Cloudmed to be disqualified from serving customers doing business with government payers and give Cloudmed’s customers the right to terminate their contracts Cloudmed, any one of which could have an adverse effect on Cloudmed’s business.

Failure by either Cloudmed or its customers to obtain proper permissions and waivers may result in claims against Cloudmed or may limit or prevent its use of data, which could harm Cloudmed’s business, operating results and financial condition.

If Cloudmed or its customers do not provide appropriate notice or obtain necessary permissions and/or waivers for the collection, use, storage, disclosure or otherwise processing (“Process”, “Processing”, or “Processes”) of personal, sensitive, or regulated data to Cloudmed, then Cloudmed’s Processing of information it receives from such customers or on their behalf may be limited or prohibited by state or federal law. This could impair Cloudmed’s functions, processes and databases that reflect, contain, or are based upon such data and may prevent the further Processing of such data, including Cloudmed’s ability to provide such data to third parties that are incorporated into Cloudmed’s service offerings and/or perform critical analytical work on Cloudmed’s systems. Furthermore, this may cause Cloudmed to breach obligations to a third party to whom it may provide such data, such as third-party service or technology providers that are incorporated into Cloudmed’s service offerings. In addition, this could interfere with or prevent creation or use of rules and analyses or limit other data-driven activities that benefit Cloudmed. Moreover, Cloudmed may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission or waiver. These claims or liabilities could subject Cloudmed to unexpected costs and adversely affect its business, operating results and financial condition.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect Cloudmed’s business, operating results, and financial condition and could result in significant liability or reputational harm.

The data privacy landscape is rapidly evolving both globally and within the United States, and Cloudmed is or may become subject to numerous data privacy and protection laws, requirements and regulations governing the Processing of health-related and other personal, sensitive or regulated information. Cloudmed Processes significant and increasing volumes of such information, such as employee and patient data. It has legal and contractual obligations regarding the protection of confidentiality and appropriate use of such data. As it seeks to expand its business, Cloudmed is, and may increasingly become subject to, various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which it operates. These laws, regulations and standards are continuously evolving and may be interpreted and applied differently over time, and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have an adverse effect on Cloudmed’s reputation, business, operating results and financial condition.

In the United States, numerous federal and state laws and regulations, including health information privacy laws, data breach notification laws and consumer protection laws that govern the collection, use, disclosure and protection of a subset of individually identifiable health information referred to as protected health information (“PHI”) and other personally identifiable information could apply to Cloudmed’s operations or the operations of its customers and third-party providers. For example, the Administrative Simplification provisions of HIPAA impose obligations on “covered entities,” including certain healthcare providers, health plans and healthcare clearinghouses, and their respective “business associates” that create, receive, handle, maintain or transmit PHI for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of PHI. Regulations promulgated pursuant to HIPAA require covered entities and business associates, like Cloudmed, to implement administrative, physical and technical safeguards to protect the privacy of PHI, and ensure the confidentiality, integrity and availability of electronic PHI maintained or transmitted by them or by others on their behalf, and certain notification requirements in the event of a data breach.

Violations of HIPAA may result in significant civil, criminal, and administrative penalties. HIPAA also authorizes state attorneys general to bring civil actions on behalf of state residents for violations of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the business associate knew or should have known of the failure to comply, or whether the business associate’s failure to comply was due to willful neglect. The civil penalties are adjusted annually based on updates to the consumer price index. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. Cloudmed cannot be sure how these regulations will be interpreted, enforced or applied to its operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, Cloudmed’s ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to its policies, procedures, and systems.

The security measures that Cloudmed and its third-party vendors and subcontractors have in place in an effort to ensure compliance with privacy and data protection laws may not fully protect Cloudmed’s facilities and systems from security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. As a business associate, Cloudmed may also be liable for privacy and security breaches and failures of its subcontractors. A breach of privacy or security of PHI or other personally identifiable information by a subcontractor may result in an enforcement action, including criminal and civil liability, against Cloudmed. Cloudmed is not able to predict the extent of the impact such incidents may have on its business. Cloudmed’s failure to comply may result in criminal and civil liability because the potential for enforcement action against business associates is now greater. Enforcement actions against Cloudmed could be costly and could interrupt regular operations, which may adversely affect Cloudmed’s business. While Cloudmed has not received any notices of violation of the applicable privacy and data protection laws and it believes that it is in compliance with such laws, there can be no assurance that it will not receive such notices in the future. There is ongoing concern from privacy advocates, regulators, and others regarding data privacy and security issues, and the number of jurisdictions with data privacy and security laws has been increasing. Many privacy advocates and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the commercial use of personal information. As a result, privacy laws are rapidly evolving and proliferating as states propose and enact laws aimed at protecting patient and consumer rights and providing rights to individuals to control certain aspects of how their personal information is Processed.

In addition to the HIPAA privacy and security standards, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and other personally identifiable information and many states have adopted or are considering new privacy laws, including legislation that would mandate new privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and Cloudmed is required to comply with them.

Additional legislation governing the acquisition, storage, and transmission or other dissemination of health record information and other personal information, including social security numbers and other identifiers, continues to be proposed and promulgated at the state level. There can be no assurance that changes to state or federal laws will not materially restrict the ability of providers to interact with patient information using Cloudmed’s solutions.

In addition to HIPAA, there are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020, creates individual privacy rights for California residents and increases the privacy and security obligations of entities handling certain personal information, and requires companies that Process information on California residents to make new disclosures to consumers about their data collection, use, disclosure and sharing practices of the personal information of individuals, and to allow consumers to opt out of certain data sharing with third parties. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. PHI that is subject to HIPAA is excluded from the CCPA; however, information Cloudmed holds about individual residents of California that is not subject to HIPAA would be subject to the CCPA. The CCPA may increase Cloudmed’s compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (the “CPRA”), which will take effect on January 1, 2023 and will amend the CCPA, will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required to comply with the CPRA. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States. Similar laws passed in Virginia and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. Any liability from failure to comply with the requirements of these laws could adversely affect Cloudmed’s financial condition.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require Cloudmed to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by Cloudmed or its service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. Cloudmed also may be contractually required to notify patients or other counterparties of a security breach. Although it may have contractual protections with its service providers, any actual or perceived security breach could harm Cloudmed’s reputation and brand, expose it to potential liability, or require Cloudmed to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections Cloudmed may have from its service providers may not be sufficient to adequately protect it from any such liabilities and losses, and Cloudmed may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to Cloudmed, or Cloudmed may elect to comply with such standards.

Additionally, the Federal Trade Commission (the “FTC”) and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of health-related and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require Cloudmed to publish statements that describe how it handles personal information and choices individuals may have about the way Cloudmed handles their personal information. If such information that Cloudmed publishes is considered untrue, it may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act.

Although Cloudmed works to comply with applicable laws, regulations and standards, its contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which Cloudmed must comply. Any failure or perceived failure by Cloudmed or its employees, representatives, contractors, consultants, collaborators or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in enforcement action against Cloudmed, including additional fines and liability to Cloudmed, public censure, claims for damages by affected individuals, damage to reputation, loss of goodwill and loss of access to data, portals, or processes necessary to conduct Cloudmed’s business, any of which could have an adverse effect on Cloudmed’s business, reputation, financial condition and operating results.

Cloudmed has established certain data registries and if those registries fail to meet regulatory requirements or if Cloudmed otherwise commits errors in collecting or transmitting registry data to CMS Cloudmed could suffer severe negative consequences.

Cloudmed owns and operates certain clinical data registries and has developed optional product functionality and associated services that, together, collect and transmit data to these registries in order to support Cloudmed’s customers’ reporting obligations under MIPS and other programs. Cloudmed believes that these registries meet the necessary statutory requirements. However, there is no third-party certifying body to provide assurance that its registries meet the necessary criteria. If a regulatory authority determines that Cloudmed’s registries do not meet the necessary criteria then such a determination could adversely affect Cloudmed’s business, operating results and financial condition. In addition, if Cloudmed commits any errors in its collection or transmission of this data to CMS then its customers could face substantial financial penalties, which could result in an adverse effect on Cloudmed’s business, operating results and financial condition. In addition, if Cloudmed fails to perform the appropriate data validation regarding information transmitted to CMS via Cloudmed’s registry, Cloudmed could lose its ability to offer registry services, which could adversely affect its business, operating results and financial condition.

Cloudmed’s services present the potential for embezzlement, identity theft or other similar illegal behavior by its employees or subcontractors with respect to third parties.

Cloudmed’s services involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of Cloudmed’s employees or subcontractors takes, converts, or misuses such funds, documents, or data, Cloudmed could be liable for damages, and its business reputation could be damaged or destroyed. In addition, Cloudmed could be perceived to have facilitated or participated in illegal misappropriation of funds, documents, or data and therefore be subject to civil or criminal liability.

Failure to comply with laws governing debt collection could harm Cloudmed’s business, operating results and financial condition.

Aspects of Cloudmed’s business, including its revenue intelligence services, may be subject to laws, rules and regulations applicable to debt collectors, including, state licensing requirements. Such laws and regulations are extensive and subject to change. In a number of jurisdictions, Cloudmed must maintain licenses to perform collection services and must satisfy related bonding requirements. Cloudmed’s failure to comply with existing licensing requirements, changing interpretations of existing requirements, or adoption of new licensing requirements, could restrict Cloudmed’s ability to offer revenue intelligence and other services in certain jurisdictions, which would adversely affect its business, operating results and financial condition.

General Risks

Cloudmed may be unable to manage its future growth effectively, which could make it difficult to execute its business strategy.

Cloudmed has experienced rapid growth in its business operations and the number of customers that use its solutions, and it may continue to experience growth in the future. This growth has placed, and may continue to place, significant demands on its management and its operational and financial infrastructure. Cloudmed’s ability to manage its growth effectively and to integrate new employees and technologies into its existing business will require it to continue to expand its operational and financial infrastructure, focus on increasing automation and continue to retain, attract, train, motivate and manage employees. Continued growth could strain Cloudmed’s ability to develop and improve its operational, financial, and management controls; enhance its reporting systems and procedures; recruit, train, and retain highly skilled personnel, and maintain consumer satisfaction. Maintaining or increasing automation in Cloudmed’s solutions and continuing to improve how it applies data science to its operations will be important to remain scalable. If Cloudmed does not effectively manage the growth of its business and operations, the quality of its solutions could suffer, which could negatively affect its reputation and brand, business, operating results and financial condition.

Other Risks Related to R1’s Business and Cloudmed’s Business

R1’s business is, and following completion of the Transactions, New R1 will continue to be, subject to the risks described above and in R1’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as updated by subsequent Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 224 for the location of information incorporated by reference in this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, R1’s strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance and liquidity. Words such as “may”, “might”, “will”, “should”, “anticipate”, “believe”, “expect”, “intend”, “estimate”, “hope”, “plan” or similar expressions are intended to identify such forward-looking statements. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. Actual results could differ materially from those stated or implied in these forward-looking statements as a result of a number of factors, included but not limited to, the factors discussed in the section titled “Risk Factors” in this proxy statement/prospectus, as well as the corresponding section in R1’s Annual Report on Form 10-K for the year ended December 31, 2021 and other periodic reports filed with the SEC. Important factors that could cause actual results to differ materially from management’s expectations include the following, in addition to other risks and uncertainties discussed herein:

•	the ability of the parties to consummate the Transactions in a timely manner or at all;

•	the expected financial condition, operating results, earnings outlook and prospects of R1, Cloudmed and the combined company following completion of the Contribution;

•	the ability of R1 and Cloudmed to maintain relationships with their respective employees, vendors, partners or customers as a result of the uncertainty surrounding the Contribution;

•	satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals;

•	the parties’ ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction;

•	risks that the transaction disrupts current plans and operations of R1 or Cloudmed, including the diversion of management time and other resources to transaction-related matters;

•	the amount of the costs, fees, expenses and charges related to the transaction;

•	uncertainty as to the long-term value of New R1 Common Stock;

•	the outcome of any legal proceedings that have been or may be instituted against R1, Cloudmed, or others following announcement of the transactions contemplated by the Transaction Agreement; and

•

other factors discussed under “Risk Factors” and elsewhere herein as well as under “Risk Factors” in the R1’s most recently filed Form 10-K and subsequent reports, which are incorporated by reference herein.

Occurrence of any of the events or circumstances described above could also have a material adverse effect on R1’s or Cloudmed’s business, financial condition, results of operations, cash flows or the market price of R1 Common Stock or New R1 Common Stock.

Due to these risks and uncertainties, there can be no assurance that the proposed transactions or any other transaction described herein will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for R1 or Cloudmed to identify all such factors, nor can R1 or Cloudmed predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, R1 and Cloudmed undertake no obligation, and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or otherwise. Furthermore, any information about the intentions of R1, Cloudmed or, following the Contribution, the combined company contained in any of their respective forward-looking statements reflect their intentions as of the date of such forward-looking statements, and are based upon, among other things, existing regulatory, technological, industry, competitive, economic and market conditions, and their assumptions as of such date. R1, Cloudmed or, following the Contribution, the combined company may change their intentions, strategies or plans at any time and without notice, based upon any changes in such factors or assumptions or otherwise.

In addition, statements that “R1 believes,” “Cloudmed believes,” and similar statements reflect R1’s and Cloudmed’s beliefs and opinions on the relevant subject. These statements are based upon information available to R1 or Cloudmed, as the case may be, as of the date of this proxy statement/prospectus, and while R1 or Cloudmed, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future events. All subsequent written and oral forward-looking statements by or attributable to R1 or Cloudmed or persons acting on their behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC’s rules, there is no duty to update these statements.

COMPARATIVE PER SHARE AND UNIT DATA

The following table sets forth summary historical comparative share and unit information for R1 and Cloudmed and unaudited pro forma combined per share information after giving effect to the Transactions.

The pro forma book value information reflects the Transactions as if they had occurred on December 31, 2021. The weighted average shares outstanding and net loss per share information reflect the Transactions as if they had occurred on January 1, 2021.

This information is only a summary and should be read together with the summary historical financial information included elsewhere in this proxy statement/prospectus or incorporated by reference herein, and the historical financial statements of R1 and Cloudmed and related notes. The unaudited pro forma condensed combined per share information of R1 and Cloudmed is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined net loss per share information below does not purport to represent the net loss per share that would have occurred had the companies been combined during the periods presented, nor loss or earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of R1 and Cloudmed would have been had the companies been combined during the periods presented.

	Historical		Pro Forma
	R1	Cloudmed
As of and for the twelve months ended December 31, 2021
Book value per share or unit(1)	$1.30	$95.10	$8.56
Net loss per share or unit – basic and diluted(2)	$(1.86)	$(8.08)	$(1.57)

(1)

Book value per share or unit is calculated as (a) total permanent equity at December 31, 2021 divided by (b) the total number of shares of common stock or Class A units outstanding classified in permanent equity.

(2)

At December 31, 2021, R1 had outstanding warrants to purchase up to 41,964,855 shares of its common stock at a weighted-average exercise price of $3.59 per share. Concurrently with the Holding Company Reorganization, any R1 Warrants outstanding as of the Closing Date will be automatically converted into New R1 Warrants. New R1’s warrants are anti-dilutive on a pro forma basis and have been excluded from the diluted number of shares of New R1 Common Stock outstanding at the time of the closing of the Transactions.

MARKET PRICE AND DIVIDEND INFORMATION

R1 Common Stock is listed for trading on The Nasdaq Global Select Market, under the symbol “RCM.” The table below shows the high and low sales price of R1 Common Stock, for the periods indicated, as reported by Nasdaq.

	FY 2019				FY 2020				FY 2021				FY 2022
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
R1 Common Stock Price
High	$10.15	$12.58	$13.08	$12.98	$13.91	$13.20	$17.15	$24.09	$30.58	$27.29	$22.55	$26.24	$27.33
Low	$7.52	$9.57	$8.93	$9.05	$7.57	$8.06	$11.78	$16.96	$23.04	$21.50	$18.85	$21.20	$20.12

The closing price of R1 Common Stock on Nasdaq on January 7, 2022, the last trading day prior to the public announcement of the execution of the Transaction Agreement, was $23.35 per share. If the Contribution is completed, the Sellers will receive in the aggregate approximately 138,400,874 shares of New R1 Common Stock (subject to adjustment in accordance with the terms of the Transaction Agreement), which represents approximately 33.2% of the outstanding shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions, and approximately 30% of the number of fully diluted shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions. See the section titled “The Transactions” beginning on page 60 of this proxy statement/prospectus.

On April 20, 2022, the most recent practicable date before this proxy statement/prospectus was mailed to R1 stockholders, the closing price of R1 Common Stock on Nasdaq was $27.30 per share. You are encouraged to obtain current market quotations for R1 Common Stock in connection with voting your shares of R1 Common Stock.

Historical market price information for Cloudmed’s equity is not provided because there is no public market for Cloudmed’s equity.

Dividends

R1 has not paid any dividends on R1 Common Stock during the years ended December 31, 2021, 2020 and 2019. Following the consummation of the Transactions, New R1 intends to retain earnings, if any, to finance the growth and development of the New R1 business, and New R1 does not expect to pay any cash dividends on New R1 Common Stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of New R1’s board of directors and will depend on, among other things, New R1’s financial condition, results of operations, capital expenditure requirements, contractual restrictions, provisions of applicable law, and other factors that New R1’s board of directors deems relevant. The credit agreements that will govern New R1’s Facilities will also restrict New R1’s ability to pay dividends on the New R1 Common Stock. Additionally, under the terms of the Transaction Agreement, R1 cannot declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of its capital stock or equity interests (other than dividends or distributions paid by a direct or indirect wholly owned R1 subsidiary to its parent) without Cloudmed’s consent, prior to the consummation of the Contribution or the termination of the Transaction Agreement.

PARTIES TO THE TRANSACTIONS

R1 RCM Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

(312) 324-7820

R1 RCM Inc. is a leading provider of technology-driven solutions that transform the patient experience and financial performance of healthcare providers. R1’s primary service offering consists of end-to-end RCM services for health systems, hospitals, and physician groups, which are deployed through an operating partner relationship or a co-managed relationship. Under an operating partner relationship, R1 provides comprehensive revenue cycle infrastructure to providers, including all revenue cycle personnel, technology solutions, and process workflow. Under a co-managed relationship, R1 leverages its customers’ existing RCM staff and processes, and supplements them with infused management, subject matter specialists, proprietary technology solutions, and other resources. R1 also offers modular services, allowing customers to engage for only specific components of R1’s end-to-end RCM service offering, such as patient experience, physician advisory services, clinical documentation integrity, coding management, revenue integrity solutions, business office services, and practice management.

R1 Common Stock is listed on The Nasdaq Global Select Market under the symbol “RCM.”

For more information about R1, please visit R1’s Internet website at www.r1rcm.com. R1’s Internet website address is provided as an inactive textual reference only. The information contained on R1’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about R1 is included in the documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 224 of this proxy statement/prospectus.

Project Roadrunner Parent Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

(312) 324-7820

Project Roadrunner Parent Inc., a direct wholly owned subsidiary of R1, is a Delaware corporation formed on January 4, 2022 for the purpose of effecting the Holding Company Reorganization. Upon completion of the Holding Company Reorganization, R1 will be a direct wholly owned subsidiary of Project Roadrunner Parent Inc.

Project Roadrunner Parent Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the Transaction Agreement, including the preparation of applicable regulatory filings in connection with the Transactions.

Project Roadrunner Merger Sub Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

(312) 324-7820

Project Roadrunner Merger Sub Inc., a direct wholly owned subsidiary of Project Roadrunner Parent Inc., is a Delaware corporation formed on January 4, 2022 for the purpose of effecting the Holding Company Reorganization. Upon completion of the Holding Company Reorganization, Project Roadrunner Merger Sub Inc. will be merged with and into R1, with R1 continuing as a direct wholly owned subsidiary of Project Roadrunner Parent Inc.

Project Roadrunner Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the Transaction Agreement, including the preparation of applicable regulatory filings in connection with the Transactions.

Revint Holdings, LLC

1100 Peachtree Street, Suite 1550

Atlanta, GA 30309

(484) 840-1984

Revint Holdings, LLC is a holding company that, through its direct and indirect subsidiaries, provides a leading revenue intelligence platform that helps healthcare providers get paid for the services they deliver. Cloudmed’s cloud-based platform combines intelligent automation and deep domain expertise to analyze large volumes of clinical and financial data, identify missed opportunities, and deliver additional revenue to customers.

In connection with the transactions contemplated by the Transaction Agreement, and after giving effect to certain reorganization transactions, CoyCo 1 and CoyCo 2 will indirectly own, in the aggregate, 100% of Revint Holdings, LLC immediately prior to the consummation of the Transactions.

For more information about Cloudmed, please visit Cloudmed’s Internet website at www.cloudmed.com. Cloudmed’s Internet website address is provided as an inactive textual reference only. The information contained on Cloudmed’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC.

CoyCo 1, L.P.

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

CoyCo 1, L.P. is a Delaware limited partnership formed on January 7, 2022 for the purpose of effecting the transactions contemplated by the Transaction Agreement. Upon completion of the Transactions, CoyCo 1 will be a stockholder of Project Roadrunner Parent Inc.

CoyCo 1 has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Transaction Agreement, including the preparation of applicable regulatory filings in connection with the Transactions.

CoyCo 2, L.P.

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

CoyCo 2, L.P. is a Delaware limited partnership formed on January 7, 2022 for the purpose of effecting the transactions contemplated by the Transaction Agreement. Upon completion of the Transactions, CoyCo 2 will be a stockholder of Project Roadrunner Parent Inc.

CoyCo 2 has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Transaction Agreement, including the preparation of applicable regulatory filings in connection with the Transactions.

THE TRANSACTIONS

General

The following summary describes the material provisions of the Transaction Agreement, the Registration Rights Agreement (as defined below), the A&R Investor Rights Agreement (as defined below), the Sellers’ Investor Rights Agreement (as defined below) and the Voting Agreement (as defined below), each of which is qualified in its entirety by reference to the complete text of the respective agreements, copies of which are attached as Annexes A, B, C, D and E hereto, respectively, and each of which is incorporated by reference in this proxy statement/prospectus. The provisions of each of these agreements are extensive and not easily summarized. Accordingly, the below summaries may not contain all of the information about the agreements that is important to you. You are encouraged to read each of the aforementioned agreements carefully in its entirety for a more complete understanding of the agreements.

Structure of the Transactions

In connection with a reorganization of its holding company structure, and to complete the acquisition of Cloudmed, pursuant to the Transaction Agreement and Section 251(g) of the DGCL, R1 has formed New R1, and New R1 has formed R1 Merger Sub.

Upon satisfaction or waiver of the conditions to the consummation of the Transactions specified in the Transaction Agreement, R1 Merger Sub will merge with and into R1 with R1 as the surviving entity. As a result, R1 will, by operation of law, become a wholly owned subsidiary of New R1, after which R1 will be renamed “R1 RCM Holdco Inc.” (or such other name as R1 determines prior to closing) and New R1 will be renamed “R1 RCM Inc.” The officers and directors of New R1 as of immediately after consummation of the Holding Company Reorganization will be the same as the officers and directors of R1 immediately prior to the consummation of the Holding Company Reorganization. In addition, upon consummation of the Holding Company Reorganization, the certificate of incorporation (except for certain technical matters) and bylaws of New R1 will contain identical provisions as the certificate of incorporation and bylaws of R1 immediately prior to the consummation of the Holding Company Reorganization other than as required or permitted by Section 251(g) of the DGCL, and R1’s certificate of incorporation and bylaws will be amended and restated as set forth in the Transaction Agreement and R1’s bylaws will remain the same as the bylaws in effect prior to the Holding Company Reorganization (other than with respect to its name) until thereafter changed or amended as provided by the bylaws or applicable law. Each share of R1 Common Stock outstanding immediately prior to the consummation of the Holding Company Reorganization will be converted into one share of New R1 Common Stock. New R1 Common Stock will be listed on The Nasdaq Global Select Market and will trade under R1’s current ticker symbol “RCM.” Holders of R1 Common Stock immediately prior to the consummation of the Holding Company Reorganization will not be required to exchange their certificates representing shares of R1 Common Stock for certificates representing shares of New R1 Common Stock. The certificates representing your shares of R1 Common Stock will continue to represent an equal number of shares of New R1 Common Stock. Each person entered as the owner in a book entry that, immediately prior to the Holding Company Reorganization, represented any outstanding shares of R1 Common Stock shall be deemed to have received an equivalent number of shares of New R1 Common Stock.

Immediately following the completion of the Holding Company Reorganization and upon satisfaction or waiver of the conditions to consummation of the Transactions specified in the Transaction Agreement, the Sellers will contribute 100% of the equity of Cloudmed Parent in exchange for shares of New R1 Common Stock equal to approximately 30% of the fully diluted shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the Transactions, subject to certain adjustments set forth in the Transaction Agreement. As a result of the Contribution, Cloudmed will become a wholly owned subsidiary of New R1.

R1 Stock Options and Restricted Stock Units

Upon consummation of the Holding Company Reorganization, each stock option of R1, each restricted stock unit of R1 under any compensation or benefit agreement, plan or arrangement of R1 shall cease to represent or relate to a share of R1 Common Stock and shall be converted automatically to represent or relate to a share of New R1 Common Stock, on substantially the same terms and conditions as were applicable to such stock option or restricted stock unit. To accomplish the foregoing, effective as of the initial effective time of the Holding Company Reorganization, the parties intend that R1 shall assign, and New R1 shall assume, all of its rights and obligations under each such agreement, plan and arrangement pursuant to which any such stock option or restricted stock unit is granted under R1’s Third Amended and Restated 2010 Stock Incentive Plan, as amended or modified from time to time, and all agreements thereunder. In addition, all obligations of R1 under any deferred compensation plan, retirement savings plan or employment agreement and change of control / severance agreement will be assigned to New R1.

Contribution Consideration

The consideration payable by New R1 to the Sellers at the closing of the Contribution will consist of approximately 138,400,874 shares of New R1 Common Stock, subject to certain adjustments set forth in the Transaction Agreement. Based on the closing price of R1 Common Stock of $23.35 on January 7, 2022, the last trading day before public announcement of the Transaction Agreement, and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution, the Consideration represented an implied equity value of Cloudmed of approximately $3.23 billion. Based on the closing price of R1 Common Stock of $27.30 on April 20, 2022, the latest practicable date before the printing of this proxy statement/prospectus and assuming that there would be no adjustment to the number of shares issued in connection with the Contribution, the Consideration represented an implied value of approximately $3.78 billion. The implied value of the Consideration will fluctuate with the market price of R1 Common Stock.

Ownership of New R1 after the Transactions

Approximately 138,400,874 shares of New R1 Common Stock will be issued to the Sellers upon consummation of the Contribution, subject to certain adjustments set forth in the Transaction Agreement. Based on the 278,220,832 shares of R1 Common Stock outstanding on January 7, 2022, a total of approximately 416.6 million shares of New R1 Common Stock would be outstanding after the Contribution and the Sellers would hold, in the aggregate, approximately 33.2% of the outstanding shares of New R1 Common Stock immediately after the closing of the Contribution and approximately 30% of the shares of New R1 Common Stock on a fully diluted basis immediately after the closing of the Contribution.

The adjustments to the numbers of shares that will be issued to the Sellers will not be known until the consummation of the Contribution, and then will be finalized during an approximately 90-day period thereafter. The number of shares will be adjusted based on (i) Cloudmed’s net debt as of closing, (ii) R1’s and Cloudmed’s transaction expenses, (iii) certain share issuances by R1 between signing and closing, (iv) certain cash payments to be made with respect to existing Cloudmed equity awards and (v) the number of unvested Cloudmed restricted units cancelled and replaced with restricted stock units of New R1 issued pursuant to New R1’s equity incentive plan. Based on the closing price of R1 Common Stock of $27.30 on April 20, 2022, the latest practicable date before the printing of this proxy statement/prospectus, utilizing preliminary estimates based on information available, the number of shares will be adjusted downward by 434,454 for transaction expenses, 1,014,349 related to certain cash payments to be made with respect to existing Cloudmed equity awards, and 1,432,552 for the number of Cloudmed restricted units cancelled and replaced with restricted stock units of New R1. Based on the adjustments in the previous sentence, 1,432,552 restricted stock units of New R1 will be issued as replacement awards and 135,519,519 shares of New R1 Common Stock will be issued to the Sellers upon consummation of the Contribution, subject to the other adjustments described in the preceding sentence. As a result, based on the 279,397,653 shares of R1 Common Stock outstanding on April 6, 2022, a total of approximately 414,917,172 shares of New R1 Common Stock would be outstanding after the Contribution and the Sellers would hold, in the aggregate, approximately 32.7% of the outstanding shares of New R1 Common Stock immediately after the closing of the Contribution.

Stockholder Approval

The Holding Company Reorganization does not require the approval of R1’s stockholders. However, the Contribution cannot be completed unless R1 stockholders approve the Stock Issuance Proposal. The Transactions will be consummated only if the Stock Issuance Proposal is approved at the 2022 R1 Annual Meeting. If the Stock Issuance Proposal is not approved by R1 stockholders, neither the Holding Company Reorganization nor the Contribution will occur.

Appraisal Rights

Under Delaware law, none of the stockholders of R1 or the equity holders of Cloudmed have appraisal rights in connection with the Transactions.

Certain Legal Proceedings

On April 13, 2021 and April 19, 2021, respectively, certain purported stockholders of R1 filed two complaints in the Delaware Court of Chancery regarding the Conversion Transaction with TCP-ASC. Both complaints allege that TCP-ASC, Ascension Health Alliance (“Ascension”), and TowerBrook Capital Partners L.P. (“TowerBrook”) controlled R1 and that their representatives on R1’s Board of Directors breached their fiduciary duties by using their alleged control to cause R1 to overpay in redeeming TCP-ASC’s preferred stock as part of the Conversion Transaction (as defined in the section titled “Related Party Transactions—Preferred Stock Agreement” beginning on page 208 of this proxy statement/prospectus). The plaintiffs seek an unspecified amount of damages against TCP-ASC, Ascension, and TowerBrook. The plaintiffs also allege that R1 and TCP-ASC entered into amendments to the Original Investor Rights Agreement, which the plaintiffs contend contain provisions that are void under R1’s charter, bylaws, and the Delaware General Corporation Law. The cases have since been consolidated into a single action, the defendants have answered the operative complaint and discovery has commenced.

On February 18, 2022, Plaintiffs filed a supplement to the operative complaint, naming certain additional defendants and asserting additional claims related to R1’s agreement to acquire Cloudmed, which was announced on January 10, 2022. The additional claims assert that: (i) TCP-ASC, Ascension, and TowerBrook, along with R1’s directors (“Individual Defendants”), breached their fiduciary duties by causing R1 to enter into and approve the Cloudmed acquisition, which plaintiffs claim will perpetuate TCP-ASC’s, Ascension’s, and TowerBrook’s control over R1 and entrench the Individual Defendants by virtue of certain agreements entered into as part of the transaction, including the A&R Investor Rights Agreement and the Sellers’ Investor Rights Agreement; and (ii) the Sellers aided and abetted such breaches. Plaintiffs also allege that certain provisions in the Sellers’ Investor Rights Agreement and the A&R Investor Rights Agreement are void under R1’s charter, bylaws, and the Delaware General Corporation law.

The plaintiffs seek a declaratory judgment and an unspecified amount of damages, as well as attorneys’ fees and costs. R1 believes it has meritorious defenses to all claims against it and intends to vigorously defend against these claims.”

Description of the Registration Rights Agreement

Simultaneously with the closing of the Transactions, R1, New R1, the Sellers, TCP-ASC, IHC, and Lifepoint will enter into the Registration Rights Agreement, pursuant to which the Investors will receive certain registration rights covering the resale of shares of New R1 Common Stock owned by any of the Investors, as well as any shares of New R1 Common Stock issued by New R1 upon the exercise of warrants held by certain of the Investors and any securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend, stock split, recapitalization or other distribution with respect to, or in exchange for, or in replacement of, the shares of New R1 Common Stock referenced above.

The Registration Rights Agreement will provide that (i) IHC may only make one such demand for registration pursuant to a registration statement on Form S-3, (ii) TCP-ASC may only make five demands for registration (of which no more than three may be on a form other than Form S-3) and no more than three demands during any twelve-month period, and (iii) the Sellers may only make four demands for registration (of which no more than one may be on a form other than Form S-3) and no more than three demands during any twelve-month period. The Registration Rights Agreement will also provide that whenever New R1 registers shares of New R1 Common Stock under the Securities Act (other than on a Form S-4 or Form S-8, or in connection with any employee benefit or dividend reinvestment plan), then each Investor will have the right as specified therein to register its shares of New R1 Common Stock as part of that registration. The registration rights under the Registration Rights Agreement are subject to certain rights of the managing underwriters, if any, to reduce or exclude certain shares owned by the Investors from an underwritten registration. Except as otherwise provided, the Registration Rights Agreement requires New R1 to pay for all costs and expenses, other than underwriting discounts, commissions and stock transfer taxes incurred in connection with the registration of the New R1 Common Stock, provided that New R1 will only be required to pay the fees and disbursements of one legal counsel to the Investors per registration and only $15,000 of aggregate expenses incurred or otherwise borne by each of IHC and LifePoint. New R1 will also agree to indemnify the Investors against certain liabilities, including liabilities under the Securities Act.

Description of the Investor Rights Agreements

TCP-ASC Investor Rights Agreement

Simultaneously with the closing of the Transactions, R1, New R1 and TCP-ASC will enter into the A&R Investor Rights Agreement, which will replace and supersede the Original Investor Rights Agreement, as amended by the Amendment. The A&R Investor Rights Agreement is being entered into in order to (i) make New R1, as the new public company entity, a party to the agreement, (ii) create a single agreement that incorporates the changes to the Original Investor Rights Agreement made by the Amendment, (iii) make certain changes to TCP-ASC’s rights in light of the Sellers’ Investor Rights Agreement, (iv) remove certain provisions of the Original Investor Rights Agreement that are no longer applicable and (v) provide for expense reimbursement to TCP-ASC as summarized below.

Under the terms of the A&R Investor Rights Agreement, for so long as TCP-ASC and its affiliates hold in aggregate at least 33% of the Diluted Common Shares, TCP-ASC will be entitled to nominate the TCP-ASC Designees and entitled to designate the chairperson of the New R1 Board. For so long as TCP-ASC and its affiliates hold in aggregate less than 33% of the Diluted Common Shares but TCP-ASC’s Ownership Percentage (as that term is defined in the A&R Investor Rights Agreement) exceeds 10% of the Diluted Common Shares, then TCP-ASC will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as TCP-ASC’s Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then TCP-ASC will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of The Nasdaq Global Select Market (or other United States national securities exchange that New R1 Common Stock is listed upon, if any), New R1 will offer the TCP-ASC Designees (to be selected by TCP-ASC) an opportunity to, at TCP-ASC’s option, either sit on each regular committee of the New R1 Board in relative proportion to the number of TCP-ASC’s Designees on the New R1 Board or attend (but not vote) at the meetings of such committee as an observer.

Under the terms of the A&R Investor Rights Agreement, for so long as there is at least one TCP-ASC Designee on the New R1 Board, TCP-ASC must cause all of its New R1 Common Stock entitled to vote at any meeting of New R1’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by New R1’s Nominating and Corporate Governance Committee and against the removal of any director nominated by New R1’s Nominating and Corporate Governance Committee. For so long as TCP-ASC has the right to nominate a director pursuant to the A&R Investor Rights Agreement, New R1 will not amend or waive any provision of the Seller’s Investor Rights Agreement relating to the Sellers’ agreement to vote their New R1 Common Stock.

TCP-ASC is subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until such time as TCP-ASC’s Ownership Percentage is less than 25% of the Diluted Common Shares.

For so long as TCP-ASC and its affiliates hold in aggregate at least 25% of the Diluted Common Shares, the A&R Investor Rights Agreement requires New R1 to obtain the approval of TCP-ASC before New R1 or any of its subsidiaries, as applicable, take any of the following actions:

•	amending or modifying New R1’s certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of New R1 Common Stock;

•	creating, authorizing or issuing any equity securities of New R1 or any of its subsidiaries that adversely impacts the rights of holders of New R1 Common Stock;

•	amending the Master Professional Services Agreement between Ascension Health and R1;

•

incurring indebtedness in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the indebtedness contemplated by the Financing Commitment (as defined in the Transaction Agreement) and (ii) refinancings of existing indebtedness (including the indebtedness contemplated by the Financing Commitment));

•

selling, transferring or otherwise disposing of assets or businesses of New R1 or any of its subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

•

acquiring any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

•

making capital expenditures in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

•	approving the annual budget of New R1 and its subsidiaries;

•	hiring or terminating New R1’s chief executive officer;

•	appointing or removing the chairperson of the New R1 Board; and

•

making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

The A&R Investor Rights Agreement requires that if New R1 proposes to offer any equity or equity linked security to any person, then New R1 must first offer TCP-ASC the right to purchase a portion of such securities up to TCP-ASC’s Ownership Percentage. If TCP-ASC does not exercise this purchase right within 30 days of receiving notice of the proposed offering, then New R1 has 120 days to complete the offering on terms no more favorable than those offered to TCP-ASC.

New R1 will pay directly or reimburse TCP-ASC for reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to TCP-ASC’s performance under the A&R Investor Rights Agreement, or otherwise relating to the management and oversight of TCP-ASC’s investment in New R1, including any reasonable attorney’s fees (other than expenses related to filings solely in TCP-ASC’s capacity as a shareholder of New R1), subject to a $100,000 per fiscal year cap. New R1 will pay directly or reimburse TCP-ASC for reasonable fees of Wachtell, Lipton, Rosen & Katz and Covington & Burling LLP and any filing fees, expenses, fines or penalties in connection with any filing or approval required by any governmental authority (or a failure to make such a filing), in each case relating to or in connection with the A&R Investor Rights Agreement and the Transactions.

Sellers’ Investor Rights Agreement

Additionally, simultaneously with the closing of the Transactions, New R1 and the Sellers will enter into the Sellers’ Investor Rights Agreement. Under the terms of the Sellers’ Investor Rights Agreement, for so long as the Sellers and their affiliates own in aggregate at least 75% of the shares of New R1 Common Stock issued to the Sellers pursuant to the Transaction Agreement or 33% of the Diluted Common Shares, the Sellers will be entitled to nominate the Seller Designees. For so long as the Sellers and their affiliates own in aggregate at least 75% of the shares of New R1 Common Stock issued to the Sellers pursuant to the Transaction Agreement or 33% of the Diluted Common Shares, (i) one Seller Designee shall be unaffiliated with New Mountain Capital, L.L.C. and (ii) two Seller Designees shall qualify as “independent” directors as defined in the listing standards of The Nasdaq Global Select Market and applicable law. For so long as the Sellers and their affiliates hold in the aggregate less than 75% of the shares of New R1 Common Stock issued to the Sellers pursuant to the Transaction Agreement or 33% of the Diluted Common Shares but the Sellers’ “Ownership Percentage” (as that term is defined in the Sellers’ Investor Rights Agreement) exceeds 10% of the Diluted Common Shares, then the Sellers will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Sellers’ Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Sellers will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of The Nasdaq Global Select Market (or other United States national securities exchange that New R1 Common Stock is listed upon, if any), New R1 will offer one Seller Designee (to be selected by the Sellers) an opportunity to, at the Sellers’ option, either sit on each regular committee of the New R1 Board or attend (but not vote) at the meetings of such committee as an observer.

The Sellers are subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until the later of (i) such time as the Sellers’s Ownership Percentage is less than 25% of the Diluted Common Shares and (ii) the third anniversary of the closing date.

For so long as the Sellers and their affiliates own in aggregate at least 75% of the shares of New R1 Common Stock issued to the Sellers pursuant to the Transaction Agreement or 25% of the Diluted Common Shares, the Sellers’ Investor Rights Agreement requires New R1 to obtain the approval of the Sellers before New R1 or any of its subsidiaries, as applicable, take any of the following actions:

•	amending or modifying New R1’s certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of New R1 Common Stock;

•	creating, authorizing or issuing any equity securities of New R1 or any of its subsidiaries that adversely impacts the rights of holders of New R1 Common Stock;

•

incurring indebtedness in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the indebtedness contemplated by the Financing Commitment and (ii) refinancings of existing indebtedness (including the indebtedness contemplated by the Financing Commitment));

•

selling, transferring or otherwise disposing of assets or businesses of New R1 or any of its subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

•

acquiring any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

•

making capital expenditures in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

•	approving the annual budget of New R1 and its subsidiaries;

•	hiring or terminating New R1’s chief executive officer;

•	appointing or removing the chairperson of the New R1 Board; and

•

making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

New R1 will pay directly or reimburse the Sellers for reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to the Sellers’ performance under the Sellers’ Investor Rights Agreement or otherwise relating to the management and oversight of the Sellers’ investment in New R1 (other than expenses related to filings solely in the Sellers’ capacity as shareholders of New R1), subject to a $100,000 per fiscal year cap.

Under the terms of the Sellers’ Investor Rights Agreement, for so long as there is at least one Seller Designee on the New R1 Board, the Sellers must cause all of their New R1 Common Stock entitled to vote at any meeting of New R1’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by New R1’s Nominating and Corporate Governance Committee and against the removal of any director nominated by New R1’s Nominating and Corporate Governance Committee. For so long as the Sellers have the right to nominate a director pursuant to the Sellers’ Investor Rights Agreement, New R1 will not amend or waive any provision of the A&R Investor Rights Agreement relating to the TCP-ASC’s agreement to vote its New R1 Common Stock.

The Sellers’ Investor Rights Agreement requires that if New R1 proposes to offer any equity or equity linked security to any person, then New R1 must first offer the Sellers the right to purchase a portion of such securities up to the Sellers’ Ownership Percentage. If the Sellers do not exercise this purchase right within 30 days of receiving notice of the proposed offering, then New R1 has 120 days to complete the offering on terms no more favorable than those offered to the Sellers.

The Sellers’ Investor Rights Agreement also prohibits New R1 from commencing any self tender offers for a period of 18 months following the date of the closing of the Transactions, unless (i) such tender offer(s) do not exceed $500,000,000 in the aggregate or (ii) such tender offer is approved by the New R1 Board, which majority must include at least two directors who are not TCP-ASC Designees and who qualify as “independent” directors as defined in the listing standards of The Nasdaq Global Select Market (or other United States national securities exchange that the New R1 stock is listed upon, if any); provided, that there be no more than two such approved tender offers.

In addition, subject to certain exceptions described therein, the Sellers’ Investor Rights Agreement prohibits the Sellers from, directly or indirectly selling, transferring, pledging, encumbering, assigning or otherwise disposing of any shares of New R1 Common Stock with New R1’s prior written consent for a period of eighteen months from the date of the closing of the Transactions, subject to certain exceptions, including the right to sell up to 20% of their shares pursuant to the exercise of their piggyback registration rights under the Registration Rights Agreement following the six-month anniversary of the date of the closing of the Transactions.

Description of the Voting Agreement

On January 9, 2022, R1, TCP-ASC and Cloudmed entered into the Voting Agreement, pursuant to which, among other things and subject to certain exceptions, TCP-ASC agreed until the Expiration Time (as defined below) to not transfer any Covered Shares, and to vote all Covered Shares (i) in favor of the Stock Issuance Proposal, (ii) in favor of the Transactions, (iii) in favor of any proposal to adjourn or postpone such meeting of R1 stockholders to a later date made in accordance with the Transaction Agreement, or (iv) against any proposal made in opposition to or in competition with the Stock Issuance Proposal and the other transactions contemplated by the Transaction Agreement (clauses (i) through (iv), the “Covered Proposals”). As of January 9, 2022, the shares of R1 Common Stock held by TCP-ASC represented approximately 50.1% of the total outstanding shares of R1 Common Stock.

Until the Expiration Time, at each and every meeting of R1’s stockholders (and at every adjournment or postponement thereof), TCP-ASC has agreed to appear or be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum. TCP-ASC has agreed to execute and deliver, within five business days of receipt, any proxy card or voting instructions it receives that is sent to stockholders of R1 soliciting proxies with respect to the Covered Proposals.

The Voting Agreement will terminate upon the earliest to occur of (a) the date on which the Stock Issuance Proposal is approved by stockholders of R1, (b) the date on which the Transaction Agreement is terminated in accordance with its terms, (c) the Effective Time (as defined in the Transaction Agreement) (the earliest to occur of clauses (a), (b) and (c), the “Expiration Time”) and (d) the entry, without the prior written consent of TCP-ASC, into any amendment to any provision of the Transaction that (A) results in a change in the consideration that would be payable to any holder of equity interests in R1 or changes the mix of the consideration that would be payable in respect of such equity interests or (B) is otherwise adverse in any material respect to TCP-ASC.

Description of the Credit Facilities Entered Into in Connection with the Transactions

Concurrently with the signing of the Transaction Agreement, R1 entered into the commitment letter dated as of January 9, 2022, as amended and restated by the Amended and Restated Incremental Commitment Letter, dated as of February 10, 2022 (and as further amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms thereof, the “Commitment Letter”), by and among R1, New R1, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc. Capital One, N.A., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, U.S. Bank National Association, KeyBank National Association, Keybanc Capital Markets Inc., PNC Bank, National Association, PNC Capital Markets LLC, Morgan Stanley Senior Funding, Inc., HSBC Bank USA, N.A., HSBC Securities (USA) Inc. and Fifth Third Bank, National Association. The Commitment Letter and the commitments contemplated thereby will terminate on August 5, 2022 (five (5) business days after the termination date with respect to the Transaction Agreement). The proceeds of the Incremental Term Loans will be used, together with R1’s cash on hand, to finance the Transactions (including related fees and expenses) Subject to certain amendments set forth in the Commitment Letter, the Incremental Term Loans will have terms generally consistent with those of R1’s existing term loans (the “Initial Term Loans”) under the Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified, the “Credit Agreement”), by and among R1, certain of its subsidiaries, Bank of America, N.A., as administrative agent, and the lenders named therein, including with respect to customary interest, maturity, amortization and prepayment provisions for an incremental term loan B facility, as set forth in the Commitment Letter.

The commitments set forth in the Commitment Letter are subject to customary conditions contained in the Commitment Letter, including the execution of definitive documentation and the consummation of the Transactions. The representations and warranties, affirmative and negative covenants, indemnity obligations and events of default set forth in the Credit Agreement will apply to the Incremental Loans. R1 will pay certain customary fees in connection with the Incremental Loans.

In addition, on January 9, 2022, R1 entered into a debt financing engagement letter with Barclays Bank PLC, JPMorgan Chase Bank, N.A., BofA Securities, Inc. Capital One, N.A., Wells Fargo Securities, LLC, U.S.

Bank National Association, Keybanc Capital Markets Inc., PNC Capital Markets LLC, Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and Fifth Third Bank, National Association to have the right to potentially embark on a best efforts process to obtain a senior secured incremental delayed-draw term B loan facility in an aggregate principal amount of up to approximately $500 million, the proceeds of which to be applied to, among other things, working capital, general corporate purposes, and other permitted purposes. There can be no assurances that such best efforts process will be launched and/or completed.

Background of the Transactions

As part of R1’s ongoing consideration and evaluation of its long-term strategic goals and plans, the R1 Board and R1 senior management regularly review and discuss R1’s operations and financial performance, business strategy and competitive position in the industry in which it operates. This review includes, among other matters, the evaluation and consideration of various strategic alternatives, including acquisitions, dispositions and other strategic transactions, as part of ongoing efforts to strengthen the overall business and enhance stockholder value. To assist with this review, R1, with the approval of the R1 Board, engaged Centerview Partners LLC (“Centerview”) in March 2019 to provide ongoing assistance with analysis and consideration of various strategic and financial alternatives that may be available to R1.

On August 20, 2021, Matthew Holt (Managing Director and President, Private Equity of New Mountain) spoke by telephone with Joseph Flanagan (President and Chief Executive Officer of R1) to discuss a possible strategic opportunity with a New Mountain portfolio company. Near the end of the call, Mr. Holt brought up that New Mountain was evaluating various strategic options for Cloudmed and as part of that discussion, Mr. Flanagan raised the possibility of exploring a potential strategic transaction with R1. No specific terms were discussed during this conversation.

On September 2, 2021, Mr. Flanagan and Mr. Holt spoke again by telephone regarding the possibility of a strategic transaction between R1 and Cloudmed. No specific terms were discussed at this time and Mr. Flanagan recommended to Mr. Holt that he engage in discussions with TowerBrook (in light of TowerBrook’s representation on the R1 Board and the fact that any potential transaction would require approval of TCP-ASC under the Original Investor Rights Agreement) given New Mountain’s level of interest.

On September 9, 2021, Mr. Holt and Ian Sacks (Managing Director of TowerBrook) spoke by telephone regarding the possibility of R1 acquiring Cloudmed. No specific terms were discussed at this time, but Messrs. Holt and Sacks agreed that it would be appropriate for R1 and Cloudmed to enter into a confidentiality agreement to continue discussions and share additional information about the respective businesses. Beginning on that date, R1 and Cloudmed negotiated a mutual confidentiality agreement, which was entered into on September 13, 2021.

On September 14, 2021, Mr. Flanagan, Mr. Sacks, Lee Rivas (Chief Executive Officer of the Cloudmed business) and Mr. Holt met in New York to discuss the possibility of R1 acquiring Cloudmed. No specific terms were discussed at this time.

On September 17, 2021, R1, TowerBrook and Centerview received from Cloudmed and New Mountain a confidential information memorandum concerning Cloudmed.

On September 23, 2021, New Mountain provided to representatives of R1 proposed high-level terms of a potential transaction pursuant to which R1 would acquire Cloudmed, which terms included a $5.0 billion enterprise valuation of Cloudmed assuming a $22.00 value per share of R1 Common Stock (resulting in implied ownership for Cloudmed equity holders of approximately 38% of the fully diluted equity of the combined company on a pro forma basis). Between September 23, 2021 and November 22, 2021, the parties and their respective financial advisors discussed terms of a potential transaction and exchanged preliminary due diligence information concerning the R1 and Cloudmed businesses, including financial information. During this period, management of R1 and Cloudmed held several diligence meetings to discuss their respective businesses.

On October 1, 2021, at a special meeting of the R1 Board held by video conference and attended by members of R1 management, Mr. Flanagan and other members of R1 management briefed the R1 Board on the initial discussions regarding the potential acquisition of Cloudmed. The R1 Board expressed its support for R1 continuing its discussion with Cloudmed and New Mountain and obtaining more information regarding Cloudmed and its business.

On October 8, 2021, Mr. Flanagan briefed the executive committee of the R1 Board, then comprised of Alex Mandl, Mr. Sacks and Anthony Speranzo, on updates with respect to the potential acquisition of Cloudmed.

On November 12, 2021, Messrs. Holt, Sacks and Flanagan met in person in New York at which time, based on initial due diligence findings, Mr. Flanagan presented an updated proposal that reflected a $4.250 billion enterprise value of Cloudmed assuming a $29.50 value per share of R1 Common Stock (resulting in implied ownership for Cloudmed equity holders of approximately 27% of the fully diluted equity of the combined company on a pro forma basis). The meeting ended without agreement on R1’s proposal.

On November 17, 2021, at a regularly scheduled meeting of the R1 Board held by video conference and attended by members of R1 management and representatives of TowerBrook, Centerview and Kirkland & Ellis LLP (“Kirkland”), legal counsel to R1, Mr. Flanagan and other members of R1 management briefed the R1 Board on the ongoing discussions regarding the potential acquisition of Cloudmed, including results of the preliminary due diligence review of Cloudmed, the potential valuation of Cloudmed and proposed high-level transaction terms discussed between the parties and their respective advisors. Representatives of Centerview then reviewed with the R1 Board Centerview’s preliminary financial analysis of the proposed transaction based on terms discussed between the parties. The R1 Board expressed its support for R1 continuing its discussions with Cloudmed and New Mountain and approved moving forward with a detailed due diligence investigation of Cloudmed (including engaging legal, accounting, tax and other advisors to conduct a due diligence review of Cloudmed) and submitting to Cloudmed and New Mountain a term sheet with the proposed transaction terms discussed with the R1 Board.

On November 23, 2021, at the request of R1, Centerview delivered to Barclays Capital Inc. (“Barclays”), Cloudmed’s financial advisor, a non-binding term sheet (on the terms approved by the R1 Board) setting forth proposed terms of a potential transaction pursuant to which R1 would acquire Cloudmed, which non-binding term sheet contemplated an all-stock transaction pursuant to which Cloudmed equityholders would receive shares of R1 Common Stock equal to 30% of the equity value of the combined company and certain board nomination and other governance rights for Cloudmed equityholders. Between November 23, 2021 and December 10, 2021, representatives of R1, TowerBrook, Cloudmed and New Mountain, along with their respective advisors, had further discussions and correspondence regarding the proposed terms and exchanged drafts of the term sheet.

On December 8, 2021, at a special meeting of the R1 Board held by video conference and attended by members of R1 management and representatives of TowerBrook, Centerview and Kirkland, Mr. Flanagan briefed the R1 Board on the ongoing discussions regarding the potential acquisition of Cloudmed, including the proposed terms set forth in the non-binding term sheet being negotiated between the parties. Representatives of Centerview then reviewed with the R1 Board Centerview’s preliminary financial analysis of the proposed transaction based on terms set forth in the non-binding term sheet. Following discussion, the R1 Board approved R1’s entry into a non-binding term sheet and an exclusivity agreement that would restrict Cloudmed and New Mountain from engaging in any discussions or entering into any agreement with any third party relating to any alternative acquisition proposal or transaction, in each case on terms consistent with those reviewed by the R1 Board. In approving R1’s entry into the non-binding term sheet and exclusivity agreement, the R1 Board considered, among other things, the benefits of alignment with Cloudmed and New Mountain on key transaction terms before spending additional time and resources on a potential transaction and the fact that the exclusivity agreement did not restrict R1’s ability to solicit, enter into or otherwise pursue alternative transactions.

Also on December 8, 2021, at the request of R1, Centerview delivered to Barclays an exclusivity agreement proposed to be entered into by and among R1, Cloudmed and New Mountain. On that date, Ropes & Gray LLP (“Ropes”), legal counsel to Cloudmed and New Mountain, delivered to Kirkland a preliminary proposed structure for the transaction, which structure included, among other things, a holding company reorganization of R1. Representatives of Ropes and Kirkland held a teleconference on the same day to review the proposed structure. After December 8, 2021, representatives of Kirkland, Ropes and the tax advisors to each of R1 and Cloudmed engaged in numerous discussions and correspondence relating to the structure of the proposed transaction.

On December 10, 2021, R1, Cloudmed and New Mountain entered into the non-binding term sheet and the exclusivity agreement. The term sheet contemplated, among other things, an all-stock transaction pursuant to which Cloudmed equityholders would receive shares of R1 Common Stock equal to 30.0% of R1’s fully-diluted equity on a pro forma basis, the entry into an investor rights agreement pursuant to which, among other things, the Cloudmed equityholders would (x) have the right to nominate three directors to the R1 Board, which nomination right would scale down as Cloudmed equityholders’ ownership of R1 decreased in a manner consistent with how TCP-ASC’s nomination rights scale down in the Original Investor Rights Agreement, (y) have the same special approval rights as TCP-ASC under the Original Investor Rights Agreement, and (z) be subject to an 18 month lock-up covenant with respect to the shares of R1 Common Stock received in the transaction, subject to certain exceptions. The exclusivity agreement prohibited Cloudmed and New Mountain from soliciting, or entering into any agreement with respect to, an alternative transaction until January 10, 2022, but did not impose any such restrictions on R1. Also on December 10, 2021, R1 entered into an addendum to the existing engagement letter with Centerview to formalize Centerview’s engagement as financial advisor to R1 in connection with a potential transaction between R1 and Cloudmed. The decision to engage Centerview as financial advisor was based on Centerview’s deep industry expertise, knowledge of R1, experience in a wide variety of transactions and absence of conflicts of interests, which was subsequently confirmed by delivery of Centerview’s relationships disclosure.

On December 12, 2021, R1 and Cloudmed each entered into a clean team agreement with the other, which agreements provided customary procedures for sharing sensitive due diligence information.

Between December 12, 2021 and January 9, 2022, each of R1, with the assistance of its advisors, on the one hand, and Cloudmed, with the assistance of its advisors, on the other hand, conducted an extensive due diligence investigation of the other, including exchanging information through data rooms and holding numerous due diligence teleconferences and video conferences covering business, financial, legal, accounting, tax and other areas of due diligence.

Between December 24, 2021 and January 9, 2022, the parties exchanged drafts of the Transaction Agreement (an initial draft of which was delivered by Kirkland to Ropes on December 29, 2021) and the other agreements and documents contemplated thereby, including (i) the Sellers’ Investor Rights Agreement (an initial draft of which was delivered by Ropes to Kirkland on December 24, 2021), (ii) the Registration Rights Agreement (an initial draft of which was delivered by Kirkland to Wachtell, Lipton, Rosen & Katz (“Wachtell”), legal counsel to TowerBrook, and Covington & Burling LLP (“Covington”), legal counsel to Ascension, on December 30, 2021 and to Ropes on January 2, 2022), (iii) the A&R Investor Rights Agreement (an initial draft of which was delivered by Wachtell and Covington to Kirkland on January 5, 2022 and delivered by Kirkland to Ropes on January 6, 2022), (iv) the Voting Agreement (an initial draft of which was delivered by Kirkland to Wachtell and Covington on January 4, 2022 and to Ropes on January 5, 2022), (v) the Cloudmed disclosure schedules (an initial draft of which was delivered by Ropes to Kirkland on January 5, 2022) and (vi) the R1 disclosure schedules (an initial draft of which was delivered by Kirkland to Ropes on January 7, 2022). During that period, the parties and their respective legal counsel and other advisors negotiated the Transaction Agreement and the related agreements and documents, including engaging in numerous discussions and correspondence relating to those documents.

On January 6, Kirkland delivered to JPMorgan Chase Bank, N.A. (“JPM”), Barclays and their counsel, Cahill Gordon & Reindel LLP (“Cahill”), initial drafts of the Commitment Letter and related documents. Between January 6, 2022 and January 9, 2022, R1 and Kirkland, on the one hand, and JPM, Barclays and Cahill, on the other hand, negotiated the Commitment Letter and related documents, including engaging in numerous discussions and correspondence relating to those documents.

On January 7, 2022, at a special meeting of the R1 Board held by video conference and attended by members of R1 management and representatives of TowerBrook, Centerview and Kirkland, Mr. Flanagan briefed the R1 Board on the status of the ongoing negotiations regarding the potential acquisition of Cloudmed. Mr. Flanagan and other members of R1 management also discussed the results of the due diligence investigation of Cloudmed and the opportunities and risks presented in connection with the proposed transaction and the related financing. Representatives of Centerview then reviewed with the R1 Board Centerview’s financial analysis of the proposed transaction. Representatives of Kirkland presented summaries of the structure of the proposed transaction (including the holding company reorganization of R1) and the terms of the Transaction Agreement and the related agreements and documents, including terms that remained subject to ongoing negotiation between the parties. Following discussion, the R1 Board instructed the R1 management team and R1’s advisors to present the final terms of the proposed transaction for review and consideration at a meeting to be held on January 9, 2022.

On January 9, 2022, the audit committee of the R1 Board held a special meeting by video conference to discuss related party transactions arising from the proposed acquisition of Cloudmed, in particular, the A&R Investor Rights Agreement and the Registration Rights Agreement. Mr. Mandl, then Chair of the audit committee, began the meeting by noting that R1’s Related Person Transaction Policy requires that the audit committee review and approve any “related person transaction” (as defined in the Related Person Transaction Policy). The audit committee then discussed the terms of the A&R Investor Rights Agreement and the Registration Rights Agreement. Following such discussion, the members of the audit committee unanimously approved the A&R Investor Rights Agreement and the Registration Rights Agreement.

On January 9, 2022, R1 held a special meeting of the R1 Board held by video conference and attended by members of R1 management and representatives of TowerBrook, Centerview and Kirkland. Prior to the meeting, the R1 Board had received copies of the Transaction Agreement and the related agreements and documents, as well as presentation materials prepared by representatives Centerview. Mr. Flanagan, representatives of TowerBrook and representatives of Kirkland briefed the R1 Board on the status of negotiations regarding the potential acquisition of Cloudmed, including updates since the January 7 board meeting and the proposed final terms of the Transaction Agreement and related agreements and documents. Sean Radcliffe, General Counsel of R1, reviewed the fiduciary duties of the directors. A representative of Centerview then reviewed Centerview’s financial analysis of the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement. After discussion among the directors and representatives of TowerBrook, Centerview and Kirkland, a representative of Centerview delivered its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement was fair, from a financial point of view, to R1. For a detailed discussion of Centerview’s opinion, see the section titled “Opinion of R1’s Financial Advisor” beginning of page 85 of this proxy statement/prospectus. Representatives of Kirkland then summarized the matters proposed to be approved by the R1 Board. After additional discussions of the proposed transaction and the matters summarized at the meeting, including consideration of the factors described below under the heading “Recommendation of the R1 Board; R1’s Reasons for the Transaction” beginning on page 82 of this proxy statement/prospectus, the R1 Board unanimously (i) determined that it is in the best interests of R1 and its stockholders, and declared it advisable, to enter into the Transaction Agreement and the other agreements and documents contemplated thereby, and to consummate the transactions contemplated thereby upon the terms and subject to the conditions set forth therein, (ii) approved the Transaction Agreement and the other agreements and documents contemplated thereby, the execution and delivery by R1 of the Transaction Agreement and the other agreements and documents contemplated thereby, and the performance by R1 of its covenants and other obligations thereunder, and (iii) resolved to recommend that the stockholders of R1 approve the issuance of New R1 Common Stock to the Sellers pursuant to the terms of the Transaction Agreement.

Overnight on January 9, 2022, the parties executed the Transaction Agreement (which included as exhibits the forms of the A&R Investor Rights Agreement, the Sellers’ Investor Rights Agreement and the Registration Rights Agreement), the Voting Agreement and the Commitment Letter.

Early in the morning on January 10, 2022, the parties issued a press release announcing the Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information present the combination of the historical consolidated financial statements of R1 and Cloudmed adjusted to give effect to the Contribution and the related financing transactions. All amounts presented within this section are presented in millions, except per share amounts, unless otherwise noted.

The unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with the historical consolidated financial statements of R1 and related notes that have been filed with the SEC, certain of which are incorporated by reference into this proxy statement/prospectus including the audited consolidated financial statements of R1 as of and for the fiscal year ended December 31, 2021, and the related notes included in R1’s Annual Report on Form 10-K for the year ended December 31, 2021 and the historical consolidated financial statements of Revint Holdings, LLC and related notes, including the audited consolidated financial statements of Revint Holdings, LLC for the fiscal year ended December 31, 2021 included in this proxy statement/prospectus. No activity exists outside of Revint Holdings, LLC which would materially impact the unaudited pro forma condensed combined financial information below.

The unaudited pro forma condensed combined financial information has been prepared for illustrative and informational purposes only. The pro forma financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the Contribution been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

The historical consolidated financial statements of Revint Holdings, LLC have been adjusted as shown in the notes to the unaudited pro forma condensed combined financial information by R1 management to reflect certain reclassifications to conform with current financial statement presentation. The transaction accounting adjustments are preliminary, based upon available information and made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary unaudited estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the future results of operations and financial position of the combined company.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021 ($ in millions)

	Historical
	R1	Revint Holdings, LLC as Reclassified(1)	Transaction Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Cash and cash equivalents	$130.1	$18.8	$(966.0)	5a	$1,019.0	5k	$201.9
Accounts receivable, net	157.4	76.3	—		—		233.7
Current portion of contract assets	—	30.4	—		—		30.4
Prepaid expenses and other current assets	77.2	8.9	(3.4)	5b	—		82.7

Total current assets	364.7	134.4	(969.4)		1,019.0		548.7
Property, equipment and software, net	94.7	28.0	(22.5)	5d	—		100.2
Operating lease right-of-use assets	48.9	—	24.3	5c	—		73.2
Non-current portion of contract assets	—	23.0	—		—		23.0
Intangible assets, net	265.4	482.1	1,109.1	5d	—		1,856.6
Goodwill	554.7	624.3	1,958.4	5e	—		3,137.4
Non-current deferred tax assets	51.8	—	(51.8)	5f	—		—
Other assets	69.1	1.8	(1.4)	5g	0.8	5k	70.3

Total assets	$1,449.3	$1,293.6	$2,046.7		$1,019.8		$5,809.4

Liabilities
Accounts payable	17.7	1.4	—		—		19.1
Current portion of customer liabilities	49.4	1.1	—		—		50.5
Accrued compensation and benefits	97.0	32.4	(4.3)	5i	—		125.1
Current portion of operating lease liabilities	13.5	—	6.0	5c	—		19.5
Current portion of long-term debt	17.5	8.8	(8.8)	5h	22.8	5k	40.3
Accrued expenses and other current liabilities	59.1	16.0	1.0	5i	—		76.1

Total current liabilities	254.2	59.7	(6.1)		22.8		330.6
Non-current portion of customer liabilities	18.7	2.6	—		—		21.3
Non-current portion of operating lease liabilities	53.4	—	22.3	5c	—		75.7
Non-current deferred tax liabilities	—	24.1	137.1	5f	—		161.2
Long-term debt	754.9	828.2	(828.2)	5h	997.0	5k	1,751.9
Other non-current liabilities	21.4	11.2	(4.4)	5i	—		28.2

Total liabilities	$1,102.6	$925.8	$(679.3)		$1,019.8		$2,368.9

Stockholders’ equity
Common stock	3.0	—	1.4	5j	—		4.4
Additional paid-in capital	628.5	478.4	2,662.0	5j	—		3,768.9
Accumulated deficit	(64.3)	(110.6)	62.6	5j	—		(112.3)
Accumulated other comprehensive loss	(5.3)	—	—		—		(5.3)
Treasury stock	(215.2)	—	—		—		(215.2)

Total stockholders’ equity	346.7	367.8	2,726.0		—		3,440.5

Total liabilities and stockholders’ equity	$1,449.3	$1,293.6	$2,046.7		$1,019.8		$5,809.4

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

(1)	The pro forma financial statements are presented in millions instead of thousands, and as such, amounts reported in the audited financials may differ due to rounding.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year ended December 31, 2021 ($ in millions, except share information)

	Historical
	R1	Revint Holdings, LLC as Reclassified	Transaction Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined
Net services revenue	$1,474.6	$331.4	$—		$—		$1,806.0
Operating expenses
Costs of services	1,162.8	196.8	113.7	6a	—		1,473.3
Selling, general and administrative expense	120.0	49.9	(3.6)	6a	—		166.3
Other expenses	46.1	73.2	48.0	6b	—		167.3

Total operating expenses	1,328.9	319.9	158.1		—		1,806.9

Income (loss) from operations	145.7	11.5	(158.1)		—		(0.9)
Net interest expense	(18.9)	(43.4)	43.4	6d	(30.0)	6d	(48.9)

Income (loss) before income taxes	126.8	(31.9)	(114.7)		(30.0)		(49.8)
Income tax provision (benefit)	29.6	(0.7)	(33.0)	6c	(7.5)	6c	(11.6)

Net income (loss)	$97.2	$(31.2)	$(81.7)		$(22.5)		$(38.2)
Adjustments for preferred stock dividends	(592.3)	—	—		—		(592.3)

Net income (loss) available to common shareholders	$(495.1)	$(31.2)	$(81.7)		$(22.5)		$(630.5)

Net income (loss) per common share (Note 7)
Basic	$(1.86)						$(1.57)
Diluted	$(1.86)						$(1.57)

Weighted average shares outstanding
Basic	266,183,565						401,728,887
Diluted	266,183,565						401,728,887

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation

The accompanying pro forma financial information was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. As the acquirer, R1 has estimated the fair value of Cloudmed’s assets acquired and liabilities assumed and conformed the accounting policies of Cloudmed to its own accounting policies. Further review of Cloudmed’s detailed accounting policies following the consummation of the Contribution may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company.

The acquisition method of accounting uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements and Disclosures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The allocation of the estimated consideration is preliminary, pending finalization of various estimates and analyses. Since these unaudited pro forma financial statements have been prepared based on preliminary estimates of consideration and fair values attributable to the Contribution, the actual amounts eventually recorded for the Contribution, including Goodwill, may differ materially from the information presented in the unaudited pro forma condensed combined financial information.

Under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total transaction costs in connection with the Contribution are estimated to be approximately $50.4 million. These anticipated combination related transaction costs incurred by R1, of which $48.0 million are not included in the historical financials as they had not yet been incurred, are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to cash and accrued liabilities, and in the unaudited pro forma condensed combined income statement as an increase to other expenses.

Further, the unaudited pro forma financial statements do not reflect the following items:

•	Restructuring or integration activities that have yet to be determined or other transaction costs;

•	The impact of possible cost or growth synergies expected to be achieved by the combined company, as no assurance can be made that such cost or growth synergies will be achieved.

The unaudited pro forma combined balance sheet has been prepared to reflect the Contribution as if it had occurred on December 31, 2021. The unaudited pro forma combined statement of operations has been prepared to reflect the Contribution as if it had occurred on January 1, 2021. The unaudited pro forma combined balance sheet as of December 31, 2021 and the unaudited pro forma combined statement of operations for the year ended December 31, 2021 were prepared utilizing R1 and Revint Holdings, LLC’s historical consolidated balance sheets as of December 31, 2021 and consolidated statements of operations for the year ended December 31, 2021.

2. Preliminary Consideration

The preliminary consideration is calculated as follows (in millions except share and per share amounts):

Shares of R1 common stock to be issued	135,545,322
R1 closing price as of April 1, 2022	$26.69

Total stock consideration	$3,617.7
Fair value discount factor (13.5%) for lock-up covenant	86.5%

Estimated stock consideration to be transferred	$3,129.3

Fair value of R1 RSUs issued in exchange for unvested Cloudmed Restricted Units	$12.5
Estimate of equity consideration expected to be transferred	$3,141.8
Estimated cash consideration	$913.4

Estimate of total consideration expected to be transferred	$4,055.2

The preliminary value of the consideration does not purport to represent the actual value of the total consideration that will be transferred when the acquisition is complete. The fair value of the equity securities comprising the consideration will be measured on the closing date of the Contribution at the then-current market price per share of R1 Common Stock. This requirement will likely result in a difference from $26.69 per share on, April 1, 2022, assumed in the calculation, and that difference may be material. For example, an increase or decrease of 15% in the price of R1 Common Stock on the closing date of the Contribution from the price of R1 Common Stock assumed in these unaudited pro forma financial statements would change the value of the preliminary consideration by approximately $469.4 million, which would be reflected as a corresponding increase or decrease to Goodwill. Based on historical volatility, a 15% change in the per share price of R1 Common Stock is reasonably possible during the period between the date of this proxy statement/prospectus and the expected closing date of the Transactions as prices have fluctuated from $19.42 to $27.73 for the last six-month period.

The preliminary estimate of the fair value of share-based compensation awards relates to certain unvested Cloudmed restricted units that will be replaced with R1 Restricted Stock Units (“RSUs”). The R1 awards will generally have a continued time-based vesting schedule in line with historic Cloudmed awards, resulting in an estimated $12.5 million allocated pre-combination expense, treated as part of total consideration, with the remaining $25.8 million being recognized in post combination periods. Our preliminary estimates of fair value are based upon preliminary assumptions that are subject to further refinement as additional information is obtained.

3. Estimated Preliminary Purchase Price Allocation

R1 has performed a preliminary valuation analysis of the fair market value of Cloudmed’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

Total purchase consideration	$4,055.2

Assets acquired:
Cash and cash equivalents	$18.8
Accounts receivable	76.3
Property and equipment	5.5
Operating lease right-of-use assets	24.3
Contract assets	53.4
Intangible assets (see note 5d)	1,591.2
Other assets	5.9

Total identifiable assets	$1,775.4
Liabilities assumed:
Accounts payable	$1.4
Customer liabilities	3.7
Accrued compensation and benefits	28.1
Operating lease liabilities	28.3
Accrued expenses and other liabilities	28.4
Deferred income taxes	213.0

Total liabilities assumed	$302.9

Total pro forma goodwill	$2,582.7

4. Reclassification adjustments

The unaudited pro forma condensed combined financial statements have been adjusted to reflect certain reclassifications of Revint Holdings, LLC’s financial statements to conform to R1’s financial statement presentation.

Financial information presented in the “Revint Holdings, LLC as reclassified” column in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 has been reclassified to conform to the presentation of R1 as indicated in the table below:

Presentation in Revint Holdings, LLC’s historical consolidated balance sheet	Presentation in unaudited pro forma condensed combined balance sheet	As of December 31, 2021
Other intangible assets, net	Property, equipment and software, net	$22.5
	Intangible assets, net	482.1
Deferred revenue, current portion	Current portion of customer liabilities	1.1
Earn-out liabilities, current portion	Accrued expenses and other current liabilities	3.0
Deferred revenue, net of current portion	Non-current portion of customer liabilities	2.6
Earn-out liabilities, net of current portion	Other non-current liabilities	5.7
Members interest (class A-P)	Additional paid-in capital	478.4

Financial information presented in the “Revint Holdings, LLC as reclassified” column in the unaudited pro forma condensed combined statement of operations year ended December 31, 2021 has been reclassified to conform to the presentation of R1 as indicated in the table below:

Presentation in Revint Holdings, LLC’s historical consolidated statement of operations	Presentation in unaudited pro forma condensed combined statement of operations	Year ended December 31, 2021
Cost of services	Cost of services	$155.1
	Other	3.0
Selling, general and administrative	Selling, general and administrative	46.2
	Other	42.4
Depreciation and amortization	Cost of services	41.2
	Selling, general and administrative	3.6
Transaction expenses	Other	18.8
Net (gain) loss related to earn-out liabilities	Other	9.0
	Cost of services	0.5
Other	Selling, general and administrative	0.1
	Income tax provision (benefit)	1.1

5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet.

(a)

Reflects the estimated cash paid in conjunction with the Transactions of $966.0 million, including (i) cash paid for Cloudmed’s preexisting indebtedness, (ii) Cloudmed’s cash retention bonuses, which become payable upon change of control, and (iii) the estimated transaction-related costs associated with the Contribution to be paid by R1 of approximately $50.4 million, which includes fees paid to financial, legal and accounting advisors, among others. Contribution related fees are not included as a component of consideration transferred but are expensed as incurred.

(b)	Represents the removal of prepaid commissions since R1 will not obtain a probable future economic benefit from the asset.

(c)	Represents the adoption of ASC Topic 842, Leases.

(d)

Represents the removal of Cloudmed’s internally developed software and adjustment of historical and newly created intangible assets acquired by R1 to their estimated fair values. As part of the preliminary valuation analysis, R1 identified intangible assets, including technology and customer relationships. Since all information required to perform a detailed valuation analysis of Cloudmed’s intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma condensed combined financial statements, R1 used certain assumptions based upon publicly available transaction data for the industry. The fair value of the intangible assets and the estimated remaining useful lives may differ materially from this preliminary determination as R1 completes the analysis of the fair value of assets acquired and liabilities assumed. The following table summarizes the estimated fair values of Cloudmed’s identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization:

	Estimated useful life (in years)	Preliminary Fair Value
Technology	10	$895.1
Customer relationships	12	696.1

Total acquired intangible assets		$1,591.2

Less: Cloudmed historical intangible assets, net		482.1

Pro forma adjustment		$1,109.1

(e)

Reflects the excess of the preliminary consideration over the preliminary fair value of Cloudmed’s assets acquired and liabilities assumed, as shown in Note 3. The actual amount of goodwill will depend upon the final determination of the fair value of the assets acquired and liabilities assumed and may differ materially from this preliminary determination. Additional goodwill generated from the Transactions above Cloudmed’s historic goodwill is not expected to be deductible for tax purposes.

(f)

Represents the preliminary adjustment to deferred tax liabilities primarily associated with the pro forma fair value adjustments for intangible assets based on an estimated combined statutory tax rate of 25.0%. This estimate of deferred income tax balances is preliminary and subject to change based on management’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction. The historic R1 non-current deferred tax assets have been reclassified to net against the pro forma non-current deferred tax liabilities.

(g)	Represents the write-off of deferred debt issuance costs related to Cloudmed’s revolving credit facility, which will be repaid upon closing of the Contribution.

(h)

Represents the repayment of Cloudmed’s pre-existing credit facility that will be settled in conjunction with the close of the acquisition using the proceeds from the issuance of $1.0 billion in expected new debt financing, and corresponding write-off of deferred debt issuance costs.

(i)

Represents the elimination of $5.6 million related to Cloudmed’s accrued straight-line rent liability upon adoption of ASC Topic 842, Leases and approximately $2.0 million of accrued transaction costs for R1. Additionally, includes an increase of $4.5 million related to earn-out liabilities associated with prior Cloudmed acquisitions with performance metrics triggered upon a change in control and a decrease of $4.3 million related to the payment of Cloudmed’s cash retention bonuses, which become payable upon change of control.

(j)	The following table summarizes the transaction accounting adjustments impacting equity:

	Adjustments to historical equity	New Equity Structure	Other Items	Transaction Accounting Adjustments
Common stock	$—	$1.4	$—	$1.4
Additional paid-in capital	(478.4)	3,140.4	—	2,662.0
Accumulated deficit	110.6	—	(48.0)	62.6

Total stockholders’ equity	$(367.8)	$3,141.8	$(48.0)	$2,726.0

Adjustments to Historical Equity: Represents the elimination of Cloudmed’s historical equity.

New Equity Structure: Represents the allocation of the preliminary stock consideration of $3,141.8 million to common stock, par value of $.01 ($1.4 million) and additional paid-in-capital ($3,140.4 million) based on the price as of April 1, 2022.

Other Items: Represents the impact of the transaction costs, which is discussed within 5(a).

(k)

In conjunction with the acquisition of Cloudmed, R1 expects to incur approximately $1.04 billion in new debt financing in the form of an increase to our term loan A facility of $500.0 million (“Incremental Term Loan A”) and an incremental term loan B facility in the amount of $540.0 million (“Incremental Term Loan B”), which will be used to settle and extinguish Cloudmed’s pre-existing credit facility as noted in 5(h) and fund other costs associated with the acquisition. Additionally, R1 expects to increase its borrowing capacity under our revolving credit facility from $450.0 million to $600.0 million. This also includes $21.0 million in estimated debt issuance costs/original issue discount, of which $0.8 million was allocated to other assets as it relates to the revolving credit facility. The original issue discount may vary based on the current market and the final allocation of debt between the term loan A and term loan B.

6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined statement of operations.

(a)	Includes adjustment to estimated depreciation and amortization expense related to the preliminary fair value assigned to acquired property, equipment and software and intangible assets:

	Cost of Services	Selling, General, & Administrative	Total
Property, equipment and software	$0.7	$—	$0.7
Intangibles	147.5	—	147.5
Less: historical depreciation and amortization expense	(41.2)	(3.6)	(44.8)

Net adjustment	$107.0	$(3.6)	$103.4

For further details on intangible assets acquired, refer to Note 5(d).

Additionally, includes an adjustment of $6.7 million for share-based awards which represents the difference between Cloudmed’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement awards to be issued in connection with the acquisition.

(b)

Represents transaction-related costs anticipated to be incurred related to the Contribution, including bank fees, legal fees, consulting fees, and other transaction expenses. These costs will not affect R1’s statement of income beyond twelve months from the acquisition date.

(c)	Reflects pro forma income tax adjustments based on the estimated combined statutory tax rate of 25.0%.

(d)

Reflects the additional interest expense related to the new debt financing of $1.0 billion with floating interest rates of 2.15% and 2.90% for the Incremental Term Loan A and Incremental Term Loan B facilities, respectively:

Pro forma interest expense on additional debt financing	$26.5
Amortization of original issue discount and new debt issuance costs	$3.5

Total pro forma interest expense on new debt	$30.0
Elimination of Cloudmed historical interest expense	$(43.4)

Total pro forma adjustments to interest expense	$(13.4)

A one-eighth percentage increase or decrease in the interest rates would result in a change in pro forma interest expense of approximately $1.3 million.

7. R1 Earnings Per Share Information

The following table shows R1’s calculation of pro forma combined basic and diluted earnings per share for the year ended December 31, 2021 (in millions, except share and per share data):

Year Ended December 31, 2021
Net income (loss)	$(38.2)
Less dividends on preferred shares(1)	(592.3)

Net income (loss) attributable to common shareholders	(630.5)

Basic weighted-average common shares outstanding	266,183,565
Shares of R1 common stock to be issued	135,545,322

Pro forma weighted average shares outstanding	401,728,887
Dilutive effect of securities	—

Pro forma diluted weighted average shares outstanding	401,728,887

Pro forma basic net income (loss) per share	$(1.57)
Pro forma diluted net income (loss) per share	$(1.57)

(1)

On January 15, 2021 TCP-ASC converted all of its 294,266 shares (the “Preferred Shares”) of Preferred Stock into 117,706,400 shares of common stock of R1 into which the Preferred Shares were convertible pursuant to the Certificate of Designation of the Preferred Stock, and, in consideration therefor, R1 (i) issued 21,582,800 additional shares of common stock to TCP-ASC, and (ii) paid TCP-ASC $105.0 million in cash. The consideration paid to induce the conversion was recorded as a dividend of $592.3 million and reduced income available to common shareholders in our earnings per share calculation.

RECOMMENDATION OF THE R1 BOARD; R1’S REASONS FOR THE TRANSACTIONS

On January 9, 2022, the R1 Board unanimously approved the Transaction Agreement and the issuance of shares of New R1 Common Stock to the Sellers in connection with the Contribution and determined that the Transaction Agreement and the Transactions contemplated thereby, including the Holding Company Reorganization, the Contribution and the issuance of shares of New R1 Common Stock to the Sellers pursuant to the Contribution are advisable and in the best interests of R1 and its stockholders. In addition, on February 22, 2022, the R1 Board unanimously approved the amendment of R1’s certificate of incorporation to increase the number of authorized shares issuable thereunder. In each case, the R1 Board considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of R1 and Cloudmed and certain anticipated effects of the transactions on the combined company.

In making its determination, the R1 Board considered a number of factors, including the following (not necessarily in order of relative importance):

•

the R1 Board’s belief that the Transactions will enhance R1’s position as the strategic revenue partner for healthcare providers in the United States by creating a best-in-class platform with market-leading capabilities;

•	the R1 Board’s belief that the Transactions add revenue intelligence and automation capabilities supported by decades of coding, charging, and reimbursement expertise;

•	the R1 Board’s belief that the Transactions will accelerate R1’s growth by unlocking more of its target addressable market across both the end-to-end and modular channels;

•	the R1 Board’s expectation that the Transactions will drive data innovation by leveraging Cloudmed’s rich dataset and rules engine to deliver technological scale advantages to R1 and its customers;

•	the R1 Board’s belief that the Transactions will complement and enhance R1’s ability to drive improved financial outcomes for customers;

•	the R1 Board’s view that the Transactions will accelerate R1’s efforts to build the most scalable, flexible and integrated platform for the revenue cycle and consumer engagement in healthcare;

•

the R1 Board’s expectation that the Transactions will yield approximately $85 million in cost savings from efficiencies realized by 2025 through the combination of the businesses, and to be accretive to earnings before the impact of purchase accounting in the first full fiscal year after the closing of the Transactions;

•	the R1 Board’s understanding of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of R1 and Cloudmed;

•

the R1 Board’s expectation that, upon completion of the Transactions, current R1 stockholders will continue to own approximately 70% of the outstanding shares of New R1 Common Stock on a fully diluted basis;

•

the fact that the Sellers will be ongoing owners in the combined company and will have an 18-month lockup (subject to early release with respect to up to 20% of the shares issued to the Sellers after 6 months in certain limited circumstances);

•	the historical and then-current trading prices and volumes of the shares of R1 Common Stock;

•

the opinion of Centerview rendered to the R1 Board on January 9, 2022, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement was fair, from a financial point of view, to R1, as more fully described below under the caption “Opinion of R1’s Financial Advisor”;

•

the terms of the credit facilities to be entered into in connection with the Transactions and the likelihood that the necessary financing will be obtained given the financing commitments obtained pursuant to the Commitment Letter;

•	the result of R1’s due diligence investigation of Cloudmed and the reputation, business practices and experience of Cloudmed and its management;

•

that Mr. Rivas agreed to serve as President of New R1 and that the retention of Cloudmed employees would be beneficial in supporting the growth and opportunity for the combined company, which the R1 Board determined would be beneficial to R1’s ability to effectively drive long-term value from the Contribution; and

•	other terms of the Transaction Agreement.

The R1 Board also considered a number of uncertainties and risks in its deliberations concerning the Transactions, including the following (not necessarily in order of relative importance):

•

the fact that because the market value of R1 Common Stock is volatile and subject to change, R1 cannot be certain of the market value of the Contribution consideration until completion of the Contribution;

•	the ownership dilution to current R1 stockholders as a result of the issuance of shares of New R1 Common Stock to the Sellers pursuant to the Contribution;

•

the potential length and uncertainty of the regulatory clearance process and, consequently, the period during which R1 will be subject to the operating restrictions in the Transaction Agreement, which among other things could delay or prevent R1 from undertaking certain business opportunities that R1 would otherwise undertake absent the pending completion of the Transactions;

•	R1’s commitments to take certain actions and agree to certain conditions in order to obtain required regulatory clearances;

•	the risk that the required regulatory clearances for the completion of the Transactions may not be obtained and the Transactions may not be consummated;

•

the risk that governmental entities may impose conditions on the combined company that may adversely affect the ability of the combined company to realize the expected benefits of the Transactions, including requirements to divest businesses or assets or agree to restrictions on the operation of the combined company;

•	the risk that the expected synergies may not be realized or may not be captured to the extent and within the time expected;

•

the provisions of the Transaction Agreement that restrict R1’s ability to solicit or participate in discussions or negotiations regarding acquisition proposals, subject to certain exceptions, and that require R1 to give Cloudmed the opportunity to propose revisions to the terms of the transactions contemplated by the Transaction Agreement prior to the R1 Board’s ability to change its recommendation;

•

the fact that, even if the R1 Board changes its recommendation to stockholders, R1 does not have the right to terminate the Transaction Agreement and R1 is required by the Transaction Agreement to present the Share Issuance Proposal to stockholders for approval at a meeting of stockholders;

•

the provisions of the Voting Agreement that require TCP-ASC to vote in favor of the Stock Issuance Proposal even if the R1 Board changes its recommendation, which means the Stock Issuance Proposal is expected (based on TCP-ASC’s ownership of R1 Common Stock) to be approved;

•	the significant costs incurred by R1 in connection with entering into the Transaction Agreement and the substantial time and effort of R1’s management required to complete the Transactions, which may disrupt R1’s business operations and divert management’s time and attention from operating the business;

•

the risks and challenges inherent in the combination of two businesses of the size, scope and complexity of R1 and Cloudmed, including the potential for unforeseen difficulties in integrating operations and systems and difficulties integrating employees;

•	the risk that R1 and Cloudmed may be unable to retain key employees;

•

the potential effect on R1’s business and relations with vendors, partners, customers and other stakeholders as a result of the announcement of the Transactions and the uncertainty regarding whether or not the Transactions will be completed;

•	the risk that Cloudmed may not be able to maintain or renew certain material contracts and relationships on favorable terms or at all;

•

the fact that R1 will have higher leverage following the Transactions due to the new indebtedness that R1 expects to incur in order to repay Cloudmed’s existing credit facility, which could have adverse consequences to R1’s business and financial position or its ability to pursue acquisition opportunities following the Transactions;

•	the fact that, despite the efforts of R1 and Cloudmed, and even if the Transactions are approved by R1’s stockholders, the Transactions may not be completed or may be delayed; and

•

various other risks associated with the Transactions and the business of R1, Cloudmed and the combined company described in the section titled “Risk Factors” beginning on page 25 of this proxy statement/prospectus.

The R1 Board determined that, overall, these potential risks and uncertainties were outweighed by the benefits that the R1 Board expects to achieve as a result of the Transactions. The R1 Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion of the information and factors that the R1 Board considered is not intended to be exhaustive, but is meant to include the material factors relating to the Transactions that the R1 Board considered. In view of the complexity and wide variety of factors that the R1 Board considered, the R1 Board did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the R1 Board may have given different weights to different factors.

The foregoing description of R1’s consideration of the factors relating to the Transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section titled “Forward-Looking Statements” beginning on page 57 of this proxy statement/prospectus.

ACCORDINGLY, THE R1 BOARD UNANIMOUSLY RECOMMENDS THAT R1 STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE 2022 R1 ANNUAL MEETING TO APPROVE THE STOCK ISSUANCE PROPOSAL.

OPINION OF R1’S FINANCIAL ADVISOR

On January 9, 2022, Centerview rendered to the R1 Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement was fair, from a financial point of view, to R1.

The full text of Centerview’s written opinion, dated January 9, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex F and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex F. Centerview’s financial advisory services and opinion were provided for the information and assistance of the R1 Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to R1 of the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Transaction Agreement. Centerview’s opinion did not address any other term or aspect of the Transaction Agreement or the Transactions and does not constitute a recommendation to any stockholder of R1 or any other person as to how such stockholder or other person should vote with respect to the issuance of the Consideration or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Transaction Agreement dated January 9, 2022 (“Draft Transaction Agreement”);

•	a draft of the Commitment Letter dated January 9, 2022 (“Draft Financing Commitment”);

•	audited consolidated financial statements of Revint Intermediate II, LLC for the fiscal years ended December 31, 2020 and December 31, 2019 furnished to Centerview by the Sellers;

•	unaudited consolidated financial statements of Revint Intermediate II, LLC for the nine-month period ended September 30, 2021 furnished to Centerview by the Sellers;

•	Annual Reports on Form 10-K of R1 for the years ended December 31, 2020, 2019 and 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of R1;

•	certain publicly available research analyst reports for R1;

•	certain other communications from R1 to its stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Cloudmed prepared by management of Cloudmed and furnished to Centerview by R1 for purposes of Centerview’s analysis (collectively, the “Cloudmed Internal Data”);

•

certain financial forecasts, analyses and projections relating to Cloudmed provided by management of Cloudmed as adjusted by management of R1 and furnished to Centerview by R1 for purposes of Centerview’s analysis (collectively, the “R1 Management Forecasts for Cloudmed”);

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of R1, including certain financial forecasts, analyses and projections relating to R1 prepared by management of R1 and furnished to Centerview by R1 for purposes of its analysis (the “R1 Forecasts” and collectively, the “R1 Internal Data”); and

•

certain cost savings and operating synergies projected by the management of R1 (with the assistance of the management of Cloudmed) to result from the Transactions and furnished to Centerview by R1 for purposes of Centerview’s analysis, (the “Synergies”).

Centerview also participated in discussions with members of the senior management and representatives of R1 and Cloudmed regarding their assessment of the Cloudmed Internal Data, the R1 Management Forecasts for Cloudmed and R1 Internal Data (including R1 Forecasts) and the Synergies, as appropriate, and Centerview conducted discussions with members of the senior management of R1 regarding the strategic rationale for the Transactions. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for R1 and certain financial data for Cloudmed and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with R1’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at R1’s direction, that the Cloudmed Internal Data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cloudmed as to the matters covered thereby and that R1 Internal Data (including, without limitation, R1 Forecasts), the R1 Management Forecasts for Cloudmed and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of R1 as to the matters covered thereby, and Centerview relied, at R1’s direction, on the Cloudmed Internal Data, the R1 Management Forecasts for Cloudmed, R1 Internal Data (including R1 Forecasts) and the Synergies for purposes of its analysis and opinion. Centerview expressed no view or opinion as to the Cloudmed Internal Data, the R1 Management Forecasts for Cloudmed, R1 Internal Data (including R1 Forecasts) or the Synergies or the assumptions on which they were based. In addition, at R1’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of R1 or Cloudmed, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of R1 or Cloudmed. Centerview assumed, at R1’s direction, that (i) the final executed Transaction Agreement and Financing Commitment (as defined in the Transaction Agreement) would not differ in any respect material to Centerview’s analysis or opinion from the Draft Transaction Agreement and Draft Financing Commitment, respectively, reviewed by Centerview, (ii) the representations and warranties made by R1, Cloudmed and the Sellers in the Transaction Agreement and related agreements were and would be true and correct in all respects material to Centerview’s analysis, and (iii) there would be no adjustments to the Consideration pursuant to the Transaction Agreement that would be material to Centerview’s analysis or opinion, and (iv) that the debt financing to be incurred by R1 or New R1 in connection with the Transactions would be obtained on terms no less favorable to R1 or New R1, as applicable, than the terms set forth in the Financing Commitment. Centerview also assumed, at R1’s direction, that the Transactions would be consummated on the terms set forth in the Transaction Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, would be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview also assumed that the Transactions would have the tax consequences described in discussions with, and materials furnished to Centerview by, representatives of R1. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of R1, Cloudmed, New R1, the Sellers or any other person, or the ability of R1 or such other person to pay its respective obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, R1’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to R1 or in which R1 might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to R1 of the Consideration to be paid for the equity interests in Cloudmed Parent pursuant to the Agreement. Centerview was not asked to, nor did Centerview express any view on, and its opinion did not address, any other term or aspect of the Transaction Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, any ongoing obligations of R1, any allocation of the Consideration, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any class of securities, creditors or other constituencies of R1 or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of R1, Cloudmed, the Sellers or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid pursuant to the Agreement or otherwise. Centerview’s opinion relates to the relative values of R1 and Cloudmed. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. Centerview also expressed no view or opinion as to any consequence that may result from the Transactions, including as to the price at which any securities of R1 or New R1 (including the shares comprising the Consideration) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transactions. Centerview’s opinion does not constitute a recommendation to any stockholder of R1 or any other person as to how such stockholder or other person should vote with respect to issuance of the Consideration or otherwise act with respect to the Transactions or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the R1 Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the R1 Board in connection with Centerview’s opinion, dated January 9, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of R1. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of R1, Cloudmed or any other parties to the Transactions. None of R1, New R1, R1 Merger Sub, Cloudmed, Sellers or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of R1 or Cloudmed do not purport to be appraisals or reflect the prices at which R1 or Cloudmed may actually be sold.

Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 7, 2022 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

For purposes of the financial analyses described below, the term adjusted EBITDA, as it applies to R1 and Cloudmed, means earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, further adjusted to exclude certain expenses and transactions that R1 believes are not representative of core operations, namely, certain one-time compensation and transaction related expenses, stock-based compensation, professional fees paid to third party advisors, non-recurring recruiting and training expenses as well as changes associated with liabilities resulting from compensation agreements established during prior mergers and acquisitions at Cloudmed. Further, pro forma adjustments were then included for payments made in connection with earnouts and retention payments paid to employees as part of agreements executed in connection with prior mergers and acquisitions at Cloudmed.

Selected Public Comparable Companies Analysis:

Centerview performed separate selected public comparable companies analyses of R1 and Cloudmed in which Centerview reviewed and compared financial and operating data relating to R1, Cloudmed and the selected publicly traded companies listed below.

R1. In performing a selected public comparable companies analysis of R1, Centerview reviewed and analyzed certain financial information, ratios and multiples, including EV/2022E Adj. EBITDA (as described below), for the below listed publicly traded companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to R1 (collectively, the “R1 selected companies”):

R1 selected companies	EV/2022E Adj. EBITDA
Allscripts Healthcare Solutions, Inc.	7.7x
Computer Programs and Systems, Inc. (CPSI)	9.7x
Evolent Health Inc.	28.3x
HealthEquity, Inc.	18.3x
NextGen Healthcare, Inc.	11.3x
Phreesia, Inc.	n.m.
Premier Inc.	10.1x
Signify Health Inc.	14.3x
Tabula Rasa Healthcare, Inc.	26.5x

Although none of the selected companies is directly comparable to R1, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analyses, may be considered similar to those of R1. Because none of the selected companies is exactly the same as R1, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public comparable companies analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of R1 and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from regulatory filings and other data sources as of January 7, 2022, Centerview calculated, for each R1 selected company, among other things, aggregate enterprise values (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units, as applicable) plus the book value of debt, plus minority interests and less cash and cash equivalents) as a multiple of the estimated adjusted EBITDA for the twelve months ended December 31, 2022 (“EV/2022E Adj. EBITDA”). From this analysis, Centerview computed median and mean enterprise value/estimated adjusted EBITDA multiples for the twelve months ended December 31, 2022 for the R1 selected companies set forth below:

EV/2022E Adj. EBITDA
	Mean	Median
R1 selected companies	15.8x	12.8x

From this analysis, Centerview assessed, through a range of qualitative and quantitative factors including, but not limited to, company maturity, historical and expected growth and margin characteristics, end market trends and dynamics related to the business models of each comparable company versus R1, an appropriate range of 2022E EV/ Adj. EBITDA multiples for R1 of 20.0x to 24.0x and applied such multiples to the estimated adjusted EBITDA for the twelve months ended December 31, 2022 for R1 based on R1 Forecasts, to arrive at a range of implied enterprise values for R1 of $8,150 million to $9,780 million. To arrive at a range of implied equity values for R1, Centerview adjusted the total enterprise values for R1’s net debt of approximately $651 million (as set forth in the R1 Internal Data) and minority interest, as applicable, which resulted in an approximate implied equity value reference range for R1, on a per share basis of $23.25 to $28.15 (utilizing the fully diluted share count as of January 7, 2022 of 322.9 million and 324.1 million, respectively).

Cloudmed. In performing a selected public comparable companies analysis of Cloudmed, Centerview reviewed and analyzed certain financial information, ratios and multiples, including EV/2022E Adj. EBITDA (as described above), for the below listed publicly traded companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Cloudmed (collectively, the “Cloudmed selected companies”):

Cloudmed selected companies	EV/2022E Adj. EBITDA
Allscripts Healthcare Solutions, Inc.	7.7x
Computer Programs and Systems, Inc. (CPSI)	9.7x
Evolent Health Inc.	28.3x
HealthEquity, Inc.	18.3x
NextGen Healthcare, Inc.	11.3x
Phreesia, Inc.	n.m.
Premier Inc.	10.1x
R1 RCM Inc.	20.1x
Signify Health Inc.	14.3x
Tabula Rasa Healthcare, Inc.	26.5x

Although none of the selected companies is directly comparable to Cloudmed, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analyses, may be considered similar to those of Cloudmed. Because none of the selected companies is exactly the same as Cloudmed, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public comparable companies analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Cloudmed and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from regulatory filings and other data sources as of January 7, 2022, Centerview calculated, for each Cloudmed selected comparable company, the EV/2022E Adj. EBITDA (as described above). From this analysis, Centerview computed median and mean enterprise value/estimated adjusted EBITDA multiples for the twelve months ended December 31, 2022 for the Cloudmed selected companies set forth below:

EV/2022E Adj. EBITDA
	Mean	Median
Cloudmed selected comparable company	16.3x	14.3x

From this analysis, Centerview assessed, through a range of qualitative and quantitative factors including, but not limited to, company maturity, historical and expected growth and margin characteristics, end market trends and dynamics related to the business models of each comparable company versus Cloudmed, an appropriate range of 2022E EV/ Adj. EBITDA multiples for Cloudmed of 22.0x to 26.0x and applied such multiples to the estimated adjusted EBITDA for the twelve months ended December 31, 2022 for Cloudmed based on the R1 Management Forecasts for Cloudmed, to arrive at a range of implied enterprise values for Cloudmed of $4,200 million to $4,960 million. To arrive at a range of implied equity values for Cloudmed, Centerview adjusted the total enterprise values for Cloudmed’s net debt of approximately $939 million (as set forth in the Cloudmed Internal Data), which resulted in an approximate implied equity value reference range for Cloudmed of $3,260 million to $4,020 million.

Based upon the resulting implied equity values of R1 and Cloudmed, Centerview calculated a range of implied pro forma equity ownership of R1’s equityholders in the combined company. For purposes of this calculation, Centerview assumed that the implied equity value of the combined company was the sum of the implied equity values of R1 and Cloudmed (without consideration of any potential synergies). Centerview calculated the low end of R1 stockholder implied pro forma equity ownership range assuming the lowest implied equity value for R1 and the highest implied equity value for Cloudmed, and then calculated the high end of R1 stockholder implied pro forma equity ownership range assuming the highest implied equity value for R1 and the lowest implied equity value for Cloudmed. The analysis implied a pro forma equity ownership percentage range for R1’s stockholders of 65.1% to 73.7%, as compared to the pro forma ownership of R1’s stockholders of 70.1% on a fully diluted basis, as a result of the issuance of the Consideration (assuming Coyote Net Debt (as defined in the Transaction Agreement) of $939 million as of December 31, 2021).

Discounted Cash Flow Analysis:

Centerview performed a discounted cash flow analysis of R1 based on R1 Forecasts and of Cloudmed based on the Cloudmed Internal Data and the R1 Management Forecasts for Cloudmed. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or company by calculating the “present value” of estimated future cash flows of the asset or company and terminal value of the asset or company. “Present value” refers to the current value of estimated future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing these analyses, Centerview calculated the discounted cash flow values as the sum of the net present values (as of December 31, 2021) of (1) the estimated unlevered free cash flows of the fiscal years ending December 31, 2022 through December 31, 2026 included in R1 Forecasts and the R1 Management Forecasts for Cloudmed and (2) the terminal value of each of R1 and Cloudmed at the end of the forecast period. The terminal values of each of R1 and Cloudmed were estimated applying a range of exit multiples of 20.0x to 24.0x to the terminal year adjusted EBITDA of each as provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 76 of this proxy statement/prospectus. The range of exit multiples was estimated by Centerview utilizing its professional judgment and experience, taking into account the relevant company and, among other matters, R1 Forecasts, the R1 Management Forecasts for Cloudmed and the implied perpetuity growth rates. The cash flows and terminal values were discounted to present value (as of December 31, 2021) using a range of discount rates of 9.75% to 10.75% for Cloudmed and 9.50% to 10.50% for R1. The range of discount rates was determined based on Centerview’s analyses of Cloudmed’s and R1’s respective weighted average cost of capital (“WACC”). Centerview derived WACC using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including capital structure, the cost of long-term U.S. Treasury debt, tax rates, historical and projected unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally.

Based on these analyses, Centerview calculated a range of approximate implied equity values for Cloudmed and R1 (including on an implied per share basis for R1), in each case after adjusting for such party’s net debt (as set forth in the Cloudmed Internal Data and R1 Internal Data, respectively), minority interest and equity method investments, as applicable (without consideration of any potential synergies).

Using the high and low values from the resulting range of the implied equity values, Centerview then calculated the implied pro forma equity ownership percentage range for R1’s stockholders of 63.9% to 73.8%, as compared to the pro forma ownership of R1’s equityholders of 70.1% on a fully diluted basis, as a result of the issuance of the Consideration (assuming Coyote Net Debt (as defined in the Transaction Agreement) of $939 million as of December 31, 2021).

“Has-Gets” Value Creation Analysis:

Centerview compared the standalone per share value of R1 to the pro forma per share value of the combined company after giving effect to the Transactions, including (i) the pro forma ownership of R1’s equityholders of 70.1% as a result of the issuance of the Consideration (assuming Coyote Net Debt (as defined in the Transaction Agreement) of $939 million as of December 31, 2021), (ii) the realization of cost and revenue Synergies as provided and (iii) the inclusion of estimated transaction costs. Centerview observed the following comparison of the standalone value of R1 to the pro forma value of the combined company:

	“Has”	“Gets” (Combined company, including synergies)
EV/Adj. EBITDA (2022E)	$23.35	$26.41
Discounted Cash Flows	$30.25	$34.63

Other Factors

Centerview noted for the R1 Board certain additional factors solely for informational purposes, including, among other things, the following:

•

historical trading prices of R1 common stock during the 52-week period ended January 7, 2022, which indicated low to high closing prices for R1 common stock during such period of $18.85 to $30.58 per share, as compared to the closing price of R1 common stock of $23.35 per share on January 7, 2022; and

•

stock price targets for R1 common stock as reflected in selected publicly available Wall Street research analysts’ reports as of January 7, 2022, which indicated an overall low to high target stock price range of $28.00 to $35.00 per share on an undiscounted basis.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the R1 Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the R1 Board or management of R1 with respect to the Consideration or as to whether the R1 Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between R1 and the Sellers and was approved by the R1 Board. Centerview provided advice to R1 during these negotiations. Centerview did not, however recommend any specific amount of consideration to R1 or the R1 Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of Centerview’s written opinion, Centerview was engaged to provide financial advisory services to R1, including in connection with R1’s acquisition of VisitPay in 2021, its conversion agreement with TCP-ASC in 2021, its acquisition of SCI Solutions in 2020 and its purchase of Cerner’s RevWorks in 2020, and Centerview received approximately $8,500,000 in compensation from R1 for such services. In the two years prior to the date of Centerview’s written opinion, Centerview was engaged to provide financial advisory services to a portfolio company of Ascension and TowerBrook Capital Partners L.P., affiliates of which collectively own over 50% of the fully diluted outstanding shares of common stock of R1, and Centerview may receive compensation in the future for such services. In the two years prior to the date of Centerview’s written opinion, Centerview was engaged to provide financial advisory services unrelated to Cloudmed or the Sellers to J. Jill, Inc. (“J. Jill”), a portfolio company of TowerBrook, in connection with J. Jill’s transaction support agreement with over 70% of its term loan lenders and a majority of its shareholders, and Centerview received less than $5 million in compensation from J. Jill for such services during such period. In the two years prior to the date of Centerview’s written opinion, Centerview was not engaged to provide financial advisory or other services to Cloudmed or the Sellers, and Centerview did not receive any compensation from Cloudmed or the Sellers during such period. In the two years prior to the date of Centerview’s written opinion, Centerview was engaged to provide financial advisory services to New Mountain, the sponsor of Cloudmed, or New Mountain’s affiliates, including in connection with a strategic matter involving one of New Mountain’s portfolio companies in 2021 and the sale of 20% of Blue Yonder Holding, Inc. (formerly JDA Software) to Panasonic Corporation in 2020, and Centerview received less than $5 million in compensation from New Mountain for such services. Centerview may provide financial advisory and other services to or with respect to R1, Ascension, TowerBrook, New R1, Cloudmed, the Sellers, New Mountain or their respective affiliates and portfolio companies of New Mountain or TowerBrook in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, R1, Ascension, TowerBrook, New R1, Cloudmed, the Sellers, New Mountain or any of their respective affiliates, including portfolio companies of New Mountain or TowerBrook, or any other party that may be involved in the Transactions.

The R1 Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the R1 Board, R1 has agreed to pay Centerview an aggregate fee of $36 million, $2 million of which was payable upon the rendering of Centerview’s opinion and $34 million of which is payable contingent upon consummation of the Transactions. In addition, R1 has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

UNAUDITED FINANCIAL INFORMATION

R1 does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. R1 avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates inherent in preparing such forecasts. In connection with evaluating a possible transaction with Cloudmed, however, R1’s management provided (i) the R1 Internal Data, (ii) the R1 Forecasts, (iii) the Cloudmed Internal Data, (iv) the R1 Management Forecasts for Cloudmed, and (v) the Synergies (and together with the R1 Forecasts and the R1 Management Forecasts for Cloudmed, the “Forecasts”), to Centerview Partners in connection with the delivery of its financial analyses described in the section titled “Opinion of R1’s Financial Advisor” beginning on page 89 of this proxy statement/prospectus.”

The R1 Forecasts were prepared by R1 management in connection with the contemplated Transactions and reflects a forecast based on numerous estimates and assumptions, including R1’s continued performance based on historical performance, and R1 management’s estimation of continued performance.

Cloudmed is a privately-held company and, accordingly, does not, as a matter of course, make public projections as to future performance, revenue, earnings, adjusted EBITDA, adjusted EBITDA margins, financial condition or other results. However, in connection with its consideration of the Transactions, the management of Cloudmed prepared certain financial projections for years 2021, 2022 and 2023 which were included in the Cloudmed Internal Data and are set forth below. Such projections included the impact of all acquisitions completed by Cloudmed in 2021 as if such acquisitions occurred on January 1, 2021. The Cloudmed Internal Data was prepared for internal use and was also provided to R1 and Centerview. The Cloudmed Internal Data was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of prospective financial information. Cloudmed management prepared its long range projections through 2024 in connection with its consideration of a potential future initial public offering or a potential M&A transaction, and reflected a detailed forecast based on Cloudmed’s annual operating plan process and numerous estimates and assumptions, including Cloudmed’s historical performance, and Cloudmed management’s estimates regarding future performance. R1’s management then prepared the R1 Management Forecasts for Cloudmed through 2026, based on the Cloudmed Internal Data, R1’s due diligence investigation of Cloudmed and assumptions and extrapolations deemed appropriate by R1’s management relating to Cloudmed’s business and operations. R1 management also extrapolated the Cloudmed Internal Data to obtain estimated revenue and adjusted EBITDA figures for Cloudmed (inclusive of Par8o, Inc.) for the years 2024, 2025 and 2026. The R1 Management Forecasts for Cloudmed were provided to Centerview for purposes of its financial analyses of the Transactions.

In connection with diligence conducted by R1’s management with respect to Cloudmed while evaluating the Transactions, R1 management also prepared estimates of the Synergies and provided them to Centerview to assist with Centerview’s financial analyses of the Transactions.

None of this information is fact and it should not be relied upon as being necessarily indicative of future results. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on prospective financial information. Neither Cloudmed’s nor R1’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained in this proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such prospective financial information. The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Cloudmed, R1, the Cloudmed board of managers, the R1 Board or any of their respective affiliates, advisors or other representatives (including Centerview) considered, or now considers, such financial projections to be predictive of actual future results.

The Forecasts were prepared solely for internal use and are subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the Forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions which may not materialize and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of R1 and Cloudmed and will be beyond the control of the combined company. You are urged to review this proxy statement/prospectus as well as the SEC filings of R1 incorporated by reference herein, including R1’s most recent Annual Report on Form 10-K for a description of risk factors with respect to the businesses of R1 and Cloudmed. See the sections titled “Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 57 and 233, respectively, of this proxy statement/prospectus. You are also urged to review the section titled “Risk Factors” beginning on page 25 of this proxy statement/prospectus. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, R1’s management. R1’s independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasts or any other prospective financial information contained in this proxy statement/prospectus and accordingly, Ernst & Young LLP does not express any opinion or any form of assurance with respect thereto. Cloudmed’s independent auditor, Deloitte & Touche LLP, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasts or any other prospective financial information contained in this proxy statement/prospectus and, accordingly, Deloitte & Touche LLP does not express any opinion or any form of assurance with respect thereto. The Ernst & Young LLP and Deloitte & Touche LLP reports incorporated by reference or included in this proxy statement/prospectus, respectively, relate only to the previously issued financial statements of R1 and Cloudmed, respectively. Such reports do not extend to the Forecasts and should not be read to do so.

The Forecasts contain certain non-GAAP financial measures. While R1 believes that such non-GAAP financial measures provide useful supplemental information in analyzing R1’s and Cloudmed’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by R1 and Cloudmed, such as Adjusted EBITDA, may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the R1 Board or Centerview in connection with the transactions. Accordingly, R1 has not provided a reconciliation of the financial measures included in the Forecasts to the relevant GAAP financial measures. The Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the transactions. Moreover, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Forecasts.

R1 HAS NOT UPDATED NOR DOES IT INTEND TO UPDATE OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NO LONGER APPROPRIATE.

The R1 unaudited forecasted financial information is not included in this proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the 2022 R1 Annual Meeting or to acquire securities of R1 or Cloudmed.

The following tables present a summary of the Forecasts:

R1 Forecast

($ in millions)

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$1,488	$1,677	$1,880	$2,130	$2,406	$2,709
Adjusted EBITDA(1)	340	395	454	509	583	676
Adjusted EBITDA Margin(2)	22.9%	23.5%	24.1%	23.9%	24.3%	24.9%

Cloudmed Internal Data

($ in millions)

	2021E	2022E	2023E
Revenue(3)	$363	$449	$553
Adjusted EBITDA(3)(4)	143	200	259
Adjusted EBITDA Margin(2)(3)	39.5%	44.5%	46.8%

R1 Management Forecasts for Cloudmed

($ in millions)

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$363	$446	$522	$609	$694	$776
Adjusted EBITDA(3)	143	191	236	273	315	348
Adjusted EBITDA Margin(2)	39.4%	42.8%	45.1%	44.9%	45.4%	44.8%

(1)

Adjusted EBITDA (non-GAAP) with respect to R1 means net income before net interest income/expense, income tax provision/benefit, depreciation and amortization expense, share-based compensation expense, strategic initiatives costs, customer employee transition and restructuring expense, and certain other items.

(2)	Adjusted EBITDA margin (non-GAAP) means Adjusted EBITDA divided by revenue.
(3)	Includes the projected impact of all acquisitions completed by Cloudmed in 2021 as if such acquisitions occurred on January 1, 2021.
(4)

Adjusted EBITDA (non-GAAP) with respect to Cloudmed means net income before net interest income/expense, income tax provision/benefit, depreciation and amortization expense, impairment, gain/loss on acquisition earn-out, integration and strategic initiative costs, severance, retention, recruiting, equity-based compensation, transaction expenses and certain other expenses.

THE TRANSACTION AGREEMENT AND PLAN OF MERGER

The following is a summary of the material terms of the Transaction Agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. The following description does not purport to be complete, may not contain all of the information about the Transaction Agreement that is important to you and is qualified in its entirety by reference to the complete text of the Transaction Agreement. You are encouraged to read the Transaction Agreement carefully and in its entirety. This section and the Transaction Agreement are not intended to provide you with any factual information about R1 or the Cloudmed Entities (as defined below). Such information can be found elsewhere in this proxy statement/prospectus and in our public filings make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Capitalized terms used in this section but not defined in this section or elsewhere in this proxy statement/prospectus have their respective meanings set forth in the Transaction Agreement. As used in this section, “R1” refers to R1 RCM Inc., “New R1” refers to Project Roadrunner Parent Inc., “Merger Sub” refers to Project Roadrunner Merger Sub Inc., “Cloudmed” refers to Revint Holdings, LLC, “Sellers” refers to CoyCo 1, L.P. and CoyCo 2, L.P., “Blocker Parent” refers to Cloudmed Blocker Parent, L.L.C. and “Cloudmed Entities” refers collectively to Cloudmed, Blocker Parent and their respective subsidiaries following the Coyote Reorganization.

Explanatory Note Regarding Representations, Warranties and Covenants in the Transaction Agreement

The Transaction Agreement is included to provide you with information regarding its terms. Factual disclosures about R1, Cloudmed and their respective affiliates and subsidiaries contained in this proxy statement/prospectus or in the public reports of R1 filed with the SEC may supplement, update or modify the factual disclosures about R1 and Cloudmed contained in the Transaction Agreement. The representations, warranties and covenants made in the Transaction Agreement were qualified and subject to important limitations agreed to by the parties in connection with negotiating the terms of the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Transaction Agreement may have the right not to consummate the transactions if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure schedules that R1 and Cloudmed each delivered in connection with the Transaction Agreement, which disclosures were not reflected in the Transaction Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Transaction Agreement.

General

Pursuant to the Transaction Agreement, R1 and Cloudmed have agreed to effect the following transactions: (i) a merger of Merger Sub with and into R1 with R1 as the surviving entity (the “Merger”), which will result in R1 becoming a wholly owned subsidiary of New R1 (the “Holding Company Reorganization”) and (ii) the Sellers contributing 100% of the equity of Blocker Parent (the parent company of Cloudmed) in exchange for the consideration described below (the “Contribution”, and together with the Holding Company Reorganization, the “Transactions”).

The Merger is being effected pursuant to Section 251(g) of the DGCL. In connection with the Holding Company Reorganization, on the closing date, each issued and outstanding share of R1 Common Stock will, automatically and without any action on the part of the holder thereof, be converted into one share of New R1 Common Stock. Each person entered as the owner in a book entry that, immediately prior to the Holding Company Reorganization, represented any outstanding shares of R1 Common Stock shall be deemed to have received an equivalent number of shares of New R1 Common Stock.

As a result of the Holding Company Reorganization, R1 will, by operation of law, become a wholly owned subsidiary of New R1. Upon consummation of the Holding Company Reorganization, New R1 will be renamed “R1 RCM Inc.” and R1 will be renamed “R1 RCM Holdco Inc.” (or such other name as R1 may determine prior to closing). The officers and directors of New R1 immediately after consummation of the Holding Company Reorganization but prior to the closing will be the same as the officers and directors of R1 immediately prior to the consummation of the Holding Company Reorganization. In addition, upon consummation of the Holding Company Reorganization, the certificate of incorporation (except for certain technical matters) and bylaws of New R1 will contain provisions identical to the provisions of the certificate of incorporation and bylaws of R1 immediately prior to the consummation of the Holding Company Reorganization, other than as required or permitted by Section 251(g) of the DGCL, and R1’s certificate of incorporation will be amended and restated as set forth in the Transaction Agreement and R1’s bylaws will remain the same as the bylaws in effective prior to the Holding Company Reorganization (other than with respect to its name) until thereafter changed or amended as provided by the bylaws or applicable law.

Prior to the closing, Cloudmed will effect an internal reorganization as described in the Transaction Agreement, as a result of which Cloudmed will be 100% owned, directly or indirectly, by Blocker Parent, which in turn will be 100% directly owned by the Sellers. Immediately following the Holding Company Reorganization, the parties will affect the Contribution by the Sellers contributing 100% of the limited liability company interests of Blocker Parent in exchange for the consideration described below.

The Consideration

As consideration for the Contribution, New R1 will (a) issue to the Sellers an aggregate of 138,400,874 shares of New R1 Common Stock (which, on a pro forma basis, represents approximately 30% of New R1 Common Stock immediately following the Transactions based on the outstanding R1 Common Stock as of January 9, 2022, determined on a fully diluted basis), subject to adjustments discussed below, and (b) make an aggregate cash payment to the Sellers of $1,000,000.

The number of shares of New R1 Common Stock to be issued to the Sellers will be:

(i)	reduced by the amount by which Cloudmed’s net debt (calculated as the amount of Cloudmed’s indebtedness minus the amount of Cloudmed’s cash) exceeds $929,000,000;

(ii)

reduced by the amount by which 70% of Cloudmed’s transaction expenses exceeds 30% of R1’s transaction expenses, or increased by the amount by which 30% of R1’s transaction expenses exceeds 70% of Cloudmed’s transaction expenses;

(iii)	increased in the event of certain share issuances by R1 between the date of the Transaction Agreement and closing;

(iv)

reduced by the number of Cloudmed restricted units that are cancelled and replaced with restricted stock units representing the right to receive New R1 Common Stock pursuant to the terms and conditions of New R1’s equity incentive plan; and

(v)	reduced by the amount of certain cash payments to be made with respect to outstanding Cloudmed equity awards.

The increases or decreases in the number of shares to be issued to the Sellers based on the foregoing adjustments will be calculated based on an assumed price per share of $24.83.

Prior to the closing, Cloudmed will deliver to R1 its good faith estimate of its net debt, transaction expenses and the other Cloudmed amounts set forth above, and R1 will deliver to Cloudmed its good faith estimate of its transaction expenses and share issuances between the date of the Transaction Agreement and closing. The number of shares issued to the Sellers at the closing will be calculated based on those estimated amounts. The estimated amounts, and the resulting number of shares issued to the Sellers, will be finalized following the closing pursuant to customary adjustment procedures.

Effect on R1 Equity Awards and Warrants

Upon consummation of the Holding Company Reorganization, each R1 stock option, share of restricted stock, restricted stock unit and other form of incentive equity compensation that is outstanding or issuable thereafter under the R1 equity incentive plan or any previously adopted plan, whether or not then vested or exercisable, will cease to represent or relate to a share of R1 Common Stock and will be converted automatically to represent or relate to a share of New R1 Common Stock on substantially the same terms and conditions (including vesting schedule) as applied to such stock option, share of restricted stock, restricted stock unit or other form of incentive equity immediately prior to the consummation.

Upon consummation of the Holding Company Reorganization, each outstanding warrant to purchase R1 Common Stock, whether or not then exercisable, will cease to represent or relate to a share of R1 Common Stock and will be converted automatically to represent or relate to a share of New R1 Common Stock on substantially the same terms and conditions as applied to warrant immediately prior to the consummation.

Withholding

New R1, Merger Sub, and any other party hereto with an obligation to deduct and withhold pursuant to any applicable tax law will each be entitled to deduct and withhold any required taxes from any amount otherwise payable pursuant to the Transaction Agreement. To the extent such amounts are withheld and paid over to the appropriate governmental entity, they will be treated for all purposes of the Transaction Agreement as having been paid to the person in respect of whom the deduction and withholding was made.

No Appraisal Rights

Under Delaware law, none of the stockholders of R1 have appraisal rights in connection with the Merger.

Stockholder Approval

The Merger does not require the approval of R1’s stockholders under Section 251(g) of the DGCL. However, the issuance of the shares of New R1 Common Stock to the Sellers in the Contribution (referred to as the Stock Issuance) does require the approval of R1’s stockholders pursuant to the applicable provisions of Nasdaq Listing Rule 5635.

TCP-ASC, which beneficially owned approximately 50.1% of the outstanding R1 Common Stock as of January 9, 2022, is party to the Voting Agreement with R1 and Cloudmed pursuant to which, among other things and subject to certain exceptions, TCP-ASC agreed until the Expiration Time to vote all Covered Shares in favor of the Stock Issuance Proposal at the stockholder meeting even if the R1 Board effects a Change in Recommendation.

Conditions to the Completion of the Transactions

Each party’s obligation to consummate the Transactions is subject to the satisfaction or waiver by each of the parties, on or prior to the closing date, of various conditions, which include the following:

•	Requisite Regulatory Approvals - (i) all waiting periods (and extensions thereof) under the HSR Act relating to the Transactions will have expired or been terminated and (ii) the European Commission will have issued a decision under Article 6(1)(b), Article 8(1) or Article 8(2) of the EU Merger Regulation declaring the Transactions or the relevant part of the Transactions compatible with the common market.

•

No Injunctions or Restraints - no provision of any applicable law, and no judgment, injunction, order or decree (whether temporary, preliminary or permanent) of, or proceeding initiated by, any governmental authority of competent jurisdiction, will be in effect which prevents, makes illegal or otherwise prohibits the consummation of the Transactions.

•	Registration Statement Effectiveness - the registration statement of which this proxy statement/prospectus forms a part will have been declared effective by the SEC.

•

Requisite Vote - holders of a majority of the shares of R1 Common Stock represented in person or by proxy at the R1 stockholder meeting shall have approved the issuance of shares of New R1 Common Stock to the Sellers in the Transactions.

•	New R1 Common Stock Listing - Nasdaq shall have approved the listing of the New R1 Common Stock.

R1’s obligation to consummate the Transactions is subject to the following conditions:

•

Representations and Warranties - each of the representations and warranties contained (i) in clause (b) of Section 3.08 (Absence of Certain Events), Section 3.14 (Tax Qualification) and Section 4.07 (Investment Representations) of the Transaction Agreement shall be true and correct in all respects on and as of the date of the Transaction Agreement and at and as of the closing, (ii) in Section 3.03(a) (Capital Structure) and Section 4.05 (Capital Structure) of the Transaction Agreement shall be true and correct in all respects on and as of the date of the Transaction Agreement and at and as of the closing (except for de minimis inaccuracies) and (iii) in Section 3.01 (Organization), Section 3.03(b) (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.21 (Brokers and Other Fees), Section 4.01 (Organization), Section 4.03 (Authority; Execution and Delivery; Enforceability) and Section 4.06 (Brokers and Other Fees) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar qualification set forth therein) in all material respects on and as of the date of the Transaction Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of Cloudmed or the Sellers, as applicable, contained in the Transaction Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar qualification set forth therein) on and as of the date of the Transaction Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

•

Covenants - each of the Cloudmed Entities shall have performed and complied in all material respects with all agreements, covenants and conditions required under the Transaction Agreement to be performed or complied with by such Cloudmed Entity at or prior to the closing date.

•

Absence of Material Adverse Effect - since the date of the Transaction Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

•	Certain Documentation - Cloudmed shall have delivered duly executed copies of certain documents required to be delivered at the closing.

•	Coyote Reorganization - the Cloudmed Entities and their respective subsidiaries and affiliates shall have completed the Coyote Reorganization.

The obligation of Cloudmed and the Sellers to consummate the Transactions is subject to the following conditions:

•

Representations and Warranties - each of the representations and warranties of R1 contained (i) in clause (a) of Section 5.09 (Absence of Certain Changes or Events), Section 5.11 (Tax Qualification) and Section 5.19 (Rule 16b-3 Exemption) shall be true and correct in all respects on and as of the date of the Transaction Agreement and at and as of the closing and (ii) in Section 5.01(Organization), Section 5.04 (Capital Structure) and Section 5.05 (Authority; Execution and Delivery, Enforceability) shall be true and correct (without giving effect to any limitation as to “materiality,” “Roadrunner Material Adverse Effect” or similar qualification set forth therein) in all material respects on and as of the date of the Transaction Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of R1 contained in the Transaction Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Roadrunner Material Adverse Effect” or similar qualification set forth therein) on and as of the date of the Transaction Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Roadrunner Material Adverse Effect” or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Roadrunner Material Adverse Effect.

•

Covenants - R1 and New R1 shall have performed and complied in all material respects with all agreements, covenants and conditions required under the Transaction Agreement to be performed or complied with by them at or prior to the closing date.

•

Absence of Roadrunner Material Adverse Effect - since the date of the Transaction Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Roadrunner Material Adverse Effect.

•	Other Closing Deliveries - R1 shall have delivered or caused to be delivered certain documentation required to be delivered at the closing.

Efforts to Consummate

Except as described below regarding approvals or requirements under the HSR Act, the EU Merger Regulation and other regulatory approvals, if applicable, each of the parties has agreed to cooperate and use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Transactions and the other transactions contemplated by the Transaction Agreement and the other related agreements as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices or drafts thereof as applicable required to be filed to consummate the Transactions and the other transactions contemplated by the Transaction Agreement and by other related agreements, (ii) the satisfaction of the conditions to the parties’ obligations to consummate such transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization or approval of, or any exemption by, any other person, and (iv) the execution and delivery of any additional instruments necessary to consummate such transactions and to fully carry out the purposes of the Transaction Agreement and the other related agreements.

As described above in “Conditions to the Completion of the Transactions,” the completion of the Transactions is conditioned upon the receipt of certain regulatory approvals. The applicable parties (or their applicable affiliate) (i) made the filings required under the HSR Act on January 24, 2022 and (ii) started the pre-notification period with the European Commission, with a view on submitting the filing under the EU Merger Regulations, on January 21, 2022.

The parties have agreed to use their respective commercially reasonable efforts to cause the approval of the Transactions and the expiration or termination of any review or the applicable waiting period under the HSR Act and the EU Merger Regulation to occur as soon as practicable. R1, New R1 and Cloudmed are obligated to contest on the merits, through litigation, any objections or opposition raised by any governmental authority to the consummation of the Transactions.

Registration Statement

As promptly as reasonably practicable following the date of the Transaction Agreement, R1 and New R1 are obligated to prepare and file with the SEC this proxy statement/prospectus and New R1 is obligated to prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus forms a part, to register under the Securities Act the issuance of shares of New R1 Common Stock in connection with the Merger. R1 and New R1 will use their reasonable best efforts to have the registration statement declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the Merger. Promptly after the registration statement is declared effective under the Securities Act and in no event later than twenty-five (25) business days prior to the stockholders meeting, R1 will mail the proxy statement/prospectus and proxy cards to its stockholders. R1 and New R1 are required to provide Cloudmed with a reasonable opportunity to review and comment on the proxy statement/prospectus and registration statement, including any amendments thereto, prior to the filing thereof with the SEC. R1 and New R1 will use their reasonable best efforts to satisfy prior to the effective date of the registration statement all necessary state securities law or “blue sky” notice requirements, if any, in connection with the Merger and pay all expenses incident thereto.

Stockholders Meeting; Fiduciary Exception to Recommendation

R1 is obligated under the Transaction Agreement to hold and convene a meeting of its stockholders for the purpose of approving the issuance of the New R1 Common Stock to the Sellers in the Transactions. The stockholders meeting will occur not more than forty-five (45) days after the date the registration statement is declared effective by the SEC. R1 will not change such record date for the stockholders meeting without the prior written consent of Cloudmed (such consent not to be unreasonably withheld, conditioned or delayed). If the board of directors of R1 has not made a Change in Recommendation, R1’s board of directors is required to include in the Proxy Statement its recommendation that stockholders vote in favor of the Stock Issuance (the “Recommendation”) and recommend at the Stockholders Meeting that the stockholders of R1 approve the Stock Issuance and R1 shall use its reasonable best efforts to obtain and solicit such approval. R1 is prohibited from adjourning or otherwise postponing or delaying the stockholders meeting without the prior written consent of Cloudmed except in certain circumstances.

Neither the R1 board of directors nor any committee thereof shall (A) withdraw, qualify or modify in a manner adverse to Cloudmed, or propose publicly to withdraw, qualify or modify in a manner adverse to Cloudmed, the Recommendation or its declaration of advisability, or resolve or agree to take any such action, (B) subject to certain exceptions, adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any transaction resulting in a third party acquiring or receiving 15% or more of the issued and outstanding shares of R1 Common Stock (“R1 Acquisition Transaction”), or resolve or agree to take any such action, (C) following the date any R1 Acquisition Transaction or any materially favorable change in the business of R1 and its subsidiaries, taken as a whole, that first occurs after the date of the Transaction Agreement that was not known to the board of directors of R1 and was not reasonably foreseeable to the board of directors of R1, in either case, as of or prior to the date of the execution and delivery of the Transaction Agreement, or the existence of a bona fide proposal from a third party with respect to a conflicting transaction that was not solicited

(“Intervening Event”), is first made public or sent or given to the stockholders of R1, fail to issue a press release publicly reaffirming the Recommendation within five (5) business days after a request by Cloudmed to do so (it being understood that R1 will have no obligation to make such reaffirmation on more than three separate occasions) or (D) fail to include the Recommendation in the proxy statement/prospectus when disseminated to the R1 stockholders (any actions in clauses (A) through (D) being referred to herein as a “Change in Recommendation”) (it being understood that a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Change in Recommendation). Notwithstanding the immediately preceding sentence, prior to the time the Requisite Vote is obtained, the board of directors of R1 may make a Change in Recommendation in response to an Intervening Event if the following conditions are satisfied: (1) an Intervening Event has occurred, (2) in light of such Intervening Event, the board of directors of R1 has determined in good faith, after consultation with outside legal counsel, that the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law, (3) R1 has notified Cloudmed in writing that R1’s board of directors intends to take make a Change in Recommendation and the basis therefor (which notice shall include a reasonably detailed description of the Intervening Event in connection with which R1’s board of directors has given such notice) (any such notice, a “Triggering Notice”), (4) at least five (5) business days pass following Cloudmed’s receipt of the Triggering Notice (it being understood that any material change to the Intervening Event shall constitute a new Intervening Event and shall require R1 to provide a new Triggering Notice in respect of such Intervening Event and comply with these procedures in respect of such Intervening Event, except that, in such case, the five (5) business-day period referred to in this clause (4) and in clauses (5) and (6) shall be reduced to three (3) business days following the giving of such new Triggering Notice), (5) after providing such Triggering Notice and prior to effecting such Change in Recommendation, (x) R1 shall, during such five (5) business-day period, negotiate in good faith with Cloudmed and its Representatives, to the extent Cloudmed wishes to negotiate, with respect to any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Cloudmed, and (y) in determining whether it may still under the terms of the Transaction Agreement make a Change in Recommendation, the board of directors of R1 shall take into account any changes to the terms of the Transaction Agreement proposed by Cloudmed and any other information provided by Cloudmed in response to such notice during such five (5) business-day period and (6) such Intervening Event is continuing and, after taking into account any changes to the terms of the Transaction Agreement proposed by Cloudmed and any other information provided by Cloudmed in response to a Triggering Notice during such five (5) business-day period, the board of directors of R1 again determines in good faith, after consultation with outside counsel, that the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law.

Notwithstanding any Change in Recommendation, R1 is required to submit the proposal in respect of the Stock Issuance to its stockholders at the stockholders meeting for the purpose of obtaining the Requisite Approval, and nothing contained in the Transaction Agreement (unless the Transaction Agreement is otherwise terminated in accordance with its terms) relieves R1 of such obligation.

No Solicitation; Other Offers

The Cloudmed Entities have agreed that they will not, and will not authorize or permit any of their respective affiliates or any of its or their respective officers, directors, managers, members, employees, stockholders, representatives, agents, investment bankers, to, directly or indirectly:

•

pursue, solicit, initiate, knowingly facilitate or encourage or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, a sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the membership interests or any material portion of the assets of any Cloudmed Entity with any other person other than R1 or its affiliates (an “Acquisition Proposal”);

•	provide any confidential information to any person other than R1 or its affiliates and their Representatives, other than information which is provided in the regular course of the Cloudmed

Entities’ business operations to third parties where the Cloudmed Entities and their officers, directors and affiliates have no reason to believe that such information will be utilized to evaluate any Acquisition Proposal; or

•	enter into a contract with respect to an Acquisition Proposal.

Upon executing the Transaction Agreement, the Cloudmed Entities also agreed to, and will cause their respective officers, directors, managers, members, employees, stockholders, representatives, agents, investment bankers and any of their respective affiliates, to:

•

immediately cease and cause to be terminated all then-existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal;

•

promptly notify R1 of any Acquisition Proposal, or any inquiry or contact with any person with respect thereto which is made after the date of the Transaction Agreement, and a reasonable summary of the details of such contact (including the identity of the third party or third parties and copies of any proposals and a reasonable summary of the specific terms and conditions discussed or proposed); and

•	keep R1 reasonably informed with respect to the status of the foregoing

R1 has also agreed that it will not, and will not authorize or permit any of its respective affiliates, including any subsidiaries, or any of its or their respective officers, directors, managers, members, employees, representatives, agents and investment bankers, to, directly or indirectly, pursue, solicit, initiate, knowingly facilitate or encourage, or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, an acquisition, sale, disposition or other transaction, with any person other than the Sellers or their affiliates that would result or would reasonably be expected to have a material adverse effect on the ability of R1, New R1 or Merger Sub to consummate the Transactions (a “Conflicting Transaction”) or enter into a contract with any other person in respect of a Conflicting Transaction, and shall, and shall cause its subsidiaries and direct its and their respective officers, directors, representatives, agents and investment banks to, immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that would reasonably be expected to lead to, a Conflicting Transaction.

Conduct of the Business of Cloudmed Prior to Closing

Subject to certain limited exceptions described in the Transaction Agreement and other related documents, the Cloudmed Entities have agreed to conduct their business in the usual, regular and ordinary course in substantially the same manner as conducted as of the date of the Transaction Agreement and use commercially reasonable efforts to (a) preserve intact their corporate existence and current business organization, (b) preserve the goodwill and present business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them, (c) keep reasonably available the services of their current officers, directors, managers, employees and consultants and (d) timely file all material Tax Returns (taking into account extensions) and pay all material amounts of Taxes as such Taxes become due and payable other than Taxes that are being contested in good faith and for which adequate reserve has been established on the Coyote Financial Statements in accordance with GAAP, in each case, to the extent consistent with the past practices of the Cloudmed Entities. Subject to certain limited exceptions described in the Transaction Agreement and other related documents (including the disclosure schedules attached to the Transaction Agreement), the Cloudmed Entities shall not (directly or indirectly) do any of the following without the prior written consent of R1 (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)	authorize any amendments to its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited partnership agreement or other organizational document;

(ii)

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock or equity interests or enter into any agreement with respect to the voting of its capital stock or equity interest (other than (x) dividends or distributions paid by a direct or indirect wholly owned subsidiary of Cloudmed to its parent and (y) Tax distributions pursuant to Cloudmed’s limited liability company agreement prior to the Adjustment Time), (B) split, combine or reclassify any of its capital stock or equity interests, (C) issue, sell, pledge, dispose of, encumber or transfer any other securities in respect of, in lieu of or in substitution for, any of its capital stock or equity interests or authorize any of the foregoing or (D) purchase, redeem or otherwise acquire or issue or sell any of its capital stock or equity interests or any other securities thereof or any rights, options, warrants or calls to acquire or sell any such shares or other securities;

(iii)

acquire or agree to acquire (A) by merging or consolidating with, or by purchasing an equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets having a value in excess of $500,000, except for purchases of inventory in the ordinary course of business consistent with past practice;

(iv)

except as required by the terms of any benefit plan, as required by applicable law, or in connection with Cloudmed’s annual merit and promotion process in the ordinary course consistent with past practice: (A) grant to any employee any increase in compensation or benefits, other than increases in the ordinary course of business with respect to employees whose annual base compensation does not exceed $300,000; provided that any increase in excess of 5% for any employee shall require R1’s consent, (B) grant to any employee any increase in severance or termination pay, other than in the ordinary course of business with respect to employees whose annual base compensation does not exceed $300,000; provided that any increase in excess of 5% for any employee shall require R1’s consent, (C) enter into, modify or amend any employment, consulting, indemnification, severance or termination agreement, or a waiver of any terms thereof, with any employee earning annual base compensation in excess of $300,000, (D) establish, adopt, enter into or amend any material benefit plan or (E) take any action to accelerate any rights or benefits under any benefit plan;

(v)

amend any material tax return or make or change any material tax elections, except as required by applicable law, or defer any material Taxes pursuant to a COVID-19 Measure, surrender any claim for a refund of material taxes, agree to any extension or waiver of a statute of limitations applicable to any material tax claim or assessment other than in the ordinary course of business, compromise any material tax liability, or except insofar as may be required by applicable law or due to a change in GAAP, make any material change in accounting methods, principles or practices;

(vi)

(A) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any lien (other than a permitted lien) or otherwise dispose of any of its material properties or other material assets or any interests therein, except for (x) sales of inventory in the ordinary course of business consistent with past practice and (y) non-exclusive licenses of intellectual property granted to customers in the ordinary course of business, or (B) enter into, modify or amend in a material respect any lease of material property, other than in the ordinary course of business consistent with past practice, or enter in any sublease or assignment thereof;

(vii)	make any loans, advances or capital contributions to, or investments in, any other person, in each case, other than between any of Cloudmed and its wholly owned subsidiaries;

(viii)	enter into, modify, amend, accelerate or terminate any Material Contract, other than in the ordinary course of business consistent with past practice;

(ix)

(A) pay, discharge or satisfy any material debt, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, Cloudmed’s latest interim financial statements or incurred in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any exclusivity, confidentiality or similar agreement benefiting any Cloudmed Entity;

(x)	allow any material permit to lapse or terminate;

(xi)

implement any employee layoffs, plant closings, reductions in force, furloughs, material salary or wage reductions, work schedule changes, or other similar actions that would, in each case, trigger notice obligations or liability under the WARN Act;

(xii)	adopt a plan or agreement of complete or partial liquidation, dissolution or reorganization;

(xiii)

institute, settle, or agree to settle any proceeding that would result in liability to any Cloudmed Entity in excess of $500,000 individually or $1,000,000 in the aggregate, or impose any material restrictions on a Cloudmed Entity following the closing;

(xiv)

agree to any exclusivity, standstill or non-competition provision or covenant binding on any Cloudmed Entity, other than any contract with a customer entered into in the ordinary course of business consistent with past practice;

(xv)	grant, permit or allow a lien (other than a permitted lien or a lien that will be discharged at closing) on any of its assets;

(xvi)	make (or fail to make) capital expenditures other than in accordance with the capital expenditure forecast provided to R1;

(xvii)	incur any additional indebtedness for borrowed money, other than borrowing under existing lines of credit in the ordinary course of business;

(xviii)

(A) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (B) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; or (C) make any material changes to cash management policies;

(xix)

enter into any contract, agreement, or internal or corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) that would, or would reasonably likely to, prevent the Transactions from qualifying for the intended tax treatment;

(xx)

negotiate, modify extend or enter into any collective bargaining agreement, or recognize or certify any labor union, labor organization, works council, or group of employees of any Cloudmed Entity as the bargaining representative for any employees of any Cloudmed Entity, unless required by applicable law or contract;

(xxi)	hire, engage, or terminate (without cause) any current employee with annual base compensation in excess of $300,000;

(xxii)	apply for or receive any relief under (i) the CARES Act or any other applicable law or governmental program designed to provide relief related to COVID-19 or (ii) any Payroll Tax Executive Order;

(xxiii)	change its present accounting methods or principles in any material respect, except as required by applicable law or GAAP;

(xxiv)	expressly waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any employee;

(xxv)

use cash to pay any Cloudmed transaction expense from 11:59 pm on the date prior to the closing date until the closing, or use cash to pay any indebtedness of Cloudmed from such time until the closing, or

(xxvi)	authorize any of, or commit or agree to take any of, or enter into any contract to do any of the foregoing actions.

Conduct of the Business of R1

Subject to certain limited exceptions described in the Transaction Agreement and other related documents, R1 has agreed to conduct its business, and its subsidiaries’ businesses, in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to (a) preserve its corporate existence and current business organization, (b) keep reasonably available the services of its current officers and employees, (c) preserve its business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them and (d) timely file all material tax returns and pay all material amounts of taxes as such tax become due and payable other than taxes that are being contested in good faith. Subject to certain limited exceptions described in the Transaction Agreement and other related documents, R1 shall not and shall cause each of its subsidiaries not to (directly or indirectly) do any of the following without the prior written consent of Cloudmed (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)

except as expressly contemplated by the Transaction Agreement and other related documents, authorize any amendments to its certificate of incorporation, bylaws or other organizational documents in a manner that would reasonably be expected to prevent, delay or impede the consummation of the Transactions;

(ii)

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of its capital stock or equity interests or enter into any agreement with respect to the voting of its capital stock or equity interests (other than dividends or distributions paid by a direct or indirect wholly owned subsidiary to its parent); (B) split, combine or reclassify any of its capital stock or equity interests; (C) issue, sell or transfer any shares of capital stock, securities convertible into, or exercisable or exchangeable for, any shares of capital stock (including, for the avoidance of doubt, shares of R1 Common Stock or New R1 Common Stock, but excluding the issuance of any shares pursuant to the conversion or exercise of any securities outstanding as of the date of the Transaction Agreement), or securities the value of which is based on any of the foregoing, in each case for non-cash consideration less than the fair market value of the shares or other securities to be issued or for cash consideration per share in an amount less than the then-current trading price of such shares as of the date of the applicable agreement relating to or consummation of the issuance, sale or transfer (or, in the case of other securities, the fair market value determined by reference thereto); (D) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock or equity interests or (E) purchase, redeem or otherwise acquire any of its capital stock or equity interests or any other securities thereof or any rights, options, warrants or calls to acquire any such equity interests or other securities;

(iii)

amend any material tax return, or revoke or change any material tax election, change any material method of tax accounting, agree to settle or compromise any material tax liability, defer any material taxes pursuant to a COVID-19 Measure, surrender any claim for a refund of material taxes, agree to any extension or waiver of a statute of limitations applicable to any material tax claim or assessment, or except insofar as may be required by applicable law or changes in GAAP make any material change in accounting methods, principles or practices;

(iv)

enter into any contract, agreement, or internal corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) or take any other action (or fail to take any other action) that would, or would be reasonably likely to, prevent the Transactions from qualifying for the intended tax treatment;

(v)	take any of the following actions:

1.	amend or modify the certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of R1 Common Stock;

2.	create, authorize or issue of any equity securities in any manner that adversely impacts the rights of holders of R1 Common Stock;

3.	incur any indebtedness in excess of $100.0 million in the aggregate during any fiscal year, subject to certain exceptions;

4.

sell, transfer or otherwise dispose of assets or businesses with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

5.

acquire any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

6.

make capital expenditures in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year; or

7.

make any loans to, investments in, or purchase any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year; or

(vi)	authorize any of, or commit or agree to take any of, the foregoing actions.

In addition, R1 has agreed to consult with Cloudmed in good faith with respect to certain matters, including approving its annual budget, hiring or terminating its chief executive officer, appointing or removing the chairperson of its board of directors, issuing (or promise to issue) shares of R1 Common Stock or New R1 Common Stock, securities convertible into, or exercisable or exchangeable for, shares of R1 Common Stock or New R1 Common Stock, or securities the value of which is based on any of the foregoing (other than options, restricted shares, restricted stock units or other equity awards issued to R1 employees in the ordinary course of business consistent with past practice) and hiring or terminating any employee who has annual base compensation in excess of $300,000.

Financing

Cloudmed has agreed to use its reasonable best efforts to provide all cooperation as may be reasonably requested by R1 in connection with arranging, procuring and consummating the financing contemplated by R1’s debt commitment letter, and as is customarily provided for borrowers in financing of the type contemplated by the debt commitment letter including, without limitation:

(i)

designating appropriate members of senior management of the Cloudmed Entities to participate, at reasonable times to be mutually agreed, in a reasonable number of bank meetings and lender presentations or other customary syndication activities;

(ii)

assisting R1 and the financing sources with the timely preparation of (A) bank information memoranda, (B) rating agency presentations and (C) other customary marketing and syndication documents and materials, in each case, as is customary and reasonably required to consummate the financing;

(iii)

assisting R1 and its representatives in connection with the preparation of definitive financing documents, including any schedules and exhibits thereto as may be reasonably requested by R1 and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the financing;

(iv)

delivering customary payoff letters providing for, subject to receipt of the applicable payoff amount, customary lien releases with respect to the indebtedness required by the Transaction Agreement to be terminated;

(v)	reasonably assisting R1 in obtaining corporate, corporate family, credit and/or facility ratings from rating agencies (including the execution and delivery of customary authorization letters);

(vi)

furnishing R1 and its representatives with all documentation and other information required with respect to the financing under applicable “know your customer” and anti-money laundering rules and regulations;

(vii)	reasonably assisting with preparing customary pro forma financial statements required in connection with the financing; and

(viii)

furnishing such financial and operating data regarding Cloudmed and its subsidiaries that would enable R1 or the financing sources to prepare or roll forward, as applicable, a customary quality of earnings analysis or report with respect to Cloudmed and its subsidiaries.

R1 has agreed to use its reasonable best efforts to obtain the financing on the terms and conditions set forth in the debt commitment letter, including by using reasonable best efforts to (i) maintain in effect the debt commitment letter and comply with its corresponding obligations, (ii) negotiate definitive agreements with respect to the financing on terms and conditions materially consistent with the debt commitment letter (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions contained in any fee letter), in each case, which terms do not impose new or additional conditions, or expand on the existing conditions, to the funding of the proceeds of the financing at or prior to the closing or reduce the aggregate amount of the proceeds from the financing below the amount required to consummate the transactions contemplated by the Transaction Agreement (taking into account cash on hand), (iii) satisfy (or obtain waivers of) on a timely basis all conditions set forth in the debt commitment letter or financing agreements applicable to R1 and its subsidiaries to obtain the financing and to the extent within its control, and (iv) upon satisfaction of such conditions and the other conditions set forth in the Transaction Agreement consummate the financing at or prior to the closing.

Public Announcements Prior to Closing

R1 has agreed to obtain Cloudmed’s approval (which cannot be unreasonably withheld or delayed) before issuing any press release or other public statement concerning the Transactions unless required by applicable law, court process or obligations pursuant to any listing agreement with any national securities exchange, or in connection with or relating to a Change in Recommendation. Cloudmed has agreed to obtain R1’s approval (which cannot be unreasonably withheld or delayed) before issuing any press release or other public statement concerning the Transactions, unless required by applicable law, court process or obligations pursuant to any listing agreement with any national securities exchange.

Board Composition

Pursuant to the Transaction Agreement and the Sellers’ Investor Rights Agreement, promptly following the closing, the board of directors of New R1 will increase its size by three (3) directorships and will appoint three (3) persons designated by Cloudmed to the New R1 board of directors.

Director and Officer Liability

From and after the closing, to the extent permitted by applicable law, the Cloudmed Entities will (and New R1 will cause the Cloudmed Entities to) (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors, managers and officers of the Cloudmed Entities (in their respective capacities as such) (each, an “Indemnified Party”) to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any act or omission by the Indemnified Party in his or her capacity as a director, manager or officer of any Cloudmed Entity prior to the closing, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by any Cloudmed Entity pursuant to the charters, bylaws, limited liability company agreements or other organizational documents of the Cloudmed Entities and any indemnification agreements in existence on the date of the Transaction Agreement with any Indemnified Party and (ii) cause to be maintained in effect in the charters, bylaws, limited liability company agreements or other organizational documents of the Cloudmed Entities (or any successors thereto) for a period of six (6) years after the closing date, provisions regarding indemnification, limitation of liability and advancement of expenses of Indemnified Parties to the same extent as such provisions contained in the charters, bylaws, limited liability company agreements or other organizational documents of the Cloudmed Entities as of the date of the Transaction Agreement.

In addition, on or prior to the closing, Cloudmed has agreed to obtain, and to be effective at the closing, one or more prepaid “tail” insurance policies covering present directors and officers of Cloudmed and its subsidiaries with a claims period of at least six (6) years from the closing date containing terms and conditions that are, taken as a whole, at least as favorable as the Cloudmed Entities’ existing insurance policy for claims arising from facts or events that occurred at or prior to the closing, subject to a cap on the total cost of such policy. The cost of such policy will be borne by New R1.

R&W Insurance Policy

While not a condition to close the Transactions, R1, either directly or through an affiliate, may obtain a representation and warranty insurance policy in connection with the Transaction Agreement. The policy premium for, and all other costs and expenses attributable to, placement of any such insurance policy will be paid by New R1 or its subsidiaries.

Tax Matters

Each of the parties has agreed in the Transaction Agreement that, with respect to the Transactions, the following treatment is intended for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes: (i) it is intended that the Contribution is integrated with the Merger and treated as a transaction governed by Section 351 of the Code, and (ii) (A) it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, (B) the Transaction Agreement is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (C) it is intended as to R1 (and its direct and indirect owners and any holders of warrants in R1), the receipt of New R1 Common Stock and any warrants pursuant to the Merger will be governed by Section 354 of the Code, and the receipt of any stock options, shares of restricted stock, restricted stock units, and any other form of incentive equity pursuant to the Merger will be governed, to the extent applicable, by Section 354 of the Code. Clauses (i) and (ii) above are collectively referred to as the intended tax treatment. Each of the parties agreed to report the Transactions consistently with the intended tax treatment, except in the case of a contrary “determination” within the meaning of Section 1313 of the Code or a change in law, and use reasonable best efforts to cause the Transactions to qualify for the intended tax treatment. If any party discovers any fact that could reasonably be expected to prevent the Transactions from so qualifying, such party will notify the other parties and use reasonable best efforts to effect the Transactions (or substantially similar transactions) in a manner that would result in the intended tax treatment or treatment no less favorable than the intended tax treatment. Further, New R1 and R1 agree to file all tax returns and take tax positions consistently with the Coyote Reorganization Tax Treatment unless otherwise required by a contrary “determination” within the meaning of Section 1313 of the Code, and agree not to take any action or fail to take any action that would reasonably be expected to cause the Coyote Reorganization to fail to qualify for the Coyote Reorganization Tax Treatment.

Registration Rights Agreement and Investor Rights Agreements

At the closing, (a) New R1, each Seller, TCP-ASC, IHC and LifePoint will enter into a Second Amended and Restated Registration Rights Agreement, (b) New R1 and each Seller will enter into an Investor Rights Agreement, and (c) R1, New R1 and TCP-ASC will enter into an Amended and Restated Investor Rights Agreement, in each case, substantially in the forms attached to the Transaction Agreement.

Employee Matters

Following the closing date through December 31, 2022 (or, if shorter, the applicable continuing employee’s period of employment), New R1 has agreed to provide each employee who is employed by any Cloudmed Entity prior to the closing and who remains so employed immediately following the closing (i) base salary or wages and annual and other short-term cash incentive and other bonus and commission opportunities (excluding any equity or equity-based compensation or retention and long-term incentive bonuses) that are, in each case, no less favorable in the aggregate than those provided to such employee immediately prior to the closing, and (ii) employee benefits (excluding any equity or equity-based benefits, retention and long-term incentive bonuses, defined benefit plan benefits and retiree health and welfare benefits) no less favorable in the aggregate than (A) those provided to such employee immediately prior to the closing date or (B) those provided to similarly situated employees of R1.

In addition, New R1 has agreed to give each Cloudmed employee full credit under any employee benefit plan or program made available to such employees by New R1 or any of its subsidiaries following the closing date for such employees’ service with any Cloudmed Entity for purposes of eligibility to participate and vesting to the same extent and for the same purpose that such service was recognized by any Cloudmed Entity immediately prior to the closing date under the similar Cloudmed benefit plan (but not, for the avoidance of doubt, for benefit accrual purposes under any defined benefit pension plan).

New R1 has also agreed to use commercially reasonable efforts to: (i) credit any expenses incurred by the Cloudmed employees and their eligible dependents under Cloudmed benefit plans that are group health plans in which such employees participated immediately prior to the closing during the portion of the applicable plan year prior to the closing toward satisfying any deductibles, co-payments or out-of-pocket maximums under the analogous R1 benefit plans that are group health plans for the plan year in which the closing occurs; and (ii) waive any waiting period, pre-existing condition limitation, actively-at-work requirement, or evidence of insurability requirement that would otherwise be applicable to an employee and his or her eligible dependents under any R1 benefit plan.

Common Stock Listing

New R1 and R1 have agreed to use their respective best efforts to cause the shares of New R1 Common Stock issuable pursuant to the Merger and the Contribution to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as reasonably practicable.

Termination

The Transaction Agreement provides that it may be terminated and the Transactions contemplated thereby may be abandoned at any time before the closing:

(i)	by the mutual written agreement of R1 and Cloudmed;

(ii)

by R1 upon delivery of written notice to Cloudmed, if there has been a breach of or failure to perform any representation, warranty, covenant, or agreement made by Cloudmed or a Seller which breach or failure to perform (A) would cause the failure of a condition to closing and (B) (x) cannot be cured by July 31, 2022, or (y) if capable of being cured, shall not have been cured by the date that is thirty

(30) calendar days following receipt of written notice to Cloudmed from R1 of such breach; provided that R1 may not terminate the Transaction Agreement pursuant to this provision if R1 is in breach of the Transaction Agreement in any material respect which breach has not been cured;

(iii)

by Cloudmed upon delivery of written notice to R1, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by R1, which breach or failure to perform (A) would cause the failure (x) cannot be cured by July 31, 2022, or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to R1 from Cloudmed of such breach; provided that Cloudmed may not terminate the Transaction Agreement pursuant to this provision if Cloudmed is in breach of the Transaction Agreement in any material respect which breach has not been cured;

(iv)

by Cloudmed or R1 upon delivery of written notice to the other if the closing has not occurred by July 31, 2022; provided that neither R1 nor Cloudmed is entitled to terminate the Transaction Agreement if the breach of, or failure to fulfill any obligation under the Transaction Agreement by, in the case of R1, any of R1, New R1 or Merger Sub or, in the case of Cloudmed, any Cloudmed Entity, has been the principal cause of the failure of the closing to occur at or prior to July 31, 2022;

(v)

by Cloudmed or R1 upon delivery of written notice to the other if any governmental authority shall have issued or entered any final and non-appeallable judgment, order or decree, enacted any law or taken any other action which, in any such case, permanently restrains enjoins or otherwise prohibits the consummation of the transactions contemplated by the Transaction Agreement or would prevent the closing from occurring as contemplated by the Transaction Agreement on or prior to July 31, 2022;

(vi)

by Cloudmed or R1 upon delivery of written notice to the other if approval of the Stock Issuance by the stockholders of R1 shall not have occurred at the stockholders meeting or at any adjournment or postponement of said meeting at which a vote upon the approval of the Stock Issuance was taken; or

(vii)

by Cloudmed, if (i) all of the conditions to R1 and New R1’s obligation to close the Transactions (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents on the closing date, but which conditions are capable of being satisfied if the closing date were the date of the notice of termination delivered by Cloudmed to R1) have been satisfied or waived, (ii) R1 and New R1 have failed to consummate the closing on the date on which they are required pursuant to the Transaction Agreement, (iii) Cloudmed delivers written notice to R1 stating that (A) the closing conditions have been satisfied or that Cloudmed is willing to irrevocably waive any unsatisfied conditions and (B) that Cloudmed is ready, willing and able to consummate the Transactions, and (iv) R1 and New R1 have not consummated the closing within three (3) business days following receipt of such notice.

In the event the Transaction Agreement is terminated, the Transaction Agreement (other than certain specified sections thereof) will become void and of no effect without liability of any party (or any affiliate, stockholder, member, director, officer, employee, agent, consultant or representative of such party or its affiliates); provided that, the termination of the Transaction Agreement shall not relieve any party from any liability for such party’s willful and material breach of a covenant, representation or warranty contained in the Transaction Agreement occurring prior to such termination, or for such party’s actual fraud. Notwithstanding the foregoing, in the event the Transaction Agreement is terminated by Cloudmed pursuant to clause (vii) above, then R1 has agreed to pay Cloudmed an amount equal to the lesser of (y) Cloudmed’s out-of-pocket transaction expenses and (z) $10,000,000.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties regarding Cloudmed and the Sellers relating to, among other things:

•	organization and good standing;

•	subsidiaries;

•	capital structure;

•	due authorization and the enforceability of the Transaction Agreement and the related transaction documents;

•	consents and absence of conflicts;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	owned or leased real property;

•	intellectual property;

•	material contracts;

•	taxes and tax qualification;

•	benefit plans;

•	labor relationships;

•	litigation;

•	compliance with applicable laws;

•	environmental matters;

•	licenses and permits;

•	brokers and other fees;

•	good and marketable title to assets;

•	insurance;

•	affiliate transactions;

•	compliance with specific laws;

•	information security and date privacy;

•	R1 common stock ownership;

•	accuracy of the registration statement;

•	customers and suppliers; and

•	certain business practices.

The Transaction Agreement contains certain customary representations and warranties of R1 and New R1 relating to, among other things:

•	organization and good standing;

•	subsidiaries;

•	due authorization and the enforceability of the Transaction Agreement and the related transaction documents;

•	consents and absence of conflicts;

•	capital structure;

•	litigation;

•	SEC filings;

•	taxes and tax qualification;

•	benefit plans;

•	labor relationships;

•	compliance with applicable laws;

•	licenses and permits;

•	financing;

•	brokers and other fees; and

•	Section 16b-3 exemption.

The representations and warranties of the parties to the Transaction Agreement are subject to materiality, material adverse effect and knowledge qualifiers in many respects, as well as exceptions contained in disclosure schedules to the Transaction Agreement.

INTERESTS OF R1’S DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTIONS

None of R1’s executive officers or members of the R1 Board is party to an arrangement with R1, or participates in any R1 plan, program or arrangement, that provides such executive officer or trustee with financial incentives that are contingent upon the consummation of the Transactions.

As discussed in the section titled “The Transactions—Description of the Investor Rights Agreements—TCP-ASC Investor Rights Agreement,” New R1 will pay directly or reimburse TCP-ASC for reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to TCP-ASC’s performance under the A&R Investor Rights Agreement, or otherwise relating to the management and oversight of TCP-ASC’s investment in New R1, including any reasonable attorney’s fees (other than expenses related to filings solely in TCP-ASC’s capacity as a shareholder of New R1), subject to a $100,000 per fiscal year cap. New R1 will pay directly or reimburse TCP-ASC for reasonable fees of Wachtell, Lipton, Rosen & Katz and Covington & Burling LLP and any filing fees, expenses, fines or penalties in connection with any filing or approval required by any governmental authority (or a failure to make such a filing), in each case relating to or in connection with the A&R Investor Rights Agreement and the Transactions. Certain of R1’s directors, including Messrs. Moszkowski, Sacks, Speranzo and Tersigni, are affiliated with TCP-ASC.

R1’s directors and executive officers are expected to continue as the directors and executive officers of New R1 as of immediately after completion of the Contribution. Information about R1’s directors and executive officers can be found in the sections titled “R1 Board of Directors” and “R1 Executive Officers” beginning on pages 154 and 157, respectively, of this proxy statement/prospectus.

It is expected that, in connection with the closing of the Transactions, the current chief executive officer of Cloudmed, Lee Rivas, will be appointed as president of New R1. Mr. Rivas’ compensation and other terms of his employment with New R1 have not yet been determined.

ACCOUNTING TREATMENT OF THE TRANSACTIONS

R1 and Cloudmed prepare their financial statements in accordance with generally accepted accounting principles in the United States. R1 will account for the Contribution as a business combination using the acquisition method of accounting based on Accounting Standards Codification Topic 805, Business Combinations, with R1 treated as the acquiror. In identifying R1 as the acquiring entity for accounting purposes, R1 took into account a number of factors, including which entity is issuing its equity interests, the expectation that following the closing of the Transactions, holders of shares of New R1 Common Stock as of immediately prior to the closing of the Transactions will hold, in the aggregate, approximately 70% of New R1 Common Stock on a fully diluted basis, and the intended senior management of New R1 following the Transactions. No single factor was the sole determinant in the overall conclusion that R1 is the acquiror for accounting purposes; rather, all factors were considered in arriving at such conclusion.

R1 will record all assets acquired and liabilities assumed at their respective fair values at the date of completion of the Contribution. R1 will record any excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed as goodwill. Contribution-related costs that are not part of the purchase price consideration are expensed as incurred.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Goodwill is not amortized, but rather tested for potential impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The allocation of purchase price reflected in the unaudited pro forma combined financial information is based on preliminary estimates using assumptions R1 management and Cloudmed management believe are reasonable based on currently available information. The allocation of purchase price, including the fair value assessment of assets and liabilities, will be based in part on a detailed valuation that has not yet been completed, and will not be completed prior to the closing of the Transactions.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY REORGANIZATION

The following section is a summary of certain material United States federal income tax consequences of the Holding Company Reorganization to U.S. holders of R1 Common Stock, but does not purport to be a complete analysis of all potential tax effects. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the Holding Company Reorganization, including any future share repurchase or tender offer (whether or not such transactions occur in connection with the Holding Company Reorganization). The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of R1 Common Stock. Neither R1 nor Cloudmed has sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the ownership and disposition of R1 Common Stock.

This discussion addresses only those U.S. holders of R1 Common Stock that hold their stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances (such as a stockholder owning directly, indirectly or constructively five percent or more of R1 Common Stock or the impact of the alternative minimum tax or the Medicare contribution tax on net investment income). This discussion also does not address holders that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding R1 Common Stock as part of a straddle, other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell R1 Common Stock under the constructive sale provisions of the Code;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to R1 Common Stock being taken into account in an applicable financial statement;

•	persons that own, or are deemed to own, more than five percent of our R1 Common Stock;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

The application and the consequences of the rules described below to a U.S. holder, as defined below, who owns both R1 Common Stock and R1 Warrants immediately prior to the Holding Company Reorganization may differ from the application and the consequences of such rules to a U.S. holder who owns solely R1 Common Stock immediately prior to the Holding Company Reorganization. U.S. holders who own both R1 Common Stock and R1 Warrants immediately prior to the Holding Company Reorganization should consult their tax advisors regarding the application and the consequences of the rules below to them in light of their particular circumstances.

For purposes of this section, a U.S. holder is a beneficial owner of R1 Common Stock who is any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds R1 Common Stock the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding R1 Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE HOLDING COMPANY REORGANIZATION AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF R1 COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF R1 COMMON STOCK.

Treatment of the Holding Company Reorganization

Based upon certain assumptions, as well as certain covenants and undertakings of certain parties to the Transactions (including R1 and New R1, the Sellers, and TCP-ASC), the exchange by U.S. holders of shares of R1 Common Stock for shares of New R1 Common Stock pursuant to the Holding Company Reorganization, together with the contribution by the Sellers of 100% of the equity in Cloudmed Parent to New R1 in exchange for New R1 Common Stock pursuant to the Contribution, constitutes a transaction described in Section 351 of the Code. It is also intended that the Holding Company Reorganization is treated as a reorganization described in Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code.

The closing of the Transactions is not conditioned upon the receipt of an opinion of counsel that the Holding Company Reorganization will qualify as a transaction described in Section 351(a) of the Code or as reorganization (or any other tax-deferral provision of the Code), and neither R1 or Cloudmed intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Holding Company Reorganization. Accordingly, no assurance can be given that the IRS will not challenge the Holding Company Reorganization’s qualification for Section 351(a) of the Code or as a reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code or that a court will not sustain such a challenge by the IRS. The conclusion regarding the application of Section 351 of the Code to the Holding Company Reorganization is only as of the date hereof. If any of the facts, covenants or undertakings by R1, New R1, Cloudmed, or the Sellers is incorrect, incomplete or inaccurate or is violated, the accuracy of the this conclusion may be affected and the U.S. federal income tax consequences of the Holding Company Reorganization could differ from those described herein.

Treatment of the Holding Company Reorganization to U.S. Holders

In transactions, like the Holding Company Reorganization, that qualify for treatment under Section 351(a) or under Section 368(a) of the Code, no gain or loss will be recognized by a U.S. holder of R1 Common Stock that exchanges R1 Common Stock solely for shares of New R1 Common Stock in the Holding Company Reorganization. Accordingly, the aggregate tax basis of the shares of New R1 Common Stock received by a U.S. holder in the Holding Company Reorganization will be the same as the aggregate adjusted tax basis of the R1 Common Stock exchanged therefor. In addition, the holding period of the shares of New R1 Common Stock received in the Holding Company Reorganization by a U.S. holder will include the period during which the U.S. holder held its R1 Common Stock through the date of the Holding Company Reorganization. Complex considerations would apply to U.S. holders that own both R1 Common Stock and R1 Warrants in the unintended event that the Holding Company Reorganization does not qualify as a reorganization described in Section 368(a)(1)(B) or Section 368(a)(2)(E) of the Code. In such circumstance, such shareholders may recognize gain in connection with the Holding Company Reorganization, and their holding period and tax basis in their shares of New R1 Common Stock may differ from that in their shares of R1 Common Stock. Such shareholders should consult their tax advisors in this regard.

The conclusions expressed above are based on current law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

This discussion is intended to provide only a summary of certain material United States federal income tax consequences of the Holding Company Reorganization to holders of R1 Common Stock. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the Holding Company Reorganization. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the Holding Company Reorganization.

BUSINESS OF CLOUDMED

Throughout this section, unless otherwise noted, “Cloudmed” refers to Revint Holdings, LLC and its consolidated subsidiaries

The Company

Cloudmed is a leading revenue intelligence platform that helps healthcare providers get paid for the care they provide. Cloudmed’s cloud-based platform combines intelligent automation and deep domain expertise to analyze large volumes of clinical and financial data, identify missed opportunities, and deliver additional revenue to Cloudmed’s customers.

Cloudmed serves over 400 of the largest healthcare providers in the United States, including 87 of the largest 100 hospital systems in all 50 states, and delivered $1.8 billion in additional revenue to its customers in 2021. Its customers include leading non-profit and for-profit institutions that make up over $800 billion of hospital and physician net patient revenue. Cloudmed’s customers rely on the revenue it delivers to remain financially healthy and focused on the vital mission of delivering care to their communities.

Healthcare providers in the United States struggle to fully capture revenue they are contractually owed. They face numerous challenges such as frequent regulatory changes, complex payer contracts, and the need to manage large-scale clinical and financial data sets. Providers often utilize a labor-intensive approach to revenue collection which is prone to human error and does not address root causes of missed revenue. Cloudmed’s platform was purpose built to solve this problem and address the root causes of revenue leakage.

Cloudmed’s proprietary revenue intelligence platform combines cloud-based data architecture and intelligent automation with subject matter expertise to deliver a comprehensive solution that addresses persistent revenue leakage.

•

Cloud-based data architecture provides: (i) scalability to process massive volumes of demographic, clinical, and financial data, from over 500 million patient encounters annually, (ii) flexibility to ingest different types of data from numerous disparate sources and customers, and (iii) for efficient implementation of Cloudmed’s solutions to rapidly deliver value.

•

Intelligent automation includes: (i) predictive analytics and machine learning algorithms to analyze data and identify patterns and errors in clinical documentation, claim submission, and payer denials, and (ii) automation of revenue cycle tasks that are typically inefficient and labor intensive.

•

Subject matter experts have deep domain expertise in healthcare payments and are supported by a talented team of data scientists and engineers who continually incorporate that expertise to enhance Cloudmed’s platform and refine its algorithms.

Cloudmed’s platform continuously gets smarter, benefiting from the incremental data of each new customer to yield better predictive modeling capabilities and greater ROI for all Cloudmed’s customers. As a result, Cloudmed’s solutions become increasingly impactful to both existing and new customers.

Cloudmed benefits from a highly efficient sales and marketing model. Its access to customer data enables Cloudmed to identify new solution opportunities and consistently deliver additional value across its customer base. Track record of results has earned them recognition and trust as a value-added partner. As a result, Cloudmed enjoys a rapid sales cycle and powerful cross-sell relative to traditional software or services go-to-market models.

Cloudmed has created a scalable business model that generates strong financial performance.

•

Multi-Year History of Growth at Scale: Cloudmed generated revenue of $331.4 million, $168.3 million, and $119.4 million in the years ended December 31, 2021, 2020 and 2019, respectively, representing 96.9% and 41.0% growth for the years ended December 31, 2021 and 2020, respectively.

•

Aligned Revenue Model: Cloudmed’s financial performance is directly tied to the revenue Cloudmed delivers to its customers. The majority of its contracts are structured such that it receives a percentage of the revenue that it helps its customers achieve. As a result of its aligned financial model, Cloudmed has consistently generated a 3-5x ROI for its customers and provided a substantial contribution to customers’ earnings. Furthermore, this strong financial alignment builds trust with customers, simplifies their decision to adopt Cloudmed Solutions, and creates durability in Cloudmed’s relationships.

•

Highly Recurring Revenue with Significant Visibility: Cloudmed’s revenue is supported by tailwinds of rising healthcare utilization and by increasing reimbursement complexity that creates persistent revenue leakage for providers. Cloudmed’s ability to continue to uncover revenue opportunities for longstanding customers combined with very low attrition rates (less than 3% annually) is reflected in its net revenue retention rate of 117% for the year ended December 31, 2021. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Cloudmed Business—Key Factors Affecting Cloudmed’s Results of Operations” for additional information regarding net revenue retention rate and how such metric is calculated. Cloudmed has strong visibility on future performance due to long-term contracts, low customer attrition, and consistent bookings-to-revenue conversion.

•	Low Customer Concentration: Cloudmed provides revenue intelligence solutions to over 400 customers. No single customer accounted for more than 5% of its revenue for the year ended December 31, 2021.

Industry Challenges

Healthcare providers are financially challenged by the rising cost to deliver care relative to reimbursement rates for their services. According to the American Hospital Association, more than one-third of U.S. hospitals will operate with negative margins. Limited financial resources prevent individual hospitals from being able to invest in the technology required to address key revenue cycle challenges.

The following are key challenges that Cloudmed’s customers face:

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Reimbursement Complexity: Providers maintain hundreds of different complex and highly bespoke reimbursement contracts that can be ambiguous, subject to interpretation, and are frequently renegotiated. Government payers such as Medicare and Medicaid have eligibility and payment rules that change annually or even quarterly. Furthermore, payers are pursuing more complex payment arrangements, including value-based reimbursements, that heighten the need to accurately capture clinical and financial data.

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Large-Scale Data Complexity: The total amount of healthcare data being generated in the United States doubles every three years. Providers struggle to keep up in a reimbursement environment that requires large amounts of clinical and financial data to determine and support reimbursement. Providers often must rely on a patchwork of disparate data sources and Electronic Medical Records (“EMRs”) which makes it difficult to retrieve and consolidate data into a single claim.

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Analytics and Processing Requirements: As data requirements increase, providers are challenged to keep up with the advanced technology needed to analyze data and derive critical operational insights. Providers lack the resources needed to invest in technology, resulting in an overreliance on expensive and less effective manual labor. Manual processes often lead to human error resulting in poor revenue capture and revenue leakage.

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Limited Hospital Data Sets: Providers typically have access only to data generated and stored within their own systems. Optimal revenue cycle operations require the ability to match provider specific information with a multitude of health plan payments data for specific patient episodes across care settings and geographies. As a result, providers have limited visibility into broader payment trends and have difficulty identifying potential revenue opportunities.

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Pressure from Commercial and Government Payers: Relative to providers, payers are typically larger enterprises with greater financial resources. They have superior ability to invest in technology solutions and engage specialized vendors to develop advanced reimbursement strategies. Government and commercial payers have financial incentives to minimize their medical claim costs which drives increased financial pressure on already strained healthcare providers.

The CloudmedAI Revenue Intelligence Platform

Cloudmed’s platform combines intelligent automation and deep domain expertise to analyze large volumes of clinical and financial data to identify revenue opportunities for its customers. Cloudmed’s platform creates value for customers throughout the revenue cycle and generates detailed analytics on the value delivered. The platform is comprised of the following key elements:

Cloud-Based Data Infrastructure: Cloudmed’s proprietary data infrastructure applications are built using the latest cloud computing technologies to be flexible and scalable. Its systems elastically expand to ingest and query large quantities and formats of data on a daily basis. Cloudmed’s cloud-based architecture is structured as a single remotely hosted data lake to minimize customer implementation time and cost. This enables Cloudmed to fully integrate and match its customers’ patient and billing data with external data such as eligibility, claim status, claim remittance, and payer contracts.

Cloudmed’s proprietary technology is built around a technology platform that allows for automated ingestion and standardization of data from numerous sources, machine learning-driven rules and algorithms that identify areas of value, and customizable analysis and reports for internal workflows and client reporting. The data from clients and other sources used to deliver Cloudmed’s solutions is ingested on to its cloud-based servers.

Intelligent Automation: Cloudmed has built approximately 12,000 proprietary algorithms to link and analyze highly variable data sets across hundreds of customers. Its machine learning identifies anomalies in the data that Cloudmed uses to create additional rules and find potential revenue opportunities. Cloudmed leverages automation to retrieve information from its customer and payer systems to complete findings and to validate and capture these revenue opportunities, without the need for employees to perform time-consuming, repetitive tasks. Based on the first quarter of 2022, Cloudmed’s annual run rate is over 26 million automated tasks in 2022.

Revenue Intelligence Expertise: Cloudmed’s deep domain expertise in healthcare payments is a critical capability which enables the delivery of revenue intelligence and consistent results to its customers. Cloudmed’s data scientists and rules specialists use that domain expertise, machine learning, and extensive research to develop new algorithms and enhance its platform to deliver additional revenue opportunities.

Cloudmed’s Market Opportunity

According to Centers for Medicare and Medicaid Services, hospitals and physicians accounted for nearly $2 trillion of U.S. healthcare spend in 2019. Further, it has been estimated that U.S. healthcare organizations lose approximately 3% of net revenues annually to denials and that hospitals could save up to 2% of annual costs by improving contract management and reducing inaccuracies and noncompliance. Based on this estimated annual revenue leakage of 5% and a typical performance fee of approximately 20%, Cloudmed estimates that the total addressable market for its solutions is approximately $20 billion annually. Cloudmed estimates its total opportunity within its current customer base to be in excess of $8 billion annually. Cloudmed has calculated this estimated opportunity based on (i) approximately $800 billion of net patient revenue in the United States that it currently serves, (ii) estimated annual revenue leakage of 5%, and (iii) its typical performance fee of approximately 20%.

Cloudmed expects its estimated market opportunity will continue to grow as healthcare spend rises, labor pressures increase, and complexity drives increased outsourcing from providers.

Cloudmed’s Customer Value Proposition

Cloudmed’s end-to-end revenue intelligence solutions drive tangible financial improvement for customers and allow them to focus on delivering patient care.

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Simplified Revenue Capture: Customers face reimbursement complexities, technology and human error, and staff turnover which impact their ability to capture revenue. Cloudmed simplifies the revenue cycle process for its customers by leveraging machine learning to identify missed revenue opportunities rather than relying on manual labor that is time consuming and error prone. Once the opportunities are identified, Cloudmed automates many of the processes needed to capture the revenue. The result is a revenue cycle process that is significantly more accurate and efficient than providers can achieve on their own.

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High Return on Investment: Healthcare reimbursement is complex and results in significant revenue leakage for providers which puts pressure on their profitability. Cloudmed generates 3-5x ROI for its customers, resulting in consistent improvement in their profitability. The additional revenue that Cloudmed uncovers for customers is after they have incurred the cost of delivering patient care, thus directly improving their bottom line. Many customers rely on Cloudmed’s solutions for their financial health year after year.

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Revenue Model Aligned with Customer Results: Cloudmed is a true partner to its customers because its incentives are completely aligned. Cloudmed earns revenue based on a percentage of the additional revenue opportunities it helps its customers capture, making Cloudmed’s solutions financially risk-free for its customers.

What Sets Cloudmed Apart

Cloudmed is a market leader in revenue intelligence. Its platform, scale of data and solutions, and track record of value delivery are key factors that differentiate Cloudmed from its competitors and drive its continued growth. Cloudmed’s growing customer base drives network effects that strengthen its competitive advantages.

•	Comprehensive Revenue Intelligence Solutions: Cloudmed offers comprehensive revenue intelligence solutions from pre-claim submission through payment. Cloudmed believes that no other vendor offers a comparable breadth of solutions. Cloudmed’s comprehensive solutions make them an attractive partner for health systems looking to reduce the operational complexity of reliance on multiple, fragmented solution partners.

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Healthcare-Specific Platform: Cloudmed’s platform is highly scalable and aggregates large data sets from disparate sources. Cloudmed captures patient encounters from providers in all 50 states who have relationships with every category of U.S. payer, including commercial, Medicare, and Medicaid. Its integrated platform processes this data using machine learning and algorithms to uncover revenue opportunities and deliver value to Cloudmed customers.

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Automation Tailored to Hospital Workflows: Cloudmed’s intelligent automation solution was rated #1 in the United States in 2021 by KLAS Research. Cloudmed’s solutions are tailored to hospital workflows and are used to drive efficiency in critical elements of a hospital’s revenue cycle workflow that would otherwise take a significant amount of manual labor to manage.

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Revenue Intelligence Expertise: Cloudmed’s technology is complemented by an industry-leading team of experts in every area of the revenue cycle that work with its customers until the revenue is recovered. Cloudmed reimbursement specialists and data scientists continually develop new algorithms that enhance its ability to generate ROI for Cloudmed customers. Cloudmed believes that it has assembled a team of healthcare payments and technology experts that is unrivaled in the revenue cycle industry.

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Deep and Trusted Relationships: Cloudmed is a trusted partner for its customers with best-in-KLAS customer service awards. Cloudmed’s clinical and claims expertise helps its customers improve the accuracy of their own medical record documentation, clinical coding, billing, and reimbursement. Cloudmed takes pride in the level of service and results delivered to customers, and as a result, generates significant new business annually from word-of-mouth referrals and services expansion for current customers.

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Leadership Team with Significant Industry Experience and Track Record of Execution: Cloudmed’s leadership team has experience scaling large technology organizations and deep healthcare domain expertise. Cloudmed’s extensive experience solving complex data problems across other industry verticals positions Cloudmed to bring the benefits of those learnings to its healthcare customers. Within healthcare, Cloudmed’s management team has prior experience in relevant areas including healthcare consulting, payer and provider healthcare technology, and data and analytics.

Cloudmed’s Growth Strategies

The key elements of Cloudmed’s growth strategy include:

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Cross-Sell and Grow Current Customers: Cloudmed has significant opportunity to grow revenue through cross-selling to current customers. Cloudmed’s platform is well positioned to benefit from cross sell opportunities due to the attractive ROI it generates for its customers, its financially aligned revenue contracting model, and minimal implementation requirements. Furthermore, Cloudmed’s customers often choose to replace smaller, niche software and services vendors with Cloudmed’s comprehensive end-to-end platform in order to consolidate all of their revenue intelligence needs with one partner.

•	Very low customer penetration. Approximately 50% of customers have only one solution implemented.

•	Total opportunity within Cloudmed’s current customer base to be in excess of $8 billion annually. A majority of 2021 bookings were from cross-sell opportunities to existing customers.

•	Low Attrition: 117% net revenue retention from existing clients, indicating Cloudmed has been able to retain and grow revenue from existing clients.

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Continue to Attract New Customers: Cloudmed has a sizeable opportunity to serve new customers. Cloudmed has the ability to serve all U.S.-based health systems, hospitals, and physician groups with its existing offerings.

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Add New Solutions to Cloudmed’s Platform: Cloudmed has built an extensible data and technology platform that can scale to support additional solutions. Cloudmed plans to continue to invest in and expand its suite of solutions to further improve its customer value proposition.

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Revenue Intelligence Solutions: While Cloudmed believes it has built the most comprehensive suite of revenue intelligence solutions in the market, Cloudmed continues to identify new customer revenue opportunities in contracts, coding, charging, and compliance. Cloudmed has identified a number of additional solutions for expansion, including pre-payment solutions, insurance eligibility discovery, clinical documentation improvement, and others. Furthermore, Cloudmed continues to develop products to target adjacent markets, invest in additional data and analytics solutions, and evaluate other opportunities for future innovation.

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Automation Solutions: Cloudmed believes there is a significant opportunity to offer a revenue cycle automation-as-a-solution suite to customers. Cloudmed currently applies automation to its internal operations and generates significant operational efficiencies which it believes will be a benefit to its customers. Cloudmed plans to continue to invest in its automation offerings and believe there are many areas within healthcare operations that could benefit from its expanding use-cases and platform.

Cloudmed’s Solutions

Cloudmed’s offers a comprehensive suite of solutions to help its customers identify and capture appropriate reimbursement from government and commercial payers. Cloudmed’s suite of solutions includes:

Optimization Suite

Cloudmed’s Optimization Suite identifies and captures missed or underpaid revenue across the entire revenue cycle. Cloudmed insures accurate payer reimbursement through a comprehensive, purpose-built approach that targets coding, charging, billing, diagnosis-related groups (“DRGs”), transfer DRGs, and underpayments.

Cloudmed’s Optimization Suite is comprised of DRG Validation, Charge Capture, Underpayment Recovery, and Transfer DRG.

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DRG Validation: DRG codes are a combination of diagnosis and procedure codes intended to define medical resource utilization for inpatient care, which can vary depending on each patient’s condition, treatment, and length of stay. The complexity of the DRG system often results in incorrect codes and inaccurate reimbursement. Cloudmed’s solution delivers a comprehensive review of demographics, clinical documentation, diagnosis coding, procedure details, charge entries, and financial data, to ensure accurate claims submission for reimbursement.

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Underpayment Recovery: Providers struggle to identify claims where they were insufficiently reimbursed. Even when underpayments are identified, the process of recovering the revenue from payers is time consuming and complex, often resulting in providers writing off those claims as uncollectible. Cloudmed’s solution retrospectively identifies and recovers missing revenue on zero balance claims.

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Charge Capture: Revenue collection for hospital-based services requires aggregation of a large number of individual charges prior to submission of a claim. These charges are listed on the chargemaster, a comprehensive list of a hospital’s unique products, procedures, and services, which contains hundreds of thousands of individual items that have to map to complex claim payment rules. Cloudmed’s proprietary algorithms uncover missed revenue on both hospital and physician claims by identifying missing charges, incorrect charges, mismatched charges, or other errors in the claim.

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Transfer DRG: Revenue leakage may occur when patients are transferred from a hospital to another healthcare setting in order to complete treatment and recovery. In certain cases, the discharge status is inaccurately coded and results in missed reimbursement. Cloudmed’s solution analyzes these discharges against patient transfer rules to ensure accurate reimbursement.

Acceleration Suite

Cloudmed’s Acceleration Suite helps customers resolve AR, improve time to revenue, and capture appropriate reimbursement. The Acceleration Suite includes Denials Recovery, Complex Claims, and AR Recovery.

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Denials Recovery: Payers deny approximately 6% to 13% of all healthcare providers’ claims for a variety of reasons, including medical necessity, improper coding, and lack of required documentation. Cloudmed’s solution helps prevent and overturn such denials on behalf of its customers.

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Complex Claims: Motor Vehicle Accident, Third-Party Liability, Workers’ Compensation, and Veteran Administration claims take a disproportionate amount of time to resolve due to complex state and federal laws and regulations. Cloudmed’s solution resolves some of the most challenging claims by leveraging its regulatory expertise across different states. By utilizing Cloudmed’s Complex Claims programs, customers can reallocate their staff to other aspects of their AR processes while allowing Cloudmed’s platform to deliver results in these more complex areas.

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AR Recovery: Hospitals write off millions of dollars in uncollectible accounts each year because they lack the ability and resources to efficiently pursue aged, delayed, and denied claims, especially for complex and smaller balances. Furthermore, staffing constraints can create delays in AR. By utilizing Cloudmed’s AR Recovery solution, customers are able to keep their receivables at a minimum. Cloudmed’s expertise and automated solutions fill in the gaps, delivering revenue that otherwise would not have been captured.

Other Solutions

Cloudmed’s government related solutions help customers capture accurate reimbursement from government programs that financially assist hospitals to treat uninsured or under-insured populations. Cloudmed navigates a complex regulatory environment with decades of expertise in federal and state policies. Cloudmed’s solutions include Medicare Bad Debt (“MBD”) and Worksheet S-10, Disproportionate Share Hospital (“DSH”) and Supplemental Security Income (“SSI”) Redetermination, and 340B Discovery.

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Medicare Bad Debt and Worksheet S-10: Medicare allows hospitals to collect reimbursement for certain deductible and copayment amounts incurred by Medicare beneficiaries that are unpaid and uncollectible. Hospitals can also quality for Uncompensated Care (“UCC”) reimbursement based on the amount of charity care and non-Medicare bad debt that they report on Worksheet S-10. Many hospitals do not realize full MBD or UCC reimbursement due to insufficient documentation and/or internal processes to identify eligible claims. Cloudmed’s solutions audit the lifecycle of qualifying claims and identify all required documentation to optimize reimbursement and ensure compliance.

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Disproportionate Share Hospital and Supplemental Security Income Redetermination: Hospitals that serve a significant proportion of low-income patients are eligible to receive payments from CMS. Due to the difficulty in identifying DSH eligible days, Cloudmed’s customers often do not realize full Medicare add-on payments. Cloudmed improves revenue by identifying additional DSH eligible days and underreported SSI percentages.

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340B Discovery: The 340B Drug Pricing Program requires pharmaceutical manufacturers to sell outpatient drugs at discounted prices to hospitals that care for a significant number of uninsured and low-income patients. The program is governed by an extremely complex set of rules and regulations and requires significant efforts from hospitals. Cloudmed’s solution reviews ineligible claims and looks for supporting documentation so that missed 340B savings can be realized. Cloudmed’s also looks for opportunities to strengthen future performance.

Cloudmed’s automation platform simplifies complex, labor-intensive workflows, improves data accuracy, and accelerates cash collection. Cloudmed’s platform integrates with major EHRs and other third-party systems. Cloudmed provides automation capabilities across the entirety of the revenue cycle, including Insurance Discovery, Prior Authorization, and Claims Statusing.

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Insurance Discovery: Nearly 5% of self-pay patients have billable insurance coverage that the hospital is unaware of at the time of registration. Cloudmed’s automated solution cross-compares patient data with external sources to identify missed insurance coverage.

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Prior Authorization: Hospitals must successfully manage a multi-step process for each patient, service, and pharmaceutical to ensure appropriate insurance authorization is obtained for reimbursement. Cloudmed’s solution automates communication between the healthcare system and insurance company to prevent claim denials and ensure timely reimbursement.

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Claims Status: Healthcare systems are consistently challenged with labor constraints that prevent timely follow-up and assessment of claims. Cloudmed’s automated solution gathers claim status, allowing for workflow prioritization and deployment of internal resources to higher-value work, thus accelerating cash collections.

Cloudmed’s Customers

Cloudmed provides its end-to-end revenue intelligence solutions to healthcare providers, including hospital systems and physician groups, in the United States.

Cloudmed serves over 400 of the largest healthcare providers, including 87 out of the top 100 hospital systems in all 50 states. Cloudmed’s customers include leading non-profit and for-profit institutions that make up $800 billion of hospital and physician net patient revenue in the United States.

No single customer represented more than 5% of Cloudmed’s total revenue for the year ended December 31, 2021.

Cloudmed’s People and Culture

Cloudmed is led by a team of talented individuals who joined the company because they care deeply about helping its customers get paid for the services they deliver. Cloudmed’s mission matters.

Cloudmed competes to hire and retain a highly talented and diverse team of individuals with various backgrounds and experiences. Cloudmed’s subject matter experts have deep healthcare payments domain expertise and are supported by a talented team of data scientists and engineers who continually enhance Cloudmed’s platform and refine its algorithms. As of December 31, 2021, Cloudmed had over 1,600 employees. All of Cloudmed’s employees are located in the United States, with over 300 located at its headquarters in Atlanta, Georgia. None of Cloudmed’s employees are represented by a labor union and Cloudmed considers its relations with its employees to be good.

Cloudmed’s corporate culture is a critical component of its success. Cloudmed believes building and maintaining a strong culture of inspired teams benefits both its customers and employees. Cloudmed’s culture promotes an environment where employees embrace differences and excel when employees bring their unique selves to work each day. Cloudmed celebrates the good work it does for its customers, its communities, and its employees. These values drive Cloudmed in its relentless pursuit of innovation for its customers and helping its customers get better.

Sales and Marketing

Cloudmed benefits from a highly efficient sales and marketing model. Cloudmed’s sales and marketing teams work closely with its subject matter experts to serve all U.S.-based health systems, hospitals, and physician groups. By educating new and existing customers on Cloudmed’s current offerings and platform extensions, Cloudmed is able to foster long-term relationships with its customers.

Research and Development

Cloudmed’s technology team is focused on scaling, enhancing, and developing its platform and solutions for its customers. Cloudmed is continuously updating its algorithms and working to further enhance the automation, reliability, performance, and flexibility of its data platform. In addition, the team is responsible for platform maintenance, network and infrastructure management as well as information security and business continuity functions. Cloudmed has a proven track record of technology investment and intends to continue investments into the research and development of additional capabilities.

Competition

The market for Cloudmed’s solutions is highly competitive and is expected to intensify in the future. Cloudmed believes competition for its solutions is based primarily on the following factors:

•	revenue intelligence expertise in light of the increasingly complex healthcare reimbursement and regulatory landscape;

•	breadth and integrity of data and predictive analytics;

•	automation capabilities;

•	ability to deliver consistent positive financial outcomes, high return on investment, and improved experiences for health systems;

•	ease of implementation and deployment;

•	ease of integration with health systems’ EHRs and workflows;

•	exceptional customer service and trusted partnership approach; and

•	reliability, effectiveness, flexibility, and scalability of solutions.

Cloudmed primarily faces competition from business process outsource companies, end-to-end RCM providers (to the extent such providers are marketing revenue integrity point solutions), software vendors, other technology-supported RCM business process outsourcing companies, traditional consultants, healthcare technology companies, revenue integrity service providers, and automation companies. In addition, Cloudmed may face future competition from other large technologically sophisticated entities or traditional consulting-based firms that may elect to enter markets in which it competes.

Cloudmed has a premier client base of more than 400 health systems, including 87 of the largest 100. This gives Cloudmed access to a comprehensive data set that includes over 500 million patient encounters annually across all payer types in all 50 states, which allows it to identify sources of revenue that individual hospitals or fragmented competitors may not capture.

Intellectual Property

Cloudmed relies on a combination of trademarks, copyrights, and trade secrets to protect its proprietary technology and other intellectual property. Cloudmed has applied to register trademarks, including CLOUDMED, in the United States, China, and India. As of April 1, 2022, Cloudmed owns one U.S. federal trademark registration of CLOUDMED, and other U.S. trademark applications for CLOUDMED and CLOUDMED related designs and brands remain pending. As of April 1, 2022, Cloudmed’s applications for International Registration (with extensions of protection to China and India) of CLOUDMED and a related design trademark remain pending. As of April 1, 2022, Cloudmed has five U.S. registered trademarks that it does not currently view as central to its business or brand. In addition, Cloudmed has registered domain names for websites that it uses or may use in its business.

Cloudmed also relies in some circumstances on trade secrets to protect its technology. Cloudmed controls access to and the use of its application capabilities through a combination of internal and external controls, including contractual protections with employees, customers, contractors, and business partners. Cloudmed licenses some of its software through agreements that impose specific restrictions on customers’ ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. Cloudmed also requires employees and contractors to sign non-disclosure agreements and invention assignment agreements to give it ownership of intellectual property developed in the course of working for Cloudmed.

Cloudmed may incorporate third-party commercial or open source software products into its technology platform. Although Cloudmed prefers to develop its own technology, it periodically employs third-party software in order to simplify its development and maintenance efforts, provide a “commodity” capability, support its own technology infrastructure, or test a new capability.

Government Regulations

The healthcare industry in which Cloudmed operates is highly regulated and healthcare technology solutions providers can be subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. A number of the services Cloudmed provides are subject to a complex array of healthcare laws and regulations, including, among others, data privacy and security laws, a number of fraud and abuse laws, including the false claims act (“FCA”) and the anti-kickback statute (“AKS”), as well as similar state laws, although Cloudmed does not directly provide any items or services that are reimbursed by any third-party payer. Laws and regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations may change periodically, based on changes in regulatory agency enforcement priorities, for example. Cloudmed cannot be assured that a review of its business by courts or regulatory authorities will not result in determinations that could adversely affect its operations or that the healthcare regulatory environment will not change in ways that restrict its operations. The resources and costs required to comply with these laws, rules, and regulations are high. If Cloudmed is found to have violated these laws, rules, or regulations, its business, financial condition, and results of operations could be materially, adversely affected.

Healthcare Fraud and Abuse Laws

Existing federal laws, as well as similar state laws, governing Medicare, Medicaid, other government sponsored healthcare programs (“FHCPs”), and other non-governmental arrangements and interactions, impose a variety of fraud and abuse prohibitions and restrictions on healthcare companies, including Cloudmed and its provider customers. These laws are interpreted broadly and can be enforced aggressively by multiple government agencies, including the OIG, the U.S. Department of Justice, CMS, and various state agencies.

Federal and state fraud and abuse laws apply to and affect Cloudmed’s financial relationships and other ordinary and common business interactions with its customers, including hospitals, physicians, and other healthcare entities. In particular, the AKS prohibits one person from “knowingly and willfully” offering or paying any “remuneration” to another person to induce the recipient to (i) refer an individual for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare, Medicaid, or any other FHCP, or (ii) purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under an FHCP. The AKS also prohibits a person from soliciting or receiving remuneration in exchange for engaging in any of these activities. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The AKS includes statutory exceptions and regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of an exception or safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse. The AKS has been broadly interpreted by federal courts and agencies, and a violation of the AKS can potentially subject a healthcare business to government investigation, enforcement, and prosecution, which can be costly and time consuming.

Cloudmed is also subject to federal laws authorizing the imposition of criminal, civil, and administrative penalties for submitting false or fraudulent claims for reimbursement to FHCPs. These laws include the FCA, which prohibits knowingly presenting, or causing to be presented, false claims to FHCPs, including Medicare, Medicaid, TRICARE (the program for military dependents and retirees), the Federal Employees Health Benefits Program. Furthermore, the FCA does not require that the individual or company that presented or caused to be presented an allegedly false claim have actual knowledge of its falsity. The statute applies where the individual or entity acted in “reckless disregard” or in “deliberate ignorance” of the truth or falsity of the claim. The FCA also applies to the improper retention of identified overpayments and includes “whistleblower” provisions that permit private citizens to sue a claimant on behalf of the government and share in the amounts recovered under the law. Claims for services that were induced by kickbacks and in violation of the AKS may also form the basis for FCA liability. In recent years, many cases have been brought against healthcare companies by the government and by “whistleblowers,” which have resulted in judgments and settlements involving substantial payments to the government by the companies involved. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim. The cost to defend against allegations can also be substantial.

In addition, the Civil Monetary Penalties Law imposes substantial civil monetary penalties against a person or entity that engages in other prohibited activities, such as presenting or causing to be presented a claim to a FHCP that the person knows or should know is for an item or service that was not provided as claimed or for a claim that is false or fraudulent, or providing remuneration to a FHCP beneficiary that the person or entity knows or should know is likely to influence the beneficiary’s selection of a provider or supplier. Regulators also have the authority to exclude individuals and entities from participation in FHCP under the Civil Monetary Penalties Law.

The civil and administrative false claims statutes are being applied in a broad range of circumstances. For example, claims for services that are medically unnecessary or fail to meet applicable coverage standards may, under certain circumstances, violate these statutes. Claims for services that were induced by kickbacks and violations of the federal physician self-referral law, commonly referred to as the Stark Law, may also form the basis for FCA liability. Many of the laws and regulations referenced above can be used in conjunction with each other.

HIPAA also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Additionally, many of the states in which Cloudmed operates also have similar fraud and abuse focused laws that apply to its business. The scope of healthcare laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities who often have broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payer, including patients and commercial insurers, not just those reimbursed by a FHCP.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in FHCPs, and/or imprisonment (in the case of individuals).

Reimbursement

Cloudmed’s healthcare provider customers are subject to regulation by a number of governmental agencies, including those that administer FHCPs, such as the Medicare and Medicaid programs. Accordingly, Cloudmed’s customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes, and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected FHCPs, including adjustments that have reduced or increased payments to hospitals, physicians and other healthcare providers and adjustments that have affected the complexity of Cloudmed’s work and required modifications to its platforms. Similarly, healthcare reform is causing some payers to transition from volume to value-based reimbursement models, which can include risk-sharing, bundled payment and other innovative approaches. It is possible that the federal or state governments will implement additional reductions, increases, or changes in reimbursement that may adversely affect Cloudmed’s customer base or increase Cloudmed’s cost of providing services. Because most of Cloudmed’s contracts are performance fee-based (i.e. revenue is determined as a percentage of the collections Cloudmed’s solutions realize for customers), any such changes could adversely affect Cloudmed’s financial condition by reducing the reimbursement due from its customers.

Healthcare Reform

In the United States, there have been, and Cloudmed expects there will continue to be, a number of legislative and regulatory changes to the healthcare system, many of which are intended to contain or reduce healthcare costs. By way of example, the ACA substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive, and Congressional challenges to certain aspects of the ACA and on June 17, 2021, the U.S. Supreme Court reversed the lower courts’ decision and effectively dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other challenges or modifications to the ACA, if any, will impact the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order on Strengthening Medicaid and the ACA, that, among other things, directed certain federal agencies to review and reconsider their existing policies and rules affecting accessibility and affordability of healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that may reduce Medicaid coverage and enrollment.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. Due to subsequent legislative amendments to the statute, the 2% aggregated reductions will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, and a reduction of 1% from April 1, 2022 through June 30, 2022.

Renewed and reinvigorated calls for health insurance reform, as well as changes to the ACA, which could cause significant uncertainty in the United States healthcare market. Additional state and federal health care reform measures may also be adopted in the future, any of which could have a material impact on Cloudmed and its customers’ business and financial condition.

Data Privacy and Security Laws and Regulations

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information, including health information, to which Cloudmed is subject. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Cloudmed’s customers are regulated as covered entities under HIPAA. As a service provider who creates, receives, maintains, or transmits PHI on behalf of its covered entity customers, Cloudmed is a “business associate” as defined under HIPAA. As a business associate, Cloudmed is directly regulated by HIPAA and is required to, among other things, provide satisfactory written assurances to its covered entity customers through written business associate agreements that Cloudmed will provide its services in accordance with HIPAA.

Violations of HIPAA may result in civil and criminal penalties and a single breach incident can result in violations of multiple standards. Cloudmed must also comply with HIPAA’s breach notification rule. Under the breach notification rule, business associates must notify covered entities of a breach, and those covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security, or integrity of the PHI. In addition, notification must be provided to the HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. In the event of a breach, Cloudmed’s covered entity customers may require that Cloudmed provide assistance in the breach notification process and may seek indemnification and other contractual remedies.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator. In light of recent enforcement activity and statements from HHS, Cloudmed expects increased federal and state HIPAA privacy and security enforcement efforts. Further, proposed changes to HIPAA provisions may increase Cloudmed’s costs to comply.

Many states in which Cloudmed operates also have laws that protect the privacy and security of personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. Where state laws are more protective than HIPAA, Cloudmed must comply with the state laws it is subject to, in addition to HIPAA. In certain cases, it may be necessary to modify Cloudmed’s planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which Cloudmed may be subject.

In addition to HIPAA and state health information privacy laws, Cloudmed may be subject to other state and federal privacy laws, including consumer protection laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security (e.g., Section 5(a) of the FTC Act) and laws that place specific requirements on certain types of activities, such as data security. According to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of personal information and PHI; and, as a result, many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Further, Cloudmed is subject to the CCPA, which imposes obligations and restrictions on certain covered businesses regarding their collection, use, and sharing of personal information, and provides new and enhanced data privacy rights to California residents, such as affording them the right to access and delete their personal information and to opt out of certain sharing of personal information. Additionally, the CPRA was passed in November 2020 and becomes effective as of January 1, 2023, will impose additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information.

Facilities

Cloudmed’s corporate headquarters is located in Atlanta, Georgia, where Cloudmed leases approximately 45,000 square feet of space under a lease that expires in February 2029. Cloudmed also leases office space in Arizona, California, Florida, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, and Texas, and owns an approximately 7,000 square feet of office space in Florida. Cloudmed believes that its facilities are adequate for its current and anticipated future use and that it will be able to secure additional space as needed to accommodate expansion of its operations.

Legal Proceedings

From time to time, Cloudmed is subject to various legal or regulatory proceedings and claims arising in the ordinary course of its business. These may include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, and employment. Regardless of the outcome, litigation can have an adverse impact on Cloudmed because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE CLOUDMED BUSINESS

The following discussion of the financial condition and results of operations of Cloudmed should be read in conjunction with the audited consolidated financial statements of Cloudmed and the notes thereto and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Cloudmed’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

Overview

Cloudmed is a leading revenue intelligence platform that helps healthcare providers get paid for the care they provide. Cloudmed’s cloud-based platform combines intelligent automation and deep domain expertise to analyze large volumes of clinical and financial data, identify missed opportunities, and deliver additional revenue to its customers.

Cloudmed’s platform aggregates and analyzes data from over 500 million patient encounters annually and from customers accounting for over $800 billion of total hospital and physician net patient revenue in the United States. The data is comprised of demographic, clinical, and financial information that resides in disparate, unconnected IT systems and includes clinical codes, billing, eligibility, and claims data. Cloudmed applies predictive algorithms and AI to analyze the data against every type of payer contract in order to model accurate payments across healthcare provider settings. Cloudmed’s data and technology are complemented by its subject matter experts in every area of the revenue cycle, as well as its data scientists and engineers, who build its platform and develop new algorithms. The combination of technology, data, and expertise enables Cloudmed’s platform to simplify the complex revenue cycle process and transform the way providers capture revenue.

Cloudmed offers a comprehensive suite of solutions to help its customers identify and capture appropriate reimbursement from all government and commercial payers. Cloudmed’s suite of solutions is comprised of:

•	Acceleration Suite, which helps customers speed cash collection, reduce AR, and capture appropriate reimbursement;

•	Optimization Suite, which helps customers capture missed or underpaid revenue for the care they provide; and

•

Other Solutions, which includes government related solutions to help customers capture savings from government programs, as well as automation solutions to help customers eliminate complex, labor-intensive workflows through automation.

Cloudmed’s end-to-end revenue intelligence solutions drive financial improvement for customers while allowing them to focus on delivering patient care. Cloudmed delivers significant value for its customers by: (i) simplifying revenue capture by leveraging machine learning to identify revenue opportunities and automating processes needed to capture the revenue, (ii) producing a high return on investment for its customers with an average ROI of 3-5x, and (iii) providing customers with a performance-based fee model that ensures alignment of interests.

Cloudmed believes its differentiated platform translates to a compelling financial profile characterized by:

•	Strong revenue growth at scale;

•	Highly recurring revenue with significant visibility driven by increasing healthcare utilization volumes combined with continual changes to reimbursement that create persistent revenue leakage; and

•	Low customer concentration with no single customer comprising more than 5% of Cloudmed’s revenue for the year ended December 31, 2021.

Cloudmed has demonstrated an ability to drive rapid and profitable growth, supported by a consistent track record of signing, onboarding, and delivering results for existing and new customers.

Cloudmed generated revenue of $331.4 million, $168.3 million, and $119.4 million, net loss of $31.2 million, $26.4 million and $30.8 million, and Adjusted EBITDA of $133.1 million, $61.1 million, and $29.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

See “—Non-GAAP Financial Measures” below for additional information regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measures calculated in accordance with GAAP.

Summary

Cloudmed continues to make progress against its strategic initiatives. Cloudmed’s key accomplishments in 2021 include:

•

Cloudmed continued to scale the business through expansion of Cloudmed’s product offerings to existing customers and through the acquisition of new customers. In addition to expanding the breadth of Cloudmed’s capabilities and solutions through organic growth, Cloudmed continued to expand through selective acquisitions to add new technology capabilities.

•

Cloudmed continued Cloudmed’s platform investment, focusing on its automation offerings and solutions expansion including pre-payment solutions, insurance eligibility discovery, clinical documentation improvement, and others. Furthermore, Cloudmed continues to develop products to target adjacent markets, invest in additional data and analytics solutions, and evaluate other opportunities for future innovation.

•

Cloudmed continued to navigate the complex environment presented by the COVID-19 pandemic by prioritizing its customers and employees. Although patient volumes returned to near pre-pandemic volumes, customers experienced resource constraints and looked to Cloudmed to help solve their needs through its product offerings.

Key Factors Affecting Cloudmed’s Results of Operations

Cloudmed’s results of operations and financial condition have been, and will continue to be, affected by a number of factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors”. As a result, Cloudmed’s historical results of operations may not be comparable to its results of operations in future periods, and its results of operations may not be directly comparable from period to period.

Ability to Retain and Expand Offerings with Existing Customers

The long-term durability and growth of its existing revenue is driven by its ability to retain and cross-sell to existing customers. Cloudmed believes its platform is well suited to be cross sold to its customer base because of the attractive ROI it generates for its customers, Cloudmed’s low risk fee model and low implementation requirements. Furthermore, because of its effective and comprehensive suite of solutions, Cloudmed’s customers often consolidate with Cloudmed and replace smaller niche software and services vendors. Cloudmed’s continued to expand its solution offerings across its existing customer base. In 2021, the majority of Cloudmed’s bookings were from additional products cross-sold into existing customers. Cloudmed’s ability to continue to uncover revenue opportunities for longstanding customers is reflected in its net revenue retention rate of 117% for the year ended December 31, 2021. Cloudmed calculates net revenue retention rate by dividing the trailing twelve months of revenue at the end of the current quarter by revenue for the trailing twelve months in the current corresponding quarter in the prior year from those same customers. The population of customers used are customers that generated revenue in the trailing twelve months of the current quarter ended in the prior year. Net revenue retention rate includes any expansion of revenue from existing customers and is net of revenue contraction and customer attrition. It also excludes revenue from new customers acquired in the last twelve months.

Ability to Attract New Customers

Cloudmed is also focused on attracting new customers, and expects to continue to invest in its sales and marketing efforts to drive new customer acquisition. In 2021, Cloudmed acquired 17 new customers through its organic sales process, indicating continued growth into unpenetrated whitespace.

Investment in Growth and Technology

Cloudmed plans to continue to invest in sustaining its significant growth and its ability to support a larger customer base over time. Achievement of Cloudmed’s growth strategy will require additional investments and result in higher expenses incurred, particularly in developing new solutions, enhancing existing solutions, as well as investments in technology and human resources, as it aims to achieve this growth without diluting or decreasing the level and quality of services Cloudmed provides. Developing and enhancing Cloudmed’s solutions can be time- and resource-intensive, and even once Cloudmed launches a new solution, it can take a significant amount of time to contract with customers and provide them with its suite of technology and data analytics tools before they begin generating revenue. This may increase costs for one or more periods before it begins generating revenue from new solutions. In addition, Cloudmed will continue to invest in its technology platform to empower its customers to further improve their results and optimize efficiencies. However, Cloudmed’s investments may be more expensive or take longer to develop than it expects and may not result in operational efficiencies.

Business Combinations and Divestitures

For the year ended December 31, 2021 Cloudmed has completed four acquisitions: (i) Data Bound Solutions, a provider of robotic process automation software and services to hospitals and health systems, for a purchase price of $12.9 million; (ii) Managed Care Revenue Consulting Group, a growing provider in revenue cycle solutions for hospital networks, for a purchase price of $29.4 million; (iii) Eligibill, a leading provider of insurance discovery services for hospitals and healthcare systems, for a purchase price of $3.4 million; and (iv) Par8o, an innovative healthcare technology company specializing in 340B discovery and patient referral management technology services, for a purchase price of $196.7 million. During 2020, Cloudmed acquired Praxis and Triage and divested its Professional and Advisory consulting services. Cloudmed acquired Washington & West in 2019. Cloudmed’s acquisitions expanded its offerings available to customers and increased its data set which broadens Cloudmed’s visibility into payment trends and enhances its analytic capabilities across customers. The results of operations and financial condition of acquired and divested businesses have been included in its consolidated statements of operations and consolidated balance sheets from the date of acquisition or divestiture, as applicable. See Note 3 to Cloudmed’s audited consolidated financial statements for additional information with respect to these transactions.

COVID-19

In March 2020, the World Health Organization characterized the COVID-19 outbreak as a global pandemic. The COVID-19 pandemic has led to adverse impacts on the U.S. and global economies and created uncertainty regarding its duration and impact to Cloudmed’s customers, associates, and vendors.

Although Cloudmed has seen fluctuations in case counts with the emergence of different variants of the COVID-19 virus as the pandemic has evolved over the last two years, patient volumes mostly recovered during 2021 to pre-pandemic levels, though Cloudmed cannot precisely quantify the impact of the COVID-19 pandemic due to the numerous other variables that may be unrelated. Moreover, Cloudmed cannot predict the extent to which its business, results of operations, financial condition, or liquidity will ultimately be impacted based on the timing and severity of the pandemic. However, Cloudmed continues to assess its impact on its business and is actively managing its response.

In response to the pandemic in early 2020, Cloudmed initiated a number of internal actions and those actions have continued into 2021 to ensure the health, safety, and wellness of its workforce; uninterrupted support for its customers and communities they serve; and business and operational continuity. Cloudmed’s efforts have included repositioning its workforce to a work-from-home environment, restricting all non-essential travel, and permanently closing certain satellite offices. Cloudmed also deferred certain payroll tax remittances to the federal government as allowed under the CARES Act, allowing Cloudmed to shift cash outflows from 2020 to 2021 and 2022. As Cloudmed navigates the uncertainties of the pandemic, its focus has been on the health and safety of its employees, while balancing long-term growth opportunities with short-term challenges. Cloudmed continued to operate effectively in a remote work environment throughout the COVID-19 pandemic without sacrificing the value delivered to its customers. Cloudmed also expects to continue operating in a flexible workplace environment in the future.

See “Risk Factors—The COVID-19 pandemic has adversely impacted and may continue to adversely impact Cloudmed’s business, results of operations, and financial condition, its employees and customers, and the industry in which Cloudmed operates.”

Components of Cloudmed’s Results of Operations

Revenue

Cloudmed derives revenues from a variety of solutions that cover phases from pre-claim to post-claim reimbursement status in order to identify underpaid or unidentified revenue on behalf of its customers. The significant majority of its contracts are performance-fee based on value delivered to customers, although there are some customers with fixed fee or time and material contracts. While contract terms vary by customer, generally most of Cloudmed’s contracts are renewed on an annual basis. Consistent Net Patient Revenue or discharges across its customer base, consistent finding rates over time and contractual fee rates result in high visibility into its revenue stream given the reoccurring nature of transactions or findings. Cloudmed recognizes revenue based on a distinct performance obligation over time as the customer simultaneously receives and consumes the benefits of the services executed throughout the contract period.

Operating Expenses

Cost of Operations, including technology. Consists of direct costs associated with generating revenue. These costs include salaries, wages and benefits expense for Cloudmed’s coding auditors, reimbursement specialists, and customer delivery personnel that validate findings identified through its technology solutions. Technology expenses are included within cost of operations. Technology expense consists of maintenance of its platform, management of its network and infrastructure capabilities, and management of its information security, business continuity functions, costs related to its cloud-based computing services, software licensing and maintenance, telecommunications, and other data processing functions. Cloudmed does not allocate depreciation and amortization to cost of operations.

General and Administrative Expenses (“SG&A”). Consists of salaries, related benefits, and other personnel expense for employees who do not have a direct role associated with revenue generation. These functions include finance, human resources, legal, and other administrative roles. SG&A costs also include rent and occupancy costs, telecommunications costs, insurance premiums, and professional services, including legal, audit, tax and advisory fees.

Depreciation and Amortization. Consists primarily of depreciation of fixed assets, amortization of capitalized software development costs, and amortization of intangible assets. Depreciation and amortization also includes impairment associated with certain trade names.

Transaction Expenses. Consists primarily of professional services incurred in connection with acquisitions and divestitures, strategic investments, and other integration-type expenses.

Net (Gain) Loss related to Earn-out Liabilities. The (gain)/loss related to earn-out liabilities is a result of the fair value remeasurement of the contingent consideration associated with a business combination assumed at the acquisition date.

Other. Consists of (gain) loss on disposal of fixed assets and franchise, property, sales and state taxes.

Overall, Cloudmed’s cost structure allows it to adjust quickly to meet the needs of Cloudmed’s business. Operating expenses are influenced by the mix of solutions and customers that contribute to Cloudmed’s revenues for any given period. Cloudmed regularly reviews expenses and investments in the context of revenue growth and any shifts it sees in cost of operations in order to align with its overall financial objectives.

Non-Operating (Income) Expense

Interest Expense, net. Consists of interest income, accrued interest expense and related payments on Cloudmed’s outstanding long-term debt and Revolving Credit Facility, as well as the amortization of debt issuance costs.

Income Tax Expense (Benefit)

Revint Holdings is considered a partnership for U.S. federal tax purposes and all income is passed through to its shareholders. Revint Holdings has five subsidiaries that were formed as “C-corporations” that are subject to U.S. federal income tax.

Comparison of the Years Ended December 31, 2021 and 2020

Results of Operations

The following table summarizes Cloudmed’s results of operations for the periods indicated.

	Year Ended December 31,				Variance
	2021		2020
in thousands, except for percentages	$	% of Revenue	$	% of Revenue	$	%
Revenue	$331,377	100.0%	$168,282	100.0%	$163,095	96.9%
Operating expenses
Cost of operations, including technology (exclusive of depreciation and amortization below)	158,147	47.7	81,416	48.4	76,731	94.2
Sales, general and administrative	88,525	26.7	45,118	26.8	43,407	96.2
Depreciation and amortization	44,825	13.5	31,625	18.8	13,200	41.7
Transaction expenses	18,831	5.7	15,641	9.3	3,190	20.4
Net (gain) loss related to earn-out liabilities	8,953	2.7	(7,385)	(4.4)	16,338	(221.2)
Other	1,681	0.5	1,396	0.8	285	20.4

Total operating expenses	320,962	96.9	167,811	99.7	153,151	91.3

Income (loss) from operations	10,415	3.1	471	0.3	9,944	2111.3
Non-operating (income) expense
Interest expense, net	43,373	13.1	26,782	15.9	16,591	61.9

Non-operating (income) expense	43,373	13.1	26,782	15.9	16,591	61.9

Income (loss) before income taxes	(32,958)	(9.9)	(26,311)	(15.6)	(6,647)	25.3
Income tax (benefit)	(1,802)	(0.5)	122	0.1	(1,924)	(1577.0)

Net income (loss)	$(31,156)	(9.4)%	$(26,433)	(15.7)%	$(4,723)	17.9%

Revenue

Revenue was $331.4 million for the year ended December 31, 2021 compared to $168.3 million for the year ended December 31, 2020. The total increase in revenue was driven by growth from new business expansion from existing customers, new customer acquisitions and growth from the Triage business acquired in October 2020. See “—Key Factors Affecting Cloudmed’s Results of Operations—Business Combinations and Divestitures.”

Operating Expense

Cloudmed’s total operating expenses increased $153.2 million, or 91.3%, to $321.0 million for the year ended December 31, 2021. Operating expenses are comprised of:

•

Cost of Operations, including technology - Cost of Operations increased by $76.7 million, or 94.2%, to $158.1 million for the year ended December 31, 2021. As a percentage of revenue, cost of operations was 47.7% for the year ended December 31, 2021, compared to 48.4% for the year ended December 31, 2020. The decrease in costs of operations as a percentage of revenue for the year ended December 31, 2021 primarily reflects leverage from operational efficiencies executed across the business, as resources for certain solutions were combined and managed collectively. Cost of operations includes technology expense of $33.0 million and $17.6 million for the years ended December 31, 2021 and 2020, respectively. Equity - based compensation included in cost of operations was $1.8 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively.

•

Sales, General and Administrative Expenses - SG&A expense increased $43.4 million, or 96.2%, to $88.5 million for the year ended December 31, 2021. As a percentage of revenue, SG&A expense was consistent at 26.7% for the year ended December 31, 2021, compared to 26.8% for the year ended December 31, 2020. Equity-based compensation included in SG&A was $3.4 million and $2.7 million for the years ended December 31, 2021 and 2020, respectively.

•

Depreciation and Amortization - Depreciation and amortization increased $13.2 million, or 41.7%, to $44.8 million for the year ended December 31, 2021. As a percentage of revenue, depreciation and amortization was 13.5% for the year ended December 31, 2021 compared to 18.8% for the year ended December 31, 2020. The decrease in depreciation and amortization as a percentage of revenue primarily reflects leverage from increased growth in revenue partially offset by additional intangible asset amortization associated with acquisitions. The $5.5 million impairment charge associated with certain trade names as a result of rebranding the company in 2020 also contributed to the decrease in depreciation and amortization as a percentage of revenue for the year ended December 31, 2021.

•

Transaction Expenses - Transaction expenses increased $3.2 million to $18.8 million for the year ended December 31, 2021. The increase in transaction expenses is related to the four acquisitions completed in 2021 combined with the treatment of share-based awards for Par8o. In connection with the completion of the Par8o acquisition, all share-based awards were cash settled at the discretion of Cloudmed. The portion of the fair value of the awards not attributed to services previously provided of $14.1 million was included as post-combination expense within transaction expenses on Cloudmed’s consolidated statement of operations for the year ended December 31, 2021.

•

Net (Gain) Loss Related to Earn-out Liabilities - For the year ended December 31, 2021, Cloudmed recorded a net loss of $9.0 million related to earn-out liabilities. This net loss was attributable to performance factors from earn-outs exceeding initial expectations assumed at the time of the purchase price, primarily relating to MCRC, resulting in a loss of $9.0 million on earn-out liabilities.

•

Other - Other increased $0.3 million to $1.7 million for the year ended December 31, 2021. The increase is primarily due to increases in state taxes and sales taxes partially offset by a gain on disposal of fixed assets during the year ended December 31, 2021.

Non-Operating (Income) Expense

Non-operating (income) expense increased $16.6 million, or 61.9%, to $43.4 million for the year ended December 31, 2021 from $26.8 million for the year ended December 31, 2020. The increase in non-operating

(income) expense primarily reflected higher interest expense resulting from the increased debt incurred to fund the Triage acquisition in October 2020. The weighted average debt outstanding as of December 31, 2021, was $663.2 million, compared to $345.2 million as of December 31, 2020.

Income Tax Expense (Benefit)

Income tax benefit was $1.8 million for the year ended December 31, 2021, which represents a $1.9 million decrease in Cloudmed’s income tax expense compared to the year ended December 31, 2020. This decrease was primarily driven by the release of a valuation allowance in connection with the Investment in Revint Intermediate III and a provision to return adjustment for a federal refund received in 2021.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes Cloudmed’s results of operations for the periods indicated.

	Year Ended December 31,				Variance
	2020		2019
in thousands, except for percentages	$	% of Revenue	$	% of Revenue	$	%
Revenue	$168,282	100.0%	$119,377	100.0%	$48,905	41.0%
Operating expenses
Cost of operations, including technology (exclusive of depreciation and amortization below)	81,416	48.4	64,500	54.0	16,916	26.2
Sales, general, and administrative	45,118	26.8	31,243	26.2	13,875	44.4
Depreciation and amortization	31,625	18.8	17,651	14.8	13,974	79.2
Transaction expenses	15,641	9.3	1,803	1.5	13,838	767.5
Net (gain) loss related to earn-out liabilities	(7,385)	(4.4)	26,357	22.1	(33,742)	(128.0)
Other	1,396	0.8	378	0.3	1,018	269.3

Total operating expenses	167,811	99.7	141,932	118.9	25,879	18.2

Income (loss) from operations	471	0.3	(22,555)	(18.9)	23,026	(102.1)
Non-operating (income) expense
Interest expense, net	26,782	15.9	14,526	12.2	12,256	84.4

Non-operating (income) expense	26,782	15.9	14,526	12.2	12,256	84.4

Income (loss) before income taxes	(26,311)	(15.6)	(37,081)	(31.1)	10,770	(29.0)
Income tax expense (benefit)	122	0.1	(6,327)	(5.3)	6,449	101.9

Net income (loss)	$(26,433)	(15.7)%	$(30,754)	(25.8)%	$4,321	(14.1)%

Revenue

Revenue was $168.3 million for the year ended December 31, 2020 compared to $119.4 million for the year ended December 31, 2019. The total increase of $48.9 million was driven by net acquisition and divestiture activity that added $46.6 million in incremental revenue. Organic revenue growth in 2020 was impacted by lower customer patient volumes and delays in implementations due to the COVID-19 pandemic.

Operating Expenses

Cloudmed’s total operating expenses increased $25.9 million, or 18.2%, to $167.8 million for the year ended December 31, 2020. Operating expenses are comprised of:

•	Cost of Operations, including technology - Cost of Operations increased $16.9 million, or 26.2%, to $81.4 million for the year ended December 31, 2020. As a percentage of revenue, cost of operations was 48.4% for the year ended December 31, 2020 compared to 54.0% for the year ended December 31, 2019. The decrease in costs of operations as a percentage of revenue was primarily driven by operational efficiencies executed across Cloudmed’s operations, as resources for certain solutions were combined and managed collectively. Cost of operations includes technology expense of $17.6 million and $10.7 million for the year ended December 31, 2020 and 2019, respectively. Equity-based compensation included in cost of operations was $0.7 million and $0.4 million for the year ended December 31, 2020 and 2019, respectively.

•

Sales, General, and Administrative Expenses - SG&A expense increased $13.9 million, or 44.4%, to $45.1 million for the year ended December 31, 2020. As a percentage of revenue, SG&A was 26.8% for the year ended December 31, 2020 compared to 26.2% for the year ended December 31, 2019. The slight increase in SG&A as a percentage of revenue was primarily due to equity-based compensation awards granted as a result of new executives hired across the business combined with awards granted as part of the Triage acquisition offset by efficiencies across Cloudmed’s corporate functions combined with lower marketing and travel costs associated with COVID-19. Equity based compensation included in SG&A was $2.7 million and $1.4 million for the year ended December 31, 2020 and 2019, respectively.

•

Depreciation and Amortization - Depreciation and amortization increased $14.0 million, or 79.2%, to $31.6 million for the year ended December 31, 2020. As a percentage of revenue, depreciation and amortization was 18.8% for the year ended December 31, 2020 compared to 14.8% for the year ended December 31, 2019. The increase in depreciation and amortization as a percentage of revenue was primarily driven by a $5.5 million impairment charge associated with certain trade names as a result of rebranding the company in late 2020.

•

Transaction Expenses - Transaction expenses increased $13.8 million to $15.6 million for the year ended December 31, 2020. The increase was primarily due to the Praxis and Triage acquisitions, which both closed in 2020.

•

Net (Gain) Loss Related to Earn-out Liabilities - Net (gain) loss related to earn-out liabilities decreased by $33.7 million, or 128.0%, resulting in a net gain of $7.4 million for the year ended December 31, 2020 compared to a net loss of $26.4 million for the year ended December 31, 2019. In 2019, revenue for earn-outs exceeded initial expectations assumed at the time of the purchase price resulting in a loss of $26.4 million on earn-out liabilities. In 2020, the minimum threshold associated with the Washington & West and other earn-outs did not achieve the minimum requirements for payment and a gain of $7.4 million was recorded.

•

Other - Other increased $1.0 million to $1.4 million for the year ended December 31, 2020. The increase in other is primarily due to disposal of property, plant and equipment associated with lease terminations.

Non-Operating (Income) Expense

Non-operating (income) expense increased $12.3 million, or 84.4%, to $26.8 million for the year ended December 31, 2020 from $14.5 million for the year ended December 31, 2019. The increase in non-operating (income) expense primarily reflected higher interest expense resulting from an increase in debt incurred to fund acquisitions closed in 2020. The weighted average debt outstanding in 2020 was $345.2 million compared to $189.1 million in 2019. See Note 8 to Cloudmed’s audited consolidated financial statements for additional information with respect to Cloudmed’s debt instruments.

Income Tax Expense (Benefit)

Income tax expense was $0.1 million for the year ended December 31, 2020, which was an increase of $6.4 million compared to the year ended December 31, 2019. This increase was primarily due to the tax effect of the basis difference in certain entities classified as corporations in Cloudmed’s legal entity structure. The change was offset by the establishment of a full valuation allowance on Cloudmed’s deferred tax assets due to the uncertainty of realizing the tax benefits during the year ended December 31, 2019.

Liquidity and Capital Resources

Overview

Liquidity describes Cloudmed’s ability to generate sufficient cash flows to meet the cash requirements of Cloudmed’s business operations, including working capital needs to meet operating expenses, debt service, acquisitions, and other commitments and contractual obligations. Cloudmed considers liquidity in terms of cash flows from operations and their sufficiency to fund Cloudmed’s operating and investing activities. Cloudmed’s primary sources of liquidity are Cloudmed’s existing cash and cash equivalents, cash provided by operating activities and borrowings under the 2020 Credit Facility described in “—Indebtedness” below. As of December 31, 2021, Cloudmed had unrestricted cash and cash equivalents of $18.8 million and $75.0 million available under Cloudmed’s revolving credit facility. As of December 31, 2021, Cloudmed’s had $874.6 million of gross debt outstanding.

Cloudmed’s principal liquidity needs have been, and Cloudmed expect them to continue to be, working capital and general corporate needs, debt service, and capital expenditures. Expected cash required to meet obligations related to retention payouts associated with acquisitions is $68.3 million through 2024. Cloudmed’s capital expenditures to support growth in the business were $11.2 million, $9.5 million and $6.7 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Cloudmed believe that Cloudmed’s cash flow from operations, availability under the 2020 Credit Facility and available cash and cash equivalents will be sufficient to meet Cloudmed’s liquidity needs over the next 12 months. Cloudmed cannot assure you that Cloudmed will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, Cloudmed’s liquidity and Cloudmed’s ability to meet Cloudmed’s obligations and fund Cloudmed’s capital requirements are also dependent on Cloudmed’s future financial performance, which is subject to general economic, financial, and other factors that are beyond Cloudmed’s control. Accordingly, Cloudmed cannot assure you that Cloudmed’s business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet Cloudmed’s liquidity needs.

Indebtedness

As of December 31, 2019 Cloudmed had $228.9 million of debt outstanding under Cloudmed’s prior credit facility with Ares Capital Corporation, which was initially entered into in December 2017 (as amended, the “2017 Credit Facility”). The 2017 Credit Facility provided for an aggregate of $231.5 million in term loan commitments and $20.0 million in revolving credit commitments. In addition, as of December 31, 2019, Cloudmed had $14.1 million of debt outstanding under a demand note under a Loan Authorization Agreement with Bank of Montreal (the “BOM Loan”) entered into in June 2019.

The 2020 Credit Facility originally allowed for borrowings up to $715.0 million consisting of $640.0 million in initial term loans and $75.0 million in revolving credit commitments. The obligations under Cloudmed’s 2020 Credit Facility are guaranteed by Cloudmed’s existing and future material subsidiaries and secured by substantially all of Cloudmed’s and Cloudmed’s subsidiary guarantor’s assets, other than certain excluded assets. Borrowings under Cloudmed’s 2020 Credit Facility bear interest at a rate of LIBOR (with a floor of 0.5%) plus 4.25% per annum. Cloudmed’s 2020 Credit Facility matures on October 15, 2027. Further, interest on any outstanding borrowings under Cloudmed’s 2020 Credit Facility is calculated based on LIBOR.

Concurrent with the closing of the 2020 Credit Facility, Cloudmed borrowed $640.0 million in term loans. The proceeds from the term loans were used to repay in full all of Cloudmed’s outstanding indebtedness, including the 2017 Credit Facility, and pay certain fees, premiums, expenses, and other transaction costs associated with the acquisition of Triage. As of December 31, 2020, Cloudmed had $603.4 million of net debt outstanding under the 2020 Credit Facility.

On December 15, 2021, Cloudmed amended Cloudmed’s 2020 Credit Facility to allow for an Incremental Term Loan in the amount of $240.0 million. The Incremental Term Loan is subject to the same terms applicable to the 2020 Credit Facility. These funds were utilized to fund the acquisition of Par8o and to repay the $27.0 million then outstanding under the Revolving Credit Agreement.

The 2020 Credit Facility contains customary affirmative and negative covenants, including a “springing” financial covenant for the benefit of the revolving credit lenders under the 2020 Credit Facility requiring Cloudmed to maintain a first lien net leverage ratio of 7.75:1.00 if on the relevant test date the aggregate outstanding amount of revolving credit loans and letters of credit (excluding the issued and undrawn letters of credit and cash collateralized letters of credit) exceed 35% of the aggregate amount of the revolving credit commitments under the initial 2020 Credit Facility. This ratio is calculated as the consolidated first lien debt as of the last day of the test period, minus an amount equal to the unrestricted cash amount as of such date, to the Consolidated EBITDA (as defined in the 2020 Credit Facility) for such test period. As of December 31, 2021, Cloudmed was in compliance with these covenants.

See Note 8 to Cloudmed’s audited consolidated financial statements for additional information with respect to its debt instruments. After the closing of the Transactions, all of Cloudmed’s outstanding debt obligations are expected to be refinanced under R1 and Cloudmed is not expected to have any indebtedness.

Off-balance Sheet Arrangements

Except for operating leases entered into in the normal course of business, Cloudmed did not have during the periods presented, and Cloudmed does not currently have, any off-balance sheet arrangements, as defined by SEC rules.

Cash Flows

The following table sets forth Cloudmed’s cash flows for the periods indicated:

	Year Ended December 31,
in thousands	2021	2020	2019
Net cash provided by (used in) operating activities	$369	$(4,080)	$(998)
Net cash provided by (used in) investing activities	(246,643)	(491,800)	(86,744)
Net cash provided by (used in) financing activities	210,597	546,548	90,289
Cash and cash equivalents at beginning of period	54,472	3,804	1,257
Cash and cash equivalents at end of period	18,795	54,472	3,804

Operating Activities

Net cash provided by operating activities was $0.4 million for the year ended December 31, 2021, compared to net cash used in operating activities of $4.1 million for the year ended December 31, 2020, an increase of $4.4 million. This increase in cash provided by operating activities was primarily driven by cash generated from results of operations adjusted for non-cash items providing $22.3 million offset by $20.7 million in cash outflows resulting from the timing of changes in certain assets and liabilities and a $2.3 million decrease in cash payments related to earn-outs that were in excess of the fair value recorded at the time of acquisition.

Net loss was $31.2 million for the year ended December 31, 2021, as compared to $26.4 million for the year ended December 31, 2020, an increase of $4.7 million.

Net cash used in operating activities was $4.1 million for the year ended December 31, 2020, compared to $1.0 million cash used in operating activities for the year ended December 31, 2019, an increase of $3.1 million. This increase in cash used in operating activities was primarily driven by cash generated from results of operations adjusted for non-cash items resulting in cash outflows of $1.6 million and an $11.7 million cash payment related to an earn-out that was in excess of the fair value recorded at the time of acquisition. These cash outflows were offset by a $10.7 cash inflow resulting from the timing of changes in certain assets and liabilities.

Net loss was $26.4 million for the year ended December 31, 2020, as compared to $30.8 million for the year ended December 31, 2019, a decrease of $4.3 million.

Investing Activities

Net cash used in investing activities was $246.6 million for the year ended December 31, 2021, a decrease of $245.2 million, compared to net cash used in investing activities of $491.8 million for the year ended December 31, 2020. This decrease was primarily the result of $233.1 million related to acquisitions closed in 2021 compared to $481.5 million related to acquisitions closed in 2020. Capital expenditures for internal-use software were $11.2 million for the year ended December 31, 2021 compared to $9.5 million for the year ended December 31, 2020. The $1.7 million increase in capital expenditures for internal-use software was primarily driven by additional investments in Cloudmed’s technology platform to support future growth.

Net cash used in investing activities was $491.8 million for the year ended December 31, 2020, an increase of $405.1 million, compared to net cash used in investing activities of $86.7 million for the year ended December 31, 2019. This increase was primarily the result of $481.5 million related to acquisitions closed in 2020 compared to $78.9 million related to acquisitions closed in 2019. Capital expenditures for internal-use software were $9.5 million for the year ended December 31, 2020 compared to $6.7 million for the year ended December 31, 2019. The $2.8 million increase in capital expenditures for internal-use software was primarily driven by additional investments in Cloudmed’s technology platform to support future growth.

Financing Activities

Net cash provided by financing activities was $210.6 million for the year ended December 31, 2021, a decrease of $336.0 million, compared to net cash provided by financing activities of $546.5 million for the year ended December 31, 2020. The source of cash for the year ended December 31, 2021 was primarily driven by net proceeds of $227.9 million related to activity associated with the 2020 Credit Facility. These cash inflows were offset by $12.7 million of earn-out payments from historical acquisitions.

Net cash provided by financing activities was $546.5 million for the year ended December 31, 2020, an increase of $456.3 million, compared to net cash provided by financing activities of $90.3 million for the year ended December 31, 2019. The source of cash for the year ended December 31, 2020 was primarily driven by net proceeds of $345.5 million related to activity associated with the 2020 Credit Facility and $253.0 million from member contributions. These cash inflows were offset by $34.2 million of earn-out payments from historical acquisitions.

Non-GAAP Financial Measures

Cloudmed uses the non-GAAP financial measures Adjusted EBITDA and Adjusted EBITDA Margin to supplement its consolidated financial statements, which are presented in accordance with GAAP. Adjusted EBITDA is used by management to evaluate the financial performance of Cloudmed’s business and Cloudmed believes that Adjusted EBITDA provides a useful measure to investors to assess Cloudmed’s operating performance because it eliminates the impact of certain items that may not be indicative of Cloudmed’s operating results. In addition, Cloudmed believes that Adjusted EBITDA Margin is helpful to investors in measuring the profitability of Cloudmed’s operations on a consolidated level.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and when assessing Cloudmed’s operating performance, you should not consider these non-GAAP financial measures in isolation or as substitutes for net income (loss), the most directly comparable financial measures calculated in accordance with GAAP, or other consolidated income statement data prepared in accordance with GAAP. Other companies may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than Cloudmed does, limiting its usefulness as a comparative measure.

Cloudmed defines Adjusted EBITDA as net income (loss) excluding interest expense, net, income tax expense (benefit), depreciation and amortization, impairment, (gain) loss on acquisition earn-out, integration and strategic initiatives, severance, retention, recruiting, equity-based compensation, and other expenses. Cloudmed defines Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

Adjusted EBITDA increased by $72.0 million, or 117.8%, to $133.1 million for the year ended December 31, 2021 compared to $61.1 million for the year ended December 31, 2020. Adjusted EBITDA Margin increased to 40.2% for the year ended December 31, 2021 compared to 36.3% for the year ended December 31, 2020. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is due to the flow through from the increase in revenue driven by new and expanded customer implementations, acquisitions closed in 2020, and efficiencies across Cloudmed’s cost of operations.

Adjusted EBITDA increased by $31.8 million, or 108.4%, to $61.1 million for the year ended December 31, 2020 compared to $29.3 million for the year ended December 31, 2019. Adjusted EBITDA Margin increased to 36.3% for the year ended December 31, 2020 compared to 24.5% for the year ended December 31, 2019. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is due to the increase in revenue combined with efficiencies across Cloudmed’s cost of operations and SG&A expenses.

The following table presents reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented above to net income (loss), the most directly comparable financial measures presented in accordance with GAAP:

	For the Year Ended December 31,
in thousands	2021	2020	2019
Revenue	$331,377	$168,282	$119,377

Net income (loss)	(31,156)	(26,433)	(30,754)
Adjustments:
Interest expense, net	43,373	26,782	14,526
Income tax expense (benefit)	(1,802)	122	(6,327)
Depreciation and amortization	44,825	26,152	17,651
Impairment	—	5,473	—
(Gain) loss on acquisition earn-out(1)	8,953	(7,385)	26,357
Integration and strategic initiatives(2)	33,137	20,763	5,343
Severance, retention, recruiting(3)	28,891	10,870	790
Equity-based compensation(4)	5,233	3,398	1,741
Other (5)	1,681	1,322	(23)

Total adjustments	164,291	87,497	60,058

Adjusted EBITDA	$133,135	$61,064	$29,304

Net income (loss) margin	(9.4)%	(15.7)%	(25.8)%

Adjusted EBITDA Margin	40.2%	36.3%	24.5%

(1)	Represents non-cash earn-out revaluation gains/losses related to historical business combinations. Management excludes these gains/losses when evaluating the on-going performance of the business.
(2)

Represents transaction costs, strategic and integration costs associated with acquisitions, rent/lease consolidation costs, IPO preparation fees, third party advisory expenses. Management excludes these costs when evaluating the on-going performance of the business. Amounts included in integration and strategic initiatives are as follows:

	For the Year Ended December 31,
in thousands	2021	2020	2019
Transaction costs	$18,831	$15,370	$650
Other integration and strategic costs	7,211	2,314	4,433
Rent/lease consolidation costs	80	2,990	244
IPO readiness costs	5,869	—	—
Third party advisory costs	1,146	89	16

Integration and strategic initiatives	$33,137	$20,763	$5,343

(3)

Represents costs associated with acquisitions and restructuring of operations to achieve efficiencies. Management excludes these costs when evaluating the performance of the on-going business. Amounts included within severance, retention, recruiting are as follows:

	For the Year Ended December 31,
in thousands	2021	2020	2019
Severance	$605	$3,160	$790
Retention	26,043	5,158	—
Recruiting	2,243	2,552	—

Severance, retention, recruiting	$28,891	$10,870	$790

(4)

Represents non-cash expense related to equity incentive awards, including profit interest units and restricted units, granted to certain employees, officers and non-employee directors as long-term incentive compensation. Cloudmed recognizes the related expense for these awards ratably over the vesting period or as achievement of performance criteria become probable.

(5)

Represents gains and losses associated with the sale of certain assets, other gains and losses, and state and local taxes. Management excludes these gains and losses when evaluating the on-going performance of the business.

Quantitative and Qualitative Disclosures about Market Risks

In the ordinary course of Cloudmed’s business activities, Cloudmed is exposed to market risks that are beyond its control and which may have an adverse effect on the value of its financial assets and liabilities, future cash flows and earnings. The market risks that Cloudmed is exposed to primarily relate to changes in interest rates associated with its long-term debt obligations and cash and cash equivalents.

At December 31, 2021, Cloudmed had total variable rate debt outstanding under its 2020 Credit Facility of $874.6 million. If the effective interest rate of its variable rate debt outstanding as of December 31, 2021 were to increase by 100 basis points (1%), its annual interest expense would increase by approximately $8.7 million, assuming no change in the volume or composition of its outstanding indebtedness and no hedging activity. See Note 8 to its consolidated financial statement for additional information with respect to its debt instruments.

Critical Accounting Estimates

Cloudmed’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires Cloudmed to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, Cloudmed evaluates its estimates and assumptions. Cloudmed’s actual results may differ from these estimates under different assumptions or conditions.

Cloudmed’s significant accounting policies are disclosed in Note 2 to its audited consolidated financial statements. An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies Cloudmed believes to reflect its more significant estimates, judgments, and assumptions and are most critical to understanding and evaluating its reported financial results are revenue recognition and contract assets, goodwill and other intangible assets, equity-based compensation and fair values of assets acquired and liabilities assumed from acquisitions.

Revenue Recognition

Cloudmed recognizes revenue when control of the promised goods or services are transferred to the customer in an amount that reflects the consideration Cloudmed expects to be entitled to in exchange for transferring those goods or services. Cloudmed applies the following five-step model to determine this amount: (1) identify the contract, (2) identify the performance obligation, (3) determine the transaction price, (4) allocate the transaction price and (5) recognize revenue.

The unit of measure for revenue recognition is a performance obligation, which is a promise in a contract to transfer a distinct or series of distinct goods or services to a customer. The transaction price is identified as the estimate of total consideration in the contract. The transaction price is allocated to each distinct performance obligation and recognized as revenue as the performance obligation is satisfied.

The accounting estimates and assumptions related to the recognition of revenue require Cloudmed to make significant judgments related to the determination of the transaction price of the contract.

The transaction price of a contract should reflect the ultimate amount of consideration that Cloudmed expects to receive from the customer. The transaction price represents the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Transaction prices can be fixed or variable based on established terms within a contract. Variable consideration is included in the transaction price only to the extent that it is probable that there will not be a significant reversal in the amount of cumulative revenue recognized when the uncertainty associated with the variable consideration is resolved.

A substantial majority of Cloudmed’s revenue is derived from performance fees and requires Cloudmed to estimate the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services. Cloudmed also applies a constraint to these estimates as the performance fee is derived from a specified percentage of the amount recovered by the customer based on the underpaid or unidentified revenue discovered through its clinical and coding review services. The determination of the estimated consideration involves significant judgment when determining the most appropriate method for calculating the variable amount of consideration, application of this method and application of the constraint to the variable consideration.

When determining the appropriate method for estimating variable consideration, an entity should choose whichever method will better predict the amount of consideration to which it will become entitled. A majority of Cloudmed’s contracts have similar characteristics and the outcomes of each are independent of the others, therefore Cloudmed has chosen to apply the expected value method which considers a probability-weighted value for a range of possible outcomes. In applying the expected value method, Cloudmed has chosen to use a portfolio of historical data, to best estimate the consideration to which it will be entitled. Cloudmed then applies a constraint to adjust for the historical correlation between the actual and preliminary calculated expected cash flows. This constraint is applied to prevent reversals of revenue in future periods and is calculated using historical data.

To the extent that consideration cannot be reasonably estimated prior to, or during, the performance of services, revenue is constrained until such amounts can be reasonably estimated. Although Cloudmed’s estimates are based on the information available to Cloudmed at each reporting date, several factors may cause actual revenue earned to differ from the estimates recorded each period. These factors include, but are not limited to, changes in the constraint due to a change in the correlation of actual and expected cash flows.

Goodwill and Other Identifiable Intangible Assets

Assets acquired and liabilities assumed in connection with Cloudmed’s acquisitions are recorded at their respective fair values. Goodwill represents the excess of the purchase price of an acquired company over the fair value of its identifiable assets, including identified intangible assets. Cloudmed recognizes identifiable intangibles, such as customer relationships, developed internal-use software, trade names, and intellectual property when a specific right or contract is acquired. Cloudmed’s determination of the fair value of the intangible assets and whether or not these assets may be impaired following their acquisition requires it to apply significant judgments and make significant estimates and assumptions regarding future cash flows. If Cloudmed changes its strategy or if market conditions shift, its judgments and estimates may change, which may result in adjustments to recorded asset balances. Intangible assets with finite useful lives are amortized over their estimated useful lives whereas goodwill and intangible assets with indefinite useful lives are assessed for impairment, at least annually.

Cloudmed assesses goodwill for impairment at least annually, during the fourth quarter, and more frequently if indicators of impairment exist. Application of the impairment test for goodwill requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. A reporting unit is an operating segment or one level below an operating segment if the component constitutes a business for which discrete financial information is available, and management regularly reviews the operating results of that component. Based on Cloudmed’s assessment it has determined that none of the components of its single operating segment constitute a business, therefore its reporting unit is the same as its operating segment.

Cloudmed assesses goodwill and indefinite-lived intangible assets for impairment utilizing either a qualitative or quantitative approach. The qualitative approach assesses several factors to determine whether it is more likely than not that the fair value is less than carrying value. If Cloudmed concludes it is more likely than not that the fair value is less than carrying value, the quantitative approach is applied. Alternatively, Cloudmed may choose to bypass the qualitative approach and perform quantitative testing to determine if impairment exists.

In applying the quantitative approach, Cloudmed must make estimates and assumptions such as, but not limited to, the amount and timing of future cash flows, long-term growth rates of its business, discount rates, and weighted average cost of capital to determine fair value. These estimates and assumptions require management’s judgment and changes to these estimates and assumptions, as a result of changing economic and competitive conditions, could affect the determination of fair value and/or impairment.

Equity-Based Compensation

Equity-based compensation represents the cost related to equity-based awards granted to employees, consultants, and advisors of Cloudmed. Cloudmed currently has the following five classes of equity: Class A-l units, Class A-2 units, Class A-3 units, and Class A-4 units, which represent members’ interests, and Class P units, which are intended to constitute profits interests for federal income tax purposes. Cloudmed recognizes equity-based compensation for all awards based on the grant date estimated fair value and recognize forfeitures as they occur.

Cloudmed has also granted restricted units, representing the conditional right to receive Class A-l units. These restricted units are subject to time-based vesting conditions, and vest in equal annual installments over a five year period. The compensation expense related to awards that are subject to time-based vesting conditions is recognized on a straight-line basis over the requisite service period.

The majority of Class P-unit awards vest based on both time-based vesting conditions and performance-based vesting conditions. In general, 50% of each Class P unit award is subject to time-based vesting conditions and vest in equal annual installments over a five year period, and the remaining 50% of such award vests upon achievement of both time-based vesting conditions and performance-based vesting conditions. The performance-based vesting conditions are based on the realization by the private equity owners of certain return multiples as set forth in the award agreement. As the performance-based vesting condition for the Class P unit awards are based on return multiples achieved in connection with or prior to a change in control and the performance conditions have not been probable, Cloudmed has only recorded expense for the Class P unit awards associated with time-based vesting conditions. The compensation expense related to these awards is recognized on a straight-line basis over the requisite service period. The remaining Class P units that are subject to both time- and performance-based vesting conditions will only be expensed if the performance criteria is achieved.

Some Class P unit awards have different time-based and performance-based vesting conditions, including but not limited to, awards that provide for 100% of the Class P units to be subject to time-based vesting conditions over a five-year period.

The grant date estimated fair value of Cloudmed’s awards is calculated using a Monte Carlo equity allocation simulation. Cloudmed’s total equity value represents a key input for determining the fair value of the underlying awards. The total equity value is derived by taking the enterprise value of Cloudmed’s awards adjusted for items such as debt and certain acquisition-related retention payments. A discount for lack of marketability is applied to the fair value as there is currently no active market for Cloudmed’s awards.

In order to estimate the fair value of the enterprise Cloudmed utilizes both a market and income approach. Cloudmed used a combination of these valuation techniques as it believes a market approach on its own provides a less reliable evaluation of the fair value as this approach relies solely on marketable trends and data of publicly listed companies in similar markets with similar characteristics. Alternatively, the income approach incorporates management’s best estimates of future performance based on both company and industry-specific factors and incorporates management’s long-term growth strategy.

For the market approach, Cloudmed applied the guideline public company analysis. The guideline public company analysis involves the use of trading multiples derived from publicly traded companies that it believes are most comparable to Cloudmed. Cloudmed selected multiples generally give consideration to size, growth, and profitability. These multiples are then applied to its historical and projected financial information based on assumptions at the time of the valuation in order to estimate its enterprise value. The resulting fair values of the awards are then discounted for lack of marketability as there is currently not an active market for Cloudmed’s awards.

The income approach involves the use of the discounted cash flow method. The discounted cash flow method utilizes projected cash flows discounted back to present value, at an appropriate discount rate, in order to estimate Cloudmed’s enterprise value. In applying the discounted cash flow method, Cloudmed must make estimates and assumptions such as the amount and timing of future cash flows, long-term growth rates of its business and discount rates.

These estimates and assumptions used in both the market and income approach are highly subjective as of the date of valuation and changes to these estimates and assumptions, as a result of changing economic and competitive conditions, could affect the determination of the fair value of Cloudmed’s awards.

The Monte Carlo equity allocation simulation requires inputs to estimate the grant date fair value of an award, including assumptions for expected volatility, expected dividend yield, risk-free rate and expected time to exit the company. As Cloudmed is currently not a publicly listed company, it calculates the expected volatility using comparable publicly listed peer companies over a term similar to the expected term of exit. At the time of grant, it did not have any intentions of paying a dividend, therefore the dividend yield is zero. The risk-free rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected time to exit.

Business Combinations

Cloudmed accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including contingent consideration, are recorded at their respective fair values at the date of acquisition. The determination of fair value of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available and requires significant judgement from management. For the valuation of intangible assets acquired in a business combination, Cloudmed typically use the income approach. Significant estimates used in the valuation of certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates, customer attrition rates, and useful lives. Cloudmed’s estimates of fair value are based upon assumptions believed to be reasonable but it recognizes that these assumptions are inherently uncertain and that the use of alternative valuation assumptions could result in different purchase price allocations and amortization expense in current and future periods.

Acquisition-related contingent consideration is initially measured and recorded at its estimated fair value as an element of consideration paid in connection with an acquisition, with subsequent adjustments recorded to earnings. The value of the earn-out liabilities is based on the expected future payment to be made to the sellers of the acquired businesses according to the provisions outlined in the purchase agreements. In determining fair value, Cloudmed considers a variety of factors including, but not limited to, earnings forecasts and market risk assumptions. The expected future payment is estimated using the earn-out formula and performance targets specified in the purchase agreement and adjusted based on the probability of achieving these targets using the Monte-Carlo approach. The estimated payment is then discounted to the valuation date using the Company’s estimated pre-tax cost of debt. Although there is significant judgment involved, Cloudmed believes its estimates and assumptions are reasonable.

The excess of the purchase price over fair value of tangible and identifiable assets acquired are allocated to goodwill. During the measurement period, which is up to one year from acquisition date, Cloudmed may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Recent Accounting Pronouncements

See Note 2 to Cloudmed’s audited consolidated financial statements for further information.

CERTAIN BENEFICIAL OWNERS OF R1 AND NEW R1

The following table provides information based on the 279,393,638 shares of R1 Common Stock outstanding on April 1, 2022 (i) prior to the closing of the Transactions regarding beneficial ownership of R1 and (ii) immediately after the closing of the Transactions, assuming 135,545,322 shares of New R1 Common Stock are issued to the Sellers in connection with the Contribution:

•	by each stockholder known by R1 to beneficially own more than 5% of R1’s outstanding shares of common stock;

•	by each of R1’s directors, nominees for director and Named Executive Officers (as defined in the section titled “Executive Compensation—Compensation Discussion and Analysis” herein) individually; and

•	by all directors and executive officers as a group.

Based on the foregoing assumption, we estimate that there would be 414,938,960 shares of New R1 Common Stock issued and outstanding immediately following the completion of the Transactions. If the actual facts are different from the foregoing assumption, ownership figures in the combined company and the columns under Post-Transactions in the table that follows will be different.

Unless noted otherwise, to our knowledge, each of the following persons listed below have sole voting and investment power with respect to the shares of common stock beneficially owned, except to the extent that authority is shared by spouses under applicable law. The information contained in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Exchange Act. Beneficial ownership includes any shares to which the person has either sole or shared voting power or investment power and also any shares of common stock the individual has the right to acquire within 60 days following April 1, 2022 through the vesting of restricted stock units and performance based restricted stock units, the exercise any stock option, the exercise of any warrant, or any other right. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person, nor is there any obligation to exercise any of the options. Except as otherwise indicated, the address for each beneficial owner is c/o R1, Inc., 434 W. Ascension Way, 6th Floor, Murray, UT 84123.

	Pre-Transactions		Post-Transactions
	R1		New R1
Name and address of Beneficial Owner	Number of shares of common stock	% of R1 Common Stock	Number of shares of common stock	% of New R1 Common Stock (1)
5% Stockholders of R1
TCP-ASC ACHI Series LLLP (2)	179,754,055	56.2%	179,754,055	39.5%
BlackRock Inc. (3)	18,439,516	6.6%	18,439,516	4.4%
Certain entities affiliated with New Mountain Capital (4)	—	*	135,545,322	32.7%
Directors and Named Executive Officers
Agnes Bundy Scanlan	—	—	—	—
David Dill (5)	5,151	*	5,151	*
Michael C. Feiner (6)	73,119	*	73,119	*
Joseph G. Flanagan (7)	4,336,457	1.5%	4,336,457	1.0%
John B. Henneman III (8)	625,767	*	625,767	*
Vijay Kotte (9)	294,678	*	294,678	*
Gary S. Long (10)	285,590	*	285,590	*
Neal Moszkowski (2)	179,754,055	56.2%	179,754,055	39.5%
Ian Sacks	—	—	—	—
Jill Smith (11)	41,912	*	41,912	*

	Pre-Transactions		Post-Transactions
	R1		New R1
Name and address of Beneficial Owner	Number of shares of common stock	% of R1 Common Stock	Number of shares of common stock	% of New R1 Common Stock (1)
John Sparby (12)	312,974	*	312,974	*
Anthony J. Speranzo (13)	25,240	*	25,240	*
Anthony R. Tersigni (14)	25,240	*	25,240	*
Rachel Wilson (15)	11,582	*	11,582	*
Albert R. Zimmerli (16)	22,371	*	22,371	*
All executive officers and directors as a group (15 persons)	185,814,136	57.7%	185,814,136	40.6%

(1)

Percentages calculated on the basis of a number of shares of New R1 Common Stock outstanding equal to the sum of (i) 279,393,638, the number of shares of R1 Common Stock outstanding as of April 1, 2022, and (ii) 135,545,322, the number of shares of New R1 Common Stock that would be issued upon the Contribution (subject to adjustment in accordance with the terms of the Transaction Agreement).

(2)

This information is derived exclusively from a Schedule 13D/A filed by TCP-ASC (such Schedule 13D, as amended, the “TCP-ASC Schedule 13D”) and the Reporting Persons (as defined in this footnote below) with the SEC on January 11, 2022. The following information is as reported in the TCP-ASC Schedule 13D: Consists of 139,289,200 shares of common stock and 40,464,855 shares of common stock issuable upon exercise of the Warrant (as defined in the TCP-ASC Schedule 13D). The warrant was issued by R1 to the Reporting Persons upon closing of the purchase (which occurred on February 16, 2016). Each of TCP-ASC, TCP-ASC GP, LLC (the “Partnership GP”), TI VI ACHI Holdings GP, LLC (the “Aggregator GP”), TI IV ACHI Holdings, LP (the “Aggregator”), TowerBrook Investors Ltd. (“TBI”), Neal Moszkowski, Ramez Sousou and Ascension (collectively, for the purposes of this footnote, the “Reporting Persons”) may be deemed to have shared voting and dispositive power with respect to all of the securities reported in TCP-ASC’s Schedule 13D. Certain of the Reporting Persons disclaim beneficial ownership over certain of the securities reported in TCP-ASC’s Schedule 13D, as set forth therein. The business address of TCP-ASC, the Partnership GP, the Aggregator GP, and the Aggregator is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The business address of TBI and Mr. Moszkowski is TowerBrook Capital Partners L.P., 65 East 55th Street, 19th Floor, New York, New York 10022. The business address of Mr. Sousou is 1 St. James’s Market, Carlton Street, London X0 SW1Y4AH, U.K. The business address of Ascension is 101 S. Hanley Road, Suite 450, Saint Louis, Missouri 63105.

(3)

This information is derived exclusively from a Schedule 13G/A filed by BlackRock Inc. with the SEC on February 3, 2022. BlackRock Inc. reports sole voting power over 18,227,690 shares and sole dispositive power over 18,439,516 shares. The business address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10055.

(4)

All such shares of common stock will be held by CoyCo 1, L.P. and CoyCo 2, L.P. CoyCo GP, L.L.C. is the general partner of both CoyCo 1, L.P. and CoyCo 2, L.P. New Mountain Partners V (AIV-D), L.P. is the manager of CoyCo GP, L.L.C. The general partner of New Mountain Partners V (AIV-D), L.P. is New Mountain Investments V, L.L.C. and the manager of New Mountain Partners V (AIV-D), L.P. is New Mountain Capital, L.L.C. Steven B. Klinsky is the managing member of New Mountain Investments V, L.L.C. New Mountain Investments V, L.L.C. has decision-making power over the disposition and voting of securities of portfolio investments of New Mountain Partners V (AIV-D), L.P. New Mountain Capital, L.L.C. also has voting power over the securities of portfolio investments of New Mountain Partners V (AIV-D), L.P. Steven B. Klinsky, as the managing member of New Mountain Investments V, L.L.C., has voting and investment power over the securities held by New Mountain Investments V, L.L.C. The managing member of New Mountain Capital, L.L.C. is New Mountain Capital Group, L.P. The general partner of New Mountain Capital Group, L.P. is NM Holdings GP, L.L.C. Steven B. Klinsky is the managing member of NM Holdings GP, L.L.C. Since (a) New Mountain Investments V, L.L.C. has decision-making power over New Mountain Partners V (AIV-D), L.P. and (b) New Mountain Capital,

L.L.C. has voting power over the securities of portfolio investments of New Mountain Partners V (AIV-D), L.P., Mr. Klinsky may be deemed to beneficially own the securities that New Mountain Partners V (AIV-D), L.P. holds of record or may be deemed to beneficially own. Mr. Klinsky, New Mountain Investments V, L.L.C. and New Mountain Capital, L.L.C. expressly disclaim beneficial ownership over the securities held by CoyCo 1, L.P. and CoyCo 2, L.P. The business address of each of the foregoing is c/o New Mountain Capital, L.L.C., 1633 Broadway, 48th Floor, New York, New York 10019.
(5)	Includes 5,151 shares of common stock underlying RSUs vesting prior to May 31, 2022.
(6)	Includes 36,213 shares of common stock, 5,151 shares of common stock underlying RSUs vesting prior to May 31, 2022, and 31,755 shares of common stock underlying vested options.
(7)

Includes 2,792,221 shares of common stock and 1,544,236 shares of common stock underlying vested options. Does not include 730,687 shares underlying PBRSUs (at target) that are subject to performance-based vesting conditions.

(8)	Includes 49,600 shares of common stock, 5,151 shares of common stock underlying RSUs vesting prior to May 31, 2022 and 571,016 shares of common stock underlying vested options.
(9)	Includes 294,678 shares of common stock. Does not include 138,594 shares underlying PBRSUs (at target) that are subject to performance-based vesting conditions.
(10)

Includes 227,626 shares of common stock and 57,964 shares of common stock underlying vested options. Does not include 130,439 shares underlying PBRSUs (at target) that are subject to performance-based vesting conditions.

(11)	Includes 21,354 shares of common stock, 5,151 shares of common stock underlying RSUs vesting prior to May 31, 2022, and 15,407 shares of common stock underlying vested options.
(12)

Includes 241,962 shares of common stock and 71,012 shares of common stock underlying vested options. The 241,962 shares of common stock encompasses 10,000 shares held in a grantor retained annuity trust for the benefit of Mr. Sparby and his two children and 30,046 shares held in a grantor retained annuity trust for the benefit of Mr. Sparby and his nieces and nephews. Does not include 130,439 shares underlying PBRSUs (at target) that are subject to performance-based vesting conditions.

(13)	Includes 20,089 shares of common stock and 5,151 shares of common stock underlying RSUs vesting prior to May 31, 2022.
(14)	Includes 20,089 shares of common stock and 5,151 shares of common stock underlying RSUs vesting prior to May 31, 2022.
(15)	Includes 11,582 shares of common stock. Does not include 111,916 shares underlying PBRSUs (at target) that are subject to performance-based vesting conditions.
(16)	Includes 22,371 shares of common stock.

R1 BOARD OF DIRECTORS

Set forth below is information about each director nominee as of April 6, 2022. There are no family relationships among any of R1’s directors or executive officers.

Agnes Bundy Scanlan, Esq. Age 64. Ms. Bundy Scanlan has been a member of the R1 Board of directors since August 2021. Ms. Bundy Scanlan is President of The Cambridge Group LLC, a regulatory risk management advisory firm, and has served in this role since May 2020. Prior to this role, Ms. Bundy Scanlan served as Senior Advisor at Treliant LLC from 2017 to 2020 and from 2012 to 2015. Before this role, she was the Northeast Regional Director at the Consumer Financial Protection Bureau from 2015 to 2017. From 2009 until 2011, Ms. Bundy Scanlan served as the Chief Regulatory Officer, Chief Compliance Officer and Global Chief Privacy Officer at TD Bank. In addition, Ms. Bundy Scanlan practiced law at Goodwin Procter LLP from 2005 to 2009 and held various C-Suite roles at Bank of America and FleetBoston Financial from 1994 to 2004. From 1989 until 1993, Ms. Bundy Scanlan was counsel at the United States Senate Budget Committee. Ms. Bundy Scanlan has also served on the board of Truist Financial Corporation since December 2019 and the board of AppFolio, Inc. since November 2020, and previously served on the board of New Tower Trust from February 2020 to December 2021. In addition, Ms. Bundy Scanlan served as an advisory board member of MassGeneral Hospital for Children. At present, Ms. Bundy Scanlan is a member of the Bars of the United States Supreme Court, the Commonwealths of Massachusetts and Pennsylvania, and the Superior Court of the District of Columbia. Recently, she received certifications from MIT in Artificial Intelligence, from University of Cambridge in Digital Transformation, and from Harvard in Cybersecurity. The R1 Board believes Ms. Bundy Scanlan’s proven leadership, extensive regulatory risk and compliance management and legal experience, as well as her service on other corporate boards, qualify her to serve on the R1 Board.

David M. Dill. Age 53. Mr. Dill has served on the R1 Board since April 2021. Mr. Dill has served as the Chairman and Chief Executive Officer of LifePoint since October 2021. Mr. Dill joined LifePoint in 2007 as Executive Vice President and Chief Financial Officer before serving as President and Chief Operating Officer from 2009 to 2018 and in his most recent role as President and Chief Executive Officer from 2018 to October 2021. Before joining LifePoint, he was Executive Vice President of Fresenius Medical Care North America and Chief Executive Officer in the East Division of Fresenius Medical Care Services, a wholly owned subsidiary of Fresenius Medical Care AG & Co. KGaA. Mr. Dill is a former chairman of the board for the Federation of American Hospitals (“FAH”) and currently serves as a member of the FAH’s board and Executive Committee. He is also incoming chair of the board of directors for the Nashville Health Care Council and a member of the board of trustees for the Murray State University Foundation. The R1 Board believes Mr. Dill’s proven leadership, extensive experience as a healthcare executive, including as a chief executive officer, and experience serving on corporate boards qualify him to serve on the R1 Board.

Michael C. Feiner. Age 79. Mr. Feiner has been a member of the R1 Board since March 2017. Mr. Feiner is the founder of Michael C. Feiner Consulting, Inc., a consulting firm specializing in advising companies on human capital strategies, organization development and leadership effectiveness. He has served as its President since the firm’s founding in 1996. Mr. Feiner also served on the board of Agiliti Health, Inc. (f/k/a Universal Hospital Services, Inc.), a publicly-held medical equipment rental and services company, from to June 2012 until January 2019. Mr. Feiner also served as Senior Advisor for Irving Place Capital, a private equity fund located in New York, New York, from 2011 to 2015. From 2000 to 2010, Mr. Feiner served as a professor and the Sanford C. Bernstein & Co. Ethics Fellow at Columbia Business School. Mr. Feiner worked for Pepsi-Cola Company from 1975 to 1995 where he served as Senior Vice President and Chief People Officer for Pepsi’s beverage operations worldwide from 1989 until his retirement in 1995. His book, The Feiner Points of Leadership: The 50 Basic Laws That Will Make People Want To Perform Better For You, was selected by the Toronto Globe and Mail as the Best Business Book of 2004. Mr. Feiner is an Investor Designee. The R1 Board believes Mr. Feiner’s extensive experience and knowledge in the field of human resources, as well as his experience as a senior officer of a large public corporation, qualify him to serve on our board of directors.

Joseph Flanagan. Age 50. Mr. Flanagan has served as President and Chief Executive Officer and member of the R1 Board since May 2016. Before joining R1 as Chief Operating Officer in April 2013, he was senior vice president of worldwide operations and supply chain at Applied Materials, Inc. from 2010 to 2013. He also held leadership positions up to President of Nortel Business Services for Nortel Networks from 2006 to 2010. Prior to Nortel, his executive trajectory began while working for General Electric (GE), holding management positions in many divisions from 1993 to 2006. Currently, he also serves on the board directors of GoHealth. The R1 Board believes that Mr. Flanagan’s leadership experience, depth of understanding of our business, market knowledge gained as R1 Chief Operating Officer and President & Chief Executive Officer, and his senior level experience serving large, publicly held corporations with global operations, qualify him to serve on the R1 Board.

John B. Henneman III. Age 60. Mr. Henneman has been a member of the R1 Board since February 2016. Mr. Henneman has more than 25 years of combined financial and operational management experience in the life sciences industry. From September 2014 until November, 2018, Mr. Henneman served NewLink Genetics Corporation in various capacities, including as Chief Financial Officer until July 2018 and then as the Chief Administrative Officer. From 1998 to 2014, Mr. Henneman served Integra LifeSciences Holdings Corp., a publicly-held medical device company, in various capacities. Before becoming Integra’s Chief Financial Officer in 2007, Mr. Henneman was Chief Administrative Officer, responsible for Integra’s regulatory affairs, quality systems, clinical affairs, human resources, information systems and legal affairs functions, the management of Integra’s surgical instruments business, and Integra’s business development function. Mr. Henneman serves on the boards of directors of SeaSpine Holdings Corporation, a publicly-held medical technology company, Alafair Biosciences, Inc., a privately-held medical device company, Aprea Therapeutics Inc., a publicly-held biotechnology company, and Anika Therapeutics, Inc., a publicly-held medical device and biomaterials company. Mr. Henneman is also senior advisor to Prettybrook Partners, a private equity firm and a consultant to SparkMed Advisors LLC, which provides consulting and other services to start-up medical device and biotechnology companies. Mr. Henneman is an Investor Designee. The R1 Board believes Mr. Henneman’s senior management experience at Integra and NewLink and his service on the boards of SeaSpine, Aprea, and Anika, as well as his extensive experience in the areas of finance, financial accounting, business transactions, and mergers and acquisitions, qualify him to serve on the R1 Board.

Neal Moszkowski. Age 56. Mr. Moszkowski has been a member of the R1 Board since February 2016. Mr. Moszkowski is a co-founder and co-chair of TowerBrook and served as the firm’s co-chief executive officer from its inception in March 2005 until February 2022. Mr. Moszkowski is a director of Compassus, a TowerBrook portfolio company. Mr. Moszkowski’s past directorships include service on the boards of WellCare Health Plans and Sound Inpatient Holdings, former TowerBrook portfolio companies, as well as the board of Integra LifeSciences Corporation. Mr. Moszkowski is an Investor Designee. The R1 Board believes Mr. Moszkowski’s senior executive leadership skills and experience, finance and investment background and experience serving on numerous corporate boards, including for public and private companies operating in the health care industry, qualify him to serve on the R1 Board.

Ian Sacks. Age 51. Mr. Sacks has been a member of the R1 Board since February 2016. Mr. Sacks is a Managing Director of TowerBrook and has been with TowerBrook since its inception in 2005. Previously, Mr. Sacks was with Soros Private Equity Partners. Mr. Sacks was Chairman and Chief Executive Officer of HelpCare. Prior to that, he was a Partner at MESA Partners. Prior to MESA, he was a consultant with APM. Mr. Sacks serves as a director of TriMedx, Compassus, and Regent Surgical, each of which is a TowerBrook portfolio company, as well as HealthEquity, Inc. Previously, Mr. Sacks served as a director of Sound Inpatient Physicians and The Broadlane Group, as well as Vistage Worldwide, all prior TowerBrook portfolio companies. Mr. Sacks is an Investor Designee. The R1 Board believes Mr. Sacks’ deep knowledge of the healthcare services and technology sectors, investment experience, as well as his experience serving on the boards of public and private companies operating in the healthcare industry, qualify him to serve on the R1 Board.

Jill Smith. Age 63. Ms. Smith has been a member of the R1 Board since April 2019. Ms. Smith brings more than 25 years of experience as an international business leader, including 17 years as chief executive officer of private and public companies in the technology and information services markets. Most recently, Ms. Smith served as the President and Chief Executive Officer of Allied Minds, a technology commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, where she rose to become Partner. She subsequently joined Sara Lee as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of Aspen Technology, Inc., CIRCOR International, Inc. and MDA Ltd. She previously served as a director of Gemalto NV from 2016 to 2018, Allied Minds plc from 2016 to 2019, Endo International from 2012 to 2018 and Hexagon AB from 2013 to 2017. The R1 Board believes Ms. Smith’s proven leadership, extensive experience as a technology executive, including as a chief executive officer, and experience serving on corporate boards qualify her to serve on the R1 Board.

Anthony J. Speranzo. Age 73. Mr. Speranzo has been a member of the R1 Board since February 2016. Mr. Speranzo is the Chief Executive Officer and President of Ascension Capital, LLC, which manages Ascension’s investment funds, which position he has held since July 2019. Prior to this role, Mr. Speranzo served as the Executive Vice President and Chief Financial Officer of Ascension, the parent corporation of Ascension Health, from the corporation’s formation in September 2011 until July 2019. From 2002 to September 2011, Mr. Speranzo served as the Senior Vice President and Chief Financial Officer of Ascension Health. Prior to joining Ascension Health, Mr. Speranzo served as Managing Director at U.S. Bancorp Piper Jaffray (USBPJ) in Newport Beach, California. Mr. Speranzo has also served on several hospital and corporate boards. Mr. Speranzo is an Investor Designee. The R1 Board believes Mr. Speranzo’s proven leadership, extensive healthcare experience, experience serving on hospital and corporate boards and expertise in finance qualify him to serve on the R1 Board.

Anthony R. Tersigni. Age 72. Dr. Tersigni has been a member of the R1 Board since August 2019. Dr. Tersigni is Chair of the Board of Ascension Capital, LLC, Ascension’s healthcare investment fund, and has served in this role since July 2019. Prior to this role, Dr. Tersigni served as President and Chief Executive Officer of Ascension from January 2012 until January 2019. Dr. Tersigni also served on the board of ProAssurance from May 2012 to May 2015. Before becoming the first President and Chief Executive Officer of Ascension in 2012, Dr. Tersigni had served as President and Chief Executive Officer of Ascension Health since 2004. Previously he served as Ascension Health’s Executive Vice President and Chief Operating Officer from 2001 through 2003. From 1995 to 2000, Dr. Tersigni was President and Chief Executive Officer at St. John Health, Detroit (now Ascension St. John), which at that time was Ascension Health’s largest integrated health system. He also served the St. John system as Executive Vice President and Chief Operating Officer from 1994 to 1995. The R1 Board believes Dr. Tersigni’s proven leadership and extensive executive experience in healthcare, as well as his experience serving on hospital and corporate boards, qualify him to serve on the R1 Board.

Albert (Bert) R. Zimmerli. Age 70. Mr. Zimmerli has been a member of the R1 Board since March 2018. Mr. Zimmerli has been the Chief Financial Officer of Intermountain Healthcare, a not-for-profit health system based in Salt Lake City, Utah, since 2003, serving as senior vice president from 2003 to 2012 and as executive vice president since 2012. Mr. Zimmerli is responsible for the direction and oversight of all Intermountain financial operations, as well as Intermountain’s supply chain and venture development and innovation strategies. Prior to joining Intermountain, Mr. Zimmerli was the executive vice president and chief financial officer of the Methodist Hospital System in Houston, Texas. Prior to that, he served in numerous capacities with Memorial Hermann Healthcare System in Houston, including senior vice president and chief financial officer. He also was a partner in Ernst & Young’s Houston office, where he spent 16 years, specializing in healthcare. Mr. Zimmerli serves on the boards of several privately-held companies. He also has served, and in some cases continues to serve, in an advisory capacity for several private equity funds for which Intermountain is a limited partner. He is a Certified Public Accountant and received the Elijah Watts Sells Award for achieving the second highest score in the United States when he passed the CPA Exam. Mr. Zimmerli is the Intermountain Designee. R1 believes Mr. Zimmerli’s proven leadership, extensive healthcare experience, experience serving on hospital and corporate boards and expertise in finance qualify him to serve on the R1 Board.

R1 EXECUTIVE OFFICERS

R1’s executive officers and their respective ages and positions, as of April 6, 2022 are described below. R1’s officers serve until they resign or the board terminates their position. There are no family relationships among any of R1’s nominees for director and executive officers.

Joseph Flanagan. See “R1 Board of Directors” above.

Vijay Kotte. Age 44. Mr. Kotte has served as R1’s Executive Vice President, Strategy & Corporate Development and Chief Solutions Officer since January 2021. In this role, Mr. Kotte is responsible for the development, commercialization and management of R1’s solutions and product offerings. In addition, he is accountable for the definition, refinement and execution of R1’s corporate strategy including mergers and acquisitions (M&A). From October 2019 to January 2021, Mr. Kotte served as R1’s Executive Vice President, Physician Solutions. Prior to joining R1, Mr. Kotte was the Chief Value Officer for DaVita Medical Group with accountability for strategy, M&A, contracting, performance and operations. Prior to that, he was the Chief Financial Officer for DaVita Medical Group with responsibility for the finance function and oversight of joint ventures. Prior to DaVita, Mr. Kotte served as President and Chief Operating Officer of Medicare operations for Meridian Health Plan. Additionally, he previously served as President of the Midwest region for WellCare Health Plans, where he was responsible for operations, sales and long-term strategic planning.

Gary Long. Age 52. Mr. Long has served as R1’s Executive Vice President, Chief Commercial Officer since August 2017. In this role, Mr. Long is responsible for R1’s customer success and growth initiatives, including business development, strategic partnerships, marketing, communications, and customer management. Most recently, Mr. Long served as Senior Vice President and Chief Sales Officer at Premier Inc., where he developed and led the commercial organization. Prior to Premier, Mr. Long served as Senior Vice President of sales and support for Surgical Information Systems and previously worked at McKesson Corporation, where he held a series of progressive leadership roles in product management, corporate marketing and enterprise sales.

John Sparby. Age 46. Mr. Sparby has served as R1’s Executive Vice President, Operations & Delivery and Chief Operating Officer since January 2021. He most recently served as Executive Vice President, Customer Operations as the operational leader of R1’s revenue cycle customer engagements. Mr. Sparby joined R1 in January 2004 as Customer Executive and has since served R1 as Shared Services Operating Executive from January 2008 to December 2010, General Manager, East Region from January 2011 to December 2013, Senior Vice President, Customer Operations from January 2014 to December 2016, and Executive Vice President, Customer Operations from January 2017 to December 2020. Prior to joining R1, Mr. Sparby spent six years at Stockamp & Associates leading large-scale, end to end revenue cycle re-engineering projects for primarily academic health systems achieving significant income statement and balance sheet improvements.

Rachel Wilson. Age 50. Ms. Wilson has served as R1’s Executive Vice President, Chief Financial Officer and Treasurer since June 2020. She is responsible for R1’s finance function, including investor relations and treasury. Prior to joining R1, Ms. Wilson, served as Senior Vice President, Chief Financial Officer, Data Centers of Iron Mountain Incorporated from May 2018 to May 2020 and Senior Vice President, Finance of Iron Mountain, from June 2016 to May 2018, where she led treasury and enterprise FP&A. Prior to joining Iron Mountain, Ms. Wilson served as Vice President, Financial and Investor Relations for the Jarden Corporation from 2013 up until their sale to Newell Rubbermaid. Ms. Wilson also served as a Group Vice President in corporate strategy and business development roles with Avon Products, Inc., was a Managing Director in corporate finance at Citigroup, and served in corporate finance and M&A investment banking roles with Morgan Stanley. Ms. Wilson served on the SEC’s Fixed Income Market Structure Advisory Committee (FIMSAC) from 2018 through its completion in March 2021.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

R1’s Commitment, Mission, and Approach to ESG

R1 is a leading provider of technology-driven solutions that transform the patient experience and financial performance of healthcare providers. R1’s mission is to make healthcare simpler, and R1 delivers on that mission by meeting its commitments to its many stakeholders through technology and services that are designed to improve patients’ access to and experience with the healthcare ecosystem. R1’s mission aligns with its environmental, social, and governance (“ESG”) approach which includes how it: innovates to improve the patient and provider experience through automation and digitization delivered by R1’s experienced team; makes the right decisions, for the right reasons, every day in every part of its business with integrity and ethics as its guide; and fosters an inclusive, diverse workforce and culture where all employees feel valued and have the opportunity to cultivate and grow their careers.

R1’s ESG focus areas that are material to its business include:

•	Access to Healthcare

•	Cybersecurity & Data Privacy

•	System Risk from Technical Disruption

•	Regulatory Assessment & Compliance

•	Professional Integrity & Culture

•	Inclusion & Diversity

•	Environmental Footprint

•	Corporate Governance

R1’s approach to ESG is carried out by continuously working the R1 Way – operating with purpose, transforming the experience, and unleashing talent. These essential, shared, and everyday behaviors are part of R1’s commitment to empower every employee to succeed, anchoring what R1 does as an organization. R1 asks its employees to live its values every day by working the R1 Way and, in doing so, supporting R1’s ESG commitments and company-wide mission to make healthcare simpler.

In 2019, R1 launched its formal ESG efforts by establishing an ESG framework and steering workgroup, comprised of internal resources and external advisors, to assess and address ESG factors that are material to its business. Since that time, R1 has instituted a dedicated Board ESG liaison partnering with the company’s ESG steering workgroup, standing ESG reporting in the committee setting as set forth in R1’s Board charters, and continuous, direct shareholder engagement. R1 believes that achieving and sustaining business excellence is intrinsically tied to leading by example through corporate responsibility that reflects the company’s commitment to stakeholder engagement and transparency.

R1’s steering workgroup continually evaluates potential ESG risks and opportunities to best understand its shareholders’ views and leading ESG frameworks, including the United Nations Sustainable Development Goals, the Sustainability Accounting Standard Board, and the Task Force on Climate-Related Disclosures. In addition, R1 solicits shareholder feedback and values the input received through its continuous outreach program. Further, in March, R1 published its second annual ESG report to share R1’s approach to ESG as well as its key ESG-related initiatives and programs. R1’s 2021 ESG report and further details on R1’s ESG program are available online at its website. The information provided on the Internet website of R1 is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

R1’s COVID Response

The global pandemic has presented, and continues to present, the business community with challenges while reinforcing the importance of a demonstrable commitment to ESG. Since the outset of the pandemic, R1 has prioritized employee health and safety, fostered customer partnerships to care for patients and communities, and focused on business and operational continuity. In 2021, R1 maintained its dedicated global taskforce in coordinating and communicating on many COVID efforts, including customer coordination on vaccine requirements and the R1 Cares India Vaccination Program. R1 further maintained its continuity and contingency plans across both the United States and India to maintain real-time support and monitoring with proactive controls that maintained its high-value service and dependable delivery.

In 2021, R1 continued to maintain a work-from-home first model for its non-customer-based workforce, with more than 15,000 global employees sustaining a secure remote operating environment. For its customers, R1 continued to utilize its Patient Experience (“PX”) mobile registration technology to serve emergency department registrations during the pandemic and COVID patient screening questionnaires that eased patient intake processing and expedited the path to delivery of care. For its business and operational continuity, R1 developed global operational processes and reporting to aid customer follow-up, scheduling, and key data analysis.

Inclusion & Diversity

R1 is committed to being a company where everyone is included and valued for their unique strengths, afforded an opportunity to grow and develop, and empowered to bring their full selves to work. In 2021, to deliver on R1’s commitment to develop a more inclusive and diverse (“I&D”) workplace, R1 expanded its actions with particular focus in the areas of leadership accountability and pipeline, inclusive culture, and employee I&D engagement.

R1’s I&D vision encompasses having a diverse workforce to mirror the communities R1 serves, and for the diversity of the R1 team to be a competitive advantage that enables R1 to attract the best talent. In 2021, R1 implemented and/or expanded a number of initiatives to build a stronger foundation in these areas, including:

•	In 2021, expanding R1’s recruiting process to support and track diverse candidate slates for all hires and promotions to Director-level positions and above, expanding this from VP and above in 2020

•	Monitoring and reporting on the gender and ethnicity of its hiring to both senior leadership as well as the R1 Board

•	Publishing R1’s quarterly I&D scorecard on the company’s intranet, creating more transparency and awareness of R1’s strategy and progress

•

Hosting global I&D programming and communications during R1’s Unleash Talent Week, including sessions on unconscious bias, a virtual keynote by an external speaker on the topic of generations in the workplace, and an I&D focused book club

•

Expanding R1’s Inclusion & Diversity keynote session through an ongoing partnership with the University of Southern California’s Race & Equity Center and new partnership with BridgeWorks to provide virtual keynotes focused on building employees’ knowledge on topics such as addressing homophobia and heterosexism in the workplace as well as multi-generational differences

•	In India, launching an e-learning course on Inclusive Meetings to help R1 consider inclusive behaviors when working in a virtual environment

Employee Development and Engagement

Attracting and retaining talent at all levels is vital to continuing R1’s success. R1 invests in its employees through high-quality benefits and various health and wellness initiatives, creating a healthy work environment in its offices.

To further engage and incentivize its workforce, R1 provides a wide range of ongoing and rewarding career development opportunities to support and motivate its employees to succeed. R1 offers learning and development resources for its employees, including but not limited to: a role-based R1 Certification Program for its hourly staff to support market-leading revenue cycle capabilities and an R1 Executive Leadership Experience program in partnership with the Northwestern University Kellogg School of Management to build the leadership capability of its VP and SVP employees. For professional recognition of its associates, R1’s Stars program provides leaders and fellow associates the opportunity to recognize one another for their contributions, and its Innovation Challenge rewards teams who submit ideas that solve high-value customer business problems.

R1 gauges its employees’ level of engagement and satisfaction by conducting engagement surveys with the assistance of a third party. R1 also solicits feedback from employees about their people leaders’ effectiveness. R1 measures its people leaders on their ability to foster I&D, provide career and development opportunities, and for all employees, their comfort in reporting behavior that does not align to R1’s Code of Integrity. Based on feedback from R1’s 2020 surveys, R1 focused its 2021 strategy on Associate recognition, career development, people leader effectiveness, well-being, and Inclusion & Diversity. With 80% of global Associates participating in R1’s 2021 survey, R1’s results show it maintained Associate Engagement levels and increased employee favorability on key questions that aligned to R1’s areas of focus: 85% feel comfortable in R1’s culture, 84% are confident R1 has a successful future, and 85% feel R1 demonstrates commitment to a diverse workforce. Further, 85% feel comfortable in raising concerns or ethical issues, which is 14% above global benchmarks.

Cybersecurity, Data Privacy, and Systemic Risk

R1’s customers trust R1 to safeguard their sensitive information, including financial and protected health data. It is one of R1’s highest priorities to engage in a comprehensive, proactive, and highly visible approach to compliance, data privacy, cybersecurity, and risk management throughout its operations. R1 employs a preemptive, solutions-oriented cybersecurity framework to prevent, identify, mitigate, and respond to potential risks and threats.

R1 uses a National Institute of Standards Technology- (“NIST”) based cybersecurity strategy and framework to provide real-time monitoring, active testing protocols, and global workforce training. R1 has established and maintains a layered defense and in-depth strategy across multiple areas, including but not limited to: Internet and Perimeter Security, Endpoint and Email Security, Threat Intelligence, Monitoring and Management, Data Protection, Access Management, and Application Security. R1 encrypts customer databases and sensitive data and collects only the information necessary to provide patient services.

R1 also conducts routine audits and risk assessments of its systems and processes with the assistance of internal compliance and audit resources, external partners, and third-party assessors to ensure that appropriate and effective technical and administrative safeguards are in place, and that such efforts are supported by remediation and risk management plans. R1 develops and maintains robust internal controls aligned to nationally recognized standards (AICPA) and R1’s controls are independently verified via SOC 1/SOC 2 audits. Further, R1’s global enterprise risk management program includes business continuity plans for its operations, and that of its third parties, to support continuous delivery of its services backed by ISO 22301 certified audit remediation plans. R1 proactively conducts annual and focused trainings across its workforce to promote compliance with applicable laws, regulations, and guidelines.

Governance of Corporate Responsibility

R1 believes good governance at all levels is necessary to drive corporate responsibility, and the R1 Board and management team are committed to maintaining a comprehensive focus on ESG, with senior executive leadership of its ESG efforts and accountability at the board and board committee level.

As part of this commitment, each of R1’s four committees of the R1 Board, detailed below, provides oversight and input into R1’s ESG efforts, including R1’s dedicated compliance & risk management committee (in addition to audit, human capital, and nominating & corporate governance committees).

Issues/Committees	Audit	Human Capital	Nominating & Corporate Governance	Compliance & Risk Management
Access to Healthcare				X
Cybersecurity & Data Privacy*	X			X
Systemic Risk & Technical Disruptions	X			X
Regulatory Assessment & Compliance	X			X
Professional Integrity & Culture		X		X
Inclusion & Diversity		X	X
Environmental Footprint				X
Corporate Governance			X

*	Audit Committee has financial systems regulation and compliance focus in this area

R1’s success is directly correlated to operating with the highest level of integrity and ethics. To promote a culture that fosters professional integrity in all actions and interactions, and compliance with applicable laws and regulations, R1’s employees are expected to adhere to R1’s Code of Integrity: Living Our Values. All R1 employees are required to certify annually that they comply with the Code of Integrity and its related policies and programs. R1 has also established the R1 Integrity Framework to continuously promote and reaffirm R1’s commitment to operating with purpose and acting with integrity through ongoing trainings, ethics & integrity focus groups, and conflict of interest surveying, among many program efforts.

R1 has a zero-tolerance policy for bribery and corruption. R1 has established a robust Anti-Retaliation and Whistleblower Policy with procedures to ensure a culture that supports open, candid reporting to resolve concerns and protect those reporting from harassment or retaliation. In addition, R1 maintains policies on human rights, conflicts of interest, data & information privacy, gifts & entertainment, insider trading, social media usage, and workplace health and safety.

STOCKHOLDER ENGAGEMENT

The R1 Board and management value and consider R1’s stockholders’ perspectives. To help ensure R1 understands and focuses on the priorities that matter most to its stockholders, R1’s directors and senior management proactively conduct extensive investor outreach throughout the year. In addition to discussing business results and initiatives, strategy and capital structure, R1 engages with investors on various other matters integral to its business and to R1 as a company, such as governance practices, risk management, and ESG.

Specific Ways R1 Engaged with Stockholders in 2021

In 2021, R1 presented at ten industry conferences and held seven road shows, in addition to ongoing meetings with analysts who cover R1 and inbound requests from investors. Presentation materials from R1’s attendance at investor conferences are available to its stockholders generally through its filings with the SEC or on the “Investors” section of R1’s website at www.r1rcm.com. R1’s Internet website address is provided as an inactive textual reference only. The information provided on the Internet website of R1 is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference. R1’s board of directors and management carefully consider and evaluate feedback received during these meetings.

Further, R1 re-engaged with the majority of its stockholders in anticipation of publishing its second ESG report in March, as discussed herein. Through discussions with these stockholders, R1 received positive feedback on last year’s inaugural report and helpful input with respect to various aspects of R1’s efforts, including the commitment to provide and expand metrics and reporting on R1’s ESG practices as reflected in the 2021 report.

Stockholders and other interested parties who would like to communicate with one or more members of the R1 Board, a committee of the R1 Board or the Lead Director may do so by writing to any such party at R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, Utah 84123, Attention: Investor Relations, email: investorrelations@r1rcm.com. All communications received will be forwarded to the intended recipient(s).

CORPORATE GOVERNANCE

The R1 Board believes that good corporate governance is important to ensure that R1 is managed for the long-term benefit of its stockholders. This section describes key corporate governance guidelines and practices that R1 has adopted. Complete copies of the corporate governance guidelines, committee charters and Code of Integrity described below are available in the “Corporate Governance” section of the “Investor Relations” page of R1’s website, www.r1rcm.com. Alternatively, you can request a copy of any of these documents by writing to R1 RCM Inc., 434 W Ascension Way, 6th Floor, Murray, Utah 84123, Attention: Investor Relations, email: investorrelations@r1rcm.com.

Corporate Governance Guidelines

The R1 Board has adopted corporate governance guidelines to assist the R1 Board in the exercise of its duties and responsibilities and to serve the best interests of R1 and its stockholders. A copy of these guidelines is posted on the “Investor Relations” section of R1’s website. These guidelines, which provide a framework for the conduct of the R1 Board’s business, provide that:

•	the R1 Board’s principal responsibility is to oversee the management of R1;

•	directors have an obligation to become and remain informed about R1 and its business;

•	directors are responsible for determining that effective systems are in place for periodic and timely reporting to the R1 Board on important matters concerning R1;

•	directors are responsible for attending board meetings and meetings of committees on which they serve;

•	a majority of the members of the R1 Board shall be independent directors;

•

each director must limit the number of other public company boards on which he or she serves so that he or she is able to devote adequate time to his or her duties to R1, including preparing for and attending meetings;

•	the non-management directors meet in executive session at least semi-annually;

•	directors have full and free access to officers and employees of R1, and the right to hire and consult with independent advisors at R1’s expense;

•	new directors are expected to participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, the R1 Board and its committees will conduct self-evaluations to determine whether they are functioning effectively.

Board Leadership Structure

The R1 Board does not have a formal policy on whether the offices of the chair of the R1 Board and chief executive officer should be separate and, if they are to be separate, whether the chair of the R1 Board should be selected from among the independent directors or should be an employee of R1. In addition, R1’s Corporate Governance Guidelines provide that in the event that the chair of the R1 Board is not an independent director, the nominating and corporate governance committee will designate an independent director to serve as “Lead Director,” to be appointed by a majority of the independent directors.

From January 1, 2021 until January 8, 2022, the office of the chair of the R1 Board was not filled. During that period, Alex Mandl served as Lead Director, a capacity in which he served since his appointment to the R1 Board on March 25, 2018. On January 9, 2022, the R1 Board appointed Anthony J. Speranzo as chair of the R1 Board. Mr. Mandl continued to serve as Lead Director until February 7, 2022. Effective as of February 7, 2022, the R1 Board appointed John B. Henneman III to serve as Lead Director.

The Lead Director, if one is appointed, has the following functions:

•	Chair any meeting of the non-management or independent directors in executive session;

•	Meet with any director who is not adequately performing his or her duties as a member of the R1 Board or any committee;

•

Facilitate communications between other members of the R1 Board and the chair of the R1 Board and/or the chief executive officer; however, each director is free to communicate directly with the chair of the R1 Board and with the chief executive officer;

•	Work with the chair of the R1 Board in the preparation of the agenda for each board meeting and in determining the need for special meetings of the board; and

•	Otherwise consult with the chair of the R1 Board and/or the chief executive officer on matters relating to corporate governance and board performance.

Unless the R1 Board determines otherwise, an individual will serve as Lead Director for no more than three consecutive years. Given Mr. Mandl’s performance as Lead Director throughout his term, and the value provided to the R1 Board from his experience leading large organizations and as a director of publicly-held corporations, in May 2021, the R1 Board approved the renewal of Mr. Mandl’s term as Lead Director for one additional year. The R1 Board appointed Mr. Henneman as successor to Mr. Mandl effective as of February 7, 2022, based on, among other attributes, Mr. Henneman’s contributions to the R1 Board during his tenure and his deep expertise in public company corporate governance.

Board Determination of Independence

R1’s common stock is traded on Nasdaq. Pursuant to Nasdaq listing standards, a director currently or recently employed by R1 or not satisfying other bright-line independence standards under Nasdaq requirements cannot be deemed to be an “independent director.” In addition, in accordance with Nasdaq listing standards, a director will qualify as “independent” only if the R1 Board affirmatively determines that he or she has no material relationship with R1, either directly or as a partner, stockholder or officer of an organization that has a relationship with R1. Ownership of a significant amount of R1 stock, by itself, does not constitute a material relationship.

The R1 Board currently consists of Agnes Bundy Scanlan, David M. Dill, Michael C. Feiner, Joseph Flanagan, John B. Henneman III, Neal Moszkowski, Ian Sacks, Jill Smith, Anthony J. Speranzo, Anthony R. Tersigni and Albert R. Zimmerli. The R1 Board has affirmatively determined that each of Mss. Bundy Scanlan and Smith and Messrs. Feiner, Henneman, Moszkowski, and Sacks is “independent” within the meaning of Nasdaq rules. In determining that Messrs. Moszkowski and Sacks are independent, the R1 Board considered (i) all of the relationships described under “Related Party Transactions—Strategic Transaction” and (ii) payments that R1 made to HealthEquity, Inc., where Mr. Sacks serves as a director, for administrative fees. The payments that we made to HealthEquity, Inc. in each of the last three fiscal years did not exceed the greater of (i) $200,000 or (ii) 5% of HealthEquity, Inc.’s consolidated gross revenues for the year in which such payments were received.

Board and Committee Evaluations

The R1 Board recognizes that a thorough, constructive evaluation process enhances the Board’s effectiveness and is an essential element of good corporate governance. Each year, the nominating and corporate governance committee reviews and determines the design, scope, content, and leads the execution of the evaluation. The evaluation process consists of assessments of the R1 Board and each standing committee of the Board. Written questionnaires solicit feedback on a range of issues, including Board and committee structure and composition; meeting process and dynamics; execution of key responsibilities; interaction with management; interaction with advisors and other parties, such as auditors; and information and resources.

Following completion of the written questionnaires, aggregated results are provided by the nominating and corporate governance committee to the R1 Board members for discussion. Director suggestions for improvements based on evaluation results, as well as to evaluation questionnaires and process, are considered for incorporation for the following year.

Director Nomination Process

The process followed by the nominating and corporate governance committee to identify and evaluate director candidates includes the use of search firms, requests to members of the R1 Board and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the nominating and corporate governance committee and the R1 Board.

In considering whether to recommend any particular candidate for inclusion on the R1 Board or directors’ slate of recommended director nominees, the nominating and corporate governance committee applies the criteria set forth in R1’s Corporate Governance Guidelines. These criteria include the candidate’s integrity, business acumen, knowledge of R1’s business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. In addition to these criteria, the nominating and corporate governance committee also considers diversity in its evaluation of candidates for board membership. The R1 Board believes that diversity along multiple dimensions, including gender, race, ethnicity, sexual orientation, disability, and professional expertise and experience, should be an important factor in board composition. The committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. R1 believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the R1 Board to fulfill its responsibilities.

Additionally, the TCP-ASC Investor Rights Agreement with TCP-ASC and the Securities Purchase Agreement with Intermountain provide, among other things, each of TCP-ASC and Intermountain with certain rights regarding the nomination of directors while it maintains certain ownership thresholds. See “Related Party Transactions-Strategic Transaction-TCP-ASC Investor Rights Agreement” and “Related Party Transactions-Intermountain Transactions-Securities Purchase Agreement.”

Following the closing of the Transactions, pursuant to the Sellers’ Investor Rights Agreement, Sellers’ will be entitled to nominate three directors to the New R1 Board for so long as the Seller’s “Ownership Threshold” (as that term is defined in the Sellers’ Investor Rights Agreement) is met. For so long as the Ownership Threshold is met, (i) one Seller Designee shall be unaffiliated with New Mountain Capital, L.L.C. and (ii) two Seller Designees shall qualify as “independent” directors as defined in the listing standards of The Nasdaq Global Select Market and applicable law. For so long as the Ownership Threshold is not met but the Sellers’ “Ownership Percentage” (as that term is defined in the Sellers’ Investor Rights Agreement) exceeds 10% of the Diluted Common Shares, then the Sellers will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Sellers’ Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Sellers will be entitled to nominate the greater of (x) such number of individuals to the New R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of The Nasdaq Global Select Market (or other United States national securities exchange that New R1 Common Stock is listed upon, if any), New R1 will offer one Seller Designee (to be selected by the Sellers) an opportunity to, at the Sellers’ option, either sit on each regular committee of the New R1 Board or attend (but not vote) at the meetings of such committee as an observer.

Stockholders may recommend individuals to the nominating and corporate governance committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials, to: Nominating and Corporate Governance Committee, c/o R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, Utah 84123, Attention: Corporate Secretary. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the R1 Board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in R1’s proxy card for the next annual meeting.

Recent Board Refreshment

The nominating and corporate governance committee annually reviews with the R1 Board the requisite skills and criteria for new board members to identify opportunities for enhancing the board’s overall skill profile. As a result of the foregoing process, the R1 Board added a new independent director in 2021, Ms. Agnes Bundy Scanlan, Esq. Ms. Bundy Scanlan brings to the board extensive regulatory risk and compliance management and legal experience, as well as a diverse point of view, which contribute to the skills and qualifications of the R1 Board.

The nominating and corporate governance committee also considers succession planning in light of anticipated retirements, and for R1 Board and committee chair roles, to maintain relevant expertise and depth of experience.

Board Meetings and Attendance

The R1 Board met eight times during the fiscal year ended December 31, 2021, and the non-management directors met in an executive session of the R1 Board four times during the same period, in each case either in person or by teleconference. During 2021, each incumbent director attended at least 75% of the aggregate of the number of board meetings and the number of meetings held by all committees on which he or she then served.

Board Diversity Matrix

As previously described, the R1 Board believes that diversity along multiple dimensions, including gender, race, ethnicity, sexual orientation, disability, and professional expertise and experience, is an important factor in board composition. The below sets forth the self-identified diversity characteristics of the R1 Board as of the R1 Record Date. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (as of April 6, 2022)

Total Number of Directors	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	9

Part II: Demographic Background
African American or Black	1
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White	1	7
Two or More Races or Ethnicities		2
LGBTQ+
Did Not Disclose Demographic Background

Director Skills and Experience

The nominating and corporate governance committee is responsible for identifying and reviewing the qualifications and skills of board candidates and for recommending candidates for membership on the R1 Board. The R1 Board has continually sought directors with backgrounds and skills important to the priorities of R1. The breadth of experience and skills of the current R1 Board is exemplified by the chart below. These skills and attributes do not represent all the knowledge, skills and experience or attributes of our directors.

Corporate Governance						9

ESG		5				–

Ethics / Integrity								11

Executive Leadership / Management								11

Finance / Treasury / Capital Markets						9

Global / International Business			6

Government / Regulatory	4

Healthcare					8

Human Capital Management / Executive Compensation							10

Mergers and Acquisitions						9

Risk Management				7

Technology / Privacy / Data Security Management	4

Director Attendance at Annual Meeting of Stockholders

R1’s Corporate Governance Guidelines provide that directors are encouraged to attend meetings of stockholders at which non-routine matters will be considered. Seven of the eleven directors attended R1’s 2021 Annual Meeting of Stockholders.

Risk Management

R1’s compliance & risk management committee holds primary responsibility for overseeing R1’s risk management function, in partnership and coordination with R1’s audit committee. The R1 Board established a compliance & risk management committee in 2016 to assist the R1 Board in overseeing R1’s compliance with legal and regulatory requirements and ethical standards, the operation of R1’s compliance and ethics program and risk management program (collectively, R1’s “Compliance and Risk Programs”), and R1’s interactions and relationships with regulatory and enforcement agencies in the United States and other countries. Further, the audit committee has primary responsibility for overseeing financial and public company risks and management thereof. In addition, the entire R1 Board is actively involved in overseeing R1’s management of enterprise risks. For example, the R1 Board engages in periodic discussions with such R1 officers as the R1 Board deems necessary, including the chief executive officer, chief financial officer and other executive officers. R1 believes that the leadership structure of the R1 Board supports effective risk management oversight.

Board Committees

The R1 Board has established an audit committee, a human capital committee, a nominating and corporate governance committee and a compliance & risk management committee. Each committee operates under a charter that has been approved by the R1 Board. Copies of each committee’s charter are posted on the “Investor Relations” section of R1’s website, www.r1rcm.com. R1’s Internet website address is provided as an inactive textual reference only. The information provided on the Internet website of R1 is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference

Audit Committee

The R1 Board has established a standing audit committee. R1’s audit committee assists the R1 Board in its oversight of R1’s accounting and financial reporting process and the audits of R1’s financial statements. Since January 1, 2020, Ms. Smith and Mr. Henneman have served as members of R1’s audit committee. Mr. Mandl served as chair of the audit committee from January 1, 2020 until he passed away on March 25, 2022. The R1 Board has determined that each of the members of its audit committee is independent as defined under the rules of the Nasdaq and satisfies the requirements for financial literacy under the current requirements of Nasdaq rules and regulations. The R1 Board has further determined that Mr. Henneman is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The R1 Board has appointed Mr. Henneman as chair of the audit committee effective immediately following the 2022 R1 Annual Meeting, subject to Mr. Henneman’s reelection to the R1 Board. In addition, in accordance with the exemption provided under Nasdaq Listing Rule 5605, the R1 Board intends to appoint another independent director to serve as a member of the audit committee by September 21, 2022.

R1’s audit committee assists the R1 Board in its oversight of R1’s accounting and financial reporting process and the audits of R1’s financial statements. The audit committee met ten times during 2021.

R1’s audit committee’s responsibilities include:

•	appointing, evaluating, retaining, terminating the engagement of, setting the compensation of and assessing the independence of R1’s independent registered public accounting firm;

•

overseeing the work of R1’s independent registered public accounting firm, including the receipt and consideration of reports from the firm and reviewing with the firm audit problems, internal control issues and other accounting and financial reporting matters;

•	coordinating the R1 Board’s oversight of R1’s internal control over financial reporting, disclosure controls and procedures, Code of Integrity, and internal audit function;

•	establishing procedures for the receipt, retention and treatment of accounting related complaints and concerns;

•	reviewing and discussing with management and R1’s independent registered public accounting firm R1’s annual and quarterly financial statements and related disclosures;

•	periodically meeting separately with R1’s independent registered public accounting firm, management and internal auditors;

•

discussing generally the type and presentation of information to be disclosed in R1’s earnings press releases, as well as financial information and earnings guidance provided to analysts, rating agencies and others;

•	reviewing R1’s policies and procedures for approving and ratifying related person transactions, including our related person transaction policy;

•	establishing policies regarding the hiring of employees or former employees of R1’s independent registered public accounting firm;

•	discussing R1’s policies with respect to risk assessment and risk management;

•

reviewing risks discussed by the compliance & risk management committee of the R1 Board for consideration in its review of R1’s financial systems control environment, including regular reviews of R1’s cybersecurity program and procedures regarding management of systemic risk, disaster recovery and business continuity as related to financial and reporting systems and controls;

•	preparing the audit committee report required by SEC rules;

•	in coordination with the human capital committee, evaluating R1’s senior financial management; and

•	at least annually, evaluating its own performance.

All audit services to be provided to R1 and all non-audit services, other than de minimis non-audit services, to be provided to R1 by our independent registered public accounting firm must be approved in advance by R1’s audit committee.

Human Capital Committee

Since January 1, 2020, Ms. Smith and Messrs. Feiner and Sacks (chair) have served as the members of R1’s human capital committee. The R1 Board has determined that each of the members of R1’s human capital committee is independent as defined under Nasdaq rules. The human capital committee met six times during 2021.

R1’s human capital committee assists the R1 Board in the discharge of its responsibilities relating to the compensation of R1’s executive officers and directors, the performance evaluation of senior executives and the review of R1’s talent development processes and culture related items. Certain actions of the human capital committee, such as granting equity compensation awards and performance awards, may be taken by a sub-committee of the human capital committee. In May 2018, the human capital committee formed a sub-committee (the “Section 16 Sub-Committee”) to assist the human capital committee in ensuring that equity awards under R1’s equity incentive plans are exempt from the short swing trading rules under Section 16(b) of the Exchange Act. Since February 24, 2020, Ms. Smith and Mr. Feiner have comprised the Section 16 Sub-Committee.

The human capital committee’s responsibilities include:

•

approving corporate goals and objectives relevant to the compensation of R1’s chief executive officer, evaluating R1’s chief executive officer’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed from time to time by the board of directors), determining and approving R1’s chief executive officer’s compensation;

•

reviewing in consultation with R1’s chief executive officer, and approving or making recommendations to the R1 Board with respect to, compensation of R1’s executive officers (other than R1’s chief executive officer);

•

overseeing the evaluation of R1’s senior executives, in consultation with R1’s chief executive officer in the case of all senior executives other than the chief executive officer and in conjunction with the audit committee in the case of R1’s senior financial management;

•	reviewing and making recommendations to the R1 Board with respect to incentive-compensation and equity-based plans that are subject to board approval;

•

administering R1’s equity incentive plans, including the authority to delegate to one or more of R1’s executive officers the power to grant options or other stock awards to employees who are not directors or executive officers of R1, but only if consistent with the requirements of the applicable plan and law;

•	reviewing and making recommendations to the R1 Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis required by SEC rules;

•	preparing the human capital committee report required by SEC rules;

•

reviewing R1’s talent development process, including talent assessment and management, employee retention and the promotion of I&D, in addition to reviewing areas related to company culture, including but not limited to employee engagement; and

•	at least annually, evaluating its own performance.

The processes and procedures followed by R1’s human capital committee in considering and determining executive and director compensation are described below under the headings “Director Compensation” and “Executive Compensation-Compensation Discussion and Analysis.”

Nominating and Corporate Governance Committee

Since January 1, 2020, Messrs. Feiner, Moszkowski (chair) and Sacks have served as the members of our nominating and corporate governance committee. The R1 Board has determined that each of the members of R1’s nominating and corporate governance committee is independent as defined under Nasdaq rules. The nominating and corporate governance committee met three times during 2021.

The nominating and corporate governance committee’s responsibilities include:

•	recommending to the R1 Board the persons to be nominated for election as directors or to fill vacancies on the R1 Board, and to be appointed to each of the R1 Board’s committees;

•

applying the criteria for selecting directors approved by the R1 Board, and annually reviewing with the R1 Board the requisite skills and criteria for new board members as well as the composition of the R1 Board as a whole;

•	developing and recommending to the R1 Board’s corporate governance guidelines applicable to R1;

•	overseeing an annual evaluation of the R1 Board;

•	at the request of the R1 Board, reviewing and making recommendations to the R1 Board relating to management succession planning; and

•	at least annually, evaluating its own performance.

The processes and procedures followed by the nominating and corporate governance committee in identifying and evaluating director candidates are described above under the heading “Director Nomination Process.”

Compliance & Risk Management Committee

The R1 Board has established a compliance & risk management committee to assist the board in overseeing R1’s compliance with legal and regulatory requirements and ethical standards, the operation of R1’s Compliance and Risk Programs, R1’s interactions and relationships with regulatory and enforcement agencies in the United States and other countries, and R1’s cybersecurity efforts in alignment and coordination with the Audit Committee. Since January 1, 2020, Messrs. Henneman (chair), Sacks and Tersigni have served as the members of R1’s compliance & risk management committee. The compliance & risk management committee met four times during 2021.

R1’s compliance & risk management committee’s responsibilities include, among other things:

•

overseeing, and periodically reviewing, the structure, operation and efficacy of the Compliance and Risk Programs, including the performance of R1’s compliance department and R1’s Executive Vice President, Compliance & Risk;

•

overseeing, and periodically reviewing, R1’s data security and privacy programs, including cybersecurity and procedures regarding management of systemic risk, disaster recovery and business continuity, to ensure that management has established processes to monitor compliance with data security and privacy programs and test preparedness;

•

providing oversight of R1’s ESG strategy and reporting, including, but not limited to, R1’s initiatives relating to corporate social responsibility and R1’s relationships and visibility as a corporate citizen, both locally where it does business and globally, and making appropriate recommendations to R1’s management team and the R1 Board for approval; and

•	reviewing, among other things:

•

the procedures R1 has established for the receipt, retention, preliminary assessment and investigation of complaints it receives regarding compliance, ethical and regulatory matters (other than accounting, internal accounting controls or other auditing matters which are handled by R1’s audit committee);

•	the adequacy of the resources that are dedicated to R1’s Compliance and Risk Programs;

•	the management of enterprise-wide risks, including the tracking, reporting and defining of action plans/corrective actions, to address potential or known risks;

•	the clarity and scope of R1’s Code of Integrity and our Compliance Policies and Procedures and R1’s adherence to professional integrity;

•	the effectiveness of R1’s compliance and business ethics training and education programs;

•	R1’s compliance audits and monitoring initiatives; and

•

the communications channels and mechanisms, such as a toll-free hotline, that R1 has established for the dissemination of compliance guidance and to encourage and facilitate reports of compliance and ethical concerns and matters.

Code of Integrity

R1 has adopted a global Code of Integrity that applies to its directors and officers (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) as well as its employees. Copies of R1’s Code of Integrity: Living Our Values are available in the “Corporate Governance” section of the “Investor Relations” page of R1’s website, www.r1rcm.com and available without charge upon written request directed to Corporate Secretary, R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, Utah, 84123. R1’s Internet website address is provided as an inactive textual reference only. The information provided on the Internet website of R1, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Report of the Audit Committee of the Board of Directors

The audit committee has reviewed R1’s audited financial statements for the fiscal year ended December 31, 2021 and has discussed these financial statements with management and R1’s independent registered public accounting firm.

The audit committee has also received from, and discussed with, R1’s independent registered public accounting firm various communications that R1’s independent registered public accounting firm is required to provide to the audit committee, and has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the “PCAOB”) and the SEC.

R1’s independent registered public accounting firm also provided the audit committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent auditor’s communication with the audit committee concerning independence. The audit committee has discussed with the independent registered public accounting firm their independence from R1.

Based on these discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the audit committee recommended to the R1 Board that the audited financial statements be included in R1’s Annual Report on Form 10-K for the year ended December 31, 2021.

By the Audit Committee of the Board of Directors of R1 RCM Inc.

John B. Henneman, III

Jill Smith

DIRECTOR COMPENSATION

R1 pays each non-employee director, other than Messrs. Moszkowski, Sacks and Zimmerli, a $60,000 annual retainer. R1’s lead director and the chair of the audit committee receive an additional annual retainer of $20,000, and the chairs of the human capital committee, the compliance & risk management committee and the nominating and corporate governance committee receive an additional annual retainer of $10,000. There are no additional fees for attending board or board committee meetings. Cash fees are paid quarterly in arrears to the non-employee directors who were serving as directors at the end of a quarter. Messrs. Moszkowski, Sacks and Zimmerli have declined to receive director fees.

In lieu of cash fees, non-employee directors may elect to receive options to purchase shares of R1 common stock and/or RSUs, at the election of such director, in each case subject to vesting upon the one-year anniversary of the date of grant, based on continued service as a director. Elections must be received by R1 by the 75th day of a quarter and apply to all subsequent quarterly cash fees until a new election is received. Such options or RSUs are granted on the first trading day of each quarter with respect to the fees payable for the preceding quarter, and the exercise price of any such stock options equals the fair market value of the common stock on the date of grant. The number of shares subject to such options or RSUs is calculated by dividing the dollar amount of the cash fees for the quarter by the Black-Scholes option or RSU value, as applicable, R1 used for purposes of determining the share-based compensation expense that R1 recognized for financial statement reporting purposes in that quarter.

Unless a different arrangement is specifically agreed to, each non-employee director (other than Messrs. Moszkowski, Sacks and Zimmerli) will receive an annual grant of stock options and/or RSUs (at the election of such director) on the first trading day following R1’s annual meeting of stockholders. Such options and/or RSUs will have a total Black-Scholes option or RSU value, as applicable, of $130,000, and the exercise price of any such stock options will equal the fair market value of the common stock on the date of grant. Each such option or RSU will vest upon the anniversary of the date of grant, based on continued service as a director. Messrs. Moszkowski, Sacks and Zimmerli have declined their annual option and RSU awards.

On August 19, 2020, the R1 Board approved the formation of a special committee of the board (the “Special Committee”) to consider a potential equity recapitalization transaction with respect to the then-outstanding Series A Preferred Stock of R1. The Special Committee was comprised of Ms. Smith and Messrs. Mandl (chair) and Feiner. In recognition of the responsibilities assumed by the members of the Special Committee and the commitment of time that would be required to discharge such responsibilities properly, on September 24, 2020, the R1 Board approved (i) a one-time cash retainer of $50,000 for members of the Special Committee, other than the chair, and (ii) a one-time cash retainer of $60,000 for the chair of the Special Committee, in each case 50% of which was paid on October 1, 2020 and the remaining 50% of was paid on April 1, 2021.

R1 reimburses each non-employee director for ordinary and reasonable expenses incurred in attending board and board committee meetings.

2021 Director Compensation. The following table sets forth, for each of R1’s non-employee directors, information concerning compensation earned or paid for services in all capacities during the fiscal year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)(2)	Option Awards ($)(2)	Total ($)
Agnes Bundy Scanlan	$15,000	—	—	$15,000
David Dill	$45,000	$130,000	—	$175,000
Michael C. Feiner	$85,000	$130,000	—	$215,000
John B. Henneman, III (3)	—	$130,000	$60,000	$190,000
Alex J. Mandl	$130,000	$130,000	—	$260,000
Jill Smith	$85,000	$130,000	—	$215,000
Anthony J. Speranzo (3)	—	$190,000	—	$190,000
Anthony R. Tersigni (3)	—	$190,000	—	$190,000
Neal Moszkowski (4)	—	—	—	—
Ian Sacks (4)	—	—	—	—
Albert R. Zimmerli (4)	—	—	—	—

(1)	Includes 50% of a one-time cash retainer paid to members and the chair of the Special Committee on April 1, 2021. The remainder of the retainer was paid on October 1, 2021.
(2)

Valuation of these option and stock awards is based on the aggregate grant date fair value computed in accordance with ASC 718. These amounts do not represent the actual amounts paid to or realized by the directors during 2021. The assumptions used by R1 with respect to the valuation of option and stock awards are the same as those set forth in Note 15, Share-Based Compensation, to R1’s consolidated financial statements included in R1’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 17, 2022.

(3)

Under R1’s director compensation policy in effect in 2021, Mr. Henneman elected to be compensated for his director fees in options to purchase shares of our common stock, rather than in cash. Similarly, Messrs. Speranzo and Tersigni elected to be compensated for their director fees in RSUs, rather than in cash.

(4)	Messrs. Moszkowski, Sacks, and Zimmerli have declined to receive director fees.

As of December 31, 2021, R1’s non-employee directors held the following options to acquire shares of our common stock and shares of restricted common stock:

Name	Aggregate Option Awards (Exercisable / Unexercisable) Outstanding as of December 31, 2021	Option Awards Exercisable at December 31, 2021	Aggregate Restricted Stock Awards (Unvested) as of December 31, 2021
Agnes Bundy Scanlan	—	—	—
David Dill	—	—	5,151
Michael C. Feiner	31,755	31,755	5,151
John B. Henneman, III	574,325	567,901	5,151
Alex J. Mandl	253,726	253,726	5,151
Jill Smith	15,407	15,407	5,151
Anthony J. Speranzo	—	—	7,724
Anthony R. Tersigni	—	—	7,724
Neal Moszkowski	—	—	—
Ian Sacks	—	—	—
Albert R. Zimmerli	—	—	—

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of R1’s executive compensation program for the following executive officers, to whom R1 refers collectively in this discussion as its “Named Executive Officers.”

Unless otherwise indicated or the context otherwise requires, references in this Executive Compensation section to “R1,” the “Company,” “we,” “us,” “our” and other similar terms refer to R1 RCM Inc.

During 2021, our Named Executive Officers were:

Joseph Flanagan, our President and Chief Executive Officer (our “Chief Executive Officer”);

Rachel Wilson, our Chief Financial Officer and Treasurer (our “Chief Financial Officer”);

Gary Long, our Executive Vice President and Chief Commercial Officer (our “Chief Commercial Officer”);

John Sparby, our Executive Vice President, Operations & Delivery and Chief Operating Officer, effective January 15, 2021; and

Vijay Kotte, our Executive Vice President, Strategy & Corporate Development and Chief Solutions Officer, effective January 15, 2021.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2021 and the policies and practices that contributed to our executive compensation actions and decisions for 2021. It also provides an overview of our executive compensation philosophy and objectives.

Finally, it analyzes how and why the human capital committee of our board of directors arrived at the specific compensation decisions for our Named Executive Officers for 2021, including the key factors that the human capital committee considered in determining their compensation.

Significant Management Changes in 2021

On January 15, 2021, as part of a broader alignment of senior leadership roles in order to support effective management of the Company following years of significant growth, two new executive positions were created: John Sparby was appointed to serve as our Executive Vice President, Operations & Delivery and Chief Operating Officer, and Vijay Kotte was appointed to serve as our Executive Vice President, Strategy & Corporate Development and Chief Solutions Officer.

Executive Summary

2021 Business Highlights

In 2021, we achieved notable progress against our strategic initiatives, and delivered significant improvements on our key performance metrics.

Key accomplishments:

We generated revenue of $1,475 million, net income of $97 million and adjusted EBITDA* of $344 million.

We added over $1.5 billion in net patient revenue under management on an end-to-end basis. At year-end, we announced significant additional contracting activity.

We acquired VisitPay, a leading consumer payments platform, which we combined with R1’s leading patient access technology to enable providers to deliver a seamless financial journey for their patients.

We simplified our capital structure by converting preferred shares to common shares, improved our balance sheet and liquidity by refinancing our debt and increasing the availability under our revolving credit facility, and applied a balanced approach to capital allocation by repurchasing shares and repaying debt.

We launched our Entri platform, which provides patients with intuitive digital self-service capabilities to empower them to search, book, register and pay for care all in one experience, on any device. Entri integrates the many revenue cycle touchpoints and disparate support systems found in ambulatory, acute and post-acute networks, allowing providers to manage patient access costs and intelligently match supply and demand.

We made significant progress with our digitization effort. We advanced our automation capabilities by automating approximately 40 million additional manual tasks compared to 2020, bringing our automation capabilities to 70 million tasks annually.

*

Adjusted EBITDA is a non-GAAP measure and is defined as GAAP net income before net interest income/expense, income tax provision/benefit, depreciation and amortization expense, share-based compensation expense, expense arising from debt extinguishment, strategic initiatives costs, customer employee transition and restructuring expense, and certain other items. For more information about how R1 calculates adjusted EBITDA, and for a reconciliation of adjusted EBITDA to GAAP net income, please see “Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on February 17, 2022 and incorporated herein by reference.

2021 Executive Compensation Highlights

The following key compensation actions were taken with respect to our Named Executive Officers for 2021:

•

Base Salaries - Effective January 1, 2021, Mr. Flanagan’s base salary was increased from $895,000 to $1,000,000, Mr. Long’s base salary was increased from $460,000 to $500,000, and Mr. Sparby’s base salary was increased from $460,000 to $500,000. Effective April 1, 2021, Ms. Wilson’s base salary was increased from $465,000 to $500,000. As part of our restructuring of the executive leadership team in early 2021, the base salaries for our Named Executive Officers, other than Mr. Flanagan, were aligned at the same level to reflect the equal impact and criticality of these roles on driving the Company’s long-term success. Target annual and target long-term incentive opportunities were also aligned to similar levels.

•	Annual Incentives – Cash incentives were paid to Mr. Flanagan, Ms. Wilson, Mr. Long, Mr. Sparby and Mr. Kotte, as determined by the Human Capital Committee.

•

Discretionary Short-Term Equity Awards – On April 1, 2021, we granted our Named Executive Officers discretionary RSU awards to recognize their contributions to the Company’s continued success in the face of the challenges in 2020. We granted Mr. Flanagan 51,235 RSUs, Ms. Wilson 16,382 RSUs, Mr. Long 12,154 RSUs, Mr. Sparby 13,167 RSUs, and Mr. Kotte 17,615 RSUs.

•

Long-Term Incentive Compensation - In May 2021, we granted Mr. Flanagan 183,285 performance-based restricted stock units (PBRSUs); Ms. Wilson 36,657 PBRSUs; Mr. Long 36,657 PBRSUs; Mr. Sparby 36,657 PBRSUs; and Mr. Kotte 36,657 PBRSUs representing 100% of each individual’s target award, subject to two performance-based vesting conditions. The performance measures for PBRSUs granted in 2021 remained the same as the performance measures used for the 2020 grants (a combination of cumulative adjusted EBITDA and end-to-end RCM agreements). Pursuant to the New Flanagan Agreement (defined below), Mr. Flanagan also received a one-time grant of 273,701 PBRSUs. The PBRSUs are subject to the achievement of performance targets established by the human capital committee and an award agreement entered into with the Company, in each case, consistent with the PBRSUs granted to executive officers of the Company in 2020.

•

Special One-Time Relocation Support - In 2021, we provided Mr. Flanagan and Ms. Wilson with relocation support in connection with moving our corporate headquarters from Chicago, IL to Salt Lake City, UT. This relocation support consisted primarily of short-term housing support, shipment and storage of household goods, transportation for family, and associated tax gross-up of relocation expenses intended to keep executives economically whole for the relocation.

Executive Compensation Policies and Practices

We endeavor to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our executive compensation philosophy. During 2021, the following executive compensation policies and practices were in place, including both policies and practices we have implemented to drive performance and policies and practices that either prohibit or minimize behaviors that we do not believe serve our stockholders’ long-term interests:

What We Do

Human Capital Committee Independence - Our human capital committee is comprised solely of independent directors.

Human Capital Committee Advisor Independence - The human capital committee engages and retains its own independent advisors. During 2021, the human capital committee engaged SullivanCotter to assist with its responsibilities. SullivanCotter was not separately engaged by the Company to perform consulting or other services for the Company during 2021.

Annual Compensation Review - The human capital committee conducts an annual review of our executive compensation philosophy and strategy, including a review of the compensation peer group used for comparative purposes.

Compensation-Related Risk Assessment - We design our compensation programs, policies and practices to ensure that they reflect an appropriate level of risk-taking but do not encourage our employees to take excessive or unnecessary risks that could have a material adverse impact on the Company.

Emphasize Performance-based Incentive Compensation - The human capital committee designs our executive compensation program to use performance-based short-term and long-term incentive compensation awards to align the long-term interests of our executive officers with the interests of our stockholders.

Emphasize Long-Term Equity Compensation - The human capital committee uses equity awards to deliver long-term incentive compensation opportunities to our Named Executive Officers. These equity awards vest over multi-year periods, and the PBRSUs have a performance period of several years, which better serves our long-term value creation goals and retention objectives.

Limited Executive Perquisites - We provide only modest amounts of perquisites or other personal benefits to our Named Executive Officers which serve a sound business purpose.

Prohibition on Derivative Securities Transactions, Hedging and Pledging - Our Insider Trading Policy prohibits all our employees, including our executive officers, and the members of our board of directors from engaging in derivative securities transactions with respect to our common stock and from hedging the risk of their ownership of our common stock through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Our Insider Trading Policy generally restricts our employees and directors from pledging our securities as collateral or holding our securities in a margin account.

Maintain Stock Ownership Guidelines – In February 2020, the human capital committee approved the Stock Ownership Guidelines Policy to align the financial interests of R1 executives with those of its shareholders. The Chief Executive Officer must own shares worth 6x annual base salary (4x for the Chief Financial Officer, 3x for all other Named Executive Officers).

What We Do Not Do

X

Retirement Programs - Other than our Section 401(k) plan generally available to all employees, we do not offer defined benefit or contribution retirement plans or arrangements or nonqualified deferred compensation plans or arrangements for our Named Executive Officers.

X

No Tax “Gross-Ups” or Payments - We do not provide any “gross-ups” or tax payments to our Named Executive Officers in connection with any compensation element other than for housing and relocation expenses, and we do not provide any excise tax “gross-up” or tax reimbursement in connection with any change in control payments or benefits.

X	No Stock Option Repricing - We do not reprice options to purchase shares of our common stock without stockholder approval.

X	No Timing of Equity Grants - We do not structure the timing of equity awards to precede or coincide with the disclosure of material non-public information.

Stockholder Advisory Vote on Named Executive Officer Compensation

Every six years, we are required to conduct a non-binding stockholder advisory vote on the frequency of future “Say-on-Pay” votes (commonly known as a “Say-on-Frequency” vote). At our 2017 Annual Meeting of Stockholders, we conducted a non-binding stockholder vote on the frequency of advisory votes on executive compensation of our Named Executive Officers (commonly known as a “Say-on-Pay” vote). Our stockholders cast the highest number of votes for voting on a triennial basis, compared to voting every one or two years. In light of this result and other factors considered by our board of directors, we decided to conduct Say-on-Pay votes on a triennial basis.

Our stockholders approved the non-binding advisory proposal on the compensation of our Named Executive Officers with a 99% favorable vote at our annual meeting of stockholders held in 2021, our most recent annual meeting at which such a vote was taken. As the human capital committee has reviewed our executive compensation policies and practices since our last Say-on-Pay vote, it has been mindful of the strong support our stockholders have expressed for our approach to executive compensation. As a result, following its most recent review of our executive compensation philosophy, the human capital committee decided to retain our general approach to executive compensation. We will conduct our next Say-on-Pay vote at our 2024 Annual Meeting of Stockholders.

Executive Compensation Philosophy and Objectives

Our executive compensation program is guided by our overarching philosophy of attracting and retaining highly talented executive officers by providing competitive pay and benefits and rewarding our executive officers for performance that aligns with our financial, operational and strategic goals, including ESG-related goals, to achieve our ultimate objective of increasing stockholder value. The structure of our executive compensation program enables us to provide a competitive total compensation package that links a significant portion of each executive officer’s overall compensation to key corporate financial goals and other significant accomplishments. We use both short-term and long-term incentive compensation opportunities to align the interests of our executive officers with the interests of our stockholders and the successful execution of our long-term strategic plan.

Our executive compensation program is designed to:

•	Attract, retain and motivate highly talented individuals who have the breadth and depth of diverse experience to successfully execute our business strategy in alignment with our values;

•	Align the interests of our executive officers, stockholders and other stakeholders;

•	Pay for performance by rewarding the achievement of our annual and long-term operating and strategic goals; and

•	Recognize individual contributions.

Governance of Executive Compensation Program

Role of the Human Capital Committee

The human capital committee oversees our executive compensation program and discharges the responsibilities of our board of directors relating to the compensation of our Named Executive Officers. In this role, the human capital committee reviews, determines and approves the compensation of our Named Executive Officers. Certain actions of our human capital committee, such as the granting of equity awards, may be taken by a sub-committee of the human capital committee. The human capital committee maintains the Section 16 Sub-Committee to assist the human capital committee in ensuring that equity awards made under the Company’s equity incentive plans are exempt from the short swing trading rules under Section 16(b) of the Exchange Act. The human capital committee has the authority, without approval of our board of directors, to engage, oversee and terminate compensation consultants, legal counsel and other advisors to assist in the evaluation of the compensation of our executive officers.

Pursuant to its charter, the human capital committee is responsible for reviewing the total compensation, including base salary levels, annual cash bonus opportunities and long-term incentive compensation opportunities, of our Named Executive Officers. When selecting and setting the amount of each compensation element, the human capital committee considers the following factors:

•	our executive compensation program objectives;

•	our performance against the financial and operational objectives established by the human capital committee and/or our board of directors;

•	each individual Named Executive Officer’s skills, experience, knowledge and qualifications relative to other similarly situated executives at the companies in our compensation peer group;

•	the scope of each Named Executive Officer’s role compared to other similarly situated executives at the companies in our compensation peer group;

•

the performance of each individual Named Executive Officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and work as part of a team, all of which reflect our core values;

•	compensation parity among our Named Executive Officers;

•	our financial and stock price performance relative to the companies in our compensation peer group; and

•	the compensation practices of our compensation peer group.

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each Named Executive Officer. No single factor is determinative in setting pay levels, nor was the impact of any factor on the determination of pay levels quantifiable.

Role of Executive Officers

In discharging its responsibilities, the human capital committee works with members of our management, including our Chief Executive Officer, to review information on corporate and individual performance, market data and management’s perspective on compensation matters. Our Chief Executive Officer reviews the performance of each of our other Named Executive Officers and, based on these reviews, provides recommendations to the human capital committee with respect to base salary adjustments, annual cash bonus opportunities and long-term incentive compensation in the form of equity awards.

The human capital committee meets with our Chief Executive Officer annually to review and discuss his recommendations regarding executive compensation for our other Named Executive Officers. Typically, the human capital committee meets in executive sessions to discuss these recommendations, uses them as one factor in determining and approving the compensation for our other Named Executive Officers and then informs our board of directors of such decisions. In setting the compensation of our Chief Executive Officer, the human capital committee evaluates his performance, as well as our overall corporate performance and considers the other factors described above. Our Chief Executive Officer recuses himself from all discussions and recommendations regarding his own compensation.

Role of Compensation Consultant

The human capital committee engages an independent compensation consultant from time to time to provide support, including competitive market data and analysis regarding our executive compensation program and the decisions resulting from its annual executive compensation review. In 2021, the committee retained SullivanCotter to serve as its independent compensation advisor. SullivanCotter served at the discretion of our human capital committee.

During 2021, SullivanCotter attended, in person or via telephone, meetings of the human capital committee (both with and without management present) and provided the following services:

•	consulted with the human capital committee chair and other members between committee meetings;

•

provided competitive market data based in part on the compensation peer group for our executive officer positions and evaluated how the compensation we pay our executive officers compares both to our performance and to how the companies in our compensation peer group compensate their executives;

•	assessed executive compensation trends within our industry and updates on corporate governance and regulatory issues and developments;

•	reviewed the Compensation Discussion and Analysis; and

•	made recommendations regarding short and long-term incentive plans and outstanding equity awards.

With respect to the periods in 2021 for which SullivanCotter provided services to the human capital committee, SullivanCotter did not raise any conflicts of interest to the human capital committee and the human capital committee determined that no conflicts of interest existed that would affect SullivanCotter’s independence or would prevent it from independently representing our human capital committee.

How We Determine Executive Compensation Levels

In evaluating our executive compensation program and making its decisions in 2021, the human capital committee considered the competitive market for executive talent using two sources: data derived from an analysis of the compensation levels and practices of a group of comparable companies and data drawn from nationally recognized executive compensation surveys reporting compensation levels of executives at similarly sized organizations.

The compensation peer group is a select group of companies that the human capital committee believes are representative of the talent market in which we compete. In 2021, the human capital committee considered compensation data from this peer group as one factor in determining our executive compensation levels to ensure we continue to provide target total direct compensation opportunities that are competitively positioned in the marketplace. The human capital committee worked with its compensation advisor in 2020 to review and update the peer group used to guide Named Executive Officer pay decisions for 2021. Changes to the peer group were intended to more closely reflect the Company’s business structure and scope of operations in 2021.

The companies in the compensation peer group were selected in 2020 based on the following criteria:

•	Similar revenues and complexity of business model;

•	In the technology, business process outsourcing or healthcare services industries; and

•	Publicly traded in the United States.

In August 2020, the human capital committee reviewed and approved the following peer group. The peer group below informed compensation decisions for 2021. No changes were made to the peer group for 2022 compensation decisions, other than the removal of HMS Holdings.

Allscripts Healthcare Solutions	ManTech International
CBIZ	Maximus
ExlService Holdings	Premier
FTI Consulting	Huron Consulting Group
Genpact Limited	Evolent Health
HMS Holdings*	WEX
ICF International

*	HMS Holdings was acquired in 2021.

While the human capital committee considers competitive market data when making its decisions, it is only one factor evaluated when determining the target total direct compensation opportunities of our Named Executive Officers. The human capital committee also considers the other factors listed in “Governance of Executive Compensation Program - Role of the Human Capital Committee” above.

The human capital committee intends to review our compensation peer group periodically as needed and make adjustments to its composition, taking into account changes in both our business and the businesses of the companies in our compensation peer group.

Risk Considerations

Our executive compensation program consists of a mix of compensation elements, which we design to ensure that they reflect an appropriate level of risk-taking but do not encourage our Named Executive Officers to take excessive or unnecessary risks. We believe that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on our business. In addition, the human capital committee believes that the mix and design of the elements of our executive compensation program do not encourage our management to assume excessive risks.

Executive Compensation Program Design

In 2021, the primary elements of our executive compensation program consisted of base salary, an annual cash incentive opportunity and long-term incentive compensation in the form of PBRSUs. The following table describes how each of these elements is intended to satisfy our executive compensation objectives.

Compensation Element	Purpose	Type of Compensation	Link to Program Objectives
Base salary	Fixed level of cash compensation for performing day-to-day responsibilities to attract and retain key talent in a competitive marketplace	Cash	Generally reviewed annually based on evaluation of individual’s experience, position, current performance, internal pay equity, compensation peer group data and external competitive market data

Annual cash incentive	Target cash incentive opportunity (expressed as a percentage of base salary) that encourages executive officers to achieve annual operating plan goals (adjusted EBITDA, new end-to-end RCM agreements, and technology objectives)	Cash

Provides compensation based on achievement of our annual operating plan goals, as well as individual performance compared against pre-established corporate performance goals

No minimum guaranteed payment

Long-term incentive compensation

Helps ensure executive compensation is directly linked to achievement of long-term goals

Creates an ownership culture by aligning interests of executive officers with the creation of stockholder value

Furthers our executive officer retention objectives

Long-term equity

Provides our executive officers with a strong link to our long-term performance by enhancing their accountability for long-term decision-making

In 2021, delivered in the form of PBRSUs with performance tied to cumulative adjusted EBITDA and new end-to-end RCM agreement targets; specific performance metrics and targets are reviewed and determined by the human capital committee each year

Compensation Element	Purpose	Type of Compensation	Link to Program Objectives

Benefits	Important element of “total rewards” program and helps attract and retain executive officers	Benefits	Same broad-based benefits that are provided to all employees, including our Section 401(k) retirement plan, a medical care plan, vacation, short-term and long-term disability coverage and standard employee holidays

Post-employment compensation arrangements	Attracts and retains executive officers in competitive market Ensures continued dedication of executive officers in cases of personal uncertainties or risk of job loss	Combination of cash, long-term incentive compensation and benefits	Under certain circumstances, the accelerated vesting of certain equity awards, plus cash severance payments

Employment agreements	Provides confidentiality and non-compete covenants	N/A	Specific for the individual

Base Salary

Base salary represents the fixed portion of the compensation of our Named Executive Officers. We use base salaries to attract and retain highly qualified individuals to help us manage our business and achieve our annual and long-term performance objectives. Generally, we establish the initial base salaries of our Named Executive Officers through arm’s-length negotiation at the time we hire or promote an individual, considering his or her position, qualifications, experience and the base salaries of our other executive officers. Thereafter, the human capital committee reviews the base salaries of our executive officers from time to time and makes adjustments as it deems necessary or appropriate.

In 2021, Named Executive Officer base salary increases were based on individual performance and responsibilities. Overall, these salary amounts align with the tenure and performance of the executives and are validated through the market competitiveness study. Effective January 1, 2021, Mr. Flanagan’s base salary was increased from $895,000 to $1,000,000, Mr. Long’s base salary was increased from $460,000 to $500,000, and Mr. Sparby’s base salary was increased from $460,000 to $500,000 Effective April 1, 2021, Ms. Wilson’s base salary was increased from $465,000 to $500,000.

The table below shows the annual salaries for our Named Executive Officers.

Named Executive Officer	2020 Base Salary	Increase Percentage	2021 Base Salary
Mr. Flanagan	$895,000	11.7%	$1,000,000
Ms. Wilson	$465,000	7.5%	$500,000
Mr. Long	$460,000	8.7%	$500,000
Mr. Sparby	$460,000	8.7%	$500,000
Mr. Kotte	$500,000	0%	$500,000

Annual Cash Incentives

Each year, the human capital committee approves an annual cash incentive bonus plan for our Named Executive Officers. We use annual cash incentive bonuses to compensate our Named Executive Officers for achieving corporate performance objectives, as well as for their individual performance.

For 2021, the human capital committee approved an annual cash bonus plan (the “2021 Bonus Plan”) which contained the following terms and conditions:

•

At the beginning of the year, our human capital committee selects the objective corporate financial and operational measure(s) and sets the target levels for such measure(s) for the year based on our annual operating plan. The objective performance measure and related target level was selected by our human capital committee based on our historical operating results and growth rates, as well as our expected future results and are designed to require significant effort and operational success on the part of the Company and our Named Executive Officers. During the course of the year, our human capital committee may adjust such measure and target level as it deems appropriate.

•

If our performance expectations for our objective corporate performance were exceeded, the bonus pool may fund at, and actual bonus payments may be awarded at, above-target amounts. If this expectation was not met, actual bonus payments may be below target amounts, or no bonuses at all may be awarded. Prior years’ performance and corresponding bonus payment amounts were taken into consideration when setting target bonus levels. We believe this helps to calibrate our annual incentive compensation levels with our actual performance.

•

The human capital committee approves actual annual cash bonus payments, which are based, in part, on the recommendations of our Chief Executive Officer (except with respect to his own annual cash bonus payment). There were no minimum or maximum payment levels, and the human capital committee reserved broad discretion to make adjustments to award payments.

Target Annual Cash Incentive Opportunities

Target annual cash incentive opportunities for each Named Executive Officer are established in the individual’s offer letter at the time of hire. These target incentive opportunities are periodically reviewed by the human capital committee. In 2021, the human capital committee reviewed the target annual cash bonus opportunities of our Named Executive Officers, taking into consideration a competitive market analysis prepared by its compensation consultant, the recommendations of our Chief Executive Officer (except with respect to his own target annual cash bonus opportunity) and the other factors described above.

The target annual cash bonus opportunities of our Named Executive Officers for 2021 were as follows:

Named Executive Officer	2021 Target Annual Cash Bonus Opportunity (as a percentage of base salary)	2021 Target Annual Cash Bonus Opportunity ($)
Mr. Flanagan	100%	$1,000,000
Ms. Wilson (1)	100%	$500,000
Mr. Long (2)	50%	$250,000
Mr. Sparby (3)	100%	$500,000
Mr. Kotte	100%	$500,000

(1)	For the 2021 performance year, Ms. Wilson’s discretionary target bonus opportunity was increased from 80% to 100% of her base salary.

(2)	Mr. Long also has commission-based commercial incentive objectives that can earn an additional 50% of base salary.
(3)	Mr. Sparby’s target bonus opportunity was increased from 50% to 100% for the 2021 performance year.

2021 Performance Measures

In 2021, the human capital committee selected the following objective and subjective measures for purposes of the 2021 Bonus Plan:

Objective Performance Measure	Subjective Performance Measure

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”) before incentive compensation - Target set against Company’s 2021 operating plan

New end-to-end RCM agreements representing $4 billion of annual net patient revenue under management required to earn above target

Technology objective related to external launch of Entri and automation solution required to earn above target

Individual performance

For purposes of the 2021 Bonus Plan, adjusted EBITDA is defined as net income before net interest income/expense, income tax provision/benefit, depreciation and amortization expense, share-based compensation expense, expense arising from debt extinguishment, strategic initiatives costs, customer employee transition and restructuring expense, and certain other items. For more information about how the Company calculates adjusted EBITDA, and for a reconciliation of adjusted EBITDA to GAAP net income, please see “Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on February 17, 2022 and incorporated herein by reference.

The human capital committee selected adjusted EBITDA as the objective performance measure in connection with its 2021 operating plan for purposes of determining the amount of funding for the company-wide annual cash incentive bonus pool. The human capital committee selected this performance measure because it believed that it is an appropriate driver for our business as it provides a balance between generating revenue, growing our business and managing our expenses, which enhance stockholder value. In the event that the Company’s performance exceeded the target amount by $5 million or more, the pool would share in 50% of every dollar by which actual performance exceeded the adjusted EBITDA target plus $5 million, provided that both the Company’s goals for new end-to-end RCM agreements representing $4 billion of net patient revenue under management in the aggregate and for technology related to the external launch of the Company’s Entri and automation solution were achieved. The new end-to-end RCM agreement objective was initially added in 2019 in order to provide additional focus on revenue growth from new clients, and the human capital committee continued to use this measure in 2020 and 2021. In 2021, in order to help foster the Company’s greater tech orientation, the human capital committee added a technology objective related to the external launch of the Company’s Entri and automation solution. After the amount of the Company-wide bonus pool was determined, the human capital committee then subjectively evaluated our Named Executive Officer’s individual performances.

2021 Annual Cash Incentive Payments

In July 2021, the 2021 annual bonus plan was approved with an adjusted EBITDA target of $335 million. All Named Executive Officers and all US annual bonus eligible participants are included in this plan, at that time the plan was established with $34.5 million of target funding. Target performance details are listed in the table below:

February 2021 Objective	2021 Threshold ($)	2021 Target ($)	2021 Actual
Adjusted EBITDA before incentive compensation	$300 million	$335 million	Objective was met

New end-to-end RCM agreements		$4.0 billion	Objective was not met

Technology objective		External launch of Entri and automation solution	Objective was met

For 2021, we achieved $343.6 million in adjusted EBITDA. However, one of the criteria required to exceed 100% funding was not met. Accordingly, the human capital committee approved the incentive pool funding at $34.5 million and a Company performance factor of 100%.

The table below sets forth the actual incentive payments made to our NEOs for 2021 based on objective and subjective annual results:

Named Executive Officer	Annual Incentive Target Opportunity (as a % of base salary)		Annual Incentive Target Opportunity (dollar amount)	Company Performance Factor	Individual Performance Factor (IPF)	Actual Annual Incentive Payout ($)
Mr. Flanagan	100%		$1,000,000	100%	100%	$1,000,000
Ms. Wilson	100%		$500,000	100%	100%	$500,000
Mr. Long	50	%(1)	$250,000	100%	100%	$250,000
Mr. Sparby	100%		$500,000	100%	100%	$500,000
Mr. Kotte	100%		$500,000	100%	100%	$500,000

(1)	Mr. Long also has commission-based commercial incentive objectives that can earn an additional 50% of base salary

In arriving at each Named Executive Officer’s Individual Performance Factor (“IPF”), the human capital committee performed a subjective review of such Named Executive Officer’s individual performance based on such person’s contribution toward the Company’s 2021 goals set forth below:

2021 Company Goals
1.	Establish strong digital footprint through continued investment in automation and patient experience capabilities

2.	Strengthen talent pipeline to support growth (analysis supported by quarterly functional talent review by level, including open roles, promotions, and terminations inclusive of gender and ethnicity data, led by the Chief Executive Officer for all of his direct reports)

3.	Deliver first wave of operations transformation by centralizing patient access operations

4.	Structure and develop our commercial offerings

5.	Generate $330 million in adjusted EBITDA and sign $4 billion in new net patient revenue under management

The resulting IPFs were then applied to determine each Named Executive Officer’s final bonus amount, which was equal to the product of (i) the amount of such person’s annual incentive target opportunity, multiplied by (ii) the Company performance factor (i.e.,    %), multiplied by (iii) such person’s respective IPF results.

Mr. Long also received $147,505 in the aggregate in commission-based new business incentive bonuses for new sales made by the Company in 2021.

Discretionary Short-Term RSU Awards

In February 2021, our human capital committee determined a pool of discretionary equity awards would be created for Named Executive Officers and other leaders to recognize their contributions to the Company’s continued success in the face of the challenges resulting from the pandemic in 2020 and 2021. The human capital committee considered the same performance outcomes as described above regarding financial performance, organic growth and inorganic growth. The pool of these awards were in the form of time-vesting RSUs provided for vesting six months from the date of grant, subject to full vesting at the completion of the 6-months in the event of a good leaver termination (as defined in the award agreement), death or disability. Individual award amounts were made based on contribution to overall results and individual performance.

The table below provides the number of such short-term RSU awards granted to each of our Named Executive Officers.

Named Executive Officer	Grant Date	# of RSUs
Mr. Flanagan	4/1/2021	51,235
Ms. Wilson	4/1/2021	16,382
Mr. Long	4/1/2021	12,154
Mr. Sparby	4/1/2021	13,167
Mr. Kotte	4/1/2021	17,615

In determining the number of such short-term RSU awards:

•

For Mr. Flanagan, the human capital committee considered his strong leadership in driving financial results, shareholder returns, and commercial growth, as well as in the areas of inclusion & diversity and talent development. The human capital committee also considered strategic M&A activity in 2020, including two acquisitions and one divestiture.

•

For Mr. Long, the human capital committee considered the achievement of strong commercial results, despite the challenges of the pandemic. In 2020, two new end-to-end customers were signed representing $5B of net patient revenue under management.

•

For Ms. Wilson, the human capital committee considered her contribution to strong financial results in the second half of the year. The human capital committee also considered Ms. Wilson’s contribution to the Company’s ESG efforts as well as investor relations.

•

For Mr. Sparby, the human capital committee considered his contribution to strong KPI results, and the implementation of our patient experience platform, as well as the successful onboarding of new customers.

•	For Mr. Kotte, the human capital committee considered his contribution to the acquisition of Cerner Revworks, as well as the divesture of the EMS business in 2020.

Other Bonuses

Pursuant to the terms of her offer letter agreement, we paid Ms. Wilson a sign-on bonus of $250,000, of which $75,000 was paid to her on June 30, 2020 and the remaining $175,000 was paid to her on January 31, 2021.

Long-Term Incentive Compensation

We believe long-term incentive compensation is an effective means for focusing our Named Executive Officers on driving increased stockholder value over a multi-year period, provides a meaningful reward for appreciation in our stock price and long-term value creation and motivates them to remain employed with us. In 2021, we granted only PBRSUs to our Named Executive Officers. We believe this approach aligns the contributions of our Named Executive Officers with the long-term interests of our stockholders and allows them to participate in any future appreciation in the value of our common stock. We believe that PBRSU awards pursuant to which shares of our common stock may be earned based on our actual performance should provide an appropriate long-term incentive for our Named Executive Officers, since they are rewarded only to the extent that they achieve performance results intended to enhance our stock price growth.

As with their other elements of compensation, the human capital committee determines the amount of long-term incentive compensation for our Named Executive Officers as part of its annual compensation review and after taking into consideration a competitive market analysis, the recommendations of our Chief Executive Officer (except with respect to his own long-term incentive compensation), the outstanding equity holdings of each Named Executive Officer, the projected impact of the proposed awards on our earnings, the proportion of our total shares outstanding used for annual employee long-term incentive compensation awards (our “burn rate”) in relation to the companies in our compensation peer group, the potential voting power dilution to our stockholders (our “overhang”) in relation to the companies in our compensation peer group and the other factors described above.

The Named Executive Officers participate in a long-term incentive compensation program (the “LTI program”) with the goal of focusing leaders on our long-term business performance that we believe will generate the creation of sustainable long-term value for our stockholders. The LTI program reflects the current design and structure of annual equity awards to our employees, including our executive officers, and provides a framework within which we make annual equity awards. For our Named Executive Officers, the LTI program in 2021 utilizes PBRSUs.

Target annual long-term incentive opportunities for each of our Named Executive Officers under the LTI program for 2021 are presented in the table below.

Named Executive Officer	2021 Long-term Incentive Target (as a % of base salary)	Target LTI %: PBRSU
Mr. Flanagan (1)	500%	100%
Ms. Wilson	200%	100%
Mr. Long (2)	200%	100%
Mr. Sparby(2)	200%	100%
Mr. Kotte	200%	100%

(1)	On March 23, 2021, the target amount of Mr. Flanagan’s annual equity grants for 2021 was increased from 300% to 500% of base salary.
(2)	On January 16, 2021, the target amount of Mr. Long’s and Mr. Sparby’s annual equity grants for 2021 was increased from 100% to 200% of base salary.

Each of the terms of our LTI program, including, without limitation, eligible participants, award levels, the composition of awards and the vesting terms for awards, for 2022 and subsequent years are subject to revision by our human capital committee in their sole discretion. In addition, our human capital committee reserves the right to discontinue the LTI program, in whole or in part, replace the LTI program and/or supplement it with additional equity or cash awards.

2021 PBRSU Awards

The Section 16 subcommittee of the human capital committee granted the following PBRSU awards to the Named Executive Officers in 2021:

Named Executive Officer	Grant Date	# of PBRSU (at threshold performance)	# of PBRSU (at target performance)	# of PBRSU (at maximum performance)
Mr. Flanagan (1)	3/23/2021	136,851	273,701	547,402
	5/1/2021	91,643	183,285	366,570
Ms. Wilson	5/1/2021	18,329	36,657	73,314
Mr. Long	5/1/2021	18,329	36,657	73,314
Mr. Sparby	5/1/2021	18,329	36,657	73,314
Mr. Kotte	5/1/2021	18,329	36,657	73,314

(1)

On March 23, 2021, Mr. Flanagan received a special one-time PBRSU award of 273,701, representing 100% of the target long-term incentive award, pursuant to his new employment agreement. The special one-time PBRSU award is subject to the same performance measures and vesting conditions as the 2020 PBRSU grant.

Pursuant to the award agreement, these PBRSUs will be subject to both a time-based vesting condition and a performance-based vesting condition. The time-based vesting condition may be satisfied on the earlier of December 31, 2023 or a qualifying change of control. Performance vesting of the above PBRSUs is based on cumulative adjusted EBITDA and the entry into new end-to-end RCM agreements. The performance period for these PBRSUs is January 1, 2021 to December 31, 2023. The human capital committee selected cumulative adjusted EBITDA in 2021 as the performance measure because it believed that it is an appropriate driver for our business as it provides a balance between generating revenue, growing our business and managing our expenses, which enhance stockholder value. The end-to-end RCM agreement growth measure was selected in 2021 in order to provide additional focus on revenue growth from new clients. These same performance measures were applied to 2020 PBRSUs granted to Named Executive Officers.

In 2018, the PBRSUs granted to the Named Executive Officers were based on the achievement of an average price per share of our common stock over a specified period of time prior to the applicable performance measurement date. The performance period for the PBRSUs granted in 2018 ended on December 22, 2020, with the PBRSUs granted in 2018 having a time-based vesting condition that was (i) 75% satisfied on December 22, 2020 and (ii) 25% satisfied on December 31, 2021. The performance-based vesting condition for the PBRSUs granted to our Named Executive Officers in 2018 all vested at the maximum performance threshold specified in the applicable award agreement.

In 2019 and 2020, the PBRSUs granted to the Named Executive Officers were based on the achievement of cumulative adjusted EBITDA and the entry into new end-to-end RCM agreements. As a result of the impact of the COVID-19 pandemic, the human capital committee considered different approaches to address unplanned COVID-19 impact and agreed that an adjustment framework should be applied to 2020 adjusted EBITDA (no adjustment of targets and no adjustment to 2020 end-to-end growth results). These considerations resulted in a total adjustment of $31 million to 2020 adjusted EBITDA for both the 2019 PBRSUs and 2020 PBRSUs. Furthermore, 2020 adjusted EBITDA for the 2019 PBRSUs was adjusted by $6 million and the 2020 PBRSUs were adjusted by $4 million to reflect new business additions. The resulting 2020 cumulative adjusted EBITDA was $277 million for the 2019 PBRSUs and $267 million for the 2020 PBRSUs.

In 2021, adjusted EBITDA was further adjusted by $18 million for the 2019 PBRSUs and by $8 million for each of the 2020 and 2021 PBRSUs to reflect new business additions. The resulting 2021 cumulative adjusted EBITDA was $361.6 million for the 2019 PBRSUs and $351.6 million for each of the 2020 PBRSUs and the 2021 PBRSUs. The performance period and time period for the PBRSUs granted in 2019 ended on December 31,

2021. The performance-based vesting condition for the PBRSUs granted to our Named Executive Officers in 2019 all vested at the maximum performance threshold specified in the applicable award agreement.

Welfare and Health Benefits

Our Named Executive Officers are eligible to participate in our employee benefit programs on the same basis as our other full-time, salaried employees. We sponsor a Section 401(k) retirement plan, which is intended to qualify for favorable tax treatment under Section 401(a) of the Code. All of our U.S. employees, including our executive officers, are eligible to participate in the Section 401(k) plan.

In addition, our Named Executive Officers are eligible to participate in our employee benefit programs on the same basis as all of our employees. These benefits include a medical care plan, flexible spending accounts, short-term and long-term disability insurance and standard Company holidays.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits

Consistent with our compensation philosophy, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide perquisites or other personal benefits to our Named Executive Officers except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective and for recruitment and retention purposes. No material perquisites or other personal benefits were provided to Named Executive Officers in 2021.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described in the preceding paragraph. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the human capital committee.

Employment Offer Letters

We have entered into written employment offer letters with each of our Named Executive Officers. In filling each of our executive positions, our board of directors or the human capital committee, as applicable, recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors and the human capital committee were sensitive to the need to integrate new executive officers into the executive compensation structure that we were seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment offer letters provides for “at will” employment and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual cash bonus opportunity and an initial equity award recommendation.

For information on the specific terms and conditions of the employment offer letters of our Named Executive Officers, see the discussion of “Employment Agreements with Named Executive Officers” following the executive compensation tables below.

Post-Employment Compensation

The employment offer letters, EVP letter agreement and/or equity award agreements with our Named Executive Officers also contain provisions for their compensation in the event of certain terminations of employment, including in connection with a change in control of the Company. We believe that having in place reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executive officers. Our post-employment compensation arrangements are designed to provide reasonable compensation to executive officers who leave us under certain circumstances to facilitate their transition to new employment. Further, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits.

We believe that these arrangements are designed to align the interests of management and stockholders when considering our long-term future. The primary purpose of these arrangements is to keep our Named Executive Officers focused on pursuing all corporate transaction activity that is in the best interests of stockholders regardless of whether those transactions may result in their own job loss. Reasonable post-acquisition payments and benefits should serve the interests of both the Named Executive Officer and our stockholders.

Mr. Long’s post-employment compensation arrangement (other than PBRSUs) are subject to “double-trigger” change in control provisions. That is, all payments and benefits in the event of a change in control of the Company are payable only if there is a subsequent loss of employment without cause by an executive officer within 12 months of the change of control (a so-called “double-trigger” arrangement).

For 2019, 2020, and 2021 PBRSUs, upon a change in control, the target achievement levels of adjusted EBITDA and end-to-end RCM agreement growth will be based on annual progression toward the three-year goal, with target achievement levels prorated for the time elapsed during the year in which the change in control occurs.

We do not use excise tax payments (or “gross-ups”) relating to a change in control of the Company and have no such obligations in place with respect to any of our Named Executive Officers.

For information on the post-employment compensation arrangements with our Named Executive Officers, as well as an estimate of the potential payments and benefits payable under these arrangements as of the end of 2021, see “Potential Payments Upon Termination or Change in Control” below.

New Flanagan Employment Agreement

On March 23, 2021, we entered into an amended and restated offer letter agreement (the “New Flanagan Agreement”) with Mr. Flanagan, which amended, restated, and superseded Mr. Flanagan’s previous offer letter agreement with the Company. Mr. Flanagan will continue to serve as our Chief Executive Officer and as a member of our board of directors and will report directly to our board of directors. The New Flanagan Agreement provides for at-will employment for an indefinite term, an annualized base salary of $1,000,000 (retroactive to January 1, 2021), an annual discretionary target bonus opportunity of 100% of base salary, and eligibility to participate in the employee benefit programs generally available to other senior executives of the Company. Mr. Flanagan will also be reimbursed for all reasonable legal fees incurred in connection with the negotiation of the New Flanagan Agreement.

Pursuant to the New Flanagan Agreement, Mr. Flanagan received a one-time grant of 273,701 PBRSUs. The PBRSUs are subject to the achievement of performance targets established by the human capital committee and an award agreement entered into with the Company, in each case, consistent with the PBRSUs granted to executive officers of the Company in 2020. For additional information regarding PBRSUs, see “2021 PBRSU Awards” above and “Outstanding Equity Awards at December 31, 2021” below.

In the event that Mr. Flanagan’s employment with the Company is terminated by the Company without Cause or by Mr. Flanagan for Good Reason (each as defined in the New Flanagan Agreement), Mr. Flanagan will be entitled to any earned but unpaid salary, earned but unpaid annual bonus for the prior fiscal year, and accrued and vested benefits under the employee benefit programs of the Company. In addition, subject to Mr. Flanagan’s execution and non-revocation of a release of claims in favor of the Company, Mr. Flanagan will also be entitled to the following: (i) two times the sum of Mr. Flanagan’s base salary and target annual bonus, payable in substantially equal monthly installments for a period of 24 months following Mr. Flanagan’s termination date; provided that if Mr. Flanagan’s termination occurs within 24 months following a Change in Control (as defined in the New Flanagan Agreement), severance will be paid in a lump sum within 60 days following Mr. Flanagan’s termination date, (ii) an annual bonus for the calendar year in which the termination occurs, with the amount of such bonus being based on the greater of (A) target performance and (B) actual performance, pro-rated based on the number of days Mr. Flanagan was employed by the Company in the year of termination and payable at the same time bonuses are paid to other senior executives of the Company, and (iii) subsidized continuation coverage under the Company’s group health plans for a period of up to 18 months following Mr. Flanagan’s termination date. In the event Mr. Flanagan is not eligible for coverage under another employer’s group health plan as of the date that is 18 months after Mr. Flanagan’s termination date, he will also receive a lump sum cash payment equal to six times the monthly premium paid by Mr. Flanagan immediately prior to such date.

Mr. Flanagan will continue to be subject to non-competition and non-solicitation covenants that prohibit him from engaging in certain restricted activities (including competition and solicitation of employees and customers of the Company) during his employment and for 12 months (in the case of the non-competition covenant) or 18 months (in the case of the non-solicitation covenant) following the termination of his service with the Company. Mr. Flanagan also remains subject to confidentiality restrictions and inventions assignment obligations applicable during and after the period of his service with the Company that protect the Company’s proprietary information.

Other Compensation Policies and Practices

Policy Prohibiting Derivative Securities Transactions, Hedging and Pledging of Our Equity Securities

Our Insider Trading Policy prohibits all our employees, including our executive officers, and the members of our board of directors from engaging in derivative securities transactions with respect to our common stock and from hedging the risk of their ownership of our common stock through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Our Insider Trading Policy generally restricts our employees and directors from pledging our securities as collateral or holding our securities in a margin account.

Stock Ownership Guidelines Policy

In order to further align the financial interests of our executive officers with those of our stockholders, in February 2020, the human capital committee adopted minimum stock ownership guidelines for our executive officers. Our executive officers must own shares of our common stock in accordance with the following schedule:

Leadership Position	Value of Shares
Chief Executive Officer	6x annual base salary
Chief Financial Officer	4x annual base salary
All other Executive Officers	3x annual base salary
Executive Vice Presidents with annual long-term incentive target of 100% or higher (excluding Executive Officers)	2x annual base salary

Executive officers may satisfy their ownership requirements with shares of common stock owned directly, shares of common stock owned indirectly (e.g. by a spouse or a trust) or unvested time-based RSUs. Vested and unvested stock options and unvested PBRSUs are not counted toward the ownership requirements. Executive officers have five years from the later of (i) the adoption date of the policy and (ii) their appointment to a position that qualifies them as an executive officer to satisfy the ownership requirements. Once an executive officer has met his or her ownership requirements, in the event of a subsequent decline in the average closing price of a share of our common stock such that the requirements are no longer met, the executive officer is deemed to continue to meet the ownership requirements so long as he or she continues to own the same number of shares and/or vested stock options that he or she owned at the time the requirements were met.

Tax and Accounting Considerations

Limitations on Deductibility of Executive Compensation

Prior to the Tax Cuts and Jobs Act (“Tax Reform”) that was signed into law December 22, 2017, Section 162(m) of the Internal Revenue Code (“Section 162(m)”) generally disallowed a tax deduction to public corporations for non-performance-based compensation in excess of $1 million paid in any fiscal year to certain named executive officers. Under the Tax Reform, effective starting with the 2018 tax year, Section 162(m) generally limits to $1 million the U.S. federal income tax deductibility of compensation paid in one year to a company’s CEO or CFO, or any of its three next-highest paid executive officers, without regard to whether or not the compensation was performance-based. Grandfathered performance-based compensation is not subject to this limit on deductibility as long as such compensation meets certain requirements. No assurance can be given that any future compensation will qualify for this transition relief.

In approving the amount and form of compensation for our Named Executive Officers, the human capital committee considers all elements of our cost of providing such compensation. While the human capital committee will continue to consider the tax deductibility of compensation as one of many factors, the human capital committee retains the discretion to approve compensation for our Named Executive Officers that may result in non-deductible compensation expense when it believes that such compensation is in the best interests of the Company and our stockholders.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board’s Accounting Standards Codification Topic 718 (“ASC 718”) for our stock-based compensation awards. ASC 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and members of our board of directors, including options to purchase shares of our common stock and other stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from their awards.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Named Executive Officers.

Name and Principal Position	Year	Salary($)	Bonus($)		Stock Awards ($)(1)	Option Awards ($)($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(2)		Total ($)
Joseph Flanagan (3)	2021	$1,000,000	$—		$13,166,182	$—	1,000,000	(11)	$651,729	(14)	$15,817,911
President and Chief Executive Officer	2020	895,000	150,000	(8)	3,741,493	—	$—		8,085	(15)	4,794,578
	2019	820,000	75,000	(9)	2,685,009	—	1,279,850	(12)	—		4,859,859

Rachel Wilson (4)	2021	$491,250	$175,000	(10)	$1,409,225	$—	500,000	(11)	$300,554	(14)	$2,876,029
Chief Financial Officer	2020	271,250	75,000	(10)	1,028,791	—	$—		3,428	(15)	1,378,469

Gary Long (5)	2021	$500,000	$—		$1,303,610	$—	397,505	(11)	$14,329	(15)	$2,215,444
Executive Vice President, Chief Commercial Officer	2020	460,000	—		1,282,000	—	$217,637	(13)	15,106	(15)	1,974,743
	2019	460,000	—		460,007	—	533,600	(12)	—		1,453,607

John Sparby (6)	2021	$500,000	$—		$1,328,915	$—	500,000	(11)	$6,984	(15)	$2,335,899
Executive Vice President, Operations & Delivery and Chief Operating Officer

Vijay Kotte (7)	2021	$500,000	$—		$1,440,026	$—	500,000	(11)	$6,292	(15)	$2,446,318
Executive Vice President, Strategy & Corporate Development and Chief Solutions Officer

(1)

Valuation of these stock awards is based on the aggregate grant date fair value computed in accordance with ASC 718. These amounts do not represent the actual amounts paid to or realized by the Named Executive Officer during 2021, 2020, and 2019. The grant date fair value of the long-term incentive and retention PBRSU awards granted in 2021 (“2021 PBRSUs”) and PBRSU awards granted in 2020 and 2019 are based on the probable outcome of the performance conditions, which was target, or 100%, as of the grant date. The grant date fair value of the 2021 PBRSUs assuming the maximum level of performance is achieved is as follows:

Name	Fair Value
Joseph Flanagan	$23,772,664
Rachel Wilson	$2,000,006
Gary Long	$2,000,006
John Sparby	$2,000,006
Vijay Kotte	$2,000,006

(2)

Amounts below do not reflect payments by the Company in 2019 of $42,000 for personal training services offered to certain of our executives, including certain of our Named Executive Officers. These amounts are not directly allocable on an individual basis. There were no personal training services offered to executives during 2020 or 2021.

(3)	Mr. Flanagan joined our Company in April 2013 and was appointed Chief Executive Officer in May 2016.
(4)	Ms. Wilson joined our Company and was appointed Chief Financial Officer in June 2020.
(5)	Mr. Long joined our Company in June 2017 and was appointed Chief Commercial Officer in August 2017.
(6)	Mr. Sparby joined our Company in January 2004 and was appointed Chief Operating Officer in January 2021.

(7)	Mr. Kotte joined our Company in October 2019 and was appointed Chief Solutions Officer in January 2021.
(8)

Represents a special, one-time bonus of $150,000 in connection with the acquisitions of scheduling.com, Inc. d/b/a SCI Solutions, Inc. and the RevWorks services business, as well as the divestiture of the Company’s emergency medical services business.

(9)

Represents an aggregate of $75,000 in monthly cash retention bonus payments. To simplify Mr. Flanagan’s compensation program, the monthly supplemental cash retention bonus provided under his employment agreement was discontinued effective as of April 1, 2019 and his base salary was increased from $595,000 to $895,000.

(10)	Represents Ms. Wilson’s sign-on bonus of $250,000, paid in two installments of $175,000 on January 31, 2021 and $75,000 on June 30, 2020.
(11)	Consists of a cash incentive bonus for 2021 paid in March 2022 under our annual cash incentive bonus plan. The amount also includes $147,505 in commission-based commercial incentives for Mr. Long.
(12)	Consists of a cash incentive bonus for 2019 paid in March 2020 under our annual cash incentive bonus plan. The amount also includes $230,000 in commission-based commercial incentives for Mr. Long.
(13)	Consists of commission-based commercial incentives for Mr. Long.
(14)	Primarily consists of a relocation payment to Mr. Flanagan and Ms. Wilson of $643,212 and $292,159 respectively.
(15)	Primarily consists of group term life and imputed income.

Employment Offer Letters

We have entered into written employment offer letters with each of our Named Executive Officers. Please see the heading “Employment Agreements with Named Executive Officers” below.

Grants of Plan-Based Awards in 2021

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2021 to our Named Executive Officers.

Name	Grant Date	Grant Type	Estimated Payouts Under Non-EquityIncentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other stock awards: Number of shares of stock	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Joseph Flanagan	N/A	Cash Incentive Bonus	—	$1,000,000	—
	3/23/2021	Performance- based Restricted Stock Units (1)				136,851	273,701	547,402		$6,886,317
	4/1/2021	Restricted Stock Units (2)							51,235	$1,279,850
	5/1/2021	Performance- based Restricted Stock Units (1)				91,643	183,285	366,570		$5,000,015

Rachel Wilson	N/A	Cash Incentive Bonus	—	$500,000	—
	4/1/2021	Restricted Stock Units (2)							16,382	$409,222
	5/1/2021	Performance- based Restricted Stock Units (1)				18,329	36,657	73,314		$1,000,003

Gary Long	N/A	Cash Incentive Bonus	—	$250,000	—
	N/A	Commission- Based Incentive Bonus	—	$250,000	—
	4/1/2021	Restricted Stock Units (2)							12,154	$303,607
	5/1/2021	Performance- based Restricted Stock Units (1)				18,329	36,657	73,314		$1,000,003

John Sparby	N/A	Cash Incentive Bonus	—	$500,000	—
	4/1/2021	Restricted Stock Units (2)							13,167	$328,912
	5/1/2021	Performance- based Restricted Stock Units (1)				18,329	36,657	73,314		$1,000,003

Vijay Kotte	N/A	Cash Incentive Bonus	—	$500,000	—
	4/1/2021	Restricted Stock Units (2)							17,615	$440,023
	5/1/2021	Performance- based Restricted Stock Units (1)				18,329	36,657	73,314		$1,000,003

(1)

The number of shares earned will be based upon the achievement of performance conditions and will range from 0% to 200% of the target award. The grant date fair value of the 2021 PBRSUs is based on the probable outcome of the performance conditions, which was target, or 100%, as of the grant date.

(2)	Discretionary awards granted to our Named Executive Officers to recognize their contributions to the Company’s continued success in the face of the challenges in 2020.

Outstanding Equity Awards at December 31, 2021

The following table sets forth information regarding stock options and stock awards held by our Named Executive Officers as of December 31, 2021.

Name	Option Awards					Stock Awards
	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#)	Options Exercise Price	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market Value of shares or units of stock that have not vested ($)	Number of unearned shares, units or other rights that have not vested (#)		Market or payout value of unearned shares, units or other rights that have not vested ($)
Joseph Flanagan	447,459	(1)	—	2.42	10/3/2026
	817,390	(2)	—	2.42	10/3/2026
	279,387	(3)	—	3.85	6/12/2027
								506,128	(4)	$12,901,203	(8)
								1,094,804	(5)	$27,906,554	(8)
								366,570	(6)	$9,343,869	(8)

Rachel Wilson								150,518	(5)	$3,836,704	(8)
								73,314	(6)	$1,868,774	(8)

Gary Long	57,964	(7)	—	3.75	6/30/2017
								86,712	(4)	$2,210,289	(8)
								187,564	(5)	$4,781,006	(8)
								73,314	(6)	$1,868,774	(8)

John Sparby	45,759	(2)	—	2.42	10/3/2026
	15,253	(2)	—	2.42	10/3/2026
	10,000	(3)	—	3.85	6/12/2027
								86,712	(4)	$2,210,289	(8)
								187,564	(5)	$4,781,006	(8)
								73,314	(6)	$1,868,774	(8)

Vijay Kotte								496,526	(4)	$12,656,448	(8)
								203,874	(5)	$5,196,748	(8)
								73,314	(6)	$1,868,774	(8)

(1)	These options were granted on October 3, 2016 and vested in equal installments on April 1, 2017, April 1, 2018, April 1, 2019 and April 1, 2020.
(2)

Although these options were granted on October 3, 2016, they were subject to stockholder approval and thus were not granted for accounting purposes until December 8, 2016. They will vest in equal installments on April 1, 2018, April 1, 2019, April 1, 2020 and April 1, 2021.

(3)	These stock options were granted pursuant to the Company’s stock option exchange program. The awards were granted on June 12, 2017 and vested in equal installments on June 12, 2018 and June 12, 2019.
(4)

PBRSU award granted on May 1, 2019 (including PBRSU award for Mr. Kotte, whose award was granted on October 18, 2019 upon beginning his employment with the Company) (“2019 PBRSU”). Pursuant to the award agreement, the PBRSUs were subject to both a time-based vesting condition and performance-based vesting conditions. The time-based vesting condition was satisfied on December 31, 2021. The performance-based vesting conditions were satisfied at a performance metric of 200% upon approval of the cumulative adjusted EBITDA and total new end-to-end RCM agreements by the Human Capital Committee on February 17, 2022. The target number of shares subject to the award was 253,064 for Mr. Flanagan, 248,263 for Mr. Kotte, 43,356 for Mr. Long, and 43,356 for Mr. Sparby. Amount represents the number of shares that were earned based on achieving the maximum level of performance, because our performance through December 31, 2021 indicated performance exceeding the maximum levels for these awards.

(5)

PBRSU award granted on July 31, 2020 (including PBRSU award for Mr. Flanagan which was granted on March 23, 2021 under the same terms as the aforementioned awards) (“2020 PBRSU”). Pursuant to the award agreement, the PBRSUs will be subject to both a time-based vesting condition and performance-based vesting conditions. The time-based vesting condition may be satisfied on the earlier of December 31, 2022 and a qualifying change of control (the “July 2020 Performance Measurement Date”). The performance-based vesting conditions will be satisfied based on our cumulative adjusted EBITDA and the entry into new end-to-end RCM agreements through the July 2020 Performance Measurement Date. The target number of shares subject to the award is 273,701 for Mr. Flanagan, 75,259 for Ms. Wilson, 101,937 for Mr. Kotte, 46,891 for Mr. Long, and 46,891 for Mr. Sparby. Amount represents the number of shares that would be earned based on achieving the maximum level of performance, because our performance through December 31, 2021 indicated performance between the target and maximum levels for these awards. The number of shares earned will be based upon the achievement of a performance-based vesting condition and will range from 0% to 200% of the target award. The amounts for Mr. Flanagan, Mr. Long, and Mr. Sparby also include a one-time retention award (“2020 Retention PBRSU”) of 273,701, 46,891, and 46,891 target shares, respectively. The 2020 Retention PBRSU is subject to the same performance measures and vesting conditions as the 2020 LTI PBRSU.
(6)

PBRSU award granted on May 1, 2021 (“2021 PBRSU”). Pursuant to the award agreement, the PBRSUs will be subject to both a time-based vesting condition and performance-based vesting conditions. The time-based vesting condition may be satisfied on the earlier of December 31, 2023 and a qualifying change of control (the “May 2021 Performance Measurement Date”). The performance-based vesting conditions will be satisfied based on our cumulative adjusted EBITDA and the entry into new end-to-end RCM agreements through the May 2021 Performance Measurement Date. The target number of shares subject to the award is 183,285 for Mr. Flanagan, and 36,657 for Ms. Wilson, Mr. Kotte, Mr. Long, and Mr. Sparby. Amount represents the number of shares that would be earned based on achieving the maximum level of performance, because our performance through December 31, 2021 indicated performance at the target level for these awards. The number of shares earned will be based upon the achievement of a performance-based vesting condition and will range from 0% to 200% of the target award.

(7)	These options were granted on June 30, 2017 and will vest in equal installments on June 30, 2018, June 30, 2019, June 30, 2020, and June 30, 2021, based on continued employment.
(8)

Market value assumes vesting of 200% of the target award and the closing price of our common stock on the NASDAQ on December 31, 2021. The number of shares earned will be based upon the achievement of a performance-based condition and will range from 0% to 200% of the target award.

Option Exercises and Stock Vested

The following table sets forth information regarding stock acquired upon exercise of options by our Named Executive officers and vesting of RSUs and PBRSUs during the year ended December 31, 2021.

	Option Awards		Stock awards
Name	Number of shares acquired on exercise	Value realized on exercise	Number of shares Acquired on Vesting (1)	Value Realized on Vesting (2)
Joseph Flanagan	369,931	$8,221,389	51,235	$1,156,374
Rachel Wilson	—	—	16,382	$369,742
Gary Long	173,891	$3,724,843	33,609	$821,191
John Sparby	10,461	$253,344	33,882	$825,205
Vijay Kotte	—	—	17,615	$397,571

(1)	Represents shares of RSUs and PBRSUs that vested during the year ended December 31, 2021.
(2)	Based on the closing price of our common stock on the NASDAQ on the date of vesting.

Potential Payments Upon Termination or Change of Control

The table below provides information related to potential payments upon termination of our Named Executive Officers by the Company without “cause,” or, in the case of Mr. Flanagan, for “good reason,” assuming the terminations were effective on December 31, 2021.

Name	Severance(1)	Earned Incentive(2)	Performance Stock	Benefits(3)	Total
Joseph Flanagan	$4,000,000	1,000,000	—	$34,527	$5,034,527
Rachel Wilson	$500,000	500,000	—	—	$1,000,000
Gary Long	$500,000	297,127	—	$26,172	$823,299
John Sparby	$500,000	500,000	—	$16,393	$1,016,393
Vijay Kotte	$500,000	500,000	—	$22,884	$1,022,884

(1)

Salary severance represents a cash payment that the Named Executive Officer is entitled to receive upon termination without cause (or in Mr. Flanagan’s case, resigns for good reason). Salary severance for Mr. Flanagan is equal to two times the sum of Mr. Flanagan’s base salary and target annual bonus, payable in substantially equal monthly installments for a period of 24 months following Mr. Flanagan’s termination date; provided that if Mr. Flanagan’s termination occurs within 24 months following a Change in Control, severance will be paid in a lump sum within 60 days following Mr. Flanagan’s termination date. Salary severance for all other Named Executive Officers represents one times their current, respective base salaries.
(2)

Earned incentive represents a cash payment that the Named Executive Officer is entitled to receive upon termination without cause or, in the case of Mr. Flanagan, for good reason for the payout from the 2021 cash incentive bonus award to the extent unpaid at the time of termination. The amount also includes commission-based commercial incentives for Mr. Long for the second half of 2021.

(3)

Our Named Executive Officers are entitled to receive a continuation of benefits upon termination. Mr. Flanagan is entitled to 18 months of benefit continuation, while the remaining Named Executive Officers are entitled to 12 months. The amounts reflect the current benefit amounts for each executive.

The table below provides information related to potential payments upon termination of our Named Executed Officers without “cause” or for “good reason” in each case within 12 months following a change of control, assuming the terminations were effective on December 31, 2021.

Name	Salary Severance(1)	Earned Incentive(2)	Accelerated Performance Stock(3)	Benefits(4)	Total
Joseph Flanagan	$4,000,000	1,000,000	$44,316,918	$34,527	$49,351,445
Rachel Wilson	$500,000	500,000	$4,611,228	—	$5,611,228
Gary Long	$500,000	297,127	$7,726,474	$26,172	$8,549,773
John Sparby	$500,000	500,000	$7,726,474	$16,393	$8,742,867
Vijay Kotte	$500,000	500,000	$18,571,052	$22,884	$19,593,936

(1)

Salary severance represents a cash payment that the Named Executive Officer is entitled to receive upon termination without cause (or in Mr. Flanagan’s case, resigns for good reason). Salary severance for Mr. Flanagan is equal to two times the sum of Mr. Flanagan’s base salary and target annual bonus, payable in substantially equal monthly installments for a period of 24 months following Mr. Flanagan’s termination date; provided that if Mr. Flanagan’s termination occurs within 24 months following a Change in Control, severance will be paid in a lump sum within 60 days following Mr. Flanagan’s termination date. Salary severance for all other Named Executive Officers represents one times their current, respective base salaries.

(2)

Earned incentive represents a cash payment that the Named Executive Officer is entitled to receive upon termination without cause or, in the case of Mr. Flanagan, for good reason for the payout from the 2021 cash incentive bonus award to the extent unpaid at the time of termination. The amount also includes commission-based commercial incentives for Mr. Long for the second half of 2021.

(3)

For the 2019 PBRSU, 2020 PBRSU, and 2021 PBRSU awards, the performance measurement date is the effective date of the change of control transaction. Target achievement levels are pro-rated for the time elapsed during the year in which the performance measurement date occurs (“COC Year”). For cumulative adjusted EBITDA, target achievement levels for the COC Year are prorated for the number of full fiscal quarters elapsed in the COC Year. The pro-rated target achievement levels for the COC Year are then multiplied by the budget weighing, which is the percentage equal to the aggregate EBITDA for the full fiscal quarters elapsed in the COC Year divided by aggregate EBITDA for the full COC Year, as reflected in the Company’s then-current operating budget for the COC Year. For End-to-End RCM Agreement Growth, target achievement levels are pro-rated on a straight-line basis according to the number of full months elapsed during the year in which the performance measurement date occurs prior to the change in control transaction. The market price utilized reflects the value based on the $25.49 closing price of our common stock on December 31, 2021. The amounts assume 200% vesting of the 2019 PBRSUs, 192% vesting of the 2020 PBRSUs, and 100% vesting of the 2021 PBRSUs, based on performance through December 31, 2021.

(4)

Our Named Executive Officers are entitled to receive a continuation of benefits upon termination. Mr. Flanagan is entitled to 18 months of benefit continuation, while the remaining Named Executive Officers are entitled to 12 months. The amounts reflect the current benefit amounts for each executive.

Employment Agreements with Named Executive Officers

We maintain offer letter agreements with four of current Named Executive Officers as more fully described below.

Agreement with Mr. Flanagan

See “New Flanagan Employment Agreement” above for a summary of Mr. Flanagan’s employment agreement.

Agreement with Ms. Wilson

In connection with Ms. Wilson’s appointment as Chief Financial Officer and Treasurer, Ms. Wilson’s offer letter agreement, dated April 29, 2020, provides an annual base salary of $465,000, an annual discretionary target bonus opportunity of 80% of base salary, a sign-on bonus of $250,000, and eligibility to participate in the employee benefit programs generally available to senior executives of the Company. In addition, Ms. Wilson was expected to relocate to Chicago and was entitled to relocation benefits in accordance with the Company’s relocation program.

Pursuant to the offer letter agreement, Ms. Wilson received an initial PBRSU award of an amount of shares of the Company’s common stock equaling $800,000 based on the Company’s stock price at the date of grant. The PBRSUs are subject to targets and vesting to be set by the human capital committee of the Company’s board of directors. Additionally, beginning in 2021, Ms. Wilson is entitled to participate in the Company’s long-term incentive program, for which the target amounts of annual equity grants are 200% of her base salary.

In the event that Ms. Wilson’s employment with the Company is terminated by the Company without Cause (as defined in the offer letter agreement), in addition to any earned but unpaid salary and her accrued and vested benefits under the employee benefit programs of the Company, which are payable upon any termination of employment, Ms. Wilson also will be entitled to receive continued salary and health benefits for a period of 12 months following the date of such termination, subject to the mitigation provisions of the offer letter agreement.

Ms. Wilson will be subject to non-competition and non-solicitation covenants that prohibit her from engaging in certain restricted activities (including competition and solicitation of employees and customers of the Company) for 12 months (in the case of the non-competition covenant) or 18 months (in the case of the non-solicitation covenant) following her termination of service with the Company. Ms. Wilson will also be subject to confidentiality restrictions and inventions assignment obligations applicable during and after the period of her service with the Company that protect the Company’s proprietary information.

Agreement with Mr. Long

We and Mr. Long have entered into an offer letter agreement that in 2020 provided him with an annual base salary of $460,000, an annual target cash incentive bonus opportunity of at least 50% of base salary, a commission-based new business incentive bonus opportunity equal to 50% of base salary, an annual target equity incentive of at least 100% of base salary and eligibility to participate in the employee benefit programs generally available to our senior executives.

In the event that Mr. Long’s employment is terminated by us without cause, in addition to any earned but unpaid salary and his accrued and vested benefits under our employee benefit programs, which are payable upon any termination of employment, Mr. Long also will be entitled to receive continued salary and health benefits for a period of 12 months following the date of such termination, subject to the mitigation provisions of the Company’s severance plan. Mr. Long will also receive “change in control” protection consistent with the terms held by other senior executives of the Company.

Agreement with Mr. Sparby

Mr. Sparby does not have an offer letter governing the terms of his employment with us. However, we and Mr. Sparby are party to a Letter Agreement in the form entered into with our other executive vice presidents, as described below. See “Letter Agreement with Executive Vice Presidents.”

Agreement with Mr. Kotte

We and Mr. Kotte entered into an offer letter agreement, dated September 27, 2019, in connection with Mr. Kotte’s appointment as Executive Vice President, Physician Services. Mr. Kotte’s offer letter provides for an annual base salary of $500,000, an annual discretionary target bonus opportunity of 80% of base salary, and eligibility to participate in the employee benefit programs generally available to senior executives of the Company.

Pursuant to the offer letter agreement, Mr. Kotte received an initial PBRSU award of an amount of shares of the Company’s common stock equaling $2,500,000 based on the Company’s stock price at the date of grant. The PBRSUs are subject to targets and vesting to be set by the human capital committee of the Company’s board of directors. Additionally, beginning in 2020, Mr. Kotte was entitled to participate in the Company’s long-term incentive program, for which the target amounts of annual equity grants were 200% of his base salary.

In the event that Mr. Kotte’s employment with the Company is terminated by the Company without Cause (as defined in the offer letter agreement), in addition to any earned but unpaid salary and his accrued and vested benefits under the employee benefit programs of the Company, which are payable upon any termination of employment, Mr. Kotte also will be entitled to receive continued salary and health benefits for a period of 12 months following the date of such termination, subject to the mitigation provisions of the offer letter agreement.

Mr. Kotte will be subject to non-competition and non-solicitation covenants that prohibit him from engaging in certain restricted activities (including competition and solicitation of employees and customers of the Company) for 12 months following his termination of service with the Company. Mr. Kotte will also be subject to confidentiality restrictions and inventions assignment obligations applicable during and after the period of his service with the Company that protect the Company’s proprietary information.

Letter Agreement with Executive Vice Presidents

Each of our Executive Vice Presidents that are Named Executive Officers are party to a letter agreement that supplements the terms of their offer letter (the “EVP letter agreement”), if applicable. The EVP letter agreement provides that in the event such executive’s employment is terminated by us without cause, in addition to any earned but unpaid salary and his accrued and vested benefits under our employee benefit programs, which are payable upon any termination of employment, such executive also will be entitled to receive any earned, but unpaid annual bonus with respect to the fiscal year ending on or preceding termination and continued salary and health benefits for a period of 12 months following the date of such termination, subject to mitigation provisions and such executive’s timely execution of a general release of claims in favor of us and our affiliates. In the event of a “change of control” of our Company and such executive’s employment is terminated without “cause” within 12 months following the consummation of such “change in control,” the executive will receive full accelerated vesting of the outstanding, unvested portion of his equity awards. As discussed above, the time-vesting condition of the PBRSU awards for all of our Named Executive Officers would be satisfied upon a change in control of our Company.

Confidentiality and Non-Disclosure Agreements

As a condition to employment, each of our Named Executive Officers have entered into a confidentiality and non-disclosure agreement with us. Under these agreements, each Named Executive Officer has agreed not to solicit our employees and customers during his or her employment and for a period of 18 months after the termination of employment, not to compete with us during his or her employment and for a period of 12 months after the termination of employment, to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his or her employment.

Human Capital Committee Report

The human capital committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement/prospectus with the Company’s management. Based on such review and discussion with management, the human capital committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.

By the Human Capital Committee of the Board of Directors of R1 RCM Inc.

Ian Sacks (Chair)

Michael C. Feiner

Jill Smith

Human Capital Committee Interlocks and Insider Participation

None of our executive officers serves as a member of our board of directors or human capital committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our committees.

No member of the human capital committee in 2021 had any relationship with us during 2021 requiring disclosure under Item 404 of Regulation S-K under the Exchange Act, other than Mr. Sacks, who currently serves on the human capital committee. Mr. Sacks is an employee of an affiliate of certain investment funds that hold an ownership interest in the Investor. See “Related Party Transactions” for a description of the relationship and transactions between us and the Investor.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Flanagan, our President and Chief Executive Officer.

We determined that the annual total compensation of the median employee who was employed as of December 31, 2021, excluding Mr. Flanagan, was $21,216, Mr. Flanagan’s 2021 annual total compensation was $15,840,226, and the ratio of these amounts was 747:1.

To determine the annual total compensation of the “median employee”, the following methodology was used:

As of December 31, 2021, our total population consisted of 21,958 employees (including full-time, part-time and temporary employees). To identify the median compensated employee, we used base salary received in 2021, which was annualized for employees joining the Company during the year. The change in our total employee population from 2020 is attributable to the growth of our business.

For employees located outside of the U.S., compensation was converted to U.S. dollars using the spot exchange rate as of the last business day of the year (December 31, 2021).

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

The R1 Board has adopted a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which R1 was or is to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by R1 of a related person. R1’s related person transaction policy contains exceptions for any transaction or interest that is not considered a related person transaction under SEC rules as in effect from time to time.

Any related person transaction proposed to be entered into by R1 must be reported to R1’s general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction whenever practicable. If R1’s general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee.

Alternatively, R1’s general counsel may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

Transactions involving compensation of executive officers will be reviewed and approved by the human capital committee in the manner specified in the charter of the human capital committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in the policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of R1;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to R1 than the terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to R1 of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, R1’s best interests. The audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

Since January 1, 2021, R1 has engaged in the following transactions with our directors, executive officers and holders of more than 5% of R1’s voting securities, and affiliates or immediate family members of R1’s directors, executive officers and 5% stockholders, in which such person had or will have a direct or indirect material interest. All such transactions were approved pursuant to the above policy other than (i) the TCP-ASC Transaction (as defined below) and the A&R MPSA (as defined below) because at the time of R1’s entry into the TCP-ASC Transaction and the A&R MPSA, TowerBrook and Ascension were not related persons, (ii) the Securities Purchase Agreement and Intermountain Services Agreement (as defined below) with Intermountain because at the time of R1’s entry into the Securities Purchase Agreement and the Intermountain Services Agreement, Intermountain was not a related person, and (iii) the LifePoint MSA, LifePoint Securities Purchase Agreement and LifePoint Sub-sublease (as defined below) because at the time of R1’s entry into those agreements, Mr. Dill was not a related person.

Strategic Transaction

On February 16, 2016, R1 entered into a long-term strategic partnership with Ascension. As part of the transaction, R1 amended and restated its Master Professional Services Agreement (“A&R MPSA”) with Ascension Health effective February 16, 2016 with a term of ten years. In addition, at the closing of the transaction, R1 issued to TCP-ASC: (i) 200,000 shares of our Series A Preferred Stock for an aggregate price of $200 million and (ii) a warrant with a term of ten years to acquire up to 60 million shares of R1 common stock at an exercise price of $3.50 per share, on the terms and subject to the conditions set forth in the Warrant Agreement (the “TCP-ASC Warrant”). The Series A Preferred Stock was immediately convertible into shares of common stock. R1 refers herein to the foregoing transactions consummated on February 16, 2016 with TCP-ASC and Ascension Health as the “TCP-ASC Transaction.”

R1’s director Neal Moszkowski is a co-founder of TowerBrook and has served as the firm’s co-chief executive officer since its inception in March 2005. R1’s director Ian Sacks is a managing director of TowerBrook. R1’s director Anthony J. Speranzo serves as the Chief Executive Officer and President of Ascension Capital, LLC, Ascension’s healthcare investment fund, and our director Anthony R. Tersigni serves as the Chair of the Board of Ascension Capital, LLC. Ascension is the parent company of Ascension Health.

In connection with the closing of the TCP-ASC Transaction, R1 entered into: (i) the Certificate of Designations of the 8.00% Series A Convertible Preferred Stock, setting forth the rights, preferences, privileges and restrictions applicable to the Series A Preferred Stock, as filed with the Secretary of State of the State of Delaware on February 12, 2016; (ii) the TCP-ASC Warrant by and between R1 and TCP-ASC; (iii) the Investor Rights Agreement by and between R1 and TCP-ASC (the “TCP-ASC Investor Rights Agreement”); and (iv) a Registration Rights Agreement by and between R1 and TCP-ASC (the “TCP-ASC Registration Rights Agreement”), in each case that is more fully described below. On January 15, 2021, TCP-ASC converted all shares of Series A Preferred Stock into common stock. See “—Preferred Stock Agreement.”

A&R MPSA

R1’s A&R MPSA with Ascension Health was entered into, and is effective as of, February 16, 2016 and has an initial term of ten years. The A&R MPSA continues R1’s relationship with Ascension Health which commenced in October 2004 and was previously extended under the prior five-year Master Professional Services Agreement. In 2021, net services revenue from hospitals affiliated with Ascension Health represented approximately $893.5 million, or 61%, of our total net service revenue.

Pursuant to the A&R MPSA, R1 provides its revenue cycle management service offering to hospitals affiliated with Ascension Health. The existing supplement agreements for such hospitals receiving services under the prior MPSA continued in effect, as appropriate, under the A&R MPSA. Each such hospital was also required to execute a supplement agreement to transition to R1’s such hospital’s “Physician Advisory Services” or “PAS” (as defined in the A&R MPSA) needs under the A&R MPSA. Certain other of Ascension Health’s affiliated hospitals not previously receiving services from R1 have executed or are expected to execute a supplement agreement to receive revenue cycle management services and PAS under the A&R MPSA. R1 has onboarded or started the onboarding process for substantially all of the new Ascension Health hospitals under the A&R MPSA. Further, R1 expects that additional hospitals acquired by Ascension Health or any of its affiliated hospital systems will, over time, execute supplement agreements under the A&R MPSA.

The A&R MPSA provides that each supplement agreement between R1 and a hospital affiliated with Ascension Health will incorporate the provisions of the A&R MPSA and provide that the hospital will be bound by the A&R MPSA and all amendments, modifications and waivers to which we and Ascension Health agree under the A&R MPSA. With certain limited exceptions, R1 will be the exclusive provider of revenue cycle management services and PAS with respect to acute care services provided by the hospitals affiliated with Ascension Health that execute supplement agreements with R1.

The A&R MPSA is structured as an operating partner model, whereby a significant number of Ascension Health’s revenue cycle employees become R1’s employees. The operating partner model also requires the transition of the non-payroll expenses supporting a hospital’s revenue cycle operations to become direct expenses of R1.

The A&R MPSA provides, among other things, that, when providing revenue cycle management or PAS to an affiliated hospital, in general, each hospital pays R1:

•	base fees equal to a specified percentage of cash collections; and

•

incentive payments equal to a specified percentage of cash collections, then adjusted based on the weighted average of R1’s performance scores across a series of income statement related performance metrics associated with the hospital’s revenue cycle operations.

In May 2017, R1 announced the expansion of our relationship with Ascension Health. The expanded relationship adds a health system which was acquired by Ascension Health after the signing of the A&R MPSA and increases the scope of R1’s contract by adding physician RCM services for all Ascension Health ministries in Wisconsin.

On and effective as of June 24, 2018, R1 and Ascension Health entered into a supplement (the “AMG Supplement”) to the A&R MPSA. Pursuant to the AMG Supplement, R1 will provide RCM services for physician groups that receive services from Ascension Health’s National Revenue Service Center and other groups associated with Ascension Health-affiliated hospital systems. Each such physician group will be required to execute an addendum to the AMG Supplement for those physician groups to receive services under the AMG Supplement. Ascension Health has agreed that we may provide services to additional physician groups affiliated with or acquired by Ascension Health over time. The AMG Supplement also provides for the re-badging of certain centrally-based revenue cycle operations employees who support Ascension Health’s physician groups. R1 began providing services under the AMG Supplement during the fourth quarter of 2018.

On June 24, 2018, R1 entered into an amendment to the A&R MPSA (the “Presence Amendment”) with Ascension Health to provide that R1 will enter into a supplement to the A&R MPSA to provide for RCM services and PAS services for acute care to Presence Health hospitals in accordance with terms set forth in the Presence Amendment. Presence Health is a part of AMITA Health, which is a joint venture of Ascension’s Alexian Brothers Health System and Adventist Midwest Health, part of Adventist Health System. The Presence Amendment provided that if R1 enters into a new master professional services agreement with AMITA Health for end-to-end RCM services in the future, the end-to-end RCM business with Presence will be governed by such new agreement. On and effective as of November 1, 2018, R1 entered into a new master professional services agreement with AMITA Health for end-to-end RCM and PAS services to AMITA Health hospitals and affiliated physician groups. Accordingly, Presence Health is now included in the scope of R1’s agreement with AMITA Health.

On April 30, 2021, R1 entered into Amendment No. 5 to the A&R MPSA, effective as of May 1, 2021, extending the term of the A&R MPSA and the supplements that are governed by the A&R MPSA to April 30, 2031, among other amendments.

TCP-ASC Warrant

Concurrently with the closing of the TCP-ASC Transaction, R1 and TCP-ASC executed and delivered the TCP-ASC Warrant to acquire up to a total of 60,000,000 shares of common stock of R1 at an initial exercise price equal to $3.50 per share, at any time during the period commencing on the date of closing of the TCP-ASC Transaction and terminating at 5:00 p.m., New York time, on the tenth anniversary of the closing date of the TCP-ASC Transaction.

On May 27, 2021 and May 28, 2021, R1 issued 16,750,000 shares of common stock to TCP-ASC upon the cashless exercise of a portion of the TCP-ASC Warrant to purchase 19,535,145 shares of common stock at an exercise price of $3.50 per share based upon a market value of $24.54 to $24.64 per share as determined under the terms of the TCP-ASC Warrant.

In connection with the Holding Company Reorganization, the TCP-ASC Warrant will be automatically converted into a warrant to purchase shares of New R1 Common Stock on substantially similar terms as the TCP-ASC Warrant.

Preferred Stock Agreement

On January 5, 2021, R1 and TCP-ASC entered into a Preferred Stock Agreement (the “Preferred Stock Agreement”), pursuant to which TCP-ASC agreed to convert all of its then-held shares of Series A Preferred Stock into 117,706,400 shares of common stock of R1 into which such then-held shares of Series A Preferred Stock were convertible pursuant to the Certificate of Designations, and, in consideration therefor, R1 (i) issued 21,582,800 additional shares of common stock and (ii) paid TCP-ASC $105,000,000 in cash (the “Conversion Transaction”). The Conversion Transaction closed on January 15, 2021.

TCP-ASC agreed that it will not, until the date that is one year after the closing date of the Conversion Transaction, directly or indirectly, sell, assign, pledge, encumber, convert, exchange, hypothecate or otherwise dispose of or transfer any of shares of common stock received as part of the Conversion Transaction, subject to certain exceptions.

TCP-ASC Investor Rights Agreement

Concurrently with the closing of the TCP-ASC Transaction, R1 entered into the Investor Rights Agreement with TCP-ASC and concurrently with the closing of the Conversion Transaction, R1 entered into an amendment to the TCP-ASC Investor Rights Agreement, which, among other things, amended (i) the definition of “Ownership Percentage” and “Ownership Threshold” so that such terms include all of the common shares issued to TCP-ASC pursuant to the Conversion Transaction and (ii) certain of TCP-ASC’s approval rights set forth therein, including increasing applicable dollar thresholds.

Under the terms of the TCP-ASC Investor Rights Agreement, for so long as the TCP-ASC’s “Ownership Threshold” (as that term is defined in the TCP-ASC Investor Rights Agreement) is met, TCP-ASC shall be entitled to nominate such number of individuals to the R1 Board constituting a majority of the R1 Board and to designate the chair of the R1 Board. For so long as the Ownership Threshold is not met but TCP-ASC’s “Ownership Percentage” (as that term is defined in the TCP-ASC Investor Rights Agreement) exceeds 10% of our common stock on an as-converted basis, then TCP-ASC shall be entitled to nominate the greater of (x) such number of individuals to the R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the TCP-ASC’s Ownership Percentage is in the aggregate at least 5% but less than 10% of R1’s common stock on an as-converted basis, then TCP-ASC shall be entitled to nominate the greater of (x) such number of individuals to the R1 Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of Nasdaq (or other United States national securities exchange that our common stock is listed upon, if any), R1 will offer TCP-ASC Designees an opportunity to, at TCP-ASC’s option, either sit on each regular committee of the R1 Board in relative proportion to the number of TCP-ASC Designees on the R1 Board or attend (but not vote) at the meetings of such committee as an observer.

Under the terms of the TCP-ASC Investor Rights Agreement, for so long as there is at least one TCP-ASC Designee on the R1 Board, TCP-ASC must cause all of its common stock entitled to vote at any meeting of our stockholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by R1’s nominating and corporate governance committee and against the removal of any director nominated by R1’s nominating and corporate governance committee.

As amended, for as long as TCP-ASC and the TCP-ASC’s affiliates, taken together, hold in the aggregate at least 75% of the common stock into which the Series A Preferred Stock have been converted, for which the Series A Preferred Stock has been exchanged or that have otherwise been issued in respect of the Series A Preferred Stock, including pursuant to the Preferred Stock Agreement, the following matters will require the approval of a majority of the common stock held by TCP-ASC or any TCP-ASC affiliate to proceed: (i) the amendment or modification of the Company’s Certificate of Incorporation or Bylaws in any manner that adversely impacts the rights of holders of common stock; (ii) the creation, authorization or issuance of any equity securities R1 or any of its subsidiaries in any manner that adversely impacts the rights of holders of common stock; (iii) any amendment of the amended and restated Master Professional Services Agreement, dated as of February 16, 2016, as amended or supplemented from time to time, by and between Ascension and R1; (iv) the incurrence of any indebtedness in excess of $100.0 million in the aggregate during any fiscal year (other than refinancings of existing indebtedness); (v) the sale, transfer or other disposition of assets or businesses of R1 or its subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business), sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivables factoring transactions; (vi) the acquisition of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business); (vii) capital expenditures in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year; (viii) the approval of R1’s annual budget; (ix) the hiring or termination of R1’s chief executive officer; (x) the appointment or removal of the chairperson of the R1 Board; and (xi) making, or permitting any subsidiary to make, loans to, investments in, or purchasing, or permitting any subsidiary to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

TCP-ASC is subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until the later of (i) three years after the closing of the TCP-ASC Transaction and (ii) such time as TCP-ASC owns less than 25% of the outstanding common stock on an as-converted basis.

The TCP-ASC Investor Rights Agreement requires that if R1 proposes to offer any equity or equity linked security to any person, then R1 must first offer TCP-ASC the right to purchase a portion of such securities equal to the TCP-ASC’s Ownership Percentage. If TCP-ASC does not exercise this purchase right within 30 days of receiving notice of the proposed offering, then R1 has 120 days to complete the offering on terms no more favorable than those offered to TCP-ASC.

Simultaneously with the closing of the Transactions, R1, New R1 and TCP-ASC will enter into an amended and restated investor rights agreement, which will replace and supersede the existing Investor Rights Agreement. See the section titled “The Transactions—Description of the Investor Rights Agreements—TCP-ASC Investor Rights Agreement” beginning on page 63 of this proxy statement/prospectus.

Following execution of the amended and restated TCP-ASC Investor Rights Agreement New R1 will pay directly or reimburse TCP-ASC for reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to TCP-ASC’s performance under the amended and restated TCP-ASC Investor Rights Agreement, or otherwise relating to the management and oversight of TCP-ASC’s investment in R1 (other than expenses related to filings solely in TCP-ASC’s capacity as a shareholder of R1), including reasonable fees (other than expenses related to filings solely in TCP-ASC’s capacity as a shareholder of New R1), subject to a $100,000 per fiscal year cap. New R1 will pay directly or reimburse TCP-ASC for reasonable fees of Wachtell, Lipton, Rosen & Katz and Covington & Burling LLP and any filing fees, expenses, fines or penalties in connection with any filing or approval required by any governmental authority (or a failure to make such a filing), in each case relating to or in connection with the amended and restated TCP-ASC Investor Rights Agreement and the Transactions.

TCP-ASC Registration Rights Agreement

Concurrently with the closing of the TCP-ASC Transaction, R1 entered into a registration rights agreement with TCP-ASC, pursuant to which TCP-ASC is entitled to certain registration rights. Under the terms of the registration rights agreement, TCP-ASC is entitled to (i) six demand registrations, with no more than two demand registrations in any single calendar year and provided that such demand must include at least 10% of the then-outstanding common stock and (ii) unlimited piggyback registration rights for a period of five years with respect to primary issuances and for an unlimited period of time with respect to all other issuances.

Concurrently with the closing of the Transactions, R1 will enter into an amended and restated registration rights agreement with TCP-ASC, which will replace and supersede the existing Registration Rights Agreement. See the section titled “The Transactions—Description of the Registration Rights Agreement” beginning on page 62 of this proxy statement/prospectus.

TCP-ASC Voting Agreement

On January 9, 2022, R1, TCP-ASC and Cloudmed entered into the Voting Agreement, pursuant to which, among other things and subject to certain exceptions, TCP-ASC agreed until the Expiration Time to not transfer any Covered Shares and to vote the Covered Shares (i) in favor of the Stock Issuance Proposal, (ii) in favor of the Transactions (as defined in the Transaction Agreement), (iii) in favor of any proposal to adjourn or postpone such meeting of R1 stockholders to a later date made in accordance with the Transaction Agreement, or (iv) against any proposal made in opposition to or in competition with the Stock Issuance Proposal and the other transactions contemplated by the Transaction Agreement.

As of January 9, 2022, the shares of R1 Common Stock held by TCP-ASC represented approximately 50.1% of the total outstanding shares of R1 Common Stock. For more information, see the section titled “The Transactions—Description of the Voting Agreement” beginning on page 66 of this proxy statement/prospectus.

Intermountain Transactions

Amended and Restated Services Agreement

On and effective as of January 23, 2018, R1 entered into an Amended and Restated Services Agreement (the “Intermountain Services Agreement”) with Intermountain having a ten-year term. The Intermountain Services

Agreement continues R1’s relationship with Intermountain which commenced in October 2011 and was previously extended by amendment dated September 27, 2016 (the “Prior Agreement”). In 2021, net services revenue from Intermountain hospitals and medical group providers represented approximately $201.4 million, or 14% of R1’s total net service revenue.

Pursuant to the Intermountain Services Agreement, R1 will continue to provide our revenue cycle management service offering to Intermountain hospitals and medical group providers. In addition, R1 will provide revenue cycle management services to Intermountain’s homecare, hospice and palliative care, durable medical equipment and infusion therapy business. Intermountain has agreed that R1 may provide services to additional hospitals acquired by Intermountain over time. With certain limited exceptions, R1 will be the exclusive provider of revenue cycle management services for the hospitals, medical group providers and home health business affiliated with Intermountain.

The Intermountain Services Agreement provides, among other things, that, when providing revenue cycle management services to Intermountain, Intermountain will pay R1:

•	base fees equal to a specified percentage of the prior year’s same quarter cash collections (adjusted for inflation and volume); and

•

incentive payments equal to a specified percentage of cash collections, then adjusted based on the weighted average of R1 performance scores across a series of performance metrics associated with the hospital’s revenue cycle operations.

On April 30, 2018, June 18, 2018, October 1, 2018, April 30, 2019, December 31, 2019, January 28, 2020, April 30, 2020 and March 24, 2021 R1 entered into addendums to the Intermountain Services Agreement to supplement the original agreement to add information and terms that the parties intended to agree upon following the effective date of the Intermountain Services Agreement.

Intermountain Leases

R1 leases certain facilities from Intermountain for use by R1’s employees in providing services, including services to Intermountain. In 2021, R1 leased an aggregate of three locations from Intermountain, and paid Intermountain a total of $2.2 million in rent in connection with such leases during the year ended December 31, 2021.

Securities Purchase Agreement

On January 23, 2018, R1 entered into the Securities Purchase Agreement with Intermountain, pursuant to which R1 sold to Intermountain, in private placements exempt from registration under the Securities Act, (i) 4,665,594 shares of common stock at a purchase price of $4.2867 per share, and (ii) a warrant to acquire up to 1,500,000 shares of common stock on the terms and subject to the conditions set forth in the Warrant Agreement (the “Intermountain Warrant”), for an aggregate purchase price of $20,000,000.

Under the terms of the Securities Purchase Agreement, for so long as Intermountain’s “Ownership Threshold” (as that term is defined in the Securities Purchase Agreement) is met, Intermountain shall be entitled to nominate one individual to the R1 Board. Additionally, subject to applicable law and the listing standards of the Nasdaq (or other United States national securities exchange that the common stock is listed upon, if any), R1 will offer the Intermountain Designee an opportunity to, at Intermountain’s option, either sit on each regular committee of the R1 Board or attend (but not vote) at the meetings of such committee as an observer. If the Intermountain Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the R1 Board, then the R1 Board shall offer the Intermountain Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer. On March 25, 2018, R1 increased the size of the R1 Board and appointed Albert (Bert) R. Zimmerli, Intermountain’s Executive Vice President and Chief Financial Officer, as the Intermountain Designee.

Under the terms of the Securities Purchase Agreement, Intermountain must cause all of its common stock entitled to vote at any meeting of R1’s stockholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by R1’s nominating and corporate governance committee and against the removal of any director nominated by R1’s nominating and corporate governance committee.

Intermountain is subject to customary standstill provisions, until such time as Intermountain owns less than 2% of R1’s outstanding common stock on a fully-diluted basis and calculated assuming full exercise of the Intermountain Warrant. Intermountain and its affiliates are also prohibited from transferring to any competitor of R1.

The Securities Purchase Agreement also provides that Intermountain will have a co-investment right in certain future issuances of equity and/or debt securities of R1, subject to the Ownership Threshold being met, with respect to a “Subsequent TCP-ASC Investment” (as such term is defined in the Securities Purchase Agreement), equal to ten percent (10%) of the Subsequent TCP-ASC Investment, with such co-investment right being capped at a maximum of $40 million of aggregate investments.

Amended and Restated Registration Rights Agreement

Concurrently with the entry into the Securities Purchase Agreement, R1, Intermountain and TCP-ASC entered into an Amended and Restated Registration Rights Agreement, to add Intermountain as a party and to provide Intermountain with certain registration rights. Under the terms of the agreement, Intermountain is entitled to (i) one demand registration at any time following January 23, 2021 and (ii) beginning on January 23, 2019, unlimited piggyback registration rights subject to certain limitations as it relates to primary issuances; provided that prior to January 23, 2021, Intermountain will only be permitted to include in any piggyback registration the number of registrable securities with respect to which Intermountain is granted an early release from its transfer restrictions under the Securities Purchase Agreement as described above.

Concurrently with the closing of the Transactions, R1 will enter into an amended and restated registration rights agreement with Intermountain, which will replace and supersede the existing Registration Rights Agreement. See the section titled “The Transactions—Description of the Registration Rights Agreement” beginning on page 62 of this proxy statement/prospectus.

Intermountain Warrant

Concurrently with the entry into the Securities Purchase Agreement, R1 and Intermountain executed and delivered the Intermountain Warrant to acquire up to a total of 1,500,000 shares of common stock of R1 at an initial exercise price equal to $6.00 per share, at any time during the period commencing on January 23, 2018 and terminating at 5:00 p.m., New York time, January 23, 2028.

In connection with the Holding Company Reorganization, the Intermountain Warrant will be automatically converted into a warrant to purchase shares of New R1 Common Stock on substantially similar terms as the Intermountain Warrant.

LifePoint Health Transactions

Services Agreement

On November 2, 2020, R1 entered into a Services Agreement (the “LifePoint MSA”) with LifePoint Corporate Services, General Partnership (“LifePoint CSGP”) having a ten-year term. In 2021, net services revenue from LifePoint CSGP represented approximately $31.7 million, or 2% of R1’s total net service revenue. Pursuant to the LifePoint MSA, R1 will provide our revenue cycle management service offering to LifePoint CSGP hospitals.

Securities Purchase Agreement and Sub-Sublease

On January 22, 2021, R1 entered into the Securities Purchase Agreement (as amended, the “LifePoint Securities Purchase Agreement”) with Shared Business Services, LLC, an affiliate of LifePoint (the “LifePoint Investor”), pursuant to which the LifePoint Investor received 324,212 shares of R1’s common stock in consideration for the parties’ entry into the LifePoint Sub-sublease and certain transfer restrictions set forth in the agreement.

The LifePoint Investor is subject to certain transfer restrictions pursuant to the terms of the LifePoint Securities Purchase Agreement. Prior to January 22, 2024, the LifePoint Investor may not directly or indirectly transfer the common stock it received to any person without R1’s prior written consent other than any “Permitted Transfer” (as such term is defined in the LifePoint Securities Purchase Agreement).

Concurrently with the execution of the LifePoint Securities Purchase Agreement, the LifePoint Investor signed a joinder to the amended TCP-ASC Registration Rights Agreement to add the LifePoint Investor as a party and to provide it with certain registration rights.

As contemplated by the LifePoint Securities Purchase Agreement, R1 has sub-subleased one facility from the LifePoint Investor (the “LifePoint Sub-sublease”) for use by R1’s employees in providing services, including services to LifePoint. The initial term of the LifePoint Sub-sublease is ten years commencing on January 1, 2021, and R1 is not required to pay rent under the LifePoint Sub-sublease during the initial term.

On April 18, 2021, upon the recommendation of R1’s nominating and corporate governance committee, the R1 Board elected David M. Dill, Chairman and Chief Executive Officer of LifePoint Health, as a director of R1.

Stockholders’ Agreement

R1 is a party to a stockholders’ agreement with certain of its stockholders and former directors and executive officers, including Mary A. Tolan, our former chief executive officer. Pursuant to the stockholders’ agreement, R1 is required to pay all registration fees and expenses, including the reasonable fees and disbursements of one counsel for the participating stockholders, and indemnify each participating stockholder with respect to each registration of registrable shares that is affected.

Indemnification

R1’s restated certificate of incorporation provides that R1 will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, R1 has entered into indemnification agreements with each of its directors and executive officers that are broader in scope than the specific indemnification provisions contained in the DGCL.

DESCRIPTION OF NEW R1’S CAPITAL STOCK

General

Under the amended and restated certificate of incorporation of New R1 (the “Charter”), and assuming the Authorized Share Increase Proposal of New R1 is approved by stockholders at the 2022 R1 Annual Meeting, New R1 will be authorized to issue 750 million shares of New R1 Common Stock and 5 million shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights

The holders of New R1 Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights.

Dividend Rights

Subject to the rights of holders of any then outstanding preferred stock, holders of New R1 Common Stock are entitled to receive dividends when, as and if declared by New R1’s board of directors out of funds legally available for this purpose.

R1 does not currently, and New R1 does not currently intend to, pay quarterly cash dividends on shares of its common stock. The payment of dividends in the future, if any, will be at the discretion of New R1’s board of directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that New R1’s board of directors may deem to be relevant.

Liquidation Rights

Subject to the rights of any then outstanding preferred stock which ranks senior to New R1 Common Stock, in the event of a liquidation, dissolution or winding up of New R1, the holders of New R1 Common Stock will be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of New R1 legally available for distribution to stockholders.

Other Rights

There are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to the New R1 Common Stock.

Anti-Takeover Effects of Delaware Law and New R1’s Charter and Bylaws

Delaware law, the Charter and New R1’s Amended and Restated Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of New R1. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New R1 to first negotiate with the New R1 Board.

Board of Directors; Removal of Directors

The Charter and Amended and Restated Bylaws provide that a director may be removed with or without cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors. Any vacancy on the New R1 Board, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office, although less than a quorum. At each annual meeting, the entire board will stand for election for a one-year term. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of New R1.

Stockholder Action by Written Consent; Special Meetings

The Charter provides that any action required or permitted to be taken by New R1’s stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. The Charter and Amended and Restated Bylaws also provide that, except as otherwise required by law, special meetings of the Company’s stockholders can only be called by New R1’s chairman of the board, chief executive officer or board of directors.

Advance Notice Requirements for Stockholder Proposals

The Amended and Restated Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to New R1’s secretary of the stockholder’s intention to bring such business before the meeting. This written notice must contain certain information specified in the Amended and Restated Bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of New R1’s outstanding voting securities.

Delaware Business Combination Statute

New R1 is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the New R1 Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving New R1 and the “interested stockholder” and the sale of more than 10% of New R1’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of New R1’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Amended and Restated Bylaws may be amended or repealed by a majority vote of the New R1 Board or by the affirmative vote of the holders of at least two-thirds of the votes which all New R1 stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all the Company’s stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Charter described above under “—Board of Directors; Removal of Directors” and “— Stockholder Action by Written Consent; Special Meetings.”

Transfer Agent and Registrar

The transfer agent and registrar for the New R1 Common Stock is American Stock Transfer and Trust Company, LLC.

Exchange Listing

The New R1 Common Stock is listed on The Nasdaq Global Select Market under the symbol “RCM.”

PROPOSAL 1—ELECTION OF DIRECTORS

The R1 Board is currently comprised of eleven members. R1’s restated certificate of incorporation and amended and restated bylaws provide that the number of directors is to be established by the board of directors.

Pursuant to the terms of the TCP-ASC Investor Rights Agreement between R1 and TCP-ASC, for so long as TCP-ASC’s “Ownership Threshold” (as that term is defined in the TCP-ASC Investor Rights Agreement) is met, TCP-ASC shall be entitled to nominate the TCP-ASC Designees to the R1 Board, and entitled to designate the chair of the board of directors. Messrs. Feiner, Henneman, Moszkowski, Sacks, Speranzo and Tersigni currently serve on the R1 Board as TCP-ASC Designees.

Pursuant to the terms of the Securities Purchase Agreement (the “Securities Purchase Agreement”) between R1 and Intermountain, for so long as Intermountain’s Ownership Threshold (as that term is defined in the Securities Purchase Agreement) is met, Intermountain shall be entitled to nominate one individual (the “Intermountain Designee”) to the R1 Board. Mr. Zimmerli currently serves on the R1 Board as the Intermountain Designee.

All of the directors currently serving on the R1 Board are up for election at this R1 Annual Meeting, and stockholders will have an opportunity to vote for the re-election of the following nominees: Agnes Bundy Scanlan, David M. Dill, Michael C. Feiner, Joseph Flanagan, John B. Henneman, III, Neal Moszkowski, Ian Sacks, Jill Smith, Anthony J. Speranzo, Anthony R. Tersigni and Albert R. Zimmerli. You can find more information about the director nominees in the sections of this proxy statement/prospectus titled “R1 Board of Directors” beginning on page 154 of this proxy statement/prospectus.

If elected, Mss. Bundy Scanlan and Smith and Messrs. Dill, Feiner, Flanagan, Henneman, Moszkowski, Sacks, Speranzo, Tersigni and Zimmerli will hold office until the 2023 Annual Meeting of Stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. All nominees have consented to being named in this proxy statement/prospectus and indicated their willingness to serve if elected. However, if any of them should be unable to serve, proxies may be voted for substitute nominees nominated by the R1’s Board, or the R1 Board may reduce the number of directors.

The election of the director nominees is not a condition to completion of the Transactions.

The nominees for directors receiving a plurality of the votes cast by holders of R1 Common Stock represented at the meeting, shall be elected to the R1 Board.

THE R1 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE NOMINEES FOR DIRECTOR.

PROPOSAL 2—THE STOCK ISSUANCE PROPOSAL

R1 stockholders are asked to approve the issuance of R1 common stock to the Sellers in connection with the Contribution. R1 stockholders should carefully read this proxy statement/prospectus in its entirety, including the documents incorporated by reference and the Transaction Agreement, for more detailed information concerning the Transaction Agreement and the Stock Issuance Proposal. For a detailed discussion of the terms of the Transaction Agreement and the Contribution, including the proposed issuance of New R1 Common Stock, see the information about the Contribution and the Transaction Agreement throughout this proxy statement/prospectus, including the information set forth in the section titled “The Transaction Agreement and Plan of Merger” beginning on page 97 of this proxy statement/prospectus. A copy of the Transaction Agreement is attached as Annex A to this proxy statement/prospectus.

Approval of the Stock Issuance Proposal is a condition to completion of the Transactions. If the Stock Issuance Proposal is not approved, the Transactions will not occur. For a detailed discussion of the conditions of the Transactions, see the section titled “The Transaction Agreement and Plan of Merger—Conditions to the Completion of the Transactions” beginning on page 99 of this proxy statement/prospectus.

At a meeting of the R1 Board held on January 9, 2022, the R1 Board determined that the Transaction Agreement and the transactions contemplated thereby, including the issuance of R1 Common Stock to the Sellers in connection with the Contribution, are in the best interests of R1 and its stockholders, and approved the Transaction Agreement and the Transactions, the execution of the Transaction Agreement and the consummation of the transactions contemplated thereby.

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of votes cast by the holders of all shares of R1 Common Stock represented at the 2022 R1 Annual Meeting and voting affirmatively or negatively on the proposal (provided that a quorum exists), in accordance with Nasdaq listing rules.

THE R1 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

PROPOSAL 3—THE AUTHORIZED SHARE INCREASE PROPOSAL

R1 stockholders are asked to authorize an increase of the number of authorized shares of R1 Common Stock from 500,000,000 shares to 750,000,000 shares. The increase in R1’s authorized shares of common stock will become effective upon the filing of the amendment to its certificate of incorporation with the Delaware Secretary of State.

The form of the text of the amendment (which would be filed with the Delaware secretary of state) is set forth as Annex G to this proxy statement/prospectus (subject to any changes required by applicable law).

The approval of the amendment to the certificate of incorporation to increase the authorized shares of common stock is important for the ongoing business of R1. Without additional authorized shares of common stock, (i) R1 may not be able to raise additional financing, (ii) R1 may not be able to attract and retain key employees, officers and directors, and (iii) R1 may not be able to make possible strategic acquisitions.

The increase in the number of authorized shares of common stock may be available for the R1 Board to issue in future financings, to provide equity incentive to employees, officers and directors, to make stock-based acquisitions and for other general corporate purposes, and R1 intends to use the additional shares of common stock that will be available to undertake any such issuances. R1 has no specific plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to this proposed increase in the number of authorized shares at this time, and has not allocated any specific portion of the proposed increase in the authorized number of shares to any particular purpose. It is therefore requested that R1 stockholders approve the proposal to amend R1’s certificate of incorporation to increase the authorized shares of common stock.

Any authorized shares of common stock, if and when issued, would be part of R1’s existing class of common stock and would have the same rights and privileges as the shares of common stock currently outstanding. R1 stockholders do not have pre-emptive rights with respect to the common stock, nor do they have cumulative voting rights. Accordingly, should the R1 Board issue additional shares of common stock, existing stockholders would not have any preferential rights to purchase any of such shares, and their percentage ownership of R1’s then-outstanding common stock could be reduced.

Future issuances of common stock or securities convertible into common stock could have a dilutive effect on R1’s earnings per share, book value per share and the voting power and ownership interest of current stockholders. The additional shares of common stock for which authorization is sought in this proposal would be part of the existing class of common stock and, if and when issued, would have the same rights and privileges as the shares of common stock presently outstanding. R1 could also use the additional shares of common stock that will become available for issuance to oppose a hostile takeover attempt or to delay or prevent changes in control or management of R1. For example, it may be possible for the R1 Board to delay or impede a takeover or transfer of control of R1 by causing such additional authorized shares to be issued to holders who might side with the R1 Board in opposing a takeover bid that the R1 Board determines is not in the best interests of R1 or its stockholders. The proposed increase in authorized shares of common stock therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts, the proposed increase in authorized shares of common stock may limit the opportunity for R1’S stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The proposed increase in authorized shares of common stock may have the effect of permitting R1’s current management, including the current R1 Board, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of R1’s business. The R1 Board is not aware of any attempt, or contemplated attempt, to acquire control of R1, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the R1 Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Approval of the Authorized Share Increase Proposal is not a condition to completion of the Transactions.

Approval of the Authorized Share Increase Proposal requires the affirmative vote of a majority of all outstanding shares of R1 Common Stock.

THE R1 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL 4 —THE AUDITOR RATIFICATION PROPOSAL

The audit committee of the R1 Board has selected Ernst & Young LLP as R1’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Although stockholder approval of the audit committee’s selection of Ernst & Young LLP is not required by law, R1 believes that it is important to give stockholders an opportunity to ratify this selection. If R1’s stockholders do not ratify this selection, then R1’s audit committee will reconsider the selection. R1 expects that a representative of Ernst & Young LLP, which is serving as R1’s independent registered public accounting firm for the year ended December 31, 2022 and served as R1’s independent registered public accounting firm for the years ended December 31, 2021 and 2020, will be present at the Annual Meeting to make a statement if he or she wishes and will be available to respond to appropriate questions.

R1 incurred the following fees from its independent registered public accounting firm, Ernst & Young LLP, for the years ended December 31, 2021 and 2020 (in thousands):

Fee Category	2021	2020
Audit Fees	$3,199	$3,195
Audit-Related Fees	814	487
Tax Fees	65	157
All Other Fees	2	281

Total Fees	$4,080	$4,120

Audit Fees. Audit fees consist of fees for the audit of R1’s annual consolidated financial statements, the review of the interim consolidated financial statements and subsidiary audits for both 2021 and 2020, and other professional services provided in connection with R1’s filings with the SEC, including any related consents and comfort letters for each respective year based on the timing of the work performed.

Audit-Related Fees. Audit-related fees for 2021 and 2020 consisted of fees for financial due diligence services related to acquisitions, attestation services for service organizations as required by certain of the Company’s contracts with customers, and fees for the audit of the Company’s employee benefit plan.

Tax Fees. Tax fees for 2021 and 2020 consisted of fees for tax compliance and related regulatory filings in foreign jurisdictions and tax advisory services relating to tax reform and transfer pricing arrangements in both the U.S. and India.

All Other Fees. All other fees for 2021 consisted primarily of a subscription for access to an accounting research tool and for 2020 consisted primarily of fees for a fact-based findings report relating to certain compliance-related matters.

The audit committee of the R1 Board believes that the non-audit services described above did not compromise Ernst & Young LLP’s independence. The audit committee’s charter, which you can find in the “Corporate Governance” section of the “Investor Relations” page of R1’s website, www.r1rcm.com, requires that all proposals to engage Ernst & Young LLP for services, and all proposed fees for these services, be submitted to the audit committee for approval before Ernst & Young LLP may provide the services. None of the above fees were approved using the “de minimis exception” under SEC rules.

Pre-Approval of Audit and Non-Audit Services

Our audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by R1’s registered public accounting firm. This policy generally provides that

R1 will not engage its registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the audit committee.

From time to time, the audit committee may pre-approve specified types of services that are expected to be provided to R1 by its registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided. R1’s audit committee pre-approved all of the services described under the headings “Audit Fees,” “Audit-Related Fees,” “Tax Fees” and “All Other Fees” above.

Approval of the Auditor Ratification Proposal is not a condition to completion of the Transactions.

Approval of the Auditor Ratification Proposal requires the affirmative vote of a majority of votes cast by the holders of all shares of R1 Common Stock represented at the 2022 R1 Annual Meeting and voting affirmatively or negatively on the proposal.

THE R1 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL.

PROPOSAL 5—THE ADJOURNMENT PROPOSAL

This proposal would permit the R1 Board to adjourn from time to time the 2022 R1 Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the other proposals.

If the time and place of an adjourned meeting (and means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present virtually and vote at such adjourned meeting) are announced at the original convening of the 2022 R1 Annual Meeting, no notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting will be given to R1 stockholders of record entitled to vote at the adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of votes cast by the holders of all shares of R1 Common Stock represented at the 2022 R1 Annual Meeting and voting affirmatively or negatively on the proposal (whether or not a quorum is present).

Approval of the Adjournment Proposal is not a condition to completion of the Transactions.

THE R1 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders in certain extraordinary transactions such as certain mergers to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. In particular, no appraisal rights are available with respect to mergers, such as the Holding Company Reorganization, that are effected under Section 251(g) of the DGCL. Therefore, holders of shares of R1 Common Stock will not be entitled to appraisal rights in connection with the Transactions.

LEGAL MATTERS

The validity of the shares of New R1 Common Stock offered hereby will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of R1 RCM Inc. appearing in R1 RCM Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2021, and the effectiveness of R1 RCM Inc.’s internal control over financial reporting as of December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and R1 RCM Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Revint Holdings, LLC as of December 31, 2021 and 2020, and for each of the three years in the period then ended December 31, 2021, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

R1 files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an Internet website where you can access reports, proxy statements and other information about issuers that make electronic filings with the SEC, including R1. The address of that site is www.sec.gov. You may also obtain free copies of the documents R1 files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to R1’s Internet website at https://ir.r1rcm.com. The Internet website address of R1 is provided as an inactive textual reference only. The information provided on the Internet website of R1, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows R1 to “incorporate by reference” into this proxy statement/prospectus documents it files with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Project Roadrunner Parent Inc. to register the shares of New R1 Common Stock that will be issued in the Holding Company Reorganization, of which this proxy statement/prospectus forms a part. This means that R1 can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that R1 files with the SEC will update and supersede that information. R1 incorporates by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the 2022 R1 Annual Meeting.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed with the SEC on February 17, 2022);

•	Current Reports on Form 8-K filed with the SEC on January 10, 2022 (as amended by the Current Report on Form 8-K/A filed with the SEC on January 11, 2022); and February 7, 2022; and

•

The description of R1’s common stock contained in R1’s registration statement on Form 8-A, dated and filed with the SEC on March 14, 2017, including any subsequent amendment or report filed for the purpose of updating such description.

Any person may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning R1, without charge, by written or telephonic request directed to R1 at 434 W. Ascension Way, 6th Floor, Murray, UT 84123, Attention: Investor Relations, (312) 324-7820 or from the SEC through the SEC website at the address provided above.

Notwithstanding the foregoing, information furnished by R1 on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. R1 HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OTHER THAN THE INFORMATION THAT IS CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED APRIL 22, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE INCORPORATED DOCUMENT. THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

HOUSEHOLDING OF PROXIES

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for notices of internet availability of proxy materials or annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single notice or annual report and proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. R1 and some brokers household proxy materials, delivering a single notice or annual report and proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders.

Once you have received notice from your broker or R1 that they or R1 will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. You may request to receive at any time a separate copy of R1’s annual report or proxy statement, by sending a written request to R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, Utah 84123, Attention: Investor Relations.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate notice or annual report and proxy statement in the future, please notify your broker if your shares are held in a brokerage account or R1 if you hold registered shares. You can notify R1 by sending a written request to R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, Utah 84123, Attention: Investor Relations. If, at any time, you and another stockholder sharing the same address wish to participate in householding and prefer to receive a single copy of R1’s notice or annual report and proxy statement, please notify your broker if your shares are held in a brokerage account or R1 if you hold registered shares. You can notify R1 by sending a written request to R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, Utah 84123, Attention: Investor Relations.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Revint Holdings, LLC

INDEPENDENT AUDITORS’ REPORT

To the unit holders and the Board of Directors of Revint Holdings, LLC

Opinion

We have audited the consolidated financial statements of Revint Holdings, LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 31, 2022

Revint Holdings, LLC

Consolidated Balance Sheets

	As of December 31,
in thousands, except unit amounts	2021	2020
Assets
Current Assets
Cash and cash equivalents	$18,795	$54,472
Accounts receivable, net	76,275	49,843
Contract assets, current portion	30,380	19,914
Prepaid expenses	7,432	5,204
Other current assets	1,484	1,817

Total current assets	134,366	131,250

Property and equipment, net	5,533	3,428
Contract assets, net of current portion	23,042	20,181
Goodwill	624,312	490,548
Other intangible assets, net	504,582	413,972
Other long-term assets	1,798	2,320

Total assets	$1,293,633	$1,061,699

Liabilities and members’ equity
Current liabilities
Accounts payable	$1,357	$2,087
Accrued salaries and benefits	32,414	22,986
Accrued expenses	12,979	8,376
Deferred revenue, current portion	1,131	—
Long-term debt, current portion	8,768	4,800
Earn-out liabilities, current portion	3,000	20,212

Total current liabilities	59,649	58,461

Long-term liabilities
Deferred revenue, net of current portion	2,562	2,340
Deferred tax liability	24,108	—
Earn-out liabilities, net of current portion	5,700	—
Long-term debt, net of current portion	828,212	598,633
Other long-term liabilities	5,629	5,578

Total long-term liabilities	866,211	606,551

Total liabilities	925,860	665,012

Commitments and contingencies (Note 14)
Members’ equity
Members’ interest-Class A-1 (1,891,405 and 1,892,791 issued and outstanding as of December 31, 2021 and 2020, respectively)	177,095	176,091
Members’ interest-Class A-2 (274,254 and 274,254 issued and outstanding as of December 31, 2021 and 2020, respectively)	30,665	30,665
Members’ interest-Class A-3 (136,563 and 136,563 issued and outstanding as of December 31, 2021 and 2020, respectively)	12,950	12,950
Members’ interest-Class A-4 (1,630,439 and 1,630,439 issued and outstanding as of December 31, 2021 and 2020, respectively)	248,544	248,544
Members’ interest-Class P (293,664 issued and 286,542 outstanding as of December 31, 2021 and 283,112 issued and 276,840 outstanding as of December 31, 2020)	9,141	5,801
Accumulated deficit	(110,622)	(77,364)

Total members’ equity	367,773	396,687

Total liabilities and members’ equity	$1,293,633	$1,061,699

See accompanying notes to the consolidated financial statements.

Revint Holdings, LLC

Consolidated Statements of Operations

	Year Ended December 31,
in thousands	2021	2020	2019
Revenue	$331,377	$168,282	$119,377
Operating expenses (1)
Cost of operations, including technology (exclusive of depreciation and amortization below)	158,147	81,416	64,500
Sales, general and administrative	88,525	45,118	31,243
Depreciation and amortization	44,825	31,625	17,651
Transaction expenses	18,831	15,641	1,803
Net (gain) loss related to earn-out liabilities	8,953	(7,385)	26,357
Other	1,681	1,396	378

Total operating expenses	320,962	167,811	141,932

Income (loss) from operations	10,415	471	(22,555)

Non-operating (income) expense
Interest expense, net	43,373	26,782	14,526

Non-operating (income) expense	43,373	26,782	14,526

Income (loss) before income taxes	(32,958)	(26,311)	(37,081)
Income tax expense (benefit)	(1,802)	122	(6,327)

Net income (loss)	$(31,156)	$(26,433)	$(30,754)

(1)

Includes equity-based compensation within cost of operations, including technology of $1.8 million, $651 thousand and $372 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and sales, general and administrative of $3.4 million, $2.7 million and $1.4 million for the years ended December 31, 2021, 2020 and 2019 respectively.

See accompanying notes to the consolidated financial statements.

Revint Holdings, LLC

Consolidated Statements of Changes in Members’ Equity

	Class A-1 units		Class A-2 units		Class A-3 units		Class A-4 units		Class P units
in thousands, except units	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Member interest	Accumulated deficit	Total members’ equity
Balance as of January 1, 2019	1,865,600	$184,065	259,322	$28,389	150,042	$15,004	—	$—	218,720	$1,323	$228,781	$(17,630)	$211,151
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	(30,754)	(30,754)
Equity-based compensation	—	—	—	—	—	—	—	—	(30,023)	1,741	1,741	—	1,741
Class P unit calls	—	—	—	—	—	—	—	—	(2,147)	(72)	(72)	—	(72)
Other	—	—	—	—	—	—	—	—	—	—	—	(41)	(41)
Tax distributions	—	—	—	—	—	—	—	—	—	—	—	(2,517)	(2,517)

Balance as of December 31, 2019	1,865,600	184,065	259,322	28,389	150,042	15,004	—	—	186,550	2,992	230,450	(50,942)	179,508
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	(26,433)	(26,433)
Equity-based compensation	81,999	381	—	—	—	—	—	—	94,415	3,017	3,398	—	3,398
Class P unit calls	—	—	—	—	—	—	—	—	(4,125)	(208)	(208)	—	(208)
Members’ redemptions	(84,000)	(12,805)	(17,868)	(2,724)	(13,479)	(2,054)	—	—	—	—	(17,583)	—	(17,583)
Other	—	—	—	—	—	—	—	—	—	—	—	11	11
Praxis equity rollover interests	—	—	32,800	5,000	—	—	—	—	—	—	5,000	—	5,000
Contributions from members	29,192	4,450	—	—	—	—	1,630,439	248,544	—	—	252,994	—	252,994

Balance as of December 31, 2020	1,892,791	176,091	274,254	30,665	136,563	12,950	1,630,439	248,544	276,840	5,801	474,051	(77,364)	396,687
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	(31,156)	(31,156)
Equity-based compensation	—	1,829	—	—	—	—	—	—	10,552	3,404	5,233	—	5,233
Class P unit calls	—	—	—	—	—	—	—	—	(850)	(64)	(64)	—	(64)
Members’ redemptions	(1,386)	(825)	—	—	—	—	—	—	—	—	(825)	—	(825)
Tax distributions	—	—	—	—	—	—	—	—	—	—	—	(2,102)	(2,102)

Balance as of December 31, 2021	1,891,405	$177,095	274,254	$30,665	136,563	$12,950	1,630,439	$248,544	286,542	$9,141	$478,395	$(110,622)	$367,773

See accompanying notes to the consolidated financial statements.

Revint Holdings, LLC

Consolidated Statements of Cash Flows

	Year Ended December 31,
in thousands	2021	2020	2019
Cash flows from operating activities
Net income (loss)	$(31,156)	$(26,433)	$(30,754)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,565	1,508	611
Amortization	43,260	30,117 (1)	17,040
Provision for losses on receivables and contract assets	153	372	1,756
Equity-based compensation	5,233	3,398	1,741
Amortization of deferred financing fees	5,980	6,679	1,026
Deferred taxes	(1,802)	—	(6,380)
Net (gain) loss related to earn-out liabilities	8,953	(7,385)	26,357
Accrual of paid-in-kind interest on debt	—	317	145
Other loss (gain)	17	1,340	(22)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivable, net	(18,411)	(719)	(5,130)
Contract assets	(13,327)	(3,035)	(8,650)
Other assets	(1,121)	(1,185)	(2,075)
Accounts payable	(999)	(4,061)	3,485
Deferred revenue	(12)	262	(520)
Accrued expenses	12,414	4,801	238
Other liabilities	(1,032)	2,099	134
Earn-out payments in excess of acquisition-date fair value	(9,346)	(11,691)	—
Repayment of interest paid-in-kind	—	(464)	—

Net cash provided by (used in) operating activities	369	(4,080)	(998)

Cash flows from investing activities
Proceeds from sale of property and equipment	—	56	23
Purchase of internal-use software ($5.1 million, $4.6 million and $2.6 million for the years ended December 31, 2021, 2020 and 2019 respectively, to a related party)	(11,170)	(9,455)	(6,668)
Purchase of property and equipment and other assets	(2,325)	(925)	(1,203)
Purchase of BPS assets	—	(6,101)	—
Purchase of Praxis, net of cash acquired	—	(37,656)	—
Purchase of Triage, net of cash acquired	—	(437,719)	—
Purchase of W&W, net of cash acquired	—	—	(78,896)
Purchase of Data Bound, net of cash acquired	(12,809)	—	—
Purchase of MCRC, net of cash acquired	(26,173)	—	—
Purchase of Eligibill, net of cash acquired	(3,016)	—	—
Purchase of Par8o, net of cash acquired	(191,150)	—	—

Net cash provided by (used in) investing activities	(246,643)	(491,800)	(86,744)

	Year Ended December 31,
in thousands	2021	2020	2019
Cash flows from financing activities
Contributions	—	253,005	—
Distributions	(1,647)	—	(2,559)
Members’ redemptions	(825)	(17,583)	—
Class P unit calls	(64)	(208)	(73)
Payments on long-term debt and capital leases	(5,472)	(243,015)	(1,625)
Payments on revolving credit facilities	(27,000)	(17,924)	(8,376)
Earn-out payments	(12,719)	(34,165)	(14,509)
Seller financing on purchase of BPS assets	(2,000)	—	—
Payment of debt issuance costs	(1,276)	(2,965)	—
Proceeds from issuance of incremental term loan, net of discounts	234,600	—	—
Proceeds from issuance of initial term loan, net of discounts	—	603,403	—
Proceeds from issuance of BOM loan, net of discounts	—	—	14,000
Proceeds from issuance of legacy incremental term loan, net of discounts	—	—	60,056
Proceeds from issuance of legacy delay draw loans, net of discounts	—	—	32,225
Proceeds from borrowings under revolving credit facilities	27,000	6,000	11,150

Net cash provided by (used in) financing activities	210,597	546,548	90,289

Net increase (decrease) in cash and cash equivalents	(35,677)	50,668	2,547
Cash and cash equivalents – beginning of year	54,472	3,804	1,257

Cash and cash equivalents – end of year	$18,795	$54,472	$3,804

Supplemental disclosures of cash flow information:
Cash paid during period for interest	$39,109	$18,700	$12,646
Cash paid during period for taxes	1,649	681	872
Supplemental disclosure of non-cash activity:
MCRC earn-out	$2,600	$—	$—
Seller financing on purchase of BPS	—	2,000	—
Praxis earn-out	—	12,090	—
W&W earn-out	—	—	12,000

(1)	Includes $5.5 million of pretax impairment associated with certain trade names as a result of rebranding the Company.

See accompanying notes to the consolidated financial statements.

Revint Holdings, LLC

Notes to Consolidated Financial Statements

1.	NATURE OF OPERATIONS

Revint Holdings, LLC (the “Company”, “Revint”, “we”, “our” or “us”) is the owner of Revint Intermediate, LLC (“Intermediate I”) which in turn owns Revint Intermediate II, LLC (“Intermediate II”) which was formed June 13, 2018, as a Delaware limited liability company. Revint is owned by an investor group that includes NMC Ranger Holdings, LLC (“NMC Ranger”), NMC Ranger Holdings 2, LLC (“NMC Ranger 2”), members of the Company’s management and other investors. NMC Ranger Holdings is wholly owned by New Mountain Partners V (AIV-D), LP. NMC Ranger 2 Holdings is majority owned by New Mountain Partners V (AIV-D), LP.

Revint Holdings, LLC consolidates the results of its wholly owned direct and indirect subsidiaries which are comprised of the aforementioned entities along with AS Buyer, Inc. (“AS Buyer”), New AS Holdings, Inc. (“New AcuStream”), Revint Intermediate III, LLC, (“Intermediate III”), Revint Solutions LLC which was renamed to Cloudmed Solutions LLC in 2020 (“Cloudmed LLC”) (the operating company), Implementation Management Assistance, LLC (“IMA”), AcuStream, LLC (“AcuStream”), Cloudmed, LLC (“old Cloudmed”), Washington & West, LLC (“W&W”), Praxis Healthcare Solutions, LLC (“Praxis”), Triage Group, LLC (“Triage”), Data Bound Solutions, LLC (“Data Bound”), Managed Care Revenue Consulting Group (“MCRC”), Empire Medical Review Services, LLC (“EMRS”), New EMRS Inc. (“New EMRS”), Eligibill, LLC (“Eligibill”), New Eligibill Inc. (“New Eligibill”), Par8o, LLC (“Par8o”), and New Par8o, Inc. (“New Par8o”).

Revint Holdings, LLC is a technology company powered by a revenue intelligence platform that helps healthcare providers get paid for the services they deliver. Our cloud-based platform combines intelligent automation and deep domain expertise to analyze large volumes of clinical and financial data, identify missed opportunities, and deliver additional revenue to our customers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s consolidated financial statements.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied in the preparation of the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. While we believe these estimates and assumptions are reasonable, actual results could differ from these estimates.

Fair Value of Financial Instruments—The Company’s financial instruments include cash and cash equivalents, accounts receivable, and accounts and other payables. Management believes that the fair values of these financial instruments approximate their carrying amounts either due to the short-term nature of the instruments or because the rate of interest being charged on the notes approximates market interest rates.

Concentrations of Credit Risk—The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company routinely assesses the financial strength of its customers and believes that its accounts receivable credit risk exposure is limited. The Company places its cash with commercial banking institutions. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limit; however, management believes the credit risk is minimal.

Cash and Cash Equivalents—For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition—The Company’s customers are hospitals and hospital systems, with some physician practices. We generate revenue primarily through technology-enabled revenue intelligence solutions, whereby the Company will identify underpaid or unidentified revenue for its customers. The compensation to the Company is rendered via performance fee, fixed fee, and time and materials contracts. Substantially all of the Company’s customer contracts are cancellable by either counterparty, effected by a written termination notice. In the case of an early termination, the Company generally has an enforceable right to payment for performance completed to date.

Revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those goods or services. The Company applies the following five-step model under ASC 606, Revenue from Contracts with Customers to determine this amount: (1) identify the contract, (2) identify the performance obligation, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue. (See Note 4).

Optimization Suite

The Company reviews medical record documentation to determine correct coding on claim submissions, appropriate payment on patient transfers to other providers, appropriate charges for information on services sent to payers and insurance companies for reimbursement using an automated charge review technology-enabled service solution, and assists customers in obtaining payments from insurance companies for healthcare services provided after payment has been underpaid. Our customers can benefit from our optimization suite as we perform our services as medical record documentation is reviewed and additional reimbursement is identified. That is, each period of performance is distinct. Further, each period of performance is substantially the same and has the same pattern of transfer to the customer. Accordingly, services under contracts in our optimization suite are accounted for as a single performance obligation that is satisfied over time as the customer simultaneously receives and consumes the benefits of the services executed throughout the contract period. Fixed fees for our services are recognized ratably over the contract period. Performance fees for our services are variable consideration contingent upon collections by our clients. We estimate the variable consideration for which we expect to be entitled from our service arrangements. The estimate of variable consideration included in the transaction price typically involves estimating the amounts our customers will ultimately collect and the relative fee we charge that is calculated as a percentage of those collections. Inputs to these estimates include historical collections from the customer or a portfolio of similar contracts. We may apply a constraint when appropriate whereby we include in the transaction price estimated variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent that historical data is not available, revenue is constrained until such amounts can be reasonably estimated. We allocate variable consideration to each distinct period to which it relates since this reflects the consideration we expect to be entitled in exchange for the services we have performed to date, the terms of the variable consideration relate specifically to our effort to satisfy the portion of our performance obligation and the amount reflects the value transferred to the customer for the period.

Acceleration Suite

The Company assists healthcare providers to obtain payment from insurers for denied reimbursement or unpaid services. The performance obligation consists of the review of clinical and coding data. Our customers can benefit from our acceleration suite as we perform our services as clinical and coding data is reviewed, and additional reimbursement is identified. That is, each period of performance is distinct. Further, each period of performance is substantially the same and has the same pattern of transfer to the customer. Accordingly, services under contracts in our acceleration suite are accounted for as a single performance obligation that is satisfied over time as the customer simultaneously receives and consumes the benefits of the services executed throughout the contract period. Performance fees for our services are variable consideration contingent upon collections by our clients. We estimate the variable consideration for which we expect to be entitled from our service arrangements. The estimate of variable consideration included in the transaction price typically involves estimating the amounts our customers will ultimately collect and the relative fee we charge that is calculated as a percentage of those collections. Inputs to these estimates include historical collections from the customer or a portfolio of similar contracts. We may apply a constraint when appropriate whereby we include in the transaction price estimated variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent that historical data is not available, revenue is constrained until such amounts can be reasonably estimated. We allocate variable consideration to each distinct period to which it relates since this reflects the consideration we expect to be entitled in exchange for the services we have performed to date, the terms of the variable consideration relate specifically to our effort to satisfy the portion of our performance obligation and the amount reflects the value transferred to the customer for the period.

Other

The Company provides additional healthcare technology enabled services including government related and other payment review services to identify billings to payers which have been underpaid or denied, and automation services to simplify complex, labor-intensive workflows, and improve data accuracy and cash collections.

For government related solutions, performance obligations are the preparation of the customer’s Medicare cost report re-opening request which ends upon submission of the report deliverable, which represents the list development phase, and coordination with the customer and Medicare Administrative Contractor (“MAC”) in preparing and providing audit support throughout the full lifecycle of the cost report, which represents the audit support phase. The transaction price is determined based on either fixed or performance fees applied to additional net reimbursements or amended cost reports. Revenue is recognized by ratably spreading an initial percentage of the total transaction price over the list development phase; a period that begins when the Company initiates work on a project and ends on the report delivery date. The remaining percentage of the transaction price is recognized during the audit support phase. The percentages are determined based on historical data for the specific service provided. As the Company’s performance creates or enhances an asset that our customers control as it is being created and the report does not have an alternative use to the Company, revenue is recognized over time using the input method based on the costs of time and materials consumed.

The performance obligation associated with payment review services is the identification of billings to payers which have been underpaid or denied. The transaction price is determined based on the service provided which is priced at a fixed fee or based on costs of time and materials. Revenue is recognized using the input method over the performance period based on time or other inputs as stated in the contract. As the Company’s performance creates or enhances an asset that our customers control as it is being created and the report does not have an alternative use to the Company, revenue is recognized over time.

The performance obligation associated with our automation services involves the development, delivery, maintenance, and monitoring of an automation solution to help simplify and improve data accuracy and accelerate cash collections. As these services are all interrelated and not capable of being distinct, they are recognized as a single performance obligation. The transaction price is based on a fixed fee and recognized using the input method over the performance period. As the customer simultaneously receives and consumes the benefits provided by the Company’s performance as we perform, revenue is recognized ratably over time.

Accounts Receivable—The Company recognizes both billed and unbilled receivables. Billed receivables are recognized at invoice amount less an allowance for doubtful accounts. Unbilled receivables are recognized amounts not yet billed subject only to the passage of time. The Company provides for probable uncollectible amounts by establishing an allowance for doubtful accounts based on its assessment of the current status of individual accounts primarily based on collection history. The following table summarizes the allowance for doubtful accounts for the years ended December 31, 2021 and 2020:

	As of December 31,
in thousands	2021	2020
Beginning balance	$1,775	$2,011
Charges to income	1,061	924
Write-offs	(1,446)	(824)
Recoveries	(149)	(336)

Ending balance	$1,241	$1,775

Contract Assets—Contract assets relate to a portion of the revenue recognized in both the Optimization and Other Suites and represent the Company’s right to consideration for services that the Company has transferred to a customer when that right is conditioned on something other than the passage of time.

Property and Equipment—Property and equipment purchases are recorded at historical cost and depreciated using the straight-line method over the following estimated useful lives:

Estimated useful lives
Leasehold improvements	The lesser of the term of lease or estimated useful life
Computers and equipment	3–5 years
Furniture and other equipment	5–7 years
Building	30–40 years

Expenditures that extend the useful life of an asset are capitalized, while those considered normal repairs and maintenance are expensed as incurred.

The Company recorded depreciation expense of $1.6 million, $1.5 million and $0.6 million for the years ended December 31, 2021, 2020 and 2019 respectively.

Other Intangible Assets, Net—Other intangible assets, net, consists of trade names, developed technology, customer relationships, and intellectual property. The intangible assets are recorded at fair value as of acquisition date. We amortize the cost of definite-lived intangible assets over their estimated useful lives, which range up to 22 years.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets—The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include a significant adverse change in the extent or manner in which a long-lived asset is being used; significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset; current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset; or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized and measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment. For the year ended December 31, 2020, management determined impairment of trade names in the amount of $5.5 million existed relating to rebranding of the Company which is included in depreciation and amortization on the consolidated statements of operations. Management determined that no impairment of long-lived assets existed at December 31, 2021 or 2019.

Goodwill and Indefinite-Lived Intangible Assets—As the result of the initial acquisition effective December 13, 2017, and all other acquisitions in 2018 through 2021, the Company obtained a variety of tangible and intangible assets, with the excess of purchase price over identifiable assets acquired recorded as goodwill. In accordance with ASC 805, Business Combinations, the Company elected push-down accounting to record all goodwill at the Company and subsidiaries.

The Company accounts for goodwill in accordance with ASC 350, Intangibles—Goodwill and Other, which states that goodwill should be evaluated for impairment at least annually or when an event occurs, or circumstances suggest that the carrying amount may not be recoverable. Goodwill may first be assessed on a qualitative basis, which is optional. If goodwill is not assessed on a qualitative basis, or if it is determined there might be indicators of impairment of goodwill, it must be tested on a quantitative basis. Goodwill is assessed at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The Company has determined that it has one reporting unit.

The Company also evaluates indefinite-lived intangible assets for impairment annually in the fourth quarter or more frequently if conditions exist that indicate that assets may be impaired.

For goodwill impairment testing, we performed a quantitative assessment in 2021 concluding that the fair value of the reporting unit substantially exceeded the respective reporting unit’s carrying value, including goodwill. For the year ended December 31, 2020 and 2019 for goodwill impairment testing, we performed a qualitative assessment and determined that it is more likely than not that the fair value of the reporting unit is greater than the respective carrying amount. For indefinite-lived intangible asset impairment testing, for the year ended December 31, 2021, 2020 and 2019, we performed a qualitative assessment and determined that it is more likely than not that the fair value of the indefinite-lived intangible asset is greater than the respective carrying amount. Accordingly, there was no impairment to the value of goodwill or indefinite-lived intangible assets for the years ended December 31, 2021, 2020 and 2019. As part of this analysis, the Company assessed the current environment to determine if there were any indicators of impairment as a result of the operating conditions resulting from COVID-19 or otherwise and concluded that while there have been events and circumstances in the macro environment that have impacted us, we have not experienced any entity specific indicators of impairment.

Internal-Use Software—The Company capitalizes certain internal-use software development costs associated with creating and enhancing internally developed software related to the Company’s technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects and external direct costs of materials and services consumed in developing or obtaining the software. Software development costs that do not meet the qualification for capitalization are expensed as incurred. Internal-use software is included in other intangible assets in the consolidated balance sheets as of December 31, 2021 and 2020. (See Note 6).

Software development activities generally consist of three stages: (i) the planning stage, (ii) the application and infrastructure development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed for internal use when both the preliminary project stage is completed, management has authorized further funding for the completion of the project, and it is probable that the project will be completed as intended. Costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete, and the software and technologies are ready for their intended purpose. Internal-use software development costs are amortized using a straight-line method over an estimated useful life of 2-5 years, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived. The Company does not transfer ownership of its software, or lease its software, to third parties. During the years ended December 31, 2021 and 2020, the Company capitalized approximately $11.2 million and $9.5 million respectively, of internal-use software.

Business Combinations— The Company determines and allocates the purchase price of an acquired business to the tangible and intangible assets acquired and liabilities assumed, including contingent consideration, based on their fair values as of the business combination date. Any amounts of the purchase price in excess over the fair value of the net tangible and identifiable intangible assets acquired are allocated to goodwill. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the estimated fair values of assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Transaction costs associated with these acquisitions are expensed as incurred through transaction expenses in the statement of operations.

Earn-out Liabilities—The value of the earn-out liabilities is based on the expected future payment to be made to the sellers of the acquired businesses according to the provisions outlined in the purchase agreements. In determining fair value, the Company considered a variety of factors, including earnings forecasts and market risk assumptions. The expected future payment was estimated using the earn-out formula and performance targets specified in the purchase agreement and adjusted based on the probability of achieving these targets, using the Monte-Carlo approach. The estimated payment was then discounted to the valuation date using the Company’s estimated pre-tax cost of debt.

Although there is significant judgment involved, the Company believes its estimates and assumptions are reasonable.

Equity-based Compensation—Compensation cost related to Class P unit and Restricted Unit (“RSU”) transactions of Holdings are accounted for in accordance with ASC 718, Compensation—Stock Compensation. Compensation cost is recorded based on the fair value of the Class P unit and RSU transactions issued and recognized as an expense in the Company’s consolidated statements of operations. Equity-based compensation expense recognized by the Company for the years ended December 31, 2021, 2020 and 2019 is based on the value of the portion of Class P unit and RSU awards that is expected to vest. The 26,000, 176,840 and 18,750 Class P units granted during 2021, 2020 and 2019 were determined to have a weighted-average fair value per unit of approximately $178.62, $73.02 and $83.87, respectively. The 81,999 RSU’s granted during 2020 were determined to have a weighted-average fair value per unit of approximately $111.56.

Interest Expense—Interest expense reflects interest on debt arrangements and the amortization of certain debt discounts and costs.

Income Taxes—The Company uses the liability method of accounting for income taxes in accordance with ASC 740-10, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

Advertising—Advertising costs for the years ended December 31, 2021, 2020 and 2019 amounted to $1.4 million, $810 thousand and $636 thousand, respectively, and were expensed as incurred.

Going Concern—The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Other Comprehensive Income—ASC 220, Comprehensive Income, prescribes the reporting required for comprehensive income and items of other comprehensive income. Entities having no items of other comprehensive income are not required to report on comprehensive income. The Company has no items of other comprehensive income for the years ended December 31, 2021, 2020 and 2019.

Recent Accounting Pronouncements—Below, we include a description of certain recent accounting pronouncements that may have an impact on our financial statements.

ASU No. 2016-02. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which establishes a right-of-use model and requires a lessee to recognize the right-of-use assets and liabilities arising from leases on its balance sheet. ASU 2016-02 also requires disclosures about the amount, timing, and uncertainty of cash flows arising from leases. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. This new standard is effective for us on January 1, 2022 (the “effective date”).

ASU No. 2016-02 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842; ASU No. 2018-11, Targeted Improvements; and ASU No. 2019-01, Codification Improvements. ASU 2016-02 and relevant updates require a modified retrospective transition, with the cumulative effect of transition, including initial recognition of lease assets and liabilities for existing operating leases as of (i) the effective date or (ii) the beginning of the earliest comparative period presented. These updates also provide a number of practical expedients for transition and implementation that will be elected.

The Company will adopt this standard using the modified retrospective method with a cumulative-effect adjustment to the opening balance of accumulated deficit as of the effective date. The Company plans to elect the package of practical expedients in transition, which permits us to not reassess our prior conclusions pertaining to lease identification, lease classification, and initial direct costs on leases that commenced prior to our adoption of the new standard. The Company also will elect the practical expedient to account for our leases as a single lease component. The Company does not expect to elect the use-of-hindsight or land easements transition practical expedients. Additionally, the Company will elect ongoing practical expedients including the option to not recognize right-of-use assets and lease liabilities related to leases with an original term of twelve months or less.

The Company believes that ASU 2016-02 will have a material impact on our consolidated balance sheet as a result of the requirement to recognize right-of-use assets and lease liabilities for our operating leases upon adoption. The Company estimates total assets and liabilities will increase approximately $23 million upon adoption. This estimate may change as the implementation is finalized as a result of changes to the Company’s lease portfolio prior to adoption. The Company does not believe that there will be a material impact to our results of operations, stockholders’ equity, or cash flows upon adoption of ASU 2016-02.

ASU No. 2016-13. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 introduces the current expected credit losses methodology for estimating allowances for credit losses. ASU 2016-13 applies to all financial instruments carried at amortized cost and off-balance-sheet credit exposures not accounted for as insurance, including loan commitments, standby letters of credit, and financial guarantees. The new accounting standard does not apply to trading assets, loans held for sale, financial assets for which the fair value option has been elected, or loans and receivables between entities under common control. This guidance is effective for private companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on our financial statements.

ASU No. 2018-15. In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” This update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard requires that an entity in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. This guidance is effective for private companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company is currently evaluating the impact of this new guidance on our financial statements.

ASU No. 2019-12. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This guidance is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. This guidance is effective for private companies for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on our financial statements.

ASU No. 2020-06. In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. This guidance is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. This guidance is effective for private companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this new guidance on our financial statements.

ASU No. 2021-08. In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 305): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an acquiring entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the revenue contracts. This guidance is effective for private companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on our financial statements.

Recently adopted accounting pronouncements— The Company did not adopt any accounting pronouncements for the year ended December 31, 2021.

3.	ACQUISITIONS

Data Bound—On March 25, 2021, Revint acquired Data Bound Solutions, LLC, (“Data Bound”), a provider of robotic process automation (“RPA”) software and services to hospitals and health systems, for a purchase price of $12.9 million subject to certain closing conditions pursuant to the Agreement. The acquisition was funded with cash from operations. After the consummation of the transaction, we owned 100% of the outstanding equity interest in Data Bound. The acquisition complements our current suite of solutions with an RPA solution that can be sold to our existing customers.

The Data Bound acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to Data Bound. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill.

The preliminary fair values of Data Bound’s assets acquired and liabilities assumed at the date of the acquisition are summarized as follows:

in thousands
Cash paid to sellers	$12,911

Cash acquired	$102
Accounts receivable	596
Other current assets	1
Net fixed assets	26
Intangibles	4,400
Goodwill	8,884
Accounts payable and accrued expenses	(234)
Deferred revenue	(864)

Net assets acquired	$12,911

The $4.4 million of acquired intangible assets include the following:

in thousands	Fair Value	Estimated Useful Life
Customer relationships	$1,000	15 years
Developed technology	3,400	5 years

	$4,400

Transaction expenses associated with the acquisition of DataBound totaled $426 thousand.

Managed Care Revenue Consulting Group—On July 1, 2021, Revint acquired Managed Care Revenue Consulting Group, LLC (“MCRC”), a growing provider in revenue cycle solutions for hospital networks for a purchase price of $29.4 million, including an earn-out liability of $2.6 million, subject to certain closing conditions pursuant to the Agreement. The acquisition was funded with proceeds from borrowings under our revolving credit commitments associated with the 2020 Credit Facility. After the consummation of the transaction, we owned 100% of the outstanding equity interest in MCRC. The acquisition complements our current suite of solutions with added revenue cycle expertise and expands our customer base, primarily in the northeast region of the United States, allowing us to better support our customers in this market with our broad set of solutions.

The MCRC acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to MCRC. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill.

The preliminary fair values of MCRC’s assets acquired and liabilities assumed at the date of the acquisition are summarized as follows:

in thousands
Cash paid to sellers	$26,757
Earn-out liability	2,600

$29,357

Cash acquired	$584
Accounts receivable	3,548
Prepaid expense	101
Other current assets	9
Intangibles	15,700
Goodwill	10,238
Other long-term assets	49
Accrued expenses	(803)
Other long-term liabilities	(69)

Net assets acquired	$29,357

The $15.7 million of acquired intangible assets include the following:

in thousands	Fair Value	Estimated Useful Life
Customer relationships	$15,500	21 years
Trade name	200	1.5 years

	$15,700

Transaction expenses associated with the acquisition of MCRC totaled $590 thousand.

Eligibill—On October 12, 2021, Revint acquired Empire Medicare Review Services, Inc. and Eligibill, Inc. (collectively, “Eligibill”), a leading provider of insurance discovery services for hospitals and healthcare systems for a purchase price of $3.4 million subject to certain closing conditions pursuant to the Agreement. The acquisition was funded with cash from operations. After the consummation of the transaction, we owned 100% of the outstanding equity interest in Eligibill. The acquisition helps to strengthen our current platform with additional technology and insurance discovery capabilities. This investment in our platform will help our customers automate, accelerate and optimize their most critical revenue management functions with improved accuracy and efficiency.

The Eligibill acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to Eligibill. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill.

The preliminary fair values of Eligibill’s assets acquired and liabilities assumed at the date of the acquisition are summarized as follows:

in thousands
Cash paid to sellers	$3,396

Cash acquired	$380
Accounts receivable	47
Intangibles	900
Goodwill	2,300
Deferred tax liability	(230)
Accrued expenses	(1)

Net assets acquired	$3,396

The $900 thousand of acquired intangible assets include the following:

in thousands	Fair Value	Estimated Useful Life
Customer relationships	$150	15 years
Developed technology	750	5 years

	$900

Transaction expenses associated with the acquisition of Eligibill totaled $236 thousand.

Par8o—On December 15, 2021, Revint acquired Par8o, Inc. (“Par8o”), a leading provider of 340B discovery and patient referral management technology services for a purchase price of $196.7 million subject to certain closing conditions pursuant to the Agreement. The acquisition was funded with proceeds from incremental borrowings under our 2020 Credit Facility. After the consummation of the transaction, we owned 100% of the outstanding equity interest in Par8o. The acquisition helps to strengthen our current platform with advanced 340B discovery capabilities and enhanced machine learning technology, allowing us to better support our customers with our broad set of solutions.

The Par8o acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to Par8o. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill.

The preliminary fair values of Par8o’s assets acquired and liabilities assumed at the date of the acquisition are summarized as follows:

in thousands
Cash paid to sellers	$196,749

Cash acquired	$5,599
Accounts receivable	3,982
Prepaid expenses	206
Net fixed assets	86
Other long-term assets	34
Intangibles	101,700
Goodwill	112,676
Accounts payable and accrued expenses	(309)
Deferred revenue	(500)
Deferred tax liability	(25,674)
Other long-term liabilities	(1,051)

Net assets acquired	$196,749

The $101.7 million of acquired intangible assets include the following:

in thousands	Fair Value	Estimated Useful Life
Customer relationships	$80,600	22 years
Trade name	600	1 year
Developed technology	20,500	5 years

	$101,700

Transaction expenses associated with the acquisition of Par8o totaled $17.6 million. In connection with the completion of the Par8o acquisition, all share-based awards were cash settled at the discretion of the Company. The portion of the fair value of the awards not attributed to services previously provided of $14.1 million was included as post-combination expense within transaction expenses on our consolidated statement of operations for the year ended December 31, 2021.

BPS—On May 1, 2020, Revint Solutions entered into an agreement with BPStrategies Consulting LLC, d/b/a BPStrategies, LLC and Regner & Associates, LLC. The agreement was for the sale and purchase of the intellectual property associated with the Blue Card Services Agreement.

The transaction was executed with a purchase price of $12.5 million with direct transaction costs of $101 thousand. The first $8.0 million is a fixed amount to be paid out in installments over the course of the first year after the execution of the transaction. The additional $4.5 million is the maximum earn-out consideration due based on 35% of the net revenue, multiplied by two, generated by the Blue Card Service during a 12-month period preceding a defined trigger event. The trigger event is defined as the earlier of the last calendar month at least 30 days preceding buyer change of control or June 30, 2025.

The Company accounted for this acquisition as an asset acquisition in accordance with ASC 805, Business Combinations. The Company recognized an intangible asset in the amount of $8.1 million for acquired intellectual property as indefinite lived intangible assets, and the Company will continue to monitor for impairment at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. The earn-out of $4.5 million will be recognized when the amount is probable and estimable in accordance with ASC 450, Contingencies.

Praxis—On July 24, 2020, Revint acquired Praxis Healthcare Solutions, LLC (“Praxis”), a company based in Plano, Texas for consideration of $54.7 million, including earn-out liability of $12.1 million. The acquisition was funded with additional equity contributions. Praxis specializes in Denial Recovery and related reimbursement services and provides services for hospitals and other healthcare systems, leveraging rules / algorithms to identify coding or documentation opportunities pre- and post-bill that allow for incremental reimbursement and collection of aged AR inventory.

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to Praxis. We recorded a preliminary allocation of the purchase price to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. There were no adjustments to the preliminary purchase price allocation recognized within the measurement period of up to one year from the acquisition date as permitted under GAAP. The fair values of Praxis’s assets acquired and liabilities assumed are summarized as follows:

in thousands
Cash paid to sellers	$37,656
Rollover equity interests	5,000
Earn-out liabilities	12,090

Total purchase price	$54,746

Accounts receivable	$1,981
Other current assets	39
Intangibles	22,400
Goodwill	30,604
Other long-term assets	50
Accrued expenses	(328)

Net assets acquired	$54,746

The $22.4 million of acquired intangible assets relate to customer relationships with a 15 year estimated useful life. Transaction expenses associated with the acquisition of Praxis totaled $1.1 million.

Triage—On October 15, 2020, Revint acquired Triage Consulting Group, LLC (“Triage”), for consideration of $462.3 million. The acquisition was funded with additional equity contributions and borrowings on the initial term loan. Triage specializes in retrospective review and revenue recovery consulting services for healthcare systems, hospitals, and providers across the United States.

The Triage acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to Triage. We recorded a preliminary allocation of the purchase price to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. There were no significant adjustments to the preliminary purchase price allocation recognized within the measurement period of up to one year from the acquisition date as permitted under GAAP. The fair values of Triage’s assets acquired and liabilities assumed are summarized as follows:

in thousands
Cash paid to sellers	$462,305

Cash acquired	$24,586
Accounts receivable	18,484
Other current assets	2,597
Intangibles	255,000
Goodwill	176,311
Other long-term assets	3,445
Accounts payable and accrued expenses	(14,186)
Other long-term liabilities	(3,932)

Net assets acquired	$462,305

The $255.0 million of acquired intangible assets include the following:

in thousands	Fair Value	Estimated Useful Life
Trade name	$3,000	1 year
Customer relationships	229,000	20 years
Developed technology	23,000	5 years

	$255,000

Transaction expenses associated with the acquisition of Triage totaled $14.6 million.

Washington & West—On September 3, 2019, Revint acquired Washington & West, LLC (“W&W”), for consideration of $94.4 million, including an estimated earn-out liability of $12.0 million. The acquisition was funded with $94.5 million of debt. W&W provides services to hospitals and healthcare systems throughout the denial and appeals management process, facilitating the recovery of funds from commercial, government, and Medicare Advantage payers for denied or underpaid claims.

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Revint is deemed the acquirer and all purchase accounting was pushed down to W&W. We recorded a preliminary allocation of the purchase price to assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. There were no adjustments to the preliminary purchase price allocation recognized within the measurement period of up to one year from the acquisition date as permitted under GAAP. The fair values of W&W’s assets acquired and liabilities assumed are summarized as follows:

in thousands
Cash paid to sellers	$82,167
Acquisition related debt—net, paid on behalf of sellers	209
Earn-out liability	12,000

Total purchase price	$94,376

Cash acquired	$3,271
Accounts receivable	6,550
Other current assets	121
Intangibles	37,800
Goodwill	47,444
Other long-term assets	373
Accounts payable and accrued expenses	(1,070)
Other current liabilities	(113)

Net assets acquired	$94,376

The $37.8 million of acquired intangible assets include the following:

in thousands	Fair Value	Estimated Useful Life
Customer relationships	$36,800	18 years
Developed technology	1,000	2 years

	$37,800

Transaction expenses associated with the acquisition of W&W totaled $1.8 million.

Goodwill—The determination of goodwill was recognized for the acquisitions as the excess of the purchase price over the net assets acquired and represents the future economic benefits arising from other assets acquired, which cannot be individually identified or separately recognized.

Earn-Out Liabilities

Earn-out liabilities, which are based on meeting certain revenue (or bookings) thresholds, consisted of the following:

in thousands	January 1, 2021	Acquisition	Payment		(Gain) loss on revaluation	December 31, 2021
Naveos	$475	$—	$(629)		$154	$—
Old Cloudmed	6,568	—	(9,023)		2,455	—
Praxis	12,169	—	(12,413)		244	—
PPRS	1,000	—	(1,000	)(2)	—	—
MCRC	—	2,600	—		6,100	8,700

Total (1)	$20,212	$2,600	$(23,065)		$8,953	$8,700

(1)	Includes $3.0 million classified within current liabilities as of December 31, 2021.
(2)

As part of the final measurement period adjustment related to Triage, $667 thousand and $333 thousand of the PPRS earn-out previously reported was reclassified to accrued expenses and goodwill, respectively. The total $1.0 million was paid from accrued expenses as of December 31, 2021.

in thousands	January 1, 2020	Acquisition	Payment	(Gain) loss on revaluation	December 31, 2020
Health Check	$1,500	$—	$(1,500)	$—	$—
Naveos	1,400	—	(689)	(236)	475
Old Cloudmed	40,600	—	(33,227)	(805)	6,568
W&W	16,600	—	(10,000)	(6,600)	—
Other acquisitions	263	—	(440)	177	—
Praxis	—	12,090		79	12,169
PPRS	—	1,000			1,000

Total (1)	$60,363	$13,090	$(45,856)	$(7,385)	$20,212

(1)	The $20.2 million earn-out liability disclosed above is classified within current liabilities.

4.	REVENUE RECOGNITION

The amount of revenue recognized from contracts with customers was $331.4 million, $168.3 million and $119.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Disaggregated Revenue

The following table summarizes disaggregated revenue from contracts with customers for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
in thousands	2021	2020	2019
Optimization Suite	$262,664	$125,919	$87,522
Acceleration Suite	54,290	32,645	9,129
Other	14,423	9,718	22,726

Total	$331,377	$168,282	$119,377

Contract Balances

The following table provides information about receivables, contract assets and deferred revenue from contracts with customers:

	As of December 31,
in thousands	2021	2020	2019
Receivables	$76,275	$49,843	$29,031
Contract assets (1)	53,422	40,095	37,061
Deferred revenue (2)	3,693	2,340	2,078

(1)	Includes $30.4 million, $19.9 million and $16.1 million in current assets as of December 31, 2021, 2020 and 2019 respectively.
(2)	Includes $1.1 million in current deferred revenue as of December 31, 2021.

Receivables represent amounts due from customers and are recognized in the period the Company provides services when the Company’s right to consideration is unconditional. Payment terms on invoiced amounts are typically 30 days.

Deferred revenue relates to the advance consideration received or the amount due from customers for which revenue is recognized when the performance obligation is satisfied and control is transferred to the customer. Deferred revenue is included in current and long-term liabilities on the consolidated balance sheets. The Company recognized revenue of $534 thousand and $533 thousand for the year ended December 31, 2021 and 2020, respectively, of which amounts were included in deferred revenue at the beginning of the respective periods.

Significant Judgments—The accounting estimates and judgments related to the recognition of revenue require the Company to make assumptions about numerous factors, such as the determination of performance obligations and determination of transaction price. In determining the amounts of revenue to recognize, the Company uses the following methods, inputs, and assumptions:

Determination of Performance Obligations— The unit of measure under ASC 606 is a performance obligation, which is a promise in a contract to transfer a distinct or series of distinct goods or services to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company reviews each contract to determine the performance obligations. For the Optimization and Acceleration suites, the performance obligations consist of our review of medical record documentation to assist healthcare providers to determine correct coding on claim submissions, appropriate payment on patient transfers to other providers, appropriate charges for information on services sent to payers and insurance companies for reimbursement using an automated charge review technology-enabled service solution, and assists customers in obtaining payments from insurance companies for healthcare services provided after payment has been underpaid, denied or unpaid. For a portion of the Other Suite, the majority of the performance obligation is met over the list development phase and the final portion during the audit support phase. See Note 2 for additional information on the Company’s suites.

Unfulfilled Performance Obligations—The amount that is allocated to performance obligations that are unsatisfied is $3.7 million and $2.3 million as of December 31, 2021 and December 31, 2020, respectively.

Determination of Transaction Price—The transaction price is identified as the estimate of total consideration. The estimate of variable consideration requires significant judgment as it involves estimating the amounts our customers will ultimately collect and the relative fee we charge that is calculated as a percentage of those collections. The reassessment of the transaction price for estimated variable consideration previously recognized and subsequently resolved resulted in a reduction of revenue of $2.9 million and $2.4 million for the years ended December 31, 2021 and 2020, respectively. Inputs to these estimates include historical collections from the customer or a portfolio of similar contracts. Within our Optimization, Acceleration and Other Suites, we may apply a constraint, when appropriate, whereby we include in the transaction price estimated variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent that historical data is not available revenue is constrained until such amounts can be reasonably estimated. During 2021, 2020 and 2019, $211.2 million, $89.2 million and $38.8 million of revenue was recognized for variable consideration that was initially constrained due to lack of available historical information but was subsequently resolved.

Timing of Recognition— Within the Optimization and Acceleration Suite, revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services executed throughout the contract period. When appropriate, we apply a constraint to revenue until such amounts can be reasonably estimated. Within the Other Suite: (1) revenue for government related services is recognized ratably over the list development phase, with the remaining revenue recognized during the audit support phase, (2) revenue for payment review services is recognized over the performance period based on time or other inputs as stated in the contract, (3) revenue for automation services is recognized ratably over the performance period.

Generally, the amount of revenue recognized does not correspond directly in the same period with the amount to which the Company has a right to invoice the customer since in many instances invoices are issued upon the cash collection by a customer hospital. The deferred revenue relates to the advance consideration received or the amount due from customers for which revenue is recognized as the performance obligation is satisfied and control is transferred to the customer.

Costs to obtain a contract— The Company pays sales commissions to its employees and issues certain incentives for the execution of a contract. Sales commissions and incentives are incremental costs to obtaining a contract as these costs would not be incurred if the contract was not executed. These costs are capitalized as a prepaid asset and amortized over the life of the contract. The closing balance of capitalized contract costs relating to sales commissions and incentives were $3.4 million and $0.9 million, respectively, as of December 31, 2021 and $2.1 million and $0.1 million, respectively, as of December 31, 2020. The amount of amortization recognized relating to capitalized sales commissions and incentives were $3.5 million and $1.1 million, respectively, for the year ended December 31, 2021 and $2.8 million and $0.1 million, respectively, for the year ended December 31, 2020.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31,	December 31,
in thousands	2021	2020
Leasehold improvements	$3,405	$640
Computers and equipment	4,547	3,110
Furniture and other equipment	510	478
Building (held for sale)	410	410
Construction in progress	—	564

Property and equipment, gross	8,872	5,202
Less: accumulated depreciation	(3,339)	(1,774)

Property and equipment, net	$5,533	$3,428

During the year ended December 31, 2020, the Company closed several physical locations to consolidate office space. Due to this, the Company wrote off property and equipment associated with these closures for a total net loss of $1.3 million, included in other expenses.

6.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2021				Estimated Useful Lives
in thousands	Gross Carrying Amount	Accumulated Amortization		Net Carrying Value
Customer relationships	$487,050	$(60,952)		$426,098	10 - 22 years
Developed internal-use software	100,826	(31,149)		69,677	2 - 5 years
Trade names	13,000	(12,294	)(1)	706	1 - 10 years
Intellectual property	8,101	—		8,101	Indefinite

Total intangible assets	$608,977	$(104,395)		$504,582

(1)	Includes $5.5 million of pretax impairment associated with certain trade names as a result of rebranding the Company.

	December 31, 2020				Estimated Useful Lives
in thousands	Gross Carrying Amount	Accumulated Amortization		Net Carrying Value
Customer relationships	$389,800	$(35,197)		$354,603	10 - 20 years
Developed internal-use software	65,006	(17,141)		47,865	2 - 5 years
Trade names	12,200	(8,797	)(1)	3,403	1 - 10 years
Intellectual property	8,101	—		8,101	Indefinite

Total intangible assets	$475,107	$(61,135)		$413,972

(1)	Includes $5.5 million of pretax impairment associated with certain trade names as a result of rebranding the Company.

Amortization expense related to intangible assets for the years ended December 31, 2021, 2020 and 2019 was $43.3 million, $30.1 million and $17.0 million, respectively.

As of December 31, 2021, the estimated amortization expense for intangible assets for each of the five succeeding years is as follows:

in thousands
2022	$48,896
2023	44,474
2024	43,154
2025	40,758
2026	34,606
Thereafter	277,783

Total amortization expense	$489,671

The difference between estimated amortization expense and net amount of unamortized intangible assets is due to internal use software not placed in service and intellectual property which is indefinite-lived and thus not amortized.

7.	GOODWILL

In accordance with ASC 805, Business Combinations, the measurement period for the Company’s acquisitions is for one year during which we may adjust the assets acquired, liabilities assumed, and the goodwill resulting from the initial transaction as the Company receives additional information about facts and circumstances that existed as of the acquisition date. Adjustments related to new information regarding facts and circumstances that did not exist as of the acquisition date are included in the determination of net income (loss) in the period in which they are made.

The measurement period for W&W, Praxis and Triage expired on September 3, 2020, July 24, 2021 and October 15, 2021, respectively.

The measurement period for Data Bound, MCRC, Eligibill, and Par8o will expire on March 25, 2022, July 1, 2022, October 12, 2022, and December 15, 2022, respectively. Goodwill consisted of the following:

in thousands	January 1, 2021	Acquisition	Adjustment	December 31, 2021
Beginning Balance	$490,548	$—	$—	$490,548
Data Bound	—	8,884	—	8,884
MCRC	—	10,238	—	10,238
Eligibill	—	2,300	—	2,300
Par8o	—	112,676	—	112,676
Triage	—	—	(334)	(334)

Total	$490,548	$134,098	$(334)	$624,312

in thousands	January 1, 2020	Acquisition	Adjustment	December 31, 2020
Beginning Balance	$283,234	$—	$—	$283,234
Praxis	—	30,604	—	30,604
Triage	—	176,644	—	176,644
Washington & West	—	—	66	66

Total	$283,234	$207,248	$66	$490,548

8.	DEBT

Debt obligations consist of the following:

	As of December 31,
in thousands	2021	2020
Initial Term Loans with lender bearing interest at a rate based on LIBOR plus 4.25% (4.75% at December 31, 2021), principal and interest payable quarterly, with a maturity date of October 15, 2027. Collateralized by assets of the Company.	$635,208	$640,000
Incremental Term Loans with lender bearing interest at a rate based on LIBOR plus 4.25% (4.75% at December 31, 2021), principal and interest payable quarterly, with a maturity date of October 15, 2027. Collateralized by assets of the Company.	239,400	—

Total debt	874,608	640,000
Less: unamortized deferred financing fees	(37,628)	(36,567)
Less: current portion of long-term debt	(8,768)	(4,800)

Long-term debt, net	$828,212	$598,633

The following summarizes aggregate future principal payments of the Company’s borrowings as of December 31, 2021:

in thousands
2022	$8,768
2023	8,768
2024	8,768
2025	8,768
2026	8,768
Thereafter	830,768

Total future principal payments	$874,608

On October 15, 2020, the Company entered into a $640.0 million Credit Agreement with Goldman Sachs Bank USA, the administrative agent (the “2020 Credit Facility”). The terms of the 2020 Credit Facility provide for $640.0 million in Initial Term Loans and $75.0 million Revolving Credit Commitments. All loans bear interest at either the Base Rate or LIBOR plus a spread, as defined in the agreement based on the Consolidated First Lien Net Leverage Ratio in the most recently delivered Compliance Certificate. The 2020 Credit Facility has been guaranteed by Intermediate and is collateralized by the assets of the Company.

Initial borrowings at October 15, 2020 were $640.0 million in Initial Term Loans. The Initial Term Loans require quarterly principal payments of 0.25% of the amount borrowed, which commenced on June 30, 2021 with the remaining balance due at maturity on October 15, 2027.

The proceeds of the Initial Term Loans were used to (i) repay in full all outstanding indebtedness of the Company; and (ii) pay certain fees, premiums, expenses and other transaction costs incurred in connection with the Triage acquisition.

Upon entering into the Initial Term Loans in 2020, the Company incurred debt financing fees of $36.6 million, which were initially recorded as a reduction of the debt liability and are amortized to interest expense using the effective interest rate method from the issuance date of the term loan to the maturity date.

As the 2020 Credit Facility was deemed a debt extinguishment of the existing debt of the Company, the unamortized deferred financing fees associated with the existing debt in the amount of $4.4 million were expensed as interest expense at extinguishment.

On October 18, 2021, we completed the repricing of the 2020 Credit Facility. The amendment reduces the spread by 0.75% and reduces the LIBOR floor from 0.75% to 0.5%.

On December 15, 2021, pursuant to the 2020 Credit Facility, we drew an additional $240.0 million in Incremental Term Loans. Incremental Term Loans are subject to the same terms applicable to the Initial Term Loans.

Upon completion of the repricing of the 2020 Credit Facility and the draw of the Incremental Term Loans, the Company incurred debt financing fees of $6.7 million, which were recorded as a reduction of the debt liability and are amortized to interest expense using the effective interest rate method from the date of issuance to maturity.

As of December 31, 2021 and 2020, $75 million was available to be drawn under the Revolving Credit Loans. Under the Revolving Credit Loans, the Company incurs undrawn commitment fees at an annual rate of 0.5%.

The 2020 Credit Facility contains customary affirmative and negative covenants, including a “springing” financial covenant for the benefit of the revolving credit lenders under the 2020 Credit Facility requiring us to maintain a first lien net leverage ratio of 7.75:1.00 if on the relevant test date the aggregate outstanding amount of revolving credit loans and letters of credit (excluding the issued and undrawn letters of credit and cash collateralized letters of credit) exceed 35% of the aggregate amount of the revolving credit commitments under the 2020 Credit Facility. This ratio is calculated as the consolidated first lien debt as of the last day of the test period, minus an amount equal to the unrestricted cash amount as of such date, to the Consolidated EBITDA (as defined in the 2020 Credit Facility) for such test period. As of December 31, 2021, we were in compliance with these covenants.

There were no outstanding short-term borrowings at December 31, 2021 or 2020.

9.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company’s principal market for such transactions. If there is not an established principal market, fair value is derived from the most advantageous market. The Company’s financial instruments, including cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these financial instruments. The carrying value of the Company’s debt approximates their fair values as interest rates approximate market rates.

The Company uses a three-tier valuation hierarchy based upon observable and unobservable inputs:

•	Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 Inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.

•	Level 3 Inputs are unobservable inputs for the asset or liability.

The following sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a nonrecurring basis according to the valuation techniques the Company used to determine their fair values at:

	December 31, 2021
	Fair Value Measurements Using Inputs Considered as
in thousands	Level 1	Level 2	Level 3	Total
Liabilities
Earn-out liabilities	$—	$—	$8,700	$8,700

Total fair value of liabilities measured on a recurring basis	$—	$—	$8,700	$8,700

	December 31, 2020
	Fair Value Measurements Using Inputs Considered as
in thousands	Level 1	Level 2	Level 3	Total
Liabilities
Earn-out liabilities	$—	$—	$20,212	$20,212

Total fair value of liabilities measured on a recurring basis	$—	$—	$20,212	$20,212

Long-lived assets and intangible assets are subject to nonrecurring fair value measurements for the assessment of impairment or as a result of business combinations.

The Company utilizes the Monte Carlo approach to determine the fair value of its earn-out liabilities associated with certain acquired businesses. These amounts were paid based upon the calculated value per the purchase agreement of the acquired business. The valuation techniques and significant unobservable inputs used in the nonrecurring Level 3 fair value measurement of our earn-out liabilities as of December 31, 2021 were as follows:

MCRC
Valuation Technique	Monte-Carlo
Revenue Discount Rate	10.0%
Volatility	30.0%
Risk free interest rate	0.2%
Weighted average cost of capital	13.5%

10.    INCOME TAXES

Revint Holdings is treated as a pass-through partnership for income tax reporting purposes and not subject to federal income tax. Accordingly, the Company is only liable for income taxes on the portion of earnings allocated to the C corporations. In 2018, AS Buyer and New AcuStream were formed as C corporations for US federal income tax purposes and acquired an ownership interest of Intermediate III. In 2021, additional C corporations were formed to facilitate acquisitions, including New EMRS, New Eligibill, and New Par8o. Through restructuring transactions, New Par8o acquired the ownership interest of Intermediate III.

Significant judgment is required in determining the Company’s provision for income taxes and the related liabilities. The provision for income taxes includes taxes paid, currently payable or receivable and deferred. The income tax expense from continuing operations consists of the following:

	As of December 31,
in thousands	2021	2020	2019
Current Portion:
Federal	$(120)	$—	$—
State	114	122	53

Total current income tax expense	(6)	122	53
Deferred Portion:
Federal	(1,475)	—	(6,178)
State	(321)	—	(202)

Total deferred income tax (benefit) expense	(1,796)	—	(6,380)

Income tax (benefit) expense	$(1,802)	$122	$(6,327)

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax asset (liability).

	As of December 31,
in thousands	2021	2020
Deferred tax assets:
Investment in partnership interest	$—	$1,398
Net operating losses	202	310
Section 163(j) interest carryforward	225	—

Deferred tax assets	427	1,708
Valuation allowance	(427)	(1,708)

Total net deferred tax assets	—	—

Deferred tax liabilities:
Investment in partnership interest	(24,108)	—

Total deferred tax liabilities	(24,108)	—

Total net deferred tax assets (liabilities)	$(24,108)	$—

The deferred tax liabilities recorded for the year ended December 31, 2021 are primarily attributable to the book-tax difference in amortizable intangibles related to the Eligibill and Par8o acquisitions.

The Company has federal net operating loss carryforwards of $619 thousand as of December 31, 2021, of which $619 thousand expires in 2038. The Company has state net operating loss carryforwards of $1.2 million as of December 31, 2021, which begin to expire in 2034.

As of December 31, 2021, a valuation allowance of $427 thousand has been recorded on the deferred tax assets related to federal and state net operating loss carryforwards and Section 163(j) interest carryforwards.

No uncertain tax positions existed as of December 31, 2021 and 2020. The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2021, the Company’s federal and state income tax returns for the years 2018 through 2020 remain open and are subject to examination. Currently, no tax authorities are auditing any of the Company’s income tax matters.

11.	LEASES

The Company is obligated under operating leases for the rental of office facilities and office equipment. The Company incurred $7.8 million, $6.6 million and $2.2 million of rental expense under such operating leases for the years ended December 31, 2021, 2020 and 2019 respectively. The current and long-term capital lease liabilities are included in accrued expenses and other long-term liabilities, respectively.

Scheduled future minimum payments over the life of the leases are as follows:

in thousands	Capital Leases	Operating Leases
2022	$38	$7,029
2023	—	7,074
2024	—	6,969
2025	—	5,318
2026	—	2,160
Thereafter	—	2,759

Total minimum lease payments	38	31,309
Less: amounts representing interest	(2)	—

Net minimum lease payments	36	31,309
Less: current portion of capital lease obligations	(36)	—

Future minimum lease payments	$—	$31,309

12.	EMPLOYEE 401(K) PLAN

The Company maintains deferred compensation plans under Section 401(k) of the Internal Revenue Code.

In May 2020, the Company suspended matching contributions to employees in response to COVID-19. The Company re-instated matching contributions at the beginning of 2021.

In 2020, with the acquisition of Praxis, the Praxis 401(k) plan allowed for 25% matching up to 8% of the employees’ deferred amount, vested over six years. Also, with the acquisition of Triage, the Triage 401(k) plan allowed for discretionary matching up to 2% of the employees’ deferred amount at 100%. Neither of these plans were subject to the aforementioned matching contribution suspension. The Praxis 401(k) plan and Triage 401(k) plan were merged with the Company’s 401(k) plan and were subject to the Company’s matching contribution policies effective January 1, 2021.

As of December 31, 2021, there was one plan of which the Company matched up to 4% of the employees’ deferred amount—100% on the first 3% and 50% of the next 2%.

Under the plans, employees may elect to defer up to $19.5 thousand of their salary in 2021 and 2020, in accordance with the Internal Revenue Service limits. Total expense related to the Company 401(k) matching programs was $3.6 million, $765 thousand and $1.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

13.	MEMBERS’ EQUITY

For the year ended December 31, 2021, Revint Holdings, LLC had four classes of members’ interests, Class A-1, Class A-2, Class A-3, and Class A-4 which all contained voting rights. A class of profit units designated as Class P units are available for grant to employees, consultants, or advisors of the Company. Class P units do not contain voting rights.

During 2020, an Amended and Restated LLC Agreement (“LLC Agreement”) was entered into for the Company, allowing for the issuance of another class of members’ interest, Class A-4. Pursuant to the terms of the LLC Agreement, to the extent the Company authorizes the issuance of additional Units in excess of the authorized amount specified in the LLC Agreement, the number of authorized Units of the relevant class or classes shall automatically be deemed increased, without requiring further amendments to the LLC Agreement.

Class A-3 units are not entitled to participate in any distributions until the outstanding Class A-1 units have received aggregate distributions as discussed in Article IX, Distributions, of the amended and restated Limited Liability Company Agreement of Revint Holdings, LLC. Class A-3 units will then be entitled to catch-up distributions until each Class A-3 interest has received distributions and thereafter will be entitled to participate in distributions on a pro rata basis with the Class A-1, A-2, and A-4 Units.

As outlined in the LLC Agreement, the Class P units are subject to a conversion into a number of Class A-1 units provided that unless otherwise determined by the Board, no fractional A-1 units issued in connection with a Class P Unit conversion and the Class A-1 units issued in connection with the conversion shall not have any voting rights unless an Initial Public Offering has occurred.

Immediately prior to, but subject to the subsequent consummation of, an Initial Public Offering of Interests in the Company where a Conversion has not otherwise occurred, each Class A-4 Unit shall automatically convert into Class A-1 Units as outlined in the LLC Agreement.

The grant date fair value of our Class A, RSU and Class P unit awards are estimated based on the Monte Carlo equity allocation simulation. The grant date fair value of the enterprise was determined using both the guideline public company analysis and discounted cash flow method. The equity value of the enterprise represents a key input for determining the fair value of our awards. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell these equity awards. The estimated fair values for awards granted for the years ended December 31, 2021 and 2020 included the following weighted average assumptions:

	Year Ended December 31,
	2021	2020
Assumptions:
Expected term (in years)	1.5	2.2
Expected volatility	45%	70%
Risk-free interest rate	0.2%	0.1%
Dividend yield	—%	—%

Since we are privately held, we calculate the expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the underlying award. In order to estimate the equity value of the enterprise to determine the fair value of our awards, we used a combination of the market approach and the income approach. For the market approach, we utilized the guideline public company analysis. The guideline public company analysis involves the use of trading multiples derived from publicly traded companies that we consider to be similar to us. These multiples are then applied to our financial projections based on assumptions at the time of the valuation to estimate our total enterprise value. As there is no active market for our awards, a discount for lack of marketability was then applied to the resulting fair value of the awards. For the income approach, we utilized the discounted cash flow method. The discounted cash flow method is based on cash flow projections discounted at an appropriate discount rate to arrive at an enterprise value.

Restricted Units

In connection with the Triage acquisition, the Company issued RSU’s which gave the participants the rights to receive Class A-1 membership interests. The total number of RSU’s authorized is 82,000 units. These restricted units vest equally over five years on the anniversary of the vesting commencement date with no partial vesting permitted.

The estimated fair value of RSUs is amortized straight-line as compensation expense over a term of five years for those awards expected to vest over the next five years. Total future compensation cost related to RSUs not yet recognized in the accompanying consolidated statements of operations is $6.9 million which will be amortized over a weighted average period of 3.8 years. Forfeitures are accounted for as they occur.

The following is a summary of non-vested RSUs:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2020	81,999	$111.56
Granted	—	—
Vested	(16,400)	111.56

Non-vested as of December 31, 2021	65,599	$111.56

Class P Units

Class P units are treated as equity-based compensation under ASC 718, Compensation—Stock Compensation. The Class P units can be issued to employees, consultants, and advisors (“Participants”) of the Company in connection with and as a part of the compensation and incentive arrangements between the Company and such Participants. Class P units are entitled to a “profits interest” subordinate to debt holders and Class A unit holders. The LLC Agreement authorized 300,000 Class P Units. The majority of the Class P units vest as follows: Fifty percent (50%) of the units vest in twenty percent (20%) increments over a five-year period beginning on the vesting date, subject to the condition that the Participant continues to be employed by the Company and the remaining fifty percent (50%) of the units vest based upon certain performance conditions being met by the Company which is based on a change in control. One Class P unit holder vested 100% immediately upon date of grant and 62.5% of one Class P unit holder’s units vest over a four-year period with the remaining vesting upon certain performance conditions met by the Company. Finally, 50% of one Class P unit holder’s units vest over a five-year period with the remaining vesting upon certain performance conditions met by the individual. All Class P units granted during the year ended December 31, 2021 do not contain performance conditions and will vest equally over a five-year period beginning on the vesting date. All time-vesting units will become immediately vested in the event of a change in control of the Company. Performance-vesting units will vest only if certain performance conditions are met prior to or in the event of a change in control of the Company.

Revint Holdings, LLC has a repurchase option on vested Class P units in the event the Participant is no longer employed by the Company, without cause. It may elect or decline to exercise the repurchase option by delivering written notice to the Participants within 180 days after the termination. For the year ended December 31, 2021, the Company paid $64 thousand to repurchase 850 vested units of Participants no longer employed by the Company. For the year ended December 31, 2020, the Company paid $208 thousand to repurchase 4,125 vested units of Participants no longer employed by the Company. Forfeitures are accounted for as they occur.

The following tables summarize the Class P unit activity:

	Class P Units	Weighted Average Grant Date Fair Value
Outstanding - December 31, 2020	276,840	$77.96
Granted/Reissued	26,000	178.62
Repurchased	(850)	100.00
Forfeited	(15,448)	104.22

Outstanding - December 31, 2021	286,542	$95.74

The estimated fair value of the Class P units is being amortized as compensation expense on a straight-line basis over a term of five years or the vesting period for the time-based units. Total future compensation cost related to awards not yet recognized in the accompanying consolidated statements of operations is $10.2 million which will be amortized over a weighted average period of 3.4 years.

14.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in claims arising in the ordinary course of business. Based on current knowledge, management believes these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows. The Company believes it has adequately reserved for the contingencies arising from legal matters where an outcome was deemed to be probable, and the loss amount could be reasonably estimated.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization declared the outbreak to constitute a “Public Health Emergency of International Concern.” In 2020, the COVID-19 outbreak disrupted the business of many of our customers as elective surgeries were deferred and hospitals were responding to the healthcare needs of their communities. Although we have seen fluctuations in case counts with the emergence of different variants of the COVID-19 virus as the pandemic has evolved, we have continued to see patient volumes recover during 2021 to pre-pandemic levels. The future impact of COVID-19, including the duration and spread of the outbreak, impact on our customers, employees and vendors is uncertain and cannot be predicted.

15.	RELATED PARTIES

During the years ended December 31, 2021, 2020 and 2019, the Company reimbursed approximately $62 thousand, $632 thousand and $66 thousand, respectively, to NMC Ranger for expenses incurred on behalf of the Company.

A former executive, who is also an equity owner in the Company, also maintains an ownership interest in a vendor. Total amounts paid to the vendor during the years ended December 31, 2021, 2020 and 2019 were $5.1 million, $4.6 million and $2.6 million, respectively. All payments made to the vendor reflect market rates.

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2022, which is the date the consolidated financial statements were available to be issued.

On January 10, 2022, the Company entered into a definitive agreement to be acquired by R1 RCM Inc., a leading provider of technology-driven solutions that transform the patient experience and financial performance of healthcare providers, in an all-stock transaction.

ANNEX A

Execution Version

TRANSACTION AGREEMENT AND PLAN OF MERGER

Dated as of January 9, 2022

Among

R1 RCM INC.,

PROJECT ROADRUNNER PARENT INC.,

PROJECT ROADRUNNER MERGER SUB INC.,

REVINT HOLDINGS, LLC,

COYCO 1, L.P.,

and

COYCO 2, L.P.

A-i

A-ii

A-iii

EXHIBITS AND SCHEDULES

Exhibit A	Amended and Restated Certificate of Incorporation of Surviving Entity
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Seller Investor Rights Agreement
Exhibit D	Form of TCP-ASC Amended and Restated Investor Rights Agreement
Exhibit E	Form of FIRPTA Certificate

A-iv

TRANSACTION AGREEMENT AND PLAN OF MERGER

This TRANSACTION AGREEMENT AND PLAN OF MERGER, dated as of January 9, 2022 (this “Agreement”), is entered into by and among R1 RCM Inc., a Delaware corporation (“Roadrunner”), Project Roadrunner Parent, Inc., a Delaware corporation and a wholly owned subsidiary of Roadrunner (“New Pubco”), Project Roadrunner Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of New Pubco (“Merger Sub”), Revint Holdings, LLC, a Delaware limited liability company (“Coyote”), Coyco 1, L.P., a Delaware limited partnership (“CoyCo 1”), Coyco 2, L.P., a Delaware limited partnership (“Coyco 2”; each of Coyco 1 and Coyco 2, a “Seller” and collectively, “Sellers”), and solely for the purposes of Section 1.02(a) and, solely as it relates to a remedy of specific performance with respect to Section 1.02(a), Section 9.04, NMC Ranger Holdings, LLC, a Delaware limited liability company (“NMC Ranger”). Certain capitalized terms used herein have the meanings ascribed to them in ARTICLE XI.

WHEREAS, (i) the board of directors of each of Roadrunner, New Pubco and Merger Sub, (ii) the board of managers of Coyote and (iii) the general partner of each Seller, have approved and adopted this Agreement and approved the transactions contemplated hereby on the terms and conditions set forth herein and (to the extent applicable) determined that it is advisable and in the best interests of their respective stockholders, members or partners, as applicable, to consummate the transactions contemplated hereby on the terms and conditions set forth herein;

WHEREAS, prior to the Closing, the Coyote Entities and certain of their affiliates shall consummate the Coyote Reorganization, and immediately following the Coyote Reorganization, the Sellers will be the record and beneficial owner of one hundred percent (100%) of the equity interests of Blocker Parent;

WHEREAS, following the Coyote Reorganization, subject to the terms and conditions hereof, as part of a single integrated transaction, (i) at the Effective Time, New Pubco, Merger Sub and Roadrunner shall consummate the Merger, and (ii) immediately following the Effective Time, the Sellers and New Pubco shall consummate the Contribution;

WHEREAS, the Parties intend that, for United States federal income Tax purposes, the Transactions, taken together, shall qualify for the Intended Tax Treatment (defined below); and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Coyote and each Seller to enter into this Agreement, Roadrunner and a stockholder of Roadrunner entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholder has agreed to vote in favor of the Stock Issuance, upon the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Merger.

(a) At the Effective Time, Merger Sub shall be merged with and into Roadrunner (the “Merger”) in accordance with Section 251(g) of the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and Roadrunner shall be the surviving corporation (the “Surviving Entity”). As a result of the Merger, the Surviving Entity shall be a wholly owned subsidiary of New Pubco.

(b) On the Closing Date and as soon as practicable after the Closing, or at such other time as shall be fixed by mutual agreement of Roadrunner and Coyote, Roadrunner shall file a certificate of merger in respect of the Merger with the Delaware Secretary of State in accordance with Section 251 of the DGCL (the “Merger Filing”). The Merger shall become effective as of the time at which the Merger Filing is filed or such later time on the Closing Date as Roadrunner and Coyote shall mutually agree and specify in the Merger Filing (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions and disabilities, of Roadrunner and Merger Sub, all as provided under the DGCL.

Section 1.02 The Contribution.

(a) Subject to the terms and conditions of this Agreement, prior to the Closing, Coyote, Sellers and NMC Ranger shall consummate, or cause the consummation of, the Coyote Reorganization. Immediately following the Effective Time, (i) each Seller shall contribute, transfer and assign to New Pubco all of such Seller’s right, title and interest in all of the Blocker Parent LLC Interests held by such Seller, free and clear of all Liens (other than transfer restrictions arising under applicable securities Laws) (the “Contribution” and, together with the Merger, the “Transactions”), and (ii) in exchange for such Blocker Parent LLC Interests, New Pubco shall (y) issue to each Seller its Pro Rata Share of the Consideration (it being agreed that the Consideration payable at the Closing shall be the Estimated Consideration) and (z) pay to each Seller an amount in cash equal to such Seller’s Pro Rata Share of the Operating Expense Amount. The issuance to the Sellers of the shares of New Pubco Common Stock that comprise the Consideration is intended to be exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

(b) If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, Roadrunner Common Stock (including by merger, consolidation, conversion or otherwise), the Consideration shall be adjusted accordingly to provide to each Seller the same economic effect as contemplated by this Agreement prior to such event.

Section 1.03 Consideration Adjustment.

(a) No later than three (3) Business Days prior to the Closing Date, Coyote and the Sellers shall cause to be prepared and shall provide to Roadrunner a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail (and utilizing, for purposes of the Roadrunner Transaction Expenses and the Interim Period Share Issuance Amount, the information provided pursuant to Section 6.05) Coyote’s and the Sellers’ good faith estimates of the Coyote Net Debt (and the resulting Coyote Net Debt Adjustment Amount), Coyote Transaction Expenses (and the resulting Coyote Net Transaction Expense Adjustment Amount), the number of Unvested Coyote Restricted Unit Shares, the Specified Payment Amount (including, with respect to each Specified Cash Payee the amount of the Specified Payment Amount to which he, she or it is entitled) and the resulting Consideration (the “Estimated Consideration”), as well as each Seller’s Pro Rata Share. Following delivery of the Estimated Closing Statement, Coyote and the Sellers shall (i) permit Roadrunner and its Representatives to have reasonable access, during normal business hours and after reasonable advance notice, to the books, records and other non-privileged documents (including work papers, schedules and financial statements, etc.) pertaining to or used in connection with the preparation of the Estimated Closing Statement and Coyote’s calculation of the Estimated Consideration and provide Roadrunner with copies thereof (as reasonably requested by Roadrunner) and (ii) provide Roadrunner and its Representatives reasonable access, during normal business hours, and after reasonable advance notice, to Coyote’s senior executive employees who were involved in the preparation of the Estimated Closing Statement. Coyote and the Sellers shall consider in good faith any comments by Roadrunner on the Estimated Closing Statement, and if any changes or adjustments are made, the Estimated Closing Statement as so changed or adjusted shall be deemed to be the Estimated Closing Statement, respectively, for all purposes hereunder. The estimated Coyote Net Debt Adjustment Amount, Coyote Net Transaction Expense Adjustment Amount, Unvested Coyote Restricted Unit Shares, and Specified Payment Amount calculations (including the components thereof) reflected in the Estimated Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.

(b) As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, Roadrunner shall prepare and deliver to the Sellers a statement (the “Closing Statement”) setting forth in reasonable detail Roadrunner’s calculation of the Coyote Net Debt (and the resulting Coyote Net Debt Adjustment Amount), the Coyote Transaction Expenses and the Roadrunner Transaction Expenses (and the resulting Coyote Net Transaction Expense Adjustment Amount), the Unvested Coyote Restricted Unit Shares, the Specified Payment Amount, the Interim Period Share Issuance Amount and the resulting Consideration. The Coyote Net Debt Adjustment Amount, the Coyote Net Transaction Expense Adjustment Amount, the Unvested Coyote Restricted Unit Shares, the Specified Payments Amount and the Interim Period Share Issuance Amount (including the components thereof) reflected in the Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.

(c) Roadrunner shall (i) permit the Sellers and their Representatives to have reasonable access, during normal business hours and after reasonable advance notice, to the books, records and other non-privileged documents (including work papers, schedules and financial statements, etc.) pertaining to or used in connection with the preparation of the Closing Statement and Roadrunner’s calculation of the Consideration and provide the Sellers with copies thereof (as reasonably requested by the Sellers) and (ii) provide the Sellers and their Representatives reasonable access, during normal business hours and after reasonable advance notice, to Roadrunner’s senior executive employees who were involved in the preparation of the Closing Statement. If the Sellers disagree with any part of Roadrunner’s calculation of the Consideration as set forth on the Closing Statement (including any component thereof), the Sellers shall, within thirty (30) days after the Sellers’ receipt of the Closing Statement, notify Roadrunner in writing of such disagreement by setting forth the Sellers’ calculation of the Consideration, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If the Sellers do not deliver an Objection Notice to Roadrunner within such thirty (30) day period, the Closing Statement and the Consideration set forth therein prepared and delivered by Roadrunner shall be deemed to be finally determined pursuant to this Section 1.03. If an Objection Notice is delivered to Roadrunner, then Roadrunner and the Sellers shall negotiate in good faith for a period of thirty (30) days to resolve their disagreements with respect to the computation of the Consideration. In the event that Roadrunner and the Sellers are unable to resolve all such disagreements within thirty (30) days after Roadrunner’s receipt of such Objection Notice (or such longer period as Roadrunner and the Sellers may agree in writing), Roadrunner and the Sellers shall submit such remaining disagreements to a nationally recognized independent accounting firm that does not have any material conflicts with Roadrunner, Sellers or their respective Affiliates and is mutually agreed upon by Roadrunner and the Sellers (the “Accounting Firm”).

(d) The Accounting Firm, acting as an expert and not as an arbitrator, shall make a final and binding determination with respect to the computation of the Consideration, including each of the components thereof, only to the extent such amounts are in dispute. Roadrunner and the Sellers shall cooperate with the Accounting Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining disagreements with respect to the computation of the Consideration, including each of the components thereof, as soon as practicable. The Accounting Firm shall consider only those items and amounts in Roadrunner’s and the Sellers’ respective calculations of the Consideration, including each of the components thereof, that are identified as being items and amounts to which Roadrunner and the Sellers have been unable to agree. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or Objection Notice, as applicable. The Accounting Firm’s determination of the Consideration, including each of the components thereof, shall be based solely on written materials submitted by Roadrunner and the Sellers (i.e., not on independent review) and on the provisions set forth in this Agreement. The determination of the Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(e) The costs and expenses of the Accounting Firm in determining the Consideration, including each of the components thereof, shall be borne by New Pubco.

(f) Within three (3) Business Days after the Consideration, including each of the components thereof, is finally determined pursuant to this Section 1.03:

(i) if the Consideration as finally determined pursuant to this Section 1.03 is less than the Estimated Consideration, then the Sellers shall forfeit for no consideration the applicable number of shares of New Pubco Common Stock, and Roadrunner and the Sellers shall take all necessary actions to effect the forfeiture and cancellation of such shares, including instructing Roadrunner’s transfer agent to cancel such shares and reflect such cancellation in the books and records (including stock ledger) of Roadrunner; and

(ii) if the Consideration as finally determined pursuant to this Section 1.03 is greater than the Estimated Consideration, then Roadrunner shall issue to each Seller, based on such Seller’s Pro Rata Share, the applicable number of shares of New Pubco Common Stock, and Roadrunner and each Seller shall take all necessary actions to effect such issuances, including instructing Roadrunner’s transfer agent to issue such shares in book-entry form in the name of the applicable Seller.

All adjustments to be made pursuant to this Section 1.03(f) shall (y) be treated by all parties for U.S. federal and applicable state and local income Tax purposes as non-taxable adjustments to the Consideration unless otherwise required by a contrary “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state or local Law), and (z) be made solely by the Seller forfeiting the applicable number of shares of New Pubco Common Stock or Roadrunner issuing to each Seller the applicable number of shares of New Pubco Common Stock. The adjustments described in Section 1.03(f) shall be the sole and exclusive remedy of Roadrunner and the Sellers for any and all claims arising under this Agreement with respect to this Section 1.03 on the matters addressed herein.

Section 1.04 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at (a) 9:00 a.m., New York City time, on the second Business Day following the first date on which all of the conditions to the Transactions set forth in ARTICLE VIII have been satisfied or (to the extent permitted by applicable Law) waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver thereof at the Closing), but in no event earlier than the date that is sixty (60) days after the date hereof, or (b) any other time, date or place as is agreed in writing by each of Roadrunner and Coyote. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.05 Governing Documents.

(a) At the Effective Time, (i) the certificate of incorporation of Roadrunner as in effect immediately prior to the Effective Time shall be amended and restated, such amendment and restatement to be in the form attached hereto as Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law and (ii) the bylaws of Roadrunner as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity (except the name of the Surviving Entity shall be R1 RCM Holdco Inc. or such other name as Roadrunner determines prior to the Effective Time) until thereafter changed or amended as provided therein or by applicable Law.

(b) Roadrunner shall take all actions necessary so that, as of immediately prior to the Effective Time, the certificate of incorporation (“New Pubco Charter”) and bylaws of New Pubco shall contain provisions identical to the provisions of the certificate of incorporation and bylaws, as applicable, of Roadrunner as in effect immediately before the Effective Time, in each case, other than as required or permitted by Section 251(g) of the DGCL. Roadrunner and New Pubco shall take all actions necessary so that, promptly after the Effective Time,

New Pubco shall cause to become effective a certificate of amendment to the certificate of incorporation of New Pubco changing the name of such entity to R1 RCM Inc.

Section 1.06 Directors and Officers of the Surviving Entities.

(a) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law and the bylaws of the Surviving Entity or until their earlier death, resignation or removal, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Entity and, in each case, Roadrunner shall take all actions necessary to effect the foregoing.

(b) Until successors are duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation or removal, (i) the directors of Roadrunner immediately before the Effective Time shall be the directors of New Pubco as of the Effective Time and (ii) the officers of Roadrunner immediately before the Effective Time shall be the officers of New Pubco immediately after the Effective Time and, in each case, Roadrunner shall take all actions necessary to effect the foregoing.

ARTICLE II

EFFECT ON THE CAPITAL OF THE

CONSTITUENT COMPANIES

Section 2.01 Roadrunner and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of any shares of Roadrunner Common Stock:

(a) All shares of Roadrunner Common Stock that are held by Roadrunner as treasury stock immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.03, each share of Roadrunner Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares cancelled pursuant to Section 2.01(a)) shall be converted into one (1) fully paid and non-assessable share of New Pubco Common Stock having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions as the share of Roadrunner Common Stock being so converted. All shares of New Pubco Common Stock issued pursuant to this Section 2.01(b) shall be duly authorized, validly issued and free of preemptive rights.

(c) Each share of Roadrunner Common Stock converted into a share of New Pubco Common Stock pursuant to Section 2.01(b) shall, upon such conversion, no longer be issued and outstanding and cease to exist, and, thereafter, each Person (i) entered as the owner in a book entry that, immediatel yprior to the Effective Time, represented any outstanding shares of Roadrunner Common Stock shall be deemed to have received an equivalent number of shares of New Pubco Common Stock, and (ii) holding a certificate representing any shares of Roadrunner Common Stock shall be deemed to have received shares of New Pubco Common Stock (without the requirement for surrender of any certificate previously representing any such shares of Roadrunner Common Stock or issuance of new certificates representing New Pubco Common Stock), with each certificate representing shares of Roadrunner Common Stock immediately prior to the Effective Time being deemed to represent automatically an equivalent number of shares of New Pubco Common Stock.

(d) Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one (1) share of common stock of the Surviving Entity, and such shares shall be fully paid and non-assessable capital stock of the Surviving Entity.

Section 2.02 Effect on New Pubco Common Stock. Immediately following the Effective Time, each share of New Pubco Common Stock owned by the Surviving Entity shall be surrendered by the Surviving Entity for retirement by New Pubco without payment of any consideration therefor.

Section 2.03 Roadrunner Stock Options, Restricted Stock Awards and Restricted Stock Unit Awards. As of the Effective Time, each stock option of Roadrunner, each share of Roadrunner restricted stock, each restricted stock unit of Roadrunner and each other form of incentive equity compensation that is outstanding on or prior to the Effective Time or issuable thereafter under the Roadrunner Equity Incentive Plan or any previously adopted plan, whether or not then vested or exercisable, shall cease to represent or relate to a share of Roadrunner Common Stock and shall be converted automatically to represent or relate to a share of New Pubco Common Stock on substantially the same terms and conditions (including vesting schedule) as applied to such stock option, share of Roadrunner restricted stock, restricted stock unit or other form of incentive equity immediately prior to the Effective Time. Roadrunner shall take all actions necessary to effect the foregoing provisions of this Section 2.03.

Section 2.04 Roadrunner Warrants. As of the Effective Time, each outstanding warrant to purchase Roadrunner Common Stock, including the Warrants, whether or not then exercisable, shall cease to represent or relate to a share of Roadrunner Common Stock and shall be converted automatically to represent or relate to a share of New Pubco Common Stock on substantially the same terms and conditions as applied to warrant immediately prior to the Effective Time. Roadrunner shall take all actions necessary to effect the foregoing provisions of this Section 2.04.

Section 2.05 Coyote Equity Awards. Prior to the Closing, Coyote and, where applicable, Roadrunner and New Pubco, will take all action necessary to effect the treatment of outstanding Coyote equity or other incentive awards held by Coyote Employees (including Class P Unitawards and restricted unit awards) as described in Section 2.05 of the Coyote Disclosure Schedules. Coyote shall provide to Roadrunner or its counsel for review and approval (not to be unreasonably withheld, delayed or conditioned) drafts of any documentation prepared by Coyote or its counsel to effectuate the treatment described in Section 2.05 of the Coyote Disclosure Schedules and shall consider in good faith Roadrunner’s comments thereto. In addition, Roadrunner shall provide to Coyote or its counsel for review and approval (not to be unreasonably withheld, delayed or conditioned) drafts of any documentation prepared by Roadrunner or its counsel to effectuate the treatment described in Section 2.05 of the Coyote Disclosure Schedules and shall consider in good faith Coyote’s comments thereto.

Section 2.06 Withholding Rights. New Pubco, Merger Sub and any other party hereto with an obligation to deduct and withhold pursuant to any applicable Tax Law shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Authority by or on behalf of New Pubco, Merger Sub or any other party hereto, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.07 Further Assurances. At and after the Effective Time, the officers and directors of New Pubco or the Surviving Entity, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Surviving Entity, Merger Sub or Roadrunner, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Entity, Merger Sub or Roadrunner, any other actions and things necessary to vest, perfect or confirm of record or otherwise in New Pubco or the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by New Pubco or the Surviving Entity, as applicable, as a result of, or in connection with, the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COYOTE

Except as set forth in the applicable section or sections of the disclosure schedule delivered by Coyote to Roadrunner prior to the execution of this Agreement (the “Coyote Disclosure Schedule”), Coyote represents and warrants to Roadrunner as follows:

Section 3.01 Organization. Coyote is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. Coyote has all requisite limited liability company power and authority to enable it to own, lease and operate its properties, to carry on its business in all material respects as conducted on the date hereof and to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. Coyote is duly qualified or registered as a foreign limited liability company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except, in each case, where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. True, correct and complete copies of the certificate of formation and the limited liability company agreement of Coyote, each as amended to date, have been made available to Roadrunner. Coyote is not in violation of its certificate of formation or limited liability company agreement, except for any such violation as would not reasonably be expected to be material to Coyote and its Subsidiaries, taken as a whole.

Section 3.02 Subsidiaries; Equity Interests.

(a) Section 3.02(a) of the Coyote Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Coyote, listing for each such Subsidiary its name, the type of entity, the jurisdiction of its incorporation or formation, its authorized capital stock or equivalent, if applicable, the number and type of its issued and outstanding shares of capital stock, membership interests or similar ownership interests, the current ownership of such shares, membership interests or similar ownership interests and its current officers and directors, in each case, prior to giving effect to the Coyote Reorganization. Following the Coyote Reorganization, the information contained on Section 3.02(a) of the Coyote Disclosure Schedule shall remain true and complete except as contemplated by the Coyote Reorganization. True, correct and complete copies of the organizational documents, each as amended to date, of each Subsidiary of Coyote have been made available to Roadrunner.

(b) Each Subsidiary of Coyote (i) is a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and, to the extent applicable, in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has all requisite power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and (iii) is duly qualified or registered as a foreign corporation, limited partnership or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) All of the outstanding shares of capital stock, membership interests and/or other similar ownership interests of each Subsidiary of Coyote (“Subsidiary Equity Interests”) are owned, directly or indirectly, by Coyote, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock, membership interests and/or other similar ownership interests) other than limitations or restrictions on transfer arising under applicable securities Laws or Liens that will be released upon repayment of the Coyote Existing Debt. There are no (i) outstanding securities of any Coyote Entity that are convertible into or exchangeable for Subsidiary Equity Interests, (ii) options, warrants, calls, subscriptions or other rights or arrangements to acquire any Subsidiary Equity Interests from any Coyote Entity or (iii) other obligations or commitments of any Coyote Entity to issue or allot Subsidiary Equity Interests.

There are no outstanding obligations of any Coyote Entity to repurchase, redeem or otherwise acquire any Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any Subsidiary Equity Interests. No Subsidiary of Coyote has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under applicable Law or the Coyote Existing Debt, which prevent the payment of the foregoing by any Subsidiary of Coyote.

Section 3.03 Capital Structure.

(a) As of the date of this Agreement, all of the limited liability company or membership interests in Coyote are owned of record and beneficially by the Persons and in the amounts set forth in Section 3.03(a) of the Coyote Disclosure Schedule (the “Coyote Membership Interests”). All of the Coyote Membership Interests have been validly issued in accordance with the limited liability company agreement of Coyote. Except as set forth on Section 3.03(a) of the Coyote Disclosure Schedule, there are no (i) issued or outstanding limited liability company interests or membership interests in Coyote other than the Coyote Membership Interests or (ii) options, warrants, calls, subscriptions, securities convertible or exchangeable for any equity securities of Coyote, equity appreciation rights, profits interests, phantom equity plans or other similar rights, agreements, arrangements or commitments of any character to which any Coyote Entity is a party or by which any Coyote Entity is bound obligating Coyote to issue or sell or transfer any equity interest in, or equity security of, Coyote. There are no outstanding obligations of Coyote to repurchase, redeem or otherwise acquire any limited liability company interests of Coyote or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except as set forth in Coyote’s governing documents, there are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to Coyote Membership Interests. Coyote has no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under the LLC Act, which prevent the payment of the foregoing by Coyote.

(b) Section 3.03(b) of the Coyote Disclosure Schedule sets forth, with respect to each equity or equity-based award (including profits interests) of Coyote that is outstanding, (i) the type of award, (ii) the governing plan, (iii) the award holder, (iv) total number of equity interests underlying the award, (v) the grant date, (vi) the number of both vested and unvested awards as of the date hereof, (vii) the vesting terms (including any acceleration provisions) and (viii) the participation threshold.

Section 3.04 Authority; Execution and Delivery, Enforceability. Coyote has all requisite limited liability company power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Coyote of this Agreement and the other Transaction Agreements to which it is, or is specified to be a party, and the consummation by Coyote of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action on the part of Coyote, and no other limited liability company action on the part of Coyote is necessary to authorize the execution and delivery of this Agreement or the Transaction Agreements or to consummate the Transactions and the other transactions contemplated hereby. Coyote has duly executed and delivered this Agreement, and, prior to or as of the Closing, will have duly executed and delivered each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party, and (assuming the due authorization, execution and delivery by the Parties other than any Coyote Entity) this Agreement constitutes, and each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

Section 3.05 No Conflicts; Consents; Governmental Authorizations.

(a) Except (x) as set forth in Section 3.05(a) of the Coyote Disclosure Schedule, (y) as may result or be required solely by reason of Roadrunner’s, New Pubco’s or the Merger Sub’s participation in the transactions contemplated hereby or in the other Transaction Agreements or (z) solely with respect to the succeeding clauses (B), (C) and (D), as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution and delivery by Coyote of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Coyote of the transactions contemplated hereby and thereby, will not (A) contravene, conflict with or result in any violation or breach of any provision of the certificate of formation or limited liability company agreement of Coyote (B) contravene, conflict with or result in a violation or breach of any applicable Law or Order by which Coyote or any of its assets, properties or Subsidiaries is bound, (C) (i) require any consent, approval or notice under, (ii) result in any breach of or any loss of any benefit or right under, (iii) constitute a breach or default (or an event which, with notice or lapse of time or both, would become a breach or default) under, or (iv) give to others any right of termination, vesting, amendment, acceleration or cancellation of any right or obligation under, any Contract or Permit or (D) result in the creation of a Lien (other than a Permitted Lien) on any property or asset of any Coyote Entity.

(b) Except as set forth in Section 3.05(b) of the Coyote Disclosure Schedule and based on the statements and related information provided by Roadrunner, its Affiliates or their respective Representatives the accuracy of which has not been independently verified or confirmed by Coyote or its Representatives, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by Coyote in connection with the due execution, delivery and performance by Coyote of this Agreement and the consummation by Coyote of the transactions contemplated hereby, except for those the failure of which to make or obtain would not, individually or in the aggregate, adversely affect the Coyote Entities in any material respect or result in a material adverse effect on Coyote’s ability to consummate the transactions contemplated hereby.

Section 3.06 Financial Statements.

(a) Annual Financial Statements. Section 3.06(a) of the Coyote Disclosure Schedule sets forth true, correct and complete copies of (i) the audited consolidated balance sheets of Coyote and the related audited consolidated statements of operations, cash flows and member equity, in each case, as of December 31, 2020 and 2019 (“Coyote Annual Financial Statements”). The Coyote Annual Financial Statements (i) were prepared in accordance with the books of account and other financial records of Coyote, (ii) fairly present in all material respects the financial condition, results of operations, cash flows and member equity of Coyote and its Subsidiaries as of the dates thereof or for the periods covered thereby and (iii) have been prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby.

(b) Interim Financial Statements. Section 3.06(b) of the Coyote Disclosure Schedule sets forth true, correct and complete copies of the unaudited consolidated combined balance sheet of Revint II as of September 30, 2021 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of Revint II for the nine-month period then ended (the “Coyote 2021 Interim Financial Statements”). The Coyote 2021 Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of Revint II, (ii) fairly present in all material respects the financial condition, results of operations and cash flows of Revint II and its Subsidiaries as of the dates thereof or for the periods covered thereby and (iii) have been prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby (except as may be indicated in the Coyote 2021 Interim Financial Statements or the notes thereto and subject to year-end audit adjustments (none of which are material) and the absence of notes and disclosure as required by GAAP).

(c) Internal Controls. The Coyote Entities maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Coyote Entities have implemented disclosure controls and procedures reasonably designed to ensure that material information relating to the business of each Coyote Entity is made known to the management of Coyote. The books and records of Coyote have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(d) Accounts Receivable. Except as set forth in Section 3.06(d) of the Coyote Disclosure Schedule, all accounts receivable reflected in the Coyote Entities’ books and records and the Coyote 2021 Interim Financial Statements (A) are bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business consistent with past practice, (B) are properly reflected in accordance with GAAP and (C) are not subject to any material setoffs, counterclaims, credits or other offsets, and are current and collectible and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts and adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Coyote Entities.

Section 3.07 Absence of Undisclosed Liabilities. Except for (a) those liabilities that are appropriately reflected or reserved for on the face of the Latest Balance Sheet, (b) liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which resulted from a breach of contract, tort, infringement or violation of any Law or any Proceeding), (c) liabilities incurred in connection with or pursuant to the transactions contemplated by, or expressly permitted by, this Agreement and the other Transaction Agreements and (d) liabilities that, individually or in the aggregate, would not reasonably be expected to be material to the Coyote Entities (taken as a whole), none of the Coyote Entities have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). None of the Coyote Entities maintain any “off-balance sheet arrangement” as defined in item 303(a)(4)(ii) of Regulation S-K promulgated under the Exchange Act.

Section 3.08 Absence of Certain Changes or Events. Except as set forth on Section 3.08 of the Coyote Disclosure Schedule (or, except with respect to clause (b) below, reflected on other sections of the Coyote Disclosure Schedule as having occurred after such date), since September 30, 2021 (a) the Coyote Entities have conducted their respective businesses only in the ordinary course of business consistent with past practice, (b) there has not been any event, change or development that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect, and (c) there has not been any action, authorization, commitment or agreement by any Coyote Entity that, if taken or made after the date hereof, would be prohibited by the second sentence of Section 6.01.

Section 3.09 Real Property.

(a) Section 3.09(a) of the Coyote Disclosure Schedule sets forth a complete and accurate list of each parcel of Owned Real Property. Except as set forth on Section 3.09(a) of the Coyote Disclosure Schedule, a Coyote Entity has good and marketable indefeasible title in fee simple to each parcel of Owned Real Property, free and clear of any Liens other than Permitted Liens. No Coyote Entity has leased or otherwise granted the right to use or occupy any of the Owned Real Property to any Person, except as shown in Section 3.09(a) of the Coyote Disclosure Schedule. Coyote has delivered to Roadrunner copies of the deeds and other instruments by which the applicable Coyote Entity acquired such parcel of Owned Real Property and copies of all title insurance policies, opinions, abstracts and surveys, in each case, to the extent in the possession of the applicable Coyote Entity, with respect to such parcel. There are no unrecorded outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Section 3.09(b) of the Coyote Disclosure Schedule sets forth a complete and accurate list of each parcel of Leased Real Property. The applicable Coyote Entity has a valid leasehold interest in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Liens. The Coyote Entities enjoy peaceful and undisturbed possession under all real property leases to which they are parties and there are no disputes with respect to the Leased Real Property. No Coyote Entity has assigned, sublet, or otherwise granted any Person the right to use or occupy any of the Leased Real Property, except as shown in Section 3.09(b) of the Coyote Disclosure Schedule. Each lease for the Leased Real Property is valid and binding on the applicable Coyote

Entity and in full force and effect and enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There are no existing breaches or defaults by any Coyote Entity or offsets which any of the applicable landlords has against the enforcement by any Coyote Entity of its rights under any of the leases of the Leased Real Property, and no Coyote Entity nor, to Coyote’s Knowledge, such landlord is in breach or default under the applicable lease of such Leased Real Property, nor, to Coyote’s Knowledge, have any events occurred or circumstances exist which, with the giving of notice or passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such lease. True and complete copies of the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Real Property have previously been delivered to Roadrunner. As of the date hereof, no Coyote Entity is party to any pending Proceeding, nor, to Coyote’s Knowledge, is any Proceeding threatened, which would interfere with the quiet enjoyment of any Coyote Entity under the leases of the Leased Real Property. Except for leasehold mortgages of record, no Coyote Entity has assigned, mortgaged, pledged, otherwise encumbered, or transferred its interest, if any, under any of the leases of the Leased Real Property.

(c) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the applicable Coyote Entities in all material respects. To Coyote’s Knowledge, there are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the applicable Coyote Entities.

Section 3.10 [Reserved].

Section 3.11 Intellectual Property.

(a) Section 3.11(a) of the Coyote Disclosure Schedule contains a complete and accurate list of (i) all Registered Intellectual Property owned by any Coyote Entity as of the date hereof, and the jurisdictions where each is registered (if any), and (ii) material written Contracts (other than “shrink wrap” or other licenses relating to software purchases for commercially available or “off the shelf” software with aggregate license fees less than $300,000 per annum) to which any Coyote Entity is a party and under which licenses to Intellectual Property aregranted to any Coyote Entity by third parties, or by any Coyote Entity to third parties (each an “IP License”). All Registered Intellectual Property owned by any Coyote Entity is subsisting, and to Coyote’s Knowledge, valid and enforceable.

(b) A Coyote Entity (i) exclusively owns all right, title and interest in and to all Owned Coyote IP, and (ii) possesses valid and enforceable rights to use all other material Intellectual Property used in or necessary for the conduct of the business of the Coyote Entities as conducted immediately prior to the Closing, in each case of (i) and (ii), free and clear of all Liens other than Permitted Liens.

(c) No Coyote Entity nor the conduct of the business of the Coyote Entities misappropriates, infringes upon or otherwise violates, or in the past three (3) years has misappropriated, infringed upon, or otherwise violated, the Intellectual Property rights of any Person in any material respect. No Person has provided to any Coyote Entity written notice of a claim (or, to Coyote’s Knowledge, threatened to file a claim) during the past three (3) years against any Coyote Entity alleging that it has misappropriated, violated, infringed on or otherwise improperly used the Intellectual Property rights of any Person.

(d) To Coyote’s Knowledge, no Person is currently infringing, misappropriating or otherwise violating any Owned Coyote IP. No Coyote Entity has provided any Person written notice of a claim (or threatened to file a claim against any Person) during the past three (3) years that it has misappropriated, violated, infringed on or otherwise improperly used any Owned Coyote IP.

(e) All Coyote Entities have taken commercially reasonable actions under the circumstances to maintain and protect all of the material Owned Coyote IP (including the secrecy and confidentiality of all material trade secrets and confidential information included therein). All material Intellectual Property developed by past or current employees, consultants, or independent contractors of any Coyote Entity in the scope of their employment or engagement has either vested in the applicable Coyote Entity by operation of Law or has been assigned to the applicable Coyote Entity under a written agreement and all Persons with access to trade secrets or confidential information of the Coyote Entities have signed agreements with reasonable confidentiality obligations and use restrictions or are under a legally-binding duty of confidentiality with respect to the same. To Coyote’s Knowledge, no such employee, consultant, or independent contractor is in violation of any such agreement or duty in any material respect.

(f) None of the Software owned by any Coyote Entity is subject to any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner or relation that requires any public distribution of any such Software, or creates obligations for any Coyote Entity to grant to any third party any rights or immunities under any Owned Coyote IP (including any patent non-asserts or patent licenses), or impose any present economic limitations on any Coyote Entity’s commercial exploitation thereof. No Person other than a Coyote Entity (or their employees, consultants, or independent contractors engaged to provide Software development services and that are subject to written agreements with reasonable customary confidentiality obligations and use restrictions with respect to Software code) is in possession of, or has been granted any current or contingent license or other right with respect to, any source code of the Software owned by any Coyote Entity, and no such source code has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, or otherwise grant any right thereto under any circumstance.

Section 3.12 Material Contracts.

(a) Section 3.12(a) of the Coyote Disclosure Schedule sets forth a true, correct and complete list of the following Contracts to which any Coyote Entity is a party, or by which any Coyote Entity is otherwise bound, as of the date hereof (the “Material Contracts”) (other than IP Licenses, which shall, in each case, constitute Material Contracts):

(i) all Contracts with suppliers, vendors or service providers under which any Coyote Entity has made aggregate payments in excess of $4,000,000 during the period from January 1, 2021 to September 30, 2021 (other than Contracts with a Material Supplier) (provided that purchase orders issued under or pursuant to other Contracts need not be listed);

(ii) all Contracts under which any Coyote Entity has received aggregate payments in excess of $4,000,000 during the period from January 1, 2021 to September 30, 2021 (other than Contracts with a Material Customer) (provided that purchase orders issued under or pursuant to other Contracts need not be listed);

(iii) all Contracts with either (A) a Material Customer (provided that only the Contracts with the top fifteen (15) customers listed on Section 3.29 of the Coyote Disclosure Schedule need to be set forth on Section 3.12(a) of the Coyote Disclosure Schedule, but all Contracts with Material Customers shall be considered Material Contracts for all other purposes hereunder) or (B) a Material Supplier (provided that purchase orders issued under or pursuant to other Contracts need not be listed);

(iv) any Contract for the employment, engagement, or consultancy of any Coyote Employee on a full-time, part-time or consulting basis, the terms of which (A) provide guaranteed annual cash compensation that exceeds $300,000, or (B) restrict the ability of any Coyote Entity to terminate the employment or services of any Coyote Employee upon less than sixty (60) days’ prior notice without incurring material liability (in the case of each (A) and (B), other than at-will employment agreements with any Coyote Employee which do not commit any Coyote Entity to pay severance, termination or other similar payments and which are terminable without prior notice);

(v) any collective bargaining agreement or other Contract with any Union (each a “CBA”);

(vi) all (A) leases relating to the Leased Real Property or the Owned Real Property and (B) leases or licenses for material tangible personal properties or assets of any Coyote Entity pursuant to which any Coyote Entity makes or receives aggregate payments in excess of $500,000 per annum;

(vii) all Contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing in connection with the transactions contemplated by this Agreement or the other Transaction Agreements;

(viii) all Contracts pursuant to which any Indebtedness of any Coyote Entity in excess of $1,000,000 is outstanding or may be incurred;

(ix) other than those Contracts that may be terminated by the applicable Coyote Entity upon notice of sixty (60) days or less without material penalty or other material liability to the Coyote Entities taken as a whole, all Contracts containing covenants that materially restrict the right or freedom of any Coyote Entity to (A) engage in any line of business or compete with any Person, (B) conduct any commercial activity in any geographic area, or (C) solicit any Person to enter into a business or employment relationship, or enter into such a relationship with any Person;

(x) all Contracts under which pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other third parties (including any contract containing “most favored nation” or “tracking customer” or “best pricing” provisions) or other Contracts where exclusive sales, distribution, marketing or other exclusive rights, rights of refusal or rights of first negotiation are granted or received that have a value in excess of $1,000,000;

(xi) all Contracts which provide for or otherwise include a minimum volume or purchase requirement or similar obligation or arrangement that have a value in excess of $1,000,000;

(xii) all Contracts (other than contracts with customers, vendors or suppliers entered into in the ordinary course of business) requiring any Coyote Entity to indemnify or hold harmless any Person whereby any Coyote Entity is responsible for indemnification obligations in excess of $1,000,000;

(xiii) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (i) involve payments by any Coyote Entity after the date of the Latest Balance Sheet of consideration (whether monetary or otherwise) in excess of $500,000 or (ii) require monitoring or reporting obligations to any other Person outside the ordinary course of business;

(xiv) any Contract entered into in the last three (3) years (A) relating to the disposition or acquisition of assets or business by any Coyote Entity with a value greater than $3,000,000 other than the disposition of assets in the ordinary course of business, or (B) pursuant to which any Coyote Entity acquired or will acquire (whether through stock, equity or assets acquisition, merger, consolidation or otherwise) any ownership interest in any other Person or other business enterprise with a value greater than $3,000,000;

(xv) all Contracts: (A) under which any Person has developed or has been engaged to develop any material Intellectual Property for any Coyote Entity (excluding agreements with employees and contractors entered into in the ordinary course of business on standard forms of agreement under which such employees and contractors assign rights in all developed material Intellectual Property to any Coyote Entity); (B) under which any Coyote Entity has developed or has been engaged to develop any material Intellectual Property for any Person; or (C) entered into to settle or resolve any Intellectual Property-related dispute or otherwise affecting any Coyote Entity’s rights to use or enforce Owned Coyote IP, including settlement agreements, coexistence agreements, covenant not to sue agreements, and consent to use agreements;

(xvi) any Contract that establishes a joint venture, partnership or similar arrangement;

(xvii) any Contract containing a standstill or similar agreement pursuant to which any Coyote Entity has agreed not to acquire assets or securities of any other Person; and

(xviii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority (y) involving more than $250,000 and entered into within the last three (3) years and (z) pursuant to which any Coyote Entity will have any material outstanding obligation after the date of this Agreement (other than payment requirements).

(b) All Material Contracts are valid, legal, binding and in full force and are currently enforceable against the applicable Coyote Entity, as applicable, and are and as of the Closing will be, if not previously terminated or expired in accordance with their respective terms, to Coyote’s Knowledge, enforceable against the other party or parties thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The applicable Coyote Entity has paid all material amounts to be paid by it and no Coyote Entity has received any written notice that it is in material default under or in material breach of any such Material Contract. To Coyote’s Knowledge, (i) no event has occurred which with the passage of time or the giving of notice or both would result in a material default, material breach or event of material noncompliance by any Coyote Entity under any such Material Contract; (ii) no other party to any such Material Contract is in material breach thereof or material default thereunder and none of any Coyote Entity has received any notice of termination, cancellation, breach or default under any such Material Contract; and (iii) there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Coyote Entity under any of the Material Contracts with any Person and no such Person has made written demand for such renegotiation.

(c) A true, correct and complete copy of each Material Contract has been delivered to Roadrunner.

Section 3.13 Taxes.

(a) Each of the Coyote Entities (i) has duly and timely filed, or has caused to be duly and timely filed, all material Tax Returns required to be filed by them (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all material respects; (ii) has paid all material amounts of Taxes that are required to be paid (whether or not shown on any Tax Return) including those that any Coyote Entity was obligated to deduct or withhold from amounts owing to any employee, creditor or other third party, except, in either case, with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Coyote Financial Statements in accordance with GAAP; and (iii) except in the ordinary course of business, has not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency where such waiver or extension is currently in effect (in each case other than pursuant to automatic extensions to file Tax Returns).

(b) There are no material audits, examinations, investigations, deficiencies, claims or other Proceedings in respect of Taxes or Tax matters of the Coyote Entities pending or, to Coyote’s Knowledge, threatened in writing, in each case, that have not been fully resolved, and no Coyote Entity has received any notice of deficiency or proposed adjustment or assessment from any Governmental Authority with respect to a material amount of Taxes that has not been resolved.

(c) There are no Liens with respect to material amounts of Taxes on any of the assets or properties of any Coyote Entity, other than Permitted Liens described in clause (a) of the definition thereof.

(d) No Coyote Entity has received notice in writing of any claim made by any Governmental Authority in a jurisdiction where it does not file Tax Returns that such Coyote Entity is or may be subject to material taxation by that jurisdiction that has not been resolved.

(e) No Coyote Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(f) No Coyote Entity has participated or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(g) No Coyote Entity (i) has been a member of an affiliated, combined, consolidated, unitary or similar group (including under Code Section 1504(a)) for income Tax purposes (other than a group the common parent of which was a Coyote Entity), (ii) has any material liability for Taxes of any Person (other than another Coyote Entity) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or non-U.S. Law), as a transferee or successor or by operation of Law or (iii) is a party to, bound by, or has any material liability under any Tax sharing, allocation or indemnification agreement or similar arrangement pursuant to which it will have any obligation to make any payments after the Closing, in each case, other than any Contract the principal purpose of which does not relate to Tax matters.

(h) The classification for U.S. federal income Tax purposes of each Coyote Entity is listed on Section 3.13(h) of the Coyote Disclosure Schedules and no election is outstanding to change such classification.

(i) The Coyote Entities have properly collected and remitted, or reserved for on the Coyote Financial Statements in accordance with GAAP, all material amounts of sales, use, value added and similar Taxes with respect to sales or leases made or services provided to their customers.

(j) No Coyote Entity (or any of their owners) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date and made prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of any federal, state, provincial, local, or non U.S. Tax Law) executed on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or deferred revenue accrued on or prior to the Closing Date, in each case, outside of the ordinary course of business or (v) installment sale or open transaction disposition made on or prior to the Closing Date, in each case, outside of the ordinary course of business. No election under Section 965(h) of the Code has been made with respect to any Coyote Entity.

(k) No Coyote Entity is liable for (nor has it agreed to pay) any material unpaid amounts of Taxes of any of its beneficial owners, including by means of withholding and/or electing to file composite Tax returns.

(l) No Coyote Entity has a request for a private letter ruling, administrative relief, a technical advice, a material change of any method of accounting or other request pending with any Governmental Authority relating to a material amount of Taxes.

(m) No Coyote Entity has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply at any earlier date than is required by applicable Law. The “partnership representative” and “designated individual” of any Coyote Entity treated as a partnership for U.S. federal income tax purposes for each year with respect to which such Coyote Entity has been subject to the Partnership Tax Audit Rules is set forth on Section 3.13(m) of the Coyote Disclosure Schedules.

(n) No Coyote Entity has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act, (ii) otherwise deferred any Taxes (including the employee portion of any payroll Taxes) or changed any material Tax practice or filed an amended Tax Return under, or in response to, a COVID-19 Measure, or (iii) claimed any Tax credits under any COVID-19 Measure. Any incurrence and forgiveness or discharge of any “Paycheck Protection Program” Loan by a Coyote Entity satisfied all the requirements of the CARES Act.

(o) The adjusted tax basis of New Mountain Partners V Special (AIV-D), LLC (“NMC Blocker”) and Blocker Parent in their interests in Coyote immediately following the Coyote Reorganization each exceed zero dollars ($0), even if no liabilities of Coyote were allocated to NMC Blocker or Blocker Parent under Section 752 of the Code.

(p) The Tax Partnership is intended to be properly treated for purposes of Section 351 of the Code as the transferor of the Blocker Parent LLC Interests to New Pubco and the recipient of the Consideration and the Operating Expense Amount in exchange for the Blocker Parent LLC Interests, in each case, pursuant to the Transactions.

(q) Each of the statements of fact set forth in Section 8.02(E) of the Coyote Disclosure Schedules regarding the Coyote Reorganization, including as to the ownership, activities, and U.S. federal income tax classification of the respective Persons referenced therein, are true and accurate in all material respects.

(r) Each Class P Unit of Coyote is properly treated as a profits interest for U.S. federal income Tax purposes and, to Coyote’s Knowledge, a valid election under Section 83(b) of the Code has been made with respect to each such Class P Unit that was granted in the past two (2) years.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including this Section 3.13) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, limitations on, or availability after the Closing Date of any Tax attribute (including, except as pertaining to Section 3.13(j)(i) and Section 3.13(j)(ii), methods of accounting) of the Coyote Entities; provided that for the avoidance of doubt this exclusion shall not apply to any Taxes paid or payable by or with respect to the Coyote Entities for any Pre-Closing Tax Period.

Section 3.14 Tax Treatment. No Coyote Entity has taken or agreed to take any action or is aware of any fact or circumstance that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 3.15 Coyote Benefit Plans.

(a) Section 3.15(a) of the Coyote Disclosure Schedule sets forth a true, correct and complete list of each material Coyote Benefit Plan. Coyote has made available to Roadrunner true, correct and complete copies (or, if a plan or arrangement is not written, a written description of the material terms) of (to the extent applicable): (i) the current plan document for each material Coyote Benefit Plan and amendments thereto; (ii) any related trust agreement, service provider agreements or underlying insurance contract, funding arrangement, or administrative and service provider agreements now in effect; (iii) the most recent determination, opinion or advisory letter received regarding the tax-qualified status of each Coyote Benefit Plan that is intended to be qualified under Section 401(a) of the Code; (iv) the most recent financial statement for each Coyote Benefit Plan; (v) the most recently filed Form 5500 Annual Returns/Reports and Schedules for each Coyote Benefit Plan; (vi) the current summary plan description for each Coyote Benefit Plan; (vii) the most recent actuarial valuation report related to any Coyote Benefit Plan and (viii) any material, non-routine correspondence to or from a Governmental Authority dated within the past three (3) years relating to any Coyote Benefit Plan.

(b) No Coyote Entity sponsors, maintains, contributes to or has any obligation to contribute to, or has any liability with respect to (including on account of any ERISA Affiliate): a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA); a “multiple employer plan” described in Section 413(c) of the Code; a “multiple employer welfare arrangement” described in Section 3(40) of ERISA; or an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Code.

(c) Each Coyote Benefit Plan has been funded, administered and maintained, in form and operation, in all material respects in accordance with its terms and in all material respects in compliance with applicable Laws, including ERISA and the Code. No Coyote Entity has incurred (whether or not assessed) any material penalty or

Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that would reasonably be expected to result in the imposition of any such material penalties or Taxes. Each Coyote Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS (or, with respect to any Coyote Benefit Plan that is a qualified “pre-approved” plan, the sponsor of such pre-approved plan has received an opinion letter or advisory letter from the IRS), and nothing has occurred since the issuance of such letters for any Coyote Benefit Plan that would reasonably be expected to cause the revocation of qualification under the Code of any such plans.

(d) To Coyote’s Knowledge, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Coyote Benefit Plan that would result in a material liability to any Coyote Entity. No Coyote Benefit Plan provides nor does any Coyote Entity have a current or contingent obligation to provide post-employment welfare benefits, except as may be required by COBRA or other applicable Law. Each Coyote Benefit Plan that is subject to Section 409A of the Code has been in material compliance in all material respects, both in documentation and operation, with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(e) There is no pending or, to Coyote’s Knowledge, threatened, Proceeding or dispute (other than a routine claim for benefits) with respect to any Coyote Benefit Plan that would reasonably be expected to result in a material liability to any Coyote Entity.

(f) Except as set forth on Section 3.15(f) of the Coyote Disclosure Schedule, the execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement and the other Transaction Agreements will not (i) as of the date of this Agreement entitle any Coyote Employee to any additional compensation, including severance pay, unemployment compensation or any other payment; (ii) as of the date of this Agreement result in any payment becoming due, or increase the amount of any compensation due, to any Coyote Employee; (iii) accelerate the time of payment or vesting of any benefits to any Coyote Employee; (iv) result in payment of any amount or provision of any benefit that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment” under Section 280G(b)(1) or 4999 of the Code; or (v) trigger or impose any restriction or imposition on the rights of any Coyote Entity to amend or terminate any Coyote Benefit Plan.

Section 3.16 Labor Relationships.

(a) Coyote has made available to Roadrunner a true, correct and complete list of all individuals employed by any Coyote Entity as of January 7, 2022 (including any individual on a leave of absence), including the individual’s name (or employee ID number), position or job title, hire date, status as full-time or part-time, designation as exempt or non-exempt from the minimum wage and overtime requirements of the Fair Labor Standards Act and applicable state Laws, base salary or hourly wage rate, annual target bonus, and the location at which such individual is employed or provides services.

(b) No Coyote Entity is a party to, or bound by, any CBA. There is no, and for the past three (3) years there has been no, (i) unfair labor practice charge, material labor dispute, material labor grievance, or material labor arbitration proceeding pending or, to Coyote’s Knowledge, threatened against any Coyote Entity, or (ii) lockouts, strikes, material work slowdowns, work stoppages, picketing, or, to Coyote’s Knowledge, threats thereof against or affecting any Coyote Entity by or with respect to their employees. No current employee of any Coyote Entity is represented by a labor organization, works council, trade union, or other labor organization with respect to their employment with any Coyote Entity and, to Coyote’s Knowledge, there is no, and for the past three (3) years there has been no, Union organizing activity, Union election petition, Union card signing, or other Union organizing activity of or by any Union directed at, against, or affecting any Coyote Entity with respect to any Coyote Employees (in their capacity as such).

(c) There has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended or similar state or local applicable Law (the “WARN Act”) in respect of any Coyote Entity in the past three (3) years.

(d) There are no material Proceedings against any Coyote Entity pending or, to Coyote’s Knowledge, threatened, before or by the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration, the National Labor Relations Board or any other comparable Governmental Authority. Except as set forth in Section 3.16(d) of the Coyote Disclosure Schedule, no Coyote Entity has received written notice during the last three (3) years of any investigation of any Coyote Entity by a Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation Laws and, to Coyote’s Knowledge, no such investigation is in progress.

(e) Each Coyote Entity is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws pertaining to labor, employment, employment practices, and terms and conditions of employment, including all Laws relating to hiring, labor relations, equal employment opportunities, fair employment practices, equal pay, affirmative action and affirmative action plan requirements, background checks, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), compensation, termination of employment, employment discrimination, harassment, or retaliation, reasonable accommodation, disability rights or benefits, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), hours of work, working conditions, breaks, sick, vacation and other paid time off, minimum wage compensation, overtime compensation, child labor, plant closings and layoffs (including the WARN Act), COVID-19, occupational health and safety, workers’ compensation, employee leave issues, uniformed services employment, whistleblowers, leaves of absence, and unemployment insurance.

(f) To Coyote’s Knowledge, no Coyote Employee with annualized base compensation at or above $300,000 is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, or other restrictive covenant obligation (i) owed to any Coyote Entity or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any Coyote Entity.

(g) To Coyote’s Knowledge, no current Coyote Employee with annualized base compensation at or above $300,000 has given notice of his or her intent to terminate his or her employment prior to the one year anniversary of the Closing.

(h) To Coyote’s Knowledge, there are, and for the past three (3) years there have been, no pending allegations of sexual harassment, sexual misconduct, or sex-based discrimination against any officers, directors, or senior executives of the Coyote Entities.

Section 3.17 Litigation. Except as set forth in Section 3.17 of the Coyote Disclosure Schedule, there is no Proceeding pending or, to Coyote’s Knowledge, threatened, by, against, or affecting any Coyote Entity or any of their respective properties or assets or, to Coyote’s Knowledge (without any duty of inquiry), any manager, director or officer of any Coyote Entity in such Person’s capacity as such, for which the maximum amount claimed or in controversy exceeds $500,000 or that otherwise, individually or in the aggregate, has had or would reasonably be expected to be material to the Coyote Entities, taken as a whole, nor is there any judgment outstanding against any Coyote Entity that has been or would reasonably be expected to be material to the Coyote Entities, taken as a whole. None of the Coyote Entities or any of their respective properties or assets is subject to any Order of a Governmental Authority or judgment of an arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to be, individually or in the aggregate, material to the Coyote Entities, taken as a whole. To Coyote’s Knowledge, there are no inquiries or investigations by any Governmental Authority or internal investigations pending or, to Coyote’s Knowledge, threatened against any Coyote Entity, in each case regarding any accounting practices of any Coyote Entity or any malfeasance by any officer, member, manager, employee or director of any Coyote Entity.

Section 3.18 Compliance with Applicable Laws. During the past three (3) years (i) the Coyote Entities have been in material compliance with all applicable Laws relating to the operation and conduct of their businesses or any of their properties or facilities; and (ii) no Coyote Entity has received (x) written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to the Coyote Entities, taken as a whole, (y) to Coyote’s Knowledge, non-written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to the Coyote Entities, taken as a whole, or (z) written notice of an obligation on the part of any Coyote Entity to undertake, or to bear all or any portion of the cost of, any remedial action that would, individually or in the aggregate, reasonably be expected to be material to the Coyote Entities, taken as a whole.

Section 3.19 Environmental Matters. Except as set forth in Section 3.19 of the Coyote Disclosure Schedule:

(a) The Coyote Entities hold and are in compliance with, and for the past three (3) years have held and been in compliance with, in each case in all material respects, all Environmental Permits required for the Coyote Entities to own, lease and operate their respective properties or to conduct their businesses;

(b) The Coyote Entities are, and for the past three (3) years have been, in compliance in all material respects with all Environmental Laws;

(c) No Coyote Entity has received any written notice regarding any actual or alleged material violation of, or material liability under, Environmental Laws in the past three (3) years (or earlier to the extent unresolved);

(d) No Coyote Entity has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to or owned or operated any property or facility contaminated by any Hazardous Materials so as to give rise to any material liabilities (contingent or otherwise) for any Coyote Entity pursuant to Environmental Laws;

(e) There is no material Proceeding under or relating to any Environmental Laws pending or, to Coyote’s Knowledge, threatened, against any Coyote Entity or any of their respective properties or assets or, to Coyote’s Knowledge, any manager, director or officer of Coyote, any Seller or any of their respective Subsidiaries in such Person’s capacity as such, and no Coyote Entity is subject to any material Order or other similar agreement with any Governmental Authority under or relating to any Environmental Laws;

(f) No Coyote Entity has assumed, undertaken or provided an indemnity with respect to any material liability of any other Person arising under Environmental Laws; and

(g) Coyote has made available to Roadrunner all material environmental assessments, audits and reports and all other material environmental, health or safety documents, in each case, that are in the possession of any Coyote Entity, which relate to the current or former operations, properties or facilities of the Coyote Entities.

Section 3.20 Licenses and Permits. The Coyote Entities hold all material Permits that are necessary for the Coyote Entities to own, lease and operate their respective properties or to conduct their businesses as presently conducted. All of such material Permits are in full force and effect and will remain in full force and effect immediately following the Closing. Each Coyote Entity is in compliance with the terms of all applicable material Permits in all material respects. No Coyote Entity has received written notice that any such material Permit has been, will be or may be revoked, cancelled, suspended or materially adversely modified, or will not be renewed, and no Proceeding is pending or, to Coyote’s Knowledge, threatened against any Coyote Entity with respect to the revocation, cancellation, suspension or materially adverse modification of any such material Permit.

Section 3.21 Brokers and Other Fees. Except as set forth on Section 3.21 of the Coyote Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of any Coyote Entity who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other concurrent or similar transaction process. Following payment of all fees, commissions or like payments to any Person listed on Section 3.21 of the Coyote Disclosure Schedule payable as of the Closing, none of New Pubco or any of its Subsidiaries (including, without limitation, Blocker Parent and Coyote) will have any obligation of any kind with respect to the matters or agreements listed on Section 3.21 of the Coyote Disclosure Schedule.

Section 3.22 Assets. The Coyote Entities have good and marketable title to, or valid leasehold interests in, all the material tangible properties and assets used by the Coyote Entities in the operation and conduct of their respective businesses, located on Owned Real Property or shown on the Latest Balance Sheet (except for properties and assets sold or disposed of in the ordinary course of business since the date of the Latest Balance Sheet) or acquired thereafter (the “Tangible Assets”), free and clear of all Liens, other than Permitted Liens. The Tangible Assets are in good operating condition (normal wear and tear excepted), and are fit in all material respects for use for their intended purpose in the ordinary course of business.

Section 3.23 Insurance. Section 3.23 of the Coyote Disclosure Schedule sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Coyote or its Affiliates and relating to business of the Coyote Entities, (collectively, the “Insurance Policies”), all of which are in full force and effect in all material respects. Each of the Coyote Entities is in material compliance with all Insurance Policies. There are no claims pending under any such Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights. All premiums due on such Insurance Policies as of the date hereof have been paid. All such Insurance Policies (x) are in full force and effect and enforceable in accordance with their terms and (y) have not been subject to any lapse in coverage in the past three (3) years. None of the Coyote Entities is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policies. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the businesses of the Coyote Entities and are sufficient for compliance with all applicable Laws and Contracts to which any Coyote Entity is a party or by which it is bound. Except as disclosed in Section 3.23 of the Coyote Disclosure Schedule, to Coyote’s Knowledge, all of the Insurance Policies will be continued in full force and effect up to and including the Closing Date. Except as disclosed in Section 3.23 of the Coyote Disclosure Schedule, since January 1, 2020, no insurer has denied the coverage of, or has delivered a notice of material limitation of coverage or a notice that a defense will be afforded with reservation of rights with respect to, any claim under any Insurance Policy of Coyote, and except as disclosed in Section 3.23, no insurer has provided any notice of cancellation or any other indication. To Coyote’s Knowledge, no insurer plans to cancel any Insurance Policy of Coyote or materially raise the premiums or materially alter the coverage under any Insurance Policy of Coyote in a manner materially adverse to Coyote.

Section 3.24 Affiliate Transactions. Except as set forth on Section 3.24 of the Coyote Disclosure Schedule, and excluding Contracts governing employment relationships, compensation, benefits, travel advances and employee loans entered into in the ordinary course of business and Contracts governing such Related Party’s equity ownership of any Coyote Entity, no Related Party (a) is a party to any Contract with any Coyote Entity, (b) to Coyote’s Knowledge, has a direct financial interest in, or is an officer or director of, any significant competitor, supplier, licensor, distributor, lessor, independent contractor or customer of Coyote or any of its Subsidiaries (it being agreed, however, that the passive ownership of securities listed on any national securities exchange representing no more than five (5) percent of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person), (c) to Coyote’s Knowledge, has any material interest in any property, asset or right used by any Coyote Entity or necessary for their respective businesses (other than an indirect and passive interest), (d) has outstanding any Indebtedness in excess of $100,000 owed to any Coyote Entity or (e) has received funds in excess of $100,000 directly from any Coyote Entity since the date of the Latest Balance Sheet, or is the obligee or beneficiary of any liability of any Coyote Entity in excess of $100,000, in each case, except for employment-related compensation or liabilities therefor received or payable in the ordinary course of business.

Section 3.25 Healthcare and Compliance.

(a) Without limiting any other representation or warranty herein, each Coyote Entity is, and at all times during the preceding three (3) years has been, in compliance in all material respects with all applicable Laws, including, without limitation, the following, each as amended from time to time:

(i) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) (known as the “Anti-Kickback Statute”), or any applicable state anti-kickback Law;

(ii) the Federal False Claims Act, 31 U.S.C. § 3729 et seq., or any applicable state false claim or fraud Law;

(iii) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a;

(iv) the Administrative False Claims Law, 42 U.S.C. § 1320a-7b(a); and

(v) all Laws governing participation in all “federal health care programs” as defined in Section 1128B(f) of the Social Security Act, as amended (“Federal Health Care Programs”), when applicable.

(b) Without limiting the foregoing, during the preceding three (3) years, no Coyote Entity has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, and 1396b, 31 U.S.C. § 3729-3733, and the federal TRICARE statute (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, including, without limitation, the following:

(i) knowingly and willfully making or causing to be made a false statement or representation of a fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made any false statement or representation of a fact for use in determining rights to any benefit or payment; and

(iii) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration:

(A) in return for referring an individual for the furnishing or arranging for the furnishing of any item or service for which payment might be made in whole or in part by any Federal Health Care Program, or

(B) in return for purchasing, leasing, or ordering or arrangement for or recommending, purchasing, leasing, or ordering any good, facility, service or item for which payment might be made in whole or in part by any Federal Health Care Program.

(c) During the preceding three (3) years, no Coyote Entity or any of their respective current or former directors, officers, partners, managers or employees, or, to Coyote’s Knowledge, contractors has:

(i) had any civil monetary penalty assessed against it under Section 1128A of the Social Security Act, as amended, or any regulations promulgated thereunder;

(ii) been (a) excluded from participation under any Federal Health Care Program, (b) debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Governmental Authority, including, without limitation, any federal department or agency, or (c) subject to an actual or, to Coyote’s Knowledge, pending final adverse action, as that term is defined in 42 U.S.C. § 1320a-7e(g); or

(iii) been convicted of any of the categories of offenses described in Section 1128(a) and (b)(1), (2) and (3) of the Social Security Act, as amended, or any regulations promulgated thereunder.

(d) During the preceding three (3) years, each employee of any Coyote Entity required to be licensed by an applicable Governmental Authority, professional body and/or medical body has had such licenses, such licenses are and were in full force and effect, and to Coyote’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in any such licenses being suspended, revoked or otherwise lapse prematurely.

Section 3.26 Information Technology; Information Security and Data Matters.

(a) Compliance with Information Security and Data Privacy Laws. The Coyote Entities maintain and enforce commercially reasonable policies and procedures regarding cybersecurity, data privacy, data protection and security. The Coyote Entities are, and have been for the past three (3) years in compliance, in all material respects, with (i) all applicable Laws, (ii) their own published or binding internal policies, (iii) the Payment Card Industry Data Security Standard, to the extent applicable, and (iv) Contracts any coyote Entity has entered into or are otherwise bound, in each case of (i) through (iv) to the extent governing or relating to data privacy, data security, or the use and processing of Personal Information and applicable to any Coyote Entity (collectively, “Data Security Requirements”).

(b) Information Security and Data Privacy Complaints and Investigations. No Proceeding is pending or threatened in writing, and in the past three (3) years, there have been no Proceedings brought, or threatened in writing, against any Coyote Entity alleging a material violation of any Data Security Requirement. In the past three (3) years, there have been (i) no notices issued by or on behalf of any Coyote Entity to any Governmental Authority or any other Person, and (ii) to Coyote’s Knowledge, no circumstance requiring any Coyote Entity to notify a Governmental Authority or any other Person, in each case, in respect of any Security Incident or actual or alleged violation of any Data Security Requirements.

(c) Sufficiency of IT Assets; Security Breaches and Unauthorized Access. The Coyote Entities have taken commercially reasonable actions to protect the confidentiality, integrity and security of each Coyote Entity’s IT Assets against any unauthorized use or access. The IT Assets are sufficient in all material respects for the conduct of the business of the Coyote Entities as currently conducted. The Coyote Entities have taken commercially reasonable measures, consistent with current industry standards for similarly sized and situated companies, designed (i) to preserve and maintain the performance, security, confidentiality and integrity of the IT Assets (and all material data or other information or transactions stored or contained therein or processed or transmitted thereby) in all material respects against any unauthorized use, access, interruption, modification or corruption, and (ii) to ensure that all IT Assets are (A) functional and operate and run in a reasonable and efficient business manner in all material respects, and (B) free from any material virus, malware or material programming, design or documentation error or corruption or material defect. In the past three (3) years, there have been no material failures, breakdowns or continued substandard performance of any IT Assets that have caused the material disruption or material interruption in the operation of the business of any Coyote Entity that have not been remedied in all material respects. The Coyote Entities have implemented, maintained and tested commercially reasonable disaster recovery procedures and facilities for their businesses. To Coyote’s Knowledge, during the past three (3) years, there have been no material breaches of any Coyote Entity’s IT Assets, including any material unauthorized access to, acquisition of, disclosure of, or loss of data possessed or controlled (including any Personal Information) by such Coyote Entity, including, through any third party vendors (“Security Incident”), and no Coyote Entity has received within the past three (3) years any written notices or complaints from any Person with respect thereto.

(d) Effect of the Transaction on Personal Information. Neither (i) the execution, delivery, or performance of this Agreement and the other Transaction Agreements by the Coyote Entities or (ii) the consummation of any of the transactions contemplated hereby or thereby, will result in any material breach or violation of any internal privacy policy of any Coyote Entity or any Data Security Requirements. Upon the Closing, New Pubco and its Subsidiaries will continue to have the right to use such Personal Information on substantially similar terms and conditions as the Coyote Entities’ enjoyed immediately prior to the Closing.

Section 3.27 Roadrunner Common Stock. Except as set forth on Section 3.27 of the Coyote Disclosure Schedule, none of Coyote or, to Coyote’s Knowledge, any of its Affiliates beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) any Roadrunner Common Stock.

Section 3.28 Information Supplied. None of the information supplied by any Coyote Entity for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, including any prospectus contained therein and including any information incorporated by reference therein, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of Roadrunner or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.29 Customers and Suppliers. Section 3.29 of the Coyote Disclosure Schedule sets forth (a) a list of the top thirty (30) customers of the Coyote Entities (on a consolidated basis) (by volume of sales to such customers) (collectively, the “Material Customers”) and (b) a list of the top ten (10) suppliers of the Coyote Entities (on a consolidated basis) (by volume of purchases from such suppliers) (collectively, the “Material Suppliers”), for the fiscal year ended December 31, 2020 and the nine-month period ended on the date of the Latest Balance Sheet. Neither any Coyote Entity has received any written, or to Coyote’s Knowledge, oral notice from any Material Customer to the effect that any such Material Customer will stop, decrease the rate of or change the terms (whether related to payment, price or otherwise) with respect to, buying goods, products or services from any Coyote Entity (whether as a result of the consummation of the transactions contemplated hereby or otherwise). No Coyote Entity has received any written, or to Coyote’s Knowledge, oral notice from any Material Supplier to the effect that any such Material Supplier will stop, decrease the rate of or change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to any Coyote Entity (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Except as set forth on Section 3.29 of the Coyote Disclosure Schedule, there are no material claims for indemnification, contribution, reimbursement or subrogation by or against any Coyote Entity with respect to any Material Customer or Material Supplier.

Section 3.30 Certain Business Practices; OFAC.

(a) Neither Coyote nor any of its Subsidiaries nor any director, officer, or employee, nor (to Coyote’s Knowledge) any agent of Coyote or any of its Subsidiaries at the direction of or on behalf of Coyote or any of its Subsidiaries has directly or indirectly (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or for the business of Coyote or any of its Subsidiaries, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), (c) made any other unlawful payment under or otherwise violated any applicable Law relating to anti-corruption, bribery, or similar matters (including the FCPA) or (d) otherwise participated in illegal activities.

(b) Coyote, its Subsidiaries any of their respective directors, officers, or employees, and (to Coyote’s Knowledge) any agent or other representative acting for or on behalf of Coyote or any of its Subsidiaries (i) are currently and, during the past five (5) years, have been in full compliance with all Patriot Act Related Laws and Trade Controls (defined below), (ii) are not and have never been or, during the past five (5) years, been engaging with a Person or other entity: (A) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (B) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (C) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Law; (D) who commits, threatens or conspires to commit or support “terrorism” as defined in the Executive Order; (E) that is the subject or target of sanctions or restrictions under Trade Controls, including (x) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the List of Specially Designated Nationals and Blocked Persons, published by the U.S. Department of the Treasury, Office of Foreign Assets Control; (y) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (x); or (z) any Person that is located, organized, or resident in or a national of a country or region (or government thereof) that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine); or (F) who is an affiliate of a person or entity listed above.

Section 3.31 No Additional Representations.

(a) Except for the representations and warranties made by Coyote in this ARTICLE III and the Sellers in ARTICLE IV or in any certificate delivered by or on behalf of any Coyote Entity hereunder, neither the Coyote Entities nor any other Person makes, and each other Party hereby agrees that it is not relying upon and has not relied upon, any express or implied representation or warranty (including as to the accuracy or completeness of any such representation or warranty) with respect to the Coyote Entities or their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Coyote Entities hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Coyote Entities nor any other Person makes or has made any representation or warranty to Roadrunner or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Coyote Entity or their respective businesses or (ii) except for the representations and warranties made by Coyote in this ARTICLE III and the Sellers in ARTICLE IV, any oral or written information presented to Roadrunner or any of its Affiliates or representatives in the course of their due diligence investigation of the Coyote Entities, the negotiation of this Agreement, the other Transaction Agreements or in the course of the transactions contemplated hereby.

(b) Coyote acknowledges and agrees that, (i) except for the representations and warranties expressly made by Roadrunner in ARTICLE V and in any certificate delivered by or on behalf of Roadrunner hereunder, neither Roadrunner nor any other Person makes any express or implied representation or warranty, at law or in equity, with respect to any matter, including with respect to Roadrunner, the Roadrunner Subsidiaries or theirrespective businesses, assets, liabilities, operations, conditions or prospects and including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, (ii) no Person has been authorized by Roadrunner or any of the Roadrunner Subsidiaries to make any representation or warranty on its behalf and any such purported representation or warranty cannot be relied upon in any manner.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the applicable section or sections of the Coyote Disclosure Schedule, each Seller represents and warrants to Roadrunner as follows:

Section 4.01 Organization. Such Seller is a limited partnership duly organized, validly existing and in good standing under the Laws of the state of Delaware. Such Seller has all requisite limited partnership power and authority to enable it to own, lease and operate its properties, to carry on its business in all material respects as conducted on the date hereof and to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. Such Seller is duly qualified or registered as a foreign limited partnership to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except, in each case, where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. True, correct and complete copies of the certificate of limited partnership and the limited partnership agreement of such Seller, each as amended to date have been made available to Roadrunner. Such Seller is not in violation of its certificate of formation or limited partnership agreement. Such Seller is a newly formed entity that has been formed solely for the purposes of engaging in the Transactions, and, prior to the Effective Time, will not have engaged in any other business activities and will not have incurred any liabilities or obligations other than as expressly contemplated by this Agreement or any other Transaction Agreements.

Section 4.02 Subsidiaries; Equity Interests.

(a) Section 4.02(a) of the Coyote Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of such Seller as of the date hereof and after giving effect to the Coyote Reorganization (in each case, other than Coyote and its Subsidiaries set forth in Section 3.02(a) of the Coyote Disclosure Schedule), listing for each such Subsidiary its name, the type of entity, the jurisdiction of its incorporation or formation, its authorized capital stock or equivalent, if applicable, the number and type of its issued and outstanding shares of capital stock, membership interests or similar ownership interests, the ownership of such shares, membership interests or similar ownership interests and its current officers and directors. Following the Coyote Reorganization, the information contained on Section 4.02(a) of the Coyote Disclosure Schedule shall remain true and complete, other than changes in the ownership of the Subsidiaries of such Seller as a result of the Coyote Reorganization. True, correct and complete copies of the organizational documents, each as amended to date, of each Subsidiary of such Seller have been made available to Roadrunner.

(b) Each Subsidiary of such Seller required to be set forth on Section 4.02(a) of the Coyote Disclosure Schedule (i) is, or on formation will be, a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has, or on formation will have, all requisite power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and (iii) is, or on formation will be, duly qualified or registered as a foreign corporation, limited partnership or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) All of the outstanding shares of capital stock, membership interests and/or other similar ownership interests of each Subsidiary of such Seller required to be set forth on Section 4.02(a) of the Coyote Disclosure Schedule (“Seller Subsidiary Equity Interests”) are or will be, following the Coyote Reorganization, owned, directly or indirectly, by such Seller, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock, membership interests and/or other similar ownership interests) other than limitations or restrictions on transfer arising under applicable securities Laws. There are no (i) outstanding securities of such Seller or any of its Subsidiaries that are convertible into or exchangeable for such Seller’s Seller Subsidiary Equity Interests, (ii) options, warrants, calls, subscriptions or other rights or arrangements to acquire any of such Seller’s Seller Subsidiary Equity Interests from such Seller or any of its Subsidiaries or (iii) other obligations or commitments of such Seller or any of its Subsidiaries to issue or allot such Seller’s Seller Subsidiary Equity Interests. There are no outstanding obligations of such Seller or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of such Seller’s Seller Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any of such Seller’s Seller Subsidiary Equity Interests. No Subsidiary of such Seller has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under applicable Law, which prevent the payment of the foregoing by any Subsidiary of such Seller.

(d) Blocker Parent (i) is a newly formed special purpose vehicle that has held, during and following the Coyote Reorganization, directly or indirectly, through other special purpose vehicles including New Mountain Partners V(AIV-D), L.P. (“NMC AIV”), cash, equity interests in Coyote and its Subsidiaries and any assets that have been distributed by Coyote and such other special purpose vehicles, and, prior to the Coyote Reorganization, has held no assets other than cash, (ii) will have incurred no liabilities or obligations other than Taxes incurred solely in respect of entities in which Blocker Parent directly or indirectly holds an equity interest following and during the Coyote Reorganization or liabilities that are incident to the formation, existence and maintenance of Blocker Parent, and (iii) will not have engaged in any business activities.

(e) NMC Blocker (i) is a special purpose vehicle that has solely held, directly or indirectly, through other special purpose vehicles including NMC AIV, cash, equity interests in Coyote and its Subsidiaries and any assets that have been distributed by Coyote and such other special purpose vehicles to NMC Blocker, (ii) prior to the Contribution, will have incurred no liabilities or obligations other than Taxes incurred solely in respect of equity interests directly or indirectly held by NMC Blocker in Coyote and its Subsidiaries (or such special purpose vehicles mentioned in clause (i) of this Section 4.02(e)), liabilities as set forth on Section 4.02(e) of the Coyote Disclosure Schedule or liabilities that are incident to the formation, existence and maintenance of NMC Blocker, and (iii) will not have engaged in any business activities.

Section 4.03 Authority; Execution and Delivery, Enforceability. Such Seller has all requisite limited partnership power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such Seller of this Agreement and the other Transaction Agreements to which it is, or is specified to be a party, and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action on the part of such Seller, and no other limited partnership action on the part of such Seller is necessary to authorize the execution and delivery of this Agreement or the Transaction Agreements or to consummate the Transactions and the other transactions contemplated hereby. Such Seller has duly executed and delivered this Agreement, and, prior to or as of the Closing, will have duly executed and delivered each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party, and (assuming the due authorization, execution and delivery by the Parties other than such Seller) this Agreement constitutes, and each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

Section 4.04 No Conflicts; Consents; Governmental Authorizations.

(a) Except (x) as set forth in Section 4.04(a) of the Coyote Disclosure Schedule, (y) as may result or be required solely by reason of Roadrunner’s, New Pubco’s or the Merger Subs’ participation in the transactions contemplated hereby or in the other Transaction Agreements or (z) solely with respect to the succeeding clauses (B), (C) and (D), as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution and delivery by such Seller of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by such Seller of the transactions contemplated hereby and thereby, will not (A) contravene, conflict with or result in any violation or breach of any provision of the certificate of formation or limited partnership agreement of such Seller, (B) contravene, conflict with or result in a violation or breach of any applicable Law or Order by which such Seller or any of its assets, properties or Subsidiaries is bound, (C) (i) require any consent or approval under, (ii) result in any breach of or any loss of any benefit under, (iii) constitute a change of control or default (or an event which, with notice or lapse of time or both, would become a default) under, or (iv) give to others any right of termination, vesting, amendment, acceleration or cancellation of any right or obligation under, any Contract or Permit or (D) result in the creation of a Lien (other than a Permitted Lien) on any property or asset of such Seller or any of its Subsidiaries.

(b) Except as set forth in Section 4.04(b) of the Coyote Disclosure Schedule and based on the statements and related information provided by Roadrunner, its Affiliates or their respective Representatives the accuracy of which has not been independently verified or confirmed by Seller or its Representatives, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by such Seller in connection with the due execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby, except for those the failure of which to make or obtain would not, individually or in the aggregate, adversely affect such Seller in any material respect or result in a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby.

Section 4.05 Capital Structure. As of immediately prior to the Contribution, such Seller will own of record and beneficially, and have good and marketable title to, and rightful possession of, all of the limited liability company interests of Blocker Parent (“Blocker Parent LLC Interests”), free and clear of any Liens other than restrictions on transfer arising under applicable federal and state securities Laws. As of immediately prior to the Contribution, there will not be any (i) issued or outstanding equity securities or interests of Blocker Parent other than the Blocker Parent LLC Interests or (ii) options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character to which such Seller, Blocker Parent or any of their respective Subsidiaries is a party or by which such Seller, Blocker Parent or any of their respective Subsidiaries is bound obligating Blocker Parent to issue or sell or transfer any capital stock of, equity interest in, or equity security of, Blocker Parent. As of immediately prior to the Contribution, there will be no outstanding obligations of Blocker Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Blocker Parent or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There will be no statutory or contractual stockholder preemptive or similar rights, rights of first refusal or registration rights with respect to the Blocker Parent LLC Interests. Blocker Parent will have no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind that prevent the payment of the foregoing by Blocker Parent. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of Blocker Parent LLC Interests.

Section 4.06 Brokers and Other Fees. Except as set forth on Section 4.06 of the Coyote Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of such Seller or its Subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other concurrent or similar transaction process. Following payment of all fees, commissions or like payments to any Person listed on Section 4.06 of the Coyote Disclosure Schedule payable as of the Closing, none of New Pubco or any of its Subsidiaries (including, without limitation, Blocker Parent and Coyote) will have any obligation of any kind with respect to the matters or agreements listed on Section 4.06 of the Coyote Disclosure Schedule.

Section 4.07 Investment Representations. Sellers:

(a) agree that they shall acquire the shares of New Pubco Common Stock issued to them pursuant to this Agreement (the “Securities”) for investment and for their own account and not as a nominee or agent for any other Person and with no present intention of distributing or reselling such New Pubco Common Stock or any part thereof in any transactions that would be in violation of the Securities Act or any state securities or “blue-sky” Laws;

(b) understand (i) that the Securities have not been registered for sale under the Securities Act or any state securities or “blue-sky” Laws in reliance upon exemptions therefrom, which exemptions depend upon, among other things, the bona fide nature of the investment intent of Coyote as expressed herein, (ii) that the Securities must be held indefinitely and not sold until such Securities are registered under the Securities Act and any applicable state securities or “blue-sky” Laws, unless an exemption from such registration is available, (iii) that, except as provided in the Registration Rights Agreement, New Pubco is under no obligation to so register the Securities and (iv) that the certificates evidencing any Securities not so registered will be imprinted with a legend in the form set forth in the Registration Rights Agreement;

(c) have had the opportunity to read and review the Roadrunner SEC Reports;

(d) have had an opportunity to ask questions of and has received satisfactory answers from the officers of Roadrunner or New Pubco or Persons acting on behalf of Roadrunner or New Pubco concerning New Pubco and Roadrunner and the terms and conditions of an investment in the Securities;

(e) are aware of Roadrunner’s and New Pubco’s business affairs and financial condition and has acquired sufficient information about New Pubco to reach an informed and knowledgeable decision to acquire the Securities to be issued to Coyote;

(f) understand that an investment in the Securities involves a substantial degree of risk and acknowledges that no representation has been made regarding the future performance of New Pubco or Roadrunner or the future market value of the Securities; and

(g) have such knowledge and experience in financial and business matters, knows of the high degree of risk associated with investments generally, are capable of evaluating the merits and risks of acquiring and holding the Securities, are able to bear the economic risk of an investment therein in the amount contemplated and can afford to suffer a complete loss of their investment in the Securities acquired by Coyote.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ROADRUNNER

Except as set forth in (i) the Roadrunner SEC Reports (but excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein), any disclosure of risks explicitly included in any “forward-looking statements” disclaimer and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature (other than any factual information contained therein)) or (ii) the disclosure schedule delivered by Roadrunner to Coyote prior to the execution of this Agreement (the “Roadrunner Disclosure Schedule”), Roadrunner represents and warrants to Coyote and each Seller as follows:

Section 5.01 Organization. Each of Roadrunner, New Pubco and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. Each of Roadrunner, New Pubco and Merger Sub is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration has not had and would not reasonably be expected to have, individually or in the aggregate, a Roadrunner Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and bylaws, each as amended to date, of Roadrunner, New Pubco and Merger Sub have been made available to Coyote. None of Roadrunner, New Pubco or Merger Sub is in violation of its certificate of incorporation or bylaws.

Section 5.02 New Pubco and Merger Sub.

(a) Since their respective dates of incorporation or formation, as applicable, neither New Pubco nor Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement and any other Transaction Agreement to which it a party, the performance of its obligations hereunder or thereunder and matters ancillary thereto.

(b) At the Effective Time and upon the filing of the New Pubco Charter with the Delaware Secretary of State, (i) the authorized capital stock of New Pubco will consist of 500,000,000 shares of New Pubco Common Stock and 5,000,000 shares of New Pubco Preferred Stock, (ii) the numbers of shares of New Pubco Common Stock (A) issued and outstanding, (B) reserved for issuance in respect of outstanding stock options, restricted stock units or other awards or pursuant to plans of New Pubco under which any outstanding award, grant or other form of compensation issuable in the form of, or based in whole or in part of the value of, New Pubco Common Stock has been conferred on any Person and (C) held by New Pubco in its treasury will be identical to the numbers of shares of Roadrunner Common Stock issued and outstanding, reserved for issuance and held in treasury, respectively, as set forth in clause (i) of the second sentence of Section 5.04(a), and (iii) no shares of New Pubco Preferred Stock shall be issued and outstanding. All of the outstanding shares of New Pubco Common Stock are, and when shares of New Pubco Common Stock are issued in connection with the Merger and the Contribution such shares will be, duly authorized, validly issued, fully paid and non-assessable, and the issuance thereof is not subject to any preemptive or other similar right. From its incorporation until immediately prior to the Effective Time, all of the issued capital stock of New Pubco has been owned and held solely by Roadrunner. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, 1,000 of which have been validly issued, are fully paid and non-assessable and are owned directly by New Pubco free and clear of any Lien other than limitations of restrictions on transfer arising under applicable securities Laws. Assuming the accuracy of the representations made by Coyote in ARTICLE III and the Sellers in ARTICLE IV, the offer and issuance by New Pubco of the New Pubco Common Stock to be issued as the Consideration will be exempt from registration under the Securities Act.

Section 5.03 Subsidiaries.

(a) As of the date of this Agreement, New Pubco, Merger Sub and the entities set forth in Section 5.03(a) of the Roadrunner Disclosure Schedule constitute all of the Subsidiaries of Roadrunner (each, a “Roadrunner Subsidiary”). Each Roadrunner Subsidiary (i) is a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has all requisite power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and (iii) is duly qualified or registered as a foreign corporation, limited partnership or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Roadrunner Material Adverse Effect.

(b) All of the outstanding shares of capital stock, membership interests and/or other similar ownership interests of each Roadrunner Subsidiary (“Roadrunner Subsidiary Equity Interests”) are duly authorized, validly issued and, to the extent applicable, fully paid and non-assessable and are owned, directly or indirectly, by Roadrunner, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock, membership interests and/or other similar ownership interests) other than limitations or restrictions on transfer arising under applicable securities Laws. There are no (i) outstanding securities of any Roadrunner Subsidiary that are convertible into or exchangeable for Roadrunner Subsidiary Equity Interests, (ii) options, warrants, calls, subscriptions, restricted shares, restricted share units, phantom equity, stock appreciation rights, equity-based compensation or other rights or arrangements to acquire any Roadrunner Subsidiary Equity Interests from any Roadrunner Subsidiary or giving to any Person any participation right in the revenue or profits of Roadrunner or requiring any payment based upon the value of any equity security or (iii) other obligations or commitments of any Roadrunner Subsidiary to issue or allot Roadrunner Subsidiary Equity Interests. There are no outstanding obligations of any Roadrunner Subsidiary to repurchase, redeem or otherwise acquire any Roadrunner Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any Roadrunner Subsidiary Equity Interests. No Roadrunner Subsidiary has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under applicable Law or the Roadrunner Existing Credit Facility, which prevent the payment of the foregoing by any Roadrunner Subsidiary.

Section 5.04 Capital Structure.

(a) The authorized capital stock of Roadrunner consists of 500,000,000 shares of Roadrunner Common Stock and 5,000,000 shares of Roadrunner Preferred Stock. As of December 31, 2021 (i) (A) 278,226,242 shares of Roadrunner Common Stock were issued and outstanding (excluding, for the avoidance of doubt, shares held in treasury), (B) 12,875,730 shares of Roadrunner Common Stock were reserved for issuance in respect of outstanding stock options, restricted stock units or other equity awards that have been conferred on any Person (assuming achievement of maximum performance for purposes of performance-based restricted stock units), (C) 11,300,381 shares of Roadrunner Common Stock were available for issuance pursuant to the Roadrunner Equity Incentive Plan, and (D) 20,094,686 shares of Roadrunner Common Stock are held by Roadrunner in its treasury, (ii) no shares of Roadrunner Preferred Stock were issued and outstanding and (iii) other than as set forth in the foregoing clauses (i) and (ii) and issuances after December 31, 2021 in respect of, or pursuant to, the stock options or restricted stock units, awards or plans described in item (B) of the foregoing clause (i), no other shares of capital stock of Roadrunner are issued or outstanding. All outstanding shares of Roadrunner Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights and were issued in compliance with applicable securities Laws. The information provided by Roadrunner to Coyote with respect to the exercise price of outstanding stock options was accurate in all material respects as of December 31, 2021.

(b) Except (i) for this Agreement, (ii) for agreements entered into and securities and other instruments issued after the date hereof in compliance with Section 6.02 or pursuant to any Roadrunner Benefit Plans, (iii) as set forth in Section 5.04(a) or (iv) as set forth in Section 5.04(b) of the Roadrunner Disclosure Schedule, (A) there are no options, warrants, convertible securities, stock appreciation rights, phantom stock or other securities, rights, agreements, arrangements or commitments of any character obligating Roadrunner to issue, sell or transfer any shares of capital stock or any other equity interest or voting security of or in Roadrunner or any of its Subsidiaries or, to the Knowledge of Roadrunner, relating to the capital stock or any other equity interest or voting security of or in Roadrunner or any of its Subsidiaries and (B) there are no outstanding contractual obligations or other arrangements or commitments of Roadrunner to issue, grant, extend or enter into, or make any payments based on the price or value of, or pay any dividends in respect of, any Roadrunner capital stock or any such options, warrants, convertible securities, stock appreciation rights, phantom stock or other securities, rights, agreements, arrangements or commitments referred to in the foregoing clause (A) or to repurchase, redeem or otherwise acquire any capital stock of Roadrunner or its Subsidiaries or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person (which is not a Roadrunner Subsidiary).

Section 5.05 Authority; Execution and Delivery; Enforceability.

(a) Each of Roadrunner, New Pubco and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby, subject to obtaining the approval of the issuance of New Pubco Common Stock comprising the Consideration (the “Stock Issuance”) by the holders of a majority of the shares of Roadrunner Common Stock represented in person or by proxy at a meeting duly called and held for such purpose (the “Requisite Vote”). The execution and delivery by each of Roadrunner, New Pubco and Merger Sub of this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party, and the consummation by Roadrunner, New Pubco and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of each of Roadrunner, New Pubco and Merger Sub. Each of Roadrunner, New Pubco and Merger Sub has duly executed and delivered this Agreement and, prior to or as of the Closing, will have duly executed and delivered each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party, and (assuming the due authorization, execution and delivery by the parties other than Roadrunner, New Pubco and Merger Sub) this Agreement constitutes, and each other agreement and instrument contemplated hereby to which Roadrunner, New Pubco and Merger Sub is, or is specified to be, a party will after the Closing constitute, the legal, valid and binding obligation of Roadrunner, New Pubco and Merger Sub, as applicable, enforceable against each of Roadrunner, New Pubco and Merger Sub in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at Law or in equity. The shares of New Pubco Common Stock comprising the Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no stockholder of Roadrunner or New Pubco will have any preemptive right of subscription or purchase in respect thereof (except for any such rights that have been waived by the applicable stockholder). As of the date of this Agreement, the Board of Directors of Roadrunner has (x) (i) unanimously determined that the Transactions are fair to, and in the best interests of, Roadrunner and its stockholders, (ii) approved the Transactions, including the Stock Issuance, (iii) approved and declared advisable this Agreement and (iv) resolved to recommend the Stock Issuance to the holders of shares of Roadrunner Common Stock (the “Recommendation”), and directed that the Stock Issuance be submitted to the holders of shares of Roadrunner Common Stock for their approval.

(b) The Board of Directors of New Pubco unanimously adopted resolutions rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Sellers and their Affiliates (including New Mountain Capital, L.L.C. and its Affiliates) which resolutions have not been, and will not be, rescinded, modified or withdrawn in any way.

Section 5.06 No Conflicts; Consents; Governmental Authorizations.

(a) Except (x) as set forth in Section 5.06(a) of the Roadrunner Disclosure Schedule, (y) as may result or be required solely by reason of Coyote’s or either Seller’s participation in the transactions contemplated hereby or in the other Transaction Agreements or (z) solely with respect to the succeeding clauses (B), (C) and (D), as would not have or reasonably be expected to have, individually or in the aggregate, a Roadrunner Material Adverse Effect, the execution and delivery by each of Roadrunner, New Pubco and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by each of Roadrunner, New Pubco and Merger Sub of the transactions contemplated hereby and thereby, will not (A) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of such entity, (B) contravene, conflict with or result in a violation or breach of any applicable Law or Order by which such entity or any of its assets, properties or Subsidiaries is bound, (C) (i) require any consent, approval or notice under, (ii) result in any breach of or any loss of any benefit or right under, (iii) constitute a change of control, breach or default (or an event which, with notice or lapse of time or both, would become a breach or default) under, or (iv) give to others any right of termination, vesting, amendment, acceleration or cancellation of any right or obligation under, any Contract or Permit or (D) result in the creation of a Lien (other than a Permitted Lien) on any property or asset of such entity or its Subsidiaries.

(b) Except as set forth in Section 5.06(b) of the Roadrunner Disclosure Schedule and based on the statements and related information provided by Coyote, the Sellers or their respective Affiliates or Representatives the accuracy of which has not been independently verified or confirmed by Roadrunner or its Representatives, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by Roadrunner, New Pubco or Merger Sub in connection with the due execution, delivery and performance by Roadrunner, New Pubco or Merger Sub of this Agreement and the consummation by Roadrunner, New Pubco and Merger Sub of the transactions contemplated hereby, except for those the failure of which to make or obtain would not, individually or in the aggregate, adversely affect Roadrunner, New Pubco and Merger Sub in any material respect or result in a material adverse effect on Roadrunner’s, New Pubco’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

Section 5.07 Litigation. Except as set forth in Section 5.07 of the Roadrunner Disclosure Schedule, there is no Proceeding pending or, to Roadrunner’s Knowledge, threatened, by, against, or affecting Roadrunner or its Subsidiaries or any of their respective properties or assets or, to Roadrunner’s Knowledge, any manager, director or officer of Roadrunner or any of its Subsidiaries in such Person’s capacity as such, for which the maximum amount claimed or in controversy exceeds $500,000 or that otherwise, individually or in the aggregate, has had or would reasonably be expected to be material to Roadrunner and its Subsidiaries, taken as a whole, nor is there any judgment outstanding against Roadrunner or its Subsidiaries that has had or would reasonably be expected to be material to Roadrunner and its Subsidiaries, taken as a whole. None of Roadrunner or its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Authority or judgment of an arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to be, individually or in the aggregate, material to Roadrunner and its Subsidiaries, taken as a whole. To Roadrunner’s Knowledge, there are no inquiries or investigations by any Governmental Authority or internal investigations pending or, to Roadrunner’s Knowledge, threatened against Roadrunner or its Subsidiaries, in each case regarding any accounting practices of Roadrunner or its Subsidiaries or any malfeasance by any officer, member, manager, employee or director of Roadrunner or its Subsidiaries.

Section 5.08 SEC Filings.

(a) Since January 1, 2020, Roadrunner has timely filed and furnished all forms, reports, statements, certifications, schedules, documents (including all exhibits and other information incorporated therein and amendments and supplements thereto) required to be filed or furnished by it with or to the SEC, including all audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Roadrunner and its Subsidiaries on Form 10-K and unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Roadrunner and its Subsidiaries on Form 10-Q, all of which have complied, as to form, as of their respective filing dates (or, if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment, and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and, in each case, the rules and regulations of the SEC promulgated thereunder, were prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Roadrunner and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments, the absence of complete footnotes and to any other adjustments described therein, including any notes thereto, or with respect to pro-forma financial information, subject to the qualifications stated therein). None of the Roadrunner SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of Roadrunner has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Roadrunner SEC Report. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff. To the Knowledge of Roadrunner, none of the Roadrunner SEC Reports is the subject of ongoing SEC review or outstanding SEC comment or investigation. As of the date hereof, none of Roadrunner’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) Absence of Undisclosed Liabilities. Except for (a) those liabilities that are appropriately reflected or reserved for on the face of the financial statements included in the Roadrunner SEC Reports, (b) liabilities incurred in the ordinary course of business consistent with past practice (none of which resulted from a breach of contract, tort, infringement or violation of, or liability under, any Law or any Proceeding), (c) liabilities incurred pursuant to the transactions contemplated by, or expressly permitted by, this Agreement and the other

Transaction Agreements and (d) liabilities that, individually or in the aggregate, would not reasonably be expected to be material to Roadrunner and its Subsidiaries (taken as a whole), none of Roadrunner or its Subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). Roadrunner and its Subsidiaries do not maintain any “off-balance sheet arrangement” as defined in item 303(a)(4)(ii) of Regulation S-K promulgated under the Exchange Act.

Section 5.09 Absence of Certain Changes or Events. Except as set forth on Section 5.09 of the Roadrunner Disclosure Schedule (or reflected on other sections of the Roadrunner Disclosure Schedule as having occurred after such date), since September 30, 2021 (a) Roadrunner and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, (b) there has not been any event, change or development that, individually or in the aggregate, has resulted in or would reasonably be expected to result in, a Roadrunner Material Adverse Effect, and (c) there has not been any action, authorization, commitment or agreement by any Coyote Entity that, if taken or made after the date hereof, would be prohibited by the second sentence of Section 6.02.

Section 5.10 Taxes.

(a) Each of New Pubco, Merger Sub, Roadrunner and the Roadrunner Subsidiaries (the “Roadrunner Entities” and each a “Roadrunner Entity”) (i) has duly and timely filed, or has caused to be duly and timely filed, all material Tax Returns required to be filed by them (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all material respects; (ii) has paid all material amounts of Taxes that are required to be paid (whether or not shown on any Tax Return) including those that any Roadrunner Entity was obligated to deduct or withhold from amounts owing to any employee, creditor or other third party, except, in either case, with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Roadrunner Entities’ financial statements in accordance with GAAP; and (iii) except in the ordinary course of business, has not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment ordeficiency where such waiver or extension is currently in effect (in each case other than pursuant to automatic extensions to file Tax Returns).

(b) There are no material audits, examinations, investigations, deficiencies, claims or other Proceedings in respect of Taxes or Tax matters of the Roadrunner Entities pending or, to Roadrunner’s Knowledge, threatened in writing, in each case, that have not been fully resolved, and no Roadrunner Entity has received any notice of deficiency or proposed adjustment or assessment from any Governmental Authority with respect to a material amount of Taxes that has not been resolved.

(c) There are no Liens with respect to material amounts of Taxes on any of the assets or properties of any Roadrunner Entity, other than Permitted Liens described in clause (a) of the definition thereof.

(d) No Roadrunner Entity has received notice in writing of any claim made by any Governmental Authority in a jurisdiction where it does not file Tax Returns that such Roadrunner Entity is or may be subject to material taxation by that jurisdiction that has not been resolved.

(e) No Roadrunner Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(f) No Roadrunner Entity has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(g) No Roadrunner Entity (i) has been a member of an affiliated, combined, consolidated, unitary or similar group (including under Code Section 1504(a)) for income Tax purposes (other than a group the common parent of which was a Roadrunner Entity), (ii) has any material liability for Taxes of any Person (other than another Roadrunner Entity) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or non-U.S. Law), as a transferee or successor or by operation of Law or (iii) is a party to, bound by, or has any material liability under any Tax sharing, allocation or indemnification agreement or similar arrangement pursuant to which it will have any obligation to make any payments after the Closing, in each case, other than any Contract the principal purpose of which does not relate to Tax matters.

(h) The classification for U.S. federal income Tax purposes of each Roadrunner Entity is listed on Section 5.10(h) of the Roadrunner Disclosure Schedules and no election is outstanding to change such classification.

(i) The Roadrunner Entities have properly collected and remitted, or reserved for on the Roadrunner SEC Reports in accordance with GAAP, all material amounts of sales, use, value added and similar Taxes with respect to sales or leases made or services provided to their customers.

(j) No Roadrunner Entity (or any of their owners) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date and made prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of any federal, state, provincial, local, or non U.S. Tax Law) executed on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or deferred revenue accrued on or prior to the Closing Date, in each case, outside of the ordinary course of business or (v) installment sale or open transaction disposition made on or prior to the Closing Date, in each case, outside of the ordinary course of business. No election under Section 965(h) of the Code has been made with respect to any Roadrunner Entity.

(k) No Roadrunner Entity has a request for a private letter ruling, administrative relief, a technical advice, a material change of any method of accounting or other request pending with any Governmental Authority relating to a material amount of Taxes.

(l) No Roadrunner Entity has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act, other than the approximate $11 million dollars that is accrued as a liability in Roadrunner’s general ledger, (ii) otherwise deferred any Taxes (including the employee portion of any payroll Taxes) or changed any material Tax practice or filed an amended Tax Return under, or in response to, a COVID-19 Measure, or (iii) claimed any Tax credits under any COVID-19 Measure, other than the Employee Retention Credit that was properly claimed in 2020. Any incurrence and forgiveness or discharge of any “Paycheck Protection Program” Loan by a Roadrunner Entity satisfied all the requirements of the CARES Act.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including this Section 5.10) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, limitations on, or availability after the Closing Date of any Tax attribute (including, except as pertaining to Section 5.10(j)(i) and Section 5.10(j)(ii), methods of accounting) of the Roadrunner Entities; provided that for the avoidance of doubt this exclusion shall not apply to any Taxes paid or payable by or with respect to the Roadrunner Entities for any Pre-Closing Tax Period.

Section 5.11 Tax Qualification. Neither Roadrunner nor any of the Roadrunner Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 5.12 Roadrunner Benefit Plans.

(a) Neither Roadrunner nor any Roadrunner Subsidiary sponsors, maintains, contributes to or has any obligation to contribute to, or has any liability with respect to (including on account of any ERISA Affiliate): a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA); a “multiple employer plan” described in Section 413(c) of the Code; a “multiple employer welfare arrangement” described in Section 3(40) of ERISA; or an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Code. No Roadrunner Benefit Plan provides nor does Roadrunner nor any Roadrunner Subsidiary have a current or contingent obligation to provide post-employment welfare benefits, except as may be required by COBRA, the R1 RCM Inc. Severance Plan, as amended or other applicable Law.

(b) Each Roadrunner Benefit Plan has been funded, administered and maintained, in form and operation, in all material respects in accordance with its terms and in all material respects in compliance with applicable Laws, including ERISA and the Code. Each Roadrunner Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS (or, with respect to any Roadrunner Benefit Plan that is a qualified “pre-approved” plan, the sponsor of such pre-approved plan has received an opinion letter or advisory letter from the IRS), and nothing has occurred since the issuance of such letters for any Roadrunner Benefit Plan that would reasonably be expected to cause the revocation of qualification under the Code of any such plans. Each Roadrunner Benefit Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(c) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement and the other Transaction Agreements will not (i) as of the date of this Agreement, entitle any Roadrunner Employee to any additional compensation, including severance pay, unemployment compensation or any other payment; (ii) as of the date of this Agreement, result in any payment becoming due, or increase the amount of any compensation due, to any Roadrunner Employee; (iii) accelerate the time of payment or vesting of any benefits to any Roadrunner Employee; (iv) result in payment of any amount or provision of any benefit that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment” under Section 280G(b)(1) or 4999 of the Code; or (v) trigger or impose any restriction or imposition on the rights of Roadrunner nor any Roadrunner Subsidiary to amend or terminate any Roadrunner Benefit Plan.

Section 5.13 Labor Relationships.

(a) Neither Roadrunner nor any Roadrunner Subsidiary is a party to, or bound by, any CBA. There is no, and for the past three (3) years there has been no, (i)unfair labor practice charge, material labor dispute, material labor grievance, or material labor arbitration proceeding pending or, to Roadrunner’s Knowledge, threatened against Roadrunner or any Roadrunner Subsidiary, or (ii) lockouts, strikes, material work slowdowns, work stoppages, picketing, or, to Roadrunner’s Knowledge, threats thereof against or affecting Roadrunner or any Roadrunner Subsidiary, or by or with respect to their employees. No current employee of Roadrunner or any Roadrunner Subsidiary is represented by a labor organization, works council, trade union, or other labor organization with respect to their employment with either Roadrunner or any Roadrunner Subsidiary and, to Roadrunner’s Knowledge, there is no, and for the past three (3) years there has been no, Union organizing activity, Union election petition, Union card signing, or other Union organizing activity of or by any Union directed at, against, or affecting Roadrunner or any Roadrunner Subsidiary with respect to any Roadrunner Employees (in their capacity as such).

(b) There has been no “mass layoff” or “plant closing” as defined by the WARN Act in respect of Roadrunner or any Roadrunner Subsidiary in the past three (3) years.

(c) To Roadrunner’s Knowledge, no Roadrunner Employee with annualized base compensation at or above $300,000 is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, or other restrictive covenant obligation (i) owed to Roadrunner or any Roadrunner Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by Roadrunner or any Roadrunner Subsidiary.

(d) To Roadrunner’s Knowledge, no current Roadrunner Employee with annualized base compensation at or above $300,000 has given notice of his or her intent to terminate his or her employment prior to the one year anniversary of the Closing.

(e) To Roadrunner’s Knowledge, there are, and for the past three (3) years there have been, no pending allegations of sexual harassment, sexual misconduct, or sex-based discrimination against any officers, directors, or senior executives of Roadrunner or any Roadrunner Subsidiary.

Section 5.14 Compliance with Applicable Laws.

(a) During the past three (3) years (i) Roadrunner and the Roadrunner Subsidiaries have been in material compliance with all applicable Laws relating to the operation and conduct of their businesses or any of their properties or facilities; and (ii) neither Roadrunner nor any of the Roadrunner Subsidiaries has received (x) written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and the Roadrunner Subsidiaries, taken as a whole, (y) to Roadrunner’s Knowledge, non-written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and the Roadrunner Subsidiaries, taken as a whole, or (z) written notice of an obligation on the part of Roadrunner or any of the Roadrunner Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and the Roadrunner Subsidiaries, taken as a whole.

(b) No event has occurred during the past three (3) years, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in (x) a material violation by Roadrunner or any of the Roadrunner Subsidiaries of, or a failure on the part of Roadrunner or any of the Roadrunner Subsidiaries to comply, in all material respects, with any applicable Law relating to the operation and conduct of their businesses or any of their properties or facilities or (y) any obligation on the part of Roadrunner or any of the Roadrunner Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action, in the case of (y), that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and its Subsidiaries, taken as a whole.

(c) Without limiting the foregoing, during the preceding three (3) years, to Roadrunner’s Knowledge, neither Roadrunner nor any of the Roadrunner Subsidiaries has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, and 1396b, 31 U.S.C. § 3729-3733, and the federal TRICARE statute (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, including, without limitation, the following:

(i) knowingly and willfully making or causing to be made a false statement or representation of a fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made any false statement or representation of a fact for use in determining rights to any benefit or payment; and

(iii) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration:

(A) in return for referring an individual for the furnishing or arranging for the furnishing of any item or service for which payment might be made in whole or in part by any Federal Health Care Program, or

(B) in return for purchasing, leasing, or ordering or arrangement for or recommending, purchasing, leasing, or ordering any good, facility, service or item for which payment might be made in whole or in part by any Federal Health Care Program.

Section 5.15 Licenses and Permits. Roadrunner and the Roadrunner Subsidiaries hold all material Permits that are necessary for Roadrunner and the Roadrunner Subsidiaries to own, lease and operate their respective properties or to conduct their businesses as presently conducted. All of such material Permits are in full force and effect and will remain in full force and effect immediately following the Closing. Roadrunner and each of the Roadrunner Subsidiaries is in compliance with the terms of all such material Permits in all material respects. Roadrunner and the Roadrunner Subsidiaries have not received written notice that any such material Permit has been, will be or may be revoked, cancelled, suspended or materially adversely modified, or will not be renewed, and no Proceeding is pending or, to Roadrunner’s Knowledge, threatened against Roadrunner or the Roadrunner Subsidiaries with respect to the revocation, cancellation, suspension or materially adverse modification of any such material Permit.

Section 5.16 Financing.

(a) Roadrunner has delivered to Coyote a true, complete and correct copy of the fully executed commitment letter dated as of the date hereof from Barclays Bank plc and JPMorgan Chase Bank, N.A. (collectively, the “Lenders”) to Roadrunner (such commitment letter together with all exhibits, schedules and annexes thereto, and any fee letters (each a “Fee Letter”) related thereto (redacted for fee amounts, pricing, “market flex” provisions and other economic terms in a manner customary for transactions of this type, none of which could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing), as amended, restated, amended and restated, supplemented or otherwise modified from time to time as permitted hereunder, and together with any executed Alternate Financing Commitment for Alternate Financing, in each case, to the extent permitted by Section 7.13(f), the “Financing Commitment”), pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided the debt financing in the amounts set forth therein (the “Financing”) related thereto. Roadrunner has paid any and all commitment fees or other fees that are required to be paid on or prior to the date of this Agreement pursuant to the terms of the Financing Commitment, and, as of the date of this Agreement, the Financing Commitment is in full force and effect and is the legal, valid, binding and enforceable obligations of Roadrunner and, to the Knowledge of Roadrunner, each of the other parties thereto, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at Law or in equity. As of the date of this Agreement, Roadrunner is not and, to the Knowledge of Roadrunner, no other party to the Financing Commitment is, in breach of, or default under, the Financing Commitment, and no event has occurred or circumstances exist as of the date of this Agreement which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. There are no side letters or other agreements, contracts or arrangements (except for each Fee Letter, none of the redacted provisions of which will impact the availability of the Financing) relating to the funding of the full amount of the Financing other than as expressly set forth in or contemplated by the Financing Commitment. Roadrunner has no Knowledge of any facts or circumstances that, assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02 are reasonably likely to result in (A) any of the conditions set forth in the Financing Commitment not being satisfied or (B) Financing in an amount sufficient together with available cash on hand to pay the Required Amount not being made available at or prior to the Effective Time.

(b) Assuming (i) the funding of the full amount of the Financing in accordance with and subject to the satisfaction of the conditions set forth in the Financing Commitment, and (ii) satisfaction of the conditions set forth in Section 8.01 and Section 8.02 the proceeds of the Financing, together with Roadrunner’s cash on hand, will be sufficient to enable New Pubco and Roadrunner to perform all of its payment obligations under this Agreement, to pay any fees and expenses of or payable by Roadrunner on the Closing Date, and to repay all outstanding amounts under the Coyote Existing Debt, including all principal amounts plus accrued and unpaid interest thereon, premiums and fees and expenses relating thereto (collectively, the “Required Amount”).

(c) Notwithstanding anything elsewhere in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Financing Commitment) by or to Roadrunner or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Roadrunner hereunder.

(d) There are no conditions precedent to the obligations of the Lenders to provide the Financing other than the conditions precedent expressly set forth in the Financing Commitment. The Financing Commitment has not been amended or modified in any manner that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing to be less than the Required Amount.

Section 5.17 Brokers and Other Fees. Except as set forth on Section 5.17 of the Roadrunner Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of Roadrunner, New Pubco or their respective Subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other concurrent or similar transaction process. Following payment of all fees, commissions or like payments to any Person listed on Section 5.17of the Roadrunner Disclosure Schedule payable as of the Closing, none of New Pubco or any of its Subsidiaries (including, without limitation, Roadrunner) will have any obligation of any kind with respect to the matters or agreements listed on Section  5.17 of the Roadrunner Disclosure Schedule.

Section 5.18 Information Supplied. None of the information supplied by the Roadrunner Entities for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, including any prospectus contained therein and including any information incorporated by reference therein, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of Roadrunner or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.19 Rule 16b-3 Exemption. Prior to the Effective Time, each of Roadrunner and New Pubco will have (a) taken all such steps as is reasonably necessary to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act (the “Rule 16b-3 Exemption”) any acquisitions of shares of Roadrunner Common Stock or New Pubco Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each Person that may be deemed to be a “director by deputization” that may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New Pubco immediately after the Effective Time so long as such exemption is not prohibited by Law, and (b) adopted resolutions of its respective board of directors approving the Rule 16b-3 Exemption, which such resolutions shall not have been amended, changed or revoked.

Section 5.20 No Additional Representations.

(a) Roadrunner acknowledges and agrees that, (i) except for the representations and warranties expressly made by Coyote in ARTICLE III and the Sellers in ARTICLE IV and in any certificate delivered by or on behalf of any Coyote Entity hereunder, none of the Coyote Entities or any other Person makes any express or implied representation or warranty, at law or in equity, with respect to any matter, including with respect to the Coyote Entities or any of their respective businesses, assets, liabilities, operations, conditions or prospects and including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, (ii) no Person has been authorized by any of the Coyote Entities to make any representation or warranty on its behalf and any such purported representation or warranty cannot be relied upon in any manner, (iii) none of the Coyote Entities or any other Person has made, in ARTICLE III, in ARTICLE IV, in any certificate delivered hereunder or otherwise, any express or implied representation or warranty, at law or in equity, as to the prospects or profitability of the business of the Coyote Entities to Roadrunner or any of its Subsidiaries or any of their respective Affiliates or representatives, or with respect to any forecasts, projections or business plans prepared by or on behalf of the Coyote Entities and made available to Roadrunner or any of its Affiliates or any of their respective representatives in connection with Roadrunner review of the business of the Coyote Entities and the negotiation and execution of this Agreement and (iv) none of the Coyote Entities or any other Person will have, or be subject to, any liability or other obligation to Roadrunner or any of its Affiliates or any of their respective representatives or to any other Person resulting from such Person’s use, or the use by any of its Affiliates or representatives, of any information, including information, documents, projections, forecasts or other materials made available to such Person in any virtual data room, confidential information memorandum, management presentation or offering materials, or in connection with any site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, the Coyote Entities, or any of Roadrunner potential financing sources in connection with Roadrunner’s financing activities with respect to the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in ARTICLE III or in ARTICLE IV, in any certificate delivered by or on behalf of any Coyote Entity hereunder, or as and to the extent required by this Agreement to be set forth in the Coyote Disclosure Schedule.

(b) Except for the representations and warranties made by Roadrunner in this ARTICLE V or in any certificate delivered by or on behalf of Roadrunner hereunder, neither Roadrunner nor any other Person makes, and each other Party hereby agrees that it is not relying on and has not relied upon, any express or implied representation or warranty (including as to the accuracy or completeness of any such representation or warranty) with respect to Roadrunner, the Roadrunner Subsidiaries, New Pubco or Merger Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Roadrunner hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Roadrunner nor any other Person makes or has made any representation or warranty to any Coyote Entity or any of their respective Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Roadrunner, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Roadrunner in this ARTICLE V, any oral or written information presented to Coyote, the Sellers or any of their respective Affiliates or representatives in the course of their due diligence investigation of Roadrunner, the negotiation of this Agreement, the other Transaction Agreements or in the course of the transactions contemplated hereby.

ARTICLE VI

CERTAIN PRE-CLOSING COVENANTS

Section 6.01 Conduct of the Business of Coyote. Except for matters expressly contemplated by this Agreement (including the Coyote Reorganization (as amended in accordance with the terms of this Agreement)) and the other Transaction Agreements, as set forth on Section 6.01 of the Coyote Disclosure Schedule, reasonable actions taken in response to COVID-19 Measures or as required by applicable Law, unless Roadrunner otherwise agrees in writing, from the date of this Agreement to the Closing or the earlier termination of this Agreement inaccordance with Section 9.01, the Coyote Entities shall conduct their business in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to (a) preserve intact their corporate existence and current business organization, (b) preserve the goodwill and present business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them, (c) keep reasonably available the services of their current officers, directors, managers, employees and consultants and (d) except in connection with entering into any voluntary disclosure agreement or similar agreement with respect to any matter that is set forth in Section 3.13(a) of the Coyote Disclosure Schedules (solely to the extent such agreements concern amounts not in excess of $1,000,000 in the aggregate) (provided that Coyote shall consult with Roadrunner in good faith prior to submitting or entering into any voluntary disclosure agreement), timely file all material Tax Returns (taking into account extensions) and pay all material amounts of Taxes as such Taxes become due and payable other than Taxes that are being contested in good faith and for which adequate reserve has been established on the Coyote Financial Statements in accordance with GAAP, in each case, to the extent consistent with the past practices of the Coyote Entities. In addition, and without limiting the generality of the foregoing, except for matters permitted or expressly contemplated by this Agreement (including the Coyote Reorganization (as amended in accordance with the terms of this Agreement)) and the other Transaction Agreements, set forth on Section 6.01 of the Coyote Disclosure Schedule or required by applicable Law, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, no Coyote Entity shall (directly or indirectly) do any of the following without the prior written consent of Roadrunner (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) authorize any amendments to its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited partnership agreement or other organizational document;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock or equity interests or enter into any agreement with respect to the voting of its capital stock or equity interests (other than (x) dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Coyote to its parent and (y) Tax distributions pursuant to Coyote’s limited liability company agreement prior to the Adjustment Time), (B) split, combine or reclassify any of its capital stock or equity interests, (C) issue, sell, pledge, dispose of, encumber or transfer any other securities in respect of, in lieu of or in substitution for, any of its capital stock or equity interests or authorize any of the foregoing or (D) purchase, redeem or otherwise acquire or issue or sell any of its capital stock or equity interests or any other securities thereof or any rights, options, warrants or calls to acquire or sell any such shares or other securities (in each case, other than repurchases or redemptions of equity interests as set forth on Section 11.01(b) of the Coyote Disclosure Schedule);

(iii) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing an equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets having a value in excess of $500,000, except for purchases of inventory in the ordinary course of business consistent with past practice;

(iv) except as required by the terms of any Coyote Benefit Plan set forth on Section 3.16(a) of the Coyote Disclosure Schedule as in effect on the date hereof, as required by applicable Law, or as set forth on Section 6.01(iv) of the Coyote Disclosure Schedule or in connection with Coyote’s annual merit and promotion process in the ordinary course consistent with past practice: (A) grant to any Coyote Employee any increase in compensation or benefits, other than increases in the ordinarycourse of business with respect to employees whose annual base compensation does not exceed $300,000;

provided that any increase in excess of 5% for any Coyote Employee shall require Roadrunner’s consent, (B) grant to any Coyote Employee any increase in severance or termination pay, other than in the ordinary course of business with respect to employees whose annual base compensation does not exceed $300,000; provided that any increase in excess of 5% for any Coyote Employee shall require Roadrunner’s consent, (C) enter into, modify or amend any employment, consulting, indemnification, severance or termination agreement, or a waiver of any terms thereof, with any Coyote Employee earning annual base compensation in excess of $300,000, (D) establish, adopt, enter into or amend any material Coyote Benefit Plan (or a plan or arrangement that would constitute a material Coyote Benefit Plan if it were in existence on the date hereof) or (E) take any action to accelerate any rights or benefits under any Coyote Benefit Plan;

(v) amend any material Tax Return, change or revoke (or make other than in the ordinary course of business) any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability (except in connection with entering into any voluntary disclosure agreement or similar agreement with respect to any matter that is set forth in Section 3.13(a) of the Coyote Disclosure Schedules (solely to the extent such agreements concern amounts not in excess of $1,000,000 in the aggregate)), defer any material Taxes pursuant to a COVID-19 Measure, surrender any claim for a refund of material Taxes, agree to any extension or waiver of a statute of limitations applicable to any material Tax claim or assessment other than in the ordinary course of business, or except insofar as required by applicable Law or due to a change in GAAP, make any material change in accounting methods, principles or practices;

(vi)(A) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than a Permitted Lien) or otherwise dispose of any of its material properties or other material assets or any interests therein, except for (x) sales of inventory in the ordinary course of business consistent with past practice and (y) non-exclusive licenses of Intellectual Property granted to customers in the ordinary course of business, or (B) enter into, modify or amend in a material respect any lease of material property, other than in the ordinary course of business consistent with past practice, or enter in any sublease or assignment thereof;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person, in each case, other than between any of Coyote and its wholly owned Subsidiaries;

(viii) enter into, modify, amend, accelerate or terminate any Material Contract, other than in the ordinary course of business consistent with past practice;

(ix) (A) pay, discharge or satisfy any material debt, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Coyote 2021 Interim Financial Statements or incurred in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any exclusivity, confidentiality or similar agreement benefiting any Coyote Entity;

(x) allow any material Permit to lapse or terminate;

(xi) implement any employee layoffs, plant closings, reductions in force, furloughs, material salary or wage reductions, work schedule changes, or other similar actions that would, in each case, trigger notice obligations or liability under the WARN Act;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution or reorganization;

(xiii) institute, settle, or agree to settle any Proceeding that would result in liability to any Coyote Entity in excess of $500,000 individually or $1,000,000 in the aggregate, or impose any material restrictions on a Coyote Entity following the Closing;

(xiv) agree to any exclusivity, standstill or non-competition provision or covenant binding on any Coyote Entity, other than any Contract with a customer entered into in the ordinary course of business consistent with past practice;

(xv) grant, permit or allow a Lien (other than a Permitted Lien or a Lien that will be discharged at Closing) on any of its assets;

(xvi) make (or fail to make) capital expenditures other than in accordance with the capital expenditure forecast provided to Roadrunner;

(xvii) incur any additional indebtedness for borrowed money, other than borrowing under existing lines of credit in the ordinary course of business;

(xviii) (A) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (B) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; or (C) make any material changes to cash management policies;

(xix) enter into any Contract, agreement, or internal or corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) or take any other action (or fail to take any other action) that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment;

(xx) unless required by Law or Contract, (i) negotiate, modify, extend, or enter into any CBA or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of any Coyote Entity as the bargaining representative for any employees of any Coyote Entity;

(xxi) hire, engage, or terminate (without cause) any current Coyote Employee with annual base compensation in excess of $300,000;

(xxii) apply for or receive any relief under (i) the CARES Act or any other applicable Law or governmental program designed to provide relief related to COVID-19 or (ii) any Payroll Tax Executive Order;

(xxiii) change its present accounting methods or principles in any material respect, except as required by applicable Law or GAAP;

(xxiv) expressly waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Coyote Employee;

(xxv) from the Adjustment Time until the Closing, use Cash to pay any Coyote Transaction Expenses or pay or repay any Indebtedness of Coyote; or

(xxvi) authorize any of, or commit or agree to take any of, or enter into any Contract to do any of the foregoing actions.

Coyote shall consult with Roadrunner in good faith prior to committing to, or agreeing to take, the actions permitted by provisos (A), (B) and (C) of clause (iv) above.

Section 6.02 Conduct of the Business of Roadrunner. Except for matters expressly contemplated by this Agreement and the other Transaction Agreements, as set forth on Section 6.02 of the Roadrunner Disclosure Schedule, reasonable actions taken in response to COVID-19 Measures or as required by applicable Law, unless Coyote otherwise agrees in writing, from the date of this Agreement to the Closing or the earlier termination of this Agreement in accordance with Section 9.01, Roadrunner shall conduct its business, and shall cause the Roadrunner Subsidiaries to conduct their respective businesses, in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to (a) preserve intact its and their respective corporate existence and current business organization, (b) keep reasonably available the services of its current officers and employees, (c) preserve the business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them and (d)timely file all material Tax Returns (taking into account extensions) and pay all material amounts of Taxes as such Taxes become due and payable other than Taxes that are being contested in good faith and for which adequate reserve has been established on the Roadrunner Entities’ SEC Reports in accordance with GAAP, in each case, to the extent consistent with the past practices of the Roadrunner Entities. In addition, and without limiting the generality of the foregoing, except for matters permitted or expressly contemplated by this Agreement and the other Transaction Agreements, set forth on Section 6.02 of the Roadrunner Disclosure Schedule or required by applicable Law, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, Roadrunner shall not, and shall cause each of the Roadrunner Subsidiaries not to (directly or indirectly) do any of the following without the prior written consent of Coyote (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) except as expressly contemplated by this Agreement and the other Transaction Agreements, authorize any amendments to its certificate of incorporation, bylaws or other organizational documents in a manner that would reasonably be expected to prevent, delay or impede the consummation of the Transactions;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of its capital stock or equity interests or enter into any agreement with respect to the voting of its capital stock or equity interests (other than dividends or distributions paid by a direct or indirect wholly owned Roadrunner Subsidiary to its parent); (ii) split, combine or reclassify any of its capital stock or equity interests; (iii) issue, sell or transfer any shares of capital stock (including, for the avoidance of doubt, shares of Roadrunner Common Stock or New Pubco Common Stock), securities convertible into, or exercisable or exchangeable for, any shares of capital stock (including, for the avoidance of doubt, shares of Roadrunner Common Stock or New Pubco Common Stock, but excluding the issuance of any shares pursuant to the conversion or exercise of any securities outstanding as of the date hereof), or securities the value of which is based on any of the foregoing, in each case for non-cash consideration less than the fair market value of the shares or other securities to be issued or for cash consideration per share in an amount less than the then-current trading price of such shares as of the date of the applicable agreement relating to or consummation of the issuance, sale or transfer (or, in the case of other securities, the fair market value determined by reference thereto); (iv) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock or equity interests or (v) purchase, redeem or otherwise acquire any of its capital stock or equity interests or any other securities thereof or any rights, options, warrants or calls to acquire any such equity interests or other securities;

(c) amend any material Tax Return, change or revoke (or make other than in the ordinary course of business) any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, defer any material Taxes pursuant to a COVID-19 Measure, surrender any claim for a refund of material Taxes, agree to any extension or waiver of a statute of limitations applicable to any material Tax claim or assessment other than in the ordinary course of business or except insofar as may be required by applicable Law or due to a change in GAAP, make any material change in accounting methods, principles or practices;

(d) enter into any contract, agreement, or internal corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) or take any other action (or fail to take any other action) that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment;

(e) take any action that would, if taken immediately after the Closing, require approval pursuant to clauses (1), (2), (3), (4), (5), (6) or (10) of Section 2.4(a) of the Seller Investor Rights Agreement; or

(f) authorize any of, or commit or agree to take any of, the foregoing actions.

Roadrunner shall consult with Coyote in good faith prior to (x) taking any action that would, if taken immediately after the Closing, require approval pursuant to clauses (7), (8) and (9) of Section 2.4(a) of the Seller Investor Rights Agreement, (y) any issuance (or promise to issue) shares of Roadrunner Common Stock or New Pubco Common Stock, securities convertible into, or exercisable or exchangeable for, shares of Roadrunner Common Stock or New Pubco Common Stock, or securities the value of which is based on any of the foregoing (other than options, restricted shares, restricted stock units or other equity awards issued to Roadrunner Employees in the ordinary course of business consistent with past practice), or (z) hiring, engaging, or terminating (without cause) any Roadrunner Employee with annual base compensation in excess of $300,000. Notwithstanding anything to the contrary in this Section 6.02, Roadrunner is expressly permitted to consummate the Financing.

Section 6.03 Procedures for Soliciting Consent. A Party (the “Requesting Party”) seeking the consent of another Party (the “Consenting Party”) pursuant to Section 6.01 or Section 6.02 shall notify the Consenting Party in writing of any proposed decision, matter or action requiring the prior written consent of the Consenting Party in accordance with Section 10.02. No later than five (5) Business Days following receipt of such notice, the Consenting Party shall give notice to the Requesting Party in accordance with Section 10.02 of its election to consent or not consent to such decision, matter or action. In the event that, following compliance by the Requesting Party with the first sentence of this Section 6.03, the Consenting Party fails to notify the Requesting Party of its election with respect to such proposed decision, matter or action in accordance with the second sentence of this Section 6.03, the Consenting Party shall be deemed to have consented to such proposed decision, matter or action.

Section 6.04 No Control of the Other’s Business. Nothing contained in this Agreement or the other Transaction Agreements shall give Roadrunner, directly or indirectly, the right to control or direct any Coyote Entity’s operations prior to the Effective Time, and nothing contained in this Agreement or the other Transaction Agreements shall give any Coyote Entity, directly or indirectly, the right to control or direct Roadrunner’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Roadrunner and Coyote shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.05 Roadrunner Estimated Closing Statement. No later than five (5) days prior to the Closing Date, Roadrunner shall cause to be prepared and shall provide to the Sellers and Coyote a written statement (the “Roadrunner Estimated Closing Statement”) setting forth in reasonable detail Roadrunner’s good faith estimate of Roadrunner Transaction Expenses and the Interim Period Share Issuance Amount. Following delivery of the Roadrunner Estimated Closing Statement, Roadrunner shall (i) permit Coyote, Sellers and their Representatives to have reasonable access, during normal business hours and after reasonable advance notice, to the books, records and other non-privileged documents (including work papers, schedules and financial statements, etc.) pertaining to or used in connection with the preparation of the Roadrunner Estimated Closing Statement and provide Coyote and the Sellers with copies thereof (as reasonably requested by Coyote and the Sellers) and (ii) provide Coyote, the Sellers and their Representatives reasonable access, during normal business hours, and after reasonable advance notice, to Roadrunner’s senior executive employees who were involved in the preparation of the Roadrunner Estimated Closing Statement. Roadrunner shall consider in good faith any comments by Coyote and the Sellers on the Roadrunner Estimated Closing Statement, and if any changes or adjustments are made, the Roadrunner Estimated Closing Statement as so changed or adjusted shall be deemed to be the Roadrunner Estimated Closing Statement for all purposes hereunder. The Roadrunner Estimated Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Certain Notices. From and after the date of this Agreement until the earlier to occur of (a) the Closing Date and (b) the termination of this Agreement pursuant to Section 9.01, Coyote shall promptly notify Roadrunner, and Roadrunner shall promptly notify Coyote, of (i) the occurrence, or non-occurrence, of any event that would reasonably be expected to cause any condition to the obligations of the other Party to effect the Transactions and the other transactions contemplated by this Agreement not to be satisfied, (ii) the failure of such Party (or, in the case of Coyote, of the Sellers) to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, which failure would reasonably be expected to cause any condition to the obligations of the other Party to effect the Transactions and the other transactions contemplated by this Agreement not to be satisfied and (iii) the occurrence of any development that has had or would reasonably be expected to have, in the case of Coyote, a Material Adverse Effect and, in the case of Roadrunner, a Roadrunner Material Adverse Effect, in each of case (i) through (iii), promptly upon becoming aware of the same; provided, however, that the delivery of any notice pursuant to this Section 7.01 shall (A) not cure the inaccuracy of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the Party receiving such notice or (B) amend or supplement the Coyote Disclosure Schedule or the Roadrunner Disclosure Schedule, as applicable.

Section 7.02 Access to Information; Confidentiality.

(a) From the date hereof until the Closing and subject to applicable Law and the Confidentiality Agreement, Coyote shall (a) give Roadrunner, its counsel, financial advisors, auditors and other authorized

Representatives, and its financing sources and their Representatives, reasonable access during normal business hours and upon reasonable advance notice to the offices, properties, books and records of such Party, (b) furnish Roadrunner, its counsel, financial advisors, auditors and other authorized Representatives, and its financing sources and their Representatives, such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Roadrunner in its investigation; provided, however, that Coyote may restrict the foregoing access to the extent that such disclosure would (x) unreasonably disrupt the normal operations of Coyote, (y) based on the advice of Coyote’s counsel, reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information or (z) reasonably be expected to disclose or give access to any trade secret; provided, further, that Coyote shall give notice to Roadrunner of the fact that it is withholding such information or documents and thereafter Coyote shall reasonably cooperate with Roadrunner to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (x) through (z). No information or knowledge obtained in any investigation pursuant to this Section 7.02 shall affect or be deemed to modify any representation or warranty made by any Party hereunder.

(b) From the date hereof until the Closing and subject to applicable Law and the Confidentiality Agreement, Roadrunner and New Pubco shall (a) give Coyote, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours and upon reasonable advance notice to the books and records of such Party, (b) furnish Coyote, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Coyote in its investigation; provided, however, that Roadrunner may restrict the foregoing access to the extent that such disclosure would (x) unreasonably disrupt the normal operations of Roadrunner, (y) based on the advice of Roadrunner’s counsel, reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information or (z) reasonably be expected to disclose or give access to any trade secret; provided, further, that Roadrunner shall give notice to Coyote of the fact that it is withholding such information or documents and thereafter Roadrunner shall reasonably cooperate with Coyote to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (x) through (z). No information or knowledge obtained in any investigation pursuant to this Section 7.02 shall affect or be deemed to modify any representation or warranty made by any Party hereunder.

Section 7.03 Efforts to Consummate.

(a) Except for approvals or requirements under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable (which are the subject of Section 7.03(b)), each of the Parties shall cooperate, and unless a different or higher standard is expressly required by this Agreement, use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Transactions and the other transactions contemplated by this Agreement and the other Transaction Agreements as promptly as practicable after the date hereof, including (i) the preparation and filing of all forms, registrations and notices or drafts thereof as applicable required to be filed to consummate the Transactions and the other transactions contemplated hereby and by the other Transaction Agreements, (ii) the satisfaction of the conditions to the Parties’ obligations to consummate such transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization or approval of, or any exemption by, any other Person, and (iv) the execution and delivery of any additional instruments necessary to consummate such transactions and to fully carry out the purposes of this Agreement and the other Transaction Agreements.

(b) Roadrunner (or its Affiliate, TCP-ASC), on the one hand, and Coyote, on the other hand, will each make or cause to be made all filings and submissions or drafts thereof as applicable required under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, as promptly as practicable, and, in any event, no later than ten (10) Business Days in the case of the HSR Act and fifteen (15) Business Days in the case of the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, after the date hereof, and thereafter respond, as promptly as practicable, to any inquiries or information requests received from any Governmental Authority and make, as promptly as practicable, any other required submissions with respect to the transactions contemplated hereby under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, and otherwise use commercially reasonable efforts to cause the approval of the Transactions, and the expiration or termination of any review or the applicable waiting period under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, to occur as soon as practicable. In that regard, each of Roadrunner, on the one hand, and Coyote, on the other hand, shall (i) furnish to the other party any necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, provided however, that such information does not include the HSR Act filings themselves, and information may be redacted as necessary to address legal privilege or confidentiality concerns and comply with applicable Laws; and (ii) permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests. The Coyote Entities will not, except with the prior written consent of Roadrunner, but Roadrunner may, if in its good faith judgement it determines (after consulting in advance with Coyote and taking Coyote’s views into account), that the taking of such action would enhance the likelihood of obtaining any necessary approvals or clearances of Governmental Authorities (including under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable) or similar clearance by the End Date, extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement and the other Transaction Agreements. Notwithstanding anything to the contrary contained herein, none of Coyote, the Sellers or any of their Subsidiaries shall propose, accept or agree to the sale, divestiture, disposition, licensing or holding separate of any assets or businesses of themselves or any of their Affiliates, or otherwise take any action that limits the freedom of action with respect to, or their ability to retain, any of their businesses, product lines, or assets or those of their Affiliates, in order to avoid the entry of or to effect the dissolution of any injunction or other Order (whether temporary, preliminary or permanent or otherwise) in connection with the receipt of any necessary approvals or clearances of Governmental Authorities (including under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable), without the prior written consent of Roadrunner. If any Proceeding or comparable order is brought by any Governmental Authority with authority in respect of the HSR Act, the EU Merger Regulation or the Specified Foreign Competition Laws, if applicable, challenging, or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit, the Transactions or any of the other transactions contemplated by this Agreement (any such Proceeding, a “Regulatory Proceeding”), then Roadrunner, New Pubco and Coyote shall contest on the merits, through litigation, any objections or opposition raised by such Governmental Authority in such Regulatory Proceeding. Without limiting the generality of the foregoing, Roadrunner and New Pubco shall direct the defense of any Regulatory Proceeding in good faith consultation with Coyote. Coyote will obtain the prior written consent of Roadrunner prior to settling or satisfying any such Regulatory Proceeding.

(c) Each of Roadrunner, on the one hand, and Coyote, on the other hand, shall cooperate regarding, and keep the other reasonably apprised of the status of, matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection (i) with obtaining all required approvals or consents of any Governmental Authority and (ii) all other communications with, and inquiries or requests for additional information from, any Governmental Authority with respect to the Transactions. In that regard, each Party shall without limitation: (A) promptly notify the other of, and if in writing, furnish the other with copies of (or in the case of oral communications, advise the other orally of) any substantive communications from or with any Governmental Authority with respect to the Transactions and (B) not participate in any meeting with any such Governmental Authority with respect to the Transactions and the other transactions contemplated by this Agreement and the other Transaction Agreements without giving, in the case of Coyote, Roadrunner, and in the case of Roadrunner, Coyote, reasonable prior notice of the meeting and, to the extent reasonably practicable and permitted by such Governmental Authority, the opportunity to attend and participate thereat. Coyote and Roadrunner will consult in advance and cooperate with each other in connection with any information or proposals submitted in connection with any Proceeding or comparable order under or relating to the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, in connection with the transactions contemplated by this Agreement and the other Transaction Agreements.

Section 7.04 Preparation of Registration Statement; Coyote Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement, Roadrunner and New Pubco shall prepare and file with the SEC a proxy statement and prospectus to be sent to the stockholders of Roadrunner relating to the Stockholders Meeting (the “Proxy Statement”), and New Pubco shall prepare and file with the SEC the Registration Statement on Form S-4 to register under the Securities Act the issuance of shares of New Pubco Common Stock in connection with the Merger (including the Proxy Statement constituting a part thereof, the “Registration Statement”). Roadrunner and New Pubco shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Promptly after the Registration Statement is declared effective under the Securities Act and in no event later than twenty five (25) Business Days prior to the Stockholders Meeting, Roadrunner shall mail the Proxy Statement and proxy cards to its stockholders. Roadrunner and New Pubco shall also use their respective reasonable best efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements (if any) in connection with the Merger and pay all expenses incident thereto.

(b) No filing of, or amendment or supplement to, the Registration Statement or substantive correspondence with the SEC or the staff thereof related thereto will be made by New Pubco or Roadrunner, and no filing of, or amendment or supplement to, the Proxy Statement or substantive correspondence with the SEC or the staff thereof related thereto will be made by Roadrunner, in each case, without providing Coyote a reasonable opportunity to review and comment thereon (other than, in the case of the Proxy Statement and the Registration Statement, any filing or amendment to communicate a Change in Recommendation). Each of Roadrunner and New Pubco shall promptly provide Coyote with copies of all such filings, amendments or supplements to the extent not readily publicly available. Coyote shall furnish all information concerning itself and its Affiliates to Roadrunner and New Pubco as required to be included in the Proxy Statement and/or Registration Statement and shall otherwise reasonably assist and cooperate with Roadrunner and New Pubco in the preparation of the Proxy Statement and the Registration Statement and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Requisite Vote, any information relating to Roadrunner, New Pubco or Coyote, or any of their respective Affiliates, directors or officers, should be discovered by Roadrunner, New Pubco or Coyote which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed by Roadrunner or New Pubco, as applicable, with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Roadrunner. Roadrunner and New Pubco shall notify Coyote promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply Coyote with (i) copies of any written comments or correspondence or a summary of any oral comments or correspondence between Roadrunner, New Pubco or any of their Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Registration Statement, and (ii) copies of all orders of the SEC relating to the Registration Statement. Roadrunner and New Pubco will cause the Proxy Statement and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. New Pubco shall advise Coyote, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of shares of New Pubco Common Stock for offering or sale in any jurisdiction, and each of New Pubco and Roadrunner shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of New Pubco and Roadrunner shall use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL and the rules of NASDAQ in connection with the filing and distribution of the Proxy Statement, and the solicitation of proxies from the stockholders of Roadrunner thereunder. Subject to Section 7.08(b), the Proxy Statement shall include the Recommendation.

(c) Coyote shall, as promptly as practicable, furnish to Roadrunner for inclusion in the Registration Statement:

(i) audited consolidated financial statements (for purposes of this Section 7.04(c), “financial statements” shall include, for the avoidance of doubt, consolidated balance sheets and statements of operations, member equity or stockholders’ equity, as applicable, and cash flows) of Coyote and its Subsidiaries:

(A) as of December 31, 2019 and 2020 and for the years ended December 31, 2019 and 2020, and will use reasonable best efforts to provide all such financial statements to Roadrunner by January 31, 2022; and

(B) for inclusion in any filing of the Registration Statement made after February 14, 2022, as of and for the year ended December 31, 2021, and will use reasonable best efforts to provide such financial statements to Roadrunner by March 31, 2022, provided that in each case, such financial statements shall (1) be prepared in accordance with, and comply with, GAAP, Regulation S-X and other applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in connection with the preparation and use of the Registration Statement by Roadrunner and fairly present, in all material respects, the financial position, results of operations and cash flows of Coyote at the date thereof and for the period(s) indicated therein (collectively, the “Financial Statement Requirements”) and (2) be audited by Coyote’s independent auditor in accordance with AICPA auditing standards and contain an unqualified report of Coyote’s auditor;

(ii) unaudited condensed consolidated financial statements of Coyote and its Subsidiaries for each fiscal quarter subsequent to December 31, 2021 if such financial statements are required to be included in the Registration Statement pursuant to the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in connection with the preparation and use of the Registration Statement by Roadrunner; provided, that such financial statements shall (1) be prepared in accordance with and comply with the Financial Statement Requirements and (2) be reviewed by Coyote’s independent auditor in accordance with AICPA auditing standards;

(iii) the audited consolidated financial statements and unaudited consolidated condensed financial statements for each Subsidiary of Coyote to the extent required to be included in the Registration Statement by and as of the date and for the periods required by the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in connection with the preparation and use of the Registration Statement by Roadrunner, and such financial statements shall be prepared in accordance with, and comply with, the Financial Statement Requirements;

(iv) other financial statements, reports and information (including, among other things, customary pro forma financial statements) with respect to Coyote and its Subsidiaries that are required to be included in the Registration Statement under the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in order to make Coyote’s financial statements not substantially incomplete or misleading in connection with the preparation and use of the Registration Statement by Roadrunner or that may be reasonably requested by Roadrunner; and

(v) to the extent required to be included in the Registration Statement pursuant to the rules and regulations of the SEC, the Exchange Act and the Securities Act, auditor’s reports and consents to use all such financial statements and reports in the Registration Statement.

Section 7.05 Public Announcements.

(a) Roadrunner and Coyote shall mutually agree on the press release announcing the transactions contemplated by this Agreement.

(b) Roadrunner shall obtain the approval of Coyote (such approval not to be unreasonably withheld or delayed) before issuing any press release or other public statement with respect to the Transactions, this Agreement or the transactions contemplated hereby (other than any press release or public statement consistent in all material respects with a prior press release or public statement approved by Coyote) and shall not issue any such press release or make any such public statement prior to such approval, except (y) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or (z) in connection with or relating to a Change in Recommendation.

(c) Each Coyote Entity shall obtain the approval of Roadrunner (such approval not to be unreasonably withheld or delayed) before issuing any press release or other public statement with respect to the Transactions, this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such approval, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. Notwithstanding anything to the contrary herein, any equityholder of a Seller (or Affiliate thereof) that is an investment fund or pooled investment vehicle may disclose general information about the subject matter of this Agreement and the transactions contemplated hereby, and on a confidential basis, financial return and other financial performance information in connection with fundraising, marketing, or informational or reporting activities to its direct or indirect current or potential investors.

Section 7.06 Tax Matters.

(a) The Parties agree that, with respect to the Transactions, the following treatment is intended for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes: (i) it is intended that the Contribution is integrated with the Merger and treated as a transaction governed by Section 351 of the Code whereby (A) the Tax Partnership shall be treated as the transferor of the Blocker Parent LLC Interests to New Pubco and the recipient of the Consideration and the Operating Expense Amount in exchange for the Blocker Parent LLC Interests, in each case, for purposes of Section 351 of the Code and the Treasury Regulations thereunder, and (B) such receipt of the Consideration will be governed by Section 351(a) of the Code (and the receipt of the Operating Expense Amount shall be governed by Section 351(b) of the Code), and (ii) (A) it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, (B) this Agreement is and is hereby adopted as a “plan of reorganization” with respect to the Merger within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (C) it is intended that, as to Roadrunner (and its direct and indirect owners and any holders of Warrants in Roadrunner), the receipt of New Pubco Common Stock and any warrants described in Section 2.04, in each case, pursuant to the Merger will be governed by Section 354 of the Code, and the receipt of any stock options, shares of restricted stock, restricted stock units, and any other form of incentive equity described in Section 2.03, in each case, pursuant to the Merger, will be governed, to the extent applicable, by Section 354 of the Code (collectively, the “Intended Tax Treatment”). The Parties acknowledge that the Tax Partnership and the Sellers (and their beneficial owners) intend to take the Tax reporting position that, in accordance with Treasury Regulations Section 1.704-3(a)(8)(i) and PLR 201505001, with respect to any portion of Blocker Parent LLC Interests that are (1) contributed (directly or indirectly, including through the Tax Partnership) by Sellers to New Pubco pursuant to the Contribution and (2) Section 704(c) property, within the meaning of Treasury Regulations

Section 1.704-3(a)(3)(i) and 1.704-3(a)(8)(i), the shares of New Pubco Common Stock that are received (directly or indirectly, including through the Tax Partnership) by Sellers in exchange for such contributed Section 704(c) property will be treated as separate “blocks” of shares of New Pubco Common Stock (the “Sellers’ Reporting Position”). New Pubco agrees that if it is required by applicable Law to provide Tax information to a Governmental Authority, broker, withholding agent or similar party with respect to the Tax basis or holding period of the shares of New Pubco Common Stock described in the previous sentence, New Pubco shall use commercially reasonable efforts to reasonably cooperate with Sellers to provide such Tax information as is required that is consistent with the Sellers’ Reporting Position to the relevant Governmental Authority, broker, withholding agent or similar party. Each of the Parties shall, and shall cause each of their respective Subsidiaries and Affiliates (including, for this purpose, the Tax Partnership) to, report the Transactions consistently with the Intended Tax Treatment unless otherwise required by a contrary final “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law and shall use its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment and shall not take any action (or fail to take any action) that would, or that would be reasonably likely to, cause the exchanges not to so qualify; provided that, subject to the obligations of the Parties described in the subsequent sentence, for all purposes of this Agreement (including for purposes of Section 3.14 and Section 5.11), no action taken by a Party that is specifically contemplated by this Agreement (including the Coyote Reorganization (as may be amended in accordance with the terms of this Agreement)) and the Transaction Agreements shall be considered an action that would, or that would be reasonably likely to, cause the exchanges not to so qualify. If any Party discovers, after the date of this Agreement and prior to the Closing, any fact that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment, then (X) such Party shall, as soon as possible, notify the other Parties and (Y) the Parties shall, and shall cause each of their respective Subsidiaries and Affiliates to, cooperate in good faith and exercise their reasonable best efforts to effect the transactions contemplated hereby (or substantially similar transactions, as reasonably agreed to by the Parties) in a manner that would result in the Intended Tax Treatment or that would result in a Tax treatment no less favorable than the Intended Tax Treatment to the direct or indirect owners of the Coyote Entities and Roadrunner.

(b) Subject to the terms of this Agreement, each of the Parties will and will cause each of their respective Affiliates and Subsidiaries to cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of New Pubco’s or any of the Coyote Entities’ Tax Returns and any audit, litigation or other Proceeding with respect to Taxes of New Pubco or any of the Coyote Entities in respect thereof (including in order to make a Push-Out Election). Such cooperation shall include the retention and (upon the other’s request) the provision of records and information reasonably relevant to any such audit, litigation or other Proceeding with respect to Taxes and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) For the avoidance of doubt, the Transactions described in this Agreement shall be consummated pursuant to a single plan of combination.

(d) At the expense of New Pubco, New Pubco shall prepare (or cause to be prepared), and timely file (or cause to be timely filed) all Pass-Through Income Tax Returns for any Tax period ending on or before the Closing Date that are required to be filed by any Coyote Entity treated as a partnership for U.S. federal income Tax purposes (collectively, “Coyote Tax Partnerships,” and each, a “Coyote Tax Partnership,” and such Tax Returns, the “Coyote Tax Returns”) that are due or otherwise to be filed after the Closing Date. All such Coyote Tax Returns shall be prepared by Deloitte Tax LLP (or such other firm as is mutually agreed) and shall be prepared, and any positions and elections relating thereto made, in a manner consistent with this Agreement and the prior practice of the applicable Coyote Tax Partnership to the extent such prior practice is permitted by applicable Law at a “more likely than not” (or higher) level of confidence. Prior to filing any Coyote Tax Return, New Pubco shall submit drafts of such Coyote Tax Returns to the Sellers for Sellers’ review and approval (not to be unreasonably withheld, conditioned or delayed). If the Sellers and New Pubco disagree regarding any items on such Coyote Tax Returns, such dispute shall be submitted promptly to the Accounting Firm for resolution in accordance with the procedures set forth in Section 1.03, and such Coyote Tax Returns shall be filed reflecting the Accounting Firm’s resolution. If any such Coyote Tax Returns are required to be filed with an applicable Governmental Authority prior to resolution by the Accounting Firm, New Pubco may (or may cause its applicable Subsidiary) file such Coyote Tax Returns reflecting New Pubco’s proposed reporting positions, and the Sellers or New Pubco, as applicable, will file amended Tax Returns (or administrative adjustment requests) upon resolution by the Accounting Firm, as necessary.

(e) Following the Closing, New Pubco shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all other Tax Returns of the Coyote Entities (other than the Coyote Tax Returns) that are due or otherwise to be filed after the Closing Date. All such Tax Returns for Pre-Closing Tax Periods and all Pass-Through Income Tax Returns of a Coyote Tax Partnership for any Straddle Period shall be prepared, and any positions and elections relating thereto made, in a manner consistent with this Agreement (including the Intended Tax Treatment, Section 8.02(E) of the Coyote Disclosure Schedules and the Coyote Reorganization Tax Treatment) and, with respect to any Pass-Through Income Tax Returns of a Coyote Tax Partnership for any Straddle Period, shall be prepared by Deloitte Tax LLP (or such other firm as is mutually agreed) and shall be prepared in a manner consistent with the prior practice of the applicable Coyote Tax Partnership to the extent such prior practice is permitted by applicable Law at a “more likely than not” (or higher) level of confidence. Prior to filing any such Pass-Through Income Tax Return for a Coyote Tax Partnership for any Straddle Period, New Pubco (i) shall submit drafts of such Tax Returns to the Sellers for review and approval (not to be unreasonably withheld, conditioned or delayed). If the Sellers and New Pubco disagree regarding any items on such Tax Returns, such dispute shall be submitted promptly to the Accounting Firm for resolution in accordance with the procedures set forth in Section 1.03, and such Tax Returns shall be filed reflecting the Accounting Firm’s resolution; provided that such resolution does not adversely impact the Coyote Reorganization Tax Treatment or the Intended Tax Treatment. If any such Tax Returns are required to be filed with an applicable Governmental Authority prior to resolution by the Accounting Firm, New Pubco may file such Tax Returns reflecting New Pubco’s proposed reporting positions (provided such positions do not adversely impact the Coyote Reorganization Tax Treatment or the Intended Tax Treatment), and New Pubco will file amended Tax Returns (or administrative adjustment requests) upon resolution by the Accounting Firm, as necessary. With respect to any relevant Tax Return, New Pubco will cause the taxable year including the Closing Date of NMC Blocker and Blocker Parent to end as of the end of the day on the Closing Date, to the extent permitted by Law.

(f) Notwithstanding anything to the contrary in this Agreement, the Parties agree and shall cooperate such that for any Pass-Through Income Tax Return of any Coyote Tax Partnership for a Straddle Period: (i) an election under Section 754 of the Code shall be made (if not already in effect), and (ii) distributive shares of such Coyote Tax Partnership’s taxable income, gain, loss, and deduction for any Straddle Period shall be reported using the interim closing method and the calendar day convention under Treasury Regulations Section 1.706-4.

(g) New Pubco shall have the sole right to control, at New Pubco’s expense, any Proceeding of a Coyote Entity with respect to a Coyote Tax Return (each, a “Coyote Tax Proceeding”); provided, that (i) New Pubco shall keep the Sellers reasonably informed regarding material developments in any Coyote Tax Proceeding, (ii) each Seller shall be entitled at its expense to participate in any such Coyote Tax Proceeding, and (iii) New Pubco shall not compromise or settle such Coyote Tax Proceeding without the prior written consent of the Sellers, not to be unreasonably withheld, conditioned or delayed (taking into account the obligations under this Agreement with respect to the Intended Tax Treatment and the Coyote Reorganization Tax Treatment).

(h) New Pubco shall have the sole right to control any Proceeding with respect to Pass-Through Income Tax Returns of a Coyote Tax Partnership for a Straddle Period (each, a “Straddle Tax Proceeding”); provided, that (i) New Pubco shall keep the Sellers reasonably informed regarding material developments in any Straddle Tax Proceeding, (ii) each Seller shall be entitled at its expense to participate in any such Straddle Tax Proceeding to the extent relating to a Pre-Closing Tax Period, and (iii) to the extent any compromise or settlement of any Straddle Tax Proceeding could reasonably be expected to adversely impact the direct or indirect beneficial owners of a Seller, New Pubco shall not compromise or settle such Straddle Tax Proceeding without the prior written consent of such Seller, not to be unreasonably withheld, conditioned or delayed (taking into account the obligations under this Agreement with respect to the Intended Tax Treatment and the Coyote Reorganization Tax Treatment).

(i) On any Pass-Through Income Tax Return filed after the Closing Date and in connection with any Proceeding under the Partnership Tax Audit Rules with respect to a Pass-Through Income Tax Return filed prior to the Closing, New Pubco and its Subsidiaries and Sellers and the Coyote Entities shall cause the applicable Coyote Tax Partnership to appoint New Pubco (or such other Person as is designated by New Pubco) as the “partnership representative” of the applicable Coyote Tax Partnership for purposes of the Partnership Tax Audit Rules, and Sellers and the Coyote Entities shall take all actions necessary to effect such result. Notwithstanding anything to the contrary in this Agreement, to the extent any Proceeding of a Coyote Tax Partnership relating to a Pass-Through Income Tax Return is subject to the Partnership Tax Audit Rules, unless otherwise determined by New Pubco in its sole discretion, a timely election shall be made under Section 6226 of the Code (and any similar provisions under federal, state or local Law) with respect to any imputed underpayment arising in connection with such Proceeding (a “Push-Out Election”). Each Seller, each Coyote Entity, New Pubco and its Subsidiaries shall cooperate in any such Proceeding and in making a Push-Out Election, including providing all necessary information to allow a timely and proper Push-Out Election to be made.

(j) Prior to or in connection with the Closing, (i) (A) each Seller and the Tax Partnership shall deliver to New Pubco an IRS Form W-9 duly and properly executed on behalf of such Seller or the Tax Partnership or (B) Blocker Parent shall deliver to New Pubco a certificate executed by one of Blocker Parent’s officers that Blocker Parent is not a “United States real property holding corporation” in the form of Exhibit E (together with a notice, in the form required by Treasury Regulation Section 1.897-2(h)(2) which shall be mailed to the IRS in accordance with such Treasury Regulation); provided, to the extent any form specified in clause (A) is not delivered prior to or in connection with the Closing, such form shall be delivered to New Pubco as soon as reasonably practicable following the Closing, (ii) Sellers shall deliver evidence reasonably satisfactory to New Pubco that any withholding obligations under Sections 1445 and 1446(f) of the Code with respect to the Coyote Reorganization have been satisfied, including, for the avoidance of doubt, by providing evidence of any certificates necessary to establish a complete exemption from withholding, and (iii) Roadrunner shall deliver to New Pubco a certificate executed by one of Roadrunner’s officers that Roadrunner is not a “United States real property holding corporation” in the form of Exhibit E (together with a notice, in the form required by Treasury Regulation Section 1.897-2(h)(2) which shall be mailed to the IRS in accordance with such Treasury Regulation).

(k) Following the Closing, without each Seller’s prior written consent (not to be unreasonably withheld, conditioned, or delayed), except as otherwise permitted or required by this Agreement (including, without limitation, pursuant to Section 7.06(f) and Section 7.06(i)), none of New Pubco, Roadrunner or any of their respective Subsidiaries or Affiliates shall (i) change any method of accounting or Tax reporting position for a Coyote Tax Partnership on a Pass-Through Income Tax Return, (ii) file any administrative adjustment request (or state or local equivalent) with respect to any Pass-Through Income Tax Return or file any amended Pass-Though Income Tax Return of a Coyote Tax Partnership, (iii) make any Tax election with respect to a Pass-Through Income Tax Return that has retroactive effect to a Pre-Closing Tax Period, (iv) make any entity classification election (including on IRS Form 8832 for U.S. federal income Tax purposes or any successor form or other similar election for state or local income Tax purposes) with respect to any Coyote Entity that has retroactive effect to a Pre-Closing Tax Period, (v) initiate or pursue the process for entering into a “voluntary disclosure agreement” (or comparable arrangement) with a Governmental Authority with respect to a Pass-Through Income Tax Return, or (vi) take any action outside the ordinary course of business on the Closing Date after the Closing (other than as explicitly contemplated by this Agreement), in each case, to the extent such action would reasonably be expected to (A) result in Taxes payable by a Seller (or its direct or indirect owners), (B) reduce the Consideration pursuant to Section 1.03, (C) require a Seller (or its direct or indirect owners) to file an amended Tax Return (or any administrative adjustment request, or similar action), (D) cause the Coyote Reorganization to fail to qualify for the Coyote Reorganization Tax Treatment (E) cause the Transactions to fail to qualify for the Intended Tax Treatment.

(l) Following the date hereof, Coyote may amend Section 8.02(E) of the Coyote Disclosure Schedules with the prior written consent of Roadrunner (not to be unreasonably withheld, conditioned, or delayed, where, without limitation, withholding such consent shall be considered reasonable if such amendment could be reasonably expected to (1) have an adverse impact on Roadrunner (or any of its shareholders) or (2) cause (or be reasonably likely to cause) the Transactions to fail to qualify for the Intended Tax Treatment). In addition, notwithstanding anything to the contrary in this Agreement, subject to each of the statements of fact set forth in Section 8.02(E) of the Coyote Disclosure Schedules regarding the Coyote Reorganization, including as to the ownership, activities, and U.S. federal income tax classification of the respective Persons referenced therein, being true and accurate in all material respects (but only to the extent such statements of fact being true and accurate in all material respects is necessary in order to support a particular element of the Coyote Reorganization Tax Treatment (as defined below) under applicable Law), New Pubco and Roadrunner agree to (and agree to cause their Subsidiaries and Affiliates to) file all Tax Returns and take all Tax positions in a manner consistent with the Tax treatment set forth on Section 8.02(E) of the Coyote Disclosure Schedules (the “Coyote Reorganization Tax Treatment”), unless otherwise required by a contrary determination within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law). New Pubco and Roadrunner agree not to (and agree to cause their Affiliates not to) take any action (or fail to take any action) that would or would be reasonably expected to cause the Coyote Reorganization to fail to qualify for the Coyote Reorganization Tax Treatment.

(m) New Pubco and Coyote hereby covenant and agree that they shall not, and shall not permit any of their Affiliates (or any of their respective successors or assigns) to, seek any reimbursement or indemnification from any of the direct or indirect owners of the Coyote Entities (as of immediately prior to the Contribution) in respect of Taxes from and after the Closing Date; provided, that nothing in this Section 7.06(m) shall prohibit the making of a Push-Out Election or for the aforementioned Persons to bear any liabilities arising therefrom.

(n) The Parties shall reasonably cooperate to ensure that each holder of Class P Units of Coyote (each, a “Coyote Employee Holder”) shall timely file an election under Section 83(b) of the Code on or following the date of the consummation of the Second Merger with respect to the CoyCo 1 or CoyCo 2 equity interests, as applicable, issued in exchange for the Blocker Parent equity of such Coyote Employee Holders in connection with the Second Merger.

Section 7.07 Benefit Plans and Employee Matters.

(a) Following the Closing Date through December 31, 2022 (or, if shorter, the applicable Continuing Employee’s period of employment), New Pubco shall, and shall cause its Subsidiaries to, provide each employee who is employed by any Coyote Entity prior to the Closing and who remains so employed immediately following the Closing (each, a “Continuing Employee”) (i) base salary or wages and annual and other short-term cash incentive and other bonus and commission opportunities (excluding any equity or equity-based compensation or retention and long-term incentive bonuses) that are, in each case, no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Closing, and (ii) employee benefits (excluding any equity or equity-based benefits, retention and long-term incentive bonuses, defined benefit plan benefits and retiree health and welfare benefits) no less favorable in the aggregate than (A) those provided to such Continuing Employee by the Coyote Entities immediately prior to the Closing Date under the Coyote Benefit Plans set forth on Section 3.15(a) of the Coyote Disclosure Schedules (as such Coyote Benefit Plans may be amended or modified prior to the Closing as permitted pursuant to Section 6.01) or (B) those provided to similarly situated Roadrunner Employees.

(b) New Pubco shall, and shall cause its Subsidiaries to, as applicable, give each Continuing Employee full credit under any employee benefit plan or program made available to the Continuing Employees by New Pubco or any of its Subsidiaries following the Closing Date (each, a “Buyer Benefit Plan”) for such Continuing Employees’ service with any Coyote Entity for purposes of eligibility to participate and vesting to the same extent and for the same purpose that such service was recognized by any Coyote Entity immediately prior to the

Closing Date under the similar Coyote Benefit Plan (but not, for the avoidance of doubt, for benefit accrual purposes under any defined benefit pension plan); provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or compensation with respect to the same period of service.

(c) New Pubco shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) credit any expenses incurred by the Continuing Employees and their eligible dependents under Coyote Benefit Plans that are group health plans in which the Continuing Employees participated immediately prior to the Closing during the portion of the applicable plan year prior to the Closing toward satisfying any deductibles, co-payments or out-of-pocket maximums under the analogous Buyer Benefit Plans that are group health plans for the plan year in which the Closing occurs; and (ii) waive any waiting period, pre-existing condition limitation, actively-at-work requirement, or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents under any Buyer Benefit Plan.

(d) Nothing contained in this Section 7.07 shall be considered or deemed to establish, amend, or modify any Coyote Benefit Plan, Buyer Benefit Plan or other benefit or compensation plan, program, policy, agreement, arrangement, or contract, or create or confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the Parties to this Agreement.

(e) Nothing contained in this Agreement shall (i) impose an obligation on New Pubco or any of its Subsidiaries to continue employment of any Coyote Employee after the Closing Date, (ii) limit the right of New Pubco or any of its Subsidiaries to terminate the employment of, or to reassign or otherwise alter the status of, any Coyote Employee after the Closing Date, or to change in any manner not inconsistent with this Section 7.06(a) the terms and conditions of the employment of any employee of any Coyote Entity after the Closing Date, (iii) require New Pubco or any of its Subsidiaries to continue any Buyer Benefit Plan or be construed to prevent, and no action by Coyote prior to the Closing Date shall limit the ability of, New Pubco or any of its Subsidiaries to terminate, amend, or modify to any extent or in any respect any Buyer Benefit Plan that New Pubco or any of its Affiliates may establish or maintain, or (iv) be construed as amending any Buyer Benefit Plan.

Section 7.08 Stockholders Meeting; Fiduciary Exception to Recommendation.

(a) Roadrunner will use, in accordance with applicable Law and the certificate of incorporation and bylaws of Roadrunner, its reasonable best efforts to (x) as soon as reasonably practicable following the date of this Agreement, establish a record date for and (y) as soon as reasonably practicable following the effectiveness of the Registration Statement, give notice of, convene and hold a meeting of stockholders to consider and vote upon the approval of the Stock Issuance (the “Stockholders Meeting”) and shall submit such proposal to such holders at the Stockholders Meeting and shall not submit any other proposal to such holders in connection with the Stockholders Meeting (other than a customary proposal regarding adjournment of the Stockholders Meeting) without the prior written consent of Coyote (not to be unreasonably withheld, delayed or conditioned). The Stockholders Meeting shall occur not more than forty five (45) days after the date the Registration Statement is declared effective by the SEC. Roadrunner shall not change such record date for the Stockholders Meeting without the prior written consent of Coyote (such consent not to be unreasonably withheld, conditioned or delayed). If the board of directors of Roadrunner has not made a Change in Recommendation in accordance with Section 7.08(b), Roadrunner’s Board of Directors shall make the Recommendation and shall include the Recommendation in the Proxy Statement and recommend at the Stockholders Meeting that the stockholders of Roadrunner approve the Stock Issuance and Roadrunner shall use its reasonable best efforts to obtain and solicit such approval (including by soliciting from its stockholders proxies in favor of the approval of the Stock Issuance and taking all other action reasonably necessary to secure the Requisite Approval). Roadrunner shall not adjourn or otherwise postpone or delay the Stockholders Meeting without the prior written consent of Coyote; provided, that, notwithstanding the foregoing, (x) if on the date on which the Stockholders Meeting is scheduled, (i) there are insufficient shares of Roadrunner Common Stock represented (in person or by proxy) to obtain the Requisite Vote, whether or not a quorum is present or (ii) there are insufficient shares of Roadrunner Common

Stock represented to constitute a quorum necessary to conduct the business of the Stockholders Meeting, Roadrunner may postpone or adjourn, or make one or more successive postponements or adjournments of, the Stockholders Meeting so as to allow reasonable additional time for solicitation of proxies for purposes of obtaining quorum or the Requisite Vote as long as the date of the Stockholders Meeting is not postponed or adjourned more than an aggregate of fifteen (15) calendar days in connection with any postponements or adjournments in reliance on the preceding sentence or (y) in consultation with Coyote, Roadrunner may postpone or adjourn, or make one or more successive postponements or adjournments of, the Stockholders Meeting to the extent necessary to ensure that any required supplemental or amended disclosure is disseminated and reviewed by stockholders of Roadrunner prior to the Stockholders Meeting; provided, further, that if requested by Coyote in writing, Roadrunner shall effect up to two (2) adjournments or postponements of the Stockholders Meeting under the circumstances contemplated by clause (x) for a period of up to ten (10) Business Days each.

(b) Neither the Roadrunner Board of Directors nor any committee thereof shall (A) withdraw, qualify or modify in a manner adverse to Coyote, or propose publicly to withdraw, qualify or modify in a manner adverse to Coyote, the Recommendation or its declaration of advisability, or resolve or agree to take any such action, (B) subject to Section 7.12(b), adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Roadrunner Acquisition Transaction, or resolve or agree to take any such action, (C) following the date any Roadrunner Acquisition Transaction or any material modification thereto, or any Intervening Event, is first made public or sent or given to the stockholders of Roadrunner, fail to issue a press release publicly reaffirming the Recommendation within five (5) Business Days after a request by Coyote to do so (it being understood that Roadrunner will have no obligation to make such reaffirmation on more than three separate occasions) or (D) fail to include the Recommendation in the Proxy Statement when disseminated to the Roadrunner stockholders (any actions in clauses (a) through (d) being referred to herein as a “Change in Recommendation”) (it being understood that a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Change in Recommendation). Notwithstanding the immediately preceding sentence, prior to the time the Requisite Vote is obtained, the Board of Directors of Roadrunner may make a Change in Recommendation in response to an Intervening Event if the following conditions are satisfied: (1) an Intervening Event has occurred, (2) in light of such Intervening Event, the Board of Directors of Roadrunner has determined in good faith, after consultation with outside legal counsel, that the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law, (3) Roadrunner has notified Coyote in writing that Roadrunner’s Board of Directors intends to take make a Change in Recommendation and the basis therefor (which notice shall include a reasonably detailed description of the Intervening Event in connection with which Roadrunner’s Board of Directors has given such notice) (any such notice, a “Triggering Notice”), (4) at least five (5) Business Days pass following Coyote’s receipt of the Triggering Notice (it being understood that any material change to the Intervening Event shall constitute a new Intervening Event and shall require Roadrunner to provide a new Triggering Notice in respect of such Intervening Event and comply with this Section 7.08(b) in respect of such Intervening Event, except that, in such case, the five (5) Business Day period referred to in this clause (4) and in clauses (5) and (6) shall be reduced to three (3) Business Days following the giving of such new Triggering Notice), (5) after providing such Triggering Notice and prior to effecting such Change in Recommendation, (x) Roadrunner shall, during such five (5) Business Day period, negotiate in good faith with Coyote and its Representatives, to the extent Coyote wishes to negotiate, with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Coyote, and (y) in determining whether it may still under the terms of this Agreement make a Change in Recommendation, the Board of Directors of Roadrunner shall take into account any changes to the terms of this Agreement proposed by Coyote and any other information provided by Coyote in response to such notice during such five (5) Business Day period and (6) such Intervening Event is continuing and, after taking into account any changes to the terms of this Agreement proposed by Coyote and any other information provided by Coyote in response to a Triggering Notice during such five (5) Business Day period, the Board of Directors of Roadrunner again determines in good faith, after consultation with outside counsel, that the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law. Notwithstanding any Change in Recommendation, the proposal in respect of the Stock Issuance shall be submitted to the Roadrunner stockholders at the Stockholders Meeting for the purpose of obtaining the Requisite Approval, and nothing contained herein (unless this Agreement is otherwise terminated in accordance with its terms) shall relieve Roadrunner of such obligation.

Section 7.09 Roadrunner Board Composition. Promptly following the Closing, in accordance with the Seller Investor Rights Agreement, (i) the New Pubco Board of Directors shall increase its size by three directorships and shall appoint the three individuals designated by Coyote to the New Pubco Board of Directors, and (ii) the New Pubco Board of Directors shall cause such nominees to be appointed as directors of New Pubco.

Section 7.10 New Pubco Common Stock Listing. New Pubco and Roadrunner shall use their respective best efforts to cause the shares of New Pubco Common Stock issuable pursuant to the Merger and the Contribution in accordance with the terms hereof, including Section 2.01(b), to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as reasonably practicable following the date hereof.

Section 7.11 Registration Rights Agreement and Investor Rights Agreements. At the Closing, (a) New Pubco, each Seller and TCP-ASC shall enter into a Registration Rights Agreement substantially in the form of Exhibit B (the “Registration Rights Agreement”) and an Investor Rights Agreement substantially in the form of Exhibit C (the “Seller Investor Rights Agreement”), and (b) New Pubco and TCP-ASC shall enter into an Amended and Restated Investor Rights Agreement substantially in the form of Exhibit D (the “TCP-ASC Investor Rights Agreement”), each to be effective as of Closing.

Section 7.12 No Solicitation; Other Offers.

(a) Prior to the earlier of the Closing and the valid termination of this Agreement, the Coyote Entities shall not, and shall direct the officers, directors, managers, members, employees, stockholders, representatives, agents, investment bankers and any of their respective Affiliates not to, directly or indirectly, (i) pursue, solicit, initiate, knowingly facilitate or encourage or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, a sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the membership interests or any material portion of the assets of any Coyote Entity with any other Person other than Roadrunner or its Affiliates (an “Acquisition Proposal”), (ii) provide any confidential information to any Person other than Roadrunner or its Affiliates and their Representatives, other than information which is provided in the regular course of the Coyote Entities’ business operations to third parties where the Coyote Entities and their officers, directors and Affiliates have no reason to believe that such information will be utilized to evaluate any Acquisition Proposal, or (iii) enter into a Contract with respect to an Acquisition Proposal. Coyote shall, and shall cause its Subsidiaries and direct the officers, directors, members, managers, employees, stockholders, representatives, agents, investment bankers and any of their respective Affiliates to, (A) immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) promptly notify Roadrunner if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto which is made after the date of this Agreement, and a reasonable summary of the details of such contact (including the identity of the third party or third parties and copies of any proposals and a reasonable summary of the specific terms and conditions discussed or proposed); and (C) keep Roadrunner reasonably informed with respect to the status of the foregoing.

(b) Roadrunner shall not, and shall cause the Roadrunner Subsidiaries and direct its and their respective officers, directors, managers, members, employees, representatives, agents and investment bankers not to, directly or indirectly, pursue, solicit, initiate, knowingly facilitate or encourage, or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, an acquisition, sale, disposition or other transaction, with any Person other than the Sellers or their Affiliates that would result in a Roadrunner Acquisition Transaction or would reasonably be expected to have a material adverse effect on the ability of Roadrunner, New Pubco or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements (a “Conflicting Transaction”) or enter into a Contract with any other Person in respect of a Conflicting Transaction, and shall, and shall cause its Subsidiaries and direct its and their respective officers, directors, managers, members, employees, representatives, agents and investment bankers to, immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that would reasonably be expected to lead to, a Conflicting Transaction. For purposes of the preceding sentence, a Conflicting Transaction includes any request, solicitation or proposal to abandon, terminate or fail to consummate any of the transactions contemplated hereby or by the other Transaction Agreements.

Section 7.13 Financing.

(a) In connection with the transactions contemplated by this Agreement, Roadrunner may assign or pledge all or any portion of its rights or obligations under this Agreement to such Financing Source(s) in connection with the Financing; provided that such assignment or pledge shall not relinquish Roadrunner from its obligations hereunder. From the date hereof until the Closing, Coyote shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to provide, and to use reasonable best efforts to cause its and their respective Representatives to provide, all cooperation as may be reasonably requested by Roadrunner in connection with the arrangement, procurement and consummation of the Financing, and is customarily provided for borrowers in financing of the type contemplated by the Financing Commitment including, without limitation:

(i) designating appropriate members of senior management of the Coyote Entities to participate, at reasonable times to be mutually agreed, in a reasonable number of bank meetings and lender presentations or other customary syndication activities;

(ii) assisting Roadrunner and the Financing Sources with the timely preparation of (A) bank information memoranda, (B) rating agency presentations and (C) other customary marketing and syndication documents and materials, in each case, as is customary and reasonably required to consummate the Financing necessary to fund the Required Amount (such documents and materials, collectively, the “Financing Documents”);

(iii) assisting Roadrunner and its Representatives in connection with the preparation of, definitive financing documents, including any schedules and exhibits thereto as may be reasonably requested by Roadrunner and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Financing (including assisting in preparing schedules for the financing documentation and schedules required to be pledged as security as may be reasonably requested), it being understood that such documents will not take effect until the Effective Time;

(iv) delivering customary payoff letter providing for, subject to receipt of the applicable payoff amount, customary lien releases with respect to the Indebtedness required by this Agreement to be terminated;

(v) reasonably assisting Roadrunner in obtaining corporate, corporate family, credit and/or facility ratings from rating agencies (including the execution and delivery of customary authorization letters);

(vi) furnishing Roadrunner and its Representatives promptly, and in any event at least three (3) Business Days prior to the Closing Date (to the extent requested by Roadrunner in writing at least ten (10) Business Days prior to the Closing Date), with all documentation and other information required with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and certification regarding beneficial ownership as required by the Beneficial Ownership Regulation;

(vii) reasonably assisting with the preparing of the customary pro forma financial statements required in connection with the Financing (it being understood and agreed that Coyote shall not be required to provide information relating to (A) the proposed aggregate amount of the Financing, together with assumed interest rates, dividends (if any), fees and expenses relating to the incurrence of the Financing, for the transactions contemplated hereby, (B) the assumed pro forma capitalization of Coyote after giving effect to the Closing, the Financing and the refinancing or repayment of any indebtedness of Coyote and its Subsidiaries in connection therewith or (C) any post-Closing or pro forma assumed cost savings, synergies and similar adjustments (and the assumptions relating thereto)); and

(viii) furnishing such financial and operating data regarding Coyote and its Subsidiaries that would enable Roadrunner or the Financing Sources to prepare or roll forward, as applicable, a customary quality of earnings analysis or report with respect to Coyote and its Subsidiaries.

(b) Coyote hereby consents, on behalf of itself and its Subsidiaries, to the use of all logos of the Coyote Entities solely in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage any Coyote Entity or the reputation or goodwill of any Coyote Entity and (ii) are used solely in connection with a description of any Coyote Entity, their respective businesses and products or the transactions contemplated hereby.

(c) Notwithstanding the foregoing, (x) nothing contained in this Section 7.13 shall require cooperation with Roadrunner to the extent it would interfere unreasonably with the business and operations of the Coyote Entities, encumber any of the assets of the Coyote Entities prior to the Closing, require any Coyote Entity to pay any commitment or other fee or make any other payment in connection with the Financing prior to the Closing (unless contemporaneously reimbursed by Roadrunner pursuant to the terms of this Agreement), result in a breach of any contract in effect as of the date hereof, or impose any liability on any Coyote Entity prior to the Closing, and (y) no Coyote Entity, nor any of their respective directors or officers, shall (A) be required to execute or enter into any certificate, instrument, agreement or other document or take any action in the capacity as a member of the board of managers or member of any Coyote Entity to authorize or approve the Financing prior to the Closing, (B) be required to adopt resolutions approving or otherwise approving the agreements, documents or instruments pursuant to which the Financing is made, (C) have any liability or any obligation under any definitive agreement or any other agreement or document related to the Financing, (D) be required to take or permit the taking of any action that could reasonably be expected to conflict with any of the Coyote Entities’ respective organizational documents as of the date hereof, or any applicable Law, (E) be required to take or permit the taking of any action that provides access to or discloses information that Coyote or any of its Affiliates determines would reasonably be expected to jeopardize any attorney-client privilege of Coyote or any of its Affiliates, (F) be required to prepare or deliver (1) any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (2) any projections or pro forma financial statements, (G) be required to incur any other liability in connection with the Financing or (H) incur any out-of-pocket expense, Liability or obligation in connection with the Financing.

(d) Roadrunner shall promptly, upon written request by Coyote, reimburse Coyote and their respective Representatives for any out-of-pocket costs and expenses (including attorneys’ fees) incurred by it at Roadrunner’s request in connection with the cooperation of the Coyote Entities contemplated by this Section 7.13 and shall indemnify and hold harmless the Coyote Entities for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Roadrunner pursuant to this Section 7.13 and any information utilized in connection therewith.

(e) Roadrunner shall use its reasonable best efforts to obtain the Financing on the terms and conditions set forth in the Financing Commitment, including by using reasonable best efforts to (i) maintain in effect the Financing Commitment and comply with its obligations thereunder, (ii) negotiate definitive agreements with respect to the Financing (the “Financing Agreements”) on terms and conditions materially consistent with those set forth in the Financing Commitment (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions contained in any Fee Letter), in each case which terms do not impose new or additional conditions, or expand on the existing conditions, to the funding of the proceeds of the Financing at or prior to the Closing or reduce the aggregate amount of the proceeds from the Financing below the Required Amount (taking into account cash on hand), subject to any amendments or modifications thereto permitted by this Agreement, (iii) satisfy (or obtain waivers of) on a timely basis all conditions set forth in the Financing Commitment or Financing Agreements applicable to Roadrunner and its Subsidiaries to obtain the Financing and to the extent within its control, and (iv) upon satisfaction of such conditions and the other conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), consummate the Financing at or prior to the Closing (and in any event prior to the End Date). Subject to the terms hereof, Roadrunner shall furnish to Coyote correct and complete copies of any Financing Agreement or any Alternate Financing Commitment (as defined below) and, in each case, ancillary documents thereto.

(f) Without Coyote’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) Roadrunner shall not agree to any termination, replacement, amendment, supplement or other modification or, or waive any of its rights under, the Financing Commitment or the Financing Agreements with respect to the Financing Commitment, if such termination, replacement, amendment, supplement or other modification would (any of the following being, a “Prohibited Amendment”) (w) reduce the amount of aggregate cash proceeds available from the Financing below an amount that, when combined with available cash of Roadrunner, is sufficient to fund the Required Amount, (x) impose new or additional conditions precedent or expand or modify any existing condition precedent to the funding of the Financing, (y) prevent, delay or impede the consummation of the Contribution, the Financing or the other transactions contemplated by this Agreement or (z) impact the ability of Roadrunner to enforce its rights against other parties to the Financing Commitment of the definitive agreements with respect thereto; provided that (x) Roadrunner may amend the Financing Commitment to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Financing Commitment as of the date of this Agreement, (2) in connection with an Alternate Financing Commitment, or (3) to the extent not otherwise constituting a Prohibited Amendment, and (y) the existence or exercise of any “flex” provisions in the Fee Letter as in effect on the date of this Agreement shall not be prohibited, but only to the extent doing so would not impose new or additional conditions precedent or expand or modify any existing condition precedent to the receipt and availability of the Financing. Upon any such permitted amendment, supplement, modification, waiver or replacement of the Financing Commitment in accordance with this Section 7.13(f), the terms “Financing Commitment” and “Financing” shall refer to the Financing Commitment as so amended, supplemented, modified, waived or replaced and the debt financing contemplated thereby. Without limiting the generality of the foregoing, Roadrunner shall give Coyote and its counsel prompt written notice: (A) of any material breach or default by any party to the Financing Commitment, in each case, of which Roadrunner becomes aware; and (B) of the receipt of any written notice or other written communication from any Person with respect to any breach or default or threatened breach, termination or repudiation by any party to any Financing Commitment. If any portion of the Financing becomes unavailable (after giving effect to any other financing sources than available) on the terms and conditions (including the flex provisions) contemplated in the Financing Commitment in effect on the date of this Agreement (other than as a result of the termination of the Financing Commitment on the End Date pursuant to the terms thereof) so as to reduce the amount of aggregate cash proceeds from the portion of the Financing that is still available below an amount that, when combined with available cash of Roadrunner, is sufficient to fund the Required Amount, Roadrunner shall use their reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternate financing from the same or alternative sources in an amount sufficient, when added to the portion of the Financing being replaced that is still available and available cash of Roadrunner, to fund the Required Amount and on terms and conditions that are not less favorable to Roadrunner, taken as a whole (taking into account any flex provisions), than those set forth in the Financing Commitment in effect on the date of this Agreement (“Alternate Financing” and the agreement that evidences such commitment, the “Alternate Financing Commitment”). Roadrunner shall, upon Coyote’s reasonable request from time to time, keep Coyote and its counsel reasonably informed of the status of their efforts to arrange the Financing in reasonable detail. Any reference in this Agreement to the “Financing” and “Financing Commitment” (other than Section 5.14) shall include the financing contemplated by the Financing Commitment on the date of this Agreement, as permitted to be amended, modified or replaced (in whole or in part) by this Section 7.13, including any Alternate Financing Commitment.

(g) Notwithstanding anything in this Agreement to the contrary, no Financing Source shall have any liability for any obligations or liabilities of any Coyote Entity or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the Transactions, the Financing or the other transactions contemplated hereby or by the Financing Documents. In no event shall Coyote or any of its Affiliates (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source in its capacity as such or (ii) seek to enforce the commitments directly against, make any claims for breach of the commitments contained in the Financing Commitment against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Financing or the obligations of the Financing Sources thereunder. Nothing in this Section 7.13(g)shall in anyway limit or qualify the rights, obligations and liabilities of the parties to the Financing Commitment under the Financing Commitment or the rights of Coyote to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, Roadrunner, New Pubco or Merger Sub.

(h) No other provision of this Agreement shall be deemed to expand or modify the foregoing obligations of the Coyote Entities with respect to the Financing, which are the sole obligations of the Coyote Entities with respect to the Financing.

Section 7.14 Director and Officer Liability.

(a) From and after the Closing, to the extent permitted by applicable Law, the Coyote Entities will (and New Pubco will cause the Coyote Entities to) (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors, managers and officers of the Coyote Entities (in their respective capacities as such) (each, an “Indemnified Party”) to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any act or omission by the Indemnified Party in his or her capacity as a director, manager or officer of any Coyote Entity prior to the Closing, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by any Coyote Entity pursuant to the charters, bylaws, limited liability company agreements or other organizational documents of the Coyote Entities and any indemnification agreements in existence on the date hereof with any Indemnified Party and (ii) cause to be maintained in effect in the charters, bylaws, limited liability company agreements or other organizational documents of the Coyote Entities (or any successors thereto) for a period of six (6) years after the Closing Date, provisions regarding indemnification, limitation of liability and advancement of expenses of Indemnified Parties to the same extent as such provisions contained in the charters, bylaws, limited liability company agreements or other organizational documents of the Coyote Entities as of the date hereof.

(b) On or prior to the Closing, Coyote shall cause to be obtained, and to be effective at the Closing, one or more prepaid “tail” insurance policies covering the Indemnified Parties (the “D&O Insurance”) with a claims period of at least six (6) years from the Closing Date containing terms and conditions that are, taken as a whole, at least as favorable as the Coyote Entities’ existing D&O Insurance for claims arising from facts or events that occurred at or prior to the Effective Time; provided that the maximum aggregate premium for such “tail” insurance policies for the full six (6) year period shall not exceed three hundred percent (300%) of the amount paid by the Coyote Entities for coverage during the last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”). If such insurance can only be obtained at an annual premium in excess of the Maximum Annual Premium, then Coyote shall obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Annual Premium in the aggregate. The cost of the D&O Insurance shall be borne by New Pubco and shall not constitute a Coyote Transaction Expense.

(c) If Roadrunner or Coyote or any of its successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual or entity, then, proper provisions shall be made so that the successors and assigns of Roadrunner or Coyote shall, as applicable, assume all of the obligations set forth in this Section 7.14(c).

Section 7.15 Coyote Closing Deliveries. At the Closing, Coyote or the Sellers shall deliver or cause to be delivered to Roadrunner and New Pubco:

(a) a certificate duly executed by the Chief Executive Officer of Coyote, dated as of the Closing, attesting to the satisfaction of the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c);

(b) a payoff letter (the “Payoff Letter”), duly executed by the applicable lenders (or agent thereof), with respect to all Indebtedness of the Coyote Entities set forth in Section 7.15(b) of the Coyote Disclosure Schedule (the “Coyote Existing Debt”), which Payoff Letter shall be in form and substance reasonably satisfactory to Roadrunner and, in any event, shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the relevant Coyote Existing Debt as of the anticipated Closing Date (and the per diem accrual thereafter) (such amount the “Payoff Amount”), (ii) state that immediately upon receipt of the Payoff Amount as set forth in each such Payoff Letter, (A) the related Coyote Existing Debt and all related loan documents shall be automatically terminated (but excluding any obligations that, by their express terms, are to survive the termination of any Coyote Existing Debt and the related loan documents), and (B) all Liens and all guarantees in connection therewith relating to the assets and properties of any Coyote Entity securing such obligations shall be automatically released and terminated, in each case, without further action by any Person, and (iii) be accompanied by UCC termination statements, releases and any other documentation reasonably requested to evidence the satisfaction in full of such Indebtedness and the release of any and all Liens, other than Permitted Liens, relating to the assets, equity and property of the Coyote Entities;

(c) a copy of the Assignment and Assumption Agreement duly executed by each Seller;

(d) a copy of the Registration Rights Agreement and Seller Investor Rights Agreement duly executed by each Seller;

(e) duly executed letters of resignation, in a form reasonably acceptable to Roadrunner, of each of the officers and directors of the Coyote Entities as Roadrunner may request in writing at least seven (7) Business Days prior to the Closing, resigning from the positions held by such individual as set forth opposite such individual’s name thereon;

(f) duly executed copies of the documentation evidencing the Coyote Reorganization to reasonably inform Roadrunner that such Coyote Reorganization has been completed in accordance with the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule; and

(g) evidence of the termination of each of the Contracts set forth on Section 7.15(g) of the Coyote Disclosure Schedule.

Section 7.16 New Pubco and Roadrunner Closing Deliverables.

(a) At the Closing, New Pubco and Roadrunner shall deliver or cause to be delivered to Coyote:

(i) confirmation (it being agreed that email confirmation from New Pubco’s transfer agent shall be sufficient) that ownership of the shares of New Pubco Common Stock comprising the Consideration has been recorded in the name of each Seller, in accordance with each Seller’s Pro Rata Share, in the books and records of New Pubco and/or its transfer agent;

(ii) a copy of the Registration Rights Agreement duly executed by New Pubco and TCP-ASC;

(iii) a copy of the Seller Investor Rights Agreement duly executed by New Pubco;

(iv) a copy of the TCP-ASC Investor Rights Agreement duly executed by New Pubco and TCP-ASC;

(v) a copy of the Assignment and Assumption Agreement duly executed by New Pubco;

(vi) a certificate duly executed by the Chief Executive Officer of Roadrunner, dated as of the Closing, attesting to the satisfaction of the conditions set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c); and

(vii) a duly executed consent by TCP-ASC authorizing the Transactions and the other transactions contemplated by this Agreement that require such consent pursuant to the Existing Investor Rights Agreement.

(b) At the Closing, New Pubco and Roadrunner shall pay or cause to be paid:

(i) an amount equal to, in the aggregate, the Coyote Transaction Expenses to accounts specified by Coyote in invoices provided to Roadrunner at least two (2) Business Days prior to the Closing Date;

(ii) an amount equal to, in the aggregate, the Payoff Amount to the account(s) specified in the Payoff Letter;

(iii) to each Specified Cash Payee, the portion of the Specified Payment Amount payable to such Person as set forth in the Estimated Closing Statement, in each case pursuant to the account specified by Coyote at least two (2) Business Days prior to the Closing Date; and

(iv) the Operating Expense Amount to the account or accounts specified by Coyote at least two (2) Business Days prior to the Closing Date.

Section 7.17 R&W Insurance Policy. Prior to the Closing, Roadrunner or an Affiliate thereof may procure a representation and warranty insurance policy in respect of this Agreement (a “R&W Insurance Policy”). Notwithstanding the foregoing, in no event shall Roadrunner’s or such Affiliate’s obtaining of a R&W Insurance Policy be a condition to the Closing or Roadrunner’s, New Pubco’s or Merger Sub’s obligations under this Agreement or any other Transaction Agreement. The policy premium for, and all other costs and expenses attributable to, placement of any R&W Insurance Policy shall be paid by New Pubco or its Subsidiaries. Any R&W Insurance Policy shall provide the insurers thereunder may not seek from the Sellers contribution, subrogation or any other recovery of any kind in respect thereof other than with respect to Fraud. Any R&W Insurance Policy shall not be amended or waived in any manner that would reasonably be expected to result in a material and adverse impact on the rights of a Seller or any of its Affiliates set forth herein (including any amendment or waiver to any rights of the insurers thereunder in respect of subrogation against such Seller or any of its Affiliates) without the prior written consent of such Seller.

Section 7.18 Notification of Certain Events.

(a) Upon written request from Coyote, but in no event more than once per calendar month, and concurrently with Roadrunner’s deliver of the Roadrunner shall notify the Sellers in writing (e-mail being sufficient) of any issuance (or promise to issue) of (i) shares of Roadrunner Common Stock, (ii) securities convertible or exchangeable into shares of Roadrunner Common Stock (calculated on an as-converted basis) or (iii) options to purchase shares of Roadrunner Common Stock (other than options issued to Roadrunner Employees in the ordinary course of business consistent with past practice).

(b) In the event that, following the Closing, the employment of any Coyote Employee listed on Section 3.03(b) of the Coyote Disclosure Schedule with a Roadrunner Entity or Coyote Entity, as applicable, is terminated for any reason, New Pubco shall use its reasonable best efforts to notify the Sellers in writing (e-mail being sufficient) of such termination and provide reasonable details of the circumstances thereof no later than the earlier of (i) the end of the calendar quarter in which such termination occurred (if such termination occurs at least twenty (20) days prior to the end of such quarter) and (ii) thirty (30) days following such termination.

Section 7.19 Section 280G. In the event that the execution of this Agreement or the consummation of the transactions contemplated hereby could entitle any “disqualified individual” to a “parachute payment” (as each such term is defined in Section 280G of the Code), then, prior to the Closing, Coyote shall use commercially best efforts to (A) obtain a waiver in a form reasonably acceptable to Roadrunner from each such disqualified individual (collectively, the “Waivers”) of his or her right to receive any payment that could constitute a parachute payment under Section 280G of the Code (collectively, the “Waived Payments”) and (B) thereafter submit the Waived Payments to a shareholder vote consistent with the requirements of Section 280G of the Code (the “280G Shareholder Vote”). At least three (3) Business Days prior to Closing, Coyote shall provide drafts of the Waivers and all 280G Shareholder Vote materials (including calculations) to Roadrunner or its counsel for its review and comment and shall consider such comments in good faith. Prior to the Closing, Coyote shall deliver to Roadrunner or its counsel evidence that an effective 280G Shareholder Vote was solicited and that either (a) the requisite number of shareholder votes was obtained and the Waived Payments or (b) the requisite number of shareholder votes was not obtained and no Waived Payments shall be made.

Section 7.20 Certain Name Changes. No later than ten (10) days after the Closing, New Pubco and Roadrunner shall, to the extent applicable, cause the name of each Coyote Entity to be changed to remove any reference to “NMC”, “New Mountain Partners” or any combination, abbreviation or derivation thereof and deliver evidence of such changes to the Sellers within ten (10) days after the Closing.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each Party to effect the Transactions are subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a) Requisite Regulatory Approvals. (i) All waiting periods (and extensions thereof) under the HSR Act relating to the transactions contemplated by the Transaction Agreements shall have expired or been terminated, (ii) the European Commission shall have issued a decision under Article 6(1)(b), Article 8(1) or Article 8(2) of the EU Merger Regulation (or being deemed to have taken such a decision under Article 10(6) of the EU Merger Regulation), declaring the Merger or relevant part of the Merger compatible with the common market and (iii) an approval or conditional approval shall have been obtained pursuant to the Specified Foreign Competition Laws or the review period shall have expired pursuant to the Specified Foreign Competition Laws without a decision having been issued, in each case if applicable.

(b) No Injunctions or Restraints. No provision of any applicable Law, and no judgment, injunction, Order or decree (whether temporary, preliminary or permanent) of, or Proceeding initiated by, any Governmental Authority of competent jurisdiction, shall be in effect which prevents, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(c) Registration Statement Effectiveness. The Registration Statement shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no Proceedings for such purpose shall be pending before the SEC.

(d) Requisite Vote. The Stock Issuance shall have been approved by holders of shares of Roadrunner Common Stock constituting the Requisite Vote.

(e) New Pubco Common Stock Listing. The shares of New Pubco Common Stock issuable pursuant to the Merger in accordance with Section 2.01(b) shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 8.02 Conditions to Obligations of Roadrunner. The obligations of Roadrunner to effect the Transactions are further subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties contained (i) in clause (b) of Section 3.08 (Absence of Certain Events), Section 3.14 (Tax Qualification) and Section 4.07 (Investment Representations) shall be true and correct in all respects on and as of the date of this Agreement and at and as of the Closing, (ii) in Section 3.03(a) (Capital Structure) and Section 4.05 (Capital Structure) shall be true and correct in all respects on and as of the date of this Agreement and at and as of the Closing (except for de minimis inaccuracies) and (iii) in Section 3.01 (Organization), Section 3.03(b) (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.21 (Brokers and Other Fees), Section 4.01 (Organization) (d) (Authority; Execution and Delivery; Enforceability) and Section 4.06 (Brokers and Other Fees) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar qualification set forth therein) in all material respects on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of Coyote or the Sellers, as applicable, contained in this Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar qualification set forth therein) on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Coyote Entities. Each of the Coyote Entities shall have performed and complied in all material respects with all agreements, covenants and conditions required under this Agreement to be performed or complied with by such Coyote Entity at or prior to the Closing Date.

(c) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Certain Documentation. Coyote shall have delivered duly executed copies of each of the documents required to be delivered pursuant to Section 8.02(d) of the Coyote Disclosure Schedule.

(e) Coyote Reorganization. The Coyote Entities and their respective Subsidiaries and Affiliates shall have completed the Coyote Reorganization pursuant to, and in accordance with, the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule (as it may be amended in accordance with the terms of this Agreement) and (to the extent the form of any such documentation has not been approved prior to the date hereof) prior to the consummation of any such steps shall have provided Roadrunner with all documentation related to the Coyote Reorganization for Roadrunner’s review and approval (such approval, not to be unreasonably withheld, conditioned, or delayed), and following the consummation thereof, documentation evidencing that such Coyote Reorganization has been completed in accordance in all material respects with the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule (as it may be amended in accordance with the terms of this Agreement).

(f) Other Closing Deliveries. Coyote shall have delivered or caused to be delivered the documentation required to be delivered pursuant to Section 7.15.

Section 8.03 Conditions to Obligations of Coyote and Seller. The obligations of Coyote and the Sellers to effect the Transactions are further subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Roadrunner contained (i) in clause (a) of Section 5.09 (Absence of Certain Changes or Events), Section 5.11 (Tax Qualification) and in Section 5.19 (Rule 16b-3 Exemption) shall be true and correct in all respects on and as of the date of this Agreement and at and as of the Closing and (ii) in Section 5.01 (Organization), Section 5.04 (Capital Structure) and Section 5.05 (Authority; Execution and Delivery, Enforceability) shall be true and correct (without giving effect to any limitation as to “materiality,” “Roadrunner Material Adverse Effect” or similar qualification set forth therein) in all material respects on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of Roadrunner contained in this Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Roadrunner Material Adverse Effect” or similar qualification set forth therein) on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Roadrunner Material Adverse Effect” or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Roadrunner Material Adverse Effect.

(b) Performance of Obligations of Roadrunner. Roadrunner and New Pubco shall have performed and complied in all material respects with all agreements, covenants and conditions required under this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c) Absence of Roadrunner Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Roadrunner Material Adverse Effect.

(d) Other Closing Deliveries. Roadrunner shall have delivered or caused to be delivered the documentation required to be delivered pursuant to Section 7.16.

ARTICLE IX

TERMINATION

Section 9.01 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transactions and other transactions contemplated herein may be abandoned at any time before the Closing:

(a) Mutual Consent. By the mutual written agreement of Roadrunner and Coyote;

(b) Breach of Representations, Warranties, Covenants or Agreements.

(i) By Roadrunner upon delivery of written notice to Coyote, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by Coyote or a Seller in this Agreement, which breach or failure to perform (A) would cause the failure of a condition set forth in Section 8.01 or Section 8.02 to be satisfied as of the Closing Date and (B) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to Coyote from Roadrunner of such breach; provided that Roadrunner may not terminate this Agreement pursuant to this Section 9.01(b)(i) if Roadrunner is then in breach of this Agreement in any material respect (which breach has not been cured) so as to cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied.

(ii) By Coyote upon delivery of written notice to Roadrunner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by Roadrunner in this Agreement, which breach or failure to perform (A) would cause the failure of a condition set forth in Section 8.01 or Section 8.03 to be satisfied as of the Closing Date and (B) (x) cannot be cured prior to the End Date or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to Roadrunner from Coyote of such breach; provided that Coyote may not terminate this Agreement pursuant to this Section 9.01(b)(ii) if Coyote is then in breach of this Agreement in any material respect (which breach has not been cured) so as to cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied.

(c) End Date. By Coyote or Roadrunner upon delivery of written notice to the other if the Closing has not occurred on before July 31, 2022 (the “End Date”); provided that neither Roadrunner nor Coyote will be entitled to terminate this Agreement pursuant to this Section 9.01(c) if the breach of, or failure to fulfill any obligation under, this Agreement by, in the case of Roadrunner, any of Roadrunner, New Pubco or Merger Sub or, in the case of Coyote, any Coyote Entity, has been the principal cause of the failure of the Closing to occur at or prior to such time on the End Date.

(d) Orders; Laws. By either Roadrunner or Coyote upon delivery of written notice to the other if any Governmental Authority shall have issued or entered any final and non-appealable Order or enacted any Law which, in any such case, (i) permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or (ii) would prevent the Closing from occurring as contemplated by this Agreement on or prior to the End Date.

(e) Requisite Vote. By either Roadrunner or Coyote upon delivery of written notice to the other if approval of the Stock Issuance by the stockholders of Roadrunner shall not have occurred at the Stockholders Meeting or at any adjournment or postponement thereof at which a vote upon the approval of the Stock Issuance was taken.

(f) Other. By Coyote, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents on the Closing Date, but which conditions are capable of being satisfied if the Closing Date were the date of the notice of termination delivered by Coyote to Roadrunner) have been satisfied or waived, (ii) Roadrunner and New Pubco have failed to consummate the Closing on the date on which they are required pursuant to Section 1.04, (iii) Coyote delivers written notice to Roadrunner stating that (A) the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or that Coyote is willing to irrevocably waive any unsatisfied conditions and (B) that Coyote is ready, willing and able to consummate the Transactions, and (iv) Roadrunner and New Pubco have not consummated the Closing within three (3) Business Days following receipt of such notice.

Section 9.02 Effect of Termination.

(a) In the event this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any Party (or any Affiliate, stockholder, member, director, officer, employee, agent, consultant or Representative of such Party or its Affiliates); provided that, the termination of this Agreement shall not relieve (a) Roadrunner from any obligation to pay, if applicable, the Transaction Expense Reimbursement Amount pursuant to Section 9.02(b) or (b) any Party from any liability for such Party’s willful and material breach of a covenant, representation or warranty contained in this Agreement occurring prior to such termination, or for such Party’s actual Fraud. The provisions of Section 7.13(d), this Section 9.02, Section 9.04, ARTICLE X, ARTICLE XI and the Confidentiality Agreement shall survive any termination hereof. For purposes of this Agreement, “willful and material breach” shall mean a breach that is a consequence of an act undertaken, or failed to be undertaken, by the breaching party with the knowledge that the taking of such act, or the failure to take such act would, or would reasonably be expected to, result in a material breach of this Agreement.

(b) If this Agreement is terminated by Coyote pursuant to Section 9.01(f)then Roadrunner shall, within two (2) Business Days after such termination (or if later, two (2) Business Days after Coyote delivers to Roadrunner invoices or other supporting documentation with respect to Coyote Transaction Expenses), pay to Coyote an amount equal to the lesser of (i) the Coyote Transaction Expenses to the extent they are out-of-pocket fees and expenses (excluding internal expenses) and (ii) $10,000,000, by wire transfer of immediately available funds to an account specified by Coyote in writing (the “Transaction Expense Reimbursement Amount”). If Roadrunner fails to pay the Transaction Expense Reimbursement Amount as set forth herein, Roadrunner shall also be liable for any reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by Coyote, the Sellers or their Affiliates in connection with their collection efforts under this Section 9.02 to receive the Transaction Expense Reimbursement Amount.

(c) Each Party acknowledges that the agreements contained in this Section 9.02 are an integral part of this Agreement. The Parties further acknowledge that the Transaction Expense Reimbursement Amount shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Coyote and Seller in the circumstances in which the Transaction Expense Reimbursement Amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the other Transaction Agreements and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. The Parties further acknowledge that the right to receive the Transaction Expense Reimbursement Amount shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 9.04, provided that in no event shall Coyote or Seller be entitled to receive both specific performance and payment of the Transaction Expense Reimbursement Amount.

(d) Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting Coyote and Seller’s rights to specific performance as provided in Section 9.04, in any circumstance in which Coyote is paid the Transaction Expense Reimbursement Amount by Roadrunner pursuant to Section 9.02(b), the Transaction Expense Reimbursement Amount (together with any Enforcement Costs and Coyote’s and Seller’s rights to reimbursement and indemnification pursuant to Section 7.13(d)) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Coyote, Seller and their respective former, current or future stockholders, partners, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, partner, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Coyote Related Parties”) against Roadrunner, New Pubco, Merger Sub, any Financing Source, their respective Subsidiaries and their respective former, current or future stockholders, partners, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, partner, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Roadrunner Related Parties”) for any loss or damage suffered as a result of the failure of the Transactions and the other transactions contemplated by this Agreement or any other Transaction Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any other Transaction Agreement or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of the Transaction Expense Reimbursement Amount (together with any Enforcement Costs and any obligations pursuant to Section 7.13(d)), none of the Roadrunner Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any other Transaction Agreement or in respect of representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing herein shall relieve Roadrunner, New Pubco or Merger Sub from liability for willful and material breach of a covenant, representation or warranty contained in this Agreement occurring prior to such termination or for such Party’s actual Fraud.

Section 9.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties or (b) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.04 Remedies. Each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement. Without limiting the generality of the foregoing, each of the parties acknowledges that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement and that irreparable harm would result if this Agreement were not specifically enforced. Therefore, the rights and obligations of the Parties shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and shall be granted in connection therewith, without the necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at Law. A Party’s right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such Party. Notwithstanding anything the foregoing or anything in this Agreement to the contrary, in no event shall any Party entitled to specific performance to cause the other Parties to consummate the Closing unless the Financing (or Alternate Financing) has been funded or will be funded at the Closing.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Expenses. Except as otherwise provided elsewhere in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given and effective (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (iii) immediately upon delivery by hand on a Business Day during regular business hours, (iv) upon transmission, if sent via email prior to 5:00 p.m. New York time on a Business Day (provided that a copy is also sent for next Business Day delivery pursuant to clause (ii) above) or (v) the Business Day following transmission, if sent via email at or after 5:00 p.m. New York time on a Business Day (provided that a copy is also sent for next Business Day delivery pursuant to clause (ii) above), in each case, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) Roadrunner, to:

R1 RCM Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

Attention: Sean Radcliffe

Email: sradcliffe@r1rcm.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

Attention: Richard W. Porter, P.C.; Robert M. Hayward, P.C.; Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com; robert.hayward@kirkland.com; bradley.reed@kirkland.com

(b) if to Coyote or the Sellers, to

Revint Holdings, LLC

1100 Peachtree Street, Suite 1550

Atlanta, GA 30309

Attention: Kathryn Stalmack

Email: kathryn.stalmack@cloudmed.com

and

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matthew Holt; Jack Qian

Email: mholt@newmountaincapital.com; jqian@newmountaincapital.com with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John E. Sorkin; Andrew P. Silver

Email: john.sorkin@ropesgray.com; andrew.silver@ropesgray.com

Section 10.03 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article, a Section, an Exhibit or a Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not in any way affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The words “neither,” “nor,” “any,” “either” and “or” shall be inclusive and not exclusive. The word “extent” in the phrase “to the extent” means the degree to which the subject extends and does not simply mean “if.” References to “dollars” or “$” are references to U.S. dollars. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to any Person include the successors and permitted assigns of that Person. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any Contract are to that Contract as amended, modified or supplemented from time to time.

(b) The Parties acknowledge and agree that they have been represented by legal counsel during, and have participated jointly in, the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 10.04 Disclosure Schedules.

(a) The Coyote Entities have set forth certain information in the Coyote Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. Notwithstanding anything to the contrary herein, a matter set forth in one section of the Coyote Disclosure Schedule need not be set forth in any other section of the Coyote Disclosure Schedule so long as its relevance to such other section of the Coyote Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the information disclosed in such Coyote Disclosure Schedule. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Coyote Disclosure Schedule does not and shall not be deemed to create or imply a standard of materiality hereunder.

(b) Roadrunner has set forth certain information in the Roadrunner Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. Notwithstanding anything to the contrary herein, a matter set forth in one section of the Roadrunner Disclosure Schedule need not be set forth in any other section of the Roadrunner Disclosure Schedule so long as its relevance to such other section of the Roadrunner Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the information disclosed in such Roadrunner Disclosure Schedule. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Roadrunner Disclosure Schedule does not and shall not be deemed to create or imply a standard of materiality hereunder.

(c) The information contained in this Agreement, in the Coyote Disclosure Schedule and in the Roadrunner Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contractual obligation or (ii)  that such information is material or required to be provided or disclosed under this Agreement.

Section  10.05 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and in a manner so as to as closely as possible provide the Parties with the intended benefits, net of the intended burdens, set forth in any such invalid, void or unenforceable provision.

Section 10.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by DocuSign, facsimile or scanned pages shall be effective as a delivery of a manually executed counterpart of this Agreement. To the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures.

Section 10.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements (including the documents and instruments referred to herein and therein, including the Coyote Disclosure Schedules and the Roadrunner Disclosure Schedules) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, other than the Confidentiality Agreement which shall survive the execution and delivery of this Agreement in accordance with its terms and (b) except as provided in Section 7.14 (which is intended for the benefit of only the Persons specifically named therein) are not intended to confer upon any Person other than the Parties any rights or remedies; provided that, notwithstanding the foregoing, the Financing Sources shall be express third-party beneficiaries of this Section 10.07(b), Section 7.13(g), Section 9.02(d), the final sentence of Section 10.08, Section 10.11 and Section 10.12(c).

Section 10.08 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, each party hereto agrees that all disputes or controversies arising out of or relating to this Agreement, the Financing or the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York, except as otherwise provided in the commitment letter or definitive documentation with respect to the Financing.

Section 10.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any Coyote Entity, without the prior written consent of Roadrunner in its sole discretion, and by Roadrunner, New Pubco or Merger Sub, without the prior written consent of Coyote in its sole discretion; provided that Roadrunner, New Pubco and Merger Sub shall have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement (a) from and after the Effective Time to any of their respective Affiliates; (b) from and after the Effective Time in connection with a merger or consolidation involving Roadrunner or New Pubco or other disposition of all or substantially all of the assets of Roadrunner or New Pubco; or (c) to any Financing Source pursuant to the terms of the Financing Documents for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing, it being understood that such assignment will not impede or delay the consummation of the Transactions. Any purported assignment without such required consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

Section 10.10 Consent to Jurisdiction. Each Party (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any federal court within the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court within the District of Delaware and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each Party agrees that (i) this Agreement involves at least $100,000and (ii) this Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708. Each Party agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Any judgment from any such court described above may, however, be enforced by any Party in any other court in any other jurisdiction. Notwithstanding the foregoing, each Party, including on behalf of its Affiliates, (a) agrees that it will not bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source, in any way relating to this Agreement or any of the Transactions or the other transactions contemplated hereby or by the other Transaction Agreements, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated by the Financing Commitment, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.02 shall be effective service of process against it for any such action brought in any such court, (d) hereby waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.11 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE FINANCING COMMITMENT (INCLUDING IN ANY ACTION, PROCEEDING, SUIT OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

(c) Notwithstanding anything in this Agreement to the contrary, the definitions of “Financing Sources” and “Lender,” this Section 10.12(c), Section 7.13(g), Section 9.02(d), Section 10.07(b), the final sentence of Section 10.08 and Section 10.11 (and any provision of this Agreement to the extent an amendment, modification or waiver of such provision would modify the substance of any such provision or Section) may not be amended, modified or waived in a manner that is materially adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources adversely affected thereby.

Section 10.13 Survival. The Parties, intending to modify any applicable statute of limitations, agree that none of the representations, warranties, covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time and all such provisions shall terminate as of the Effective Time, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Person in respect thereof; provided, however, that this Section 10.13 shall not limit (a) any claim or recovery available to Roadrunner, New Pubco or any of their Affiliates under any representations and warranties insurance policy that Roadrunner or New Pubco may procure in connection with the transactions contemplated by this Agreement in accordance with the terms thereof; (b) any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time, and such covenants or agreements shall survive until fully performed in accordance with their respective terms (including, for the avoidance of doubt, the covenants and agreements set forth in Section 7.06, which the Parties expressly agree shall survive the Effective Time); and (c) Section 6.01(a)(xviii) shall survive for ninety (90) days following the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 10.13 will not prevent or limit in any way a cause of action on account of Fraud.

Section 10.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named party to this Agreement, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing (or any present or future director, officer, employee, incorporator, authorized person, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Coyote Entities, Roadrunner, New Pubco or Merger Sub under this Agreement or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 10.14 will not prevent or limit in any way a cause of action on account of Fraud.

Section 10.15 Provision Respecting Representation of Company.

(a) Each of the Parties to this Agreement hereby covenants and agrees, on its own behalf and on behalf of its Affiliates, that, following the Closing, Ropes & Gray LLP (“Ropes”) may serve as counsel to the Sellers and their Affiliates or any manager, director, officer or employee of any of the foregoing (individually and collectively, the “Seller Group”) in connection with any matters related to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, including any litigation, claim or dispute arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, notwithstanding any representation of the Seller Group or any of the Coyote Entities and their respective Affiliates by Ropes prior to the Closing. Each of New Pubco and Roadrunner irrevocably (x) waives and will not assert, and each of them agrees to cause Roadrunner Subsidiaries and the Coyote Entities irrevocably to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of any member of the Seller Group or any other officer, employee, director or manager of any member of the Seller Group (any such Person, a “Designated Person”) in any matter involving or arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement or any other Transaction Agreement, or for the breach or alleged breach hereof or thereof, or any transactions contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding, whether in contract, in tort or otherwise) (each, a “Post-Closing Representation”), by Ropes (“Current Representation”), and (y) agrees that, in the event that a dispute (including litigation) arises after the Closing between Roadrunner or its Affiliates (including theCoyote Entities) on the one hand, and any of member of the Seller Group or any of their respective Affiliates, on the other hand, Ropes may represent any member of the Seller Group or their applicable Affiliates in such dispute, even though the interests of such Person(s) may be directly adverse to Roadrunner or its Affiliates (including the Coyote Entities) and even though Ropes may have represented one or more members of the Seller Group in a matter substantially related to such dispute.

(b) Each of New Pubco and Roadrunner agrees, on its own behalf and on behalf of the Roadrunner Subsidiaries (and, following the Closing, the Coyote Entities), that all communications involving attorney-client privilege and the expectation of client confidence with any Designated Person or any member of the Seller Group or its Affiliates occurring during the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with any of the Roadrunner Entities, and, following the Closing, with the Coyote Entities will be deemed to be the attorney-client privilege and the expectation of client confidence of, and shall belong to and be controlled solely by, the Seller Group and shall not be waived by any of the Roadrunner Entities, the Coyote Entities or the applicable Designated Person, it being the intention of theParties hereto that all such rights to such attorney-client privilege and confidential information and to control such attorney-client privilege and such confidential information will be retained by the Seller Group, and none of the Roadrunner Entities or any of their respective Affiliates (including the Coyote Entities from and after the Closing) will access or attempt to access any such information or use it in any way. In addition, from and after the Closing, all of the client files and records of or in the possession of Ropes related to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby will continue to be property of the Seller Group and controlled by the Seller Group, and none of the Roadrunner Entities or any of their respective Affiliates (including the Coyote Entities from and after the Closing) will retain any copies of such records or have or seek any access to them. Notwithstanding the foregoing, if after the Closing a dispute arises between New Pubco or one or more of its Subsidiaries, on the one hand, and a third party other than (and unaffiliated with) any Designated Person, on the other hand, then New Pubco or such Subsidiary (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications of the Current Representation; provided, that neither New Pubco, Roadrunner nor any of their respective Subsidiaries (including the Coyote Entities from and after the Closing) may waive such privilege without the prior written consent of the Sellers. Each of New Pubco and Roadrunner acknowledges that it has had adequate opportunity to consult with counsel of its choosing, and has consulted with such counsel, in connection with its decision to agree to the terms of this Section 10.15.

ARTICLE XI

DEFINITIONS

Section 11.01 Definitions. For purposes of this Agreement:

“Adjustment Time” means 11:59pm New York time on the day immediately prior to the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Assignment and Assumption Agreement” means a customary assignment and assumption agreement with respect to the Blocker Parent LLC Interests, in form and substance reasonably satisfactory to the Sellers and New Pubco.

“Blocker Parent” means Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), together with all rules and regulations and guidance issued by any Governmental Authority with respect thereto.

“Cash” means (a) the aggregate amount of unrestricted cash and cash equivalents of the Coyote Entities, net of overdrafts, as of the Adjustment Time, calculated without duplication in accordance with GAAP (including adding outstanding inbound checks, drafts and wires and subtracting outstanding outbound checks, drafts and wires) plus (b) the aggregate amount of all Excluded Coyote Expenses to the extent paid prior to the Adjustment Time minus (c) the Operating Expense Amount. For the avoidance of doubt, Cash shall not include amounts held in escrow for the benefit of third parties.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of September 13, 2021, by and between Roadrunner and Revint II.

“Consideration” means an aggregate of 138,400,874 shares of New Pubco Common Stock, subject to adjustment as follows: the foregoing number of shares of New Pubco Common Stock shall be (a) reduced (in the event the Coyote Net Debt Adjustment Amount is a negative number) by a number of shares of New Pubco Common Stock calculated by taking (y) the absolute value of the Coyote Net Debt Adjustment Amount, and dividing by (z) the New Pubco Per Share Price (for the avoidance of doubt, there shall be no adjustment pursuant to this clause (a) if the Coyote Net Debt Adjustment Amount is $0.00 or positive), (b) reduced (in the event the Coyote Net Transaction Expense Adjustment Amount is a negative number) or increased (in the event the Coyote Net Transaction Expense Adjustment Amount is a positive number) by a number of shares of New Pubco Common Stock calculated by taking (y) the absolute value of the Coyote Net Transaction Expense Adjustment Amount, and dividing by (z) the New Pubco Per Share Price (for the avoidance of doubt, there shall be no adjustment pursuant to this clause (b) if the Coyote Net Transaction Expense Adjustment Amount is $0.00), (c) increased by a number of shares New Pubco Common Stock equal to (i) the quotient of (y) the Interim Period Share Issuance Amount divided by (z) seven-tenths (0.7), minus (ii) the Interim Period Share Issuance Amount, (d) reduced by the number of Unvested Coyote Restricted Unit Shares and (e) reduced by a number of shares of New Pubco Common Stock calculated by taking(y) the value of the Specified Payment Amount and dividing by (z) the New Pubco Per Share Price.

“Contracts” means any binding agreement, contract, instrument, commitment, lease, guaranty, indenture, license, or other arrangement or understanding (and all amendments, side letters, modifications and supplements thereto) between parties or by one party in favor of another party, whether written or oral (but excluding, in each instance purchase orders).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including the CARES Act.

“Coyote Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by any Coyote Entity or to which any Coyote Entity makes, or has any obligation to make, any contributions or payments or with respect to which any Coyote Entity has or is reasonably expected to incur any liability.

“Coyote Employees” means any current or former employee, officer, director or individual independent contractor of any Coyote Entity.

“Coyote Entities” means, collectively, Coyote, Blocker Parent and any entities that will be Subsidiaries of Coyote or Blocker Parent following completion of the Coyote Reorganization.

“Coyote Net Debt” means (a) the Indebtedness of the Coyote Entities as of immediately prior to the Effective Time minus (b) the Cash of the Coyote Entities.

“Coyote Net Debt Adjustment Amount” means the amount equal to (a) $929,000,000 minus (b) the Coyote Net Debt (it being understood that the Coyote Net Debt Adjustment Amount shall be a negative number if Coyote Net Debt is greater than $929,000,000, and that the Coyote Net Debt Adjustment Amount shall be a positive number if the Coyote Net Debt is less than $929,000,000).

“Coyote Net Transaction Expense Adjustment Amount” means the amount equal to (a) thirty percent (30%) of the Roadrunner Transaction Expenses minus (b) seventy percent (70%) of the Coyote Transaction Expenses (it being understood that the Coyote Net Transaction Expense Amount shall be a negative number if the amount referred to in clause (b) is greater than clause (a), and that the Coyote Net Transaction Expense Adjustment Amount shall be a positive number if the amount referred to in clause (a) is greater than clause (b)).

“Coyote Reorganization” means the completion of the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule (as it may be amended in accordance with the terms of this Agreement).

“Coyote Transaction Expenses” means, without duplication, (a) all fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred or payable by any of the Coyote Entities in connection with the negotiation and execution of this Agreement and the Transaction Agreements, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (including any such amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the transactions contemplated hereby or thereby) and (b) all amounts (including (x) the employer portion of any associated payroll Taxes required to be paid by any of the Coyote Entities with respect thereto, (y) and any associated withholding Taxes in respect of Unvested Coyote Restricted Units required to be paid by any of the Coyote Entities by reason of a so-called “net settlement” of such units) payable by any of the Coyote Entities under any “change of control,” retention, incentive, termination, compensation, severance or other similar arrangements solely as a result of the consummation of the transactions contemplated hereby (excluding, for the avoidance of doubt, any such amounts that become payable as a result of any action or event (including any termination of employment) that occurs following the Closing), including any transaction or similar bonuses payable at or in connection with the Closing, in the case of each of clauses (a) and (b), (i) excluding (x) Excluded Coyote Expenses, (y) any amounts payable pursuant to the Triage Retention Bonus Awards and (z) fees, costs, expenses and other amounts incurred or payable as a result of Contracts entered into by Roadrunner or any of its Affiliates (other than Contracts entered into by any Coyote Entity prior to the Closing) and (ii) to the extent unpaid prior to the Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Employee Benefit Plan” means, in each case whether or not subject to ERISA, each deferred compensation, bonus, incentive compensation, stock purchase, stock option or other equity compensation, welfare (including each “welfare plan” (within the meaning of Section 3(1) of ERISA)), retirement (including each “pension plan” (within the meaning of Section 3(2) of ERISA)), employment, change-in-control, retention, severance or other employee benefit or compensation plan, program, agreement, or arrangement.

“Environmental Laws” means any Law concerning protection of the environment or natural resources, pollution or public or worker health and safety (with respect to exposure to Hazardous Materials), in each case in effect on or prior to the Closing Date.

“Environmental Permits” means Permits that are required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with any Coyote Entity is treated as a “single employer” within the meaning of Section 414 of the Code.

“EU Merger Regulation” means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder).

“Excluded Coyote Expenses” means any out of pocket expenses of the Coyote Entities (excluding, for the avoidance of doubt, internal costs of the Coyote Entities) in connection with (i) complying with a “second request” with respect to the HSR Act or in-depth or second phase investigation before the European Commission, (ii) Regulatory Proceeding or (iii) complying with Section 7.13.

“Executive Order” means Executive Order No. 13224 – Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, as amended from time to time.

“Existing Investor Rights Agreement” means the Investor Rights Agreement, dated as of February 16, 2016, between Roadrunner and TCP-ASC ACHI Series LLLP, as amended on January 15, 2021 (as the same may be amended, restated or modified from time to time).

“Financing Sources” means the Lenders that have committed to provide or arrange or otherwise entered into agreements to provide all or any part of the Financing, including the parties to any joinder agreements to the Financing Commitments, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“Fraud” means a claim for actual and intentional Delaware common law fraud with respect to the making of the representations and warranties set forth in this Agreement.

“GAAP” means United States generally accepted accounting principles as in effect from time to time but no later than the date of this Agreement.

“Governmental Authority” means any domestic (including federal, state or local), foreign or supranational government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, or any arbitrator or arbitral body (public or private).

“Hazardous Material” means any material, substance or waste which is regulated by or may give rise to standards of conduct or liability under any Environmental Law because of its hazardous, toxic or otherwise dangerous or deleterious properties or characteristics, including petroleum products and byproducts, asbestos, toxic mold, polychlorinated biphenyls and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, at any specified time and without duplication, any of the following indebtedness of any Person (whether or not contingent and including, without limitation, any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP (determined as if FASB Accounting Standards Codification Topic 842, Accounting for Leases, had never been adopted and is not in effect); (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations that have been drawn down, in each case, to the extent of such draw; (d) $80,046,733, representing the aggregate amount of the deferred and contingent obligations set forth on Section 11.01(a) of the Coyote Disclosure Schedule (reduced on a dollar-for-dollar basis by any amounts in respect of such obligations that are paid prior to the Adjustment Time); (e) all liabilities of such Person under conditional sale or other title retention agreements; (f) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (g) all Taxes deferred pursuant to the CARES Act or any Payroll Tax Executive Order; (h) all liabilities for unpaid severance with respect to Coyote Employees terminated prior to the Closing (including the employer portion of any applicable Taxes relating thereto): (i) accrued lease liabilities with respect to closed, abandoned or vacant facilities, calculated in accordance with GAAP (for the avoidance of doubt, this shall not consider any liabilities under ASC 410); (j) with respect to Coyote, $530,000 in respect of certain state sales tax obligations; and (k) any liability or obligation of others described in the foregoing clauses (a)-(j) guaranteed by, or secured by any Lien on the assets of, such Person. For the avoidance of doubt, “Indebtedness” shall not include (i) any obligations or amounts in respect of Taxes (except as specified in clauses (g) and (h) above), (ii) any guarantees, letters of credit to the extent not drawn upon, performance bonds, sureties and/or similar obligations of any kind or nature issued by or on behalf of the Coyote Entities, in each case, in connection with any customer contracts, or proposals or otherwise or (iii) intercompany accounts, payables or loans of any kind or nature with respect to Coyote and its wholly-owned Subsidiaries.

“Intellectual Property” means intellectual property rights in or to any or all of the following: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, Software, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (d) all industrial designs and any registrations and applications therefor, (e) all domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor, and (f) all other intellectual or proprietary rights existing anywhere in the world.

“Interim Period Share Issuance Amount” means, without duplication, the sum of (a) the number of shares of Roadrunner Common Stock and New Pubco Common Stock, (b) securities convertible into, or exercisable or exchangeable for, shares of Roadrunner Common Stock or New Pubco Common Stock(calculated on an as-converted, as-exercised or as-exchanged to Roadrunner Common Stock or New Pubco Common Stock basis, as applicable), and (c) securities the value of which is based on securities described in the foregoing clauses (a) or (b) (based on the number of underlying reference securities), in each case that are issued (or promised to be issued) by Roadrunner or New Pubco to the Person(s) identified on Section 11.01 of the Roadrunner Disclosure Schedule after December 31, 2021 and before the Closing.

“Intervening Event” means (i) a material favorable change in the business of Roadrunner and its subsidiaries, taken as a whole, that first occurs after the date of this Agreement that was not known to the board of directors of Roadrunner and was not reasonably foreseeable to the board of directors of Roadrunner, in either case, as of or prior to the date of the execution and delivery of this Agreement, or (ii) the existence of a bona fide proposal from a third party with respect to a Conflicting Transaction that was not solicited in violation of Section 7.12(b); provided, that in no event shall the following events, changes or developments constitute or be taken into account in determining an Intervening Event: (a) any change in the price or trading volume of Roadrunner equity securities (provided that the underlying cause of such change may be taken into account in determining whether there has been an Intervening Event), (b) any development, change in the industries in which Roadrunner and its Subsidiaries operate, (c) any breach by Roadrunner of this Agreement, or (d) the fact in and of itself that Roadrunner exceeds internal or published projections.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, and all other information technology equipment, and all associated documentation owned by any Coyote Entity, licensed or leased to any Coyote Entity pursuant to a written agreement.

“Knowledge” means (a) with respect to any Coyote Entity, the actual knowledge of Lee Rivas, Kyle Hicok, Jennifer Williams, Kathryn Stalmack, Ray Thaler, Kristina Bourke, Sriram Upadhyayula, Steven Albert and Tiffany Lewis after reasonable inquiry of their respective direct reports; and (b) with respect to Roadrunner, the actual knowledge of Joe Flanagan, Rachel Wilson, John Sparby, Vijay Kotte, Kate Sanderson, Jay Sreedharan, Harvey Ewing and Sean Radcliffe after reasonable inquiry of their respective direct reports.

“Law” or “Laws” means any law (including common law), acts, statutes, rules, codes, regulations, ordinances or Orders of, or issued by, any Governmental Authority.

“Leased Real Property” means the premises, land, buildings, structures, improvements, and the parcels of real property currently leased, subleased or otherwise occupied by the Coyote Entities, together with all fixtures and improvements thereon.

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention agreement (including any lease in the nature thereof), charge, encumbrance or other similar arrangement or interest in real or personal property.

“LLC Act” means the Delaware Limited Liability Company Act, as amended.

“Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, orwould reasonably be expected to result in, a material adverse effect on(a) the financial condition, business, results of operations, assets or liabilities of the Coyote Entities, taken as a whole, or (b) the ability of the Coyote Entities to consummate the transactions contemplated by this Agreement or the other Transaction Agreements; except, solely with respect to clause (a), to the extent resulting from (i) changes in general local, domestic, foreign, or international economic conditions, financial markets, capital markets or credit markets, (ii) changes affecting generally the industry in which the Coyote Entities operate, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters, (iv) any changes in applicable Law or accounting rules or principles, including changes in GAAP, (v) any action required or contemplated by this Agreement or the other Transaction Agreements or the failure to take any action prohibited by this Agreement or the other Transaction Agreements, (vi) the announcement of the transactions contemplated by this Agreement and the other Transaction Agreements, including the impact thereof on the relationships, contractual or otherwise, of the Coyote Entities with employees, suppliers, customers, partners, vendors or other third parties, (vii) any action taken or refrained from being taken at the express request, or with the express approval or consent, of Roadrunner, (viii) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, (ix) the failure, in and of itself, by the Coyote Entities to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, including internal budgets, plans, projections or forecasts of revenues, earnings or other financial performance or results of operations (provided that this clause (ix) shall not prevent a determination that any change, cause or effect underlying any such failure to meet such estimates or forecasts has resulted in a Material Adverse Effect (to the extent such change, cause or effect is not otherwise excluded from this definition of Material Adverse Effect)) or (x) any COVID-19 Measures; provided that in the case of clauses (i), (ii), (iii), (iv), (viii) or (x), if the impact of such change, event, occurrence or circumstance is materially and disproportionately adverse to the Coyote Entities, taken as a whole, relative to the operations of other participants operating in the industries in which the Coyote Entities operate, the incremental material and disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect.

“NASDAQ” means the Nasdaq Global Market and any successor stock exchange or inter-dealer quotation system operated by the Nasdaq Stock Market, LLC.

“New Pubco Common Stock” means the Common Stock, $0.01 par value per share, of New Pubco.

“New Pubco Per Share Price” means $24.83.

“New Pubco Preferred Stock” means the Preferred Stock, $0.01 par value per share, of New Pubco.

“Operating Expense Amount” means $1,000,000.

“Order” means any writ, decree, award, order, judgment, injunction, ruling, determination or consent decree of or by a Governmental Authority.

“Owned Coyote IP” means all Intellectual Property owned or purported to be owned by any Coyote Entity (including any Intellectual Property set forth or required to be forth on Section 3.11(a)(i) of the Coyote Disclosure Schedule).

“Owned Real Property” means all parcels of real property, together with all buildings and structures located thereon, owned by any Coyote Entity, together with all fixtures and improvements thereon, and all easements and other rights and interests appurtenant thereto.

“Parties” means Roadrunner, New Pubco, Merger Sub, Coyote, Coyco 1, and Coyco 2, and “Party” means any one of them.

“Partnership Tax Audit Rules” means Code Sections 6221 through 6241, together with any regulations or guidance issued thereunder or successor provisions and any similar provisions of state or local tax Laws.

“Pass-Through Income Tax Returns” means any income Tax Return (such as a IRS Form 1065 and associated Forms K-1, K-2, and K-3 and corresponding state and local Tax Returns) for a Pre-Closing Tax Period (including a Straddle Period) for any Coyote Entity that allocates income, gains, losses, deductions or other Tax attributes or Taxes to its owners and does not reflect or concern Taxes that are imposed on the entity itself for which the Tax Return is filed (disregarding the potential application of the Partnership Audit Tax Rules with respect to the potential imposition of Taxes on such entity). By way of example, Tax Returns primarily concerning property Taxes, sales and use Taxes, payroll Taxes and withholding Taxes are not Pass-Through Income Tax Returns.

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Public Law 107-56), as amended.

“Patriot Act Related Laws” means those Laws, regulations, orders and sanctions, state and federal, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations. For purposes of clarification, Patriot Act Related Laws shall be deemed to include the Executive Order, the Patriot Act, the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading with the Enemy Act (50 U.S.C. Appx. 1 et seq.), the Cuban Democracy Act (22 U.S.C.§§ 6001-10), the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act (22 U.S.C. 6021-91), the Iraq Sanctions Act of 1990 (Pub. L. 101-513), the Terrorism Sanctions Regulations (31 C.F.R. Part 595), the Antiterrorism and Effective Death Penalty Act of 1996 (8 U.S.C. § 1189, 18 U.S.C. § 2332b and 18 U.S.C. § 2332d), the Terrorism List Governments Sanctions Regulations (31 C.F.R. Part 596), the Foreign Terrorist Organizations Sanctions Regulations (31 C.F.R. Part 597), the United Nations Participation Act (22 U.S.C. § 287c), and the International Security and Development Cooperation Act (22 U.S.C. §§ 2349 aa-9); each as amended, and the sanctions regulations promulgated pursuant to the foregoing by the Office of Foreign Assets Control of the U.S. Department of Treasury, as well as Laws relating to prevention and detection of money laundering in Sections 1956 and 1957 of Title 18 of the U.S. Code, as amended.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“Permit” means any approval, consent, variance, commission, franchise, exemption, order, approval, ratification, registration, waiver, authorization, license, permit, certificate or clearance issued, granted or required by or under the authority of any Governmental Authority or pursuant to any Law (but excluding Intellectual Property and Registered Intellectual Property).

“Permitted Liens” means (a) Liens imposed by Law for Taxes, assessments and governmental charges or levies not yet due and payable or that are being properly contested and reflected in the relevant financial statements in accordance with GAAP, (b) statutory Liens of landlords, (c) Liens and security interests of carriers, warehousemen, mechanics, materialmen, landlords, repairmen, and other Liens imposed by Law or contract incurred in the ordinary course for amounts that are not due and payable or that are being properly contested, (d) pledges and deposits made in the ordinary course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations or to secure public or statutory obligations, (e) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course, (f) easements, zoning restrictions, rights-of-way, licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any real property that are not violated by the current use or occupancy of the subject real property, do not secure any monetary obligations, and do not or would not materially interfere with the ordinary conduct of business at any real property subject to such Liens, (g) non-exclusive licenses of Intellectual Property granted by any Coyote Entity in the ordinary course of business and (h) Liens on goods held by suppliers arising in the ordinary course for sums not yet delinquent or that are being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor and as long as such Lien remains unperfected.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Personal Information” means any information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Pro Rata Share” means, with respect to each Seller, the percentage determined by dividing (a) the aggregate number of Blocker Parent LLC Interests to be sold and transferred by such Seller to New Pubco hereunder by (b) the aggregate number of Blocker Parent LLC Interests held by all Sellers; provided, that in no event shall the aggregate Pro Rata Shares of the Sellers exceed 100%. The Pro Rata Share shall be calculated by Sellers and delivered to Roadrunner in writing.

“Proceeding” means any action, arbitration, charge, claim, suit, complaint, governmental audit, hearing, inquiry, investigation, litigation, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before any Governmental Authority or arbitrator, whether at law or in equity or in arbitration.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered trademarks, service marks, and trade dress, applications to register trademarks, service marks, and trade dress, intent-to-use applications, or other registrations or applications of trademarks, service marks, and trade dress, (c) registered copyrights and applications for copyright registration, and (d) domain name registrations.

“Related Party” means any director, officer, manager or employee of any of the Coyote Entities or the Sellers, any immediate family member of such a director, officer or employee, or any holder of 5% or more of the shares or ownership interest of any Coyote Entity or any Seller.

“Representatives” means, collectively, as to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other representatives.

“Revint II” means Revint Intermediate II, LLC, a Delaware limited liability company.

“Roadrunner Acquisition Transaction” means: (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Roadrunner that, in any such case, results in any Person (or, in the case of a direct merger between such third party and Roadrunner or any other Roadrunner Subsidiary, the shareholders of such third party) acquiring 15% or more of the issued and outstanding shares of Roadrunner Common Stock; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 15% or more of the consolidated assets of Roadrunner; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of Roadrunner; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of the issued and outstanding shares of Roadrunner Common Stock; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing, in each case, excluding the issuance of shares pursuant to the exercise of the Warrants.

“Roadrunner Benefit Plans” means each Employee Benefit Plan currently sponsored or maintained by Roadrunner or any of its Subsidiaries or to which Roadrunner or any of its Subsidiaries makes, or has any obligation to make, any contributions or payments or with respect to which any Coyote Entity has or is reasonably expected to incur any liability.

“Roadrunner Common Stock” means the common stock, $0.01 par value per share, of Roadrunner.

“Roadrunner Employees” means any current or former employee, officer, director or individual independent contractor of Roadrunner or any Roadrunner Subsidiary.

“Roadrunner Equity Incentive Plan” means Roadrunner’s Third Amended and Restated 2010 Stock Incentive Plan, as amended or modified from time to time.

“Roadrunner Existing Credit Facility” means the Amended and Restated Credit Agreement, dated as of July 1, 2021, by and among Roadrunner, Bank of America, N.A., as administrative agent, the financial institutions party thereto from time to time as lenders, and the other parties party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Roadrunner Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, or would reasonably be expected to result in, a material adverse effect (a) on the financial condition, business, results of operations, assets or liabilities of Roadrunner and its Subsidiaries, taken as a whole, or (b) on the ability of Roadrunner, New Pubco or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements; except, solely with respect to clause (a), to the extent resulting from (i) changes in general local, domestic, foreign, or international economic conditions, financial markets, capital markets or credit markets, (ii) changes affecting generally the industry in which Roadrunner and its Subsidiaries operate, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters, (iv) any changes in applicable Law or accounting rules or principles, including changes in GAAP, (v) any action required or contemplated by this Agreement or the other Transaction Agreements or the failure to take any action prohibited by this Agreement or the other Transaction Agreements, (vi) the announcement of the transactions contemplated by this Agreement and the other Transaction Agreements, including the impact thereof on the relationships, contractual or otherwise, of Roadrunner and its Subsidiaries with employees, suppliers, customers, partners, vendors or other third parties, (vii) any action taken or refrained from being taken at the express request, or with the express approval or consent, of a Coyote Entity, (viii) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, (ix) the failure, in and of itself, by Roadrunner and its Subsidiaries to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, including internal budgets, plans, projections or forecasts of revenues, earnings or other financial performance or results of operations (provided that this clause (ix) shall not prevent a determination that any change, event, occurrence or circumstance underlying any such failure to meet such estimates or forecasts has resulted in a Roadrunner Material Adverse Effect (to the extent such change, event, occurrence or circumstance is not otherwise excluded from this definition of Roadrunner Material Adverse Effect)) or (x) any COVID-19 Measures; provided that in the case of clauses (i), (ii), (iii), (iv), (viii) or (x), if the impact of such change, event, occurrence or circumstance is materially and disproportionately adverse to Roadrunner and its Subsidiaries, taken as a whole, relative to the operations of other participants operating in the industries in which Roadrunner and its Subsidiaries operate, the incremental material and disproportionate impact may be taken into account in determining whether there has been a Roadrunner Material Adverse Effect.

“Roadrunner Preferred Stock” means the preferred stock, $0.01 par value per share, of Roadrunner.

“Roadrunner SEC Reports” means all documents and other materials filed or furnished by Roadrunner with the SEC since January 1, 2019 that are publicly available at least one (1) Business Day prior to the date of this Agreement.

“Roadrunner Transaction Expenses” means, without duplication, (a) all fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred or payable (whether or not paid prior to the Closing) by Roadrunner, New Pubco and their Subsidiaries in connection with the negotiation and execution of this Agreement and the Transaction Agreements, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, (b) all amounts (including the employer portion of any associated payroll Taxes required to be paid by any of the Roadrunner Entities with respect thereto) payable by any of the Roadrunner Entities under any “change of control,” retention, incentive, termination, compensation, severance or other similar arrangements solely as a result of the consummation of the transactions contemplated hereby (excluding, for the avoidance of doubt, any such amounts that become payable as a result of any action or event (including any termination of employment) that occurs following the Closing), including any transaction or similar bonuses payable at or in connection with the Closing, and (c) the aggregate amount of all Excluded Coyote Expenses to the extent such Excluded Coyote Expenses are unpaid prior to the Adjustment Time, in each case, excluding fees, costs and expenses incurred in connection with the Financing.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder).

“Software” means all computer software programs (including any source code or object code), together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments and any procedural code.

“Specified Cash Payee” means each Person to whom any portion of the Specified Payment Amount is payable.

“Specified Foreign Competition Laws” means the Laws specified on Section 7.03(b) of the Coyote Disclosure Schedules.

“Specified Payment Amount” means the aggregate amount payable in respect of the transactions described on Section 11.01(b) of the Coyote Disclosure Schedule, in each case solely to the extent unpaid as of the Adjustment Time.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required to be supplied to a Governmental Authority in connection with Taxes, including estimated returns and reports with respect to Taxes including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license; payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, branch, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, goods and services, alternative or add on minimum, estimated, or other tax of any kind whatsoever imposed by a Governmental Authority, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“TCP-ASC” means TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership

“Trade Controls” means any Laws relating to economic or trade sanctions (including the Laws administered or enforced by the United States and the United Nations Security Council), export, reexport, transfer, and import controls (including the Export Administration Regulations), and U.S. antiboycott requirements.

“Transaction Agreements” means this Agreement (including the Coyote Disclosure Schedule and the Roadrunner Disclosure Schedule), the Registration Rights Agreement, the Seller Investor Rights Agreement, the TCP-ASC Investor Rights Agreement, the Voting Agreement, the Assignment and Assumption Agreement and any other certificate or other instrument executed and delivered by any Party in connection herewith.

“Treasury Regulations” means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Triage Retention Bonus Awards” means all retention bonuses that were granted under the Triage Consulting Group Retention Bonus Plan, dated October 15, 2020.

“Union” means any labor union, labor organization, works council, or similar employee representative body.

“Warrants” means (i) the Warrant, dated as of February 16, 2016, between Roadrunner and TCP-ASC ACHI Series LLLP, and (ii) the Warrant, dated as of January 23, 2018, between Roadrunner and IHC Health Services, Inc., in each case, as such Warrant may be amended or modified from time to time.

Section 11.02 Index of Defined Terms. The following is an index of all defined terms utilized in this Agreement other than the terms defined in Section 11.01:

Defined Term	Section
280G Shareholder Vote	Section 7.19
Accounting Firm	Section 1.03(c)
Acquisition Proposal	Section 7.12
Agreement	Preamble
Alternate Financing	Section 7.13(f)
Alternate Financing Commitment	Section 7.13(f)
Anti-Kickback Statute	Section 3.25(a)(i)
Blocker Parent LLC Interests	Section 4.05
Buyer Benefit Plan	Section 7.07(a)
CBA	Section 3.12(a)(iv)
Change in Recommendation	Section 7.08(b)
Closing	Section 1.04
Closing Date	Section 1.04
Closing Statement	Section 1.03(b)
Consenting Party	Section 6.03
Continuing Employee	Section 7.07(a)
Contribution	Section 1.02(a)
Coyote	Preamble
Coyote 2021 Interim Financial Statements	Section 3.06(b)
Coyote Annual Financial Statements	Section 3.06(a)
Coyote Disclosure Schedule	ARTICLE III
Coyote Existing Debt	Section 7.15(b)
Coyote Membership Interests	Section 3.03(a)
Coyote Related Parties	Section 9.02(d)
Coyote Reorganization Tax Treatment	Section 7.06(l)
Coyote Tax Partnership	Section 7.06(d)
Coyote Tax Partnerships	Section 7.06(d)
Coyote Tax Proceeding	Section 7.06(g)
Coyote Tax Returns	Section 7.06(d)
Data Security Requirements	Section 3.26(a)
D&O Insurance	Section 7.14(b)
Effective Time	Section 1.01(b)
End Date	Section 9.01(c)
Estimated Closing Statement	Section 1.03(a)
Estimated Consideration	Section 1.03(a)
Fee Letter	Section 5.16(a)
Financial Statement Requirements	Section 7.04(c)(i)
Financing	Section 5.16(a)
Financing Agreements	Section 7.13(e)
Financing Commitment	Section 5.16(a)
Financing Documents	Section 7.13(a)(i)
First Merger	Coyote Disclosure Schedules Section 8.02(E)
Improvements	Section 3.09(c)
Indemnified Party	Section 7.14(a)
Insurance Policies	Section 3.23
Intended Tax Treatment	Section 7.06(a)
IP License	Section 3.11(a)
Latest Balance Sheet	Section 3.06(b)

Defined Term	Section
Lenders	Section 5.16(a)
Material Contracts	Section 3.12(a)
Material Customers	Section 3.29
Material Suppliers	Section 3.29
Maximum Annual Premium	Section 7.14(b)
Merger	Section 1.01(a)
Merger Filing	Section 1.01(b)
Merger Sub	Preamble
New Pubco	Preamble
New Pubco Charter	Section 1.05(b)
NMC AIV	Coyote Disclosure Schedules Section 8.02(E)
NMC Blocked LPs	Coyote Disclosure Schedules Section 8.02(E)
NMC Blocker	Section 4.02(d)
NMC GP	Coyote Disclosure Schedules Section 8.02(E)
NMC Ranger 2 LLC	Coyote Disclosure Schedules Section 8.02(E)
Objection Notice	Section 1.03(c)
Payoff Amount	Section 7.15(b)
Payoff Letter	Section 7.15(b)
Prohibited Amendment	Section 7.13(f)
Proxy Statement	Section 7.04(a)
Push-Out Election	Section 7.06(i)
Recommendation	Section 5.05
Registration Rights Agreement	Section 7.11
Registration Statement	Section 7.04(a)
Regulatory Proceeding	Section 7.03(b)
Requesting Party	Section 6.03
Required Amount	Section 5.16(b)
Requisite Vote	Section 5.05
Roadrunner	Preamble
Roadrunner Disclosure Schedule	ARTICLE V
Roadrunner Related Parties	Section 9.02(d)
Roadrunner Subsidiary	Section 5.03(a)
Roadrunner Subsidiary Equity Interests	Section 5.03(b)
Rule 16b-3 Exemption	Section 5.19
Second Merger	Coyote Disclosure Schedules Section 8.02(E)
Securities	Section 4.07(a)
Security Incident	Section 3.26(c)
Seller Investor Rights Agreement	Section 7.11
Seller Subsidiary Equity Interest	Section 4.02(c)
Sellers	Preamble
Stock Issuance	Section 5.05
Stockholders Meeting	Section 7.08(a)
Subsidiary Equity Interests	Section 3.02(c)
Surviving Entity	Section 1.01(a)
Tangible Assets	Section 3.22
Tax Partnership	Coyote Disclosure Schedules Section 8.02(E)
TCP-ASC Investor Rights Agreement	Section 7.11
Transaction Expense Reimbursement Amount.	Section 9.02(b)
Transactions	Section 1.02(a)
Unvested Coyote Restricted Unit Shares	Coyote Disclosure Schedules Section 2.05
Unvested Coyote Restricted Units	Coyote Disclosure Schedules Section 2.05

Defined Term	Section
Voting Agreement	Recitals
Waived Payments	Section 7.19
Waivers	Section 7.19
WARN Act	Section 3.16(b)
willful and material breach	Section 9.02(a)

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, all as of the date first written above.

R1 RCM INC.

By:	/s/ Joseph Flanagan
Name:	Joseph Flanagan
Title:	Chief Executive Officer and President

PROJECT ROADRUNNER PARENT INC.

By:	/s/ Joseph Flanagan
Name:	Joseph Flanagan
Title:	Chief Executive Officer and President

PROJECT ROADRUNNER MERGER SUB INC.

By:	/s/ Joseph Flanagan
Name:	Joseph Flanagan
Title:	Chief Executive Officer and President

REVINT HOLDINGS, LLC

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	Vice President

COYCO 1, L.P.

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	President

COYCO 2, L.P.

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	President

Solely for the purposes of Section 1.02(a) and, solely as it relates to a remedy of specific performance with respect to Section 1.02(a), Section 9.04:

NMC RANGER HOLDINGS, LLC

By:	/s/ Jack W. Qian
Name:	Jack W. Qian
Title:	President

[Signature Page to Transaction Agreement and Plan of Merger]

ANNEX B

SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

Second Amended and Restated Registration Rights Agreement (this “Agreement”), dated as of [•], 2022, by and among R1 RCM Inc., a Delaware corporation (the “Company”), [•] (formerly known as R1 RCM Inc.), a Delaware corporation and wholly-owned subsidiary of the Company (“Former Pubco”), TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (“TCP-ASC”), IHC Health Services, Inc., a Utah non-profit corporation (“IHC”), CoyCo 1, L.P., a Delaware limited partnership (“CoyCo 1”), CoyCo 2, L.P., a Delaware limited partnership (“CoyCo 2”), and Shared Business Services, LLC, a Delaware limited liability company and a subsidiary of LifePoint Health, Inc., a Delaware corporation (“LifePoint” and, together with TCP-ASC, IHC, CoyCo 1 and CoyCo 2 and their respective Permitted Transferees, collectively, the “Investors”).

WHEREAS, on December 7, 2015, Former Pubco and TCP-ASC entered into a Securities Purchase Agreement (the “TCP-ASC Purchase Agreement”) pursuant to which Former Pubco agreed to sell to TCP-ASC, and TCP-ASC agreed to purchase from Former Pubco, $200.0 million of shares of Roadrunner Preferred Stock and a warrant to purchase up to 60,000,000 shares of common stock of Former Pubco (the “TCP-ASC Warrant”) on the terms and subject to the conditions set forth in the TCP-ASC Purchase Agreement;

WHEREAS, in connection with the TCP-ASC Purchase Agreement, Former Pubco and TCP-ASC entered into that certain Registration Rights Agreement, dated as of February 16, 2016, by and between such parties (the “Original Agreement”);

WHEREAS, on January 23, 2018, (i) Former Pubco and IHC entered into a Securities Purchase Agreement (the “IHC Purchase Agreement”) pursuant to which Former Pubco agreed to sell to IHC, and IHC agreed to purchase from Former Pubco, $20.0 million of common stock of Former Pubco and a warrant to purchase 1,500,000 shares of common stock of Former Pubco (the “IHC Warrant”) on the terms and subject to the conditions set forth in the IHC Purchase Agreement and (ii) Former Pubco, TCP-ASC and IHC entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Agreement”) pursuant to Section 11(j) of the Original Agreement;

WHEREAS, on January 22, 2021, (i) Former Pubco and LifePoint entered into a Securities Purchase Agreement (the “LifePoint Purchase Agreement”) pursuant to which Former Pubco agreed to sell to LifePoint, and LifePoint agreed to purchase from Former Pubco, 324,212 shares of common stock of Former Pubco on the terms and subject to the conditions set forth in the LifePoint Purchase Agreement and (ii) LifePoint, Former Pubco and TCP-ASC entered into a Joinder and Amendment to the Amended and Restated Registration Rights Agreement (the “Joinder Agreement”);

WHEREAS, on January 9, 2022, the Company, Former Pubco, Project Roadrunner Merger Sub Inc., a Delaware corporation (“Merger Sub”), Revint Holdings, LLC, a Delaware limited liability company (“Coyote”), CoyCo 1 and CoyCo 2 entered into a Transaction Agreement and Plan of Merger (the “CoyCo Transaction Agreement”), pursuant to which, among other things, (i) Merger Sub merged with and into Former Pubco (with Former Pubco as the surviving corporation), in connection with which each outstanding share of common stock of Former Pubco was converted into one share of common stock of the Company, par value $[0.01] (“Common Stock”), (ii) the Company acquired Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, of which Coyote is a wholly-owned subsidiary, in connection with which the Company issued to CoyCo 1 [___] shares of Common Stock and issued to CoyCo 2 [___] shares of Common Stock on the terms and subject to the conditions and adjustments set forth in the CoyCo Transaction Agreement and (iii) the TCP-ASC Warrant and the IHC Warrant ceased to represent or relate to a share of common stock of Former Pubco and were converted automatically to represent or relate to a share of Common Stock on substantially the same terms and conditions as applied to the TCP-ASC Warrant or the IHC Warrant, as applicable, immediately prior to the Effective Time

(the TCP-ASC Warrant as so converted, the “TCP-ASC Converted Warrant” and the IHC Warrant as so converted, the “IHC Converted Warrant”);

WHEREAS, as a result of the transactions contemplated by the CoyCo Transaction Agreement, the Company has become a public company with its Common Stock listed on Nasdaq and Former Pubco is a wholly-owned subsidiary of the Company; and

WHEREAS, the Company, Former Pubco, TCP-ASC, IHC and LifePoint desire to amend and restate in its entirety the Amended and Restated Agreement on the terms and conditions contained herein and to enter into this Agreement along with CoyCo 1 and CoyCo 2.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company, Former Pubco and each Investor agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Adverse Disclosure” means public disclosure of material non-public information that, in the good faith judgment of the Company (after consultation with legal counsel), (i) would be required to be made in any registration statement filed with the SEC by the Company so that such registration statement would not be materially misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such registration statement and (iii) the Company has a bona fide business purpose for not disclosing publicly.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Amended and Restated Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 under the Securities Act.

“Board of Directors” has the meaning set forth in this Section 1.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Common Stock” shall have the meaning set forth in the recitals of this Agreement.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“CoyCo 1” shall have the meaning set forth in the recitals of this Agreement.

“CoyCo 2” shall have the meaning set forth in the recitals of this Agreement.

“CoyCo Investor Rights Agreement” means that certain Investor Rights Agreement, dated as of [•], 2022, by and between CoyCo 1, CoyCo 2 and the Company.

“CoyCo Transaction Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Effectiveness Deadline” means with respect to any registration statement required to be filed to cover the resale by any Investor of Registrable Securities pursuant to Section 2, (i) the date such registration statement is filed, if the Company is a WKSI, as of such date and such registration statement is an Automatic Shelf Registration Statement eligible to become immediately effective upon filing pursuant to Rule 462, or (ii) if the Company is not a WKSI, as of the date such registration statement is filed, the fifth (5th) Business Day following the date on which the Company is notified by the SEC that such registration statement will not be reviewed or is not subject to further review and comments and will be declared effective upon request by the Company.

“Filing Deadline” means with respect to any registration statement required to be filed to cover the resale by any Investor of Registrable Securities pursuant to Section 2, (i) fifteen (15) Business Days following the written notice of demand therefor by such Investor, if the Company is a WKSI, as of the date of such demand, or (ii) if the Company is not a WKSI, as of the date of such demand, (x) twenty (20) Business Days following the written notice of demand therefor if the Company is then eligible to register for resale the Registrable Securities on Form S-3 or (y) if the Company is not then eligible to use Form S-3, forty-five (45) Business Days following the written notice of demand therefor, provided that, to the extent that the Company has not been provided the information regarding such Investor and its Registrable Securities in accordance with Section 9(b) at least two (2) Business Days prior to the applicable Filing Deadline, then the such Filing Deadline shall be extended to the second (2nd) Business Day following the date on which such information is provided to the Company.

“Former Pubco” shall have the meaning set forth in the recitals of this Agreement.

“Freely Tradable” shall mean, with respect to any security, a security that (a) is eligible to be sold by the holder thereof without any volume or manner of sale restrictions under the Securities Act pursuant to Rule 144 thereunder, (b) bears no legends restricting the transfer thereof and (c) bears an unrestricted CUSIP number (to the extent such security is issued in global form).

“IHC” shall have the meaning set forth in the recitals of this Agreement.

“IHC Converted Warrant” shall have the meaning set forth in the recitals of this Agreement.

“IHC Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“IHC Warrant” shall have the meaning set forth in the recitals of this Agreement.

“Indemnified Party” shall have the meaning set forth in Section 8(c).

“Indemnifying Party” shall have the meaning set forth in Section 8(c).

“Investor Designee” means, for so long as the Ownership Threshold is met, an individual who may be nominated to the Board of Directors of the Company (“Board of Directors”), by the Investor, who shall be either the Chief Executive Officer or Chief Financial Officer of the Investor or an individual who is “independent” as defined in the listing standards of Nasdaq (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law.

“Investor Indemnitee” shall have the meaning set forth in Section 8(a).

“Investors” shall have the meaning set forth in the preamble of this Agreement.

“Joinder Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Law” shall mean any federal, state, local, foreign or other law, statute, regulation, rule, ordinance, code, convention, directive, order, determination, judgment or other legal requirement.

“LifePoint” shall have the meaning set forth in the recitals of this Agreement.

“LifePoint Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, or would reasonably be expected to result in, a material adverse effect on the financial condition, business, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole.

“Other Securities” shall have the meaning set forth in Section 3(a).

“Ownership Threshold” shall mean, as of any date, the Investor holding in aggregate at least 80% of the shares of Common Stock issued or issuable to the Investor on the date hereof (calculated assuming full exercise of the Warrants).

“Permitted Transferees” shall have the meaning set forth in Section 11(d).

“Person” shall have the meaning set forth in the TCP-ASC Purchase Agreement.

“Piggyback Notice” shall have the meaning set forth in Section 3(a).

“Piggyback Registration” shall have the meaning set forth in Section 3(a).

“prospectus” means the prospectus included in a registration statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a registration statement, and all other amendments and supplements to the prospectus, including post-effective amendments.

“Register,” “registered,” and “registration” shall refer to a registration effected by preparing and filing a registration statement with the Securities and Exchange Commission the SEC in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement by the SEC. For the avoidance of doubt “Register”, “registered” and “registration” shall include the inclusion of securities on a pre- existing registration statement pursuant to the rights in Section 2 or 3 hereof as a result of a “take down”, prospectus supplement or post-effective amendment to an applicable registration statement.

“Registrable Securities” means (a) shares of Common Stock owned by TCP-ASC as of the date hereof, (b) shares of Common Stock owned by IHC issued pursuant to the CoyCo Transaction Agreement in respect of shares of common stock of Former Pubco issued pursuant to the IHC Purchase Agreement, (c) shares of Common Stock owned by LifePoint issued pursuant to the CoyCo Transaction Agreement in respect of shares of common stock of Former Pubco issued pursuant to the LifePoint Purchase Agreement, (d) shares of Common Stock owned by CoyCo 1 or CoyCo 2 pursuant to the CoyCo Transaction Agreement, (e) shares of Common Stock issued by the Company upon exercise of a Warrant and (f) any securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend, stock split, recapitalization or other distribution with respect to, or in exchange for, or in replacement of, the Common Stock referenced in clauses (a) (b) (c), (d) or (e) above or this clause (f); provided that the term “Registrable Securities” shall exclude in all cases any securities (i) that shall have ceased to be outstanding, (ii) that are sold pursuant to an effective registration statement under the Securities Act or publicly resold in compliance with Rule 144 or (iii) that are Freely Tradable (it being understood that, for purposes of determining eligibility for resale under clause (iii) of this proviso, no securities held by any Investor shall be considered Freely Tradable to the extent such Investor reasonably determines that it is an “affiliate” (as defined under Rule 144 under the Securities Act) of the Company). Solely for purposes of determining at any time whether any Registrable Securities are then outstanding, transferred or Freely Tradable, the Warrants shall be treated, on an as-converted basis, as Registrable Securities.

“Registration Expenses” shall mean, with respect to any registration, (a) all expenses incurred by the Company in effecting any registration pursuant to this Agreement, including all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, (b) all reasonable fees and expenses related to any registration of Registrable Securities by the Investors (including the fees and disbursements of one legal counsel (and only one legal counsel) to the Investors, which such legal counsel shall be selected (i) in the event of a registration pursuant to Section 2, by the Investor that made the relevant request or (ii) in the event of a Piggyback Registration other than in connection with a registration pursuant to Section 2, by the Investor(s) holding a majority of the Registrable Securities in such registration) and (c) all expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration; provided that Registration Expenses shall not include any Selling Expenses.

“registration statement” means any registration statement that is required to register the resale of the Registrable Securities under this Agreement, and including the related prospectus and any pre- and post-effective amendments and supplements to each such registration statement or prospectus.

“Roadrunner Preferred Stock” means shares of the Company’s 8.00% Series A Convertible Preferred Stock, par value $0.01 per share.

“Sale Notice” shall have the meaning set forth in Section 6(a).

“Scheduled Black-out Period” means the period beginning two weeks prior to the end of each fiscal quarter and ending upon the completion of the second full trading day after the Company publicly releases its earnings for such fiscal quarter, or as such period is otherwise defined in the Company’s written insider trading policy.

“SEC” means the Securities and Exchange Commission.

“Securities” means collectively, Registrable Securities and Other Securities.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes, if any, applicable to the sale of Registrable Securities.

“Shelf Registration” shall have the meaning set forth in Section 6(a).

“Shelf Suspension” shall have the meaning set forth in Section 6(a).

“Shelf Suspension Notice” shall have the meaning set forth in Section 6(a).

“Suspension Period” shall have the meaning set forth in Section 2(e).

“TCP-ASC” shall have the meaning set forth in the recitals of this Agreement.

“TCP-ASC Converted Warrant” shall have the meaning set forth in the recitals of this Agreement.

“TCP-ASC Investor Rights Agreement” means that certain Amended and Restated Investor Rights Agreement, dated as of [•], 2022, by and between TCP-ASC and the Company.

“TCP-ASC Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“TCP-ASC Warrant” shall have the meaning set forth in the recitals of this Agreement.

“Underwriter Cutback” shall have the meeting set forth in Section 3(b).

“Warrants” shall mean the TCP-ASC Converted Warrant and the IHC Converted Warrant.

“WKSI” shall mean a “well known seasoned issuer” as defined in Rule 405 under the Securities Act.

Section 2. Demand Registration.

(a) Subject to the terms and conditions of this Agreement, including Sections 2(c), 2(d) and 2(g), if at any time the Company receives a written request from any Investor that the Company register under the Securities Act Registrable Securities, then the Company shall file, as promptly as reasonably practicable but no later than the applicable Filing Deadline, a registration statement under the Securities Act covering all Registrable Securities that such Investor requests to be registered. For the avoidance of doubt, CoyCo 1 and CoyCo 2 may make such a request for registration jointly, in which case each of CoyCo 1 and CoyCo 2, acting together, will be treated as the Investor requesting registration. The registration statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form for such purpose) and, if the Company is a WKSI as of the Filing Deadline, shall be an Automatic Shelf Registration Statement. The Company shall use its commercially reasonable efforts to cause the registration statement to be declared effective or otherwise to become effective under the Securities Act as soon as reasonably practicable but, in any event, no later than the Effectiveness Deadline, and shall use its commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (1) the date on which such Investor notifies the Company in writing that the Registrable Securities included in such registration statement have been sold or the offering therefor has been terminated or (2) three years if the Company registered for resale the Registrable Securities on Form S-3 in satisfaction of such demand or (z) fifty (50) Business Days following the date on which such registration statement was declared effective by the SEC, if the Company is neither a WKSI nor then eligible to use Form S-3 and registered for resale the Registrable Securities on Form S-1 or other applicable form in satisfaction of such demand; provided that each period specified in clause (2) of this sentence shall be extended automatically by one (1) Business Day for each Business Day that the use of such registration statement or prospectus is suspended by the Company pursuant to any Suspension Period, pursuant to (e) or pursuant to Section 5(i).

(b) If any Investor intends to distribute the Registrable Securities covered by such Investor’s request by means of an underwriting, (i) such Investor shall so advise the Company as a part of its request made pursuant to Section 2(a) and (ii) such Investor shall have the right to appoint the book-running, managing and other underwriter(s) in consultation with the Company.

(c) IHC shall have the right to effect only one demand registration pursuant to a registration statement on Form S-3 only pursuant to this Section 2. The Company shall not be required to effect a demand registration at TCP-ASC’s request pursuant to this Section 2 (A) unless the number of Registrable Securities requested to be registered hereunder represents the lesser of 7% of the then-outstanding Common Stock, or, if the Investor reasonably determines that it is an “affiliate” pursuant to Rule 144 of the Securities Act (or is otherwise subject to volume or manner of sale restrictions pursuant to Rule 144 of the Securities Act), the number of Registrable Securities owned by the Investor and (B) (i) after the Company has effected five registrations at TCP-ASC’s request pursuant to this Section 2 after the date hereof (of which no more than three may be on a form other than Form S-3), and each of such registrations has been declared or ordered effective and kept effective by the Company as required by Section 5(a); or (ii) more than three times at TCP-ASC’s request during any twelve month period.

(d) The Company shall not be required to effect a demand registration at CoyCo 1’s or CoyCo 2’s request pursuant to this Section 2 (A) unless the number of Registrable Securities requested to be registered hereunder represents the lesser of 7% of the then-outstanding Common Stock, or, if the Investor reasonably determines that it is an “affiliate” pursuant to Rule 144 of the Securities Act (or is otherwise subject to volume or manner of sale restrictions pursuant to Rule 144 of the Securities Act), the number of Registrable Securities owned by the Investor and (B) (i) after the Company has effected an aggregate of four registrations at the request of CoyCo 1 or CoyCo 2 pursuant to this Section 2 (of which no more than one may be on a form other than Form S-3), and each of such registrations has been declared or ordered effective and kept effective by the Company as required by Section 2(a); or (ii) more than three times at CoyCo 1 and CoyCo 2’s request during any twelve month period; provided, that, notwithstanding the limitation in clause (i), CoyCo 1 and CoyCo 2 shall, acting together, have the right to require the Company to effect an additional demand registration if CoyCo 1 and CoyCo 2 are, in the aggregate, unable to sell at least 85% of the Common Stock they desire to sell in any particular offering as a result of an Underwriter Cutback. For the avoidance of doubt, any registration requested jointly by CoyCo 1 and CoyCo 2 shall count as a single registration for purposes of this Section 2(d).

(e) Notwithstanding anything to the contrary in this Agreement, (1) upon notice to the demanding Investor and any Investor that has provided a Sales Notice pursuant to Section 6(a), the Company may delay the Filing Deadline and/or the Effectiveness Deadline with respect to, or suspend the effectiveness or availability of, any registration statement for up to ninety (90) days in the aggregate in any twelve-month period (a “Suspension Period”) if the Company would have to make an Adverse Disclosure in connection with the registration statement; provided that any suspension of a registration statement pursuant to Section 6(b) shall be treated as a Suspension Period for purposes of calculating the maximum number of days of any Suspension Period under this (e); and (2) upon notice to the demanding Investor, the Company may delay the Filing Deadline and/or the Effectiveness Deadline with respect to any registration statement for a period not to exceed thirty (30) days prior to the Company’s good faith estimate of the launch date of, and ninety (90) days after the closing date of, a Company initiated registered offering of equity securities (including equity securities convertible into or exchangeable for Common Stock and any offering of equity securities that triggers rights under Section 5 of the TCP-ASC Investor Rights Agreement or the CoyCo Investor Rights Agreement); provided that (i) the Company is actively employing in good faith all commercially reasonable efforts to launch such registered offering throughout such period, (ii) such demanding Investor is afforded the opportunity to include Registrable Securities in such registered offering in accordance with Section 3) and (iii) the right to delay or suspend the effectiveness or availability of such registration statement pursuant to this clause (2) shall not be exercised by the Company more than twice in any twelve-month period and not more than ninety (90) days in the aggregate in any twelve-month period. If the Company shall delay any Filing Deadline pursuant to this clause (e), such demanding Investor may withdraw the demand therefor at any time so long as such delay is then continuing by providing written notice to the Company to such effect, and any demand so withdrawn shall not count as a demand for registration for any purpose under this Section 2, including Section 2(c) and 2(d).

(f) Notwithstanding anything to the contrary in this Agreement, LifePoint shall not have any rights under this Section 2.

Section 3. Piggyback Registration.

(a) Subject to the terms and conditions of this Agreement, if at any time the Company files a registration statement under the Securities Act or files a prospectus supplement or post effective amendment to a previously filed registration statement under the Securities Act in order to effect a “take down” with respect to an offering of Common Stock or other equity securities of the Company (such Common Stock and other equity securities collectively, “Other Securities”), including, for the avoidance of doubt, pursuant to Section 2 hereof, whether or not for sale for its own account (other than a registration statement (x) on Form S-4, Form S-8 or any successor forms or (y) filed solely in connection with any employee benefit or dividend reinvestment plan), then the Company shall use commercially reasonable efforts to give written notice of such filing to each Investor at least five (5) Business Days before the anticipated filing date (or such later date as it becomes commercially reasonable to provide such notice) (the “Piggyback Notice”). The Piggyback Notice and the contents thereof shall be kept confidential by the Investors and their respective Affiliates and representatives, and the Investors shall be responsible for breaches of confidentiality by their respective Affiliates and representatives. The Piggyback Notice shall offer each Investor the opportunity to include in such registration statement, subject to the terms and conditions of this Agreement, the number of Registrable Securities as such Investor may reasonably request (a “Piggyback Registration”). Subject to the terms and conditions of this Agreement, the Company shall use its commercially reasonable efforts to include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received from any Investor written requests for inclusion therein within ten (10) Business Days following receipt of any Piggyback Notice by such Investor, which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Investor and the intended method of distribution. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the Company may not commence or permit the commencement of any sale of Other Securities in a public offering to which this Section 3 applies unless each Investor shall have received the Piggyback Notice in respect to such public offering not less than ten (10) Business Days prior to the commencement of such sale of Other Securities. Each Investor shall be permitted to withdraw all or part of such Investor’s Registrable Securities from a Piggyback Registration at any time at least two (2) Business Days prior to the effective date of the registration statement relating to such Piggyback Registration covering such Investor’s Registrable Securities. No Piggyback Registration shall count towards the number of demand registrations each Investor is entitled to make in any period or in total pursuant to Section 2.

(b) If any Other Securities are to be sold in an underwritten offering, (1) subject to Section 2(b), the Company or other Persons designated by the Company shall have the right to appoint the book-running, managing and other underwriter(s) for such offering in their discretion and (2) each Investor shall be permitted to include all Registrable Securities requested to be included in such registration in such underwritten offering on the same terms and conditions as such Other Securities proposed by the Company or any third party to be included in such offering. If any offering pursuant to Section 2 or any offering of Other Securities involves an underwritten offering and the managing underwriter(s) of such underwritten offering advise the Company in writing that it is their good faith opinion that the total amount of Registrable Securities requested to be so included, together with all Other Securities that the Company and any other Persons (including the Investors) having rights to participate in such registration (including pursuant to Section 3(a)) intend to include in such offering (an “Underwriter Cutback”), exceeds the total number or dollar amount of such securities that can be sold without having an adverse effect on the price, timing or distribution of the Registrable Securities to be so included together with all Other Securities, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities and such Other Securities that in the good faith opinion of such managing underwriter(s) can be sold without so adversely affecting such offering, and such number of Registrable Securities and Other Securities shall be allocated for inclusion as follows: (x) to the extent such public offering is the result of a registration initiated by the Company, (i) first, all Other Securities being sold by the Company; (ii) second, all Registrable Securities owned by any Investor requested to be included in such registration by such Investor plus all Other Securities of any holders thereof (other than the Company and such Investor) requesting inclusion in such registration, pro rata, based on the aggregate number of Registrable Securities beneficially owned by each such holder, (y) to the extent such public offering is the result of a demand registration by any Investor pursuant to Section 2, (i) first, the number of Registrable Securities requested to be included, pro rata, based on the aggregate number of Registrable Securities beneficially owned by each Investor participating in such offering; and (ii) second, all Other Securities being sold by the Company or any other Persons (other than any Investor), or (z) to the extent such public offering is the result of a registration by any Persons (other than the Company or any Investor) exercising a contractual right to demand registration, (i) first, all Other Securities owned by such Persons exercising the contractual right; (ii) second, all Registrable Securities requested to be included in such registration by any Investor, plus all Other Securities of any holders thereof (other than the Company, such Investor and the Persons exercising the contractual right) requesting inclusion in such registration, pro rata, based on the aggregate number of Registrable Securities beneficially owned by each such holder; and (iii) third, all Other Securities being sold by the Company.

Section 4. Expenses of Registration. Except as specifically provided for in this Agreement, all Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Company; provided that the Company shall only bear up to $15,000 of aggregate Registration Expenses incurred or otherwise borne by each of IHC and LifePoint. All Selling Expenses incurred in connection with any registration hereunder shall be borne by each Investor in proportion to the number of Registrable Securities for which registration was requested by such Investor. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 2, the request of which has been subsequently withdrawn by any Investor unless (a) the withdrawal is based upon a Material Adverse Effect or material adverse information concerning the Company that (i) the Company had not publicly disclosed in a report filed with or furnished to the SEC at least 48 hours prior to the request or (ii) the Company had not disclosed to such Investor’s Investor Designee in person or by telephone at the last meeting of the Board of Directors or any committee of the Board of Directors, in each case, at which such Investor’s Investor Designee is present or at any time since the date of such meeting of the Board of Directors and which effect or information would reasonably be expected to result in a Material Adverse Effect or constitute material adverse information concerning the Company, (b) the withdrawal is made in accordance with the last sentence of Section 2(e), or (c) such Investor agrees to forfeit its right to one requested registration pursuant to Section 2.

Section 5. Obligations of the Company. Whenever required to effect the registration of any Registrable Securities pursuant to Section 2 or Section 3 of this Agreement, the Company shall, as promptly as reasonably practicable:

(a) Prepare and file with the SEC a registration statement (including all required exhibits to such registration statement) with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective, or prepare and file with the SEC a prospectus supplement with respect to such Registrable Securities pursuant to an effective registration statement and keep such registration statement effective or such prospectus supplement current, in the case of a registration pursuant to Section 2, in accordance with Section 2.

(b) Prepare and file with the SEC such amendments and supplements to the applicable registration statement and the prospectus or prospectus supplement used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c) To the extent reasonably practicable, not less than five (5) Business Days prior to the filing of a registration statement or any related prospectus or any amendment or supplement thereto, the Company shall furnish to each Investor copies of all such documents proposed to be filed and give reasonable consideration to the inclusion in such documents of any comments reasonably and timely made by such Investor or its legal counsel, provided that the Company shall include in such documents any such comments that are necessary to correct any material misstatement or omission regarding such Investor.

(d) Furnish to each Investor such number of copies of the applicable registration statement and each such amendment and supplement thereto (including in each case all exhibits but not documents incorporated by reference) and of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Investor may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Investor. The Company hereby consents to the use of such prospectus and each amendment or supplement thereto by such Investor in accordance with applicable laws and regulations in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto.

(e) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under blue sky or such other state securities laws of such U.S. jurisdictions as shall be reasonably requested by any Investor and to keep such registration or qualification in effect for so long as such registration statement remains in effect; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(f) Enter customary agreements and take such other actions as are reasonably required in order to facilitate the disposition of such Registrable Securities, including, if the method of distribution of Registrable Securities is by means of an underwritten offering, using commercially reasonable efforts to, (i) participate in and make documents available for the reasonable and customary due diligence review of underwriters and their representatives during normal business hours, on reasonable advance notice and without undue burden or hardship on the Company, provided that (A) any party receiving confidential materials shall execute a confidentiality agreement on customary terms if reasonably requested by the Company and (B) the Company may in its reasonable discretion restrict access to competitively sensitive or legally privileged documents or information, (ii) cause the chief executive officer and chief financial officer available at reasonable dates and times to participate in “road show” presentations and/or investor conference calls to market the Registrable Securities during normal business hours, on reasonable advance notice and without undue burden or hardship on the Company, provided that the aggregate number of days of “road show” presentations in connection with an underwritten offering of Registrable Securities for each registration pursuant to a demand made under Section 2 shall not exceed five (5) Business Days and (iii) negotiate and execute an underwriting agreement in customary form (including a customary market standoff covenant) with the managing underwriter(s) of such offering and such other documents reasonably required under the terms of such underwriting arrangements, including using commercially reasonable efforts to procure a customary legal opinion, “10b-5” letter from counsel and auditor “comfort” letters. Each Investor shall also enter into and perform their obligations under such underwriting agreement.

(g) Give notice to each Investor as promptly as reasonably practicable:

(i) when any registration statement filed pursuant to Section 2 or in which Registrable Securities owned by such Investor are included pursuant to Section 3 or any amendment to such registration statement has been filed with the SEC and when such registration statement or any post-effective amendment to such registration statement has become effective;

(ii) of any request by the SEC for amendments or supplements to any registration statement (or any information incorporated by reference in, or exhibits to, such registration statement) filed pursuant to Section 2 or in which Registrable Securities owned by such Investor are included pursuant to Section 3 or the prospectus (including information incorporated by reference in such prospectus) included in such registration statement or for additional information;

(iii) of the issuance by the SEC of any stop order suspending the effectiveness of any registration statement filed pursuant to Section 2 or in which Registrable Securities owned by such Investor are included pursuant to Section 3 or the initiation of any proceedings for that purpose;

(iv) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v) at any time when a prospectus relating to any such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which such prospectus (including any material incorporated by reference or deemed to be incorporated by reference in such prospectus), as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, which event requires the Company to make changes in such effective registration statement and prospectus in order to make the statements therein or incorporated by reference therein not misleading. Such notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made. For the avoidance of doubt, any period during which the Investor is subject to such an instruction shall be a considered a Suspension Period.

(h) Use its commercially reasonable efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of any registration statement referred to in Section 5(g)(iii) at the earliest practicable time.

(i) Upon the occurrence of any event contemplated by Section 5(g)(v), reasonably promptly prepare a post-effective amendment to such registration statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to each Investor, the prospectus will not contain (or incorporate by reference) an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies each Investor in accordance with Section 5(g)(v) to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then such Investor shall suspend use of such prospectus and use their commercially reasonable efforts to return to the Company all copies of such prospectus (at the Company’s expense) other than permanent file copies then in such Investor’s possession, and the period of effectiveness of such registration statement provided for in Section 5(a) above shall be extended by the number of days from and including the date of the giving of such notice to the date such Investor shall have received such amended or supplemented prospectus pursuant to this Section 5(i).

(j) Use commercially reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities, including with respect to the transfer of physical stock certificates into book-entry form in accordance with any procedures reasonably requested by any Investor or the managing underwriter(s). In connection therewith, if reasonably required by the Company’s transfer agent, the Company shall promptly after the effectiveness of the registration statement cause an opinion of counsel as to the effectiveness of the registration statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the holder of such shares of Registrable Securities under the registration statement.

Section 6. Suspension of Sales.

(a) Prior to the sale or distribution of any Registrable Securities pursuant to a registration statement that is for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC), each Investor shall give at least two (2) Business Days prior written notice thereof to the Company (a “Sale Notice”) and such Investor shall not sell or distribute any Registrable Securities unless it has timely provided such Sale Notice and, subject to the Shelf Suspension period described below, until the expiration of such 2-Business Day period. If in response to a Sale Notice, the Company shall provide to such Investor a certificate signed by the Chief Executive Officer of the Company stating that the Company is in a Suspension Period in accordance with Section 2(e) or the Company is in a Scheduled Black-out Period (the “Shelf Restriction”), then the Company may, by written notice thereof to such Investor (a “Shelf Suspension Notice”), suspend use of the registration statement by such Investor until the expiration of the Shelf Restriction (a “Shelf Suspension”). In the case of a Shelf Suspension, such Investor agrees to suspend use of the applicable prospectus and any issuer free writing prospectuses in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon receipt of the Shelf Suspension Notice referred to above. The Company shall immediately notify such Investor upon the termination of any Shelf Suspension, and either confirm that the registration statement can be used or supplement or make amendments to the registration statement to the extent required by the registration form used by the Company for the Shelf Registration or by the Securities Act or the rules or regulations promulgated thereunder and promptly notify such Investor thereof. The Company agrees to not deliver a Shelf Suspension Notice to such Investor or otherwise inform such Investor of a Shelf Restriction unless and until such Investor delivers a Sale Notice to the Company.

(b) Upon receipt of written notice from the Company pursuant to Section 5(g)(v), such Investor shall immediately discontinue disposition of Registrable Securities until such Investor (i) has received copies of a supplemented or amended prospectus or prospectus supplement pursuant to Section 5(i) or (ii) is advised in writing by the Company that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the Company, such Investor shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Investor’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities current at the time of receipt of such notice.

Section 7. Free Writing Prospectuses. No Investor may use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with the sale of Registrable Securities without the prior written consent of the Company given to such Investor; provided that such Investor may use any free writing prospectus prepared and distributed by the Company.

Section 8. Indemnification.

(a) Notwithstanding any termination of this Agreement, the Company shall indemnify and hold harmless each Investor and their respective officers, directors, employees, agents, partners, members, stockholders, representatives and Affiliates, and each person or entity, if any, that controls such Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”) and the officers, directors, employees, agents and employees of each such controlling Person (each, an “Investor Indemnitee”), against any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys and other professionals), joint or several, arising out of or based upon any untrue or alleged untrue statement of material fact contained or incorporated by reference in any registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or contained in any “issuer free writing prospectus” or “roadshow” (as such terms are defined in Rule 433 under the Securities Act) or testing the waters presentation prepared by the Company or authorized by it in writing for use by such Investor or any amendment or supplement thereto; or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company shall not be liable to such Investor Indemnitee in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto or contained in any “issuer free writing prospectus” or “roadshow” (as such terms are defined in Rule 433 under the Securities Act) or testing the waters presentation prepared by the Company or authorized by it in writing for use by such Investor or any amendment or supplement thereto, in reliance upon and in conformity with information regarding such Investor Indemnitee or its plan of distribution or ownership interests which such Investor Indemnitee furnished in writing to the Company for use in connection with such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto, (ii) offers or sales effected by or on behalf of such Investor Indemnitee “by means of” (as defined in Securities Act Rule 159A) a “free writing prospectus” (as defined in Securities Act Rule 405) that was not authorized in writing by the Company, or (iii) the failure to deliver or make available to a purchaser of Registrable Securities a copy of any preliminary prospectus, pricing information or final prospectus contained in the applicable registration statement or any amendments or supplements thereto (to the extent the same is required by applicable law to be delivered or made available to such purchaser at the time of sale of contract); provided that the Company shall have delivered to such Investor such preliminary prospectus or final prospectus contained in the applicable registration statement and any amendments or supplements thereto pursuant to Section 5(d) no later than the time of contract of sale in accordance with Rule 159 under the Securities Act.

(b) Each Investor shall indemnify and hold harmless the Company and its officers, directors, employees, agents, representatives and Affiliates against any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys and other professionals) arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement covering the Registrable Securities of such Investor, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or contained in any “issuer free writing prospectus” or “roadshow” (as such terms are defined in Rule 433 under the Securities Act) or testing the waters presentation, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Investor furnished in writing to the Company by such Investor expressly for use therein. The indemnification obligations of the Investors hereunder shall be several, not joint and several, between such Investors. In no event shall the liability of any Investor hereunder be greater in amount and proportion than the dollar amount of the net proceeds received by such Investor upon the sale of the Registrable Securities owned by such Investor giving rise to such indemnification obligation.

(c) If any proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense in such proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with such defense; provided that any such notice or other communication pursuant to this Section 8 between the Company and an Indemnifying Party or an Indemnified Party, as the case may be, shall be delivered to or by, as the case may be, the applicable Investor; provided, further, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Section 8, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party. An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense of such proceeding, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that representation of both such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate because of an actual conflict of interest between the Indemnifying Party and such Indemnified Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding. All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, promptly upon receipt of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder, provided that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification under this Section 8).

(d) If the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an Indemnified Party with respect to any losses, claims, damages, actions, liabilities, costs or expenses referred to in Section 8(a) or Section 8(b), as the case may be, or is insufficient to hold the Indemnified Party harmless as contemplated therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, actions, liabilities, costs or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnified Party, on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, actions, liabilities, costs or expenses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, shall be determined by reference to, among other factors, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Investor agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 8(d). Notwithstanding the foregoing, in no event shall the liability of any Investor hereunder be greater in amount and proportion than the dollar amount of the net proceeds received by such Investor upon the sale of the Registrable Securities owned by such Investor giving rise to such contribution obligation. No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from an Indemnifying Party not guilty of such fraudulent misrepresentation.

Section 9. “Market Stand-Off” Agreement; Agreement to Furnish Information.

(a) Each Investor agrees that it will not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any new hedging or similar transaction with the same economic effect as a sale with respect to, any Common Stock (or other securities of the Company) held by such Investor (other than those included in the registration) for a period specified by the representatives of the book-running managing underwriters of Common Stock (or other securities of the Company convertible into Common Stock) not to exceed ten (10) days prior and ninety (90) days following any registered public sale of securities by the Company in which the Company gave such Investor an opportunity to participate in accordance with Section 3; provided that executive officers and directors of the Company and each other Investor enters into similar agreements and only as long as such Persons remain subject to such agreement (and are not fully released from such agreement) for such period. Each Investor agrees to execute and deliver such other agreements as may be reasonably requested by the representatives of the underwriters which are consistent with the foregoing or which are necessary to give further effect thereto.

(b) In addition, if requested by the Company or the book-running managing underwriters of Common Stock (or other securities of the Company convertible into Common Stock), each Investor shall provide such information regarding such Investor and its respective Registrable Securities as may be reasonably required by the Company or such representative of the book-running managing underwriters in connection with the filing of a registration statement and the completion of any public offering of the Registrable Securities pursuant to this Agreement.

(c) Notwithstanding anything else to the contrary in this Section 9, pursuant to the Joinder Agreement, LifePoint shall not be bound by or required to comply with this Section 9 if LifePoint chooses not to participate in the applicable registered public sale of Securities by the Company.

Section 10. Rule 144 Reporting. With a view to making available to each Investor the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities that are Common Stock to the public without registration, the Company agrees to use its commercially reasonable efforts to: (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement; (ii) file with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and (iii) so long as any Investor owns any Registrable Securities, furnish to such Investor forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as such Investor may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such Common Stock without registration.

Section 11. Miscellaneous.

(a) Termination of Registration Rights. The registration rights granted under this Agreement shall terminate (i) on the date on which all Registrable Securities are Freely Tradable and (ii) with respect to any Investor, when such Investor no longer holds any Registrable Securities.

(b) Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to any choice of laws or conflict of laws provisions that would require the application of the laws of any other jurisdiction.

(c) Jurisdiction; Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any state or federal courts located in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). In addition, each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party or its successors or assigns, shall be brought and determined exclusively in any state or federal courts located in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11(c) and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 11(c), (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereby consents to service being made through the notice procedures set forth in Section 11(g) and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 11(g) shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. EACH OF THE PARTIES KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) Successors and Assigns.

(i) Generally. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, that the rights of each Investor under this Agreement shall not be assignable to any Person without the prior written consent of the Company; provided, further, however, that in the event that any Permitted Transferee acquires any Registrable Securities, such Permitted Transferee shall, without any further writing or action of any kind, be deemed a beneficiary hereof for all purposes and such Registrable Securities shall be held subject to all the terms of this Agreement, and by taking and holding such Registrable Securities such Permitted Transferee shall be treated as an “Investor” for all purposes under this Agreement and shall be entitled to receive the benefits of, and be conclusively deemed to have agreed to be bound by all of the applicable terms and provisions of, this Agreement. A “Permitted Transferee” is any Person who acquires Registrable Securities in any manner, whether by gift, bequest, purchase, operation of law or otherwise (and for as long as such Person holds any Registrable Securities), from any Investor (including any subsequent Permitted Transferee), in compliance with Section 4 of the TCP-ASC Investor Rights Agreement or the CoyCo Investor Rights Agreement, Section 6.6 of the IHC Purchase Agreement or Section 6.4 of the LifePoint Purchase Agreement, as applicable, to the extent applicable to such Investor at the time of transfer.

(e) No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer, and this Agreement shall not confer, on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no other Persons shall have any standing with respect to this Agreement or the transactions contemplated by this Agreement; provided, however that each Indemnified Party (but only, in the case of an Investor Indemnitee, if such Investor Indemnitee has complied with the requirements of Section 8(c), including the first proviso of Section 8(c)) shall be entitled to the rights, remedies and obligations provided to an Indemnified Party under Section 8, and each such Indemnified Party shall have standing as a third-party beneficiary under Section 8 to enforce such rights, remedies and obligations.

(f) Entire Agreement. This Agreement, the TCP-ASC Purchase Agreement, the IHC Purchase Agreement, the CoyCo Transaction Agreement, the LifePoint Purchase Agreement and the other documents delivered pursuant to the TCP-ASC Purchase Agreement, the IHC Purchase Agreement, the CoyCo Transaction Agreement and the LifePoint Purchase Agreement, as applicable, including the TCP-ASC Investor Rights Agreement and the CoyCo Investor Rights Agreement, constitute the full and entire understanding and agreement among the parties hereto with regard to the subjects of this Agreement and such other agreements and documents.

(g) Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

if to the Company or Former Pubco: R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

with a copy to (which shall not constitute notice) to: Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

                 Robert M. Hayward, P.C

                 Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com

            robert.hayward@kirkland.com

            bradley.reed@kirkland.com

if to TCP-ASC: c/o TowerBrook Capital Partners L.P.

65 East 55th Street, 19th Floor

New York, NY 10022

Attention: Glenn Miller

Email: glenn.miller@towerbrook.com

with a copy to (which shall not constitute notice) to: Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

                 Elina Tetelbaum

Email: SACohen@wlrk.com

            ETetelbaum@wlrk.com

and

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen A. Infante

Facsimile: (646) 441-9039

if to IHC: IHC Health Services, Inc.

36 South State Street, 23rd Floor

Salt Lake City, Utah 84111

Attention: Jacque Millard

Email: investments@imail.org

with a copy to (which shall not constitute notice) to: IHC Health Services, Inc.

36 South State Street, 22nd Floor

Salt Lake City, Utah 84111

Attention: General Counsel

Email:

if to CoyCo 1 or CoyCo 2: CoyCo 1, L.P. and CoyCo 2, L.P.

c/o New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matt Holt and Jack Qian

Email: MHolt@newmountaincapital.com; JQian@newmountaincapital.com with a copy to (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John Sorkin and Andrew Silver

Email: John.Sorkin@ropesgray.com; Andrew.Silver@ropesgray.com if to LifePoint: LifePoint Health, Inc.

330 Seven Springs Way

Brentwood, Tennessee

Attention: General Counsel

Email: Jennifer.Peters@lpnt.net

with a copy to (which shall not constitute notice) to: Sidley Austin LLP

787 Seventh Avenue

New York, New York

Attention: Tony D. Feuerstein

                 Daniel L. Serota

Email: tfeuerstein@sidley.com

           dserota@sidley.com

or in any such case to such other address, facsimile number or telephone as any party hereto may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by facsimile if promptly confirmed.

(h) Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party to this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence in any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to the Investor, shall be cumulative and not alternative.

(i) Expenses. The Company and each Investor shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby, except as otherwise provided in Section 4.

(j) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the holders of a majority of the Registrable Securities or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, that (i) any amendment that would materially and adversely affect the rights of an Investor in a manner different from any other Investor shall also require the approval of such Investor, and (ii) any amendment that would adversely affect the specific rights granted to an Investor under this Agreement (as opposed to any rights in such Investor’s general capacity as an Investor), shall also require the approval of such Investor. Any consent hereunder and any amendment or waiver of any term of this Agreement by the Company must be approved in accordance with the TCP-ASC Investor Rights Agreement and CoyCo Investor Rights Agreement, as applicable. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities at the time outstanding (including securities convertible into Registrable Securities), each future holder of all such Registrable Securities, and the Company.

(k) Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

(l) Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

(m) Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute, rule or regulation defined or referred to in this Agreement means such agreement, instrument or statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Any reference to any section under the Securities Act or Exchange Act, or any rule promulgated thereunder, shall include any publicly available interpretive releases, policy statements, staff accounting bulletins, staff accounting manuals, staff legal bulletins, staff “no-action”, interpretive and exemptive letters, and staff compliance and disclosure interpretations (including “telephone interpretations”) of such section or rule by the SEC. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

R1 RCM INC.

By:
Name:
Title:

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:
Name:
Title:

IHC HEALTH SERVICES, INC.

By:
Name:
Title:

COYCO 1, L.P. By: CoyCo GP, L.L.C., its General Partner

By:
Name:
Title:

COYCO 2, L.P. By: CoyCo GP, L.L.C., its General Partner

By:
Name:
Title:

LIFEPOINT HEALTH, INC.

By:
Name:
Title:

[Signature Page to Second Amended and Restated Registration Rights Agreement]

Acknowledged and Agreed:

[FORMER PUBCO]

By:
Name:
Title:

[Signature Page to Second Amended and Restated Registration Rights Agreement]

ANNEX C

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

Amended and Restated Investor Rights Agreement, dated as of [•], 2022 (this “Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), [•] (formerly known as R1 RCM Inc. and Accretive Health, Inc.), a Delaware corporation (“Former Pubco”), TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (the “Investor”) and, solely for purposes of Section 4, Section 6 and Section 11, the undersigned Investor Affiliates.

WHEREAS, on December 7, 2015, Former Pubco and the Investor entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which Former Pubco agreed to sell to the Investor, and the Investor agreed to purchase from Former Pubco, preferred shares of Former Pubco and a warrant (the “Original Investor Warrant” and the warrant agreement in respect of the Original Investor Warrant, the “Original Investor Warrant Agreement”) to purchase shares of Common Stock, par value $0.01 per share, of Former Pubco (“Former Pubco Common Stock”);

WHEREAS, on February 16, 2016 (the “Original IRA Date”), Former Pubco, the Investor and, solely for purposes of Section 4, Section 6 and Section 11 thereof, certain Investor Affiliates entered into an Investor Rights Agreement (as amended by the IRA Amendment (as defined below), the “Original IRA”);

WHEREAS, on January 5, 2021, Former Pubco and the Investor entered into a Preferred Stock Agreement (the “Preferred Stock Agreement”) pursuant to which the Investor agreed to convert all of its Current Shares (as defined in the Preferred Stock Agreement) into shares of Former Pubco Common Stock, on the terms and subject to the conditions set forth in the Preferred Stock Agreement;

WHEREAS, on January 15, 2021, Former Pubco and the Investor entered into an amendment to the Original IRA (the “IRA Amendment”);

WHEREAS, on January 9, 2022, the Company, Former Pubco, Project Roadrunner Merger Sub Inc., a Delaware corporation, CoyCo 1 L.P., a Delaware limited partnership (“CoyCo 1”), CoyCo 2 L.P., a Delaware limited partnership (“CoyCo 2” and together with CoyCo 1, “CoyCo Investors”) and Revint Holdings, LLC a Delaware limited partnership, entered into a Transaction Agreement and Plan of Merger (the “CoyCo Transaction Agreement”) pursuant to which, among other things, the Company acquired all of the issued and outstanding limited liability company interests of Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, in exchange for the consideration set forth therein, including shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) on the terms and subject to the conditions set forth in the CoyCo Transaction Agreement;

WHEREAS, pursuant to the Merger (as defined in the CoyCo Transaction Agreement) and on the terms and subject to the conditions set forth in the CoyCo Transaction Agreement, each share of Former Pubco Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the CoyCo Transaction Agreement) was converted into one (1) fully paid and non-assessable share of Common Stock having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the share of Former Pubco Common Stock being so converted;

WHEREAS, pursuant to the CoyCo Transaction Agreement, at the Effective Time, the Original Investor Warrant ceased to represent or relate to a share of Former Pubco Common Stock and was converted automatically to represent or relate to a share of Common Stock on substantially the same terms and conditions as applied to the Original Investor Warrant immediately prior to the Effective Time (the Original Investor Warrant Agreement as so converted and as may be amended or modified from time to time, the “Converted

Investor Warrant Agreement” and the Original Investor Warrant as so converted and as may be amended or modified from time to time, the “Converted Investor Warrant”);

WHEREAS, Section 11.8 of the Original IRA permits the Investor and Former Pubco to amend the Original IRA; and

WHEREAS, the parties hereto desire to amend and restate the Original IRA in its entirety as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the parties hereto hereby amend and restate the Original IRA in its entirety and agree as follows:

Section 1. Definitions. Capitalized terms used and not otherwise defined in this Agreement that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“CoyCo IRA” means the Investor Rights Agreement, dated as of the date hereof, by and among the Company, the CoyCo Investors and the other parties thereto.

“Diluted Common Shares” means, as of any date, the total number of shares of Common Stock then outstanding, calculated assuming the full exercise of the Converted Investor Warrant.

“Indebtedness” means (i) indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property, (ii) obligations as lessee under leases which have been recorded as capital leases and (iii) obligations under guaranties in respect of indebtedness or obligations of others of the kind referred to in clauses (i) through (ii) above, as reported in accordance with GAAP, provided that Indebtedness shall not include (A) trade payables and accrued expenses arising in the ordinary course of business and (B) indebtedness, obligations under guaranties and other liabilities owed by the Company to its Subsidiaries or among the Company’s Subsidiaries.

“MPSA” means that certain amended and restated Master Professional Services Agreement, dated as of the Original IRA Date, by and between Ascension Health Alliance d/b/a Ascension (“Ascension”) and the Company (as has been, and may in the future be, amended or supplemented from time to time).

“New Securities” means any shares of capital stock of the Company, including Common Stock, whether authorized or not by the Company’s board of directors (the “Board”) or any committee of the Board, and rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible, exchangeable or exercisable into capital stock; provided, however, that the term “New Securities” shall not include: (i) securities issued to employees, consultants, officers and directors of the Company, pursuant to any arrangement approved by the Board or the Board’s Compensation Committee subject to any consent or approval required hereunder; (ii) securities issued to the sellers pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Company will own equity securities of the surviving or successor corporation; (iii) securities issued in an underwritten registered public offering, provided that the Company shall have complied with Section 5 with respect to such securities; (iv) securities issued pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants, provided that either (x) the Company shall have complied with Section 5 with respect to the initial sale or grant by the Company of such rights or agreements or (y) such rights or agreements existed on or prior to the Original IRA Date (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the Original IRA Date with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights agreement shall not be included in this clause (iv)); (v) securities issued in connection with any stock split, stock dividend or recapitalization by the Company; (vi) Common Stock issued pursuant to the CoyCo Transaction Agreement; (vii) Common Stock issued pursuant to the Warrants; and (viii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (vii) above.

“Ownership Percentage” means, as of any date, the percentage equal to (i) the difference of (x) the aggregate number of shares of Common Stock issued to the Investor pursuant to the CoyCo Transaction Agreement (in connection with the conversion of Former Pubco Common Stock into Common Stock) or the Converted Investor Warrant and issued pursuant to any preemptive rights pursuant to this Agreement (calculated assuming the full exercise of the Converted Investor Warrant), minus (y) the aggregate number of any shares of Common Stock (calculated assuming the full exercise of the Converted Investor Warrant) transferred by the Investor to any Person (including to the Company in connection with a redemption pursuant to the terms of the Converted Investor Warrant Agreement, but excluding any transfers to funds managed by TowerBrook Capital Partners L.P., Ascension or their respective Affiliates (each, an “Investor Affiliate”) who, if required by Section 4.4, executes a written joinder agreement in a form approved by the Company pursuant to Section 4.4) divided by (ii) the Diluted Common Shares.

“Ownership Threshold” means, as of any date, the Investor and the Investor Affiliates taken together holding in aggregate at least 33% of the Diluted Common Shares for purposes of Section 2.1(a) or 25% of the Diluted Common Shares for all purposes other than Section 2.1(a) (calculated for purposes of this definition assuming full exercise of the Converted Investor Warrant).

“Registrable Securities” has the meaning ascribed to such term in the Amended and Restated Registration Rights Agreement.

“Registration Rights Agreement” means the Second Amended and Restated Registration Rights Agreement, dated as of the date hereof, by and among the Company, Former Pubco, the Investor, IHC Health Services, Inc., a Utah non-profit corporation, the CoyCo Investors and Shared Business Services, LLC, a Delaware limited liability company.

“Warrants” means (i) the Converted Investor Warrant, and (ii) the Warrant, dated as of January 23, 2018, between the Company (as assignee from Former Pubco) and IHC Health Services, Inc. as such Warrant may be amended or modified from time to time.

Section 2. Governance Matters.

Section 2.1 Board Composition.

(a) After the Original IRA Date,

(i) for so long as the Ownership Threshold is met the Investor shall be entitled to nominate such number of individuals to the Board constituting a majority of directors,

(ii) for so long as the Ownership Threshold is not met but the Investor’s Ownership Percentage exceeds 10% of the Diluted Common Shares, then the Investor shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two (2) directors, and

(iii) for so long as the Investor’s Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Investor shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one (1) director (each, an “Investor Designee,” and collectively, the “Investor Designees”).

For so long as the Ownership Threshold is met, (A) the Investor shall be entitled to designate the chairperson of the Board and (B) except (i) with respect to one (1) designee to the Board designated by the CoyCo Investors (or their permitted assigns) pursuant to the CoyCo IRA and (ii) as otherwise directed or agreed by the Investor and to the extent required by applicable listing standards (including any requirements for initial listing), the Company agrees to cause all members of the Board that are not Investor Designees (other than the chief executive officer of the Company) to be “independent” as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law (and all non-Investor Designees other than the chief executive officer of the Company and any designees described in clause (i) of this clause (B) have agreed to resign if necessary to effectuate the foregoing). To the extent required by applicable listing standards (including any requirements for initial listing), Investor Designees shall include a number of persons that qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law such that, together with any other “independent” directors then serving on the Board that are not Investor Designees, the Board is comprised of at least a majority of “independent” directors. The Company shall, at any annual or special meeting of shareholders of the Company at which directors are to be elected, subject to the fulfillment of the requirements set forth in Section 2.1(b), nominate the Investor Designees for election to the Board and use all commercially reasonable efforts to cause the Investor Designees to be elected as directors of the Board.

(b) Any Investor Designee shall be reasonably acceptable to the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”). The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines as in effect from time to time. The Investor shall notify the Company of any proposed Investor Designee in writing no later than the latest date on which shareholders of the Company may make nominations to the Board in accordance with the Bylaws of the Company in effect on the date hereof (as they may be amended from time to time, the “Bylaws”), together with all information concerning such nominee required to be delivered to the Company by the Bylaws and such other information reasonably requested by the Company; provided that in each such case, all such information is generally required to be delivered to the Company by the other outside directors of the Company (the “Nominee Disclosure Information”); provided, further that in the event the Investor fails to provide any such notice, the Investor Designee shall be the person then serving as the Investor Designee as long as the Investor provides the Nominee Disclosure Information to the Company promptly upon request by the Company.

(c) In the event of the death, disability, resignation or removal of an Investor Designee, the Board will promptly elect to the Board a replacement director designated by the Investor, subject to the fulfillment of the requirements set forth in Section 2.1(b), to fill the resulting vacancy, and such individual shall then be deemed an Investor Designee for all purposes under this Agreement.

(d) For so long as the Investor has rights under this Section 2.1, the Company will not amend or waive the provisions of Section 3 of the CoyCo IRA.

Section 2.2 Committee Membership. After the Original IRA Date, and subject to applicable law and the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), the Company will offer the Investor Designees (to be selected by the Investor) an opportunity to, at Investor’s option, either sit on each regular committee of the Board in relative proportion to the number of Investor Designees on the Board or attend (but not vote) at the meetings of such committee as an observer. If an Investor Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the Board, then the Board shall offer such Investor Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer. For the avoidance of doubt, Investor may select different Investor Designees for different committees.

Section 2.3 Compensation and Benefits. Each of the Investor Designees will be entitled to receive similar compensation, benefits, reimbursement (including of travel expenses), indemnification and insurance coverage for their service as directors as the other outside directors of the Company; provided, that the Investor (on behalf of any Investor Designee) or any Investor Designee may elect to waive, in its, his or her discretion, all or any portion of the foregoing entitlements. For so long as the Company maintains directors and officers liability insurance, the Company shall include each Investor Designee as an “insured” for all purposes under such insurance policy for so long as such Investor Designee is a director of the Company and for the same period as for other former directors of the Company when such Investor Designee ceases to be a director of the Company.

Section 2.4 Special Approval Matters.

(a) For so long as the Ownership Threshold is met, the following matters will require the approval of the holders of a majority of the shares of Common Stock that are held by the Investor or any Investor Affiliate to proceed with such a transaction (excluding any such transaction between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries):

(i) the amendment or modification of the Company’s Certificate of Incorporation or Bylaws in any manner that adversely impacts the rights of holders of Common Stock;

(ii) [Reserved.]

(iii) [Reserved.]

(iv) the creation, authorization or issuance of any equity securities of the Company or any of its Subsidiaries in any manner that adversely impacts the rights of holders of Common Stock;

(v) any amendment of the MPSA;

(vi) the incurrence of any Indebtedness by the Company or any of its Subsidiaries in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the Indebtedness contemplated by the Financing Commitment (as defined in the CoyCo Transaction Agreement) and (ii) refinancings of existing Indebtedness (including the Indebtedness contemplated by the Financing Commitment));

(vii) the sale, transfer or other disposition of assets or businesses of the Company or any of its Subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

(viii) the acquisition by the Company or any of its Subsidiaries of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

(ix) capital expenditures by the Company or any of its Subsidiaries in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

(x) the approval of the annual budget of the Company and its Subsidiaries;

(xi) the hiring or termination of the Company’s chief executive officer;

(xii) the appointment or removal of the chairperson of the Board; and

(xiii) the Company or any of its Subsidiaries making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

(b) For so long as the Ownership Threshold is met, increasing the size of the Board beyond [12]1 directors plus the number of directors that the CoyCo Investors have the right to nominate pursuant to Section 2.1 of the CoyCo IRA will require the approval of a majority of the Investor Designees.

(c) When the Ownership Threshold is met, any transaction, agreement, commitment or arrangement between the Company, on the one hand, and the Investor or any Investor Affiliate, on the other hand (other than any amendment of the MPSA) shall require the approval of a majority of the directors of the Board then in office who are not Investor Designees or otherwise affiliates of the Investor, other than a Pro Rata Transaction.

Section 2.5 Books and Records; Access. For so long as the Investor’s Ownership Percentage is 5% or more, the Company shall permit the Investor and its designated representatives (that, for the avoidance of doubt, cannot include any transferee (other than an Investor Affiliate) or customer of the Company), at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company and the Company Subsidiaries and to discuss the affairs, finances and condition of the Company or any of the Company Subsidiaries with the officers of the Company or any such Company Subsidiary.

Section 3. Voting Agreement.

Section 3.1 Voting Agreement as to Certain Matters. For so long as there is at least one Investor Designee on the Board, the Investor will cause all of its shares of Company capital stock that are entitled to vote, whether now owned or hereafter acquired (collectively, the “Voting Securities”), to be voted (i) in favor of any nominee or director nominated by the Governance Committee (provided that the Governance Committee is consistent with the terms of Section 2.1) and (ii) against the removal of any director nominated by the Governance Committee.

Section 3.2 No Successors in Interest. The provisions of this Section 3 shall not be binding upon the successors in interest to any of the Voting Securities other than Investor Affiliates.

Section 4. Restrictions on Transfer Section 4.1 .

Section 4.1 [Reserved.]

Section 4.2 [Reserved.]

Section 4.3 No Transfer to Competitors. Neither the Investor nor any Investor Affiliate may at any time directly or knowingly indirectly (without any duty of investigation) transfer the Converted Investor Warrant, any shares of Common Stock issued to the Investor pursuant to the CoyCo Transaction Agreement or any shares of Common Stock issued upon exercise of the Converted Investor Warrant to any Competitor of the Company without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion), other than in connection with any Pro Rata Transaction. For purposes of this Section 4.3, “Competitor” shall mean (i) any Person that (x) sells (A) hospital or medical professional group revenue cycle management services or software or (B) physician advisory services and (y) such sales represent greater than 50% of the total annual sales, for the most recent completed fiscal year, of such Person and its direct and indirect subsidiaries taken as a whole and (ii) any Person that has direct or indirect majority voting control of any Person identified in the preceding clause (i).

[1]	To be the number of directors as of closing (excluding the CoyCo Investors nominees).

Section 4.4 No Block Transfers to Individual Persons. Neither the Investor nor any Investor Affiliate may, individually or acting together with any other person as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), at any time knowingly, directly or indirectly transfer any shares of Common Stock issued to the Investor pursuant to the CoyCo Transaction Agreement or any shares of Common Stock issued or issuable upon exercise of the Converted Investor Warrant (a) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in an amount constituting 15% or more of the voting capital stock of the Company then outstanding (as calculated from the cover of the Company’s most recent Form 10-K or 10-Q, as applicable, filed with the Securities and Exchange Commission and publicly available on EDGAR) or (b) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that, immediately following such transfer, would beneficially own in the aggregate more than 19.9% of the voting capital stock of the Company then outstanding based on filings with the Securities Exchange Commission of a Schedule 13D or 13G for that transferee publicly available on EDGAR at least one Business Day prior to such transfer (other than, in each case of clauses (a) or (b), to (i) the Investor, (ii) any of its Affiliates (including the Investor Affiliates and commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Section 3, Section 4 and Section 6, (iii) in connection with any Permitted Transfer or (iv) in connection with a bona fide public offering or distribution).

Section 4.5 Permitted Transfers. The following transfers (“Permitted Transfers”) shall be permitted without the Company’s consent:

(i) to an Investor Affiliate who executes a written joinder agreement pursuant to which such Investor Affiliate agrees to be bound by the terms of this Agreement (a “Joinder”), or

(ii) in any Pro Rata Transaction.

For purpose of this Agreement, a “Pro Rata Transaction” shall mean any transaction in which all shareholders (x) are offered pro rata tag along rights on terms substantially similar to those given to the Investor and (y) are entitled to receive consideration of equal market value (on a per share, as-converted or exercised basis), with no value paid to any holder of the Converted Investor Warrant in respect of any liquidation preference, option value, dividend or any other rights related to the Converted Investor Warrant. The Company shall cooperate with, and not frustrate, any transfers by Investor or any Investor Affiliate that are not prohibited by this Agreement.

Section 5. Preemptive Right.

Section 5.1 Subject to the terms and conditions set forth in this Section 5, the Investor has the right to purchase from the Company an amount of any New Securities that the Company may, from time to time, propose to issue and sell up to the Investor’s Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance) to the extent such New Securities are actually issued.

Section 5.2 In the event the Company proposes to undertake an issuance of New Securities, it shall give the Investor written notice of its intention, describing the type of New Securities and the price and terms upon which the Company proposes to issue such New Securities (a “Notice of Issuance”). The Investor shall have thirty (30) days from the date of delivery of a Notice of Issuance to the Investor to agree to purchase a portion of the New Securities up to the Investor’s Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance. On or prior to the expiration of such thirty (30) day period, the Investor shall deliver a written notice to the Company stating the quantity of New Securities to be purchased by the Investor (the “Investor Response”), which written notice shall be binding on the Company and the Investor subject only to the completion of the issuance of New Securities described in the applicable Notice of Issuance.

Section 5.3 The Company shall have 120 days following the earlier of (i) the expiration of the thirty (30) day period described in Section 5.2 and (ii) the delivery of both the Investor Response and the investor response contemplated by the CoyCo IRA to sell or enter into an agreement to sell the New Securities with respect to which the Investor’s right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such New Securities or enter into an agreement to sell such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Investor in the manner provided in Section 5.2.

Section 5.4 If, at the close of any Business Day following the Original IRA Date, the Investor’s Ownership Percentage is less than 10%, then all obligations of the Company pursuant to this Section 5 shall immediately terminate.

Section 6. Standstill Restrictions.

Section 6.1 Until the later of (x) the time that the Investor’s Ownership Percentage is less than 25% of the Diluted Common Shares and (y) the third anniversary of the Original IRA Date (and, in the case of (iv) – (vii), only for so long as the designees of Investor under Section 2.1(a) are seated on the Board pursuant to Section 2.1 and Section 2.4(b) and other than with respect to the election of the Investor Designees), neither the Investor nor any Investor Affiliate shall (i) except as provided in Section 5, directly or indirectly acquire, agree to acquire, or offer to acquire, beneficial ownership of any equity securities of the Company, any warrant or option to purchase such securities, any security convertible into any such securities, or any other right to acquire such securities, other than the Common Stock issued pursuant to the CoyCo Transaction Agreement, the Converted Investor Warrant, Common Stock acquired upon exercise of the Converted Investor Warrant and any Common Stock paid as dividends or as otherwise would not increase the Investor’s beneficial ownership of the Company’s Common Stock by greater than 1% on an as-converted basis, (ii) bring any action or otherwise act to contest the validity of the restrictions set forth in this Section 6, or seek a release of such restrictions, (iii) deposit Common Stock in a voting trust or similar arrangement or subject any Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Common Stock to any person not affiliated with the Investor or Company management; (iv) make, or in any way participate or engage in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of Subsidiary of the Company, (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any Subsidiary of the Company except for any group constituting solely of the Investor and Investor Affiliates, (vi) seek the removal of any directors from the Board or a change in the size or composition of the Board (including, without limitation, voting for any directors not nominated by the Board), except as otherwise provided in Section 2.4(b), (vii) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (viii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (ix) make, or take, any action that would reasonably be expected to cause the Company to make a public announcement regarding any intention of the Investor to take an action that would be prohibited by the foregoing; provided, however, that the foregoing shall not restrict the Investor from complying with applicable law or the ability of the Investor Designees or other directors appointed or elected to the Board from exercising their fiduciary duties or powers as directors.

Section 6.2 Notwithstanding the foregoing, if the Board decides to engage in a process that could give rise to a change of control of the Company, the Company shall invite the Investor to participate in such process on the terms and conditions generally made available to the other participants in such process; provided, however, that in the event the Investor participates in such process, each Investor Designee shall recuse himself or herself from voting on, or otherwise receiving any confidential information regarding, matters in connection with the process; provided, further, however, that, following the termination of the Investor’s participation in any process, the Investor’s right to vote on, and receive confidential information about, the process shall be reinstated. In addition, if requested by the Board, the Investor may submit a confidential private acquisition proposal to the Board and respond to any related inquiries from the Board, provided that any such proposal shall be conditioned on approval of the Board.

Section 7. Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate (a) upon the mutual written agreement of the Company and the Investor, (b) upon written notice of either the Company or the Investor at such time as the Investor’s Ownership Percentage is less than 5% or (c) upon written notice of the Investor upon a material breach of this Agreement or the Purchase Agreement by the Company; provided that Section 4 will survive any termination of this Agreement pursuant to Section 7(c) if at the time of such material breach, (i) Investor had a majority of the directors and (ii) either any action by the board of directors or any failure to act by the board of directors caused the breach of this Agreement.

Section 8. Confidentiality. All confidentiality agreements between the Company and Ascension, and between the Company and TowerBrook Capital Partners L.P., including the Confidentiality Agreement and SEM Confidentiality Agreements (each as defined in the Purchase Agreement) were terminated as of the Original IRA Date. On the date of this Agreement, the Investor, TowerBrook Capital Partners L.P., Ascension and the Company shall enter into a confidentiality agreement substantially in the form attached hereto as Exhibit A (the “IRA Confidentiality Agreement”).

Section 9. Section 16b-3. So long as (i) the Investor has the right to designate an Investor Designee, (ii) Investor, TowerBrook Capital Partners L.P., Ascension and/or any Investor Affiliate owns, directly or indirectly, at least 10% of the outstanding Common Stock or (iii) any holder of Investor limited partnership units who is an “executive officer” or person who is a “director” or a “director by deputization” required to comply with Section 16 of the Exchange Act directly or indirectly holds any Common Stock or receives any Common Stock from the Investor, the Board shall take such action as is reasonably necessary to cause the exemption of any acquisition or disposition of Converted Investor Warrant, Common Stock or any Registrable Securities by such person from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 so long as such exemption is not prohibited by applicable law; for the avoidance of doubt, the Company shall pass one or more exemptive resolutions by the Board each time there is any purported acquisition or disposition of Converted Investor Warrant, Common Stock or any Registrable Securities by such person with requisite specificity to exempt from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3.

Section 10. Tax Matters.

Section 10.1 The Investor delivered to the Company within ninety (90) days after the Original IRA Date two original copies of whichever of the following was applicable: (i) duly completed and executed copies of Internal Revenue Service Form W-8BEN (or any subsequent versions thereof or successors thereto), claiming eligibility (if any) for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed and executed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) duly completed and executed copies of Internal Revenue Service Form W-8EXP (or any subsequent versions thereof or successors thereto) (iv) duly completed and executed copies of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto), (v) duly completed and executed copies of Internal Revenue Service Form W-8IMY (or any subsequent versions thereof or successors thereto), together with forms and certificates described in clauses (i) through (iv) above (and additional Form W-8IMYs (or any subsequent versions thereof or successors thereto)) as may be required or (vi) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made. In addition, in each of the foregoing circumstances, the Investor shall deliver such forms upon the obsolescence, expiration or invalidity of any form previously delivered by the Investor. The Investor shall, as promptly as reasonably practicable notify the Company at any time it determines that it is no longer in a position to provide any previously delivered form or certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose).

Section 10.2 The Investor delivered to the Company within ninety (90) days after the Original IRA Date a schedule setting out the Investor’s calculations in reasonable detail as to how much withholding would be required on payments to the Investor or any Investor Affiliates (each such owner, an “Investor Group Member”) in the event of a taxable distribution and shall as promptly as reasonably practicable deliver an updated schedule whenever such information changes (including upon any transfer to Investor Group Members not party to this Agreement).

Section 10.3 [Reserved]

Section 10.4 The Investor represents that it is a domestic corporation for federal income tax purposes and shall deliver to the Company an Internal Revenue Service Form W-9 to such effect.

Section 11. Miscellaneous.

Section 11.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 11.2 Jurisdiction; Enforcement. Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 11.2 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 11.6. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.3 Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, the rights of the Investor under this Agreement shall not be assignable to any Person without the consent of the Company other than to an Investor Affiliate that executes a Joinder.

Section 11.4 No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, shareholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

Section 11.5 Entire Agreement. This Agreement, the Purchase Agreement, the Preferred Stock Agreement, the MPSA, the Registration Rights Agreement, the Converted Investor Warrant Agreement, the Converted Investor Warrant, the IRA Confidentiality Agreement and Voting Agreement (as defined in the CoyCo Transaction Agreement), constitute the full and entire understanding and agreement between the parties with regard to the subjects of this Agreement and such other agreements and documents.

Section 11.6 Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

If to the Company or Former Pubco:

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

With a copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

                 Robert M. Hayward, P.C.

                 Bradley C. Reed, P.C.

Email:      richard.porter@kirkland.com

                 robert.hayward@kirkland.com

                 bradley.reed@kirkland.com

if to the Investor:

c/o TowerBrook Capital Partners L.P.

65 East 55th Street, 19th Floor

New York, NY 10022

Attention: Glenn Miller

Email:      glenn.miller@towerbrook.com

with a copy to (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

                 Elina Tetelbaum

Email:      SACohen@wlrk.com

                 ETetelbaum@wlrk.com

and

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen A. Infante

Email: sinfante@cov.com

or in any such case to such other address or email address as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by email if promptly confirmed or a delivery receipt is received.

Section 11.7 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

Section 11.8 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Investor or, in the case of a waiver, by the party against whom the waiver is to be effective. Any consent hereunder and any amendment or waiver of any term of this Agreement by the Company must be approved in accordance with Section 2.4(c) herein. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder that executes a Joinder, and the Company.

Section 11.9 Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

Section 11.10 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 11.11 Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 11.12 Expenses. The Company shall, at the direction of the Investor, pay directly or reimburse the Investor for such reasonable, documented and out-of-pocket travel expenses and other business expenses that arise in connection with or directly relate to the Investor’s and its Affiliates performance of its and its Affiliates’ obligations under this Agreement or otherwise relating to the management and oversight of the Investor’s investment in the Company (including any reasonable attorneys’ fees); provided that in no event shall the Company be obligated under this Section 11.12 to (x) pay or reimburse any expenses (individually or in the aggregate) in an amount above $100,000 per fiscal year or (y) pay or reimburse any expenses (including attorneys’ fees) related to any filings required to be made by the Investor or its Affiliates solely in their capacity as stockholders or beneficial owners of the Company. Unless otherwise approved by the Company, travel expenses will be reimbursed only to the extent that such travel is consistent with the Company’s policies for members of the Board in effect from time to time with respect to travel. The Company shall, at the direction of the Investor, pay directly or reimburse the Investor for (i) such reasonable fees of Wachtell, Lipton, Rosen & Katz and Covington & Burling LLP and (ii) any filing fees, expenses, fines or penalties in connection with any filing or approval required by any Governmental Authority (or a failure to make such a filing), in each case (i) and (ii) relating to or in connection with this Agreement and the transactions contemplated by the CoyCo Transaction Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

COMPANY: R1 RCM INC.

By:
Name:
Title:

FORMER PUBCO: [•]

By:
Name:
Title:

INVESTOR: TCP-ASCH ACHI SERIES LLLP
By: TCP-ASC GP, LLC, its General Partner

By:
Name:
Title:

INVESTOR AFFILIATES:

TOWERBROOK INVESTORS IV
(ONSHORE), L.P.

By: TowerBrook Investors GP IV, L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

Signature Page to Investor Rights Agreement

TOWERBROOK INVESTORS IV (892), L.P.
By: TowerBrook Investors GP IV (Alberta), L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

TOWERBROOK INVESTORS IV (OS), L.P.

By: TowerBrook Investors GP IV (Alberta), L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

TOWERBROOK INVESTORS IV EXECUTIVE FUND, L.P.

By: TowerBrook Investors GP IV, L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

TOWERBROOK INVESTORS IV TEAM DAYBREAK, L.P.

By: TowerBrook Investors IV Team Daybreak Cayman Holdco Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

ASCENSION HEALTH ALLIANCE D/B/A ASCENSION

By:
Name:
Title:

ANNEX D

INVESTOR RIGHTS AGREEMENT

Investor Rights Agreement, dated as of [•], 2022 (this “Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), CoyCo 1, L.P., a Delaware limited partnership (“Coyco 1”), and Coyco 2, L.P., a Delaware limited partnership (“Coyco 2”, each of Coyco 1 and Coyco 2, an “Investor” and collectively, the “Investors”), and, solely for purposes of Section 4, Section 6 and Section 11, the undersigned Investor Affiliate.

WHEREAS, on January [•], 2022, the Company, the Investors, [•] (f/k/a R1 RCM Inc.), a Delaware corporation (“Roadrunner”), Project Roadrunner Merger Sub Inc., a Delaware corporation, and Revint Holdings, LLC, a Delaware limited partnership, entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) pursuant to which the Company acquired all of the issued and outstanding limited liability company interests of Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, in exchange for the consideration set forth therein, including shares of common stock, par value $0.01 per share (“Common Stock”), of the Company on the terms and subject to the conditions set forth in the Transaction Agreement; and

WHEREAS, it is a condition to the closing of the transactions contemplated by the Transaction Agreement that the Company and the Investors enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company and the Investors agree as follows:

Section 1. Definitions. Capitalized terms used and not otherwise defined in this Agreement that are defined in the Transaction Agreement shall have the meanings given such terms in the Transaction Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Diluted Common Shares” means, as of any date, the total number of shares of Common Stock then outstanding, calculated assuming the full exercise of the TCP/AS Warrant.

“Indebtedness” means (i) indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property, (ii) obligations as lessee under leases which have been recorded as capital leases and (iii) obligations under guaranties in respect of indebtedness or obligations of others of the kind referred to in clauses (i) through (ii) above, as reported in accordance with GAAP; provided, that, Indebtedness shall not include (A) trade payables and accrued expenses arising in the ordinary course of business and (B) indebtedness, obligations under guaranties and other liabilities owed by the Company to its Subsidiaries or among the Company’s Subsidiaries.

“New Securities” means any shares of capital stock of the Company, including Common Stock, whether authorized or not by the Company’s board of directors (the “Board”) or any committee of the Board, and rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible, exchangeable or exercisable into capital stock; provided, however, that the term “New Securities” shall not include: (i) securities issued to employees, consultants, officers and directors of the Company, pursuant to any arrangement approved by the Board or the Board’s Compensation Committee subject to any consent or approval required hereunder; (ii) securities issued to the sellers pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Company will own equity securities of the surviving or successor corporation; (iii) securities issued in an underwritten registered public offering, provided, that the Company shall have complied with Section 5 with respect to such securities; (iv) securities issued pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants; provided, that either (x) the Company shall have complied with Section 5 with respect to the initial sale or grant by the Company of such rights or agreements or (y) such rights or agreements existed on or prior to the date hereof (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the date hereof with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights agreement shall not be included in this clause (iv)); (v) securities issued in connection with any stock split, stock dividend or recapitalization by the Company; (vi) Common Stock issued pursuant to the Transaction Agreement; (vii) Common Stock issued pursuant to the Warrants; and (viii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (vii) above.

“Ownership Percentage” means, as of any date, the percentage equal to (i) the difference of (x) the aggregate number of shares of Common Stock issued to the Investors pursuant to the Transaction Agreement and issued pursuant to any preemptive rights pursuant to this Agreement, minus (y) the aggregate number of any shares of Common Stock transferred by any Investor to any Person (but excluding any transfers to funds managed by New Mountain Partners V (AIV-D), LP (“NMC”) or its Affiliates, including New Mountain Capital, L.L.C. (together with NMC, each, an “Investor Affiliate”) who, if required by Section 4.1, executes a written joinder agreement in a form approved by the Company pursuant to Section 4.1) divided by (ii) the Diluted Common Shares.

“Ownership Threshold” means, as of any date, the Investors and the Investor Affiliates taken together holding in aggregate at least (x) [•]1 (as adjusted for any stock split, reverse stock split or other similar event) or (y) 33% of the Diluted Common Shares for purposes of Section 2.1(a) or 25% of the Diluted Common Shares for all purposes other than Section 2.1(a).

“TCP/AS IRA” means that certain Amended and Restated Investor Rights Agreement, dated as of the date hereof, between the Company and TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership.

“Warrants” means the Warrant, dated as of February 16, 2016, between the Company (as assignee from Roadrunner) and TCP-ASC ACHI Series LLLP (the “TCP/AS Warrant”) and (ii) the Warrant, dated as of January 23, 2018, between the Company (as assignee from Roadrunner) and IHC Health Services, Inc., in each case, as such Warrant may be amended or modified from time to time.

Section	2. Governance Matters.

2.1.	Board Composition.

(a)

Concurrently with the execution of this Agreement, the Investors shall be entitled to nominate three (3) members to the Board, who shall initially be [•], [•] and [•], and the Board shall take all necessary action to cause the appointment of such individuals to the Board effective at the Closing. After the date hereof,

(1)	for so long as the Ownership Threshold is met the Investors shall be entitled to nominate three (3) members to the Board,

(2)

for so long as the Ownership Threshold is not met but the Investors’ Ownership Percentage exceeds 10% of the Diluted Common Shares, then the Investors shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two (2) directors, and

[1]	To be a number of shares equal to 75% of the shares of Common Stock issued to the Investors pursuant to the Transaction Agreement.

(3)

for so long as the Investors’ Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Investors shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one (1) director (each, an “Investor Designee,” and collectively, the “Investor Designees”).

For so long as the Ownership Threshold is met, (i) one Investor Designee shall be unaffiliated with NMC and (ii) two Investor Designees (which, for the avoidance of doubt, can include the Investor Designee described in clause (i)) shall qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law. The Company shall, at any annual or special meeting of shareholders of the Company at which directors are to be elected, subject to the fulfillment of the requirements set forth in Section 2.1(b), nominate the Investor Designees for election to the Board and use all commercially reasonable efforts to cause the Investor Designees to be elected as directors of the Board.

(b)

Any Investor Designee shall be reasonably acceptable to the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”), it being understood that the individuals named in Section 2.1(a) are acceptable. The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines as in effect from time to time. The Investors shall notify the Company of any proposed Investor Designee in writing no later than the latest date on which shareholders of the Company may make nominations to the Board in accordance with the Bylaws, together with all information concerning such nominee required to be delivered to the Company by the Bylaws and such other information reasonably requested by the Company; provided, that in each such case, all such information is generally required to be delivered to the Company by the other outside directors of the Company (the “Nominee Disclosure Information”); provided, further, that in the event the Investors fail to provide any such notice, the Investor Designee shall be the person then serving as the Investor Designee as long as the Investors provide the Nominee Disclosure Information to the Company promptly upon request by the Company.

(c)

In the event of the death, disability, resignation or removal of an Investor Designee, the Board will promptly elect to the Board a replacement director designated by the Investors, subject to the fulfillment of the requirements set forth in the first sentence of the last paragraph of Section 2.1(a) and Section 2.1(b), to fill the resulting vacancy, and such individual shall then be deemed an Investor Designee for all purposes under this Agreement.

(d)	For so long as the Investors have rights under this Section 2.1, the Company will not amend or waive the provisions of Section 3 of the TCP/AS IRA.

2.2. Committee Membership. After the date hereof, and subject to applicable law and the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), the Company will offer one Investor Designee (to be selected by the Investors) an opportunity to, at the Investors’ option, either sit on each regular committee of the Board or attend (but not vote) at the meetings of such committee as an observer. If an Investor Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the Board, then the Board shall offer such Investor Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer. For the avoidance of doubt, the Investors may select different Investor Designees for different committees.

2.3. Compensation and Benefits. Each of the Investor Designees will be entitled to receive similar compensation, benefits, reimbursement (including of travel expenses), indemnification and insurance coverage for their service as directors as the other outside directors of the Company; provided, that the Investors (on behalf of any Investor Designee) or any Investor Designee may elect to waive, in their, his or her discretion, all or any portion of the foregoing entitlements.2 For so long as the Company maintains directors and officers liability insurance, the Company shall include each Investor Designee as an “insured” for all purposes under such insurance policy for so long as such Investor Designee is a director of the Company and for the same period as for other former directors of the Company when such Investor Designee ceases to be a director of the Company.

2.4.	Special Approval Matters.

(a)

For so long as the Ownership Threshold is met, the following matters will require the approval of the holders of a majority of the Common Stock that is held by the Investors or any Investor Affiliate to proceed with such a transaction (excluding any such transaction between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries):

(1)	the amendment or modification of the Company’s Certificate of Incorporation or Bylaws in any manner that adversely impacts the rights of holders of Common Stock;

(2)	the creation, authorization or issuance of any equity securities of the Company or any of its Subsidiaries in any manner that adversely impacts the rights of holders of Common Stock;

(3)

the incurrence of any Indebtedness by the Company or any of its Subsidiaries in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the Indebtedness contemplated by the Financing Commitment and (ii) refinancings of existing Indebtedness (including the Indebtedness contemplated by the Financing Commitment));

(4)

the sale, transfer or other disposition of assets or businesses of the Company or any of its Subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

(5)

the acquisition by the Company or any of its Subsidiaries of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

(6)

capital expenditures by the Company or any of its Subsidiaries in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

(7)	the approval of the annual budget of the Company and its Subsidiaries;

(8)	the hiring or termination of the Company’s chief executive officer;

(9)	the appointment or removal of the chairperson of the Board; and

(10)

the Company or any of its Subsidiaries making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

(b)	For so long as the Ownership Threshold is met, increasing the size of the Board beyond 15 directors will require the approval of a majority of the Investor Designees.

(c)

(i) When the Ownership Threshold is met, any transaction, agreement, commitment or arrangement between the Company, on the one hand, and any Investor or any Investor Affiliate, on the other hand shall require the approval of a majority of the directors of the Board then in office who are not Investor Designees or otherwise affiliates of the Investors, other than a Pro Rata Transaction.

[2]	TCP/AS (with respect to Neal and Ian) and the Investors (with respect to NMC investment professionals) will provide waivers of cash and equity director compensation.

2.5.

Books and Records; Access. For so long as the Investors’ Ownership Percentage is 5% or more, the Company shall permit each Investor and its designated representatives (that, for the avoidance of doubt, cannot include any transferee (other than an Investor Affiliate) or customer of the Company), at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company and the Company Subsidiaries and to discuss the affairs, finances and condition of the Company or any of the Company Subsidiaries with the officers of the Company or any such Company Subsidiary.

2.6.

Tender Offers. Following the Closing, the Company may commence any tender offers or exchange offers for shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) and acquire securities pursuant to any such tender offers or exchange offers so long as the aggregate purchase price paid in respect of such shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) does not exceed $500 million in the aggregate (such tender offers or exchange offers, the “Pre-Approved Tender Offers”). Other than the Pre-Approved Tender Offers, for a period of eighteen (18) months following the Closing, the Company shall not, and shall cause its subsidiaries not to, commence any tender offer or exchange offer for any shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) or acquire any securities pursuant to any such tender offer or exchange offer, unless the amount and terms of such tender or exchange offer have been approved by a majority of the members of the Board of the Company, which majority must include at least two (2) directors who do not constitute “Investor Designees” pursuant to the TCP/ASC IRA and who qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) (such tender offers or exchange offers together with the Pre-Approved Tender Offers, the “Approved Tender Offers”). Notwithstanding the foregoing, in no event shall there be more than two Approved Tender Offers.

Section	3. Voting Agreement.

3.1.

Voting Agreement as to Certain Matters. For so long as there is at least one Investor Designee on the Board, each Investor will cause all of its shares of Company capital stock that are entitled to vote, whether now owned or hereafter acquired (collectively, the “Voting Securities”), to be voted (i) in favor of any nominee or director nominated by the Governance Committee (provided that the Governance Committee is consistent with the terms of Section 2.1) and (ii) against the removal of any director nominated by the Governance Committee.

3.2.	No Successors in Interest. The provisions of this Section 3 shall not be binding upon the successors in interest to any of the Voting Securities other than Investor Affiliates.

Section	4. Restrictions on Transfer.

4.1.

No Transfer of Shares Prior to Eighteen-Month Anniversary. Prior to [•][3], 2023, neither of the Investors nor any Investor Affiliate may directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of Common Stock to any Person without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion) other than any Permitted Transfer; provided, that, (i) with respect to any direct or indirect equity holders of an Investor, neither transfers of interests in an investment partnership or other fund vehicle nor transfers for bona fide estate planning purposes shall be deemed indirect transfers and (ii) for the avoidance of doubt, any pledges or encumbrances of equity interests in the Investors or any parent thereof (but not, for the avoidance of doubt, the Common Stock) in connection with ordinary course, fund-level, financing arrangements shall be permitted without the prior consent of the Company. Any purported transfer which is not in accordance with the terms and

[3]	To be the eighteen-month anniversary of this Agreement.

conditions of this Section 4.1 shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Company shall be entitled to injunctive relief enjoining the prohibited action.

4.2.

No Transfer to Competitors. Neither of the Investors nor any Investor Affiliate may at any time directly or knowingly indirectly (without any duty of investigation) transfer any shares of Common Stock to any Competitor of the Company without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion), other than in connection with any Pro Rata Transaction. For purposes of this Section 4.1, “Competitor” shall mean (i) any Person that (x) sells (A) hospital or medical professional group revenue cycle management services or software or (B) physician advisory services and (y) such sales represent greater than 50% of the total annual sales, for the most recent completed fiscal year, of such Person and its direct and indirect subsidiaries taken as a whole and (ii) any Person that has direct or indirect majority voting control of any Person identified in the preceding clause (i).

4.3.

No Block Transfers to Individual Persons. Neither of the Investors nor any Investor Affiliate may, individually or acting together with any other person as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), at any time knowingly, directly or indirectly transfer any shares of Common Stock (a) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in an amount constituting 15% or more of the voting capital stock of the Company then outstanding (as calculated from the cover of the Company’s most recent Form 10-K or 10-Q, as applicable, filed with the Securities and Exchange Commission and publicly available on EDGAR) or (b) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that, immediately following such transfer, would beneficially own in the aggregate more than 19.9% of the voting capital stock of the Company then outstanding based on filings with the Securities Exchange Commission of a Schedule 13D or 13G for that transferee publicly available on EDGAR at least one Business Day prior to such transfer (other than, in each case of clauses (a) or (b), to (i) the Investors, (ii) any of their Affiliates (including the Investor Affiliates and commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Section 3, Section 4 and Section 6, (iii) in connection with any Permitted Transfer or (iv) in connection with a bona fide public offering or distribution).

4.4.	Permitted Transfers. The following transfers (“Permitted Transfers”) shall be permitted without the Company’s consent:

(1)	to an Investor Affiliate who executes a written joinder agreement pursuant to which such Investor Affiliate agrees to be bound by the terms of this Agreement (a “Joinder”),

(2)

following [•][4], 2022 until [•][5], 2023, up to 20% of the Common Stock held by the Investors and Investor Affiliates (in the aggregate) in connection with the exercise of any “piggyback” registration rights pursuant to Section 3 of the Registration Rights Agreement,

(3)

to any limited partner of an Investor (each, an “Investor LP”) solely in order to permit such Investor LP of such Investor to participate directly in any substantially concurrent sale of Common Stock in which such Investor would otherwise be able to participate pursuant to the terms hereof,

(4)

in the event that any Investor LP (or any beneficial owner thereof) (other than, for the avoidance of doubt, NMC and its Affiliates including its affiliated investment funds) is required to pay income taxes as a result of the consummation of the transactions contemplated by the Transaction Agreement (including the Coyote Reorganization (as defined therein)), to such Investor LP a number of shares of

[4]	To be the six-month anniversary of this Agreement.
[5]	To be the eighteen-month anniversary of this Agreement.

Common Stock up to an amount sufficient to pay such income taxes (and any income taxes expected to be payable in connection with such distribution or the disposition of such shares of Common Stock), or

(5)	in any Pro Rata Transaction.

For purpose of this Agreement, a “Pro Rata Transaction” shall mean any transaction in which all shareholders (x) are offered pro rata tag along rights on terms substantially similar to those given to the Investors and (y) are entitled to receive consideration of equal market value (on a per share, as-converted or exercised basis). The Company shall cooperate with, and not frustrate, any transfers by Investors or any Investor Affiliate that are not prohibited by this Agreement.

4.5.

In connection with any distribution of Common Stock to an Investor LP pursuant to Section 4.4(3), the Company shall use commercially reasonable efforts to determine whether any certificates or book-entry interests evidencing such shares of Common Stock should include any legend as may be required under, and are otherwise distributed in compliance with, all applicable securities laws, including imposing any transfer restrictions for such period of time as may be required to ensure that any subsequent disposition by an Investor LP of such Common Stock is made in compliance with such laws.

4.6.

Notwithstanding anything in this Agreement to the contrary, each Investor (including any Investor Affiliate who signs a joinder agreement pursuant to Section 4.4(1)) agrees that it will not tender, sell or otherwise transfer any shares of Common Stock (other than shares of Common Stock received in a transfer pursuant to Section 4.4(4)) in connection with any tender offer by the Company for shares of Common Stock from the date of this Agreement until [•][6], 2023; provided, that the purchase price in such tender offer(s) does not exceed $1.0 billion in the aggregate. In addition, each Investor agrees that (i) it will take any actions reasonably requested by the Company in support of the Pre-Approved Tender Offers, (ii) its approval rights set forth in clause (5) of Section 2.4(a) shall not apply with respect to the Approved Tender Offers and (iii) its approval rights set forth in clause (3) of Section 2.4(a) shall not apply with respect to the Approved Tender Offers or the incurrence of Indebtedness by the Company or its subsidiaries to finance the Approved Tender Offers in an amount up to $500 million in the aggregate with respect to the Pre-Approved Tender Offers and (without duplication) $1.0 billion in the aggregate with respect to the Approved Tender Offers.

Section	5. Preemptive Rights.

5.1.

Subject to the terms and conditions set forth in this Section 5, each Investor has the right to purchase from the Company an amount of any New Securities that the Company may, from time to time, propose to issue and sell up to such Investor’s pro rata portion (as determined by the Investors) of the Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance) to the extent such New Securities are actually issued.

5.2.

In the event the Company proposes to undertake an issuance of New Securities, it shall give each Investor written notice of its intention, describing the type of New Securities and the price and terms upon which the Company proposes to issue such New Securities (a “Notice of Issuance”). Each Investor shall have thirty (30) days from the date of delivery of a Notice of Issuance to such Investor to agree to purchase a portion of the New Securities up to such Investor’s pro rata portion Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance. On or prior to the expiration of such thirty (30) day period, each Investor shall deliver a written notice to the Company stating the quantity of New Securities to be purchased by such Investor (an “Investor Response”), which written notice shall be binding on the Company and such Investor subject only to the completion of the issuance of New Securities described in the applicable Notice of Issuance.

[6]	To be the eighteen-month anniversary of this Agreement.

5.3.

The Company shall have 120 days following the earlier of (i) the expiration of the thirty (30) day period described in Section 5.2 and (ii) the delivery of each Investor Response and the investor response contemplated by the TCP/AS IRA to sell or enter into an agreement to sell the New Securities with respect to which an Investor’s right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such New Securities or enter into an agreement to sell such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Investors in the manner provided in Section 5.2.

5.4.

If, at the close of any Business Day following the date hereof, the Investors’ Ownership Percentage is less than 10%, then all obligations of the Company pursuant to this Section 5 shall immediately terminate.

Section	6. Standstill Restrictions.

6.1.

Until the later of (x) the time that the Investors’ Ownership Percentage is less than 25% of the Diluted Common Shares and (y) the third anniversary of the date hereof (and, in the case of (iv)—(vii), only for so long as the designees of the Investors under Section 2.1(a) are seated on the Board pursuant to Section 2.1 and Section 2.4(b) and other than with respect to the election of the Investor Designees), neither Investor nor any Investor Affiliate shall (i) except as provided in Section 5, directly or indirectly acquire, agree to acquire, or offer to acquire, beneficial ownership of any equity securities of the Company, any warrant or option to purchase such securities, any security convertible into any such securities, or any other right to acquire such securities, other than the Common Stock issued pursuant to the Transaction Agreement and any Common Stock paid as dividends or as otherwise would not increase the Investors’ beneficial ownership of the Company’s Common Stock by greater than 1% on an as-converted basis, (ii) bring any action or otherwise act to contest the validity of the restrictions set forth in this Section 6, or seek a release of such restrictions, (iii) deposit any Common Stock in a voting trust or similar arrangement or subject any Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Common Stock to any person not affiliated with the Investors or Company management; (iv) make, or in any way participate or engage in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of Subsidiary of the Company, (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any Subsidiary of the Company except for any group constituting solely of the Investors, the Investor Affiliates and other holders of partnership units of either Investor as of the Closing or their “Permitted Transferees” as defined in such Investor’s Amended and Restated Agreement of Limited Partnership (as in effect on the date hereof), (vi) seek the removal of any directors from the Board or a change in the size or composition of the Board (including, without limitation, voting for any directors not nominated by the Board), except as otherwise provided in Section 2.4(b), (vii) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (viii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (ix) make, or take, any action that would reasonably be expected to cause the Company to make a public announcement regarding any intention of an Investor to take an action that would be prohibited by the foregoing; provided, however, that the foregoing shall not restrict an Investor from complying with applicable law or the ability of the Investor Designees or other directors appointed or elected to the Board from exercising their fiduciary duties or powers as directors.

6.2.

Notwithstanding the foregoing, if the Board decides to engage in a process that could give rise to a change of control of the Company, the Company shall invite each Investor to participate in such process on the terms and conditions generally made available to the other participants in such process; provided, however, that in the event an Investor participates in such process, each Investor Designee shall recuse himself or herself from voting on, or otherwise receiving any confidential information regarding, matters in connection with the process; provided, further, however, that, following the termination of the Investors’ participation in any process, the Investors’ right to vote on, and receive confidential information about, the process shall be reinstated. In addition, if requested by the Board, the Investors may submit a confidential private acquisition proposal to the Board and respond to any related inquiries from the Board; provided, that any such proposal shall be conditioned on approval of the Board.

Section 7. Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate (a) upon the mutual written agreement of the Company and the Investors, (b) upon written notice of either the Company or the Investors at such time as the Investors’ Ownership Percentage is less than 5% or (c) upon written notice of the Investors upon a material breach of this Agreement by the Company.

Section 8. Confidentiality. All confidentiality agreements between the Company and Revint Intermediate II, LLC, including the Confidentiality Agreement (as defined in the Transaction Agreement) are hereby terminated as of the date of this Agreement. On the date of this Agreement, each Investor, NMC and the Company shall enter into a confidentiality agreement substantially in the form attached hereto as Exhibit A.

Section 9. Section 16b-3. So long as (i) the Investors have the right to designate an Investor Designee and an Investor Designee is serving on the Board, (ii) the Investors, NMC and/or any Investor Affiliate owns, directly or indirectly, at least 10% of the outstanding Common Stock or (iii) any holder of Investor limited partnership units who is an “executive officer” or person who is a “director” or a “director by deputization” required to comply with Section 16 of the Exchange Act directly or indirectly holds any Common Stock or receives any Common Stock from an Investor, the Board shall take such action as is reasonably necessary to cause the exemption of any acquisition or disposition of Common Stock or any Registrable Securities by any such person from the liability provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 so long as such exemption is not prohibited by applicable law; for the avoidance of doubt, the Company shall pass one or more exemptive resolutions by the Board each time there is any purported acquisition or disposition of Common Stock or any Registrable Securities by any such person with requisite specificity to exempt from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3.

Section 10. Tax Matters.

10.1.

Each Investor shall deliver to the Company within ninety (90) days after the date hereof two original copies of whichever of the following is applicable: (i) duly completed and executed copies of Internal Revenue Service Form W-8BEN (or any subsequent versions thereof or successors thereto), claiming eligibility (if any) for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed and executed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) duly completed and executed copies of Internal Revenue Service Form W-8EXP (or any subsequent versions thereof or successors thereto) (iv) duly completed and executed copies of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto), (v) duly completed and executed copies of Internal Revenue Service Form W-8IMY (or any subsequent versions thereof or successors thereto), together with forms and certificates described in clauses (i) through (iv) above (and additional Form W-8IMYs (or any subsequent versions thereof or successors thereto)) as may be required or (vi) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made. In addition, in each of the foregoing circumstances, each Investor shall deliver such forms upon the obsolescence, expiration or invalidity of any form previously delivered by such Investor. Each Investor shall, as promptly as reasonably practicable notify the Company at any time it determines that it is no longer in a position to provide any previously delivered form or certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose).

10.2.

Each Investor shall deliver to the Company within ninety (90) days after the date hereof a schedule setting out such Investor’s calculations in reasonable detail as to how much withholding would be required on payments to such Investor or any Investor Affiliates (each such owner, an “Investor Group Member”) in the event of a taxable distribution and shall as promptly as reasonably practicable deliver an updated schedule whenever such information changes (including upon any transfer to Investor Group Members not party to this Agreement).

10.3.

Upon a transfer of shares of Common Stock to an Investor Group Member not party to this Agreement, within ninety (90) days after such transfer or such earlier date as may be reasonably necessary in light of any upcoming taxable distribution, the Investors shall cause the Investor Group Member receiving such transferred shares to provide the information required by the first sentence of Section 10.1 to be delivered to the Company and shall cause the Investor Group Member to comply with the second and third sentences of Section 10.1 (replacing for this purpose the term “Investor” with “Investor Group Member”).

10.4.	Each Investor represents that it is a domestic limited partnership for federal income tax purposes and shall deliver to the Company an Internal Revenue Service Form W-9 to such effect.

Section 11. Miscellaneous.

11.1.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

11.2.

Jurisdiction; Enforcement. Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 11.2 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 11.6. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.3.

Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, no Investor may assign its rights under this Agreement to any Person without the consent of the Company other than to an Investor Affiliate that executes a Joinder.

11.4.

No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, shareholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

11.5.

Entire Agreement. This Agreement, the Transaction Agreement and the other documents delivered pursuant to the Transaction Agreement (including the Registration Rights Agreements and [•], each as defined therein), constitute the full and entire understanding and agreement between the parties with regard to the subjects of this Agreement and such other agreements and documents.

11.6.

Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

If to the Company:

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

With a copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

          Robert M. Hayward, P.C.

          Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com; robert.hayward@kirkland.com;

    bradley.reed@kirkland.com

if to the Investor:

c/o New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matt Holt and Jack Qian

Email: MHolt@newmountaincapital.com;

    JQian@newmountaincapital.com

With a copy to (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John Sorkin and Andrew Silver

Email: John.Sorkin@ropesgray.com;

    Andrew.Silver@ropesgray.com

or in any such case to such other address or email address as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by email if promptly confirmed or a delivery receipt is received.

11.7.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

11.8.

Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Investors or, in the case of a waiver, by the party against whom the waiver is to be effective. Any consent hereunder and any amendment or waiver of any term of this Agreement by the Company must be approved in accordance with Section 2.4(c) herein. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder that executes a Joinder, and the Company.

11.9.

Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

11.10.

Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

11.11.

Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

11.12.

Expenses. The Company shall, at the direction of the Investors, pay directly or reimburse the Investors for such reasonable, documented and out-of-pocket travel expenses and other business expenses that arise in connection with or directly relate to the Investors’ and their Affiliates performance of their and their Affiliates’ obligations under this Agreement or otherwise relating to the management and oversight of the Investors’ investment in the Company (including any reasonable attorneys’ fees); provided, that in no event shall the Company be obligated under this Section 11.12 to (x) pay or reimburse any expenses (individually or in the aggregate) in an amount above $100,000 per fiscal year or (y) pay or reimburse any expenses (including attorneys’ fees) related to any filings required to be made by the Investors or their Affiliates solely in their capacity as stockholders or beneficial owners of the Company. Unless otherwise approved by the Company, travel expenses will be reimbursed only to the extent that such travel is consistent with the Company’s policies for members of the Board in effect from time to time with respect to travel.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

COMPANY:

R1 RCM INC.

By:
Name:
Title:

INVESTORS:

COYCO 1, L.P.
By: COYCO GP, L.L.C., its general partner

By:
Name:
Title:

COYCO 2, L.P.
By: COYCO GP, L.L.C., its general partner

By:
Name:
Title:

INVESTOR AFFILIATES:

NEW MOUNTAIN PARTNERS V (AIV-D), LP

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

ANNEX E

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of January 9, 2022 (the “Agreement Date”), by and among R1 RCM Inc., a Delaware corporation (“Roadrunner”), TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (the “Stockholder”), and Revint Holdings, LLC, a Delaware limited liability company (“Coyote”). Each of Roadrunner, the Stockholder and Coyote are sometimes referred to as a “Party” and collectively as the “Parties”.

RECITALS

A. Concurrently with the execution and delivery of this Agreement, Roadrunner, Project Roadrunner Parent Inc., a Delaware corporation and wholly-owned subsidiary of Roadrunner (“New Pubco”), Project Roadrunner Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of New Pubco, Coyote, CoyCo 1, L.P., a Delaware limited partnership (“CoyCo 1”), and CoyCo 2, L.P., a Delaware limited partnership (collectively with CoyCo 1, the “Sellers”), are entering into a Transaction Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the issuance of New Pubco Common Stock comprising the Consideration (the “Stock Issuance”).

B. As of the Agreement Date, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 139,289,200 shares of Common Stock, par value $0.01 per share, of Roadrunner (the “Common Stock”) (the “Owned Shares”) and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant, dated as of February 16, 2016, by and between Roadrunner and the Stockholder (the “Warrant”), being all of the equity interests owned of record or beneficially by the Stockholder as of the Agreement Date (the Owned Shares together with any additional shares of Common Stock or other voting securities of the Company that such Stockholder may acquire record and/or beneficial ownership of after the Agreement Date, whether upon exercise of options, conversion of convertible securities or otherwise, which, for the avoidance of doubt, shall not include the shares of Common Stock issuable upon exercise of the Warrant unless, until and to the extent the Warrant is exercised in the Stockholder’s sole discretion, such Stockholder’s “Covered Shares”).

C. As a condition and inducement to the willingness of Coyote to enter into the Transaction Agreement, Coyote has required that the Stockholder enter into this Agreement and the Stockholder desires to enter into this Agreement to induce Coyote to enter into the Transaction Agreement.

D. In connection with the entry into the Transaction Agreement by the parties thereto, the Stockholder has agreed to enter into this Agreement with respect to the Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

1.1. “Expiration Time” shall mean the earliest to occur of (a) the time when the Requisite Vote has been obtained, (b) such time, if any, when the Transaction Agreement shall be validly terminated pursuant to Article IX thereof and (c) the Effective Time.

1.2. “Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, donation, distribution, appointment, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, donation, distribution, appointment, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a derivative arrangement with respect to any of the Covered Shares, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares or (c) the entry into any Contract, option, commitment or other undertaking (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) or (b) above.

2. Agreement to Not Transfer the Covered Shares.

2.1. No Transfer of Covered Shares. From the Agreement Date until the Expiration Time, the Stockholder agrees not to Transfer or cause or permit the Transfer of any of the Stockholder’s Covered Shares, other than with the prior written consent of Coyote or in accordance with and subject to Section 2.2. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void ab initio and of no effect whatsoever.

2.2. Permitted Transfers. Notwithstanding anything herein to the contrary, the Stockholder may Transfer any or all Covered Shares to any Affiliate of the Stockholder only if, prior to and as a condition to effectuating any such Transfer, the transferee agrees to be bound by the terms of this Agreement and executes and delivers to Coyote a joinder to this Agreement in a form reasonably acceptable to Coyote memorializing such agreement. During the term of this Agreement, Roadrunner will not register or otherwise recognize the transfer (book-entry or otherwise) of any Covered Shares or any certificate or uncertificated interest representing any of the Stockholder’s Covered Shares, except as permitted by, and in accordance with, this Section 2.2.

3. Agreement to Vote the Covered Shares.

3.1. Voting Agreement. From the Agreement Date until the Expiration Time, at each and every meeting of Roadrunner’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), the Stockholder shall vote (including via proxy) all of the Stockholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of the Stockholder’s Covered Shares) (a) in favor of the approval of the Stock Issuance; (b) in favor of the Transactions, (c) in favor of any proposal to adjourn or postpone such meeting of Roadrunner’s stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 7.08 of the Transaction Agreement, or (d) against any proposal made in opposition to or in competition with the Stock Issuance and the other transactions contemplated by the Transaction Agreement (including any Conflicting Transaction, without regard to the terms of such Conflicting Transaction) (clauses (a) through (d), the “Covered Proposals”). The obligations of the Stockholder specified in this Section 3 shall apply whether or not the Merger, the Stock Issuance, the Transactions or any action described above is recommended or approved by the Board of Directors of Roadrunner (or any committee thereof) (and, for the avoidance of doubt, shall continue to apply regardless of any Change in Recommendation).

3.2. Quorum. From the Agreement Date until the Expiration Time, at each and every meeting of Roadrunner’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall appear or be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.3. Return of Proxy. The Stockholder shall execute and deliver, within five (5) Business Days of receipt, any proxy card or voting instructions it receives that is sent to stockholders of Roadrunner soliciting proxies with respect to the Covered Proposals, which shall be voted in the manner described in Section 3.1 (with Roadrunner and Coyote to be promptly notified in writing (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

3.4. Appraisal Rights. Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the adoption of the Transaction Agreement that it may have under applicable Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any Covered Shares, in each case to the fullest extent permitted by Law.

3.5. Waiver. The Stockholder agrees (a) not to commence or participate in and (b) to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Roadrunner, the Roadrunner Subsidiaries, Coyote or any of their respective controlled Affiliates relating to the negotiation, execution or delivery of this Agreement or the Transaction Agreement or the consummation of the Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Transaction Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of Roadrunner in connection with this Agreement, the Transaction Agreement or the Transactions.

3.6. Governmental Restraint. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time, a Governmental Authority of competent jurisdiction enters an order restraining, enjoining or otherwise prohibiting the Stockholder or its Affiliates from taking any action that would be required pursuant to this Section 3, then (i) the applicable obligations of the Stockholder set forth in this Section 3 shall be of no force and effect for so long as such order is in effect to the extent such order restrains, enjoins or otherwise prohibits such Stockholder from taking any such action, and (ii) the Stockholder shall cause the Covered Shares not to be represented in person or by proxy at any meeting at which a vote of the Stockholder on the Covered Proposals is sought or requested.

4. New Shares. The Stockholder agrees that any Common Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires record or beneficial ownership (including pursuant to a stock split, reverse stock split, stock dividend or distribution, or any change in Common Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction, or any exercise of the Warrant) after the Agreement Date and prior to the Expiration Time shall be Covered Shares subject to the terms and conditions of this Agreement to the same extent as if they comprised the Owned Shares.

5. No Agreement as Director or Officer. The Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Owned Shares. Nothing in this Agreement shall in any way, or shall require the Stockholder to attempt to, limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee, designee or representative of the Stockholder to the board of directors of Roadrunner) of the Stockholder, solely in his or her capacity as a director or officer of Roadrunner (or a Roadrunner Subsidiary) or other fiduciary capacity for the Stockholder. No action taken (or omitted to be taken) in any such capacity as a director or officer (including to comply with such director’s or officer’s fiduciary obligations) shall be deemed to constitute a breach of this Agreement.

6. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Roadrunner that:

6.1. Due Authority. The Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. The Stockholder is duly organized, validly existing and in good standing in accordance with the laws of the State of Delaware, and the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby, have been validly authorized, and no other consents or authorizations are required to give effect to this

Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity (collectively, the “Enforceability Limitations”).

6.2. Ownership of the Owned Shares. (a) The Stockholder is, as of the Agreement Date, the record owner of, and has good and marketable title to, the Stockholder’s Owned Shares, free and clear of any and all Liens, other than those (i) created by this Agreement or (ii) arising under applicable securities Laws, and (b) the Stockholder has sole and full voting power over all of the Owned Shares beneficially owned by the Stockholder. The Stockholder has not entered into any agreement to Transfer any Owned Shares or the Warrant.

6.3. No Conflict; Consents.

a. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with the provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to the Stockholder, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on, any of the Covered Shares beneficially owned by the Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject.

b. Except as set forth in Section 5.06(b) of the Roadrunner Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

6.4. Absence of Litigation. Except as set forth in the Roadrunner SEC Reports, as of the Agreement Date, there is no legal action, investigation or proceeding pending against, or, to the Knowledge of the Stockholder, threatened against the Stockholder or any of the Stockholder’s properties or assets (including any Covered Shares) that would reasonably be expected to materially impair the ability of the Stockholder to perform its obligations hereunder.

6.5. No Other Arrangements. Other than as set forth in this Agreement, the Stockholder does not have any agreements, arrangements or understandings of any kind with any other Person (i) with respect to the Transfer or voting of the Covered Shares or the Transactions, (ii) that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s covenants and obligations hereunder or (iii) in connection with the transactions contemplated by the Transaction Agreement.

7. Representations and Warranties of Roadrunner. Roadrunner hereby represents and warrants to the Stockholder that:

7.1. Due Authority. Roadrunner has the full power and capacity to make, enter into and carry out the terms of this Agreement. Roadrunner is duly organized, validly existing and in good standing in accordance with the laws of the State of Delaware. The execution and delivery of this Agreement, the performance of Roadrunner’s obligations hereunder, and the consummation of the transactions contemplated hereby, have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Roadrunner and constitutes a valid and binding obligation of Roadrunner enforceable against it in accordance with its terms, subject to the Enforceability Limitations.

7.2. No Conflict; Consents.

a. The execution and delivery of this Agreement by Roadrunner does not, and the performance by Roadrunner of its obligations under this Agreement and the compliance by Roadrunner with the provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Roadrunner, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract or obligation to which Roadrunner is a party or by which Roadrunner is subject.

b. No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Roadrunner in connection with the execution and delivery of this Agreement or the consummation by Roadrunner of the transactions contemplated hereby.

7.3. Absence of Litigation. As of the Agreement Date, there is no legal action, investigation or proceeding pending against, or, to the Knowledge of Roadrunner, threatened against Roadrunner or any of Roadrunner’s properties or assets that would reasonably be expected to materially impair the ability of Roadrunner to perform its obligations hereunder.

8. Intended Tax Treatment. The Stockholder represents that it has no binding commitment to transfer (for Tax purposes) any of the New Pubco Common Stock or other stock in New Pubco (for U.S. federal income tax purposes) that it will receive in connection with the Transactions (or any stock (for U.S. federal income tax purposes) that such New Pubco Common Stock or other stock is converted into by means of a recapitalization or similar transaction) (a “Binding Commitment”). The Stockholder further agrees not to (and to cause its Subsidiaries and Affiliates not to) enter into a Binding Commitment prior to the thirty-day anniversary of the Closing Date. The Parties acknowledge and agree that any partial repurchase of the Stockholder’s New Pubco Common Stock or other stock in New Pubco (for U.S. federal income tax purposes) in connection with a tender offer following the Closing shall not give rise to a breach of the representations, warranties, or covenants of the Stockholder set forth in this Section 8.

9. Representations and Warranties of Coyote. Coyote hereby represents and warrants to the Stockholder that:

9.1. Due Authority. Coyote has the full power and capacity to make, enter into and carry out the terms of this Agreement. Coyote is duly organized, validly existing and in good standing in accordance with the laws of the State of Delaware. The execution and delivery of this Agreement, the performance of Coyote’s obligations hereunder, and the consummation of the transactions contemplated hereby, have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Coyote and constitutes a valid and binding obligation of Coyote enforceable against it in accordance with its terms, subject to the Enforceability Limitations.

9.2. No Conflict; Consents.

a. The execution and delivery of this Agreement by Coyote does not, and the performance by Coyote of its obligations under this Agreement and the compliance by Coyote with the provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Coyote, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract or obligation to which Coyote is a party or by which Coyote is subject.

b. No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental

Authority or any other Person, is required by or with respect to Coyote in connection with the execution and delivery of this Agreement or the consummation by Coyote of the transactions contemplated hereby.

9.3. Absence of Litigation. As of the Agreement Date, there is no legal action, investigation or proceeding pending against, or, to the Knowledge of Coyote, threatened against Coyote or any of Coyote’s properties or assets that would reasonably be expected to materially impair the ability of Coyote to perform its obligations hereunder.

10. Miscellaneous.

10.1. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Roadrunner or Coyote any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and neither Coyote nor Roadrunner shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.2. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Stock” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3. Amendments and Modifications; Third Party Beneficiary. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties. Each of the Parties agrees that none of Section 3, this Section 10.3 or Section 10.9 may be amended or waived without the Coyote’s prior written consent.

10.4. Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) the Business Day following transmission, if sent via email at or after 5:00 p.m. New York time on a Business Day (provided that a copy is also sent for next Business Day delivery pursuant to clause (ii) above), in each case to the intended recipient as set forth below:

a.	if to the Stockholder, to:

c/o TowerBrook Capital Partners L.P.

65 East 55th Street, 19th Floor

New York, NY 10022

Attention: Glenn Miller

Email:      glenn.miller@towerbrook.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Steven A. Cohen

        Elina Tetelbaum

Email:       SACohen@wlrk.com

                  ETetelbaum@wlrk.com

b.	if to Roadrunner, to:

R1 RCM Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

Attention: Sean Radcliffe

Email:      sradcliffe@r1rcm.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

  Robert M. Hayward, P.C.

  Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com

  robert.hayward@kirkland.com

  bradley.reed@kirkland.com

c.	if to Coyote, to:

Revint Holdings, LLC

1100 Peachtree Street, Suite 1550

Atlanta, GA 30309

Attention:     Kathryn Stalmack

Email: kathryn.stalmack@cloudmed.com

and

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matthew Holt

  Jack Qian

Email: mholt@newmountaincapital.com

  jqian@newmountaincapital.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention: John E. Sorkin

  Andrew P. Silver

Email: john.sorkin@ropesgray.com

  andrew.silver@ropesgray.com

From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 10.4.

10.5. Venue; Waiver of Jury Trial.

a. Each Party (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any federal court within the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court within the District of Delaware and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each Party agrees that (i) this Agreement involves at least $100,000.00 and (ii) this Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708. Each Party agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Any judgment from any such court described above may, however, be enforced by any Party in any other court in any other jurisdiction.

b. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE TRANSACTION AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY, THEREBY OR BY THE FINANCING COMMITMENT (INCLUDING IN ANY ACTION, PROCEEDING, SUIT OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6. Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Roadrunner, New Pubco and Coyote of the Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, the Proxy Statement and any other disclosure document required in connection with the Transaction Agreement (the “Public Documents”), the Stock Issuance and the transactions contemplated by the Transaction Agreement. Roadrunner and Coyote consent to and authorize the publication and disclosure by the Stockholder of the terms of this Agreement and the Transaction Agreement (including, for the avoidance of doubt, the disclosure of this Agreement and the Transaction Agreement) in any Schedule 13D amendment filed by the Stockholder.

10.7. Further Assurances. Each Party agrees, from time to time, at the reasonable request of the other Party and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement.

10.8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, the Stockholder hereby authorizes Roadrunner or its counsel to notify Roadrunner’s transfer agent, and Roadrunner shall notify the transfer agent that, that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by New Pubco following the Expiration Time.

10.9. Enforcement; Exclusive Remedy; Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement without the posting of a bond or undertaking in connection with such remedy and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, and covenants in this Agreement will be construed to be cumulative and that each representation, warranty, and covenant in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof. The Parties hereby agree that the right of specific performance is an integral part of the transactions contemplated hereby and without that right, the Parties would not have entered into this Agreement. Roadrunner hereby agrees that the right of specific performance or injunctive relief pursuant to this Section 10.9 shall be its sole and exclusive remedy with respect to breaches or threatened breaches by the Stockholder in connection with this Agreement, and neither Roadrunner nor any of its Affiliates may pursue or accept any other form of relief (including monetary damages or reimbursement, whether in law or equity) that may be available for breach of this Agreement.

10.10. Entire Agreement. This Agreement and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of any Party or the obligations of any Party under any other agreement between or among one or more of the Parties. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Transaction Agreement, the Warrant, the Investor Rights Agreement, dated as of February 16, 2016, by and among Roadrunner, the Stockholder and the other parties thereto, as amended, or the Registration Rights Agreement, dated as of February 16, 2016, by and between Roadrunner and the Stockholder.

10.11. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.12. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any Party without the prior written consent of both of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10.13. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.14. Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

10.15. Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.16. Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 10.16 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

10.17. Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the earlier to occur of (a) the Expiration Time and (b) the entry, without the prior written consent of the Stockholder, into any amendment, waiver, modification or other change to any provision of the Transaction Agreement (including any exhibits, annexes or schedules thereto) that (A) results in a change in the consideration that would be payable to any holder of equity interests in Roadrunner or changes the mix of the consideration that would be payable in respect of such equity interests or (B) is otherwise adverse in any material respect to the Stockholder; provided that the provisions of this Section 10.17 shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination in accordance with this Section 10.17.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

R1 RCM INC.

By:	/s/ Joseph Flanagan
Name: Joseph Flanagan
Title: Chief Executive Officer and President

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President

REVINT HOLDINGS, LLC

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: Vice President

[Signature Page to Voting Agreement]

ANNEX F

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

January 9, 2022

The Board of Directors R1

RCM Inc.

401 North Michigan Avenue Chicago,

IL 60611

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to R1 RCM Inc., a Delaware corporation (“Roadrunner”), of the Consideration (as defined below) proposed to be paid for the Blocker Parent LLC Interests (as defined below) pursuant to the Transaction Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among Roadrunner, Project Roadrunner Parent, Inc. a Delaware corporation and wholly owned subsidiary of Roadrunner (“New PubCo”), Project Roadrunner Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of New PubCo (“Merger Sub”), Revint Holdings, LLC, a Delaware limited liability company (“Coyote”), Coyco 1, L.P., a Delaware limited partnership and Coyco 2, L.P., a Delaware limited partnership (collectively, the “Sellers”). The Agreement provides for, among other things, (a) the merger of Merger Sub with and into Roadrunner, with Roadrunner surviving the merger as a wholly owned subsidiary of New PubCo and (b) the contribution by the Sellers to New PubCo of all of the Sellers’ limited liability company interests in NMC Revint Blocker Parent LLC., a Delaware limited liability company (“Blocker Parent”, and such limited liability company interests, the “Blocker Parent LLC Interests”) (which following a pre-closing reorganization, will own Coyote), in exchange for the issuance to the Sellers of 138,400,874 shares of Common Stock, par value $0.01 per share, of New PubCo (the “Consideration”), subject to certain adjustments (as to which we express no opinion) as set forth in the Agreement (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of Roadrunner in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Roadrunner has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to Roadrunner, including in connection with Roadrunner’s acquisition of VisitPay in 2021, its conversion agreement with Ascension Health Alliance (“Ascension”) and TowerBrook Capital Partners L.P. (“TowerBrook”) in 2021, its acquisition of SCI Solutions in 2020 and its purchase of Cerner’s RevWorks in 2020, and we have received compensation from Roadrunner for such services. In the past two years, we have been engaged to provide financial advisory services to a portfolio company of Ascension Health Alliance and TowerBrook, affiliates of which collectively own over 50% of the fully diluted outstanding shares of common stock of Roadrunner, and we may receive compensation in the future for such services. In the past two years, we have been engaged to provide financial advisory services unrelated to Coyote or the Sellers to J. Jill, Inc. (“J. Jill”), a portfolio company of TowerBrook, in connection with J. Jill’s transaction support agreement with over 70% of its term loan lenders and a majority of its equity shareholders, and we have received compensation from J. Jill for such services during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Coyote or the Sellers, and we have not received any

F-1

The Board of Directors

R1 RCM Inc.

January 9, 2022

compensation from Coyote or the Sellers during such period. In the past two years, we have been engaged to provide financial advisory services to New Mountain Capital, L.L.C. (“Sponsor”), the sponsor of Coyote, or Sponsor’s affiliates, including in connection with a strategic matter involving one of Sponsor’s portfolio companies in 2021 and the sale of 20% of Blue Yonder Holding, Inc. (formerly JDA Software) to Panasonic Corporation in 2020, and we have received compensation from Sponsor for such services. We may provide financial advisory and other services to or with respect to Roadrunner, Ascension, TowerBrook, New PubCo, Coyote, the Sellers, Sponsor or their respective affiliates and portfolio companies of Sponsor or TowerBrook in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Roadrunner, Ascension, TowerBrook, New PubCo, Coyote, the Sellers, Sponsor or any of their respective affiliates, including portfolio companies of Sponsor or TowerBrook, or any other party that may be involved in the Transaction

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated January 9, 2022 (the “Draft Agreement”); (ii) a draft of the Financing Commitment (as defined in the Agreement) dated January 9, 2022 (the “Draft Financing Commitment”), (iii) audited consolidated financial statements of Revint II (as defined in the Agreement) for the fiscal years ended December 31, 2020 and December 31, 2019 furnished to us by the Sellers, (iv) unaudited consolidated financial statements of Revint II for the 9-month period ended September 30, 2021 furnished to us by the Sellers, (v) Annual Reports on Form 10-K of Roadrunner for the years ended December 31, 2020, 2019 and 2018; (vi) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Roadrunner; (vii) certain publicly available research analyst reports for Roadrunner; (viii) certain other communications from Roadrunner to its stockholders; (ix) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Coyote prepared by management of Coyote and furnished to us by Roadrunner for purposes of our analysis (collectively, the “Coyote Internal Data”); (x) certain financial forecasts, analyses and projections relating to Coyote provided by management of Coyote as adjusted by management of Roadrunner and furnished to us by Roadrunner for purposes of our analysis (as so adjusted, the “Coyote Forecasts”); (xi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Roadrunner, including certain financial forecasts, analyses and projections relating to the Roadrunner prepared by management of Roadrunner and furnished to us by Roadrunner for purposes of our analysis (the “Roadrunner Forecasts”) (collectively, the “Roadrunner Internal Data”) and (xii) certain cost savings and operating synergies projected by the management of the Roadrunner to result from the Transaction furnished to us by Roadrunner for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Roadrunner and Coyote regarding their assessment of the Coyote Internal Data, the Coyote Forecasts and the Roadrunner Internal Data (including the Roadrunner Forecasts) and the Synergies, as appropriate, and we have conducted discussions with members of the senior management of the Roadrunner regarding the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for Roadrunner and certain financial data for Coyote and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Coyote Internal Data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the

F-2

The Board of Directors

R1 RCM Inc.

January 9, 2022

management of Coyote as to the matters covered thereby and that the Roadrunner Internal Data (including, without limitation, the Roadrunner Forecasts), the Coyote Forecasts and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Roadrunner as to the matters covered thereby, and we have relied, at your direction, on the Coyote Internal Data, the Coyote Forecasts, the Roadrunner Internal Data (including the Roadrunner Forecasts) and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Coyote Internal Data, the Coyote Forecasts, the Roadrunner Internal Data (including the Roadrunner Forecasts) or the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off balance-sheet or otherwise) of Roadrunner or Coyote, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Roadrunner or Coyote. We have assumed, at your direction, that (i) the final executed Agreement and Financing Commitment will not differ in any respect material to our analysis or this opinion from the Draft Agreement and Draft Financing Commitment, respectively, reviewed by us, (ii) the representations and warranties made by Roadrunner, Coyote and the Sellers in the Agreement and related agreements are and will be true and correct in all respects material to our analysis, and (iii) there will be no adjustments to the Consideration pursuant to the Agreement that would be material to our analysis or this opinion, and (iv) that the debt financing to be incurred by Roadrunner or New PubCo in connection with the Transaction will be obtained on terms no less favorable to Roadrunner or New PubCo, as applicable, than the terms set forth in the Debt Commitment Letters. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of Roadrunner. We have not evaluated and do not express any opinion as to the solvency or fair value of Roadrunner, Coyote, New PubCo, the Sellers or any other person, or the ability of the Roadrunner or such other person to pay its respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Roadrunner’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Roadrunner or in which Roadrunner might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Roadrunner of the Consideration to be paid for the Blocker Parent LLC Interests pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, any ongoing obligations of Roadrunner, any allocation of the Consideration, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Roadrunner or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or

F-3

The Board of Directors

R1 RCM Inc.

January 9, 2022

employees of the Roadrunner, Coyote, the Sellers or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Roadrunner and Coyote. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We also express no view or opinion as to any consequence that may result from the Transaction, including as to the price at which any securities of Roadrunner or New PubCo (including the shares comprising the Consideration) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Roadrunner or any other person as to how such stockholder or other person should vote with respect to issuance of the Consideration or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of Roadrunner (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid for the Blocker Parent LLC Interests pursuant to the Agreement is fair, from a financial point of view, to Roadrunner.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

F-4

Annex G

CERTIFICATE OF AMENDMENT

OF

RESTATED

CERTIFICATE OF INCORPORATION

OF

R1 RCM INC.

R1 RCM Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article FOURTH and replacing it with the following (the “Amendment”):

“FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is 755,000,000 shares, consisting of (i) 750,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).

SECOND: The foregoing Amendment was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed by a duly authorized officer of the Corporation on this      day of                 , 2022.

[Remainder of Page Intentionally Left Blank]

G-1

R1 RCM INC.

By:
Name:	Rachel Wilson
Title:	Executive Vice President and Chief Financial Officer

Attest:

By:
Name:	Sean Radcliffe
Title:	Corporate Secretary

[Signature Page to Certificate of Amendment of Restated Certificate of Incorporation of R1 RCM Inc.]

G-2